As filed with the Securities and Exchange Commission on February 20, 2014

Registration No. 333-192865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASCADE BANCORP

(Exact name of registrant as specified in its charter)

Oregon	6022	93-1034484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1100 NW Wall Street
Bend, Oregon 97701
(877) 617-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew J. Gerlicher, Esq.
Executive Vice President, General Counsel and Corporate Secretary

Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701
(541) 617-3147

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Haas, Esq. Hunton & Williams LLP Riverfront Plaza — East Tower 951 East Byrd Street Richmond, Virginia 23219 (804) 788-7217	Len E. Williams Chief Executive Officer Home Federal Bancorp, Inc. 500 12th Avenue South Nampa, Idaho 83651 (208) 466-4634	Kimberly J. Schaefer, Esq. Vorys, Sater, Seymour and Pease LLP 301 East Fourth Street, Suite 3500 Cincinnati, Ohio 45202 (513) 723-4068

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, without par value	—	N/A	$113,517,052.21	$14,621.00

(1)	Omitted in reliance on Rule 457(o) of the Securities Act of 1933. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of Cascade Bancorp’s common stock as may be issuable as a result of stock splits, stock dividends or the like.
(2)	Estimated solely for the purpose of determining the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rules 457(f)(1), 457(f)(3) and 457(c) of the Securities Act, based on the market value of the shares of common stock, par value $0.01 per share, of Home Federal Bancorp, Inc. expected to be exchanged for common stock of the Registrant in connection with the merger. The proposed maximum aggregate offering price was calculated as follows: (x) the average of the high and low sales prices of common stock of Home Federal Bancorp, Inc. on the NASDAQ Global Select Market on December 11, 2013 of $15.09, multiplied by (z) 15,527,969 shares of common stock of Home Federal Bancorp, Inc., which represents the maximum number of shares of common stock to be converted in the merger and includes 109,426 shares of restricted common stock and 695,212 shares of common stock reserved for issuance upon the exercise of outstanding stock options, less (z) $120,800,000, which is the estimated amount of cash to be paid by the Registrant in the merger.
(3)	Computed in accordance with Section 6(b) of the Securities Act of 1933 based on a rate of $128.80 per $1,000,000 of the proposed maximum aggregate offering price. The filing fee was previously paid in connection with Cascade Bancorp’s Registration Statement on Form S-4, which was filed with the Securities and Exchange Commission on December 16, 2013.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

Information contained in this joint proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the shares of Cascade Bancorp common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS,
SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2014

Dear Stockholders of Cascade Bancorp and Home Federal Bancorp, Inc.:

We are pleased to report that the boards of directors of Cascade Bancorp, referred to as Cascade, and Home Federal Bancorp, Inc., referred to as Home, have approved a merger involving our two companies. We cannot complete the merger without your approval. If the merger proposals described in this document are approved by the stockholders of each company and the merger is subsequently completed, Home will merge with and into Cascade, with Cascade as the surviving company.

In the merger, all of the issued and outstanding shares of Home common stock will be converted into, in the aggregate, (1) 24,309,066 shares of Cascade common stock and (2) $120,800,000 in cash, subject to adjustment as described in the accompanying document. The merger consideration will be paid pro rata to holders of Home common stock as of immediately prior to the effective time of the merger.

The market value of the stock consideration will fluctuate with the market price of Cascade common stock and the aggregate cash consideration is subject to adjustment based on Home’s tangible stockholders’ equity and transaction costs. In certain circumstances, Cascade may also increase the number of shares of Cascade common stock that will be issued in the merger. For illustrative purposes, if the merger had been completed on February 7, 2014, the companies estimate that the per share merger consideration would have been $16.30 per share, which would have consisted of cash consideration of $8.07 and 1.6389 shares of Cascade common stock having a value of $8.23 based on the 20-day weighted average closing price of Cascade common stock on January 28, 2014. The actual amount of the merger consideration may differ from this estimate and will not be known when you vote because it will not be determined until immediately prior to the completion of the merger. Cascade and Home have agreed, however, that the minimum per share consideration payable to Home stockholders if the merger is completed will be approximately $13.38 per share unless the Home stockholders are resolicited. For details about the assumptions underlying the estimated per share merger consideration, the calculation of and adjustments to the merger consideration and the minimum per share merger consideration payable if the merger is completed, see the sections under the headings “The Merger — Terms of the Merger — Illustrative Calculations of the Per Share Merger Consideration” and “The Merger — Terms of the Merger — Minimum Merger Consideration if the Merger is Completed” beginning on pages 61 and 64, respectively.

Cascade common stock is currently quoted on the NASDAQ Capital Market under the symbol “CACB.” On [          ], the last trading day before the date of this document for which it was practicable to obtain this information, the closing share price of Cascade common stock was $     per share as reported on the NASDAQ Capital Market. We urge you to obtain current market quotations for Cascade common stock and Home common stock.

Cascade and Home will each hold a special meeting of stockholders to consider the proposed merger and related matters. Cascade’s and Home’s respective boards of directors are providing this document to solicit your proxy to vote for approval of the merger agreement and related matters. This document is also being delivered to Home stockholders as Cascade’s prospectus for its offering of Cascade common stock in connection with the merger.

Your vote is very important. Whether or not you expect to attend the Cascade special meeting or Home special meeting, as applicable, please vote promptly. Submitting a proxy now will not prevent you from being able to vote in person at the applicable special meeting. Each of the Cascade and Home boards of directors has approved the merger agreement and the transactions contemplated thereby and recommends to its stockholders to vote “FOR” approval of its respective proposals.

This document provides you with detailed information about the proposed merger. It also contains or references information about Cascade and Home and certain related matters. You are encouraged to read this document carefully and in its entirety. In particular, you should read the “Risk Factors” section beginning on page 31 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

Sincerely,

Terry E. Zink President and Chief Executive Officer of Cascade Bancorp	Len E. Williams President and Chief Executive Officer of Home Federal Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the Cascade common stock in connection with the merger or the other transactions described in this document, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of Cascade common stock to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this document is [    ] and it is first being mailed to stockholders of Cascade and Home on or about [    ].

WHERE YOU CAN FIND MORE INFORMATION

Cascade and Home file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any materials that Cascade files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at (800) SEC-0330 or (800) 732-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains Cascade’s and Home’s SEC filings, as well as reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, located at http://www.sec.gov.

These filings are also accessible free of charge from Cascade’s website at www.botc.com under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings” or from Home’s website at www.myhomefed.com/ir under the heading “SEC Filings, Ownership and Forms,” as soon as reasonably practicable after filing with the SEC. By making this reference to Cascade’s and Home’s websites, Cascade and Home do not intend to incorporate into this report any information contained in those websites. The websites should not be considered part of this document.

Cascade has filed a registration statement on Form S-4, of which this document forms a part, to register with the SEC the Cascade common stock that Home stockholders will be entitled to receive in the merger. This document does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this document. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document also incorporates by reference documents that Home has previously filed with the SEC. They contain important business and financial information about Home and its financial condition. For further information, please see the section entitled “Incorporation of Certain Documents by Reference” beginning on page 196.

These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

Cascade Bancorp 1100 North West Wall Street P.O. Box 369 Bend, Oregon 97701 Attention: Investor Relations (541) 617-3513	Home Federal Bancorp, Inc. 500 12th Avenue South Nampa, Idaho 83651 Attention: Chief Financial Officer (208) 468-5156

To obtain timely delivery of these documents, you must request the information no later than [           ], 2014 in order to receive them before the Cascade special meeting and no later than [           ], 2014 in order to receive them before the Home special meeting.

You should rely only on the information contained in this document to vote your shares at the Cascade special meeting and Home special meeting. Unless stated otherwise, information relating to Cascade was provided by Cascade and information relating to Home was provided by Home. Neither Cascade nor Home has authorized anyone to provide you with information that differs from that contained in this document. This document is dated [           ]. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to Cascade stockholders or Home stockholders nor the issuance of shares of Cascade common stock in the merger shall create any implication to the contrary.

Cascade common stock is traded on the NASDAQ Capital Market under the symbol “CACB,” and Home common stock is traded on the NASDAQ Global Select Market under the symbol “HOME.”

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CASCADE BANCORP
1100 N.W. WALL STREET
BEND, OREGON 97701

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [           ], 2014

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Cascade Bancorp, referred to as Cascade, will be held at Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97701, at [           ], Pacific time, on [           ], 2014 for the following purposes:

1.	To approve the Agreement and Plan of Merger, dated as of October 23, 2013, by and between Cascade and Home Federal Bancorp, Inc., as such agreement may be amended from time to time, referred to as the merger agreement, a copy of which is attached as Appendix A, referred to as the Cascade merger proposal;
2.	To approve the issuance of Cascade common stock in the merger, referred to as the Cascade stock issuance proposal; and
3.	To approve one or more adjournments of the Cascade special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Cascade merger proposal or the Cascade stock issuance proposal, referred to as the Cascade adjournment proposal.

Cascade will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in this document, which you should read carefully and in its entirety before you vote.

The Cascade board of directors has set [           ] as the record date for the Cascade special meeting. Only holders of record of Cascade common stock at the close of business on [           ] will be entitled to notice of and to vote at the Cascade special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Cascade special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Cascade common stock.

Your vote is very important. To ensure your representation at the Cascade special meeting, please complete and return the enclosed proxy card. Please vote promptly whether or not you expect to attend the Cascade special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Cascade special meeting.

The Cascade board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Cascade merger proposal, “FOR” the Cascade stock issuance proposal and “FOR” the Cascade adjournment proposal (if necessary or appropriate).

BY ORDER OF THE BOARD OF DIRECTORS,

Andrew J. Gerlicher
Executive Vice President, General Counsel and Corporate Secretary

Bend, Oregon
[           ], 2014

PLEASE VOTE YOUR SHARES OF CASCADE COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL CASCADE INVESTOR RELATIONS AT (541) 617-3513.

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HOME FEDERAL BANCORP, INC.
500 12TH AVENUE SOUTH,
NAMPA, IDAHO 83651

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [           ], 2014

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Home Federal Bancorp, Inc., referred to as Home, will be held at Home’s headquarters located at 500 12th Avenue South, Nampa, Idaho 83651 at [           ], Mountain time, on [           ], 2014, for the following purposes:

1.	To approve the Agreement and Plan of Merger, dated as of October 23, 2013, by and between Cascade Bancorp, and Home, as such agreement may be amended from time to time, referred to as the merger agreement, a copy of which is attached as Appendix A, and the merger and other transactions contemplated by the merger agreement, referred to as the Home merger proposal;
2.	To approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Home in connection with the merger, referred to as the Home advisory (non-binding) proposal on specified compensation; and
3.	To approve one or more adjournments of the Home special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Home merger proposal, referred to as the Home adjournment proposal.

Home will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in this document, which you should read carefully and in its entirety before you vote.

The Home board of directors has set [           ] as the record date for the Home special meeting. Only holders of record of Home common stock at the close of business on [           ] will be entitled to notice of and to vote at the Home special meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Home special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Home common stock.

Your vote is very important. To ensure your representation at the Home special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Home special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Home special meeting.

The Home board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Home merger proposal, “FOR” the Home advisory (non-binding) proposal on specified compensation and “FOR” the Home adjournment proposal (if necessary or appropriate).

BY ORDER OF THE BOARD OF DIRECTORS,

Eric S. Nadeau
Chief Financial Officer and Secretary

Nampa, Idaho
[           ], 2014

PLEASE VOTE YOUR SHARES OF HOME COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL HOME INVESTOR RELATIONS AT (208) 468-5156.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the special meetings. The companies urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	WHAT IS THE MERGER?
A.	Cascade Bancorp, referred to as Cascade, and Home Federal Bancorp, Inc., referred to as Home, have entered into an Agreement and Plan of Merger, dated as of October 23, 2013, referred to as the merger agreement. Cascade and Home are sometimes collectively referred to as the companies. Subject to the terms and conditions of the merger agreement, Home will merge with and into Cascade, referred to as the merger, with Cascade continuing as the surviving corporation, referred to as the surviving company. A copy of the merger agreement is attached as Appendix A to this document and incorporated in this document by reference. Immediately following the merger, Home Federal Bank, a wholly owned subsidiary of Home, referred to as Home Bank, will merge with and into Bank of the Cascades, a wholly owned subsidiary of Cascade, referred to as Cascade Bank, with Cascade Bank continuing as the surviving bank, which is referred to as the bank merger. The merger and the bank merger are collectively referred to as the mergers. In order to complete the transaction, the mergers must be approved by the applicable banking regulators of Cascade, Cascade Bank, Home and Home Bank.
Q:	WHY AM I RECEIVING THIS DOCUMENT?
A.	Each of Cascade and Home is sending these materials to its stockholders to help them decide how to vote their shares of Cascade common stock or Home common stock, as the case may be, with respect to the merger agreement and other matters to be considered at the special meetings.

The merger cannot be completed unless Cascade stockholders approve the merger agreement and the issuance of Cascade common stock in the merger and Home stockholders approve the merger and the merger agreement. Each of Cascade and Home is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger as well as other related matters. Information about these special meetings, the merger and the other business to be considered by stockholders at each of the special meetings is contained in this document.

This document constitutes both a joint proxy statement of Cascade and Home and a prospectus of Cascade. It is a joint proxy statement because each of the boards of directors of Cascade and Home is soliciting proxies using this document from their respective stockholders. It is a prospectus because Cascade, in connection with the merger, is offering shares of Cascade common stock in exchange for outstanding shares of Home common stock in the merger.

Q:	WHAT WILL HOME STOCKHOLDERS RECEIVE IN THE MERGER?
A:	In the merger, all of the issued and outstanding shares of Home common stock will be converted into, in the aggregate, (1) 24,309,066 shares of Cascade common stock, referred to as the stock consideration, and (2) $120,800,000 in cash (x) plus or minus the amount by which Home’s closing tangible stockholders’ equity (determined without taking into account Home’s transaction costs) as of the last day of the calendar month preceding the effective time of the merger, referred to as Home’s closing tangible net worth, is above or below $168,100,000, as the case may be, (y) minus the aggregate cash paid to holders of Home stock options in the merger and (z) minus the amount that Home’s transaction costs exceed $18,000,000, referred to as the cash consideration. The stock consideration and the cash consideration are collectively referred to as the merger consideration. The merger consideration will be paid pro rata to holders of Home common stock as of immediately prior to the effective time of the merger.

Cascade will not issue fractional shares of Cascade common stock in the merger. Home stockholders who would otherwise be entitled to a fractional share of Cascade common stock upon the completion of the merger will instead receive an amount in cash calculated using the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of Cascade common stock on the NASDAQ Capital Market, referred to as NASDAQ, for the 20 trading days immediately preceding the tenth day prior to the closing date of the merger, referred to as the Cascade average closing price.

Under certain circumstances, the number of shares of Cascade common stock to be issued in the merger may be increased. For more information, see the section under the heading “The Merger — Terms of the Merger — Merger Consideration” beginning on page 57.

For illustrative purposes, if the merger had been completed on February 7, 2014, the companies estimate that the per share merger consideration payable for each share of Home common stock would have been $16.30, which would have consisted of cash consideration of $8.07 and stock consideration of 1.6389 shares of Cascade common stock having a value of $8.23 based on the 20-day weighted average closing price of Cascade common stock on January 28, 2014. The actual amount of the merger consideration may differ from this estimate because the actual amount of the merger consideration will not be determined until immediately before the completion of the merger. For details about the assumptions underlying this estimate and more information about the calculation of, and adjustments to, the merger consideration, please see the section under the heading “The Merger — Terms of the Merger — Illustrative Calculations of the Per Share Merger Consideration” beginning on page 61.

If the merger is approved, the minimum per share merger consideration that will be received by Home stockholders without being resolicited is approximately $13.38. For more information, see the section under the heading “The Merger — Terms of the Merger — Minimum Merger Consideration Payable if the Merger is Completed” beginning on page 64.

Q:	WILL THE VALUE OF THE MERGER CONSIDERATION CHANGE BETWEEN THE DATE OF THIS DOCUMENT AND THE TIME THE MERGER IS COMPLETED?
A:	Yes. The value of the stock consideration may fluctuate between the special meetings and the completion of the merger based upon the market value of Cascade common stock. Any fluctuation in the market price of Cascade common stock will change the value of the shares of Cascade common stock that you will receive. In certain circumstances, however, Home can terminate the merger agreement if the Cascade average closing price is below $4.25 per share unless Cascade adjusts the number of shares to be issued in the merger. The merger agreement does not provide for a resolicitation of either company’s stockholders if the Cascade average closing price falls below $4.25 per share and the Home board of directors nevertheless chooses to complete the transaction. The Home board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under the circumstances described above, and the Cascade board of directors has made no decision as to whether it would authorize Cascade to increase the number of shares of Cascade common stock to be issued in the merger if Home decided to exercise its right to terminate the merger agreement. In deciding whether to exercise its right to terminate the merger agreement, the Home board of directors would consider whether the then-trading price of Cascade common stock reflected the Home board of directors’ view of Cascade’s intrinsic value; the total value of the merger consideration, including after giving effect to any adjustments to the cash consideration; whether and the extent to which the Home board of directors believed shares of Cascade common stock would increase in value after the completion of the merger; the surviving company’s prospects generally; Home’s prospects on a stand-alone basis compared to the aggregate value of the merger consideration; and various macro-economic conditions and factors. Home intends to issue a press release in the event this termination right is triggered but the Home board of directors decides to proceed with the merger and not terminate the merger agreement.

In addition, the exact value of the cash consideration cannot be determined at the time of the special meetings because it is subject to adjustment based on the following:

•	Home’s closing tangible net worth;
•	the aggregate cash paid to holders of Home stock options in the merger; and
•	the extent to which Home’s transaction costs exceed $18,000,000.

For more information about the adjustments to the merger consideration, please see the section under the heading “The Merger — Terms of the Merger — Illustrative Calculations of the Per Share Merger Consideration” beginning on page 61.

Q:	WHAT HAPPENS TO HOME EQUITY AWARDS IN THE MERGER?
A:	Home Stock Options. As of the effective time of the merger, each option to purchase shares of Home common stock granted under Home stock plans, referred to as a Home stock option, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger, will be automatically cancelled and will only entitle the holder to receive an amount of cash calculated as specified under the merger agreement.

Home Restricted Stock Awards.  Each award with respect to a share of Home common stock subject to vesting, repurchase or other lapse restriction granted under a Home stock plan, referred to as a Home restricted share, shall be cancelled and converted into a right to receive the merger consideration within ten days following the effective time of the merger, following the delivery to Cascade of a Home restricted share cancellation agreement.

Q:	WHEN WILL THE MERGER BE COMPLETED?
A:	Cascade and Home are working to complete the merger as soon as practicable. If stockholders of Cascade and Home approve the merger, the companies anticipate that they will be able to complete the merger by the end of the first quarter or during the second quarter of 2014. Neither Cascade nor Home can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the required regulatory approvals or waivers and the companies’ respective stockholders’ approvals will be received. It is possible that the completion of the merger may not occur promptly after the Cascade and Home special meetings, including because all required regulatory approvals and waivers have not been obtained. Under the merger agreement, either company can terminate the merger agreement if the merger is not completed by June 30, 2014, except to the extent the failure to complete the merger by such date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. For further information, please see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 113 and “The Merger Agreement — Termination of the Merger Agreement” beginning on page 114.
Q:	WHO IS ENTITLED TO VOTE?
A:	Cascade Special Meeting. Holders of record of Cascade common stock at the close of business on [ ], which is the date that the Cascade board of directors has fixed as the record date for the Cascade special meeting, are entitled to vote at the Cascade special meeting.

Home Special Meeting.  Holders of record of Home common stock at the close of business on [           ], which is the date that the Home board of directors has fixed as the record date for the Home special meeting, are entitled to vote at the Home special meeting.

Q:	WHAT CONSTITUTES A QUORUM?
A:	Cascade Special Meeting. The presence at the Cascade special meeting, in person or represented by proxy, of the holders of a majority of the outstanding shares of Cascade common stock entitled to vote at the Cascade special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included in determining the number of shares present at the Cascade special meeting for the purpose of determining the presence of a quorum.

Home Special Meeting.  The presence at the Home special meeting, in person or represented by proxy, of the holders of one-third of the outstanding shares of Home common stock entitled to vote at the Home special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included in determining the number of shares present at the Home special meeting for the purpose of determining the presence of a quorum.

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?
A:	Cascade Special Meeting. Cascade stockholders are being asked to vote on the following proposals:

1.	to approve the merger agreement, referred to as the Cascade merger proposal;
2.	to approve the issuance of Cascade common stock in the merger, referred to as the Cascade stock issuance proposal; and
3.	to approve one or more adjournments of the Cascade special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Cascade merger proposal or the Cascade stock issuance proposal, referred to as the Cascade adjournment proposal.

Stockholder approval of the Cascade merger proposal and the Cascade stock issuance proposal is required to complete the merger. Cascade will transact no business other than as listed above at the Cascade special meeting, except for business properly brought before the Cascade special meeting or any adjournment or postponement thereof.

Home Special Meeting.  Home stockholders are being asked to vote on the following proposals:

1.	to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the Home merger proposal;
2.	to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Home in connection with the merger, referred to as the Home advisory (non-binding) proposal on specified compensation; and
3.	to approve one or more adjournments of the Home special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Home merger proposal, referred to as the Home adjournment proposal.

Stockholder approval of the Home merger proposal is required to complete the merger. Home will transact no business other than as listed above at the Home special meeting, except for business properly brought before the Home special meeting or any adjournment or postponement thereof.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE CASCADE SPECIAL MEETING?
A:	The Cascade Merger Proposal: The affirmative vote of a majority of the outstanding shares of Cascade common stock entitled to vote on the Cascade merger proposal is required to approve the Cascade merger proposal.

The Cascade Stock Issuance Proposal:  The affirmative vote of a majority of the votes cast by holders of Cascade common stock represented in person or by proxy at the Cascade special meeting is required to approve the Cascade stock issuance proposal.

The Cascade Adjournment Proposal:  The affirmative vote of a majority of the votes cast by holders of Cascade common stock represented in person or by proxy at the Cascade special meeting is required to approve the Cascade adjournment proposal.

As of the Cascade record date, approximately [   ]% of the outstanding shares of Cascade common stock were beneficially owned by Cascade’s directors and executive officers and their respective affiliates.

Q:	WHAT DOES THE CASCADE BOARD OF DIRECTORS RECOMMEND?
A:	The Cascade board of directors recommends that Cascade stockholders vote “FOR” the Cascade merger proposal, “FOR” the Cascade stock issuance proposal and “FOR” the Cascade adjournment proposal (if necessary or appropriate).
Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE HOME SPECIAL MEETING?
A:	The Home Merger Proposal: The affirmative vote of a majority of the outstanding shares of Home common stock entitled to vote on the Home merger proposal is required to approve the Home merger proposal.

The Home Advisory (Non-Binding) Proposal on Specified Compensation:  The affirmative vote of a majority of the shares of Home common stock represented in person or by proxy at the Home special meeting and entitled to vote on the Home advisory (non-binding) proposal on specified compensation is required to approve the Home advisory (non-binding) proposal on specified compensation.

The Home Adjournment Proposal:  The affirmative vote of a majority of the votes cast by holders of Home common stock represented in person or by proxy at the Home special meeting and entitled to vote on the Home adjournment proposal is required to approve the Home adjournment proposal.

As of the Home record date, approximately [    ]% of the outstanding shares of Home common stock were beneficially owned by Home’s directors and executive officers and their respective affiliates.

Q:	WHAT WILL HAPPEN IF HOME STOCKHOLDERS DO NOT APPROVE THE HOME ADVISORY (NON-BINDING) PROPOSAL ON SPECIFIED COMPENSATION?
A:	The Securities and Exchange Commission, referred to as the SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted rules that require Home to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to Home’s named executive officers in connection with the merger. The vote on the Home advisory (non-binding) proposal on specified compensation is a vote separate and apart from the vote to approve the Home merger proposal. You may vote for this proposal and against the Home merger proposal, or vice versa. Because the vote on the Home advisory (non-binding) proposal on specified compensation is advisory only, it will not be binding on Home or Cascade and will have no impact on whether the merger is completed or on whether any contractually obligated payments are made to Home’s named executive officers.
Q:	WHAT DOES THE HOME BOARD OF DIRECTORS RECOMMEND?
A:	The Home board of directors recommends that Home stockholders vote “FOR” the Home merger proposal, “FOR” the Home advisory (non-binding) proposal on specified compensation and “FOR” the Home adjournment proposal (if necessary or appropriate).
Q:	HAVE ANY STOCKHOLDERS ALREADY AGREED TO APPROVE THE MERGER?
A:	Yes. Each of Green Equity Investors V, L.P., David F. Bolger, Lightyear Co-Invest Partnership II, L.P. and Lightyear Fund II, L.P., stockholders of Cascade, entered into a separate voting agreement, each referred to as a Cascade voting agreement, with Home pursuant to which such stockholders have agreed, subject to the terms set forth in the Cascade voting agreements, to vote their shares of Cascade common stock in favor of the Cascade merger proposal and the Cascade stock issuance proposal. Chris Casciato, a director of Cascade, is a managing director of an affiliate of Lightyear Co-Invest Partnership II, L.P. and Lightyear Fund II, L.P. The full text of the form of Cascade voting agreement is attached to this document as Appendix B and is incorporated in this document by reference. Approximately [ ]% of the outstanding shares of Cascade common stock as of the Cascade record date are subject to the Cascade voting agreements, provided that if the Cascade board of directors withdraws or changes its recommendation, the total number of shares of Cascade common stock subject to the Cascade voting agreements will be reduced to 40% of the total number of issued and outstanding shares of Cascade common stock.

In addition, there are voting agreements, referred to as the Home voting agreements, between Cascade and the directors and certain officers of Home pursuant to which those directors and certain officers have agreed, among other things, to vote their shares of Home common stock in favor of the Home merger proposal and otherwise in favor of the transactions contemplated by the merger agreement. The full text of the form of Home voting agreement is attached to this document as Appendix C and is incorporated in this document by reference. Approximately [    ]% of the outstanding shares of Home common stock as of the Home record date are subject to the Home voting agreements.

Q:	WHAT DO I NEED TO DO NOW?
A:	After carefully reading and considering the information contained in this document, please vote your shares as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?
A:	If you are a Cascade stockholder of record as of the Cascade record date, you may submit your proxy before the Cascade special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

If you are a Home stockholder of record as of the Home record date, you may submit your proxy before the Home special meeting in one of the following ways:

•	use the toll-free number shown on your proxy card;
•	visit the website shown on your proxy card to vote via the Internet; or
•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to attend or vote at the special meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	HOW MANY VOTES DO I HAVE?
A:	Cascade Stockholders. You are entitled to one vote for each share of Cascade common stock that you owned as of the Cascade record date. As of the close of business on the Cascade record date, there were approximately [ ] outstanding shares of Cascade common stock entitled to vote.

Home Stockholders.  You are entitled to one vote for each share of Home common stock that you owned as of the Home record date. As of the close of business on the Home record date, there were approximately [    ] outstanding shares of Home common stock entitled to vote.

Q:	WHEN AND WHERE ARE THE CASCADE SPECIAL MEETING AND THE HOME SPECIAL MEETING OF STOCKHOLDERS?
A:	The special meeting of Cascade stockholders will be held at Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97701, at [ ], Pacific time, on [ ], 2014. Subject to space availability, all Cascade stockholders as of the Cascade record date, or their duly appointed proxies, may attend the Cascade special meeting.

The special meeting of Home stockholders will be held at Home’s headquarters located at 500 12th Avenue South, Nampa, Idaho 83651 at [           ], Mountain time, on [           ], 2014. Subject to space availability, all Home stockholders as of the Home record date, or their duly appointed proxies, may attend the Home special meeting.

To gain admittance to your company’s special meeting, you must present valid photo identification, such as a driver’s license or passport. If your shares of Cascade common stock or Home common stock, as the case may be, are held through a broker, bank or other nominee, please bring to the special meeting a “legal proxy” from your broker, bank or other nominee. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the special meetings.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Cascade or Home or by voting in person at your respective company’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of NASDAQ and the New York Stock Exchange, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine”

proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that NASDAQ or the New York Stock Exchange determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Cascade special meeting and the Home special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a Cascade stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Cascade merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;
•	your broker, bank or other nominee may not vote your shares on the Cascade stock issuance proposal, which broker non-votes will have no effect on the vote count for such proposal; and
•	your broker, bank or other nominee may not vote your shares on the Cascade adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

If you are a Home stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Home merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;
•	your broker, bank or other nominee may not vote your shares on the Home advisory (non-binding) proposal on specified compensation, which broker non-votes will have no effect on the vote count for such proposal; and
•	your broker, bank or other nominee may not vote your shares on the Home adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.
Q:	WHAT IF I DO NOT VOTE OR I ABSTAIN?
A:	For purposes of each of the Cascade special meeting and the Home special meeting, an abstention occurs when a stockholder attends the applicable special meeting, either in person or represented by proxy, but abstains from voting.

For the Cascade merger proposal, if a Cascade stockholder present in person at the Cascade special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” the proposal. If a Cascade stockholder is not present in person at the Cascade special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the Cascade merger proposal.

For the Cascade stock issuance proposal and the Cascade adjournment proposal, if a Cascade stockholder present in person at the Cascade special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have no effect on the vote count for these proposals. If a Cascade stockholder is not present in person at the Cascade special meeting and does not respond by proxy, it will have no effect on the vote count for these proposals.

For the Home merger proposal, if a Home stockholder present in person at the Home special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” the proposal. If a Home stockholder is not present in person at the Home special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the Home merger proposal.

For the Home advisory (non-binding) proposal on specified compensation and the Home adjournment proposal, if a Home stockholder present in person at the Home special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” these proposals. If a Home stockholder is not present in person at the Home special meeting and does not respond by proxy, it will have no effect on the vote count for these proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY OR VOTING INSTRUCTION CARD WITHOUT INDICATING HOW TO VOTE?
A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Cascade common stock represented by your proxy will be voted as recommended by the Cascade board of directors with respect to each Cascade proposal and the Home common stock represented by your proxy will be voted as recommended by the Home board of directors with respect to each Home proposal. Unless a Cascade stockholder or a Home stockholder, as applicable, checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the Cascade special meeting or Home special meeting, as applicable.
Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?
A:	Yes. You may change your vote at any time before your proxy is voted at the Cascade special meeting or Home special meeting, as applicable. You may do this in one of four ways:
•	by sending a notice of revocation to the corporate secretary of Cascade or Home, as applicable;
•	by sending a completed proxy card bearing a later date than your original proxy card;
•	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card (except this method is only available to Home stockholders); or
•	by attending the Cascade special meeting or Home special meeting, as applicable, and voting in person.

If you choose any of the first three methods, you must take the described action such that the notice, Internet vote or proxy card, as applicable, is received no later than the beginning of the applicable special meeting. If you choose the fourth option, you must vote in person at the special meeting because your attendance at the special meeting will not, in itself, constitute revocation of your previously submitted proxy.

If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	ARE STOCKHOLDERS ENTITLED TO DISSENTERS’ OR APPRAISAL RIGHTS?
A:	No, neither Cascade stockholders nor Home stockholders are entitled to dissenters’ or appraisal rights in connection with the merger.
Q:	WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOME STOCKHOLDERS?
A:	The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code. The obligation of Home to complete the merger is conditioned upon the receipt of an opinion of Vorys, Sater, Seymour and Pease LLP and a copy of the opinion of Hunton & Williams LLP rendered to Cascade, each dated as of the closing date of the merger and based on facts, representations and assumptions described in such opinion, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and in the case of the opinion of Hunton & Williams LLP, that the bank merger will not adversely affect the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Vorys, Sater, Seymour and Pease LLP and Hunton & Williams LLP has delivered an opinion to Home and Cascade, respectively, to the same effect as the opinions described above.

Accordingly, Home stockholders generally will not recognize any gain or loss upon receipt of Cascade common stock in exchange for Home common stock in the merger, and will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration (other than any cash received in lieu of a fractional share of Cascade common stock, as discussed below under the section entitled “Material United States Federal Income Tax Consequences of the Merger — Cash Received In Lieu of a Fractional Share of Cascade Common Stock” beginning on page 120). In addition, under certain circumstances, a portion of the merger consideration may be required to be withheld under applicable tax laws.

For a more detailed discussion of the material United States federal income tax consequences of the merger, please see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 118.

Tax matters can be complicated, and the tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?
A:	If the merger is not completed, Home stockholders will not receive any consideration for their shares of Home common stock that otherwise would have been received in connection with the merger. Instead, Home will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ Global Select Market.
Q:	SHOULD HOME STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?
A:	No. Home stockholders SHOULD NOT send in any stock certificates now. If the merger is approved, transmittal materials with instructions for their completion will be provided to Home stockholders under separate cover and the stock certificates should be sent at that time.
Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:	Home stockholders and Cascade stockholders may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, if you hold shares of Home common stock and/or Cascade common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Home common stock or Cascade common stock and your shares are registered in more than one name, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this document to ensure that you vote every share of Home common stock and/or Cascade common stock that you own.
Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?
A:	If you are a Cascade stockholder and have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact Cascade Investor Relations at (541) 617-3513.

If you are a Home stockholder and have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact Home Investor Relations at (208) 468-5156.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you with respect to the merger, the bank merger, the merger agreement and the special meetings. You should read this entire document and its appendices and the other documents to which the companies refer before you decide how to vote with respect to the proposals. In addition, this document incorporates by reference important business and financial information about Home. For a description of this information, please see the section entitled “Incorporation of Certain Documents by Reference” beginning on page 196. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page i. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Companies

Cascade Bancorp
1100 NW Wall Street,
Bend, Oregon 97701
Phone: (877) 617-3400

Cascade is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Cascade is a publicly traded bank holding company that was formed in 1990, is incorporated in Oregon and is headquartered in Bend, Oregon. Cascade and Cascade Bank operate in Oregon and Idaho markets. At September 30, 2013, Cascade had total consolidated assets of approximately $1.4 billion, net loans of approximately $0.9 billion and deposits of approximately $1.2 billion. Cascade has no significant assets or operations other than Cascade Bank. Cascade common stock is traded on the NASDAQ Capital Market under the symbol “CACB.”

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651
Phone: (208) 466-4634

Home is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Home is a publicly traded bank holding company that was formed in 2004, is incorporated in Maryland and is headquartered in Nampa, Idaho. Home and Home Bank operate in Oregon, Utah and Idaho markets. At September 30, 2013, Home had total consolidated assets of approximately $1.0 billion, net loans of approximately $0.4 billion and deposits of approximately $0.8 billion. Home has no significant operations other than Home Bank. Home common stock trades on the NASDAQ Global Select Market under the symbol “HOME.”

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Appendix A and incorporated in this document by reference. The companies encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Under the terms of the merger agreement, Home will merge with and into Cascade with Cascade as the surviving company. Immediately after the merger, Home Bank will merge with and into Cascade Bank with Cascade Bank as the surviving bank.

Merger Consideration

Pursuant to the merger agreement, all of the issued and outstanding shares of Home common stock (including Home restricted stock) will be cancelled and converted into, in the aggregate, (1) 24,309,066 shares of Cascade common stock, referred to as the stock consideration, and (2) $120,800,000 in cash (x) plus or minus the amount by which Home’s closing tangible net worth is above or below $168,100,000, as the case may be, (y) minus the aggregate cash paid to holders of Home stock options in the merger and (z) minus the amount that Home’s transaction costs exceed $18,000,000, referred to as the cash consideration. The stock consideration and the cash consideration are collectively referred to as the merger consideration. The merger consideration will be paid pro rata to holders of Home common stock as of immediately prior to the effective time of the merger.

The value of the merger consideration may fluctuate between the special meetings and the completion of the merger based upon the market value of Cascade common stock. Any fluctuation in the market price of Cascade common stock after the special meetings will change the value of the shares of Cascade common stock that Home stockholders will receive. In certain circumstances, however, Home can terminate the merger agreement if the Cascade average closing price is below $4.25 per share unless, as described below, Cascade adjusts the number of shares to be issued in the merger.

In addition, the exact value of the cash consideration cannot be determined at the time of the Home special meeting because it is subject to adjustment based on the following:

•	Home’s closing tangible net worth;
•	the aggregate cash paid to holders of Home stock options in the merger; and
•	the amount by which Home’s transaction costs exceed $18,000,000.

Cascade will not issue fractional shares of Cascade common stock in the merger. Home stockholders who would otherwise be entitled to a fractional share of Cascade common stock upon the completion of the merger will instead receive an amount in cash calculated using the Cascade average closing price, as defined below.

Under the merger agreement, the number of shares of Cascade common stock constituting the stock consideration is subject to adjustment as follows:

•	if (i) the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of Cascade common stock for the 20 trading days immediately preceding the tenth day prior to the closing date of the merger, referred to as the Cascade average closing price, is less than $4.25 but not less than $4.00 and (ii) the number obtained by dividing the Cascade average closing price by $5.75 (the “Closing Price Change Ratio”) is less than the number obtained by (A) dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and (B) then multiplying the quotient so obtained by 0.90, Home can terminate the merger agreement unless Cascade increases the aggregate stock consideration by a number of shares of Cascade common stock obtained by multiplying 24,309,066 by the difference between 0.90 and the Closing Price Change Ratio;
•	if the Cascade average closing price is less than $4.00, Home can terminate the merger agreement unless Cascade adjusts the aggregate stock consideration to equal a number of shares of Cascade common stock equal to the quotient obtained by dividing $97,236,264 by the Cascade average closing price; or
•	to give effect to any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the outstanding shares of Cascade common stock occurring after the date of the merger agreement and prior to the closing date of the merger.

The merger agreement does not provide for a resolicitation of either company’s stockholders if the Cascade average closing price falls below $4.25 per share and the Home board of directors nevertheless chooses to complete the transaction. The Home board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under the circumstances described above, and the Cascade board of directors has made no decision as to whether it would authorize Cascade to increase the number of shares of Cascade common stock to be issued in the merger if Home decided to exercise its right to terminate the merger agreement. In making any such decision, each company’s respective board of directors would consider all relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel. The factors that would be considered by the Home board of directors would include, among other things, whether the then-trading price of Cascade common stock reflected the Home board of directors’ view of Cascade’s intrinsic value; the total value of the merger consideration, including after giving effect to any adjustments to the cash consideration; whether and the extent to which the Home board of directors believed shares of Cascade common stock would increase in value after the completion of the merger; the surviving company’s prospects generally; Home’s prospects on a stand-alone basis compared to the aggregate value of the merger consideration; and various macro-economic conditions and factors. Home intends to issue a press release in the event the termination right is triggered but the Home board of directors decides to proceed with the merger and not terminate the merger agreement.

As discussed below under the heading “— Illustrative Calculations of the Per Share Merger Consideration,” the companies have included estimates of the per share merger consideration in this document. Although the merger consideration is subject to adjustment under the merger agreement, the minimum per share merger consideration that will be received by Home stockholders in the merger without being resolicited is approximately $13.38. For more information, see the section under the heading “The Merger — Terms of the Merger — Minimum Merger Consideration Payable if the Merger is Completed” beginning on page 64.

For purposes of the foregoing summary, these terms have the following meanings:

•	“Final Index Price” means (i) the sum of the average of the volume weighted closing prices (rounded to the nearest one ten thousandth) of a share of common stock of each entity comprising the index group for the 20 trading days immediately preceding the tenth day prior to the closing date (ii) divided by nine.
•	“Initial Index Price” means (i) the sum of the price per share of the common stock of each entity comprising an agreed upon group of nine companies as reported on the date of the merger agreement, (ii) divided by nine.

The merger consideration is also subject to adjustment, if necessary, to ensure that the merger qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code.

For a more complete description of the merger consideration payable to the Home stockholders in the merger, please see the section entitled “The Merger — Terms of the Merger — Merger Consideration” beginning on page 57.

Illustrative Calculations of the Per Share Merger Consideration

Under the merger agreement, the cash consideration payable to Home stockholders will be adjusted based on Home’s closing tangible net worth, Home’s transaction costs and the amount paid to holders of Home stock options. In addition, the value of the stock consideration payable to Home stockholders may fluctuate between the special meetings and the completion of the merger based upon the market value of Cascade common stock.

For illustrative purposes, the companies have estimated that Home stockholders would have received the following per share merger consideration if the merger had been completed on the following hypothetical dates:

•	If the merger had been completed on October 23, 2013, which was the date of the merger agreement, the companies estimate that the per share merger consideration payable to Home stockholders in accordance with the merger agreement would have been $17.63 per share of Home common stock, which would have consisted of cash consideration of $7.87 and stock consideration of 1.6739 shares of Cascade common stock having a value of $9.76 based on the 20-day weighted average closing price of Cascade common stock on October 11, 2013.
•	If the merger had been completed on February 7, 2014, the companies estimate that the per share merger consideration payable to Home stockholders in accordance with the merger agreement would have been $16.30 per share of Home common stock, which would have consisted of cash consideration of $8.07 and stock consideration of 1.6389 shares of Cascade common stock having a value of $8.23 based on the 20-day weighted average closing price of Cascade common stock on January 28, 2014.

In providing these estimates, the companies have made various assumptions. For details about these assumptions and more information about the calculation of, and adjustments to, the merger consideration, please see the section under the heading “The Merger — Terms of the Merger — Illustrative Calculations of

the Per Share Merger Consideration” beginning on page 61. The actual amount of the merger consideration may differ from these estimates because the actual amount of the merger consideration will not be determined until immediately before the completion of the merger.

Recommendation of the Cascade Board of Directors

The Cascade board of directors recommends that Cascade stockholders vote “FOR” the Cascade merger proposal, “FOR” the Cascade stock issuance proposal and “FOR” the Cascade adjournment proposal (if necessary or appropriate).

For a more complete description of Cascade’s reasons for the merger and the recommendations of the Cascade board of directors, please see the section entitled “The Merger — Recommendation of the Cascade Board of Directors and Reasons for the Merger” beginning on page 84.

Recommendation of the Home Board of Directors

The Home board of directors recommends that Home stockholders vote “FOR” the Home merger proposal, “FOR” the Home advisory (non-binding) proposal on specified compensation and “FOR” the Home adjournment proposal (if necessary or appropriate).

For a more complete description of Home’s reasons for the merger and the recommendations of the Home board of directors, please see the section entitled “The Merger — Recommendation of the Home Board of Directors and Reasons for the Merger” beginning on page 73.

Opinions of Financial Advisors

Opinion of Cascade’s Financial Advisor

On October 22, 2013, Macquarie Capital (USA) Inc., Cascade’s financial advisor in connection with the merger, referred to as Macquarie, rendered an oral opinion to the Cascade board of directors, which was subsequently confirmed in a written opinion dated October 22, 2013, that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the aggregate merger consideration to be paid by Cascade pursuant to the merger agreement was fair to Cascade from a financial point of view.

The full text of Macquarie’s opinion is attached as Appendix D to this document. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Macquarie in rendering its opinion.

Macquarie’s opinion is addressed to the Cascade board of directors and the opinion is not a recommendation as to how any Cascade stockholder or Home stockholder should vote with respect to the merger.

Macquarie’s opinion addresses only the fairness of the aggregate merger consideration as of such date to be paid by Cascade from a financial point of view and does not address the merits of the underlying decision by Cascade to enter into the merger agreement, the merits of the merger as compared to other alternatives potentially available to Cascade or the relative effects of any alternative transaction in which Cascade might engage. Macquarie will receive a fee for its services, a portion of which has been paid upon rendering the opinion, and a final portion of which will be payable upon completion of the merger.

For further information, please see the section entitled “The Merger — Opinion of Cascade’s Financial Advisor” beginning on page 87.

Opinion of Home’s Financial Advisor

On October 22, 2013, Keefe, Bruyette & Woods, Inc., Home’s financial advisor in connection with the merger, referred to as KBW, rendered a written opinion to the Home board of directors, that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the aggregate merger consideration to be paid by Cascade pursuant to the merger agreement was fair to Home stockholders from a financial point of view.

The full text of KBW’s opinion is attached as Appendix E to this document. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by KBW in rendering its opinion.

KBW’s opinion is addressed to the Home board of directors and the opinion is not a recommendation as to how any Cascade stockholder or Home stockholder should vote with respect to the merger.

KBW’s opinion addresses only the fairness of the aggregate merger consideration as of such date to be paid by Cascade from a financial point of view and does not address the merits of the underlying decision by Home to engage in the merger or enter into the merger agreement or the merits of the merger as compared to other alternatives potentially available to Home. KBW will receive a fee for its services, a portion of which has been paid upon rendering the opinion, and a final portion of which will be payable upon completion of the merger.

For further information, please see the section entitled “The Merger — Opinion of Home’s Financial Advisor” beginning on page 75.

Cascade Special Meeting of Stockholders

The Cascade special meeting will be held at Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97701, on [           ], 2014, at [           ], Pacific time. At the Cascade special meeting, Cascade stockholders will be asked to approve the Cascade merger proposal, the Cascade stock issuance proposal and the Cascade adjournment proposal.

The Cascade board of directors has fixed the close of business on [           ] as the record date for determining the holders of Cascade common stock entitled to receive notice of and to vote at the Cascade special meeting. As of the Cascade record date, there were [    ] shares of Cascade common stock outstanding and entitled to vote at the Cascade special meeting held by [           ] holders of record. Each share of Cascade common stock entitles the holder to one vote on each proposal to be considered at the Cascade special meeting. As of the record date, Cascade’s directors and executive officers and their respective affiliates owned and were entitled to vote [    ] shares of Cascade common stock, representing approximately [    ]% of the shares of Cascade common stock outstanding on that date. Cascade currently expects that Cascade’s directors and executive officers will vote their shares of Cascade common stock in favor of the proposals to be presented at the Cascade special meeting. In addition, Chris Casciato, a director of Cascade, is a managing director of an affiliate of Lightyear Co-Invest Partnership II, L.P. and Lightyear Fund II, L.P., which are Cascade stockholders that each entered into a Cascade voting agreement pursuant to which they have agreed, solely in their capacity as Cascade stockholders, to vote their shares of Cascade common stock in favor of the Cascade merger proposal and the Cascade stock issuance proposal, as described in more detail under the section entitled “The Merger Agreement — Voting Agreements” beginning on page 116. As of the record date, Home beneficially held no shares of Cascade common stock.

Approval of the Cascade merger proposal requires the affirmative vote of a majority of the outstanding shares of Cascade common stock entitled to vote on such proposal. Approval of the Cascade stock issuance proposal and the Cascade adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of Cascade common stock represented in person or by proxy at the Cascade special meeting and entitled to vote.

Home Special Meeting of Stockholders

The Home special meeting will be held at Home’s headquarters located at 500 12th Avenue South, Nampa, Idaho 83651, on [           ], 2014, at [           ], Mountain time. At the Home special meeting, Home stockholders will be asked to approve the Home merger proposal, the Home advisory (non-binding) proposal on specified compensation and the Home adjournment proposal.

The Home board of directors has fixed the close of business on [           ] as the record date for determining the holders of Home common stock entitled to receive notice of and to vote at the Home special meeting. As of the Home record date, there were [    ] shares of Home common stock outstanding and entitled to vote at the Home special meeting held by [           ] holders of record. Each share of Home common stock entitles the holder to one vote on each proposal to be considered at the Home special meeting. As of the record date, Home’s directors and executive officers and their respective affiliates owned and were entitled to vote [    ] shares of Home common stock, representing approximately [    ]% of the shares of Home common stock outstanding on that date. Each of the directors and executive officers of Home has entered into a Home voting agreement pursuant to which they have agreed, solely in their capacity as Home stockholders, to vote all of their shares of Home common stock “FOR” the Home merger proposal and otherwise in favor of the transactions contemplated by the merger agreement, as described in more detail under the section entitled “The Merger Agreement — Voting Agreements” beginning on page 116. As of the record date, Cascade beneficially held no shares of Home common stock.

Approval of the Home merger proposal requires the affirmative vote of a majority of the outstanding shares of Home common stock entitled to vote on such proposal. Approval of the Home advisory (non-binding) proposal on specified compensation and the Home adjournment proposal requires the affirmative vote of a majority of the shares of Home common stock represented in person or by proxy at the Home special meeting and entitled to vote on such proposals.

Home’s Directors and Executive Officers Have Certain Interests in the Merger

Home’s directors and executive officers have interests in the merger as individuals that are in addition to, or different from, their interests as Home stockholders. These interests include:

•	the rights of Home’s executive officers to certain compensation after the merger as follows (subject to reduction in the event the compensation would constitute an excess parachute payment):
•	an aggregate of approximately $2,805,720 to Len E. Williams, the current president and chief executive officer and director of Home, consisting of (i) $2,077,000 paid in connection with the termination of Mr. Williams’ employment agreement and acceleration of deferred payments made under Home’s Annual Incentive plan, (ii) $505,531 representing the value of the cancellation and payout of Home stock options and the accelerated vesting of Home restricted stock, (iii) $186,211 pursuant to a salary continuation agreement and (iv) $36,978 pursuant to health and welfare benefits;
•	an aggregate of approximately $1,530,963 to Eric S. Nadeau, the current executive vice president, treasurer, secretary and chief financial officer of Home, consisting of (i) $1,136,000 paid in connection with Mr. Nadeau’s change in control agreement and acceleration of deferred payments made under Home’s Annual Incentive Plan, (ii) $255,510 representing the value of the cancellation and payout of Home stock options and the accelerated vesting of Home restricted stock, (iii) $95,945 pursuant to a salary continuation agreement and (iv) $43,508 pursuant to health and welfare benefits;
•	an aggregate of approximately $973,225 to R. Shane Correa, the current executive vice president and chief banking officer of Home, consisting of (i) $652,400 paid in connection with Mr. Correa’s change in control agreement and acceleration of deferred payments made under Home’s Annual Incentive Plan, (ii) $152,878 representing the value of the cancellation and payout of Home stock options and the accelerated vesting of Home restricted stock, (iii) $124,716 pursuant to a salary continuation agreement and (iv) $43,231 pursuant to health and welfare benefits;
•	an aggregate of approximately $690,043 to Cindy L. Bateman, the current senior vice president and chief credit officer of Home, consisting of (i) $378,000 paid in connection with Ms. Bateman’s change in control agreement and acceleration of deferred payments made under Home’s Annual Incentive Plan, (ii) $294,832 representing the value of the cancellation and payout of Home stock options and the accelerated vesting of Home restricted stock and (iii) $17,211 pursuant to health and welfare benefits; and
•	an aggregate of approximately $546,659 to Mark C. Johnson, the current president of the Western Oregon Region of Home, consisting of (i) $363,375 paid in connection with Mr. Johnson’s change in control agreement and acceleration of deferred payments made under Home’s Annual Incentive Plan, (ii) $155,327 representing the value of the cancellation and payout of Home stock options and the accelerated vesting of Home restricted stock and (iii) $27,957 pursuant to health and welfare benefits;
•	the rights of each of the outside Home directors to change in control payments under Home’s Director Retirement Plan equal to 2.99 times the fees paid to each director in the prior year. Under this arrangement, Messrs. Hedemark, Tinstman, Stamey, Navarro and Little would each receive approximately $89,700 and Mr. Stevens would receive approximately $119,600. In addition, Messrs. Navarro and Little would receive accelerated vesting valued at $4,716 and $11,221, respectively. These amounts may be decreased to avoid excess parachute payments;
•	the appointment of up to four of Home’s directors to the Cascade board of directors;
•	indemnification by Cascade of current and former Home directors and officers to the full extent provided under Home’s articles of incorporation and bylaws; and
•	director’s and officer’s liability insurance, purchased by Cascade for a period of six years after the completion of the merger, to reimburse the present and former Home directors and officers with respect to claims arising from facts or events occurring before the completion of the merger.

In addition, at Cascade’s request, the directors of Home who are not executive officers entered into non-competition agreements with Cascade that will be effective upon the completion of the merger.

The Home board of directors was aware of the foregoing interests and considered them, among other matters, in approving the merger and merger agreement.

These interests are described in more detail under the section entitled “The Merger — Interests of Home Directors and Executive Officers in the Merger” beginning on page 95.

Treatment of Home Stock Options and Restricted Shares

Home Stock Options.  At the effective time of the merger, each Home stock option, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger, will be automatically cancelled. Each Home stock option that is “in the money” will entitle the holder to receive an amount of cash, without interest and less any required tax withholdings, calculated as specified under the merger agreement. As of [         ], there were 695,212 outstanding Home stock options. For illustrative purposes, if the merger had been completed on February 7, 2014, the aggregate amount payable to holders of Home stock options is estimated to have been approximately $3,527,901. For information concerning the amount payable to holders of Home stock options in the merger and the corresponding adjustment to the merger consideration payable to Home stockholders, see the section under the heading “The Merger — Terms of the Merger — Illustrative Calculations of the Per Share Merger Consideration” beginning on page 61.

Home Restricted Stock Awards.  At the effective time of the merger, each share of Home restricted stock that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into a right to receive the merger consideration (and cash in lieu of any fractional share interest of Cascade common stock), from Cascade within ten days following the effective time of the merger, subject to any required tax withholding, upon delivery by the holder of the Home restricted stock to Cascade of a restricted stock cancellation agreement in a form reasonably satisfactory to Cascade. As of [       ], there were 108,426 shares of Home restricted stock outstanding.

Under the terms of the merger agreement, the Home board of directors is prohibited from issuing any stock awards, including Home restricted stock and Home stock options. However, the Home board of directors cannot disclose a fixed number of Home common stock to be cancelled and converted at the closing of the merger because holders of Home stock options have the ability to exercise Home stock options prior to the completion of the merger. The Home board of directors cannot predict how many Home stock options will be exercised prior to the closing and, thus, cannot predict the amount of Home common stock that will be cancelled and converted into the right to receive a proportionate share of the merger consideration.

For more information about the treatment of Home stock options and Home restricted stock in the merger, see the section under the heading “The Merger — Terms of the Merger — Treatment of Home Stock Options and Restricted Shares” beginning on page 59 and “The Merger — Terms of the Merger — Illustrative Calculations of the Per Share Merger Consideration” beginning on page 61.

Board of Directors of Cascade After the Merger

Pursuant to the merger agreement, Cascade will increase the size of each of the Cascade board of directors and the Cascade Bank board of directors from ten members to 14 members if requested in writing by Home at least ten business days prior to the closing date of the merger. If Home makes such a request, it will be entitled to designate four persons who are Home directors as of the date of the merger agreement to fill the newly created vacancies on each board to serve until the next annual meeting of stockholders and their successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the organizational documents of Cascade or Cascade Bank, as applicable. As of the date of this document, Home has not determined whether it will request any seats on the Cascade board of directors. For more information, see the section under the heading “The Merger — Management and Board of Directors of Cascade After the Merger” beginning on page 95.

Regulatory Approvals Required for the Mergers

Completion of the merger and the bank merger are subject to various regulatory approvals or waivers, including approvals or waivers from the Board of Governors of the Federal Reserve System, referred to as the Federal Reserve Board, the Federal Deposit Insurance Corporation, referred to as the FDIC, the Idaho Department of Finance, referred to as the Idaho Department, and the Oregon Division of Finance and Corporate Securities, referred to as the Oregon Division. The merger and the bank merger are also subject to the consent of any government-sponsored entity with respect to any loan program offered by it in which Home Bank participates. In addition, to fund the cash consideration and its transaction costs in the merger, Cascade has proposed to sell to Cascade Bank some of the shares of common stock of Cascade Bank that Cascade holds, referred to as the Cascade Bank stock purchase, requires the approval of the Oregon Division and the FDIC. Notifications and/or applications requesting approval for the merger or for the bank merger may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. The companies have filed notices and applications to obtain the necessary regulatory approvals or waivers of the FDIC, the Idaho Department and the Oregon Division and will file all such required notices and applications with the Federal Reserve. Although the companies currently believe they should be able to obtain all required regulatory approvals or waivers in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on the surviving company after the completion of the merger. The regulatory approvals or waivers to which completion of the merger and the bank merger are subject are described in more detail under the section entitled “The Merger — Regulatory Approvals Required for the Mergers” beginning on page 100.

Conditions to Completion of the Merger

The obligations of Cascade and Home to complete the merger are each subject to the satisfaction or waiver of the following conditions:

•	approval of the Cascade merger proposal and the Cascade stock issuance proposal by the Cascade stockholders and approval of the Home merger proposal by the Home stockholders;
•	the shares of Cascade common stock to be issued in the merger shall have been authorized for listing on the NASDAQ;
•	the effectiveness of the registration statement on Form S-4, of which this document is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;
•	no order, injunction or decree issued by any court or agency or other law preventing or making illegal the completion of the mergers or other transactions contemplated by the merger agreement shall be in effect;
•	the receipt of all regulatory authorizations, consents, orders, waivers or approvals from the Federal Reserve Board, the FDIC, the Idaho Department and the Oregon Division, as applicable and any other governmental approvals that are necessary to complete the transactions contemplated by the merger agreement or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving company;
•	the accuracy of the representations and warranties of the other party, other than, in most cases, those failures to be true and correct that would not reasonably be expected to result in a material adverse effect on such party;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the closing date of the merger;
•	with respect to Cascade’s obligation to complete the merger, the receipt of certain third-party consents by Home (for more information, see the section entitled “The Merger Agreement — Conditions to Completion of the Merger — Third-Party Consents” beginning on page 114);
•	with respect to Cascade’s obligation to complete the merger, Home’s closing tangible net worth shall not be less than $150,000,000;
•	with respect to Cascade’s obligation to complete the merger, the receipt of all regulatory authorizations, consents, orders or approvals without the imposition of any condition or requirement that, individually or in the aggregate, is reasonably expected by Cascade to have a material adverse effect on the surviving company;
•	with respect to Cascade’s obligation to complete the merger, Home or Home Bank shall have obtained written consents from the FDIC under all shared-loss agreements to ensure that there will be no adverse change in loss coverage under the shared-loss agreements by reason of the completion of any of the transactions contemplated by the merger agreement; and
•	with respect to Home’s obligation to complete the merger, the receipt by Home of the opinion of Vorys, Sater, Seymour and Pease LLP and a copy of the opinion of Hunton & Williams LLP rendered to Cascade as to certain tax matters.

For more information, please see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 113.

No Solicitation

Under the terms of the merger agreement, Home agreed not to initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its subsidiaries business, properties or assets to, or have any discussions with, any person relating to any acquisition proposal. Notwithstanding these restrictions, at any time from the date of the merger agreement and prior to the approval of the Home merger proposal, the merger agreement provides that, under specified circumstances in response to a written, unsolicited acquisition proposal that the Home board of directors determines in good faith constitutes or is reasonably likely to result in a superior proposal, Home may (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Home than the confidentiality agreement with Cascade, (ii) furnish confidential information concerning Home to the person or persons making the acquisition proposal and (iii) negotiate and participate in negotiations or discussions with the person or persons making such acquisition proposal if the Home board of directors determines in good faith (following consultation with counsel) that the failure to take such actions would result in a violation of its fiduciary duties under applicable law. The merger agreement also provides that, under specified circumstances, the Home board of directors may change its recommendation in response to a bona fide written unsolicited acquisition proposal made after the date of the merger agreement that the Home board of directors determines in good faith (after consultation with counsel) constitutes a superior proposal and may terminate the merger agreement to enter into the superior proposal. For more information, please see the section entitled “The Merger Agreement — No Solicitation” beginning on page 112.

Termination of the Merger Agreement

Cascade and Home may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Home stockholders have approved the Home merger proposal and the Cascade stockholders have approved the Cascade stock issuance proposal or the Cascade merger proposal.

The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time of the merger, as follows:

•	by either Home or Cascade, if any governmental entity whose approval is required to complete the mergers has denied such approval or any other governmental entity has issued a final and non-appealable order, injunction or decree permanently enjoining or prohibiting the merger or the bank merger, except to the extent that the denial of such approval is attributable to the failure of the party seeking to terminate the merger agreement to perform any covenant in the merger agreement;
•	by either Home or Cascade, if the merger has not been completed by June 30, 2014, except to the extent the failure to complete the merger by such date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement;
•	by either Home or Cascade (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement in the merger agreement), if the other party has breached any of its covenants, agreements, representations or warranties in the merger agreement and which breach (i) either individually or in the aggregate would result in the failure of the closing conditions to be satisfied and (ii) is not or cannot be cured within 20 days after written notice to the party committing such breach;
•	by Cascade if (i) the Home board of directors fails to recommend or withdraws or changes its recommendation to the Home stockholders to vote in favor of the Home merger proposal or (ii) Home materially breaches any of the no-solicitation provisions in the merger agreement;
•	by Home, prior to the Home stockholders’ approval of the Home merger proposal, in order to enter into an agreement relating to a superior proposal, provided that Home has not materially breached any of the no-solicitation provisions in the merger agreement and pays Cascade a termination fee;
•	by either Home or Cascade, if either company’s stockholders fail to approve the merger proposals at the special meetings;
•	by Home if the Cascade board of directors fails to recommend or withdraws or changes its recommendation to the Cascade stockholders to vote in favor of the Cascade merger proposal or the Cascade stock issuance proposal; or
•	by Home, within two business days after the tenth day immediately preceding the closing date of the merger, if the Cascade average closing price is less than $4.25 unless Cascade adjusts the number of shares of Cascade common stock comprising the stock consideration to be issued to Home stockholders in the merger as provided in the merger agreement.

For more information, please see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 114.

Termination Fees

The merger agreement requires Home to pay a termination fee of $8,000,000 to Cascade if:

•	the merger agreement is terminated by Cascade because (i) the Home board of directors fails to recommend or withdraws or changes its recommendation to the Home stockholders to vote in favor of the Home merger proposal or (ii) Home materially breaches any of the no-solicitation provisions in the merger agreement;
•	the merger agreement is terminated by Home, prior to the Home stockholders’ approval of the Home merger proposal, in order to enter into an agreement relating to a superior proposal, provided that Home has not materially breached any of the no-solicitation provisions in the merger agreement; or
•	the merger agreement is terminated by either party because the Home stockholders failed to approve the Home merger proposal at the Home special meeting (other than in connection with a withdrawal or change of recommendation by the Home board of directors) and (i) prior to the time of termination an acquisition proposal had been publicly announced and (ii) within one year after the termination Home or any of its significant subsidiaries completes or enters into a definitive agreement with respect to an acquisition proposal.

The merger agreement requires Cascade to pay a termination fee of $8,000,000 to Home if:

•	the merger agreement is terminated by Home because the Cascade board of directors failed to recommend or withdraws or changes its recommendation to the Cascade stockholders to vote in favor of the Cascade merger proposal or the Cascade stock issuance proposal; or
•	the merger agreement is terminated by Home or Cascade because a governmental entity whose approval is required to complete the mergers has denied such approval or issued a final and nonappealable order, injunction or decree permanently enjoining or prohibiting the merger or the bank merger.

For more information, please see the section entitled “The Merger Agreement — Termination Fee” beginning on page 115.

No Dissenters’ or Appraisal Rights

Neither Home stockholders nor Cascade stockholders are entitled to dissenters’ or appraisal rights in connection with the merger.

Material United States Federal Income Tax Consequences of the Merger

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, a Home stockholder generally will not recognize any gain or loss upon receipt of Cascade common stock in exchange for Home common stock in the merger, and will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration (other than any cash received in lieu of a fractional share of Cascade common stock, as discussed below under the section entitled “Material United States Federal Income Tax Consequences of the Merger — Cash Received In Lieu of a Fractional Share of Cascade Common Stock” beginning on page 120). In addition, under certain circumstances, a portion of the merger consideration may be required to be withheld under applicable tax laws. It is a condition to the completion of the merger that Home receive an opinion of Vorys, Sater, Seymour and Pease LLP and a copy of the opinion of Hunton & Williams LLP rendered to Cascade, each dated as of the closing date of the merger and based on facts, representations and assumptions described in such opinion, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and in the case of the opinion of Hunton & Williams LLP, that the bank merger will not adversely affect the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Vorys, Sater, Seymour and Pease LLP and Hunton & Williams LLP has delivered an opinion to Home and Cascade, respectively, to the same effect as the opinions described above.

Tax matters are complicated, and the tax consequences of the merger to each Home stockholder may depend on such stockholder’s particular facts and circumstances. Home stockholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger. For more information, please see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 118.

Litigation Related to the Merger

Home, its directors and its affiliates were named as defendants in a putative class action and derivative lawsuit in connection with the proposed merger of Home and Banner Corporation, styled Schmidt v. Home Federal Bancorp, Inc., in the Circuit Court for Baltimore City, Maryland. The complaint alleges, among other things, that the merger agreement between Home and Banner Corporation was the product of breaches of fiduciary duty by Home’s directors because the proposed merger did not provide for full and fair value for Home stockholders; the merger agreement contained coercive deal protection measures; and the merger agreement and the proposed merger were approved as a result of improper self-dealing by certain defendants who would receive continued employment pursuant to the merger agreement. Home believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

In addition, Home and its directors were named as defendants in a putative class action and derivative lawsuit in connection with the proposed merger of Home and Cascade, styled Sternheim Family Trust v. Home Federal Bancorp, Inc., in the Circuit Court for Baltimore City, Maryland. The amended complaint alleges, among other things, that the merger agreement was the product of breaches of fiduciary duty by Home’s directors because the merger does not provide for full and fair value for Home stockholders; the merger agreement contains coercive deal protection measures; the directors improperly placed their interests ahead of stockholders’ interest in approving the merger agreement and the merger; and the directors have not disclosed all material facts about the merger. The plaintiff seeks, among other things, to enjoin completion of the merger. Home believes that the allegations of the amended complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the amended complaint. For more information, please see the section entitled “Litigation Related to the Merger” beginning on page 117.

Comparison of Stockholders’ Rights

The rights of Home stockholders who continue as Cascade stockholders after the merger will be governed by Oregon law and the articles of incorporation and bylaws of Cascade rather than by Maryland law and the articles of incorporation and bylaws of Home. For more information, please see the section entitled “Comparison of Stockholders’ Rights” beginning on page 184.

Risk Factors

Before voting at the Cascade special meeting or Home special meeting, you should carefully consider all of the information contained in this document, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 31.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR CASCADE

The following table summarizes consolidated financial results achieved by Cascade for the periods and at the dates indicated and should be read in conjunction with Cascade’s consolidated financial statements and the notes to the consolidated financial statements contained elsewhere in this document. Financial amounts as of and for the nine months ended September 30, 2013 and 2012 are unaudited and are not necessarily indicative of the results of operations for the full year or any other interim period. The management of Cascade believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past years and for the nine months ended September 30, 2013 and 2012 indicate results for any future period.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	dollars in thousands (except per share data)
	2013	2012	2012	2011	2010	2009	2008
Statements of Income:
Total interest income	$37,483	$41,856	$54,879	$67,100	$84,980	$106,811	$137,772
Total interest expense	2,336	3,931	4,999	11,704	23,740	34,135	42,371
Net interest income (loss)	35,147	37,925	49,880	55,396	61,240	72,676	95,401
Loan loss provision	1,000	1,100	1,100	75,000	24,000	134,000	99,593
Net interest income (loss) after loan loss provision	34,147	36,825	48,780	(19,604)	37,240	(61,324)	(4,192)
Noninterest income	10,509	9,640	13,091	10,967	13,373	21,626	19,991
Noninterest expenses	46,204	41,772	55,841	83,199	73,749	94,716	173,671
Income (loss) before income taxes and extraordinary net gain	(1,548)	4,693	6,030	(91,836)	(23,136)	(134,414)	(157,872)
Income tax (provision) credit	51,159	(50)	(79)	11,721	9,481	19,585	23,306
Net income (loss) before extraordinary gain	49,611	4,643	5,951	(80,115)	(13,655)	(114,829)	(134,566)
Extraordinary gain on extinguishment of junior subordinated debentures, net of income taxes	—	—	—	32,839	—	—	—
Net income (loss)	$49,611	$4,643	$5,951	$(47,276)	$(13,655)	$(114,829)	$(134,566)
Per share of common stock:
Basic income (loss) per share	$1.05	$0.10	$0.13	$(1.08)	$(4.87)	$(41.01)	$(48.20)
Diluted income (loss) per share	1.05	0.10	0.13	(1.08)	(4.87)	(41.01)	(48.20)
Dividends	—	—	—	—	—	—	2.20
Book value	3.93	2.95	2.97	2.81	3.52	8.30	48.10
Weighted-average basic common shares outstanding (in thousands)	47,175	47,123	47,128	43,628	2,805	2,800	2,794
Weighted-average diluted common shares outstanding (in thousands)	47,453	47,271	47,278	43,628	2,805	2,800	2,794

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	dollars in thousands (except per share data)
	2013	2012	2012	2011	2010	2009	2008
Period-end balances:
Loans, net	$916,505	$827,030	$829,057	$853,659	$1,177,045	$1,489,090	$1,909,018
Securities	201,440	275,886	259,357	211,994	116,816	135,763	109,691
Total assets	1,406,670	1,296,429	1,301,417	1,303,450	1,716,458	2,172,128	2,278,307
Deposits	1,195,616	1,070,506	1,076,234	1,086,827	1,376,899	1,815,348	1,794,611
Total common shareholders’ equity (book)	186,876	139,279	140,775	132,881	10,056	23,318	135,239
Total common shareholders’ equity (tangible)	186,876	139,279	140,775	132,881	5,144	16,930	127,318
Average balances:
Loans, net	$873,225	$820,529	$822,366	$1,041,352	$1,320,997	$1,741,455	$2,015,372
Securities	227,938	250,459	257,987	134,370	132,093	104,676	90,245
Total assets	1,339,056	1,293,817	1,298,351	1,552,935	1,914,924	2,295,589	2,411,822
Deposits	1,108,394	1,073,575	1,076,918	1,183,814	1,573,600	1,864,716	1,675,867
Shareholders’ equity	158,821	135,996	137,173	184,239	22,501	109,913	280,939
Selected ratios:
Return on average shareholders’ equity (book)	41.76%	4.56%	4.34%	-25.65%	-60.69%	-102.88%	-47.90%
Return on average shareholders’ equity (tangible)	41.76%	4.56%	4.34%	-25.65%	-80.93%	-109.94%	-80.51%
Return on average total assets	4.95%	0.48%	0.46%	-3.04%	-0.71%	-5.01%	-5.58%
Pre-tax pre provision return on average assets	-0.05%	0.60%	0.55%	1.03%	0.05%	-1.49%	1.94%
Net interest spread	3.67%	3.92%	3.85%	3.42%	3.32%	3.11%	3.90%
Net interest margin	3.82%	4.20%	4.11%	3.85%	3.51%	3.43%	4.44%
Total revenue (net interest income + non-interest income)	45,656	47,565	62,971	66,363	74,613	94,302	115,153
Efficiency ratio	101.20%	87.82%	88.68%	125.37%	98.84%	100.44%	150.61%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR HOME

The following table summarizes consolidated financial results achieved by Home for the periods and at the dates indicated and should be read in conjunction with Home’s consolidated financial statements and the notes to the consolidated financial statements contained elsewhere in this document and in reports that Home has previously filed with the SEC. Historical financial information for Home can be found in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012. Please see the section entitled “Where You Can Find More Information” beginning on page i for instructions on how to obtain the information that Home has incorporated by reference. Financial amounts as of and for the nine months ended September 30, 2013 and 2012 are unaudited and are not necessarily indicative of the results of operations for the full year or any other interim period. The management of Home believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past years and for the nine months ended September 30, 2013 and 2012 indicate results for any future period.

	As of and for the nine months ended September 30,		Year Ended December 31,	Three months ended December 31,	As of and for the year ended September 30,
	dollars in thousands (except per share data)
	2013	2012	2012	2011	2011	2010	2009	2008
Statements of Income:
Total interest income	$32,759	$37,241	$49,149	$15,566	$51,067	$37,534	$35,827	$40,583
Total interest expense	2,272	3,038	3,882	1,233	9,068	10,355	11,977	17,935
Net interest income	30,487	34,203	45,267	14,333	41,999	27,179	23,850	22,648
Provision (credit) for loan losses	(1,553)	(1,112)	(1,765)	(474)	11,396	10,300	16,085	2,431
Net interest income after provision for loan losses	32,040	35,315	47,032	14,807	30,603	16,879	7,765	20,217
Noninterest income(1)	1,485	(322)	(655)	(1,630)	15,045	16,679	9,291	10,490
Noninterest expenses	30,427	32,552	43,514	11,016	53,509	40,843	28,971	24,439
Income (loss) before income taxes	3,098	2,441	2,863	2,161	(7,861)	(7,285)	(11,915)	6,268
Income tax (provision) credit	(1,009)	(858)	(1,061)	(785)	3,232	2,889	4,750	(2,263)
Income (loss) before extraordinary item	2,089	1,583	1,802	1,376	(4,629)	(4,396)	(7,165)	4,005
Extraordinary item: Gain on acquisitions, net of tax	—	—	—	—	—	305	15,291	—
Net income (loss)	$2,089	$1,583	$1,802	$1,376	$(4,629)	$(4,091)	$8,126	$4,005
Per share of common stock:
Basic net income (loss) per share	$0.15	$0.11	$0.12	$0.09	$(0.30)	$(0.26)	$0.51	$0.25
Diluted net income (loss) per share	0.15	0.11	0.12	0.09	(0.30)	(0.26)	0.51	0.25
Dividends	0.18	0.17	0.35	0.055	0.22	0.22	0.22	0.21
Book value	11.72	12.63	12.44	12.21	12.12	12.29	12.56	11.81
Average basic common shares outstanding	13,696,484	14,505,210	14,292,815	14,991,807	15,511,545	15,513,850	15,651,250	16,233,200
Average diluted common shares outstanding	13,776,096	14,505,210	14,297,987	14,991,807	15,511,545	15,513,850	15,651,250	16,252,747

(1)	Please see the discussion of Home’s FDIC indemnification asset below.

	As of and for the nine months ended September 30,		Year Ended December 31,	Three months ended December 31,	As of and for the year ended September 30,
	dollars in thousands (except per share data)
	2013	2012	2012	2011	2011	2010	2009	2008
Period-end balances:
Loans held for sale	$—	$—	$—	$—	$2,088	$5,135	$862	$2,831
Loans, net	401,842	420,232	409,846	449,908	468,213	621,010	510,629	459,813
Securities	414,026	444,449	420,505	399,877	380,847	275,180	169,320	188,787
Total assets	1,015,830	1,060,187	1,048,620	1,116,434	1,177,228	1,482,861	827,899	725,070
Deposits	831,776	858,382	850,888	906,099	959,509	1,189,662	514,858	372,925
Total common shareholders’ equity (book)	170,170	183,642	179,785	191,270	194,654	205,088	209,665	205,187
Total common shareholders’ equity (tangible)	168,002	180,989	177,262	188,184	191,408	201,117	209,665	205,187
Average balances:
Loans held for sale	$—	$—	$—	$1,012	$1,808	$1,719	$3,176	$2,811
Loans, net	408,919	444,989	440,199	469,947	552,111	536,342	468,205	477,053
Securities	430,656	426,521	429,044	402,134	399,300	173,930	181,232	185,586
Total assets	1,029,922	1,085,752	1,079,059	1,142,555	1,336,232	1,012,830	724,746	744,421
Deposits	838,660	876,417	871,118	926,529	1,009,641	667,827	396,030	395,840
Shareholders’ equity	176,159	191,776	189,084	194,432	201,927	221,479	202,764	185,635
Selected ratios:
Return on average shareholders’ equity (book)	1.59%	1.10%	0.95%	2.81%	-2.29%	-1.85%	4.01%	2.16%
Return on average shareholders’ equity (tangible)	1.61%	1.12%	0.97%	2.85%	-2.33%	-1.88%	4.01%	2.16%
Return on average total assets	0.27%	0.19%	0.17%	0.48%	-0.35%	-0.40%	1.12%	0.54%
Pre-tax pre provision return on average assets	0.20%	0.16%	0.10%	0.59%	0.26%	0.30%	0.58%	1.17%
Net interest spread	4.16%	4.48%	4.47%	5.40%	3.35%	2.70%	2.69%	2.25%
Net interest margin	4.28%	4.61%	4.59%	5.54%	3.51%	3.09%	3.50%	3.21%
Total revenue (net interest income + non-interest income)	31,972	33,881	44,612	12,703	57,044	43,858	33,141	33,138
Efficiency ratio	95.17%	96.08%	97.54%	83.34%	93.80%	93.13%	87.42%	73.75%
Intangible assets:
CDI	$2,168	$2,653	$2,523	$3,086	$3,246	$3,971	$—	$—
Total intangible assets (period end)	2,168	2,653	2,523	3,086	3,246	3,971	—	—
Average intangible assets	2,352	2,886	2,815	3,190	3,445	3,624	—	—
Average tangible equity	173,807	188,890	186,269	191,242	198,303	221,468	202,764	185,635

FDIC Indemnification Asset

Under the terms of the shared-loss agreements with the FDIC, the FDIC will reimburse Home Bank for most of the losses and certain related expenses and share in loss recoveries on loans, leases and REO covered under the shared-loss agreements. The FDIC indemnification asset is measured separately from each of the covered asset categories. The indemnification asset represents the present value of the estimated cash payments expected to be received from the FDIC for future losses on covered assets based on the credit adjustment estimated for each covered asset and the loss-sharing percentages. These cash flows are discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The FDIC indemnification asset will be reduced as loss sharing payments are received from the FDIC. Additionally, the difference between the present value and the undiscounted cash flow the Company expects to collect from the FDIC is accreted or amortized into noninterest income over the life of the FDIC indemnification asset.

Amounts receivable from the FDIC due to losses on covered assets purchased in the CFB Acquisition have been calculated at 80% of the first $34.0 million of losses on covered assets (acquired loans and REO). Estimated reimbursable losses in excess of $34.0 million have been calculated at 95% of the amount recoverable from the FDIC. Amounts receivable from the FDIC on covered assets purchased in the LibertyBank Acquisition have been estimated at 80% of all losses on covered assets. The following table summarizes activity in the FDIC indemnification asset during the periods presented (in thousands):

	Nine Months Ended September 30, 2013	Twelve Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010
Beginning balance	$10,846	$23,676	$33,863	$64,574	$30,038
Increase due to LibertyBank Acquisition, net	—	—	—	—	56,694
Amounts paid to (received from) the FDIC on recoveries or claims during the period	492	(2,740)	(5,063)	(35,009)	(22,800)
FDIC indemnification recovery (provision) for current period	(695)	(1,807)	(515)	9,313	1,276
Accretion (impairment) of FDIC indemnification asset	(5,480)	(10,856)	(4,667)	(4,989)	1,428
Net increase (decrease) in estimated losses on REO and reimbursable expenses during the period	966	2,573	58	(26)	(2,062)
Ending balance	$6,129	$10,846	$23,676	$33,863	$64,574

FDIC indemnification recovery (provision).  The allowance for loan losses is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries. Reductions in estimated or known losses may result in a reduction in the allowance for loan losses, which may be effected through a “negative” provision for loan losses. Provisions (including negative provisions) for losses on covered loans are recorded gross of recoverable amounts from the FDIC under the shared-loss agreements. The recoverable portion of the current period provision for loan losses on covered loans is recorded in noninterest income as “FDIC indemnification recovery (provision)” by multiplying the provision for loan losses by the indemnification rate (95% for CFB Acquisition loans and 80% for covered LibertyBank Acquisition loans). The following table details the provision for losses on covered loans and the related FDIC indemnification recovery (provision) for the periods presented (in thousands):

	Nine Months Ended September 30, 2013	Twelve Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010
Provision for loan losses on:
Noncovered originated loans	$(871)	$—	$—	$1,122	$9,250
Purchased loans – CFB Acquisition	(1,021)	(2,594)	(872)	7,320	1,050
Purchased loans – LibertyBank Acquisition	339	829	398	2,954	—
Total gross provision for loan losses	(1,553)	(1,765)	(474)	11,396	10,300

	Nine Months Ended September 30, 2013	Twelve Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010
Less: FDIC indemnification recovery (provision) reported in noninterest income:
Noncovered originated loans	—	—	—	—	—
Purchased loans – CFB Acquisition	(970)	(2,464)	(829)	6,954	1,276
Purchased loans – LibertyBank Acquisition	275	657	314	2,359	—
Total FDIC indemnification recovery (provision)	(695)	(1,807)	515	9,313	1,276
Net decrease (increase) to income before taxes
Noncovered originated loans	(871)	—	—	1,122	9,250
Purchased loans – CFB Acquisition	(51)	(130)	(43)	366	(226)
Purchased loans – LibertyBank Acquisition	64	172	84	595	—
Net decrease (increase) in income (loss) before income taxes	$(858)	$42	$41	$2,083	$9,004

Accretion (impairment) of FDIC indemnification asset.  The difference between the present value and the undiscounted cash flow the Company expects to collect from the FDIC is accreted or amortized through noninterest income under “Accretion (impairment) of FDIC indemnification asset” on the statement of operations. In October 2012, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2012-06, Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution , which requires post-acquisition changes in the value of an indemnification asset to be accounted for on the same basis as the change in the underlying asset subject to the indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement or the remaining life of the indemnified assets). Therefore, the amount of impairment recorded each period is related to the estimated losses on and estimated cash flows from covered loans. The impairment is amortized over the life of the shared loss agreements (or the life of the related assets if shorter) and correlates to the cash flows of the related covered loans.

The amount of impairment recorded each period is highly volatile due the uncertainty of the timing of cash flows on the underlying covered loans. The rapid reduction in covered loan balances since the acquisitions has reduced expected future losses on covered loans. Fewer actual incurred losses and reimbursable expenses have been realized in the LibertyBank purchased loan portfolio than were originally estimated on the date of acquisition and the balance of covered loans classified as substandard has declined significantly, reducing estimated future losses and causing impairment in the FDIC indemnification asset. Additionally, the subsequent recovery from borrowers (or the sale of REO) of the indemnified balance of covered losses that had previously been submitted to the FDIC must be repaid to the FDIC by Home Bank. Therefore, a temporary impairment in the FDIC indemnification asset is recorded for the amounts to be paid to the FDIC at the next quarterly payment period to reflect the obligation.

The following table summarizes the allocation of estimated losses in each of the acquisitions and the balance of total and classified covered loans (in thousands):

	September 30, 2013	December 31, 2012	December 31, 2011	September 30, 2011	September 30, 2010
Estimated losses recoverable at 80%	$6,288	$10,841	$23,786	$31,553	$80,667
Estimated losses recoverable at 95%	1,159	2,288	4,892	9,074	3,578
Gross estimated losses	7,447	13,129	28,678	40,627	84,245
FDIC indemnification asset, net	$6,129	$10,846	$23,676	$33,863	$64,574
Total covered assets, net of purchase discount	$75,745	$95,555	$153,398	$171,160	$290,064
Covered loans classified substandard, net of purchase discount	16,341	22,444	41,671	41,965	62,376

The following table summarizes the impairment of the FDIC indemnification asset during the periods presented (in thousands):

	Nine Months Ended September 30, 2013	Twelve Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010
Accretion (impairment) of FDIC indemnification asset	(5,480)	(10,856)	(4,667)	(4,989)	1,428

On the respective acquisition dates, the FDIC indemnification assets for the CFB Acquisition and the LibertyBank Acquisition were $30.0 million and $56.7 million, respectively. Through September 30, 2013, cumulative amounts received from the FDIC on losses on covered assets, net of recovery payments made by Home Bank to the FDIC, totaled $36.8 million and $29.2 million, on the covered assets purchased in the CFB Acquisition and LibertyBank Acquisition, respectively. At September 30, 2013, the FDIC indemnification asset balance of $6.1 million was comprised of $1.8 million of projected future losses on covered loans, $1.0 million of incurred losses that were not yet eligible for submission to the FDIC and ($585,000) related to the estimate for recovery amounts to be paid to the FDIC in the fourth quarter of 2013. As a result, approximately $3.9 million of previously estimated losses will be amortized according to ASU 2012-06 through noninterest income between October 1, 2013, and September 30, 2015, which is the end of the agreement period for most of the covered assets under the LibertyBank Acquisition, unless additional losses are identified. Additionally, the amount of impairment could increase if projected losses are not incurred.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The following table shows per common share data regarding basic and diluted earnings, cash dividends and book value for (i) Cascade and Home on a historical basis, (ii) Cascade and Home on a pro forma combined basis and (iii) Home on a pro forma equivalent basis. The pro forma basic and diluted earnings per share information was computed as if the merger had been completed on September 30, 2013. The pro forma book value per share information was computed as if the merger had been completed on the dates presented.

The following pro forma information has been derived from and should be read in conjunction with Cascade’s and Home’s audited consolidated financial statements for the year ended December 31, 2012, and their respective unaudited consolidated financial statements as of and for the nine months ended September 30, 2013, included elsewhere in this document or incorporated by reference by Home. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the surviving company. The pro forma information, although helpful in illustrating the financial characteristics of the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs (except merger costs that are reflected in the unaudited pro forma combined condensed consolidated balance sheet included elsewhere in this document), or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page 121 and the other financial information contained in this document.

	Cascade Historical	Home Historical		Pro Forma Combined Cascade and Home	Pro Forma Home Shares Equivalent(1)
Book value per common share
September 30, 2013	$3.93	$11.72	(2)	$4.61	$7.72
December 31, 2012	$2.97	$12.44	(3)	$4.12	$6.93
Cash dividends declared per common share(4)
Nine months ended September 30, 2013	$0.00	$0.18		$0.00	$0.00
Year ended December 31, 2012	$0.00	$0.35		$0.00	$0.00
Basic earnings (loss) per common share
Nine months ended September 30, 2013	$1.05	$0.15		$0.74	$1.23
Year ended December 31, 2012	$0.13	$0.12		$0.12	$0.21
Diluted earnings (loss) per common share
Nine months ended September 30, 2013	$1.05	$0.15		$0.73	$1.23
Year ended December 31, 2012	$0.13	$0.12		$0.12	$0.21

(1)	Computed by multiplying the Cascade pro forma combined amounts by the implied exchange ratio of 1.6739 as of September 30, 2013 and 1.6819 as of December 31, 2012, and assuming that (i) there are no adjustments to the merger consideration as provided in the merger agreement and (ii) 14,522,196 shares of Home common stock, including Home restricted stock, are outstanding on September 30, 2013 and 14,453,399 shares of Home common stock, including Home restricted stock, are outstanding on December 31, 2012.
(2)	Common equity of $170,170,000 divided by 14,522,196 shares of Home common stock.
(3)	Common equity of $179,785,000 divided by 14,453,399 shares of Home common stock.
(4)	Pro forma cash dividends are based upon Cascade’s historical practice of not paying dividends.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low closing prices per share, and the dividend paid per share, of Cascade common stock, which trades on the NASDAQ Capital Market under the symbol “CACB,” and Home common stock, which trades on the NASDAQ Global Select Market under the symbol “HOME.”

	Cascade Common Stock						Home Common Stock
	High		Low		Dividend		High		Low		Dividend
2012
First quarter		$6.24		$4.32		$—		$11.18		$9.46		$0.055
Second quarter		$6.04		$4.45		$—		$10.50		$8.82		$0.055
Third quarter		$5.81		$4.52		$—		$11.44		$9.67		$0.060
Fourth quarter		$6.26		$4.68		$—		$12.43		$10.33		$0.180
2013
First quarter		$7.18		$5.61		$—		$13.96		$11.06		$0.060
Second quarter		$6.67		$5.60		$—		$13.34		$11.60		$0.060
Third quarter		$6.82		$5.80		$—		$14.55		$11.97		$0.060
Fourth quarter		$5.99		$4.99		$—		$15.59		$12.20		$0.060
2014
First quarter (through [ ], 2014)	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

The following table sets forth the closing sale prices per share of Cascade common stock and Home common stock on October 22, 2013, the last trading day before the public announcement of the signing of the merger agreement, and on February 7, 2014, the latest practicable date before the date of this document. The following table also includes the equivalent market value per share of Home common stock on October 22, 2013, and February 7, 2014, which is the most recent practicable date before the mailing of this document. The equivalent price per share of Home common stock on October 22, 2013, was computed by multiplying the 20-day weighted average closing price of a share of Cascade common stock ten days prior to such date by an assumed exchange ratio of 1.6739 and adding $7.87 as assumed per share amount of cash consideration to be received by a Home stockholder in the merger. The equivalent market value per share of Home common stock on October 22, 2013, assumes (i) Home’s closing tangible net worth is $168.2 million, (ii) Home’s final transaction costs do not exceed $18.0 million, (iii) 14,522,196 shares of Home common stock, including Home restricted stock, are issued and outstanding and (iv) $6.6 million is paid to holders of Home stock options in the merger. The equivalent price per share of Home common stock on February 7, 2014, was computed by multiplying the 20-day weighted average closing price of a share of Cascade common stock ten days prior to such date by an assumed exchange ratio of 1.6389 and adding $8.07 as assumed per share amount of cash consideration to be received by a Home stockholder in the merger. The equivalent market value per share of Home common stock on February 7, 2014, assumes (i) Home’s closing tangible net worth is $170.5 million, (ii) Home’s final transaction costs do not exceed $18.0 million, (iii) 14,832,757 shares of Home common stock, including Home restricted stock, are issued and outstanding and (iv) $3.5 million is paid to holders of Home stock options in the merger.

	Cascade Common Stock	Home Common Stock	Equivalent Market Value per Share of Home Common Stock(1)
October 22, 2013	$5.96	$12.77	$17.63
February 7, 2014	$4.49	$14.24	$16.30

(1)	The equivalent market value per share of Home common stock is based on the 20-day weighted average closing price of Cascade common stock ten days prior to October 22, 2013, and February 7, 2014, of $5.83 and $5.02, respectively. The equivalent market value per share of Home common stock based on the closing price of Cascade common stock on October 22, 2013, of $5.96 is $17.85. The equivalent market value per share of Home common stock based on the closing price of Cascade common stock on February 7, 2014, of $4.49 is $15.43.

RISK FACTORS

The merger, including the issuance of Cascade common stock and the other transactions contemplated by the merger agreement, involves significant risks. In addition to the other information contained in this document, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements,” Home stockholders and Cascade stockholders should carefully read and consider the following factors in deciding whether to vote for each company’s respective proposals.

Risks Related to Cascade’s Business

Cascade may be restricted from paying or may determine not to pay dividends.

Cascade has not paid dividends to Cascade stockholders in several years and does not currently have plans to pay dividends in the future. As a result, Home stockholders who rely on dividend income from Home will no longer receive regular dividends on their shares of Home common stock after the completion of the merger. In addition, the projected dividends for Home stockholders set forth in the prospective financial data included in the section under the heading “Certain Home Unaudited Prospective Financial Information” beginning on page 82 will not be paid if the merger is completed.

Also, Cascade is a separate legal entity from Cascade Bank and substantially all of its revenues are derived from Cascade Bank dividends. Oregon law prohibits Cascade Bank from paying dividends to Cascade unless Cascade Bank has positive retained earnings. Cascade Bank received regulatory approval to adjust retained earnings to zero at September 30, 2012, but Cascade Bank’s payment of dividends will remain constrained under Oregon law by the amount of increases in its returned earnings from that date. In addition, regulators previously have required Cascade to obtain permission prior to payment of dividends on Cascade common stock and prior to taking a dividend from Cascade Bank. Although such requirements have been terminated, it is possible that regulators may impose the same or similar requirements or limitations on the dividends. If Cascade Bank is unable to pay dividends to Cascade in the future, Cascade may not be able to pay dividends on Cascade common stock or pay its creditors, which could have a material adverse effect on Cascade’s financial condition and results of operations.

Difficult economic and market conditions may continue to adversely affect Cascade’s industry and business.

Cascade is operating in a challenging and uncertain economic environment, including generally uncertain global, national and local conditions. The significant economic contraction of 2007 to 2009 adversely affected business activity across a wide range of industries and regions. Businesses and consumers were negatively impacted and capital and credit markets experienced volatility and disruption. Economic conditions affect the ability of borrowers to pay interest on and repay principal of outstanding loans and affect the value of collateral securing loans. The economic contraction and related declines in real estate values caused an elevated level of impaired loans and an associated increase in loan loss provision and charge-offs, leading to Cascade net losses in 2009, 2010 and 2011.

Cascade’s business is closely tied to the economies of Oregon and Idaho in general and is particularly affected by the economies of Central, Southern and Northwest Oregon, as well as the greater Boise/Treasure Valley, Idaho area. In addition, Cascade has a significant concentration in real estate lending which is directly affected by local and regional economic conditions. Approximately 74% of Cascade Bank’s loan portfolio at September 30, 2013 consisted of loans secured by real estate-related loans, including construction and development loans, residential mortgage loans and commercial loans secured by commercial real estate, the vast majority of which are located in Oregon and Idaho. The economies of Oregon and Idaho have generally stabilized and/or are recovering. The housing market has improved with prices increasing in 2013. Vacancy rates for commercial properties have stabilized and small business owners are increasingly considering bank borrowings in order to grow. However, slow economic growth and the lingering effect of the 2007 to 2009 downturn continue to make for challenging operating conditions which may continue for some time and may have an adverse impact on Cascade.

Cascade may be required to increase its reserve for credit losses and to charge off additional loans in the future, which could adversely affect Cascade’s results of operations.

Cascade maintains a reserve for credit losses in an amount that Cascade believes is adequate to provide for losses inherent in the loan portfolio. The level of the reserve reflects Cascade management’s continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations; and other unidentified losses inherent in Cascade’s current loan portfolio. The determination of the appropriate level of the reserve for credit losses inherently involves a high degree of subjectivity and judgment and requires Cascade to make significant estimates of current credit risks and future trends. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of Cascade’s control, may require an increase in the reserve for credit losses. Increases in non-performing loans have a significant impact on Cascade’s reserve for credit losses. Generally, Cascade’s non-performing loans reflect difficulties of individual borrowers resulting from continued financial stress on the borrowers’ asset values and cash flow abilities due to the weakened economy.

If real estate markets or the economy in general deteriorate or do not sufficiently recover, Cascade may experience increased delinquencies and credit losses. The reserve for credit losses may not be sufficient to cover actual loan-related losses. Additionally, banking regulators may require Cascade to increase its reserve for credit losses in the future, which could have a negative effect on Cascade’s financial condition and results of operations.

Cascade’s reserve for credit losses is a significant accounting estimate and may not be adequate to cover future loan losses, which could adversely affect its results of operations.

Cascade maintains a reserve for credit losses in an amount that Cascade believes is adequate to provide for losses inherent in the loan portfolio. While Cascade strives to monitor credit quality and to identify adversely risk rated loans on a consistent and timely basis, including those that may become non-performing, at any time there are loans in the portfolio that could result in losses that have not been identified as problem or non-performing loans. Estimation of the reserve requires Cascade to make various assumptions and judgments about the collectability of loans in Cascade’s loan portfolio. These assumptions and judgments include historical loan loss experience, current credit profiles of Cascade Bank’s borrowers, adverse situations that have occurred that may affect a borrower’s ability to meet its financial obligations, the estimated value of underlying collateral and general economic conditions. Determining the appropriateness of the reserve is complex and requires judgment by Cascade management about the effect of matters that are inherently uncertain. Cascade cannot be certain that it will be able to identify deteriorating loans before they become non-performing assets or that it will be able to limit losses on those loans that have been identified. As a result, future increases to the reserve for credit losses may be necessary. Additionally, future increases to the reserve for credit losses may be required based on changes in the composition of the loans comprising the loan portfolio, deteriorating values in underlying collateral (most of which consists of real estate in the markets served) and changes in the financial condition of borrowers, such as those that may result from changes in economic conditions or as a result of incorrect assumptions by Cascade management in determining the reserve for credit loss.

Cascade’s financial condition and ability to fund operations could be impaired by liquidity risk.

Liquidity is essential to Cascade’s business. Cascade’s primary funding source is customer deposits. In addition, Cascade Bank has historically had access to advances from the Federal Home Loan Bank of Seattle, referred to as the FHLB, the Federal Reserve Bank of San Francisco, referred to as the FRB, discount window and other wholesale sources such as Internet-sourced deposits to fund operations. Although Cascade has historically been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future. An inability to raise funds through traditional deposits, brokered deposits, borrowings, the sale of securities or loans could have a substantial negative effect on Cascade’s liquidity. Cascade’s access to funding sources on terms which are acceptable to Cascade could be impaired by factors that affect Cascade specifically or the financial services industry or economy in general. Cascade has established a significant liquidity reserve as of September 30, 2013; however, Cascade’s ability to borrow or attract and retain deposits in the future could be adversely affected by Cascade’s financial condition or regulatory restrictions, or impaired by factors that are not specific to Cascade, such as FDIC insurance changes, disruption in the financial markets or negative views and expectations about the prospects for the banking industry. Cascade Bank’s primary counterparty for borrowing purposes is the FHLB and liquid assets are mainly held at correspondent banks or the FRB. Borrowing capacity from the FHLB or FRB may fluctuate based upon the condition of Cascade Bank or the acceptability and risk rating of securities or loan collateral and counterparties could adjust discount rates applied to such collateral at their discretion. The FRB or FHLB could restrict or limit Cascade’s access to secured borrowings. Correspondent banks can withdraw unsecured lines of credit or require collateralization for the purchase of federal funds. Liquidity also may be affected by Cascade Bank’s routine commitments to extend credit.

Sources of funds may not remain adequate for liquidity needs and Cascade Bank may be compelled to seek additional sources of financing in the future. Additional borrowings, if sought, may not be available or, if available, may not be on favorable terms. If additional financing sources are unavailable or not available on reasonable terms to provide necessary liquidity, Cascade’s financial condition, results of operations and future prospects could be materially and adversely affected.

The soundness of other financial institutions could adversely affect Cascade.

Cascade Bank is a public depository and, accordingly, accepts deposit funds that belong to, or are held for the benefit of, the State of Oregon, political subdivisions thereof, municipal corporations and other public funds. In accordance with applicable state law, in the event of default of one bank, all participating banks in the state collectively assure that no loss of funds is suffered by any public depositor. Generally, in the event of default by a depository of public funds in excess of collateral pledged, an assessment applicable to all public depositories is allocated on a pro rata basis in proportion to the maximum liability of each public depository as it existed on the date of loss. The maximum liability is dependent upon potential changes in regulations, the occurrence of Oregon bank failures and the level of public fund deposits held by the failing bank and cannot be presently determined.

In 2012, the amount of collateral Cascade Bank was required to pledge against Oregon public deposits was 50% of the uninsured portion of these Oregon public deposits, but the percentage of collateral required to be pledged could be increased in the future.

Cascade’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by Cascade or by other institutions. Many of these transactions expose Cascade to credit risk in the event of default of Cascade’s counterparty or client. In addition, Cascade’s credit risk may be exacerbated when the collateral held by Cascade cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure. Such losses may materially and adversely affect Cascade’s results of operations.

Real estate values could decline leading to additional and greater-than-anticipated loan charge-offs and valuation write downs on OREO and OREO-related management and disposition expenses.

Real estate owned by Cascade Bank and not used in the ordinary course of its operations is referred to as other real estate owned, or OREO. In its normal lending process, Cascade Bank may take a security interest in real estate as collateral for loans. In the event of obligor default, Cascade Bank may have the right to foreclose on such collateral and take title to it. At September 30, 2013, Cascade Bank had OREO with a carrying value of approximately $3.3 million. Generally, higher levels of OREO lead to greater expenses as Cascade Bank incurs costs to manage and dispose of the properties, including personnel costs, insurance, taxes, completion costs, repair costs and other costs associated with property ownership. There are also funding costs associated with OREO. Cascade Bank evaluates property values periodically and establishes valuation reserves, as appropriate, to adjust the carrying value of the properties to the lesser of book or appraised value, net of selling costs and any additional liquidation reserves to expedite the sale of such properties. Decreases in market prices may lead to additional OREO valuation reserves, with a corresponding expense in Cascade’s consolidated statement of operations. Further valuation reserves of OREO or an inability to sell OREO properties could have a material adverse effect on Cascade’s results of operations and financial condition.

The banking industry and Cascade operate under certain regulatory requirements that may change significantly and in a manner that further impairs revenues, operating income and financial condition.

Cascade operates in a highly regulated industry and is subject to examination, supervision and comprehensive regulation by the Oregon Division, the FDIC and the Federal Reserve Board. The regulations affect Cascade’s investment practices, lending activities and dividend policy, among other things. Moreover, federal and state banking laws and regulations undergo frequent and often significant changes and have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Changes to these laws and regulations or other actions by regulatory agencies could, among other things, make regulatory compliance more difficult or expensive for Cascade, limit the products Cascade can offer or increase the ability of non-banks to compete and could adversely affect Cascade in significant but unpredictable ways, which in turn could have a material adverse effect on Cascade’s financial condition or results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, referred to as the Dodd-Frank Act, instituted major changes to the banking and financial institutions regulatory regimes in light of the performance of and government intervention in the financial services sector. Included in the Dodd-Frank Act are, for example, changes related to deposit insurance assessments, executive compensation and corporate governance requirements, payment of interest on demand deposits, interchange fees and overdraft services. The Dodd-Frank Act also requires the implementation of the “Volcker Rule” for banks and bank holding companies, which would prohibit proprietary trading, investment in and sponsorship of hedge funds and private equity funds, and otherwise limit the relationships with such funds. See the section entitled “About Cascade — Description of Cascade’s Business — The Dodd-Frank Act” for more information. Many aspects of the Dodd-Frank Act are subject to rulemaking by various regulatory agencies and will take effect over several years, making it difficult at this time to anticipate the overall financial impact of this expansive legislation on Cascade, its customers or the financial industry generally. Likewise, any new consumer financial protection laws enacted by the Consumer Financial Protection Bureau, which was established pursuant to the Dodd-Frank Act, would apply to all banks and thrifts, and may increase Cascade’s compliance and operational costs in the future.

In addition, the banking regulatory agencies adopted a final rule in July 2013 that implements the Basel III changes to the international regulatory capital framework and revises the U.S. risk-based and leverage capital requirements for U.S. banking organizations to strengthen identified areas of weakness in the capital rules and to address relevant provisions of the Dodd-Frank Act. The final rule establishes a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. See the risk factor entitled “ — Cascade may be subject to more stringent capital and liquidity requirements which would adversely affect Cascade’s net income and future growth” for more information.

Cascade cannot predict the substance or impact of pending or future legislation or regulation. Cascade’s compliance with these laws and regulations is costly and may restrict certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, access to capital and brokered deposits and locations of banking offices. Failure to comply with these laws or regulations could result in fines, penalties, sanctions and damage to Cascade’s reputation which could have an adverse effect on Cascade’s business and financial results.

If Cascade fails to maintain sufficient capital under regulatory requirements, whether due to losses, an inability to raise additional capital or otherwise, that failure would adversely affect Cascade’s financial condition, liquidity and results of operations, as well as Cascade’s ability to maintain regulatory compliance.

Cascade and Cascade Bank must meet regulatory capital requirements and maintain sufficient liquidity. Cascade’s ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor preferences regarding the banking industry and market condition and governmental activities, many of which are outside Cascade’s control, and on Cascade’s financial condition and performance. Accordingly, Cascade may not be able to raise additional capital if needed or on terms acceptable to Cascade. If Cascade fails to meet these capital and other regulatory requirements, Cascade’s financial condition, liquidity and results of operations would be materially and adversely affected.

Cascade may be subject to more stringent capital and liquidity requirements which would adversely affect Cascade’s net income and future growth.

On July 2, 2013, the Federal Reserve Board, and on July 9, 2013, the FDIC and Office of the Comptroller of Currency, adopted a final rule that implements the Basel III changes to the international regulatory capital framework and revises the U.S. risk-based and leverage capital requirements for U.S. banking organizations to strengthen identified areas of weakness in capital rules and to address relevant provisions of the Dodd-Frank Act.

The final rule establishes a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. The final rule increases capital ratios for all banking organizations and introduces a “capital conservation buffer” which is in addition to each capital ratio. If a banking organization dips into its capital conservation buffer, it may be restricted in its ability to pay dividends and discretionary bonus payments to its executive officers. The final rule assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The final rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period. Cascade has the one-time option in the first quarter of 2015 to permanently opt out of the inclusion of accumulated other comprehensive income in its capital calculation. Cascade is considering whether to opt out in order to reduce the impact of market volatility on its regulatory capital levels.

The final rule becomes effective for Cascade on January 1, 2015. Cascade has conducted a pro forma analysis of the application of these new capital requirements as of September 30, 2013 and has determined that Cascade meets all of these new requirements, including the full capital conservation buffer, as if these new requirements had been in effect on that date.

Although Cascade currently cannot predict the specific impact and long-term effects that Basel III will have on Cascade and the banking industry more generally, Cascade will be required to maintain higher regulatory capital levels which could impact Cascade’s operations, net income and ability to grow. Furthermore, Cascade’s failure to comply with the minimum capital requirements could result in Cascade’s regulators taking formal or informal actions against Cascade which could restrict Cascade’s future growth or operations.

The downgrade of U.S. government securities by the credit rating agencies could have a material adverse effect on Cascade’s operations, results of operations and financial condition.

The recent debate in Congress regarding the national debt ceiling, federal budget deficit concerns and overall weakness in the economy resulted in actual and threatened downgrades of United States government securities by the various major credit ratings agencies, including Standard and Poor’s and Fitch Ratings. While the federal banking agencies, including the Federal Reserve Board and the FDIC, have issued guidance indicating that, for risk-based capital purposes, the risk weights for United States Treasury securities and other securities issued or guaranteed by the United States government, government agencies and government-sponsored entities will not be affected by the downgrade, the downgrade of United States government securities by Standard and Poor’s and the possible future downgrade of the federal government’s credit rating by one or both of the other two major rating agencies (which has been forewarned by Fitch Ratings), could create uncertainty in the United States and global financial markets and cause other events which, directly or indirectly, could adversely affect Cascade’s operations, results of operations and financial condition.

Cascade Bank’s deposit insurance premium could be higher in the future, which could have a material adverse effect on its future results of operations.

The FDIC insures deposits at FDIC-insured financial institutions, including Cascade Bank. The FDIC charges the insured financial institutions assessments to maintain the Deposit Insurance Fund at a certain level; if an FDIC-insured financial institution fails, payments of deposits up to insured limits are made from the Deposit Insurance Fund. An increase in the risk category of Cascade Bank, adjustments to assessment rates and/or a special assessment could have an adverse effect on Cascade’s results of operations.

Changes in the Federal Reserve Board’s monetary or fiscal policies could adversely affect Cascade’s results of operations and financial condition.

Cascade’s results of operations will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board has, and is likely to continue to have, an important impact on the operating results of depository institutions through its power to implement national monetary policy, among other things, in order to curb inflation or combat a recession. The Federal Reserve Board affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its purchases of government and other securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. Cascade cannot predict the nature or impact of future changes in monetary and fiscal policies.

Cascade’s controls and procedures may fail or be circumvented.

Management regularly reviews and updates Cascade’s internal controls, disclosure controls and procedures and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.

Historically low interest rates and changes in interest rates may adversely affect Cascade’s net interest income and profitability.

In recent years, it has been the policy of the Federal Reserve Board to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans Cascade has originated and the yields on securities Cascade has purchased have been at lower levels than available prior to 2008. This has been a significant factor in the decrease in the amount of Cascade’s interest income to $54.9 million for the year ended December 31, 2012 from $67.1 million for the year ended December 31, 2011, and to $37.5 million for the nine months ended September 30, 2013 from $41.9 million for the nine months ended September 30, 2012. As a general matter, Cascade’s interest-bearing assets reprice or mature slightly more quickly than Cascade’s interest-earning liabilities, which have resulted in decreases in net interest income as interest rates decreased. However, Cascade’s ability to lower its interest expense is limited at these interest rate levels while the average yield on Cascade’s interest-earning assets may continue to decrease. The Federal Reserve Board has indicated its intention to maintain low interest rates for the next several years. Accordingly, Cascade’s net interest income (the difference between interest income earned on assets and interest expense paid on liabilities) may continue to decrease, which will have an adverse effect on Cascade’s profitability.

In addition, Cascade’s results of operations are highly dependent on the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in market interest rates impact the rates earned on loans and investment securities and the rates paid on deposits and borrowings. In addition, changes to the market interest rates may impact the level of loans, deposits and investments and the credit quality of existing loans. These rates may be affected by many factors beyond Cascade’s control, including general economic conditions and the monetary and fiscal policies of various governmental and regulatory authorities. Changes in interest rates may negatively impact Cascade’s ability to attract deposits, make loans and achieve satisfactory interest rate spreads, which could adversely affect Cascade’s financial condition or results of operations.

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of Cascade’s consolidated financial statements. These changes can be hard to predict and can materially impact how Cascade records and reports its financial condition and results of operations. In some cases, Cascade could be required to apply new or revised guidance retroactively.

The financial services business is intensely competitive and Cascade may not be able to compete effectively.

Cascade faces competition for its services from a variety of competitors. Cascade’s future growth and success depend on its ability to compete effectively. Cascade competes for deposits, loans and other financial services with numerous financial service providers including banks, thrifts, credit unions, mortgage companies, broker dealers and insurance companies. To the extent these competitors have less regulatory constraints, lower cost structures or increased economies of scale, they may be able to offer a greater variety of products and services or more favorable pricing for such products and services. In addition, improvements in technology, communications and the Internet have intensified competition. As a result, Cascade’s competitive position could be weakened, which could adversely affect Cascade’s financial condition and results of operations.

Cascade Bank is a community bank and its ability to maintain its reputation is critical to the success of its business and the failure to do so may materially adversely affect Cascade’s performance.

Cascade Bank is a community bank, and its reputation is one of the most valuable components of its business. A key component of Cascade Bank’s business strategy is to rely on its reputation for customer service and knowledge of local markets to expand its presence by capturing new business opportunities from existing and prospective customers in its market area and contiguous areas. As such, Cascade Bank strives to conduct its business in a manner that enhances its reputation. This is done, in part, by recruiting, hiring and retaining employees who share Cascade Bank’s core values of being an integral part of the communities Cascade Bank serves, delivering superior service to its customers and caring about its customers and associates. If Cascade’s or Cascade Bank’s reputation is negatively affected, by the actions of their employees, by their inability to conduct their operations in a manner that is appealing to current or prospective customers, or otherwise, Cascade’s business and, therefore, its operating results may be materially adversely affected.

Cascade relies heavily on technology and computer systems, and computer failure could result in loss of business and adversely affect Cascade’s financial condition and results of operations.

Advances and changes in technology could significantly affect Cascade’s business, financial condition, results of operations and future prospects. Cascade faces many challenges, including the increased demand for providing customers access to their accounts and the systems to perform banking transactions electronically. Cascade’s ability to compete depends on its ability to continue to adapt technology on a timely and cost-effective basis to meet these demands. In addition, Cascade’s business and operations are susceptible to negative effects from computer system failures, communication and energy disruption and unethical individuals with the technological ability to cause disruptions or failures of its data processing systems.

Risks associated with Cascade’s Internet-based systems and online commerce security, including “hacking” and “identify theft,” could adversely affect Cascade’s business.

Cascade has a website and conducts a portion of its business over the Internet. Cascade relies heavily upon data processing, including loan servicing and deposit processing software, communications systems and information systems from a number of third parties to conduct its business. Third party, or internal, systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Cascade’s operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render Cascade’s customer information inaccurate. These events may obstruct Cascade’s ability to provide services and process transactions. While Cascade believes that it is in compliance with all applicable privacy and data security laws, an incident could put its customer confidential information at risk.

Although Cascade has not experienced a cyber-incident that has been successful in compromising its data or systems, Cascade can never be certain that all of its systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. Cascade monitors and modifies, as necessary, its protective measures in response to the perpetual evolution of cyber threats.

A breach in the security of any of Cascade’s information systems, or other cyber incident, could have an adverse impact on, among other things, its revenue, ability to attract and maintain customers and business reputation. In addition, as a result of any breach, Cascade could incur higher costs to conduct its business, to increase protection, or related to remediation.

Furthermore, Cascade’s customers could incorrectly blame Cascade and terminate their accounts with Cascade for a cyber-incident which occurred on their own system or with that of an unrelated third party. In addition, a security breach could also subject Cascade to additional regulatory scrutiny and expose Cascade to civil litigation and possible financial liability.

Finally, on February 12, 2013, the Obama Administration released an executive order, Improving Critical Infrastructure Cybersecurity, referred to as the Executive Order, which is focused primarily on government actions to support critical infrastructure owners and operators in protecting their systems and networks from cyber threats. The Executive Order requires the development of risk-based cybersecurity standards, methodologies, procedures, and processes, a so-called “Cybersecurity Framework,” that can be used voluntarily by critical infrastructure companies to address cyber risks. The Executive Order also will steer certain private sector companies to comply voluntarily with the Cybersecurity Framework. It is unclear at this time what impact the Executive Order will have on Cascade’s internet-based systems and online commerce security.

Cascade continually encounters technological changes which could result in Cascade having fewer resources than many of its competitors to continue to invest in technological improvements.

Frequent introductions of new technology-driven products and services in the financial services industry result in the need for rapid technological change. In addition, the effective use of technology may result in improved customer service and reduced costs. Cascade’s future success depends, to a certain extent, on its ability to identify the needs of customers and address those needs by using technology to provide the desired products and services and to create additional efficiencies in its operations. Certain competitors may have substantially greater resources to invest in technological improvements. Cascade may not be able to successfully implement new technology-driven products and services or to effectively market these products and services to Cascade’s customers. Failure to implement the necessary technological changes could have a material adverse impact on Cascade’s business and, in turn, Cascade’s financial condition and results of operations.

Cascade may not be able to attract or retain key banking employees which could adversely impact Cascade’s business and operations.

Cascade expects future success to be driven in large part by the relationships maintained with its customers by its executives and senior lending officers. Cascade has entered into employment agreements with several members of senior management. The existence of such agreements, however, does not necessarily ensure that Cascade will be able to continue to retain their services.

Cascade’s future successes and profitability are substantially dependent upon the management and banking abilities of its senior executives. Cascade strives to attract and retain key banking professionals, management and staff. Competition to attract the best professionals in the industry can be intense which will limit Cascade’s ability to hire new professionals. Banking-related revenues and net income could be adversely affected in the event of the unexpected loss of key personnel.

Changes or disruptions in the market for certain securities in Cascade’s investment portfolio could negatively affect the value of those securities.

Cascade’s investment portfolio securities include obligations of, and mortgage-backed securities guaranteed by, government sponsored enterprises such as the Federal National Mortgage Association, referred to as Fannie Mae, the Government National Mortgage Association, referred to as Ginnie Mae, the Federal Home

Loan Mortgage Corporation, referred to as Freddie Mac, and the FHLB or otherwise backed by Federal Housing Administration or Veteran’s Administration guaranteed loans; however, volatility or illiquidity in financial markets may cause investment securities held within Cascade’s investment portfolio to fall in value or become less liquid. The FRB’s actions to increase the money supply (sometimes referred to as quantitative easing) may be curtailed or ended which may cause a decline in the value of securities held by Cascade. Uncertainty surrounding the credit risk associated with mortgage collateral or guarantors may cause material discrepancies in valuation estimates obtained from third parties. Volatile market conditions may reduce valuations due to the perception of heightened credit and liquidity risks in addition to interest rate risk typically associated with these securities. Declines in market value associated with these disruptions would result in impairments of these assets, which would lead to accounting charges that could have a material adverse effect on Cascade’s results of operations, equity and capital ratios.

Cascade could be subject to environmental liabilities with respect to properties to which it takes title.

In the course of business, Cascade may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. Cascade may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or remediate hazardous or toxic substances at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if Cascade is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the contaminated site. If Cascade becomes subject to significant environmental liabilities, its business, financial condition and results of operations could be adversely affected.

Cascade’s profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe it money.

Cascade is exposed to the risk that third parties that owe it money will not perform their obligations. These parties may default on their obligations to Cascade due to bankruptcy, lack of liquidity, operational failure or other reasons. Cascade’s rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations Cascade holds could result in losses and/or adversely affect Cascade’s ability to use those securities or obligations for liquidity purposes. Cascade relies on representations of potential borrowers and/or guarantors as to the accuracy and completeness of certain financial information. Cascade’s financial condition and results of operations could be negatively impacted if the financial statements or other information that Cascade relies upon is materially misleading.

Realization of deferred tax assets is dependent upon Cascade generating future taxable income and is subject to limitations arising from the Capital Raise that could result in permanent impairment of a material portion of Cascade’s deferred tax assets and/or limit deductibility of certain losses.

Realization of deferred tax assets is generally dependent upon Cascade’s ability to generate future taxable income. In addition, application of complex tax regulations arising from the Capital Raise (which Capital Raise is discussed under the section entitled “About Cascade — Description of Cascade’s Business — Capital Raise and Sale of Loans Completed in 2011”) may otherwise limit tax deductions. As broadly defined in Section 382 of the Internal Revenue Code, the issuance of Cascade common stock in connection with the Capital Raise in 2011 resulted in an “ownership change” of Cascade. As a result of the ownership change, utilization of Cascade’s net operating loss carry-forwards, tax credit carry-forwards and certain built-in losses under federal income tax laws will be subject to annual limitations and may be disallowed. The annual limitation imposed under Section 382 of the Internal Revenue Code may limit the deduction for both the carry-forward tax attributes, and for any built-in losses realized within five years of the date of the ownership change.

Cascade could be subject to fines, sanctions or other adverse consequences if it fails to comply with the USA PATRIOT Act, Bank Secrecy Act, Real Estate Settlement Procedures Act, Truth in Lending Act, Home Mortgage Disclosure Act, Fair Lending Laws or other laws and regulations.

Financial institutions are required under the USA PATRIOT Act and Bank Secrecy Act to develop programs to prevent financial institutions from being used for money-laundering and terrorist activities. Financial institutions are also obligated to file suspicious activity reports with the United States Treasury Department’s Office of Financial Crimes Enforcement Network if such activities are detected. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure or the inability to comply with these regulations could result in fines or penalties, intervention or sanctions by regulators and costly litigation or expensive additional controls and systems. In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. In addition, Cascade is required to develop compliance management systems designed to detect and prevent violations of the Real Estate Settlement Procedures Act, Truth in Lending Act, Home Mortgage Disclosure Act, Fair Lending Laws and similar laws and regulations. The federal government has imposed and is expected to expand these and other laws and regulations relating to residential and consumer lending activities that create significant new compliance burdens and financial risks. Cascade has developed policies and continue to augment procedures and systems designed to assist in compliance with these laws and regulations, however it is possible for such safeguards to fail or prove deficient during the implementation phase to avoid non-compliance with such laws.

Risks Related to the Merger

Because the market price of Cascade common stock will fluctuate and the stock consideration and the cash consideration are subject to adjustment, Home stockholders cannot be certain of the market value of the merger consideration they will receive.

If the merger is completed, each holder of Home common stock outstanding immediately prior to the completion of the merger will receive his, her or its proportional share of (1) 24,309,066 shares of Cascade common stock, referred to as the stock consideration, and (2) $120,800,000 in cash (x) plus or minus the amount by which Home’s closing tangible net worth is above or below $168,100,000, as the case may be, (y) minus the aggregate cash paid to holders of Home stock options in the merger and (z) minus the amount that Home’s transaction costs exceed $18,000,000, referred to as the cash consideration.

The market value of the merger consideration on the date the merger is completed may differ from the market value of the merger consideration on the date Cascade announced the merger, on the date that this document was mailed to Cascade stockholders or Home stockholders, and on the date of the Cascade special meeting or the Home special meeting. In addition, the exact value of the cash consideration cannot be determined at the time of the Home special meeting because it is subject to adjustment based on Home’s closing tangible net worth, the aggregate cash paid to holders of Home stock options in the merger and Home’s transaction costs incurred or accrued through the effective time of the merger. Any change in the market price of Cascade common stock or Home’s closing tangible net worth prior to the completion of the merger will affect the value of the merger consideration that Home stockholders will receive upon completion of the merger. Changes in Cascade stock price or Home’s closing tangible net worth may result from a variety of factors that are beyond the control of Cascade and Home, including but not limited to general market and economic conditions, changes in Cascade’s and Home’s respective businesses, operations and prospects and regulatory considerations. The number of Home stock options that are “in-the-money” at the effective time of the merger and the extent to which Home’s transaction costs exceed $18,000,000 will also affect the value of the cash consideration that Home stockholders will receive upon completion of the merger. Home’s transaction costs include, among other things, costs and expenses associated with obtaining regulatory approvals or waivers and third-party consents, the preparation of this document and legal fees and expenses associated with the merger agreement, the merger and Home stockholder litigation relating to the merger. Therefore, at the time of the Home special meeting, Home stockholders will not know the precise value of the merger consideration they will be entitled to receive upon the completion of the merger. Home stockholders should obtain current market quotations for shares of Cascade common stock and for shares of Home common stock.

For additional information on how the merger consideration will be determined, see the sections under the headings “The Merger — Terms of the Merger — Merger Consideration” beginning on page 57 and “The Merger — Terms of the Merger — Illustrative Examples of the Per Share Merger Consideration” beginning on page 61.

Cascade stockholders and Home stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Cascade stockholders currently have the right to vote in the election of the Cascade board of directors and on other matters affecting Cascade. Home stockholders currently have the right to vote in the election of the Home board of directors and on other matters affecting Home. Upon the completion of the merger, each company’s stockholders will be a stockholder of Cascade with a percentage ownership of Cascade that is smaller than such stockholder’s current percentage ownership of Cascade or Home, as applicable. It is currently expected that the former stockholders of Home as a group will receive shares of Cascade common stock in the merger constituting approximately [    ]% of the outstanding shares of the surviving company’s common stock immediately after the merger. As a result, current Cascade stockholders as a group will own approximately [    ]% of the outstanding shares of the surviving company immediately after the merger. Because of this, Home stockholders and Cascade stockholders will have less influence on the management and policies of the surviving company than they now have on the management and policies of Cascade or Home, as applicable.

The issuance of shares of Cascade common stock to Home stockholders in connection with the merger will substantially dilute the voting power of current Cascade stockholders.

Pursuant to the terms of the merger agreement, and based on the number of shares of Home common stock outstanding as of the date of the merger agreement, it is anticipated that Cascade will issue shares of Cascade common stock to Home stockholders representing approximately [    ]% of the outstanding shares of Cascade common stock as of immediately following the completion of the merger. Accordingly, the issuance of shares of Cascade common stock to Home stockholders in connection with the merger will significantly reduce the relative voting power of each share of Cascade common stock held by current Cascade stockholders.

Sales of substantial amounts of Cascade common stock in the open market by former Home stockholders could depress Cascade stock price.

Shares of Cascade common stock that are issued to Home stockholders in the merger will be freely tradable without restrictions or further registration under the Securities Act. As of the record date, Cascade had approximately [    ] shares of common stock outstanding, [    ] shares of Cascade common stock were reserved for issuance under the Cascade stock option agreement related to the merger and [    ] shares of Cascade common Stock were reserved for issuance under the Cascade stock plan. Unless the number of shares of Cascade common stock is adjusted as required by the merger agreement, Cascade will issue 24,309,066 shares of Cascade common stock in connection with the merger.

If the merger is completed and if Home’s former stockholders sell substantial amounts of Cascade common stock in the public market following completion of the merger, the market price of Cascade common stock may decrease. These sales might also make it more difficult for Cascade to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of Cascade common stock or Home common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals or waivers and approval of the Cascade stockholders and Home stockholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, Cascade and Home may terminate the merger agreement under certain circumstances even if the merger agreement is approved by Cascade stockholders and Home stockholders. If Cascade and Home do not complete the merger, the trading prices of Cascade common stock or Home common stock may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and the Home board of directors seeks another merger or business combination, Home stockholders cannot be certain that Home will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Cascade has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of Cascade or Home.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement, including the merger and the bank merger, may be completed, various approvals or waivers must be obtained from bank regulatory authorities. These governmental entities may impose conditions on the granting of such approvals or waivers. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Cascade following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are not anticipated or cannot be met. If the completion of the merger is delayed, including by a delay in receipt of necessary governmental approvals or waivers, the business, financial condition and results of operations of each company may also be materially adversely affected. In addition, in some circumstances, the merger agreement requires Cascade to pay Home a termination fee equal to $8,000,000 if the merger agreement is terminated due to the failure to receive certain required regulatory approvals or waivers.

The merger is conditioned on obtaining consents from third parties that may not be obtained or that may contain an unfavorable restriction or condition.

Cascade’s obligation to complete the merger is conditioned on, among other things, obtaining certain consents or waivers from third parties doing business with Home. The consents or waivers may not be obtained at all, the consents or waivers may not be obtained in a timely fashion or the terms of the consents or, if obtained, waivers may contain a restriction or condition that would have an adverse effect on the surviving company.

Cascade intends to fund the cash consideration through the Cascade Bank stock purchase which requires regulatory approval that may not be obtained.

Cascade intends to fund the cash consideration and its transaction costs in the merger by completing the Cascade Bank stock purchase. The Cascade Bank stock purchase requires the approval of the Oregon Division and the FDIC. The Oregon Division or the FDIC may not approve the Cascade Bank stock purchase at all, in a timely manner or with conditions that are not anticipated or cannot be met. In that event, Cascade would have to fund the transactions by other means or restructure the merger in accordance with the merger agreement so that Cascade Bank pays the cash consideration directly to the Home stockholders.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Cascade and Home have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on the successful combination of the businesses of Cascade and Home. To realize these anticipated benefits and cost savings, after the completion of the merger, Cascade expects to integrate Home’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the surviving company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. These transition matters could have an adverse effect on each of Cascade and Home during the pre-merger period and for an undetermined amount of time after the completion of the merger. In addition, it is also possible that clients, customers, depositors and counterparties of Cascade or Home could choose to discontinue their relationships with the surviving company after the merger is completed because they prefer doing business with an independent company or for any other reason, which would have an adverse effect on the surviving company’s financial results and the value of its common stock. If Cascade experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected.

Failure of the merger to be completed, the termination of the merger agreement or a significant delay in the completion of the merger could negatively impact Cascade and Home.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among others: (i) approval of the merger agreement by Home stockholders and the Cascade stockholders, (ii) approval of the issuance of the shares of Cascade common stock in connection with the merger by Cascade stockholders, (iii) receipt of requisite regulatory approvals or waivers, (iv) absence of any governmental order or law prohibiting completion of the merger, (v) effectiveness of the registration statement of which this document is a part, (vi) receipt of certain consents of third parties and (vii) Home’s closing tangible net worth is not less than $150,000,000.

These conditions to the completion of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by June 30, 2014, either Cascade or Home may choose not to proceed with the merger, and the companies can mutually decide to terminate the merger agreement at any time, before or after stockholder approval.

If the merger is not completed, the ongoing business, financial condition and results of operations of each company may be materially adversely affected and the market price of each company’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be completed. If the completion of the merger is delayed, the business, financial condition and results of operations of each company may be materially adversely affected.

In addition, each company has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, the companies would have to recognize these expenses without realizing the expected benefits of the transaction. Any of the foregoing, or other risks arising in connection with the failure of or delay in completing the merger, including the diversion of management attention from pursuing other opportunities and the constraints in the merger agreement on the ability to make significant changes to each company’s ongoing business during the pendency of the merger, could have a material adverse effect on each company’s business, financial condition and results of operations.

Additionally, Cascade’s or Home’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, and the market price of Cascade common stock or Home common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and a company’s board of directors seeks another merger or business combination, such company’s stockholders cannot be certain that such company will be able to find a third party willing to engage in a transaction on more attractive terms than the merger.

Cascade and Home will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect Cascade’s and Home’s business, financial condition and results of operations.

Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Home and Cascade. These uncertainties may impair Cascade’s or Home’s ability to attract, retain and motivate key personnel, depositors and borrowers pending the completion of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future roles following the completion of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with the companies to seek to change existing business relationships with the companies or fail to extend an existing relationship with the surviving company. In addition, competitors may target each company’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

Cascade and Home have a small number of key personnel. The pursuit of the merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations.

In addition, the merger agreement restricts each company from taking certain actions without the other company’s consent while the merger is pending. These restrictions may, among other matters, prevent Home from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to Home’s business prior to completion of the merger or termination of the merger agreement. These restrictions may prevent Cascade from issuing securities, incurring indebtedness (other than in connection with the transactions contemplated by the merger agreement, drawing on Cascade’s existing credit facility or indebtedness incurred by Cascade Bank) or taking other significant actions. These restrictions could have a material adverse effect on each company’s business, financial condition and results of operations. Please see the section entitled “The Merger Agreement — Conduct of Business Prior to the Completion of the Merger” beginning on page 107 for a description of the restrictive covenants applicable to Home and Cascade.

Home directors and executive officers have interests in the merger different from the interests of other Home stockholders.

Home’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of Home stockholders generally. Such interests include the rights to accelerated vesting of equity awards, payments in connection with the termination of service and the right to indemnification and insurance coverage following the completion of the merger. These interests are described in more detail under the section entitled “The Merger — Interests of Home Directors and Executive Officers in the Merger” beginning on page 95.

Shares of Cascade common stock to be received by Home stockholders as a result of the merger will have rights different from the shares of Home common stock.

Upon completion of the merger, the rights of former Home stockholders will be governed by the articles of incorporation and bylaws of Cascade. The rights associated with Home common stock are different from the rights associated with Cascade common stock. In addition, Home and Cascade are organized under Maryland law and Oregon law, respectively. Please see the section entitled “Comparison of Stockholders’ Rights” beginning on page 184 for a discussion of the different rights associated with Cascade common stock.

The merger agreement limits Home’s ability to pursue an alternative transaction and requires Home to pay a termination fee of $8,000,000 under certain circumstances relating to accepting a superior proposal.

The merger agreement includes a general prohibition on Home from soliciting or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Under the merger agreement, Home is also required to pay Cascade a termination fee equal to $8,000,000 if it terminates the merger agreement to accept a superior proposal. These provisions may discourage a potential competing acquirer that might have an interest in acquiring Home from considering or proposing such an acquisition. For further information, please see the section entitled “The Merger Agreement — No Solicitation” beginning on page 112.

The surviving company expects to incur substantial expenses related to the merger that could adversely affect its business after the merger.

The surviving company expects to incur substantial expenses in connection with completion of the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although Cascade and Home have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the surviving company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. As a result of these expenses, both Cascade and Home expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Pending litigation against Home and its directors could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages in the event the merger is completed and may adversely affect the surviving company’s business, financial condition or results of operations and cash flows following the merger.

In connection with the merger, purported Home stockholders have filed a putative stockholder class action and derivative lawsuit against Home and its directors. Among other remedies, the plaintiffs seek to enjoin the merger. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, this litigation could prevent or delay completion of the merger and result in substantial costs to Home and Cascade, including any costs associated with the advancement of expenses to and indemnification of Home’s directors and officers. In addition, the litigation may increase Home’s transaction costs or reduce Home’s closing tangible net worth, which could reduce the cash consideration payable in the merger. Plaintiffs may file additional lawsuits against Home, Cascade and/or the directors and officers of either company in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the surviving company’s business, financial condition, results of operations and cash flows. For more information, see the section entitled “Litigation Related to the Merger” beginning on page 117.

The unaudited pro forma combined condensed consolidated financial information included in this document is illustrative only and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma combined condensed consolidated financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what Cascade’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The pro forma combined condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the Home identifiable tangible and intangible assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Home as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page 121.

The fairness opinions of Home’s and Cascade’s respective financial advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinions and the special meetings or the completion of the merger.

Each of the Home and Cascade board of directors received an opinion from its respective financial advisor on October 22, 2013, to address the fairness of the merger consideration from a financial point of view as of that date. Subsequent changes in the operations and prospects of Home or Cascade, general market and economic conditions and other factors that may be beyond the control of Home or Cascade, and on which Home’s and Cascade’s financial advisors’ opinions were based, may significantly alter the value of Home or Cascade or the prices of the shares of Cascade common stock or Home common stock by the time the merger is completed. Because Home and Cascade do not anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinions. For a description of the opinions that Cascade and Home received from their respective financial advisors, please refer to the sections entitled “The Merger — Opinion of Home’s Financial Advisor” beginning on page 75 and “The Merger — Opinion of Cascade’s Financial Advisor” beginning on page 87.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “possible,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Cascade and Home caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, Cascade’s or Home’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home stockholder approvals; (ii) the risk that Cascade or Home may be unable to obtain governmental and regulatory approvals or waivers required for the merger, or required governmental and regulatory approvals or waivers may delay the merger or result in the imposition of conditions that could cause the companies to abandon the merger; (iii) the risk that a condition to the completion of the merger may not be satisfied; (iv) the timing to complete the merger; (v) the risk that Cascade’s and Home’s respective businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (vii) disruption from the merger making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) changes in accounting policies or accounting standards; (xi) liquidity risk affecting Cascade’s ability to meet its obligations when they come due; (xii) excessive loan losses; (xiii) the effect of changes in governmental regulations; and (xiv) other factors discussed or referred to in the “Risk Factors” section of this document. Each forward-looking statement speaks only as of the date of the particular statement and, except as otherwise required by law, neither Cascade nor Home undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

HOME SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

The special meeting of Home stockholders will be held at Home’s headquarters located at 500 12th Avenue South, Nampa, Idaho 83651 at [  ], Mountain time, on [           ], 2014. On or about [           ], 2014, Home commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the Home special meeting.

Purpose of Home Special Meeting

At the Home special meeting, Home stockholders will be asked to:

•	approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the Home merger proposal;
•	approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Home in connection with the merger, referred to as the Home advisory (non-binding) proposal on specified compensation;
•	approve one or more adjournments of the Home special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Home merger proposal, referred to as the Home adjournment proposal; and
•	transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Recommendation of the Home Board of Directors

The Home board of directors recommends that you vote “FOR” the Home merger proposal, “FOR” the Home advisory (non-binding) proposal on specified compensation and “FOR” the Home adjournment proposal (if necessary or appropriate). Please see the section entitled “The Merger — Recommendation of the Home Board of Directors and Reasons for the Merger” beginning on page 73.

Each of the directors and certain officers of Home has entered into a separate voting agreement with Cascade, referred to as a Home voting agreement, pursuant to which they have agreed to vote in favor of the Home merger proposal and otherwise in favor of the transactions contemplated by the merger agreement. A copy of the form of Home voting agreement is attached to this document as Appendix C and incorporated by reference. For more information regarding the Home voting agreements, please see the section entitled “The Merger Agreement — Voting Agreements” beginning on page 116.

Home Record Date and Quorum

The Home board of directors has fixed the close of business on [    ] as the record date for determining the holders of Home common stock entitled to receive notice of and to vote at the Home special meeting.

As of the Home record date, there were [    ] shares of Home common stock outstanding and entitled to vote at the Home special meeting held by [    ] holders of record. Each share of Home common stock entitles the holder to one vote at the Home special meeting on each proposal to be considered at the Home special meeting.

The representation of holders of at least one-third of the votes entitled to be cast on the matters to be voted on at the Home special meeting constitutes a quorum for transacting business at the Home special meeting. All shares of Home common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Home special meeting.

As of the record date, directors and executive officers of Home owned and were entitled to vote [    ] shares of Home common stock, representing approximately [    ]% of the shares of Home common stock outstanding on that date. Under the Home voting agreements, Home’s directors and executive officers are required to vote their shares of Home common stock in favor of Home merger proposal. As of the record date, Cascade held no beneficially owned shares of Home common stock.

Required Vote

The affirmative vote of a majority of the outstanding shares of Home common stock entitled to vote is required to approve the Home merger proposal.

The affirmative vote of a majority of the shares of Home common stock represented in person or by proxy at the Home special meeting and entitled to vote is required to approve each of the Home advisory (non-binding) proposal on specified compensation and the Home adjournment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Home special meeting, an abstention occurs when a Home stockholder attends the Home special meeting, either in person or represented by proxy, but abstains from voting.

•	For the Home merger proposal, if a Home stockholder present in person at the Home special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” this proposal. If a Home stockholder is not present in person at the Home special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the Home merger proposal.
•	For the Home advisory (non-binding) proposal on specified compensation and the Home adjournment proposal, if a Home stockholder present in person at the Home special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” these proposals. If a Home stockholder is not present in person at the Home special meeting and does not respond by proxy, it will have no effect on the vote count for these proposals.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a Home stockholder authorizes the persons named in the enclosed Home proxy card to vote such holder’s shares at the Home special meeting in the manner such holder directs. A Home stockholder may vote by proxy or in person at the Home special meeting. If you hold your shares of Home common stock in your name as a stockholder of record, to submit a proxy, you, as a Home stockholder, may use one of the following methods:

•	By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.
•	Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.
•	By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Home requests that Home stockholders vote by telephone, over the Internet or by completing, dating and signing the accompanying proxy and returning it to Home as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Home common stock represented by it will be voted at the Home special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of Home common stock represented by the proxy will be voted as recommended by the Home board of directors. Unless a Home stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on any other matters voted upon at the Home special meeting.

If a Home stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that institution to determine the procedure for voting those shares.

Every Home stockholder’s vote is important. Accordingly, each Home stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Home stockholder plans to attend the Home special meeting in person.

Shares Held in Street Name

If you are a Home stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Home or by voting in person at the Home special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Home common stock on behalf of their customers may not give a proxy to Home to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Home stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Home merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal; and
•	your broker, bank or other nominee may not vote your shares on the Home advisory (non-binding) proposal on specified compensation or the Home adjournment proposal, which broker non-votes will have no effect on the vote count for these proposals.

Revocability of Proxies and Changes to a Home Stockholder’s Vote

A Home stockholder has the power to change its vote at any time before its shares of Home common stock are voted at the Home special meeting by:

•	sending a notice of revocation to Home’s corporate secretary at Home Federal Bancorp, Inc., 500 12th Avenue South, Nampa, Idaho 83651, Attn: Corporate Secretary, stating that you would like to revoke your proxy;
•	logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;
•	sending a completed proxy card bearing a later date than your original proxy card; or
•	attending the Home special meeting and voting in person.

If you choose any of the first three methods, you must take the described action no later than the beginning of the Home special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the Home special meeting. If you choose the fourth option, you must vote in person at the Home special meeting because your attendance at the Home special meeting will not, in itself, constitute revocation of your previously submitted proxy. If you have instructed your bank, broker or other nominee to vote your shares of Home common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies from Home stockholders will be borne by Home. Home will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, Home’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation. Home has also engaged Alliance Advisors, LLC, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $7,500 plus reimbursement of out-of-pocket expenses.

Attending the Home Special Meeting

Subject to space availability, all Home stockholders as of the record date, or their duly appointed proxies, may attend the Home special meeting.

To gain admittance to the Home special meeting, you must present valid photo identification, such as a driver’s license or passport. If your shares of Home common stock are held through a broker, bank or other nominee, please bring to the special meeting a copy of a “legal proxy” from your broker, bank or other nominee. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the Home special meeting.

HOME PROPOSALS

Home Merger Proposal

As discussed throughout this document, Home is asking its stockholders to approve the Home merger proposal. Holders of Home common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Home common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document and incorporated in this document by reference.

The Home board of directors recommends a vote “FOR” the Home merger proposal.

Home Advisory (Non-Binding) Proposal on Specified Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, Home is providing the Home stockholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be payable to Home’s named executive officers in connection with the merger, the value of which is set forth in the table included in the section of this document entitled “The Merger — Interests of Home Directors and Executive Officers in the Merger — Golden Parachute Compensation” beginning on page 99. As required by Section 14A of the Exchange Act, Home is asking the Home stockholders to vote on the approval of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Home’s named executive officers in connection with the merger, as disclosed in the table in the section of the joint proxy statement/prospectus statement entitled ‘The Merger — Interests of Home Directors and Executive Officers in the Merger — Golden Parachute Compensation,’ including the associated narrative discussion, is hereby APPROVED.”

The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger. Accordingly, a stockholder may vote to approve the executive compensation and vote not to approve the merger and vice versa. Because the vote is advisory in nature only, it will not be binding on either Home or Cascade. Accordingly, because Home is contractually obligated to pay the compensation, the compensation will be payable, subject only to the conditions applicable thereto, if the merger is approved and regardless of the outcome of the advisory vote.

The Home board of directors recommends a vote “FOR” the Home advisory (non-binding) proposal on specified compensation.

Home Adjournment Proposal

The Home special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Home special meeting to approve the Home merger proposal.

If, at the Home special meeting, the number of shares of Home common stock present or represented and voting in favor of the Home merger proposal is insufficient to approve the Home merger proposal, Home intends to move to adjourn the Home special meeting in order to enable the Home board of directors to solicit additional proxies for approval of the Home merger proposal. In that event, Home will ask the Home stockholders to vote only upon the Home adjournment proposal, and not the Home merger proposal or the Home advisory (non-binding) proposal on specified compensation.

In the Home adjournment proposal, Home is asking the Home stockholders to authorize the holder of any proxy solicited by the Home board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the Home special meeting to another time and place for the purpose of soliciting additional proxies. If the Home stockholders approve the Home adjournment proposal, Home could adjourn the Home special meeting and any adjourned session of the Home special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Home stockholders who have previously voted.

The Home board of directors recommends a vote “FOR” the Home adjournment proposal.

Other Matters to Come Before the Home Special Meeting

No other matters are intended to be brought before the Home special meeting by Home, and Home does not know of any matters to be brought before the Home special meeting by others. If, however, any other matters properly come before the Home special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

CASCADE SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place

The special meeting of Cascade stockholders will be held at 1100 N.W. Wall Street, Bend, Oregon 97701, at [  ], Pacific time, on [           ], 2014. On or about [           ], 2014, Cascade commenced mailing this document and the enclosed form of proxy to its stockholders entitled to vote at the Cascade special meeting.

Purpose of Cascade Special Meeting

At the Cascade special meeting, Cascade stockholders will be asked to:

•	approve the merger agreement, referred to as the Cascade merger proposal;
•	approve the issuance of Cascade common stock in the merger, referred to as the Cascade stock issuance proposal;
•	approve one or more adjournments of the Cascade special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Cascade merger proposal or the Cascade stock issuance proposal, referred to as the Cascade adjournment proposal; and
•	transact such other business as may properly come before the meeting or any adjournment thereof.

Recommendation of the Cascade Board of Directors

The Cascade board of directors recommends that you vote “FOR” the Cascade merger proposal, “FOR” the Cascade stock issuance proposal and “FOR” the Cascade adjournment proposal (if necessary or appropriate). Please see the section entitled “The Merger — Recommendation of the Cascade Board of Directors and Reasons for the Merger” beginning on page 84.

Certain stockholders of Cascade have entered into voting agreements with Home, referred to as the Cascade voting agreements, pursuant to which they have agreed to vote “FOR” the Cascade merger proposal and “FOR” the Cascade stock issuance proposal. A copy of the form of Cascade voting agreement is attached to this document as Appendix B and incorporated in this document by reference. For more information regarding the Cascade voting agreements, please see the section entitled “The Merger Agreement — Voting Agreements” beginning on page 116.

Cascade Record Date and Quorum

The Cascade board of directors has fixed the close of business on [    ], as the record date for determining the holders of Cascade common stock entitled to receive notice of and to vote at the Cascade special meeting.

As of the Cascade record date, there were [    ] shares of Cascade common stock outstanding and entitled to vote at the Cascade special meeting held by [    ] holders of record. Each share of Cascade common stock entitles the holder to one vote at the Cascade special meeting on each proposal to be considered at the Cascade special meeting.

The representation of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the Cascade special meeting constitutes a quorum for transacting business at the Cascade special meeting. All shares of Cascade common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Cascade special meeting.

As of the record date, directors and executive officers of Cascade owned and were entitled to vote [    ] shares of Cascade common stock, representing approximately [    ]% of the shares of Cascade common stock outstanding on that date. Cascade currently expects that Cascade’s directors and executive officers will vote their shares in favor of each of the Cascade proposals. As of the record date, Home held no beneficially owned shares of Cascade common stock.

Required Vote

The affirmative vote of a majority of the outstanding shares of Cascade common stock entitled to vote is required to approve the Cascade merger proposal.

The affirmative vote of a majority of the votes cast by the holders of Cascade common stock represented in person or by proxy at the Cascade special meeting and entitled to vote is required to approve the Cascade stock issuance proposal and the Cascade adjournment proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Cascade special meeting, an abstention occurs when a Cascade stockholder attends the Cascade special meeting, either in person or by proxy, but abstains from voting.

•	For the Cascade merger proposal, if a Cascade stockholder present in person at the Cascade special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” the Cascade merger proposal. If a Cascade stockholder is not present in person at the Cascade special meeting and does not respond by proxy, it will have the same effect as a vote cast “AGAINST” the Cascade merger proposal.
•	For the Cascade stock issuance proposal and the Cascade adjournment proposal, if a Cascade stockholder present in person at the Cascade special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have no effect on the vote count for these proposals. If a Cascade stockholder is not present in person at the Cascade special meeting and does not respond by proxy, it will have no effect on the vote count for these proposals.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a Cascade stockholder authorizes the persons named in the enclosed proxy card to vote such holder’s shares at the Cascade special meeting in the manner such holder directs. A Cascade stockholder may vote by proxy or in person at the Cascade special meeting. If you hold your shares of Cascade common stock in your name as a stockholder of record, to submit a proxy, you, as a Cascade stockholder must complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Cascade requests that Cascade stockholders vote by completing and signing the accompanying proxy and returning it to Cascade as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Cascade common stock represented by it will be voted at the Cascade special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of Cascade common stock represented by the proxy will be voted as recommended by the Cascade board of directors. Unless a Cascade stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on any other matters voted upon at the Cascade special meeting.

If a Cascade stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that institution to determine the procedure for voting those shares.

Every Cascade stockholder’s vote is important. Accordingly, each Cascade stockholder should sign, date and return the enclosed proxy card whether or not the Cascade stockholder plans to attend the Cascade special meeting in person.

Shares Held in Street Name

If you are a Cascade stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Cascade or by voting in person at the Cascade special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Cascade common stock on behalf of their customers may not give a proxy to Cascade to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Cascade stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Cascade merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal;
•	your broker, bank or other nominee may not vote your shares on the Cascade stock issuance proposal, which broker non-votes will have no effect on the vote count for this proposal; and
•	your broker, bank or other nominee may not vote your shares on the Cascade adjournment proposal, which broker non-votes will have no effect on the vote count for this proposal.

Revocability of Proxies and Changes to a Cascade Stockholder’s Vote

A Cascade stockholder has the power to change its vote at any time before its shares of Cascade common stock are voted at the Cascade special meeting by:

•	sending a notice of revocation to Cascade Bancorp, Attention: Corporate Secretary, 1100 NW Wall Street, Bend, Oregon 97701 stating that you would like to revoke your proxy;
•	sending a completed proxy card bearing a later date than your original proxy card; or
•	attending the Cascade special meeting and voting in person.

If you choose to send a completed proxy card bearing a later date than your original proxy card or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the Cascade special meeting. If you choose the third option, you must vote in person at the Cascade special meeting because your attendance at the Cascade special meeting will not, in itself, constitute revocation of your previously submitted proxy. If you have instructed a bank, broker or other nominee to vote your shares of Cascade common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies from Cascade stockholders will be borne by Cascade. Cascade will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, Cascade’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Discontinuing Multiple Mailings

If you are a stockholder of record and have more than one account in your name or at the same address as other stockholders of record, you may authorize Cascade to discontinue mailings of multiple annual reports and proxy statements, including this document. To discontinue multiple mailings, or to reinstate multiple mailings, please mail your request to Cascade Bancorp, Attention: Investor Relations, 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97701.

Attending the Cascade Special Meeting

Subject to space availability, all Cascade stockholders as of the record date, or their duly appointed proxies, may attend the Cascade special meeting.

To gain admittance to the Cascade special meeting, you must present valid photo identification, such as a driver’s license or passport. If your shares of Cascade common stock are held through a broker, bank or other nominee, please bring to the special meeting a “legal proxy” from your broker, bank or other nominee. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. Please note that cameras, recording devices and other electronic devices will not be permitted at the Cascade special meeting.

CASCADE PROPOSALS

Cascade Merger Proposal

As discussed throughout this document, Cascade is asking the Cascade stockholders to approve the Cascade merger proposal. It is a condition to completion of the merger that the Cascade stockholders approve the merger agreement. Holders of Cascade common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Cascade common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this document and incorporated in this document by reference.

The Cascade board of directors recommends a vote “FOR” the Cascade merger proposal.

Cascade Stock Issuance Proposal

It is a condition to completion of the merger that the Cascade stockholders approve the issuance of shares of Cascade common stock in the merger. Under NASDAQ rules, a company is required to obtain stockholder approval prior to the issuance of securities if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed pursuant to the merger agreement, Cascade will issue approximately 24,309,066 shares of Cascade common stock in connection with the merger, subject to adjustment pursuant to the merger agreement as described in more detail under the heading “The Merger — Terms of the Merger — Merger Consideration” beginning on page 57. Accordingly, the aggregate number of shares of Cascade common stock that Cascade will issue in the merger will exceed 20% of the shares of Cascade common stock outstanding before such issuance, and for this reason, Cascade is seeking the approval of the Cascade stockholders of the Cascade stock issuance proposal.

In the event the Cascade stock issuance proposal is not approved by Cascade stockholders, the merger cannot be completed. In the event the Cascade stock issuance proposal is approved by Cascade stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Cascade common stock pursuant to the merger agreement, Cascade will not issue the shares of Cascade common stock.

The Cascade board of directors recommends a vote “FOR” the Cascade stock issuance proposal.

Cascade Adjournment Proposal

The Cascade special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Cascade merger proposal or Cascade stock issuance proposal.

If, at the Cascade special meeting, the number of shares of Cascade common stock present or represented and voting in favor of the Cascade merger proposal and/or the Cascade stock issuance proposal is insufficient to approve such proposals, Cascade intends to move to adjourn the Cascade special meeting in order to enable the Cascade board of directors to solicit additional proxies for approval of such proposals.

In the Cascade adjournment proposal, Cascade is asking the Cascade stockholders to authorize the holder of any proxy solicited by the Cascade board of directors to vote in favor of granting discretionary authority to the proxy holders, to adjourn the Cascade special meeting to another time and place for the purpose of soliciting additional proxies. If the Cascade stockholders approve the Cascade adjournment proposal, Cascade could adjourn the Cascade special meeting and any adjourned session of the Cascade special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Cascade stockholders who have previously voted.

The Cascade board of directors recommends a vote “FOR” the Cascade adjournment proposal.

Other Matters to Come Before the Cascade Special Meeting

No other matters are intended to be brought before the Cascade special meeting by Cascade, and Cascade does not know of any matters to be brought before the Cascade special meeting by others. If any proxy is returned without indication as to how to vote, the shares of Cascade common stock represented by the proxy will be voted as recommended by the Cascade board of directors. Unless a Cascade stockholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on any other matters voted upon at the Cascade special meeting.

INFORMATION ABOUT THE COMPANIES

Cascade Bancorp
1100 NW Wall Street,
Bend, Oregon 97701
Phone: (877) 617-3400

Cascade is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Cascade is a publicly traded bank holding company that was formed in 1990, is incorporated in Oregon and is headquartered in Bend, Oregon. Cascade and Cascade Bank operate in Oregon and Idaho markets. At September 30, 2013, Cascade had total consolidated assets of approximately $1.4 billion, net loans of approximately $0.9 billion and deposits of approximately $1.2 billion. Cascade has no significant assets or operations other than Cascade Bank.

Cascade Bank is an Oregon state chartered bank, which opened for business in 1977 and operates 31 branches serving communities in Central, Southern and Northwest Oregon, as well as in the greater Boise/Treasure Valley, Idaho area. Cascade Bank offers a broad range of commercial and retail banking services to its customers. Cascade Bank’s lending activities are focused on small to medium-sized businesses, municipalities and public organizations, and professional and consumer relationships. Cascade Bank provides commercial real estate loans, real estate construction and development loans, and commercial and industrial loans, as well as consumer installment, line-of-credit, credit card, and home equity loans. Cascade Bank originates residential mortgage loans that are mainly sold on the secondary market. Cascade Bank provides consumer and business deposit services including checking, money market and time deposit accounts and related payment services, Internet banking, electronic bill payment and remote deposits. In addition, Cascade Bank serves business customer deposit needs with a suite of cash management services. Cascade Bank also provides trust-related services to its clientele.

Cascade common stock is traded on the NASDAQ Capital Market under the symbol “CACB.”

For more information about Cascade, see the section entitled “About Cascade” beginning on page 131.

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651
Phone: (208) 466-4634

Home is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Home is a publicly traded bank holding company that was formed in 2004, is incorporated in Maryland and is headquartered in Nampa, Idaho. Home and Home Bank operate in Oregon, Utah and Idaho markets. At September 30, 2013, Home had total consolidated assets of approximately $1.0 billion, net loans of approximately $0.4 billion and deposits of approximately $0.8 billion. Home has no significant operations other than Home Bank.

Home Bank is an Idaho state chartered bank, which opened for business in 1920 and operates 24 branches and three commercial lending centers serving communities in the greater Boise/Treasure Valley, Idaho area, as well as in Central and Southern Oregon. Home Bank offers a broad range of commercial and retail banking services to its clients. Home Bank’s lending activities are focused on small to medium-sized businesses and professional and consumer relationships. Home Bank provides commercial real estate loans, real estate construction and development loans, and commercial and industrial loans, as well as consumer installment, line-of-credit and home equity loans. Home Bank provides consumer and business deposit services including checking, money market and time deposit accounts and related payment services, Internet banking, electronic bill payment and remote deposits. In addition, Home Bank serves business customer deposit needs with a suite of cash management services. Home Bank also provides investment-related services to its clients.

Home stock is traded on the NASDAQ Global Select Market under the symbol “HOME.”

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Appendix A to this document and incorporated in this document by reference. This summary may not contain all of the information about the merger or the merger agreement that is important to you. This section is not intended to provide you with any factual information about Cascade or Home. Such information can be found elsewhere in this document and in the public filings Home makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page i.

Terms of the Merger

Transaction Structure

The Cascade board of directors and the Home board of directors have approved the merger agreement. The merger agreement provides for the merger of Home with and into Cascade, with Cascade continuing as the surviving company. Immediately after the merger, Home Bank, a bank chartered under the laws of the State of Idaho and a wholly owned subsidiary of Home, will merge with and into Cascade Bank, a bank chartered under the laws of the State of Oregon and a wholly owned subsidiary of Cascade, with Cascade Bank being the surviving bank.

Merger Consideration

Pursuant to the merger agreement, all of the issued and outstanding shares of Home common stock (including Home restricted stock) will be cancelled and converted into, in the aggregate, (1) 24,309,066 shares of Cascade common stock, referred to as the stock consideration, and (2) $120,800,000 in cash (x) plus or minus the amount by which Home’s closing tangible stockholders’ equity (determined without taking into account Home’s transaction costs) as of the last day of the calendar month preceding the effective time of the merger, referred to as Home’s closing tangible net worth, is above or below $168,100,000, as the case may be, (y) minus the aggregate cash paid to holders of Home stock options in the merger and (z) minus the amount that Home’s transaction costs exceed $18,000,000, referred to as the cash consideration. The merger consideration will be paid pro rata to holders of Home common stock as of immediately prior to the effective time of the merger.

The value of the stock consideration may fluctuate between the date of the merger agreement, the dates of the special meetings and the completion of the merger based upon the market value of Cascade common stock. In addition, the exact value of the cash consideration cannot be determined at the time of the Home special meeting because it is subject to adjustment based on the following:

•	Home’s tangible stockholders’ equity;
•	the aggregate cash paid to holders of Home stock options in the merger; and
•	the amount by which Home’s transaction costs exceed $18,000,000.

Under the merger agreement, the number of shares of Cascade common stock comprising the stock consideration is subject to adjustment as follows:

•	if (i) the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of Cascade common stock for the 20 trading days immediately preceding the tenth day prior to the closing date of the merger, referred to as the Cascade average closing price, is less than $4.25 but not less than $4.00 and (ii) the number obtained by dividing the Cascade average closing price by $5.75 (the “Closing Price Change Ratio”) is less than the number obtained by (A) dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and (B) then multiplying the quotient so obtained by 0.90, Home can terminate the merger agreement unless Cascade increases the aggregate stock consideration by a number of shares of Cascade common stock obtained by multiplying 24,309,066 by the difference between 0.90 and the Closing Price Change Ratio;
•	if the Cascade average closing price is less than $4.00, Home can terminate the merger agreement unless Cascade adjusts the aggregate stock consideration to equal a number of shares of Cascade common stock equal to the quotient obtained by dividing $97,236,264 by the Cascade average closing price; or
•	to give effect to any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the outstanding shares of Cascade common stock occurring after the date of the merger agreement and prior to the closing date.

The merger agreement does not provide for a resolicitation of either company’s stockholders if the Cascade average closing price falls below $4.25 per share and the Home board of directors nevertheless chooses to complete the transaction. The Home board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under the circumstances described above, and the Cascade board of directors has made no decision as to whether it would authorize Cascade to increase the number of shares of Cascade common stock to be issued in the merger if Home decided to exercise its right to terminate the merger agreement. In making any such decision, each company’s respective board of directors would consider all relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel.

For purposes of the foregoing description, these terms have the following meanings:

•	“Final Index Price” means (i) the sum of the average of the volume weighted closing prices (rounded to the nearest one ten thousandth) of a share of common stock of each entity comprising the index group for the 20 trading days immediately preceding the tenth day prior to the closing date of the merger (ii) divided by nine.
•	“Initial Index Price” means (i) the sum of the price per share of the common stock of each entity comprising the Index Group as reported on the date of the merger agreement, (ii) divided by nine.
•	“Index Group” means the following entities: Washington Federal, Inc., Glacier Bancorp, Inc., First Interstate BancSystem, Inc., Columbia Banking System, Inc., Banner Corporation, HomeStreet, Inc., Washington Banking Company, Pacific Continental Corporation and Heritage Financial Corporation.

As noted above, the cash consideration will be reduced to the extent Home’s transaction costs, whether paid prior to the effective time of the merger or accrued, exceed $18,000,000. To the extent any transaction costs are unknown or cannot be calculated prior to the closing, the merger agreement provides that Cascade and Home must confer in good faith and agree upon reasonable estimates thereof for purposes of determining Home’s final transaction costs. Under the merger agreement, Home’s transaction costs include, among other things:

•	Home’s professional, advisory, brokerage and fairness opinion fees and expenses incurred in connection with the merger agreement or the Agreement and Plan of Merger, dated September 24, 2013, between Home and Banner Corporation;
•	payments to the FDIC in connection with any consent or approval granted under any shared-loss agreement with Home Bank;
•	the termination, remaining historical conversion costs, estimated conversion costs and penalty costs associated with vendor contracts and/or commitments to which Home is a party or otherwise bound that Cascade does not intend to continue after the effective time of the merger (other than for a transition period);
•	the value of any consideration paid and/or to be subsequently paid to any third party in connection with or relating to any consent or approval granted to Home pertaining to the mergers;

•	Home’s costs and expenses relating to the printing and mailing of this document;
•	the cost of compensation and other benefits to be provided under Home’s change in control, severance, employment or similar agreements (assuming for such purposes that the employee or service provider experiences a discharge by the employer without cause or a resignation with good reason in connection with the merger); estimated costs to be incurred in connection with terminations under the Home Federal Bank Employee Severance Compensation Plan, including severance, paid time off and similar costs; the unaccrued present value cost of benefits under Home’s deferred compensation plans, including all non-qualified retirement and salary continuation benefits (assuming for such purposes a change in control in connection with the merger); unaccrued paid time off at Home; and any retention payments to be made by Home or Cascade to Home’s employees; and
•	the termination fee paid by Home in connection with the termination of the Agreement and Plan of Merger, dated September 24, 2013, between Home and Banner Corporation.

Home’s transaction costs paid prior to or accrued as of the effective time of the merger will not be known at the time of the special meetings. As of December 31, 2013, Home’s estimated transaction costs totaled $17,995,000. This estimated amount includes the termination fee of $2,955,000 paid to Banner Corporation to terminate the merger agreement between Home and Banner Corporation and the following estimates based on costs incurred through December 31, 2013, and costs expected to be incurred prior to the closing: total advisory and legal expenses of $3,364,000, early termination of vendor contracts of $3,662,000, printing fees of $30,000, payments made under change in control agreements of $6,111,000, severance expenses of $1,473,000 and retention payments of $400,000. Although no assurance can be made as to the amount of Home’s final transaction costs, as of the date of this document, Home does not expect its transaction costs will exceed $18,000,000.

Under the merger agreement, the amount of the cash consideration and the number of shares of Cascade common stock comprising the stock consideration will also be adjusted, if necessary, to preserve the status of the merger as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code if the aggregate value of the stock consideration is less than 40% of the aggregate merger consideration based upon the closing price of Cascade common stock as reported on the NASDAQ on the trading day immediately preceding the closing date of the merger. In that event, the number of shares of Cascade common stock to be issued in the merger will be increased, and the amount of the cash consideration will be correspondingly decreased, so that the aggregate value of the stock consideration constitutes 40% of the aggregate merger consideration and that there is no change in the value of the merger consideration.

Cascade will not issue fractional shares of Cascade common stock in the merger. Home stockholders who would otherwise be entitled to a fractional share of Cascade common stock upon the completion of the merger will instead receive an amount in cash calculated using the Cascade average closing price.

In connection with the final calculation of the merger consideration, Home must, at least ten business days prior to the closing date of the merger, deliver to Cascade an initial closing statement setting forth (i) Home’s closing tangible net worth; (ii) Home’s final transaction costs; and (iii) certain updated calculations arising under Section 280G of the Internal Revenue Code with respect to certain individuals. Home must also update the initial closing statement following its delivery, if necessary, to reflect any changes prior to the effective time of the merger. In the event Cascade disputes any item in the initial closing statement, the merger agreement provides that Cascade and Home will confer in good faith to resolve the dispute.

Treatment of Home Stock Options and Restricted Shares

Home Stock Options.  At the effective time of the merger, each outstanding option to purchase shares of Home common stock, referred to as Home stock options, whether vested or unvested, will be automatically cancelled at the effective time of the merger and each holder will be entitled to receive from Cascade within ten days of the effective time of the merger, an amount in cash, without any interest and subject to any required tax withholding, equal to (i) the excess, if any, of (A) the Per Share Option Value (as defined below) over (B) the exercise price per share of Home common stock subject to such Home stock option, (ii) multiplied by the number of shares of Home common stock subject to such Home stock option with an exercise price per share less than the Per Share Option Value. All Home stock options with an exercise price per share equal to or greater than the Per Share Option Value will be cancelled and terminated without any payment and will not be assumed by Cascade in the merger.

For the purposes of the foregoing description, these terms have the following meanings:

•	“Fully Diluted Per Share Cash Consideration” means an amount of cash without interest equal to the quotient of (A) $120,800,000 (x) plus or minus the amount by which Home’s closing tangible net worth is above or below $168,100,000, as the case may be, (y) plus the aggregate of the exercise prices of all “in-the-money” Home stock options and (z) minus the amount that Home’s transaction costs in connection with or relating to the merger agreement exceed $18,000,000, (B) divided by the aggregate of (1) the number of shares of Home common stock issued and outstanding immediately prior to the effective time of the merger, including restricted stock, and (2) the number of shares of Home common stock, referred to as Home option shares, subject to Home stock options immediately prior to the effective time of the merger that are to be cashed out under the merger agreement.
•	“Fully Diluted Exchange Ratio” means a number of shares of Cascade common stock equal to the quotient of (A) the aggregate stock consideration, (B) divided by the aggregate of (1) the number of shares of Home common stock issued and outstanding immediately prior to the effective time of the merger, including Home restricted stock, and (2) the number of Home option shares.
•	“Per Share Option Value” means an amount equal to the sum of (A) the Fully Diluted Per Share Cash Consideration and (B) the product of the Fully Diluted Exchange Ratio multiplied by the Cascade average closing price.

The following table provides the total amount of outstanding Home stock options, vested and unvested, as of [      ].

Exercise Price ($)	Vested	Unvested	Total Home Stock Options Outstanding
9.39	138,937	75,002	213,939
10.70	32,790	84,589	117,379
10.74	96,592	—	96,592
11.15	—	3,000	3,000
11.31	22,720	—	22,720
11.49	—	1,200	1,200
12.31	3,000	2,000	5,000
12.49	—	15,000	15,000
12.55	—	74,887	74,887
12.76	9,332	—	9,332
13.32	74,498	—	74,498
13.47	8,265	—	8,265
13.93	15,000	10,000	25,000
15.34	28,400	—	28,400
Total	429,534	265,678	695,212

Home Restricted Stock Awards.  At the effective time of the merger, each award in respect of a share of Home common stock subject to vesting, repurchase or other lapse restriction granted under a Home stock plan, each referred to as Home restricted stock, which is outstanding immediately prior to the effective time of the merger, will be cancelled and converted into a right to receive the merger consideration (and cash in lieu of any fractional share interest of Cascade common stock), from Cascade within ten days following the effective time of the merger, subject to any required tax withholding, upon delivery by the holder of the restricted stock to Cascade of a restricted stock cancellation agreement in a form reasonably satisfactory to Cascade. As of [        ], there were 108,426 shares of Home restricted stock outstanding.

Under the terms of the merger agreement, the Home board of directors is prohibited from issuing any stock awards prior to the completion of the merger, including Home restricted stock and Home stock options.

However, the Home board of directors cannot disclose a fixed number of Home common stock to be cancelled and converted at the closing of the merger because Home directors and employees have the ability to exercise Home stock options prior to the completion of the merger. The Home board of directors cannot predict how many Home stock options will be exercised prior to the closing and, thus, cannot predict the amount of Home common stock that will be cancelled and converted into the right to receive a proportionate share of the merger consideration.

Illustrative Calculations of the Per Share Merger Consideration

The actual amount of the merger consideration will not be determined until immediately prior to the completion of the merger. For illustrative purposes, however, the companies have estimated that Home stockholders would have received the following per share merger consideration if the merger had been completed on the following hypothetical dates:

•	If the merger had been completed on October 23, 2013, which was the date of the merger agreement, the companies estimate that the per share merger consideration payable to Home stockholders in accordance with the merger agreement would have been $17.63 per share of Home common stock, which would have consisted of cash consideration of $7.87 and 1.6739 shares of Cascade common stock having a value of $9.76 based on the 20-day weighted average closing price of Cascade common stock on October 11, 2013.
•	If the merger had been completed on February 7, 2014, the companies estimate that the per share merger consideration payable to Home stockholders in accordance with the merger agreement would have been $16.30 per share of Home common stock, which would have consisted of cash consideration of $8.07 and 1.6389 shares of Cascade common stock having a value of $8.23 based on the 20-day weighted average closing price of Cascade common stock on January 28, 2014.

The above estimates of the per share merger consideration are based on the following information and assumptions as of the dates indicated:

	Assuming the merger was completed on
	February 7, 2014		October 23, 2013
20-day weighted average closing price of Cascade common stock as of the last trading day 10 days prior to the hypothetical closing date	$5.02		$5.83
Number of shares of Cascade common stock issued in the merger(1)	24,309,066		24,309,066
Number of shares of Home common stock issued and outstanding	14,832,757	(2)	14,522,196	(3)
Home’s closing tangible net worth	$170,522,350	(4)	$168,206,000	(5)
Adjustment to aggregate cash consideration based on Home’s closing tangible net worth(6)	$2,422,350		$106,000
Home stock options outstanding	695,212	(7)	1,005,773	(8)
Aggregate amount paid to holders of Home stock options	$3,527,901		$6,581,336
Adjustment for the amount by which Home’s final transaction costs exceeded $18.0 million(9)	—		—
Cash consideration payable to Home stockholders(10)	$119,694,449		$114,324,664

(1)	Because the 20-day weighted average closing price of Cascade common stock on January 28, 2014, and October 11, 2013, was not below $4.25 per share, there would not have been any adjustment to the number of shares of Cascade common stock as contemplated by the merger agreement.
(2)	Includes 108,426 Home restricted shares outstanding as of February 7, 2014, which would have been converted in the merger into the right to receive the merger consideration.
(3)	Includes 109,426 Home restricted shares outstanding as of October 23, 2013, which would have been converted in the merger into the right to receive the merger consideration.
(4)	Home’s reported tangible book value as of December 31, 2013, per Home’s most recent earnings release dated January 24, 2014, plus Home’s transaction costs as of such date, net of tax.
(5)	Home’s reported tangible book value as of September 30, 2013, per Home’s most recent Form 10-Q filed with the SEC on November 8, 2013, plus Home’s transaction costs as of such date, net of tax.

(6)	Required adjustment to the aggregate cash consideration to reconcile the difference between Home’s closing tangible net worth and $168.1 million as set forth in the merger agreement.
(7)	As of February 7, 2014, there were 695,212 Home options outstanding with a weighted average strike price of $11.22.
(8)	As of October 23, 2013, there were 1,005,773 Home options outstanding with a weighted average strike price of $11.09.
(9)	Home estimates that its transaction costs would not have exceeded $18.0 million if the merger had been completed on February 7, 2014, or October 23, 2013.
(10)	These estimates do not reflect any cash paid for fractional shares of Home common stock.

The following table sets forth information concerning the approximate market value of the per share merger consideration that would be payable in the merger based on a range of assumed Cascade average closing stock prices. The table below assumes that Cascade issues 24,309,066 shares of Cascade common stock. It is further assumed that there are no necessary adjustments to the cash consideration as required by the merger agreement with respect to Home’s closing tangible net worth or Home’s transaction costs. If an adjustment to the cash consideration was required to reconcile the difference in Home’s closing tangible net worth and $168.1 million, or because Home’s transaction costs exceed $18.0 million, the impact on the per share cash consideration of a $1.0 million adjustment to the aggregate cash consideration is $0.065 per share. Although there can be no assurances as to the amount of Home’s final transaction costs, as of the date of this document, Home has indicated it does not expect Home’s final transaction costs will exceed $18.0 million.

($ in millions, except per share data)
CACB 20-Day Weighted Avg Closing Price	Total Deal Value(1)	Consideration Mix to Shareholders		Cash Payment to Home Option Holders	Total Per Share Consideration to Home Shareholders	Common Shareholder Per Share Consideration Mix
		Stock(2)	Cash(3)			Stock	Cash
$4.00	$218.0	$97.2	$118.5	$2.3	$14.54	$6.56	$7.99
$4.25	$224.1	$103.3	$118.2	$2.6	$14.94	$6.97	$7.97
$4.50	$230.2	$109.4	$117.9	$2.9	$15.33	$7.38	$7.95
$4.75	$236.3	$115.5	$117.7	$3.1	$15.72	$7.78	$7.93
$5.02	$242.8	$122.0	$117.4	$3.4	$16.14	$8.23	$7.91
$5.25	$248.4	$127.6	$117.1	$3.7	$16.50	$8.60	$7.90
$5.50	$254.5	$133.7	$116.9	$3.9	$16.89	$9.01	$7.88
$5.75	$260.6	$139.8	$116.6	$4.2	$17.28	$9.42	$7.86
$6.00	$266.7	$145.9	$116.3	$4.5	$17.67	$9.83	$7.84

1.	Assumes 14,832,757 shares of Home common stock outstanding (including restricted shares) for an implied exchange ratio of 1.6389 (based on the 24,309,066 shares of Cascade common stock to be issued in the merger) and 695,212 Home stock options outstanding with a weighted average strike price of $11.22.
2.	Assumes there is no adjustment to the stock consideration so that Cascade issues 24,309,066 shares of Cascade common stock.
3.	Cash consideration excluding cash payments to option holders.

Note: This analysis does not reflect the fact that cash will be paid for fractional shares of Home common stock.

Cascade estimates that the range of the aggregate amount payable to holders of Home stock options is $2.3 million to $4.5 million based on an illustrative 20-day weighted average closing price range of $4.00 to $6.00 per share of Cascade common stock. On a per share basis, this estimate equates to a corresponding reduction to the per share cash consideration payable to Home stockholders of $0.16 to $0.30 per share.

The following table sets forth a schedule of the adjustment to the cash consideration based on Home’s closing tangible net worth. In the event that Home’s closing tangible net worth is below $168.1 million, the aggregate cash consideration will be reduced by the amount of the difference. In the event that Home’s closing tangible net worth exceeds $168.1 million, the aggregate cash consideration will be increased by the amount of the difference. The merger agreement also calls for additional adjustments to the cash consideration if Home’s final transaction costs exceed $18.0 million. It is assumed in the table below that Home’s final transaction costs do not exceed $18.0 million.

($ in millions, except per share data)
Home Closing Tangible Net Worth	Home Closing Tangible Net Worth Threshold(1)	Adjustment to Aggregate Cash Consideration	Total Deal Value ($mm)(2)	Consideration Mix to Shareholders		Cash Payment to Home Option Holders	Total Per Share Consideration to Home Shareholders	Common Shareholder Per Share Consideration Mix
				Stock(3)	Cash(4)			Stock	Cash
$150.0	$168.1	$(18.1)	$224.7	$122.0	$100.1	$2.6	$14.98	$8.23	$6.75
$155.0	$168.1	$(13.1)	$229.7	$122.0	$104.9	$2.8	$15.30	$8.23	$7.07
$160.0	$168.1	$(8.1)	$234.7	$122.0	$109.7	$3.1	$15.62	$8.23	$7.39
$165.0	$168.1	$(3.1)	$239.7	$122.0	$114.4	$3.3	$15.94	$8.23	$7.71
$168.1	$168.1	$0.0	$242.8	$122.0	$117.4	$3.4	$16.14	$8.23	$7.91
$170.5	$168.1	$2.4	$245.3	$122.0	$119.7	$3.5	$16.30	$8.23	$8.07
$175.0	$168.1	$6.9	$249.7	$122.0	$124.0	$3.7	$16.59	$8.23	$8.36
$180.0	$168.1	$11.9	$254.7	$122.0	$128.8	$4.0	$16.91	$8.23	$8.68

1.	Threshold set forth in Section 1.4(b)(i) of the merger agreement.

2.	Assumes 14,832,757 shares of Home common stock outstanding (including restricted shares) and 695,212 Home stock options with a weighted average strike price of $11.22. The implied exchange ratio is 1.6389 based on the 24,309,066 shares of Cascade common stock to be issued in the merger.
3.	Assumes there is no adjustment to the stock consideration so that Cascade issues 24,309,066 shares of Cascade common stock. The value of the stock consideration is based on the product of 24,309,066 shares of Cascade common stock to be issued in the merger and Cascade’s 20-day weighted average closing price of $5.02 as of January 28, 2014.
4.	Cash consideration excluding cash payment to option holders.

Note: This analysis assumes there are no adjustments to the aggregate cash consideration as a result of Home’s transaction costs exceeding $18.0 million. For every $1.0 million of downward adjustment to the aggregate cash consideration as a result of Home’s final transaction costs exceeding $18.0 million, the cash consideration payable to Home stockholders would be reduced by approximately $0.065 per share. Although there can be no assurance as to the amount of Home’s final transaction costs, as of the date of this document, Home has indicated it does not expect its final transaction costs to exceed $18.0 million.

The following table sets forth information concerning the approximate market value of the per share merger consideration that would be payable in the merger based on (i) a range of assumed Cascade average closing stock prices and (ii) a range of potential upward and downward adjustments to the cash consideration as required by the merger agreement. The cash adjustments could be based on Home’s closing tangible net worth being more or less than $168.1 million, in which case the aggregate cash consideration will be increased or reduced by the same amount, and/or because Home’s transaction costs exceed $18.0 million, in which case the aggregate cash consideration will be decreased by such excess amount. The approximate market value of the per share merger consideration in the table below also gives effect to the payments that would be made to holders of Home stock options, which payments are illustrated in greater detail in the table above.

Total Consideration per Share Sensitivity(2)

Adjustment to Aggregate Cash Consideration(1)	CACB 20-Day Weighted Avg Closing Price
	$4.00	$4.25	$4.50	$4.75	$5.02	$5.25	$5.50	$5.75	$6.00
($18.1)	$13.38	$13.77	$14.16	$14.55	$14.98	$15.34	$15.73	$16.12	$16.51
($13.1)	$13.70	$14.09	$14.48	$14.87	$15.30	$15.66	$16.05	$16.44	$16.83
($8.1)	$14.02	$14.41	$14.81	$15.20	$15.62	$15.98	$16.37	$16.76	$17.15
($3.1)	$14.34	$14.74	$15.13	$15.52	$15.94	$16.30	$16.69	$17.08	$17.48
$0.0	$14.54	$14.94	$15.33	$15.72	$16.14	$16.50	$16.89	$17.28	$17.67
$2.4	$14.70	$15.09	$15.48	$15.87	$16.30	$16.66	$17.05	$17.44	$17.83

Adjustment to Aggregate Cash Consideration(1)	CACB 20-Day Weighted Avg Closing Price
	$6.9	$14.99	$15.38	$15.77	$16.16	$16.59	$16.95	$17.34	$17.73	$18.12
$11.9	$15.31	$15.70	$16.09	$16.48	$16.91	$17.27	$17.66	$18.05	$18.44

1.	The adjustment to the aggregate cash consideration could be based on Home’s closing tangible net worth being more or less than the $168.1 million threshold set forth in Section 1.4(b)(i) of the merger agreement or because Home’s transaction costs exceed $18.0 million. $11.9 million was selected as an illustrative example of an upward adjustment to the cash consideration; however, under the merger agreement, there is no cap on the upward adjustment to the cash consideration based on the extent to which Home’s closing tangible net worth is more than $168.1 million.
2.	Assumes 14,832,757 shares of Home common stock outstanding (including restricted shares) and 695,212 Home stock options with a weighted average strike price of $11.22. The value of the stock consideration assumes that there are no adjustments to the aggregate stock consideration and is based on the product of 24,309,066 shares of Cascade common stock to be issued in the merger and Cascade’s 20-day weighted average closing price. The implied exchange ratio is 1.6389 based on the 24,309,066 shares of Cascade common stock to be issued in the merger.

Minimum Merger Consideration if the Merger is Completed

Under the merger agreement, the aggregate cash consideration will be increased or decreased by the amount by which Home’s closing tangible net worth is above or below $168,100,000, after accounting for the adjustments described under the heading “The Merger – Terms of the Merger – Merger Consideration” beginning on page 57. It is a condition to Cascade’s obligation to complete the merger that Home’s closing tangible net worth shall not be less than $150,000,000. If Home’s closing tangible net worth was equal to $150,000,000, the cash consideration would be adjusted downward by $18.1 million. Cascade has the ability to waive this closing condition instead of terminating the merger agreement, in which case the merger agreement does not provide for a resolicitation of Home stockholders or Cascade stockholders.

Also under the merger agreement, Home can terminate the merger agreement if the Cascade average closing price is, under certain circumstances, less than $4.25 or $4.00, as the case may be, unless Cascade increases the number of shares of Cascade common stock to be issued in the merger. In particular, if the Cascade average closing price is less than $4.00, Home can terminate the merger agreement unless Cascade adjusts the aggregate stock consideration to equal a number of shares of Cascade common stock equal to the quotient obtained by dividing $97,236,264 by the Cascade average closing price. For more information about the potential adjustment to the stock consideration and Home’s related termination rights, see the section under the heading “The Merger – Terms of the Merger – Merger Consideration” beginning on page 57. If in such case Cascade decided not to increase the number of shares of Cascade common stock to be issued in the merger, Home has the right to proceed with the merger instead of terminating the merger agreement, in which case the merger agreement does not provide for a resolicitation of Home stockholders or Cascade stockholders.

In deciding whether to terminate the merger agreement or proceed with the merger where the Cascade average closing price is less than $4.25 but not less than $4.00, the Home board of directors would consider all relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel. Among other things, the Home board of directors would consider whether the then-trading price of Cascade common stock reflected the Home board of directors’ view of Cascade’s intrinsic value; the total value of the merger consideration, including after giving effect to any adjustments to the cash consideration; whether and the extent to which the Home board of directors believed shares of Cascade common stock would increase in value after the completion of the merger; the surviving company’s prospects generally; Home’s prospects on a stand-alone basis compared to the aggregate value of the merger consideration; and various macro-economic conditions and factors. Home intends to issue a press release in the event its termination right is triggered but the Home board of directors decides to proceed with the merger and not terminate the merger agreement.

As discussed above under the heading “The Merger – Terms of the Merger – Illustrative Calculations of the Per Share Merger Consideration” beginning on page 61, the companies estimate that, if the merger had been completed on February 7, 2014, the per share merger consideration payable to Home stockholders would have been $16.30 per share of Home common stock. If as of the effective time of the merger, Cascade’s closing condition that Home’s closing tangible net worth be not less than $150,000,000 is not satisfied or Home has the right to terminate the merger agreement because the Cascade average closing price is less than $4.00, both have agreed that they will not waive such rights and proceed with the merger without resoliciting Home stockholders if Home stockholders would receive merger consideration with a market value, based on the Cascade average stock price, of less than $13.38 per share of Home common stock. By voting in favor of the Home merger proposal, therefore, Home stockholders should be willing to accept at least $13.38 per share for their Home common stock because that is the minimum amount that would be paid in the merger without resoliciting Home stockholders.

The Home board of directors has made no decision as to whether it would terminate the merger agreement under the circumstances described above. The Cascade board of directors has made no decision as to whether it would waive the condition to its obligation to complete the merger relating to Home’s closing tangible net worth or authorize Cascade to increase the number of shares of Cascade common stock to be issued in the merger under the circumstances described above. As a result, there can be no assurance that (i) Home will proceed with the merger in the circumstances where the Cascade average closing price is less than $4.25 but equal to or greater than $4.00 or (ii) the merger otherwise will be completed. In addition, if Home resolicited the Home stockholders in any of the circumstances described above, the merger may still not be completed because another closing condition might not be satisfied or waived. It is also possible that a decision to resolicit Home stockholders would result in significant delay to the completion of the merger and could cause the merger not to be completed by June 30, 2014, at which time either company would have the right to terminate the merger agreement except to the extent the failure to complete the merger by such date was due to the failure of the company seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement.

Background of the Merger

The management of Home has from time to time explored and assessed, and has discussed with the Home board of directors, various strategic options potentially available to Home. These strategic discussions have focused on, among other things, the business environment facing financial institutions in general and Home in particular, as well as conditions and ongoing consolidation in the financial services industry and ways in which to enhance Home’s competitive position, including through the possible acquisition of another financial institution.

Since completing its conversion in December 2007 from a mutual holding company to a stock holding company and raising $87.8 million in capital, Home has embarked on a process to deploy the capital through strategic growth, share repurchases and dividends. However, as the business environment deteriorated in 2008, organic franchise growth became difficult.

In 2009 and 2010, Home purchased two separate financial institutions through FDIC-assisted transactions. These transactions expanded Home’s operations in Bend, Eugene, Medford and Grants Pass, Oregon. Also in 2010, Home held conversations with Cascade with respect to a potential strategic transaction, but the conversations did not progress beyond preliminary stages because of, among other things, Home’s concern about certain tax limitations that would reduce the benefits of a transaction to Home stockholders and because of worsening economic conditions at that time.

Throughout 2011 and into 2012, Home continued to look for acquisition opportunities and Home management held preliminary conversations with a number of smaller financial institutions about possible mergers and acquisitions while maintaining Home’s strategy of focusing on the intermountain region between Salt Lake City, Utah, and the Cascade Mountains. But, as the banking industry stabilized, bank failures subsided, which reduced the number of potential FDIC-assisted transactions. In addition, several community banks in Home’s target markets were able to raise the necessary capital to remain independent. All of these factors significantly limited Home’s acquisition opportunities.

As the sluggish economy continued into 2012, and faced with the prospect of increasing costs in order to comply with regulatory reform, the Home board of directors considered the outlook for long-term organic and acquisition strategies for Home. In 2012, the Home board of directors decided to authorize Len E. Williams, Home’s president and chief executive officer, to explore, on a preliminary basis, potential strategic transactions that might provide long-term stability in earnings, a broadening in products and services offered to clients, and increased stockholder value. The Home board of directors also directed Home management to continue to explore other strategic opportunities, including the potential acquisition of other financial institutions during this time. Only one of the discussions on any of these opportunities progressed past preliminary discussions and none resulted in a definitive acquisition transaction.

In the first quarter of 2012, Mr. Williams met with Terry E. Zink, Cascade’s president and chief executive officer, to explore the possibility of a potential transaction between Cascade and Home. In May 2012, Cascade and Home executed mutual nondisclosure agreements.

Throughout the remainder of 2012 and during early 2013, Home and its outside financial advisor, KBW, exchanged financial information and held preliminary discussions with Cascade and its financial advisor, Macquarie, with respect to a potential transaction. During this time, Home also considered potential acquisition targets, but never moved beyond preliminary discussions with any third parties.

On January 15, 2013, the Cascade board of directors held a meeting at which senior management and Macquarie were present. During this meeting, the Cascade board of directors discussed a potential merger with Home, including the strategic rationale for such a transaction in light of the overlapping geographic footprint of Cascade and Home. Following discussion, the Cascade board of directors authorized Cascade management to continue to explore a transaction with Home.

On January 22, 2013, Mr. Zink and Mr. Williams discussed the potential transaction between Cascade and Home. After this discussion, Cascade and Home agreed to exchange additional due diligence information to evaluate the potential transaction. Between January and March 2013, Home, Cascade and their respective financial advisors continued to discuss the terms of a potential transaction.

In March 2013, the cease and desist order, referred to as the Order, to which Cascade Bank had been subject since August 2009 was terminated and Cascade Bank became subject to a memorandum of understanding, referred to as the MOU, with the FDIC and the Oregon Division. The Order and the MOU are described in more detail under the headings “About Cascade” beginning on page 131 and “Cascade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 149.

On March 19, 2013, the Cascade board of directors held a meeting at which senior management and Macquarie were present to review the status of the discussions with Home. After consideration and on the advice of Cascade’s senior management, the Cascade board of directors authorized management to continue discussions with Home and submit a nonbinding letter of interest to acquire Home.

On March 20, 2013, Home received a nonbinding letter of interest from Cascade to enter into a merger in which the merger consideration would consist solely of shares of Cascade common stock. Based on the trading price of Cascade common stock at such time, the aggregate deal value for Home totaled $229.9 million. The prices of Home common stock and Cascade common stock closed at $12.00 and $7.00, respectively, on March 20, 2013.

On March 21, 2013, Ryan R. Patrick, the chairman of the Cascade board of directors, called Daniel L. Stevens, the chairman of the Home board of directors, to discuss Cascade’s nonbinding letter of interest. Also on March 21, Mr. Zink called Mr. Williams to discuss the proposed transaction.

On March 27, 2013, the Home board of directors held a meeting to consider Cascade’s nonbinding letter of interest. Present at that meeting were Home management, Home’s outside legal counsel at the time, referred to as the prior legal counsel, and KBW. During the meeting, the Home board of directors’ reviewed and discussed the Home board of directors’ fiduciary duties, KBW’s analysis of the valuation of Cascade’s common stock, and Cascade’s outstanding regulatory orders. The preliminary analysis provided to the Home board of directors by KBW showed an implied stand-alone value of Cascade between $4.40 and $4.89 per share and an average of $4.71 per share compared to the closing price of $6.61 per share of Cascade common stock on March 25, 2013. The value of Cascade common stock was discounted due to its relatively small public float and illiquid market for its shares and because it was trading at multiples above its peers. Using this implied value for Cascade, the aggregate deal value for Home was approximately $159.4 million. Based upon these and other factors, the Home board of directors determined the Cascade offer to be inadequate and not in the best interests of Home’s stockholders.

On April 1, 2013, the Home board of directors’ decision was communicated to Cascade. The communication suggested that in order for Cascade’s offer to be considered further by the Home board of directors, the offer would need to, among other things, increase the number of shares of Cascade common stock that would be issued to Home stockholders.

On April 5, 2013, KBW informed Home that Cascade indicated it would consider increasing the aggregate deal value to $241.2 million. The revised offer increased the number of shares of Cascade common stock to be issued to 35,525,000 shares and also included a provision allowing Home to pay a special cash dividend to Home stockholders of $1.00 per share immediately prior to closing. Cascade’s closing price on April 5, 2013, was $6.52 per share. Using KBW’s implied value of Cascade common stock of between $4.40 and $4.89 per share, the aggregate deal value for Home was approximately $182.1 million, including the $1.00 dividend per share.

On April 8, 2013, the Cascade board of directors held a meeting at which senior management and Macquarie were present to provide an update on the status of the discussions with Home following Cascade’s delivery of its nonbinding letter of interest. At this meeting, the Cascade board of directors discussed various financial aspects of the proposed transaction, including Cascade’s estimates of potential synergies and negotiations between Home and Cascade over the potential exchange ratio.

On April 10, 2013, the Cascade board of directors held a meeting at which senior management and Macquarie were present to discuss the status of the proposed merger with Home. Macquarie reviewed with the Cascade board of directors a preliminary financial analysis of the proposed merger. Following further discussion, the Cascade board of directors authorized management to continue exploring a potential transaction on terms that Home might find acceptable.

On April 11, 2013, the Home board of directors met with Home management, KBW and Home’s outside legal counsel. During the meeting, KBW presented an analysis on the implied value of Home based on Cascade’s revised proposal. The implied value range for Home that resulted from the analysis was $7.98 to $17.53 per share, which equated to an aggregate deal value of $195.7 million after applying weighted average to the scenarios used to determine this range, which resulted in an implied value of $13.22 for Home common stock. KBW also reviewed other recently completed transactions of similar size and consideration of other potential acquirers of Home.

On April 18, 2013, certain outside directors of the Home board of directors met with certain outside directors on the Cascade board of directors to discuss Cascade’s revised proposal. During this meeting, the directors discussed various financial terms as well as the potential leadership structure of a combined company and the Home board of directors’ concern about the status of the outstanding regulatory orders of Cascade.

Also on April 18, 2013, Mr. Williams met with Mark Grescovich, the chief executive officer of Banner Corporation, referred to as Banner, at Mr. Grescovich’s request, about the business environment facing financial institutions in general, economic conditions in the Pacific Northwest, and ongoing consolidation in the financial services industry. During this conversation, Mr. Grescovich mentioned Banner’s interest in the possibility of a transaction between Banner and Home. Messrs. Grescovich and Williams had discussed the possibility of various transactions opportunities between Banner and Home in early 2012, but those discussions did not progress beyond initial conversations.

On April 22, 2013, the Cascade board of directors held a meeting at which senior management and Macquarie were present to discuss the status of the proposed merger with Home.

On April 23, 2013, the Home board of directors met with Home management, KBW and prior legal counsel to discuss proposed revisions to Cascade’s proposal that had been communicated to KBW. During that meeting, the Home board of directors determined that a transaction with Cascade on the revised terms was not in the best interests of Home stockholders. In making this determination, the Home board of directors considered, among other things, the valuation of Cascade’s stock, the effect of the regulatory orders on Cascade and concerns related to Cascade’s valuation allowance on its deferred tax assets. Also during that meeting, Mr. Williams updated the Home board of directors regarding his conversation with Mr. Grescovich. After making a decision on the Cascade proposal, the Home board of directors requested Mr. Williams continue his conversations with Mr. Grescovich.

On April 24, 2013, Mr. Stevens called Mr. Patrick to inform him of the Home board of directors’ decision but indicated that communication lines could remain open.

On April 25, 2013, the Cascade board of directors held a meeting at which senior management and Macquarie were present to discuss Home’s response to Cascade’s revised proposal. Following that meeting, Mr. Patrick sent a letter to Mr. Stevens acknowledging Home’s response to Cascade’s revised proposal and requesting that lines of communication remain open.

On April 26, 2013, Home received a “rationale” analysis from Banner about a possible merger between Home and Banner. Home’s management reviewed Banner’s indication of interest and consulted with KBW with respect to its preliminary financial analysis of Banner’s proposal, which was provided to the Home board of directors on April 30, 2013.

On May 6, 2013, Home and Banner entered into nondisclosure agreements to exchange confidential information. During May 2013, Banner performed due diligence on Home.

On June 10, 2013, Home received a nonbinding letter of interest from Banner proposing a merger of Home into Banner. The proposed merger contemplated that Home would distribute a cash dividend of $94.0 million to Home stockholders immediately prior to closing and, at closing, Banner would issue 2,948,775 shares of Banner common stock to Home stockholders in exchange for all of the outstanding shares of Home common stock. The proposal resulted in an aggregate deal value for Home of $192.4 million based on Banner’s closing price on June 10, 2013 of $33.37. At that time, Home had a market capitalization of $173.0 million. The proposal included a “collar” on Banner stock of $26.00 to $37.00, meaning that the deal could either be terminated or the stock consideration adjusted if Banner’s stock price went outside of this range prior to closing. The collar resulted in an aggregate maximum deal value for Home stockholders of $203.1 million. Additionally, the proposal provided that the cash consideration would be (i) decreased to the extent Home’s transaction costs exceeded $11.6 million and (ii) increased or decreased to the extent Home’s tangible stockholders’ equity was above or below a specified target.

On June 18, 2013, the Home board of directors held a meeting at which Home management and KBW were present to discuss the Banner proposal. At this meeting, the Home board of directors received an analysis of Banner’s proposal from KBW. The Home board of directors discussed, among other things, the recent trading price of Home common stock, Home’s prospects on a standalone basis and the prospects of Banner after giving effect to the proposed transaction. Following discussion, the Home board of directors determined that Home should continue negotiations with Banner to explore the proposed transaction further.

On July 8, 2013, Cascade entered into a separate memorandum of understanding, referred to as the FRB-MOU, with the Federal Reserve and the Oregon Division. In connection with the FRB-MOU, a written agreement, referred to as the Written Agreement, entered into by Cascade, the Federal Reserve and the Oregon Division in October 2009 was terminated. The FRB-MOU and the Written Agreement are described in more detail under the headings “About Cascade” beginning on page 131 and “Cascade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 149.

Between June and September 2013, Banner continued its due diligence review of Home, Home performed reverse due diligence on Banner and the parties negotiated various aspects of the potential merger transaction, including a proposed merger agreement. During this time, the Home board of directors met several times, including with KBW and Home’s current outside legal counsel, Vorys, Sater, Seymour and Pease LLP, referred to as Vorys, to receive updates and provide guidance to Home management regarding the negotiations and to discuss and consider KBW’s analyses of the proposed transaction with Banner and to discuss and consider the Home board of directors’ fiduciary duties and other aspects of the proposed transaction. During this time, the Home board of directors requested, and Banner agreed, to add a “go shop” process to the merger agreement. The Home board of directors believed that such a provision was in the best interests of Home stockholders. Among other reasons, the Home board of directors considered that, because of changes in the trading price of Home stock, the aggregate deal value proposed by Banner, at the time of discussions, was below the market capitalization of Home. Although the Home board of directors continued to view the long-term value of the combined company favorably, it determined that a go-shop process would maximize stockholder value by allowing Home to actively solicit potentially superior proposals and, if one were identified, to terminate the merger agreement, subject to payment of a customary reduced termination fee.

On September 2, 2013, Mr. Patrick contacted Mr. Stevens to indicate Cascade’s desire to have informal discussions about a potential combination. On September 3, 2013, Mr. Stevens informed Mr. Patrick that Home had previously considered the possibility of such a combination and that, unless there had been a significant change in circumstances, Home did not believe it was advisable to reopen discussions at that time.

On September 5, 2013, the FDIC and the Oregon Division terminated the MOU.

Throughout September 2013, Home and Banner continued to negotiate a potential transaction, including the terms of a merger agreement.

On September 24, 2013, the Home board of directors met with management and representatives from KBW and Vorys to discuss the current draft of the merger agreement with Banner. The Home board of directors considered, among other things, its fiduciary duties, the merger consideration, the terms of the merger agreement, the benefits of the combined company and the benefits to Home stockholders. The Home board of directors also discussed and considered matters relating to the “go shop” process, which would commence upon announcement of the execution of the merger agreement and continue for 30 days, including a discussion with KBW of the potential acquirors to be contacted. At that meeting, KBW presented a fairness opinion that concluded that the consideration to be received by the Home stockholders under the merger agreement with Banner was fair, from a financial point of view, to Home stockholders.

After consideration, the Home board of directors unanimously approved the merger agreement with Banner, referred to as the Banner merger agreement, which was executed on September 24, 2013, and provided an aggregate deal value for Home of $197.0 million. Later that day, Home and Banner announced the execution of the Banner merger agreement.

Beginning on September 25, 2013, KBW contacted 15 prospective acquirers, including Cascade, that might have an interest in a transaction with Home. Home received notice that Cascade and two other institutions were interested in participating in the go shop process. On September 25, 2013, Home entered into a nondisclosure agreement with Cascade. Home also entered into a nondisclosure agreement with one other institution. Cascade and the other institution were provided access to the same due diligence website that had been provided to Banner. The other 13 prospective acquirors declined to explore a potential transaction, and no other person made an unsolicited inquiry or proposal.

From September 25 and continuing into October 2013, Cascade conducted its due diligence review of Home. In addition, Cascade management and Macquarie held numerous discussions with Home’s management and KBW about a potential transaction.

On October 1, 2013, the Cascade board of directors held a special meeting at which senior management and Macquarie were present to discuss whether to pursue an acquisition proposal in connection with Home’s go shop process. The Cascade board of directors discussed with senior management and Macquarie, among other things, the strategic rationale for a merger with Home, including factors previously considered by the Cascade board of directors in early 2013. After further discussion, the Cascade board of directors authorized management to further explore submitting an acquisition proposal to acquire Home.

On October 8, 2013, the Cascade board of directors held a meeting at which senior management, Macquarie and Cascade’s outside legal counsel, Hunton & Williams LLP, referred to as Hunton & Williams, were present to discuss submitting an acquisition proposal to acquire Home. During this meeting, Cascade’s management briefed the directors on management’s due diligence review of Home. The directors also considered various other factors relating to the potential acquisition proposal, including the proposed financial terms of the acquisition proposal, potential synergies arising from a merger with Home and the material terms of a possible merger agreement with Home. After discussion, the Cascade board of directors authorized management to submit an acquisition proposal.

On October 9, 2013, Home received an acquisition proposal from Cascade. The aggregate deal value proposed by Cascade was $258.1 million, which represented a 31% premium over the aggregate deal value of the Banner merger agreement, and consisted of 24,309,066 shares of Cascade common stock, cash consideration of $120.8 million (subject to cash adjustments to be defined in the merger agreement), no collar ceiling on the Cascade stock price, four seats on the Cascade board of directors and an allowance for transaction costs of $14.6 million. Cascade’s stock price closed at $5.65 per share on October 9, 2013.

On October 10, 2013, the Home board of directors met to discuss Cascade’s acquisition proposal. Also present were Home management, KBW and Vorys. KBW provided a preliminary analysis of the Cascade proposal, noting further analysis would be necessary after due diligence on Cascade. The Home board of directors reviewed and considered the terms of Cascade’s proposal and also discussed and considered its fiduciary duties in evaluating the proposal. The Home board of directors also discussed and considered timing and requirements of the go shop process, including the Home board of directors’ obligations and considerations related to determining whether the Cascade acquisition proposal would be superior to the Banner merger agreement. During the meeting, the Home board of directors considered, among other things, the financial aspects of Cascade’s proposal and its reasons for not accepting Cascade’s prior proposals, including concern that Cascade common stock was overpriced and the existence of regulatory orders in 2012 and early 2013. During this discussion, the Home board of directors noted its uncertainty about the status of Cascade’s regulatory orders and instructed management to confirm which orders had been terminated and which remained in place. The Home board of directors also discussed, among other things, that, even after discounting the value of Cascade common stock, the aggregate deal value of Cascade’s proposal significantly exceeded the value reflected in the Banner merger agreement. In addition, the Home board of directors considered the strategic fit between Cascade and Home and the prospects of the surviving company. After further discussion, the Home board of directors unanimously agreed that Home management, KBW and Vorys should move forward with due diligence and negotiation of a merger agreement that might constitute a superior proposal over the Banner merger agreement.

On October 11, 2013, Home executed a nondisclosure agreement with Cascade in order to permit Home to perform due diligence on Cascade. Then, Messrs. Williams and Nadeau, Ms. Bateman, the Chief Credit Officer of Home Bank, and representatives of KBW and Vorys participated in a conference call with executive management of Cascade to perform management interviews. During the call, Messrs. Zink, Daniel Lee, Cascade’s chief credit officer, and Gregory Newton, Cascade’s chief financial officer, and representatives from Macquarie discussed the improvement in Cascade Bank’s asset quality, their view of the rationale of the merger between Home and Cascade and their strategy and outlook for the combined organization. They further discussed matters relating to the regulatory orders for Cascade and Cascade Bank, including that the MOU had been lifted in September 2013 and that the FRB-MOU would soon be removed, and that they did not believe regulatory matters would be an impediment to the proposed transaction.

Also on October 11, 2013, Home received a draft of the proposed merger agreement from Cascade. The terms of Cascade’s proposed merger agreement were substantially similar to the Banner merger agreement, except that (1) Cascade’s proposal did not have a collar ceiling on the stock consideration, thus allowing Home stockholders to receive the benefit of any increase in the price of Cascade common stock between the execution of the merger agreement and the closing, (2) Cascade agreed that up to four Home directors could join the surviving company’s board of directors and (3) Cascade proposed a closing condition related to obtaining required regulatory approvals that was more favorable to Home than the similar closing condition in the Banner merger agreement. Cascade’s proposed merger agreement treated the Home stock options and Home restricted stock in the same manner as the Banner merger agreement, which provided for the accelerated vesting and cashing out of all Home stock options and the accelerated vesting and conversion of all Home restricted stock.

From October 11 through October 13, 2013, Home’s management, KBW and Vorys conducted due diligence of Cascade and Cascade Bank.

On October 13, 2013, the Home board of directors met with management, KBW and Vorys to review Cascade’s draft of the merger agreement and the results of due diligence of Cascade. Home management, KBW and Vorys reported on the results of their due diligence to date. KBW provided a revised financial analysis that indicated an aggregate deal value for Home stockholders of $260.6 million using Cascade’s last closing stock price, which was on October 11, 2013, of $5.75 per share. KBW revised its stand-alone estimated value for Cascade’s stock, which resulted in an aggregate deal value for Home stockholders of $238.2 million using an estimated value of $4.83 for Cascade common stock. The Home board of directors also reviewed the proposed terms of the merger agreement, highlighting the differences, which were minimal, between the Banner merger agreement and Cascade’s proposed merger agreement. The board of directors also again reviewed the timing and mechanics of the go shop process and the additional work that would need to be completed in order for the Home board of directors to make a determination as to whether the Cascade merger proposal was superior to the Banner merger agreement before the expiration of the go shop period. The Home board of directors discussed Cascade’s regulatory orders, the transaction value, the results of due diligence, the increased allowance for Home’s transaction costs and the valuation of Cascade common stock. The Home board of directors directed management, KBW and Vorys to obtain additional information regarding Cascade and Cascade Bank’s regulatory orders. Because of the Home board of directors’ continued concern about Cascade’s regulatory orders, it also discussed the need to revise the proposed merger agreement to include a termination fee to be paid by Cascade if it did not obtain required regulatory approval for the merger. Further, the Home board of directors discussed increasing the allowable transaction costs as a result of the potential payment of a termination fee to Banner if the Banner merger agreement were terminated, increased legal and financial advisor fees associated with the go shop process and the increased value for the payout of certain employment-related compensation. Finally, the Home board of directors continued to express concern about the Cascade common stock price and its trading volume, and noted that the merger agreement collar floor should be adjusted upward. The Home board of directors authorized Home management, KBW and Vorys to continue negotiation of a merger with Cascade.

Between October 12 and October 16, 2013, Home’s and Cascade’s respective financial advisors, legal counsel and management held numerous discussions and negotiations relating to Cascade’s proposal, the terms of the Cascade merger agreement and Home’s due diligence on Cascade. During these discussions, Cascade agreed to pay Home a termination fee if certain required regulatory approvals for the merger were not obtained. Also during the merger discussions, Home and Cascade briefly discussed potential employment arrangements post-closing with respect to Home’s executive officers, but it was determined that Cascade would assume the existing employment, change in control and other severance benefit agreements for Home’s executive officers, directors and employees.

On October 14, 2013, Vorys sent Hunton & Williams a revised draft of the proposed merger agreement.

On October 15, 2013, Home continued to express concern to Cascade regarding the status of the FRB-MOU. Cascade noted it would soon have confirmation that the FRB-MOU had been lifted. Home also requested the collar floor of the Cascade proposal be raised to $4.00 from $3.67 and that the allowance for transaction costs be increased to $18.0 million. Cascade agreed to increase the allowance for Home’s transaction costs, but rejected Home’s request to increase the collar floor.

Also on October 15, 2013, the Home board of directors held a meeting with management and representatives from Vorys and KBW to consider the revised Cascade proposal. During this meeting, KBW reviewed the financial aspects of the Cascade proposal and provided a comparative analysis between the Banner agreement and the Cascade proposal. The aggregate deal value for Home stockholders under the Banner agreement was $199.0 million. The implied value for Banner common stock ranged from $36.39 to $41.71, which was an average implied value of $38.93. The closing price of Banner’s common stock on October 15, 2013, was $37.64. The aggregate deal value for Home stockholders under the Cascade proposal was $260.6 million. The implied value for Cascade common stock ranged from $4.38 to $5.54, which was an average implied value of $4.96. The closing price of Cascade’s common stock was $5.68 on October 14, 2013. The aggregate deal value of the Cascade proposal using the implied value of Cascade common stock was $241.4 million. The aggregate deal value for the collar ceiling of the Banner agreement was $204 million compared to the aggregate deal value for the collar floor of the Cascade proposal, which was $210 million. Also during the meeting, Home management provided a summary of Home’s due diligence on the loan portfolio of Cascade

Bank, noting no significant disagreements with the classification or risk rating of the loans reviewed by Home’s management. Further, KBW and Vorys reported on the results of their due diligence, including a review of Cascade’s SEC filings, regulatory orders and financial statements. The Home board of directors discussed the financial valuation of Cascade common stock and the likelihood of Cascade obtaining regulatory approval to complete the proposed merger. After further discussion and consultation with KBW and Vorys, the Home board of directors unanimously determined that the Cascade proposal to be a superior proposal from a financial point of view to Home stockholders than the Banner merger agreement.

Also on October 15, the Cascade board of directors held a meeting at which senior management and Macquarie were present to discuss the status of Cascade’s acquisition proposal.

On October 16, 2013, Home notified Banner in accordance with the Banner merger agreement that the Home board of directors determined the Cascade proposal was a superior proposal.

On October 17, 2013, the other institution that was participating in the go shop process notified Home that it was not interested in pursuing a transaction with Home.

On October 21, 2013, Mr. Williams received a phone call from the Oregon Division in which the Oregon Division confirmed that it had terminated the FRB-MOU and that the Federal Reserve was expected to do the same soon.

On October 21, 2013, Home received a revised offer from Banner in which it offered to increase the aggregate deal value for Home stockholders to $202.6 million from $198.9 million by increasing the number of shares of Banner stock to be issued to Home stockholders and a reduction in cash consideration. In addition, the revised offer proposed to increase the ceiling of the collar on Banner common stock to $217.0 million. As a result of the revised proposal from Banner, the high-end of the Banner proposal exceeded the floor of the Cascade proposal, which was $210.0 million.

On October 21 and 22, 2013, Home’s management discussed the financial aspects of Banner’s revised offer with KBW and Vorys. Following those discussions, on October 22, 2013, Home again requested that Cascade increase the collar floor in its proposal to $4.00 per share. Cascade agreed to the increase of the collar floor.

On October 22, 2013, the Cascade board of directors held a meeting at which senior management, Macquarie and Hunton & Williams were present. At this meeting, Cascade management reviewed with the directors the final terms of the transaction. Hunton & Williams also reviewed the final terms of the proposed merger agreement. At the request of the Cascade board of directors, Macquarie reviewed with the Cascade board of directors its financial analysis of the merger consideration and rendered to the Cascade board of directors an oral opinion, confirmed by delivery of a written opinion dated October 22, 2013, to the effect that, as of such date and based upon and subject to factors and assumptions set forth therein, the aggregate consideration to be paid by Cascade in the merger was fair, from a financial point of view, to Cascade. After further discussion and taking into account, among other things, the factors described under the heading “The Merger — Recommendation of the Cascade Board of Directors and Reasons for the Merger,” the Cascade board of directors unanimously authorized and approved the merger agreement.

Also on October 22, 2013, the Home board of directors held a meeting at which Home management and representatives of Vorys and KBW were present. At this meeting, the Home board of directors reviewed and considered the revised Banner offer and whether the Cascade proposal continued to be a superior proposal. Mr. Williams reported on his discussions with the Oregon Division. KBW presented a revised comparison of the Banner and Cascade proposals. The KBW analysis showed that, as a result of Cascade increasing the floor of the collar for Cascade common stock, the aggregate deal value floor of the Cascade offer was now $218.0 million compared to an aggregate deal value ceiling of the revised Banner offer of $217.0 million. Further, KBW’s analysis showed that, based on the market value of $5.79 for Cascade common stock, Cascade’s offer represented an aggregate deal value of $261.5 million. The Home board of directors also discussed and considered the changes to the proposed merger agreement and reviewed the Home board of director’s fiduciary duties. Finally, KBW presented a fairness opinion on the Cascade proposal. The Home board of directors compared the Cascade proposal to the revised Banner offer and the estimated stand-alone value for Home common stock and determined that the Cascade proposal continued to be a superior proposal from a financial point of view to the Banner agreement. As a result, and after taking into account, among other things, the factors described under the heading “The Merger — Recommendation of the Home Board of Directors and Reasons for the Merger,” the Home board of directors unanimously approved the termination of the Banner agreement and approved the merger agreement with Cascade, subject to the termination fee being paid to Banner and receipt of a final merger agreement from Cascade.

On October 23, 2013, Home notified Banner that the Home board of directors was terminating the Banner agreement and paying the termination fee of $2,954,469 to Banner as required by the Banner merger agreement. After the termination fee was paid, Home and Cascade executed the merger agreement and the transaction was announced in a press release issued jointly by Home and Cascade.

Recommendation of the Home Board of Directors and Reasons for the Merger

In reaching its decision to adopt and approve the merger agreement and recommend that Home stockholders approve the Home merger proposal, the Home board of directors consulted with Home’s management, as well as its legal and financial advisors, and considered a number of factors, including:

•	its knowledge of Home’s business, operations, financial condition, asset quality, earnings and prospects, and of Cascade’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the presentations made by Cascade officers, the results of Home’s due diligence review of Cascade and information provided by Home’s financial advisor;
•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing competition, the current environment for community banks (particularly in Oregon and Idaho) and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options;
•	its belief that combining the companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its strong market share in Oregon and Idaho;
•	the complementary aspects of Home’s and Cascade’s businesses, including customer focus, geographic coverage and business orientation;
•	the potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the surviving company’s earnings and the fact that the nature of the merger consideration would give former Home stockholders the opportunity to participate as Cascade stockholders in the benefits of such savings opportunities and the future performance of the surviving company;
•	its assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the surviving company would be able to successfully integrate and operate the businesses of the surviving company after the merger;
•	the financial analyses presented by KBW to the Home board of directors, and the opinion dated as of October 22, 2013, delivered to Home by KBW to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration to be received by the Home stockholders in the merger was fair, from a financial point of view, to such stockholders;
•	the financial terms of the merger, including the fact that, based on the closing price on the Nasdaq Global Select Market of Cascade common stock on October 22, 2013 (the last trading day prior to the execution and announcement of the merger agreement), the per share merger consideration represented an approximate 38% premium over the closing price of Home common stock on the Nasdaq Global Select Market as of that date, a multiple to normalized tangible book value per share of 184%, a multiple to Home’s trailing 12 months earnings per share of 110.6 times, a premium to core deposits of 12.2%, and a premium of 40.9% over the closing price of Home common stock prior to the announcement of the Banner merger agreement on September 24, 2013;

•	the structure of the merger and the terms of the merger agreement, including: the no-solicitation and stockholder approval covenants, the termination fee provisions and the ability of the Home board of directors, under certain circumstances, to withdraw or adversely modify its recommendation to Home stockholders, and to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a $8.0 million termination fee);
•	the expectation that the merger would qualify as a “reorganization” for United States federal income tax purposes;
•	the regulatory and other approvals required in connection with the merger and the likelihood that such approvals would be received in a timely manner and without unacceptable conditions and that the inability of Cascade to obtain required regulatory approval would result in Cascade’s payment of an $8.0 million termination fee to Home. Further, because the issuance of Cascade common stock in connection with the merger would require approval of the Cascade stockholders, the Home board of directors also considered that Cascade’s directors and certain stockholders have agreed to vote their shares of Cascade common stock in favor of the merger; and
•	the belief that the Cascade offer was the best offer that could be obtained at this time and was better than the stand-alone prospects for Home.

The Home board of directors also considered potential risks and a variety of potentially negative factors in connection with its deliberations concerning the merger agreement and the merger, including the following material factors:

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;
•	the fact that the interests of some of the directors and officers of Home may be different from those of Home stockholders, and directors and officers of Home may be participants in arrangements that are different from, or are in addition to, those of Home stockholders;
•	the fact that the merger agreement provides that Home may be required to pay a termination fee to Cascade of $8.0 million if the merger agreement is terminated in certain circumstances;
•	the fact that the merger agreement prohibits Home and its subsidiaries and their officers, directors, agents, advisors and affiliates from soliciting acquisition proposals or, subject to certain exceptions, engaging in negotiations concerning or providing nonpublic information to any person relating to an acquisition proposal;
•	the fact that, because the number of shares of Cascade common stock to be issued in connection with the merger is fixed, the value of the aggregate and per share merger consideration will fluctuate with the market price of Cascade common stock, and Home stockholders could be adversely affected by a decrease in the market price of Cascade common stock during the pendency of the merger;
•	the fact that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that certain requisite regulatory approvals might not be obtained, and, as a result, the merger may not be consummated, or that governmental entities may impose conditions on the granting of such approvals that could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the surviving company following the merger;
•	the risk that the anticipated benefits of the merger may not be realized or may take longer than expected to be realized;
•	the restrictions on the conduct of Home’s business prior to the completion of the merger, which, subject to specific exceptions, could delay or prevent Home from undertaking business opportunities that may arise or from taking other actions it would otherwise take with respect to the operations of Home absent the pending completion of the merger;
•	the termination fee to be paid to Banner; and

•	the possible effects of the pendency or consummation of the transaction contemplated by the merger agreement, including any suit, action or proceeding initiated in respect of the merger.

The foregoing discussion of the factors considered by the Home board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Home board of directors. In reaching its decision to adopt and approve the merger agreement, and the other transactions contemplated by the merger agreement, the Home board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Home board of directors considered all these factors as a whole, including discussions with, and questioning of, Home management and Home’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Home board of directors also relied on the experience of KBW, its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness from a financial point of view of the consideration in the merger to Home’s stockholders.

For the reasons set forth above, the Home board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that Home stockholders vote “FOR” the Home merger proposal, “FOR” the Home advisory (non-binding) proposal on specified compensation and “FOR” the Home adjournment proposal (if necessary or appropriate).

Each of the directors and certain officers of Home has entered into a Home voting agreement pursuant to which they have agreed to vote in favor of the Home merger proposal and otherwise in favor of the transactions contemplated by the merger agreement. For more information regarding the Home voting agreements, please see the section entitled “The Merger Agreement — Voting Agreements” beginning on page 116.

Opinion of Home’s Financial Advisor

On August 2, 2013, Home entered into an engagement agreement with Keefe, Bruyette & Woods, Inc. to render financial advisory and investment banking services to Home. As part of its engagement, KBW agreed to provide the Home board of directors with an opinion as to the fairness, from a financial point of view, of the consideration in the merger with Cascade, to the Home stockholders. Home engaged KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Home and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

Representatives of KBW participated in the meeting of the Home board of directors held on October 22, 2013, at which the Home board of directors evaluated the merger with Cascade. At this meeting, KBW rendered an opinion to the Home board of directors that, as of such date, the merger consideration was fair, from a financial point of view, to the holders of Home common stock. The Home board of directors approved the merger agreement at this meeting.

KBW’s opinion was directed solely to the Home board of directors and addressed only the fairness, from a financial point of view, of the merger consideration to the holders of Home common stock. It does not address the underlying business decision of the Home board of directors to engage in the merger or enter into the merger agreement, or the relative merits of the merger as compared to any alternatives that are or may have been available to Home. Further, KBW’s opinion does not constitute a recommendation to any Home stockholder as to how the stockholder should vote at the Home special meeting on the merger or on any related matter. The opinion speaks only as of the date of the opinion. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix E to this document, is incorporated in this document by reference and describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing its opinion.

In connection with its opinion, KBW reviewed, among other things:

•	a draft of the merger agreement dated October 16, 2013 (the most recent draft made available to KBW prior to the board meeting);

•	Annual Reports on Form 10-K for the three years ended December 31, 2012 of Home;
•	Annual Reports on Form 10-K for the three years ended December 31, 2012 of Cascade;
•	certain interim reports to Home stockholders and Quarterly Reports of Home, including the Quarterly Report on Form 10-Q of Home for the quarters ended March 31 and June 30, 2013; and
•	certain interim reports to Cascade stockholders and Quarterly Reports of Cascade, including the Quarterly Report on Form 10-Q of Cascade for the quarters ended March 31 and June 30, 2013.

In addition, KBW reviewed and considered such other information as it deemed appropriate under the circumstances, including: (i) the historical and current financial position and results of operations of Home and Cascade, (ii) the assets and liabilities of Home and Cascade, (iii) the nature and financial terms of certain other merger transactions and business combinations in the banking industry, and (iv) a comparison of certain financial and stock market information for Home and Cascade with similar information for certain other companies the securities of which are publicly traded. KBW also performed such other studies and analyses and reviewed such other financial information as it considered appropriate and took into account its assessment of general economic, market and financial conditions and KBW’s experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. In addition, KBW held discussions with members of senior management of Home and Cascade regarding past and current business operations, regulatory relations, financial condition and future prospects of their respective companies, and other matters KBW deemed relevant. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management teams of Home and Cascade as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor, including, without limitation, potential cost savings and operating synergies) prepared by such management teams and provided to KBW. KBW assumed at the direction of the management teams of Home and Cascade, that such forecasts and projections were reasonably prepared on a basis that reflected the best currently available estimates and judgments of such management teams and that such forecasts and projections will be realized in the amounts and in the time periods that were estimated by such management teams and that they provided a reasonable basis upon which KBW could form its opinion. As stated in its opinion, KBW is not an expert in the independent valuation of the adequacy of allowances for loan and lease losses and, without independent verification, assumed that the aggregate allowances for loan and lease losses for Home and Cascade were adequate to cover those losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of Home or Cascade, nor did KBW examine or review any individual credit files.

The projections and associated assumptions furnished to and used by KBW in certain of its analyses were prepared by Home’s and Cascade’s senior management teams. Home and Cascade do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Any estimates or projections contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. KBW was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger or any aspect of the merger, other than to the extent expressly specified in KBW’s opinion. For purposes of its opinion and analyses, KBW assumed that, in all respects material to its analyses:

•	the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which would not differ in any respect material to KBW’s analyses from the draft reviewed) with no additional payments or adjustments to the merger consideration;
•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	all conditions to the completion of the merger would be satisfied without any waivers or modifications to the merger agreement;
•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger;
•	the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and
•	Home relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Home, the merger and the merger agreement.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. KBW’s opinion was not and is not an expression of an opinion as to: (i) the fairness of the amount or nature of any compensation to be received by any of Home’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the consideration to be received by the public stockholders of Home, (ii) the prices at which shares of Home common stock or shares of Cascade common stock would trade following the announcement of the merger, (iii) the actual value of the shares of Cascade common stock to be issued as a portion of the merger consideration in connection with the merger or (iv) the prices at which the shares of Cascade common stock will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Home and Cascade. Any implied value reference ranges indicated by KBW’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, any analyses relating to estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Much of the information used in, and accordingly the results of, these analyses and estimates are inherently subject to substantial uncertainty.

The merger consideration was determined through negotiation between Home and Cascade, and Home’s decision to enter into the merger agreement was solely that of the Home board of directors. KBW’s opinion was among several factors taken into consideration by the Home board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the merger consideration provided for in the merger or the decision of the Home board of directors with respect to the approval of the merger agreement and the merger.

Summary of Analysis by KBW.  The following is a summary of the material financial analyses performed by KBW and reviewed with the Home board of directors at its meeting on October 22, 2013 in connection with KBW’s rendering of its fairness opinion. The following summary is not a complete description of the financial analyses performed by KBW or the presentation made by KBW to the Home board of directors and is qualified in its entirety by reference to the written opinion of KBW attached as Appendix E to this document.

The preparation of an opinion of this nature is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth in this document, without considering the analysis as a whole, could create an incomplete view of the processes underlying KBW’s opinion. The order of analysis described in this summary does not represent relative importance or weight given to any particular analysis by KBW. In arriving at its opinion, KBW considered the results of its entire analysis and did not attribute any particular weight to any analysis or factor that it considered. Rather, KBW made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW’s analyses and the summary of its analyses must be considered as a whole and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses performed. No company, transaction or business used in KBW’s analyses for comparative purposes is identical to Home, Cascade or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Summary of Proposal.  Pursuant to the terms of the merger agreement, Cascade will pay total consideration to the Home stockholders consisting of $120.8 million in cash and 24,309,066 shares of Cascade, subject to adjustment in accordance with the merger agreement. As of the date of the Home board of directors’ meeting to consider the merger, each share of Home common stock would have been converted into the right to receive 1.6739 shares of Cascade common stock, no par value per share, and cash in the amount of $7.87, as more fully described in the merger agreement. Based on the closing price of Cascade common stock on October 21, 2013 of $5.79, the consideration represented a price of $17.56 per share to Home stockholders.

Selected Companies Analysis.  Using publicly available information, KBW compared the financial performance, financial condition and market performance of Home to the comparable peer groups as described below.

The peer group consisted of publicly traded banks located in the West Region consisting of Arizona, California, Nevada, Wyoming, Montana, Idaho, Oregon, Washington, Alaska and Hawaii with total assets between $750 million and $1.5 billion and non-performing assets/assets less than 4%. Companies included in this group, which KBW, using its professional judgment and expertise, considered comparable to Home, were:

Bridge Capital Holdings	CU Bancorp
Pacific Continental Corporation	Provident Financial Holdings, Inc.
Bank of Marin Bancorp	Northrim BanCorp, Inc.
Heritage Financial Corporation	Heritage Oaks Bancorp
Heritage Commerce Corp.	Intermountain Community Bancorp
North Valley Bancorp	Central Valley Community Bancorp
Simplicity Bancorp, Inc.

To perform this analysis, KBW used financial information as of the last twelve months, most recently available quarter and market price information as of October 21, 2013. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Home’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis shows the following regarding Home’s financial and market performance:

	Home	Top Quartile	Median	Bottom Quartile	Average
Operating Return on Assets	0.22%	1.04%	0.83%	0.73%	0.89%
Operating Return on Equity	1.32%	7.70%	6.78%	5.32%	7.06%

	Home	Top Quartile	Median	Bottom Quartile	Average
Net Interest Margin	4.41%	4.27%	4.13%	3.76%	3.97%
Efficiency Ratio	125.52%	63.77%	68.11%	74.35%	69.38%
Tangible Common Equity/Tangible Assets	16.72%	11.40%	10.52%	10.07%	11.18%
Total Capital Ratio	38.58%	18.75%	17.03%	16.35%	17.82%
Loans/Deposits	48.53%	89.63%	80.63%	76.03%	82.36%
Loan Loss Reserves/Loans	2.78%	2.28%	1.89%	1.51%	1.83%
Adjusted Nonperforming Assets/Assets	1.39%	1.45%	1.90%	2.10%	1.83%
Net Charge-Offs/Average Loans	0.03%	-0.10%	0.06%	0.15%	0.16%

Stock Price/Book Value per Share	1.08x	1.42x	1.33x	1.12x	1.26x
Stock Price/Tangible Book Value Per Share	1.10x	1.49x	1.41x	1.17x	1.36x
Stock Price/2013 EPS(1)	82.19x	22.31x	18.28x	14.75x	17.86x
Stock Price/2014 EPS(1)	72.80x	19.13x	14.87x	13.87x	16.02x

(1)	Estimates per First Call consensus estimates.

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Cascade to the following publicly traded commercial banks located Idaho, Washington and Oregon with assets greater than $1.0 billion. Companies included in this group, which KBW, using its professional judgment and expertise considered comparable to Cascade, were:

Washington Federal, Inc.	HomeStreet, Inc.
Umpqua Holdings Corporation	Washington Banking Company
Columbia Banking System, Inc.	Pacific Continental Corporation
Banner Corporation	Heritage Financial Corporation

To perform this analysis, KBW used financial information as of the last twelve months, most recently available quarter and market price information as of October 21, 2013. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Cascade’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Cascade’s financial condition:

	Cascade		Top Quartile	Median	Bottom Quartile	Average
Operating Return on Assets	-0.33	%(1)	1.16%	0.98%	0.80%	1.06%
Operating Return on Equity	-3.02	%(2)	8.91%	7.24%	5.94%	8.31%
Net Interest Margin	3.77%		4.67%	4.16%	3.59%	4.11%
Efficiency Ratio	96.37%		56.33%	66.09%	66.89%	60.81%

Tangible Common Equity/Tangible Assets	13.76%		12.43%	10.83%	9.73%	11.15%
Total Capital Ratio	14.63%		19.03%	16.85%	16.47%	18.22%
Loans/Deposits	84.06%		93.65%	88.49%	81.70%	87.45%
Loan Loss Reserves/Loans	2.44%		2.39%	1.71%	1.47%	1.95%
Nonperforming Assets/Assets	3.40%		1.74%	2.16%	3.12%	2.64%
Net Charge-Offs/Average Loans	1.29%		0.03%	0.12%	0.19%	0.16%

(1)	Operating Return on Assets (ROAA) of (0.33)% presented for comparative purposes. Ratio removes the impact of $51.8 million of a deferred tax asset valuation amount reversal, $0.4 million of branch consolidation costs, and $3.8 million of FHLB prepayment penalties. ROAA was reported as 14.04% before adjusting for these one-time items.
(2)	Operating Return on Equity (ROAE) of (3.02)% presented for comparative purposes. Ratio removes the impact of $51.8mm of deferred tax asset valuation amount reversal, $0.4 million of branch consolidation costs, and $3.8 million of FHLB prepayment penalties. ROAE was reported as 128.00% before adjusting for these one-time items.

KBW’s analysis showed the following concerning Cascade’s market performance:

	Cascade	Top Quartile	Median	Bottom Quartile	Average
Stock Price/Book Value per Share	1.47x	1.29x	1.23x	1.17x	1.23x
Stock Price/Tangible Book Value Per Share	1.47x	1.69x	1.42x	1.29x	1.50x
Stock Price/2013 EPS(1)	10.43x	17.93x	16.72x	15.65x	16.34x
Stock Price/2014 EPS(1)	38.60x	15.73x	14.93x	14.44x	14.30x

(1)	Estimates per First Call Consensus estimates. For 2013 estimates for Cascade, $0.56 of Cascade 2013 EPS estimate includes $51.8mm of a deferred tax asset valuation amount reversal, $0.4 million of branch consolidation costs, and $3.8 million of FHLB prepayment penalties. When adjusting for these one-time items and based on management internal estimates, 2013 earnings would be $3.7 million, or $0.08 per share, which would be a 74.3x Price/Earnings ratio.

Selected Transactions Analysis.  KBW reviewed publicly available information related to selected acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies with the following criteria: merger and acquisition transactions announced since 2009 with tangible common equity/tangible assets greater than 10%, return on assets less than 0.50%, and non-performing assets/assets less than 5%.

The transactions included in the group, which KBW, using its professional judgment and expertise, considered comparable to the merger, were:

Acquiror	Target
Wilshire Bancorp, Inc.	Saehan Bancorp
Haven Bancorp, MHC	Hilltop Community Bancorp, Inc.
Independent Bank Group, Inc.	Collin Bank
Sterling Financial Corporation	Commerce National Bank
CrossFirst Holdings, LLC	Tulsa National Bancshares, Inc.
SI Financial Group, Inc.	Newport Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.
SKBHC Holdings LLC	Security Business Bancorp
Grandpoint Capital, Inc.	California Community Bank
ViewPoint Financial Group, Inc.	Highlands Bancshares, Inc.
Trustmark Corporation	Bay Bank & Trust Co.
BankUnited, Inc.	Herald National Bank
Home Bancorp, Inc.	GS Financial Corp.
Berkshire Hills Bancorp, Inc.	Legacy Bancorp, Inc.
WSFS Financial Corporation	Christiana Bank & Trust Company
Western Liberty Bancorp	Service 1st Bank of Nevada

Transaction multiples for the merger were derived from an offer price of $17.56 per share for Home common stock. The offering price of $17.56 was calculated based on Cascade’s October 21, 2013, closing price of $5.79 multiplied by the fixed stock exchange ratio of 1.6739x which resulted in a stock consideration per share of $9.69 and a cash consideration per share of $7.87, totaling a merger consideration per share of $17.56. This price determination took into account cash payments to Home stock option holders based on such Cascade closing stock price and good faith estimates that Home’s transaction costs would not exceed $18 million and Home’s closing tangible net worth was $168.1 million. For each transaction referred to above, KBW derived and compared, among other things, the following implied ratios:

•	price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the acquired company available prior to the announcement of the acquisition;

•	price per common share paid for the acquired company to last twelve months earnings per share of the acquired company; and
•	price per common share paid for the acquired company to closing price of the acquired company 30 days prior to the announcement of the acquisition (expressed as a percentage and referred to as the 30-day market premium).

The results of the analysis are set forth in the following table:

	Cascade/Home Merger	Top Quartile	Median	Bottom Quartile	Average
Price/Tangible Book Value	151.8%	133.8%	117.9%	110.7%	125.4%
Price/Last 12 Months EPS	110.6x	50.9x	34.7x	26.3x	39.4x
One Month Market Premium	43.9%	70.6%	56.8%	34.6%	51.9%

No company or transaction used as a comparison in the above analysis is identical to Home, Cascade or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax free cash flows that Home could provide to equity holders through 2018 on a stand-alone basis based on the projections of Home’s management included in this document under the section entitled “Certain Home Unaudited Prospective Financial Information” beginning on page 82. In performing this analysis, KBW used assumptions provided by Home management including an annual asset growth rate of 1.5%, targeted tangible common equity/tangible asset ratio of 9.0% and earnings estimates (prior to cost savings and loan loss provision elimination) growing from $2.5 million in 2014 to $5.2 million in 2018. The range of values was determined by adding (i) the present value of projected cash flows to Home stockholders from 2013 to 2018 and (ii) the present value of the terminal value of Home’s common stock in 2018. In determining cash flows available to stockholders, any earnings in excess of what would need to be retained represented dividendable cash flows for Home. In calculating the terminal value of Home, KBW applied multiples ranging from 11.0 times to 15.0 times 2018 forecasted earnings utilizing discount rates from 9% to 15%. This resulted in a range of values of Home from $7.96 to $9.59 per share. And applying the same metrics to terminal multiple to projected 2017 tangible book value per share applying multiples ranging from 0.80x to 1.60x and a range of discount rates from 9% to 15% resulted in a range of values of Home from $8.70 to $13.19. The discount rates utilized were derived by KBW from the Capital Asset Pricing Model (CAPM), which is a model to determine the appropriate required rate of return. The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Home.

Relative Contribution Analysis.  KBW prepared a contribution analysis showing percentages of total assets, total loans, total deposits, tangible common equity and net income as of the most recently available period for Home and for Cascade to be contributed to the combined company on a pro forma basis. KBW assumed that Home stockholders will receive merger consideration of 54% Cascade common stock and 46% cash.

Home Contribution To Cascade
Total assets	42.7%
Total loans	30.8%
Total deposits	43.0%
Total tangible common equity	47.2%
2013 estimated earnings(1)	37.6%
2014 estimated earnings	20.8%
Ownership at the Transaction Consideration Mix	33.9%

Financial Impact Analysis.  KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Home and Cascade. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Cascade. In the course of this analysis, KBW used earnings estimates for Cascade and for Home for 2014 and 2015 from each party’s management. This analysis indicated that the merger is expected to be accretive to Cascade’s estimated earnings per share in 2014. The analysis also indicated that the merger is expected to be dilutive to book value per share and tangible book value per share for Cascade and that Cascade would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Cascade following the merger will vary from the projected results, and the variations may be material.

The Home board of directors retained KBW as financial adviser to Home regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Home and Cascade. As a market maker in securities, KBW may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Home and Cascade for KBW’s own account and for the accounts of its customers. To the extent KBW held any such positions, it was disclosed to the Home board of directors.

KBW has acted for the Home board of directors in rendering its fairness opinion in connection with the merger. Pursuant to the engagement agreement between Home and KBW, Home agreed to pay to KBW a cash fee of $300,000 upon delivery of the fairness opinion issued in conjunction with the announced Banner transaction (which opinion fee will be credited to the 1% of the transaction value fee) and a cash fee of $300,000 (of which $100,000 will be applied to the 1% fee) paid upon delivery of the fairness opinion for the Cascade merger transaction as well as a cash fee of 1% of the transaction value at closing that is contingent upon and payable at the closing of the merger. In addition, pursuant to the engagement agreement, Home also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements incurred in connection with the engagement up to $10,000 and to indemnify KBW and related parties against certain liabilities, including liabilities related to or arising out of KBW’s engagement or KBW’s role in connection with such engagement. During the two years prior to the date of its opinion to the Home board of directors, KBW has not received any compensation from Cascade or Home or provided any investment banking advisory services to Cascade. KBW may in the future provide investment banking and financial advisory services to Cascade and receive compensation for such services.

KBW has given its written consent to the inclusion of its opinion in the registration statement of which this document is a part.

Certain Home Unaudited Prospective Financial Information

Home does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Home is including in this document certain unaudited prospective financial information that was made available to Home’s financial advisor and to Cascade and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Home, Cascade, KBW, Macquarie, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Home’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Home’s business, all of which are difficult to predict and many of which are beyond Home’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Home can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Home’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31 and page 46, respectively, of this document.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with the generally accepted accounting principles, referred to as GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Home’s historical GAAP financial statements. Neither Home’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Home can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this document, similar estimates and assumptions would be used. Home does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Home or Cascade, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Home or Cascade, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Home or Cascade, as applicable, of any possible failure of the merger to occur. None of Home, Cascade, KBW, Macquarie or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Home, stockholder of Cascade or other person regarding Home’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this document should not be deemed an admission or representation by Home or Cascade that it is viewed as material information of Home, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to Home’s financial advisor, and to Cascade in connection with Cascade’s due diligence of Home, as well as to Cascade’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the Home special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Home stockholders are cautioned not to place unwarranted reliance on such information, and Home urges all Home stockholders to review Home’s most recent SEC filings for a description of Home’s reported financial results. See the section entitled “Where You Can Find More Information” on page i of this document.

The following table presents selected Home unaudited prospective financial data for the years ending December 31, 2014 through 2017 (dollars in thousands, except per share data):

	For the years ending December 31,
	2014	2015	2016	2017
Total assets	$1,019,114	$1,036,749	$1,055,161	$1,075,084
Gross loans	466,593	513,804	555,836	600,800
Equity	168,804	169,042	169,529	170,983

Net income	$2,515	$3,738	$3,987	$4,954
Earnings per share	0.18	0.27	0.29	0.36
Dividends per share	0.25	0.25	0.25	0.25

Recommendation of the Cascade Board of Directors and Reasons for the Merger

In evaluating the merger agreement and the transactions contemplated in the merger agreement, the Cascade board of directors consulted with Cascade’s senior management, Cascade’s outside legal advisor, Hunton & Williams LLP, and Cascade’s outside financial advisor, Macquarie. In reaching a determination to approve the merger agreement and the transactions contemplated in the merger agreement, including the merger, the Cascade board of directors considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to Cascade and the Cascade stockholders.

The Cascade board of directors believes the following factors and benefits of the merger support its recommendation:

•	Increased Geographic Footprint. The Cascade board of directors considered the strengthened competitive positioning of the surviving company through expansion of Cascade’s footprint into Idaho and Oregon, and generally into the Pacific Northwest.
•	Growth in Market. The Cascade board of directors considered that Cascade’s core deposit franchise and market share in Bend and Boise could expand the surviving company’s business into demographically attractive markets. The merger is expected to enhance Cascade’s opportunities to expand its presence and operational capabilities in the industry, as well as its response to growth opportunities and competition.
•	Significant Opportunities for Synergies and Cost Savings. The Cascade board of directors considered potential opportunities for greater efficiencies from conducting Cascade’s and Home’s operations as part of a single enterprise, including from the complementary nature of the respective customer bases, business products and services of Home and Cascade and the ability to cross-market and distribute products over a broader customer base.
•	Increased Scale and Scope. The Cascade board of directors considered that the increased scale and diversity of the surviving company’s operations, compared to those of Cascade on a standalone basis, are expected to provide (i) increased scale in existing franchise infrastructure, (ii) increased financial stability, (iii) superior access to capital, (iv) greater ability to spread business strategy execution risk across a larger enterprise and (v) additional options for future potential strategic alternatives.
•	Increased Float and Meaningful Liquidity. The Cascade board of directors considered that, as a result of the merger, the surviving company’s stockholder base will be expanded and is expected to provide a more liquid public market for its shares.

•	Merger Expected to be Accretive to Earnings. The Cascade board of directors considered that, based on Cascade’s projected synergies, the merger is expected to be accretive to Cascade’s earnings per share.
•	Increased Resources and Strong Deposit Base. The Cascade board of directors considered the expectation that the surviving company will have increased resources to invest in future growth opportunities in comparison to Cascade on a stand-alone basis.
•	Increased Products and Services. The Cascade board of directors considered that the merger would broaden Cascade’s portfolio and allow the surviving company to offer a broader range of financial products and services to customers.
•	Due Diligence. The Cascade board of directors considered the scope of the due diligence investigation conducted by Cascade’s management and outside advisors and evaluated the results of that investigation.
•	Opinions of Cascade’s Financial Advisor. The Cascade board of directors considered the opinion of Macquarie, dated October 22, 2013, rendered to the Cascade board of directors as to the fairness of the merger consideration, from a financial point of view as of the date of such opinion.
•	Terms of the Merger Agreement. The Cascade board of directors reviewed and considered the terms of the merger agreement, including the degree of mutuality and symmetry of representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the circumstances in which each party is permitted to terminate the merger agreement, the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances and the adequacy of the merger consideration, not only in relation to the current market price of Cascade common stock, but also in relation to the historical, present and anticipated future operating results and financial position of Cascade.
•	Likelihood of Completion of the Merger. The Cascade board of directors considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive approvals from both companies’ stockholders and all necessary regulatory approvals or waivers without unacceptable conditions.
•	Ability to Withdraw or Change Recommendations. The Cascade board of directors considered its ability to withdraw or modify its recommendation in favor of the merger under certain circumstances, subject to payment of a termination fee if the merger agreement is terminated by Home in connection with such withdrawal or modification.
•	Specific Performance. The Cascade board of directors considered Cascade’s right under the merger agreement to seek to specifically enforce the terms of the merger agreement, including the completion of the merger.
•	Voting Agreements. The Cascade board of directors considered that certain of Cascade’s large stockholders were supportive of the merger and willing to enter into the Cascade voting agreements.

The Cascade board of directors also considered in its deliberations a variety of uncertainties and risks concerning the merger, including the following:

•	Capturing Expected Synergies. The Cascade board of directors considered the challenges inherent in the combination of Cascade and Home, the potential risks associated with not achieving anticipated synergies and savings and the risk that other anticipated benefits might not be realized in the time frame contemplated or at all, including the ability to successfully integrate Home’s businesses, operations and workforce with those of Cascade.
•	Diversion of Focus. The Cascade board of directors considered the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger and integrating Home’s business after the completion of the merger.

•	Termination Fee Provision. The Cascade board of directors considered the provisions of the merger agreement relating to the potential payment of a termination fee of $8,000,000 by Cascade to Home under certain circumstances.
•	Risk and Costs of Completing of the Merger. The Cascade board of directors considered the costs to be incurred in connection with the merger, including the costs of integrating the businesses of Cascade and Home and the transaction expenses arising from the merger.
•	Failure to Complete the Merger. The Cascade board of directors considered that if the merger is not completed, the trading price of the shares of Cascade common stock could be adversely affected, Cascade will have incurred significant transaction and opportunity costs attempting to complete the merger, Cascade’s business may be subject to disruption, the market’s perceptions of Cascade’s prospects could be adversely affected and Cascade’s directors, officers and other employees will have expended considerable time and effort to complete the merger.
•	Regulatory Approval. The Cascade board of directors considered the requirement of obtaining certain regulatory approvals or waivers that would not have a material adverse effect on the surviving company, in order to complete the merger, and the expectation that such regulatory approvals or waivers will be received in a timely manner and without the imposition of unacceptable conditions.
•	Impact to Capital. The Cascade board of directors considered that using cash for a portion of the merger consideration will negatively impact Cascade’s capital.
•	Dilution to Existing Cascade Stockholders. The Cascade board of directors considered that issuing shares for a portion of the merger consideration will dilute existing Cascade stockholders. In addition, because Cascade will issue a fixed number of shares in the merger, Home stockholders will receive the benefit of any appreciation in the market price of Cascade common stock between the date of the merger agreement and the completion of the merger.
•	Potential for Litigation. The Cascade board of directors considered the possible effects of the initiation of litigation relating to the merger.

The foregoing discussion of information and factors considered by Cascade board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Cascade board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Cascade board of directors viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Cascade board of directors. Moreover, each member of the Cascade board of directors applied his or her own personal business judgment to the process, and may have given different weight to different factors than other members.

This explanation of Cascade’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46.

The Cascade board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding enhanced business prospects, anticipated cost savings and earnings accretion/dilution. The Cascade board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.

For the reasons set forth above, the Cascade board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Cascade common stock in connection with the merger, are advisable and in the best interests of Cascade and its stockholders, and approved the merger agreement and the transactions contemplated by it. The Cascade board of directors recommends that the Cascade stockholders vote “FOR” the Cascade merger proposal, “FOR” the Cascade stock issuance proposal and “FOR” the Cascade adjournment proposal (if necessary or appropriate).

Opinion of Cascade’s Financial Advisor

In connection with the merger, Cascade retained Macquarie to assist Cascade in analyzing, structuring, negotiating and effecting a transaction with Home. As further explained below, Cascade selected Macquarie because Macquarie is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Cascade and its business.

On October 22, 2013, the Cascade board of directors held a meeting to evaluate the proposed merger. At this meeting, Macquarie presented the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing), to Cascade that, as of such date, and based upon and subject to factors and assumptions set forth therein, the aggregate consideration to be paid by Cascade in the merger was fair, from a financial point of view, to Cascade.

The full text of Macquarie’s written opinion, dated October 22, 2013, which sets forth the assumptions made, procedures followed, qualifications and limitations on the review undertaken and other matters considered by Macquarie in connection with the opinion, is attached as Appendix D to this document and is incorporated herein by reference. The description of the opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion. Cascade stockholders are urged to read the opinion carefully and in its entirety.

Macquarie’s opinion speaks only as of the date of the opinion. The opinion is directed to the Cascade board of directors and addresses only the fairness, from a financial point of view to Cascade, of the aggregate consideration to be paid by Cascade in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Cascade stockholder as to how the stockholder should vote at the Cascade special meeting on the merger or any related matter.

In connection with its opinion, Macquarie:

•	reviewed a draft of the merger agreement dated as of October 21, 2013;
•	reviewed certain publicly available business and financial information relating to Home, Cascade and their respective subsidiaries that Macquarie deemed to be relevant;
•	reviewed certain non-public internal financial statements and other non-public financial and operating data relating to Home, Cascade and their respective subsidiaries that were prepared and provided to Macquarie by the management of Home and/or Cascade and their respective other advisors;
•	reviewed financial projections provided to Macquarie by Home and/or Cascade (including potential synergies and cost savings estimates by Cascade), and discussed with management of Home and/or Cascade;
•	discussed the past and current operations, financial projections, current financial condition and prospects of Home and Cascade with the respective management teams of Home and Cascade;
•	reviewed the financial terms of certain publicly available transactions in the industry in which Home and Cascade operate that Macquarie deemed relevant;
•	assumed that Cascade intends to obtain the cash portion of the consideration through borrowings in approximately the same amount by Cascade Bank from the Federal Home Loan Bank, the proceeds of which will be paid as dividends by Cascade Bank to Cascade, and further assumed that Cascade Bank will receive all necessary approvals for such dividend; and
•	performed such other analyses and examinations, made such inquiries and considered such other factors that Macquarie deemed appropriate.

For purposes of Macquarie’s analysis and opinion, Macquarie assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by Macquarie or reviewed for Macquarie, as well as the due authorization, execution and enforceability of the merger agreement by and with respect to all parties thereto. With respect to the financial projections which were furnished to or discussed with Macquarie, Macquarie has assumed that such financial projections were reasonably prepared on bases reflecting the best currently available information and estimates, and good faith judgments, of the future competitive, operating and regulatory environments and related financial performance of Home or Cascade, as applicable. Macquarie expresses no view as to any such financial projections or the assumptions on which they are based, including any adjustments made at Cascade’s direction.

For purposes of rendering the opinion, Macquarie assumed, with Cascade’s consent, that:

•	the representations and warranties of each party contained in the merger agreement were true and correct;
•	that each party would perform fully all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the completion of the merger would be satisfied without waiver or modification thereof;
•	that the draft of the merger agreement, dated as of October 21, 2013, was in substantially final form and that the final execution version of the merger agreement would not vary from this draft in any respect material to Macquarie’s analysis; and
•	that all governmental, regulatory or other consents, approvals or releases necessary for the completion of the merger would be obtained without any delay, limitation, restriction, condition or commitment that would have an adverse effect on Home, Cascade or the completion of the merger, or which would be inconsistent with information Macquarie had reviewed or assumptions Macquarie had made.

Macquarie has not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Home, Cascade or any of their respective subsidiaries, nor has Macquarie been furnished with any such valuations or appraisals. In addition, Macquarie has not evaluated the solvency or fair value of Home, Cascade or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency, receivership, conservatorship or similar matters. Macquarie’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Macquarie as of, the date of its opinion. It is understood that subsequent developments may affect this opinion. Macquarie has no obligation to update, revise or reaffirm this opinion.

Macquarie has not been asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date of its opinion, the merger consideration to be paid by Cascade is fair, from a financial point of view, to Cascade. Macquarie does not express any view on, and its opinion does not address, (i) the advisability of any other transaction that Cascade may be considering at the present time or the effect of any such transaction on Cascade’s current or future financial condition or results of operations or (ii) any other term or aspect of the merger agreement or the merger, or any agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger. In addition, Macquarie does not express any view on, and its opinion does not address, the fairness of the merger to the holders of any class of securities of Cascade or Home, creditors of Cascade or Home or other constituencies of Cascade or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cascade or Home, or class of such persons, in connection with the merger, whether relative to the merger consideration or otherwise. Macquarie’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Cascade or any other party to the merger, nor does it address the underlying business decision of Cascade, or any other party to the merger, to engage in the merger. Macquarie is not a legal, regulatory, accounting or tax expert and renders no opinions thereon and Macquarie has assumed the accuracy and completeness of assessments by Cascade, any other party to the merger, their respective affiliates and their respective advisors with respect to legal, regulatory, accounting and tax matters.

The aggregate merger consideration was determined through negotiation between Cascade and Home and the decision to enter into the merger agreement was solely that of the Cascade board of directors. In addition, Macquarie’s opinion was among several factors taken into consideration by the Cascade board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Cascade board of directors with respect to the fairness to Cascade of the aggregate merger consideration payable by Cascade in the merger.

Summary of Analysis by Macquarie

The following is a summary of the material financial analyses presented by Macquarie to the Cascade board of directors, in connection with rendering its fairness opinion. The following summary is not a complete description of the financial analyses performed and provided by Macquarie in rendering its opinion or the presentation made by Macquarie to the Cascade board of directors, nor does the order of analysis described represent relative importance or weight given to any particular analysis by Macquarie, and it is qualified in its entirety by reference to the written opinion of Macquarie attached as Appendix D. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth in this document, without considering the analysis as a whole, could create an incomplete view of the processes underlying Macquarie’s opinion. In arriving at its opinion, Macquarie considered the results of its entire analysis and Macquarie did not attribute any particular weight to any analysis or factor that it considered. Rather, Macquarie made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, Macquarie believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses performed by Macquarie. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 18, 2013, the last practical trading day prior to the date that Macquarie delivered its opinion to the Cascade board of directors, and it is not necessarily indicative of current market conditions.

Selected Peer Group Analysis.  Using publicly available information, Macquarie compared the financial performance, financial condition and market performance of Home to a peer group of depository institutions that Macquarie, using its professional judgment and expertise, considered comparable to Home. Although none of the depository institutions is directly comparable to Home in all respects, the depository institutions comprising the peer group were companies operating in Home’s Pacific Northwest and relevant tangent market (including all NASDAQ and NYSE listed banks headquartered in Alaska, Idaho, Montana, Oregon, Washington or Wyoming with assets between $500 million and $10 billion, but excluding those that were targets of previously announced transactions or with Nonperforming Assets/Assets greater than 4%).

The depository institutions included in the peer group were:

Banner Corporation	Heritage Financial Corporation
Cascade Bancorp	Intermountain Community Bancorp
Columbia Banking System, Inc.	Northrim BanCorp, Inc.
Eagle Bancorp Montana, Inc.	Pacific Continental Corporation
First Interstate BancSystem, Inc.	Washington Banking Company
Glacier Bancorp, Inc.

To perform this analysis, Macquarie used financial information as of or for the last twelve months reported. Certain financial data prepared by Macquarie, and as referenced in the tables presented below may, not correspond to the data presented in Home’s historical financial statements, or to the data prepared by Keefe, Bruyette & Woods presented under the section “The Merger — Opinion of Home’s Financial Advisor,” as a result of the different periods, assumptions and methods used by Macquarie to compute the financial data presented.

Macquarie’s analysis showed the following concerning Home’s financial performance:

(Data for Last Twelve Months Reported)	Home	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Return on Average Assets	0.15%	0.46%	3.94%	1.00%

(Data for Last Twelve Months Reported)	Home	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Return on Average Equity	0.9%	3.7%	36.3%	9.2%
Net Interest Margin	4.42%	3.18%	5.22%	4.17%
Efficiency Ratio	97.1%	53.3%	95.9%	66.6%

Macquarie’s analysis showed the following concerning Home’s financial condition:

(Data for Last Twelve Months Reported)	Home	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Tangible Common Equity/Tangible Assets	16.7%	8.1%	13.8%	10.6%
Total Risk-Based Capital Ratio	38.6%	14.1%	20.9%	17.0%
Loans/Deposits	48.5%	51.9%	94.9%	75.9%
Loan Loss Reserve/Nonperforming Assets	79.1%	41.2%	180.8%	76.3%
Nonperforming Assets/Assets	1.39%	0.22%	3.40%	2.06%
Net Charge-Offs/Average Loans	0.09%	-0.23%	1.90%	0.42%

Macquarie’s analysis showed the following concerning Home’s market performance:

(Data for Last Twelve Months Reported)	Home	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Stock Price Performance: Year to Date Return	2.6%	-5.4%	81.2%	24.8%
Stock Price/Book Value Per Share	108%	87%	211%	126%
Stock Price/Tangible Book Value Per Share	110%	104%	244%	145%
Stock Price/Last Twelve Months Earnings Per Share	NM	5.4x	26.2x	18.4x
Stock Price Premium/Core Deposits	2.2%	0.4%	25.3%	7.9%

Selected Transaction Analysis.  Macquarie reviewed publicly available information related to all comparably sized acquisitions of nationwide banks and thrifts announced prior to October 18, 2013 with target assets between $500 million and $10 billion, excluding transactions in which the target had Nonperforming Assets/Assets at announcement greater than 4%. Although none of the companies involved in the selected transactions are directly comparable to Home in all respects, nor are any of the selected transactions directly comparable to the merger in all respects, Macquarie chose the transactions in the selected transactions analysis based on its professional judgment that the companies that participated in the selected transactions are companies with operations that, for the purpose of analysis, may be considered similar to the operations of Home and/or because the selected transactions, for the purposes of analysis, may be considered similar to the merger.

The transactions included in the group were:

Acquirer	Target
Banco de Credito e Inversiones SA	CM Florida Holdings, Inc.
Banner Corporation	Home Federal Bancorp, Inc.
CBFH, Inc.	VB Texas, Inc.
CenterState Banks, Inc.	Gulfstream Bancshares, Inc.
Cullen/Frost Bankers, Inc.	WNB Bancshares, Inc.
East West Bancorp, Inc.	MetroCorp Bancshares, Inc.
F.N.B. Corporation	BCSB Bancorp, Inc.
First Federal Bancshares of Arkansas, Inc.	First National Security Company
Heartland Financial USA, Inc.	Morrill Bancshares, Inc.
Home BancShares, Inc.	Liberty Bancshares, Inc.
MB Financial, Inc.	Taylor Capital Group, Inc.
Mercantile Bank Corporation	Firstbank Corporation
Old National Bancorp	Tower Financial Corporation
PacWest Bancorp	CapitalSource Inc.
PacWest Bancorp	First California Financial Group, Inc.
Peoples Financial Services Corp.	Penseco Financial Services Corporation
Prosperity Bancshares, Inc.	F & M Bancorporation Inc.
Prosperity Bancshares, Inc.	FVNB Corp.
Provident New York Bancorp	Sterling Bancorp
Renasant Corporation	First M&F Corporation

Acquirer	Target
SCBT Financial Corporation	First Financial Holdings, Inc.
Stonegate Bank	Florida Shores Bancorp, Inc.
Umpqua Holdings Corporation	Sterling Financial Corporation
Union First Market Bankshares Corporation	StellarOne Corporation
United Bankshares, Inc.	Virginia Commerce Bancorp, Inc.
Wilshire Bancorp, Inc.	Saehan Bancorp

With respect to each of the selected transaction, Macquarie derived multiples for the merger from an implied aggregate merger value of $264.7 million (based on stock prices as of October 18, 2013) for Home. For each precedent transaction, Macquarie derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	last twelve months earnings per share (“LTM EPS”) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition;
•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;
•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and
•	market premium based on the latest closing price one week prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	Cascade/ Home	Peer Group Minimum	Peer Group Maximum	Peer Group Median
Book Value	150%	84%	284%	138%
Tangible Book Value	153%	100%	284%	165%
Last Twelve Months Earnings Per Share	161.7x	5.4x	45.1x	15.9x
Core Deposit Premium	12.7%	2.1%	35.4%	7.3%
One-Week Market Premium	37.5%	-36.3%	74.8%	20.3%

No company or transaction used as a comparison in the above analysis is identical to Cascade, Home or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis.  Macquarie performed a discounted cash flow analysis to estimate a range for the implied equity value of Home. In selecting the appropriate discount rate to use, Macquarie estimated the cost of equity of Home’s selected peer group, which ranged from 6.5% to 20.0% as of October 18, 2013. In this analysis, Macquarie applied discount rates ranging from 13.0% to 16.0% to derive (i) the present value of the estimated free cash flows that Home could generate over a five-year period, including certain cost savings forecasted as a result of the completion of the merger, and (ii) the present value of Home’s terminal value at the end of the five-year period. Macquarie calculated terminal values for Home based on a range of 12.0x to 15.0x estimated year six earnings. In performing this analysis, Macquarie used projections prepared and provided by Home’s management and adjusted by Cascade’s management. Certain data was adjusted to account for certain restructuring charges anticipated by Cascade’s management to result from the completion of the merger. Macquarie assumed that Home would maintain a tangible common equity/tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Home.

Based on these assumptions, Macquarie derived a range of implied value of Home of $248.5 million to $309.8 million when including $26.3 million of pre-tax cost synergies associated with the completion of the merger.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Home.

Forecasted Pro Forma Financial Analysis.  Macquarie analyzed the estimated financial impact of the merger on Cascade’s 2014 estimated earnings per share. For Cascade, at the direction of Cascade’s management, Macquarie used Cascade’s management estimates of earnings per share for 2014, which were in line with an analyst estimate. For Home, at the direction of Cascade’s management, Macquarie used earnings per share projections provided by Home’s management and adjusted by Cascade’s management, also in line with analyst estimates. In addition, Macquarie assumed that the merger would result in cost savings equal to Cascade’s management’s estimates. Based on its analysis, Macquarie determined that the merger would be accretive to Cascade’s estimated GAAP earnings per share in 2014, excluding one-time charges associated with the merger.

Furthermore, the analysis indicated that Cascade’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio would all remain “well capitalized” by regulatory standards. For all of the above analysis, the actual results achieved by Cascade following the merger may vary from the projected results, and the variations may be material.

The Cascade board of directors retained Macquarie as an independent contractor to act as financial adviser to Cascade regarding the merger, because, as part of its investment banking business, Macquarie is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Macquarie has experience in, and knowledge of, the valuation of banking enterprises. For Macquarie’s services, Cascade agreed to pay Macquarie both a retainer upon engagement and a cash fee of $150,000 upon the rendering of its opinion, regardless of the conclusion reached therein. In addition, Cascade agreed to pay to Macquarie a cash fee equal to $1,375,000, which is contingent upon completion of the merger. Cascade also agreed to reimburse Macquarie for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify Macquarie and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

In the ordinary course of its business, Macquarie or its affiliates may actively trade in the debt and equity securities, or options on securities, of Cascade or Home, for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Macquarie and its affiliates may have in the past provided, may be currently providing and in the future may provide, financial advisory services to Cascade, Home or their respective affiliates, for which Macquarie or its affiliates have received, and would expect to receive, compensation. Specifically, Macquarie served as a placement agent to Cascade on a private placement in 2011. During the two years prior to the date of its opinion to the Cascade board of directors, Macquarie has not received any compensation from Cascade or Home or provided any investment banking advisory services to Home.

Macquarie has given its written consent to the inclusion of its opinion in the registration statement of which this document is a part.

Certain Cascade Unaudited Prospective Financial Information

Cascade does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Cascade is including in this document certain unaudited prospective financial information that was made available to Cascade’s financial advisor and to Home and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Cascade, Home, Macquarie, KBW, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. Cascade’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Cascade’s business, all of which are difficult to predict and many of which are beyond Cascade’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Cascade can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Cascade’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 31 and page 46, respectively, of this document.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Cascade’s historical GAAP financial statements. Neither Cascade’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Cascade can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this document, similar estimates and assumptions would be used. Cascade does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Cascade or Home, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Cascade or Home, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Cascade or Home, as applicable, of any possible failure of the merger to occur. None of Cascade, Home, Macquarie, KBW or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Cascade, stockholder of Home or other person regarding Cascade’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this document should not be deemed an admission or representation by Cascade or Home that it is viewed as material information of Cascade, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to Cascade’s financial advisor, and to Home in connection with Home’s due diligence of Cascade, as well as to Home’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the Cascade special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place unwarranted reliance on such information, and Cascade urges all stockholders to review Cascade’s financial statements and other information contained elsewhere in this document for a description of Cascade’s business and reported financial results.

The following table presents a summary of the selected Cascade unaudited prospective financial data for the years ending December 31, 2014, through 2018 (dollars in thousands, except per share data):

	For the years ending December 31,
	2014	2015	2016	2017	2018
Total assets	$1,432,500	$1,504,300	$1,615,600	$1,738,200	$1,854,000
Gross loans	1,094,500	1,215,400	1,336,800	1,463,600	1,595,000
Equity	200,600	212,000	223,300	237,500	254,900
Net income	$9,600	$11,500	$11,300	$14,100	$17,400
Earnings per share	0.20	0.24	0.24	0.30	0.37
Dividends per share	0.00	0.00	0.00	0.00	0.00

Management and Board of Directors of Cascade After the Merger

Pursuant to the merger agreement, Cascade will increase the size of the Cascade board of directors and the Cascade Bank board of directors from ten members to 14 members if requested in writing by Home at least ten business days prior to the closing date of the merger. Upon submitting such a request, Home will be entitled to designate four persons who are Home directors as of the date of the merger agreement to fill the newly created vacancies and serve until the next annual meeting of stockholders and their successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the organizational documents of Cascade or Cascade Bank, as applicable. As of the date of this document, Home has not determined whether it will request any seats on the Cascade board of directors. It is possible that no Home directors decide to join the Cascade board of directors. At the effective time of the merger, Terry E. Zink, the current president and chief executive officer of Cascade, will be the president and chief executive officer of the surviving company and Ryan R. Patrick, the current chairman of the Cascade board of directors, will be the chairman of the board of directors of the surviving company.

Interests of Home Directors and Executive Officers in the Merger

In considering the recommendation of the Home board of directors to vote for the merger proposal, Home stockholders should be aware that certain of Home’s directors and executive officers have interests in the merger as individuals that are in addition to, or different from, their interests as Home stockholders. The Home board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

Employment Agreement.  Home has an employment agreement with Len E. Williams for which the term of employment began on December 21, 2007. Under this employment agreement, in the event of an involuntary termination, other than a termination within 12 months after a change in control, Home shall pay Mr. Williams a lump-sum severance amount equal to 2.99 times his base salary as in effect prior to termination within 25 business days after the termination. In the event of involuntary termination within 12 months after a change in control, Home shall pay a lump sum payment equal to 2.99 times his “base amount” as defined in Section 280G of the Internal Revenue Code within 25 business days after the termination. A change in control as defined under the employment agreement includes the completion of the merger. Under both scenarios, Mr. Williams will receive substantially the same medical and insurance benefits for a period of three years after termination of his employment. Payments under this agreement will be decreased as necessary to avoid excess parachute payments under Section 280G of the Internal Revenue Code.

Annual Incentive Plan.  Home provides an Annual Incentive Plan to its named executive officers as well as other eligible employees. The Annual Incentive Plan provides additional cash compensation if annual goals are met or exceeded. Awards under the Annual Incentive Plan are calculated using the participants’ base salary earned during the applicable performance period. Upon a change in control, plan participants are eligible to receive incentive awards as of the effective date of the change in control. A change in control as defined under the Annual Incentive Plan includes the completion of the merger. The value of such incentive awards for the current performance period will be determined at the effective time of the merger, based on results through the end of the 2013 plan year. In addition, deferred incentive awards will immediately vest and will be paid to participants within 30 days after the change in control. The following awards for the 2013 fiscal year were earned under the 2013 Annual Incentive Plan and are expected to be paid in February 2014, subject to the review of Home’s financial results by Home’s independent registered public accounting firm:

Len E. Williams	$	[ ]
Eric S. Nadeau	$	[ ]
R. Shane Correa	$	[ ]
Cindy L. Bateman	$	[ ]
Mack C. Johnson	$	[ ]

Change in Control Agreements.  Home has entered into Change in Control Agreements with each of Messrs. Nadeau, Correa, Johnson, Watt and Emerson and Mmes. Bateman, Hodge and Allmaras. Under these agreements, if an officer is terminated by Home for any reason other than cause, within 12 months following a change in control, Home shall pay the employee his or her salary, including the pro rata portion of any incentive award, earned through the date of termination and provide the life, health and disability coverage that is in effect with respect to each employee and their eligible dependents for three years following the date of termination for Messrs. Nadeau and Correa, for two years following the date of termination for Messrs. Watt, Johnson, Emerson, and Mmes. Bateman and Hodge, and for one year following the date of termination for Ms. Allmaras. In addition, Messrs. Nadeau and Correa will receive a lump sum payment in cash equal to 2.99 times their “base amount” as defined under Section 280G of the Internal Revenue Code; Messrs. Johnson, Watt and Emerson and Mmes. Bateman, Allmaras and Hodge will receive a lump sum payment in cash equal to one or two times their annual compensation, per their individual agreements. Under these agreements a “Termination for Cause” is defined as termination due to the employee’s dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Change in Control Agreement. A “change in control” as defined under the Change in Control Agreements includes the completion of the merger or the approval of the merger by Home’s stockholders. Payments under these agreements will be decreased as necessary to avoid excess parachute payments under Section 280G of the Internal Revenue Code.

Salary Continuation Agreements.  Each of Messrs. Williams, Nadeau, Correa and Emerson are a party to Salary Continuation Agreements with Home. Under these agreements, upon a participant’s termination of employment after his normal retirement age, age 65, Home will pay a monthly benefit equal to 50% of the average of the participant’s final 36 months of base salary (the final salary benefit) or the vested accrual balance reflected on Home’s financial statements, including interest credits. The Salary Continuation Agreements provide a reduced monthly benefit if the participant terminates employment as a result of early retirement (before age 65). The early retirement benefit is the participant’s vested accrual balance reflected on Home’s financial statements for the month before their retirement. Vesting occurs at a rate of 10% per plan year. In the event of a change in control, instead of the benefits described above, if a participant terminates employment within 24 months after the change in control, Home will pay 100% of the accrual balance reflected on Home’s financial statements as of the end of the month prior to the change in control. A change in control as defined under the agreements includes the completion of the merger. Payments under the Salary Continuation Agreements are to be paid in 180 equal monthly installments beginning on the employee’s 65th birthday, crediting interest equal to the discount rate defined by the Salary Continuation Agreements compounded monthly on the unpaid accrual balance.

Severance Compensation Plan.  The Severance Compensation Plan provides for a lump sum severance benefit equal to 12 months of pay for executive vice presidents and senior vice presidents; between three and six months of pay for vice presidents depending on their years of continuous employment; and up to six months of pay for other employees who are terminated without cause, or who quit for good reason after a change in control. Under the plan, good reason is defined as a reduction in base salary or rate of pay; a material change in job location, perks or benefits; a refusal by Cascade to assume Home’s obligations under the agreement; and any other breach of the plan terms. No benefit is payable under the Severance Compensation Plan for any employee covered by a change in control agreement or employment agreement.

Director Retirement Plan.  Each of Messrs. Stevens, Hedemark, Little, Navarro, Stamey and Tinstman participates in the Director Retirement Plan with Home. Under the plan, upon the later of attaining age 72 or termination of service, the director will receive an annual benefit equal to 50% of the cash fees paid to the director for the preceding year, payable in monthly installments over 15 years. If the director retires before attaining age 72, his vested accrual balance as reflected on Home’s financial statements as of the end of the month prior to termination will be paid in monthly installments, with interest at a rate of 7.5% per year, over 180 months. The accrued balance vests at a rate of 10% per year, except in the event of disability, in which case the vested percentage is 100%. Upon a change in control followed within 24 months by a termination of the director’s service, he will receive 100% of his accrued balance as reflected on Home’s financial statements as of the end of the month prior to the change in control, plus a change in control benefit equal to 2.99 times his prior year’s directors’ fees. This amount will be decreased as necessary to avoid excess parachute payments under Section 280G of the Internal Revenue Code. A change in control as defined under the plan includes the completion of the merger.

Director Deferred Incentive Plan.  Each of Messrs. Stevens, Hedemark, Navarro, Stamey and Tinstman participate in the Director Deferred Incentive Plan with Home. Until October 1, 2006, the plan provided an incentive award percentage determined by reference to Home’s return on assets and return on equity for the year. Although the incentive award has been discontinued, participants may still elect to defer all or a part of their directors’ fees into the deferral account, which receives interest annually based on Home Bank’s retained earnings, subject to a maximum of 12% per year. Upon a director’s termination of service, the value of his combined deferral accounts will begin to be paid. The plan also provides a death benefit. All benefits are paid in 120 equal monthly installments beginning after the termination of the director’s service. Payments under this plan are not affected by a change in control.

Home Stock Options and Restricted Stock.  Under the terms of the merger agreement, each outstanding Home stock option, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger, will be automatically cancelled and any such option that is “in the money” will entitle the holder to receive an amount of cash as specified under the merger agreement. Under the terms of the merger agreement, each Home restricted share will be cancelled and converted into the right to receive the merger consideration.

The following table sets forth the number of stock options, vested and unvested, and restricted shares held by Home’s named executive officers and directors as of [    ], which is the most recent practicable date prior to the mailing of this document.

Name and Principal Position	Vested Stock Options	Unvested Stock Options	Total Outstanding Stock Options	Restricted Shares
Executive Officers:
Len E. Williams Director, President and Chief Executive Officer	8,265	50,807	59,072	18,306
Eric S. Nadeau Executive Vice President, Treasurer, Secretary and Chief Financial Officer	0	26,812	26,812	9,733
R. Shane Correa Executive Vice President and Chief Banking Officer	17,890	22,584	40,474	6,000
Cindy L. Bateman Senior Vice President and Chief Credit Officer	26,809	16,844	43,653	5,846
Mark C. Johnson President, Western Oregon Region	0	26,820	26,820	6,758

Name and Principal Position	Vested Stock Options	Unvested Stock Options	Total Outstanding Stock Options	Restricted Shares
Directors:
Daniel L. Stevens	80,364	1,467	81,831	600
N. Charles Hedemark	31,264	1,467	32,731	600
James R. Stamey	5,866	1,467	7,333	600
Robert A. Tinstman	26,264	1,467	27,731	600
Richard J. Navarro	28,586	1,467	30,053	600
Brad J. Little	5,866	1,467	7,333	600

Indemnification.  For six years following the effective time of the merger, Cascade has agreed to maintain and preserve the rights to indemnification of Home’s and its subsidiaries’ directors and officers to the maximum extent permitted under Home’s articles of incorporation, bylaws and applicable law with respect to liabilities arising out of acts, omissions or matters existing or occurring before the effective time of the merger, including the merger, to the extent such rights are not in excess of that permitted by applicable law or regulatory agencies. Cascade will also advance expenses to those directors and officers. In addition, Cascade has agreed that, for a period of six years following the effective time of the merger, it will use commercially reasonable efforts to maintain the directors’ and officers’ liability insurance covering Home’s directors and officers with respect to action, omissions or matters occurring prior to the effective time on terms that are at least substantially equivalent to the terms of Home’s current insurance policy. For more information, see “The Merger Agreement — Indemnification and Directors’ and Officers’ Insurance.”

Board of Directors of Surviving Company and Surviving Bank.  Under the merger agreement, Cascade will increase the size of the Cascade board of directors and the Cascade Bank board of directors from ten members to 14 members if requested in writing by Home at least ten business days prior to the closing date of the merger. In that case, Home will be entitled to designate four persons who are Home directors as of the date of the merger agreement to fill the newly created vacancies to serve until the next annual meeting of Cascade stockholders and Cascade Bank stockholders, as the case may be, and their successors are duly elected and qualified or their earlier death, resignation, or removal in accordance with the organizational documents of Cascade or Cascade Bank, as applicable. As of the date of this document, Home has not determined whether it will request any seats on the Cascade board of directors.

Continuing Employees.  The merger agreement provides that, for the period following the effective time of the merger, Cascade will, among other things, maintain employee benefit plans and compensation opportunities for the benefit of full-time employees of Home and its subsidiaries as of the effective time of the merger that provide employee benefits and compensation programs that are, in the aggregate, substantially comparable to the employee benefits and compensation programs that are made available on a uniform and non-discriminatory basis to similarly situated Cascade employees. For more information, see “The Merger Agreement — Employee Matters” beginning on page 111.

Section 16 Matters.  Under the merger agreement, Cascade and Home will take all steps as may be required to cause any dispositions of Home common stock and Home restricted stock and any acquisitions of Cascade common stock by Home’s directors and officers to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by law.

Golden Parachute Compensation

The discussion and table below reflect the estimated amount of compensation and benefits that each of the named executive officers of Home are entitled to receive where the compensation or benefits are based on or otherwise relate to the merger. This compensation is referred to as “golden parachute compensation” by the applicable SEC disclosure rules and is the subject of the Home advisory (non-binding) proposal on specified compensation, as described in “Home Proposals — Home Advisory (Non-Binding) Proposal on Specified Compensation” on page 50.

The amounts in the table below assume the named executive officer resigns for good reason or that his or her employment is terminated without cause on March 31, 2014, that the merger is completed on March 31, 2014, and that the merger constitutes a “change in control” for purposes of the applicable plan or agreement. Amounts do not include compensation and benefits available to all of Home’s general employees on a non-discriminatory basis and do not include payments made under the Severance Compensation Plan as it is not available to the named executive officers. All of the employment arrangements described above comply with Section 409A of the Internal Revenue Code. At the time of separation from service, if a named executive officer is considered a specified employee as defined under Section 409A, payments will start on the first day of the seventh month following separation from service instead of the payment schedule otherwise noted. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the merger.

As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

GOLDEN PARACHUTE COMPENSATION

Name	Cash(1) ($)	Equity(2) ($)	Pension/Non- Qualified Deferred Compensation(3) ($)	Perquisites/ Benefits(4) ($)	Total(5) ($)
Len E. Williams	2,077,000	505,531	186,211	36,978	2,805,720
Eric S. Nadeau	1,136,000	255,510	95,945	43,508	1,530,963
R. Shane Correa	652,400	152,878	124,716	43,231	973,225
Cindy L. Bateman	378,000	294,832	-0-	17,211	690,043
Mark C. Johnson	363,375	155,327	-0-	27,957	546,659

(1)	The amounts in this column reflect the value of the cash severance paid to each of Home’s named executive officers pursuant to the Change In Control and Employment Agreements and accelerated payments made under the Annual Incentive Plan, assuming the performance metrics under the Annual Incentive Plan are met at the Target level for the plan year ending December 31, 2013. The payments made under this column are double-trigger benefit arrangements as they are only realized upon the named executive officer’s termination without cause concurrently with or subsequent to the completion of the merger. All amounts paid may be reduced to avoid excess parachute payments under Section 280G of the Internal Revenue Code.
(2)	The amounts in this column reflect the value of the cancellation and payout of all Home stock options, assuming all such Home stock options are “in the money,” and the accelerated vesting of all shares of Home restricted stock held by Home’s named executive officers. In accordance with the merger agreement, all “in the money” Home stock options will be converted into a cash payment as specified in the merger agreement and all Home restricted shares will become fully vested in connection with the completion of the merger and converted into the right to receive a proportionate share of the merger consideration. The price per share of $15.49 for Home common stock is based on the average closing market price of Home common stock over the first five business days following the date of the public announcement of the merger, which was October 23, 2013. The payments made under this column are single-trigger benefit arrangements as they are realized upon the effective date of the merger. The following table details the amounts realized on the acceleration of vesting of Home stock options and restricted shares as a result of the change in control:

Name	Unvested Stock Options	Unvested Restricted Stock	Total
Len E. Williams	$214,391	$235,446	$449,837
Eric S. Nadeau	109,855	123,688	233,543
R. Shane Correa	34,976	52,341	87,317
Cindy L. Bateman	57,545	67,877	125,422
Mark C. Johnson	55,501	65,631	121,132

(3)	The amounts in this column reflect the unvested accrual balance that becomes vested upon a change in control pursuant to the Salary Continuation Agreements. The payments made under this column are double-trigger benefit arrangements as they are only realized upon the named executive officer’s termination without cause concurrently with or subsequent to the completion of the merger.
(4)	The amounts in this column are based on health and welfare benefits payable to the named executive officer for a period after change in control. The payments reflected under this column are double trigger benefit arrangements as they are only realized upon the named executive officer’s termination without cause concurrently with or subsequent to the completion of the merger.
(5)	Figures in this table are based on calculations under Section 280G of the Internal Revenue Code.

Regulatory Approvals Required for the Mergers

Completion of the merger and the bank merger are subject to the receipt of approvals or waivers from the Federal Reserve Board, the FDIC, the Idaho Department and the Oregon Division and any other approval or waiver from any governmental authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a material adverse effect on the surviving company, as well as the expiration of any statutory waiting periods in respect of any of the foregoing, in each case subject to the condition that none of the approvals shall have been obtained without the imposition of any condition or requirement which, individually or in the aggregate, is reasonably expected by Cascade to have a material adverse effect on the surviving company. The merger and the bank merger are also conditioned on receiving the written consent of the FDIC under the shared-loss agreements between Home Bank and the FDIC to ensure that there will be no adverse change in loss coverage by reason of the completion of the mergers, which consent must be reasonably satisfactory to Cascade. The FDIC granted its consent with respect to the shared-loss agreements on December 12, 2013. The merger agreement also requires the consent of any government-sponsored entity with respect to any loan program offered by it in which Home Bank participates. In addition, to fund the cash consideration and its transaction costs in the merger, Cascade has proposed to sell to Cascade Bank certain of the shares of common stock of Cascade Bank that Cascade holds, referred to as the Cascade Bank stock purchase, which requires the approval of the Oregon Division and the FDIC. Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities, self-regulatory organizations and government-sponsored entities in connection with the mergers. Cascade and Home have agreed to use their commercially reasonable best efforts to cooperate, prepare and file or, in the case of Cascade Bank, cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals, waivers and authorizations necessary or advisable to be obtained from any third parties and/or governmental authorities in order to complete the merger, the bank merger or any of the other transactions contemplated by the merger agreement. Cascade, Home and/or their respective subsidiaries have filed, or are in the process of filing, applications, waiver requests and notifications to obtain these regulatory approvals or waivers.

Although Cascade and Home expect to obtain all required regulatory approvals or waivers in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the surviving company after the completion of the merger (including whether any such term, condition or restriction might have a material adverse effect on the surviving company), or whether there will be litigation challenging such approvals or waivers. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger or the bank merger or, if such a challenge is made, as to the result of any such challenge. In addition, if the Cascade Bank stock purchase does not obtain the required regulatory approvals or waivers, Cascade will have to fund the cash consideration by other means, including by restructuring the merger in accordance with the merger agreement so that Cascade Bank pays the cash consideration to the Home stockholders.

Federal Reserve Board

Cascade is a bank holding company as defined in the Bank Holding Company Act, referred to as the BHC Act. The primary regulator of Cascade is the Federal Reserve Board. Cascade has filed or intends to file a request with the Federal Reserve Board under Sections 4(c)(8) and 4(j) of the BHC Act to waive Federal Reserve Board approval of the transactions contemplated by the merger agreement. The Federal Reserve Board may not grant the waiver request, in which case Cascade will file an application seeking the Federal

Reserve Board’s approval of the merger and related transactions. In considering the approval of the merger, the Federal Reserve Board is required by the BHC Act to review, with respect to Cascade, Cascade Bank and the companies and insured depository institution to be acquired: (i) financial and managerial resources and the effect of the proposed transaction on these resources, including the management expertise, internal controls and risk management systems, (ii) the effect of the proposal on competition and (iii) whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, unsound banking practices or risk to the stability of the United States banking or financial system. The Federal Reserve Board also reviews the records of the relevant insured depository institutions under the Community Reinvestment Act, referred to as the CRA. In connection with such a review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

Federal Deposit Insurance Corporation

The prior approval of the FDIC will be required under Section 18(c) of the Federal Deposit Insurance Act, referred to as the Bank Merger Act, to merge Home Bank with and into Cascade Bank and for the Cascade Bank stock purchase. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (i) the competitive impact of the transaction, (ii) financial and managerial resources of each bank that is a party to the bank merger, (iii) each of the banks’ effectiveness in combating money-laundering activities, (iv) the convenience and needs of the communities in which the banks serve and (v) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The FDIC also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings. In connection with its review under the Bank Merger Act, the FDIC will provide an opportunity for public comment on the application for the bank merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate. Cascade Bank filed the application with the FDIC on December 6, 2013.

Transactions approved by the Federal Reserve Board and the FDIC generally may not be completed until 30 days after the approval of the Federal Reserve Board or the FDIC, as the case may be, is received, during which time the Department of Justice, referred to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve Board or the FDIC and the concurrence of the DOJ, the waiting period may be reduced to 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger and the bank merger, the DOJ could analyze the transactions’ effects on competition differently than the Federal Reserve Board or the FDIC, and thus it is possible that the DOJ could reach a different conclusion regarding the transactions’ effects on competition. A determination by the DOJ not to object to the merger or the bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Oregon Division

The bank merger is subject to the approval of the Oregon Division under the Oregon Bank Act. In reviewing the bank merger, the Oregon Division will consider, among other things, the anticipated safety and soundness of the resulting bank, the public’s interest, the effect the bank merger will have on competition in each of Home Bank’s and Cascade Bank’s markets and the capability, performance and history of the directors and executive officers of Cascade Bank. The Cascade Bank stock purchase is also subject to the approval of the Oregon Division. The Oregon Division will approve the Cascade Bank stock purchase if it determines that the remaining capital of Cascade Bank would be adequate for the safe and sound operation of the institution. Cascade Bank filed the requisite bank merger application and stock purchase application with the Oregon Division on December 6, 2013. On February 20, 2014, the Oregon Division granted its approval of the bank merger and the Cascade Bank stock purchase, provided that its approval of the Cascade Bank stock purchase is conditioned on Cascade Bank’s pro forma Tier 1 leverage ratio being above 8.0% immediately after the completion of the bank merger.

Idaho Department

The bank merger is subject to the approval of the Idaho Department under the Idaho Bank Act. In reviewing the bank merger, the Idaho Department will consider, among other things, the safety and soundness of the parties to the bank merger, the performance, efficiency, integrity and financial responsibility of Cascade Bank’s directors and executive officers, the financial condition and stability of Cascade Bank, the interests of customers, depositors and the general public, the effect of the bank merger on competition within Idaho and Cascade Bank’s record of meeting the credit needs of the communities which it services. Cascade Bank filed the requisite merger application with the Idaho Department on December 6, 2013.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval or waiver may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the purchase method. The result of this is that (i) the recorded assets and liabilities of Cascade will be carried forward at their recorded amounts, (ii) Cascade’s historical operating results will be unchanged for the prior periods being reported on and (iii) the assets and liabilities of Home will be adjusted to fair value at the date of the merger. In addition, all identifiable intangibles will be recorded at fair value and included as part of the net assets acquired. The amount by which the purchase price, consisting of the value of cash and shares of Cascade common stock to be issued to former Home stockholders and cash to be paid to former holders of Home stock options, exceeds the fair value of the net assets including identifiable intangibles of Home at the merger date will be reported as goodwill. In accordance with current accounting guidance, goodwill is not amortized and will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the purchase method of accounting results in the operating results of Home being included in the operating results of Cascade beginning from the date of completion of the merger.

Public Trading Markets

Cascade common stock is listed on the NASDAQ Capital Market under the symbol “CACB.” Home common stock is listed on the NASDAQ Global Select Market under the symbol “HOME.” Upon completion of the merger, Home common stock will be delisted from the NASDAQ Global Select Market and thereafter will be deregistered under the Exchange Act. The Cascade common stock issuable in the merger will be listed on the NASDAQ Capital Market.

Exchange of Shares in the Merger

Prior to the effective time of the merger, Cascade will appoint an exchange agent to handle the exchange of shares of Home common stock for cash and shares of Cascade common stock. As promptly as practicable after the effective time of the merger (and in any event within five business days), the exchange agent will send to each holder of record of Home common stock as of immediately prior to the effective time of the merger a letter of transmittal and instructions for effecting the exchange of Home common stock for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents described in the instructions, a Home stockholder will receive a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) equal to such stockholder’s proportionate share of the cash consideration plus any cash in lieu of fractional shares and any whole shares of Cascade common stock such holder is entitled to receive based on the stock consideration. After the effective time of the merger, Home will not register any transfers of shares of Home common stock.

Cascade stockholders need not take any action with respect to their stock certificates or book-entry shares of Cascade common stock.

Dissenters’ or Appraisal Rights

Neither Home stockholders nor Cascade stockholders are entitled to exercise dissenters’ or appraisal rights in connection with the merger or other transactions contemplated by the merger agreement.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While Cascade and Home believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this document and incorporated in this document by reference. The parties urge you to read the merger agreement carefully and in its entirety. In addition, the merger agreement and the following summary have been included to provide investors and security holders with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Cascade, Home or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differs from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Cascade, Home or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Cascade or Home.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Cascade or Home or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference by Home into this document. Please see the section entitled “Where You Can Find More Information” beginning on page i.

The Merger

The merger agreement provides for the merger of Home with and into Cascade. Cascade will be the surviving corporation in the merger and will continue its corporate existence as an Oregon corporation, and the separate corporate existence of Home will cease.

The merger agreement provides that Cascade, subject to the consent of Home, may change the structure of the merger, unless the change would (i) alter the amount or kind of merger consideration to be provided to the Home stockholders; (ii) adversely affect the U.S. federal income tax consequences to Home stockholders or to either company or (iii) impede or materially delay consummation of the merger or the other transactions contemplated by the merger agreement.

Effects of the Merger

At and after the effective time of the merger, the merger shall have the effects as set forth under the Maryland General Corporation Law, referred to as the MGCL, and the Oregon Business Corporation Act, referred to as the OBCA. As a result of the merger, there will no longer be any publicly held shares of Home common stock. Home stockholders receiving shares of Cascade common stock as merger consideration will participate in the surviving company’s future earnings and potential growth through their ownership of Cascade common stock.

Closing and Effective Time of the Merger

The merger will become effective at such time as is set forth in the articles of merger to be filed with the Secretary of State of the State of Oregon and the articles of merger to be filed with the Department of Assessments and Taxation of the State of Maryland. The closing of the merger will occur on a date no later than the last day of the month (but no earlier than five business days) after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, except those conditions, which by their nature, are to be satisfied or waived at the closing, unless extended by mutual agreement of the parties. The merger will be completed only if all conditions to the merger agreement discussed in this document and set forth in the merger agreement are either satisfied or waived. See “The Merger Agreement — Conditions to Completion of the Merger.”

If the merger is not completed by or on June 30, 2014, the merger agreement may be terminated by either Cascade or Home, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement.

Surviving Company’s Governing Documents, Officers and Directors

Surviving Company’s Governing Documents

At the effective time of the merger, the articles of incorporation and bylaws of Cascade will be the articles of incorporation and bylaws of the surviving company as they exist immediately before the effective time of the merger, in each case until thereafter changed or amended as provided therein or by applicable law.

Surviving Company’s Officers and Directors

At the effective time of the merger, the directors and officers of Cascade immediately prior to the effective time will be the directors and officers of the surviving company, and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Pursuant to the merger agreement, Cascade will increase the size of the Cascade board of directors and the Cascade Bank board of directors from ten members to 14 members if requested in writing by Home at least ten business days prior to the closing date of the merger, in which case Home will be entitled to designate four persons who are Home directors as of the date of the merger agreement to fill the newly created vacancies to serve until the next annual meeting of stockholders and their successors are duly elected and qualified or their earlier death, resignation, or removal in accordance with the organizational documents of Cascade or Cascade Bank, as applicable. As of the date of this document, Home has not determined whether it will request any seats on the Cascade board of directors.

Merger Consideration

At the effective time of the merger, each share of Home common stock that is issued and outstanding immediately prior to the effective time of the merger will automatically be cancelled and converted into the right to receive a proportional share of the merger consideration as determined in accordance with the merger agreement. For more information on the merger consideration, see the section under the heading entitled “The Merger — Terms of the Merger” beginning on page 57.

Representations and Warranties

The merger agreement contains representations and warranties made by Home to Cascade relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing, corporate power and subsidiaries;
•	capitalization;
•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;
•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;
•	required regulatory consents and approvals necessary in connection with the merger and the bank merger;
•	existing or contemplated agreements, orders, memoranda of understanding or similar communications with regulators or other government entities;
•	timely filing of documents with regulatory agencies and the SEC, the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;
•	conformity with U.S. GAAP and SEC requirements of Home’s and Home Bank’s financial statements filed with the SEC and the absence of undisclosed liabilities;
•	accounting and internal controls;

•	broker’s and finder’s fees related to the merger;
•	absence of a material adverse effect since December 31, 2012;
•	legal proceedings;
•	tax matters;
•	employee compensation and benefit matters;
•	compliance of all documents filed with the SEC in all material respects with the published rules and regulations of the SEC;
•	compliance with applicable law;
•	material contracts;
•	agreements with regulatory agencies;
•	risk management instruments;
•	environmental matters;
•	investment securities and commodities;
•	real property;
•	intellectual property;
•	related party transactions;
•	non-applicability of state takeover laws;
•	absence of action or any fact or circumstance that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•	opinion from financial advisor;
•	accuracy of Home’s and Home Bank’s information provided in this document;
•	loan portfolio;
•	insurance; and
•	shared-loss agreements.

The merger agreement also contains representations and warranties made by Cascade to Home relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing, corporate power and subsidiaries;
•	capitalization;
•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;
•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;
•	required regulatory consents necessary in connection with the merger and the bank merger;
•	existing or contemplated agreements, orders, memoranda of understanding or similar communications with regulators or other government entities;
•	timely filing of documents with regulatory agencies, the SEC and the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;
•	conformity with U.S. GAAP and SEC requirements of Cascade’s and Cascade Bank’s financial statements filed with the SEC and the absence of undisclosed liabilities;

•	accounting and internal controls;
•	broker’s and finder’s fees related to the merger;
•	absence of a material adverse effect since December 31, 2012;
•	legal proceedings;
•	tax matters;
•	employee compensation and benefit matters;
•	compliance of all documents filed with the SEC in all material respects with the published rules and regulations of the SEC;
•	compliance with applicable law;
•	agreements with regulatory agencies;
•	risk management instruments;
•	environmental matters;
•	investment securities and commodities;
•	real property;
•	intellectual property;
•	related party transactions;
•	absence of action or any fact or circumstance that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•	accuracy of Cascade’s and Cascade Bank’s information provided in this document;
•	loan portfolio;
•	insurance; and
•	ownership of Home common stock.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to Cascade or Home, as the case may be, means a material adverse effect on (i) the business, properties, results of operations or financial condition of that party and its subsidiaries taken as a whole, or (ii) a material adverse effect on the ability of that party to complete the merger on a timely basis, other than, with respect to clause (i) above, effects resulting from (A) changes in applicable GAAP or regulatory accounting requirements, (B) changes in laws of general applicability to companies in the industries in which the party and its subsidiaries operate, (C) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally, (D) the public disclosure of the merger agreement or actions expressly required by the merger agreement or taken with the prior written consent of the other party, (E) a decline in the trading price of that party’s common stock or the failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, or (F) changes in the value of the securities or loan portfolio, deposits or borrowings of that party and its subsidiaries resulting from a change in interest rates generally, except, with respect to clauses (A), (B), (C) or (F), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of that party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which that party and its subsidiaries operate.

In addition, in the case of Home, a material adverse effect includes any event or occurrence, including the mergers, that results or is likely to result in the loss of a material amount of loss share coverage from the FDIC under any shared-loss agreements.

The representations and warranties in the merger agreement do not survive the effective time of the merger and, as described below under “— Effect of Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, unless a party willfully and materially breached the merger agreement or engaged in fraud.

Conduct of Business Prior to the Completion of the Merger

Home’s Conduct of Business Pending the Merger

From the date of the merger agreement until the effective time of the merger, except as expressly contemplated or permitted by the merger agreement or required by any applicable law or governmental entity, without the prior written consent of Cascade, Home and its subsidiaries must conduct their respective businesses in the ordinary course consistent with past practice, use commercially reasonable best efforts to maintain their business organizations and business relationships, and not voluntarily take any action which is reasonably expected to have an adverse effect or materially delay the ability of Home or Cascade or any of their respective subsidiaries to obtain regulatory approvals or to complete the transactions contemplated by the merger agreement.

During the same period, Home has agreed not to, and to cause its subsidiaries not to, take any of the following actions without the prior written consent of Cascade, except as otherwise expressly contemplated or permitted by the merger agreement or required by applicable law or a governmental entity:

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any rights to acquire Home capital stock or ownership interest except for the issuance of Home common stock pursuant to the exercise of Home stock options that were outstanding on the date of the merger agreement;
•	issue any other capital securities, debentures or subordinated notes;
•	make, declare, pay or set aside for payment any dividend or distribution on any shares of its capital stock or other ownership interest, unless permitted under the merger agreement, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock or other ownership interests;
•	enter into, modify, amend, renew or terminate any employment, consulting, severance, retention, change in control or similar agreements or arrangements with directors, officers or employees of Home or its subsidiaries, or increase any salary, wage or employee benefits unless permitted under the merger agreement;
•	hire any new officers or promote any employee to a rank of vice president or a more senior position;
•	waive or release any person from any non-competition or non-solicitation covenant;
•	enter into, establish, adopt, modify, amend, renew or terminate any Home employee benefit plan, or take action to accelerate the vesting of any benefits payable under a Home employee benefit plan, except as required by law;
•	sell, transfer, mortgage or encumber any of its assets or properties other than in the ordinary course of business, and in the case of a sale or transfer, at fair value, or sell or transfer any portion of Home’s deposit liabilities;
•	enter into, modify, amend, or renew any data processing contract, service provider agreement or any lease, license or maintenance agreement relating to real or personal property or intellectual property as specified under the merger agreement;
•	acquire all or any portion of, the assets, business or properties of any person, unless permitted under the merger agreement;
•	sell or acquire any loans or loan participations, except in the ordinary course of business, or sell or acquire any servicing rights;
•	amend the organizational documents of Home or its subsidiaries;

•	implement or adopt any material change in its accounting principles, practices or methods other than as required by GAAP or any governmental entity;
•	enter into or terminate certain Home contracts, or amend or modify in any material respect or renew certain existing Home contracts;
•	except in the ordinary course of business and involving an amount not in excess of $25,000, settle any claim, action or proceeding, except Home cannot settle any claim, action or proceeding that involves precedent for other similar claims which, in the aggregate, could reasonably be determined to be material to Home and its subsidiaries, taken as a whole;
•	foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report; except that no such report will be required to be obtained with respect to one-to-four family, non-agricultural residential property of five acres or less to be foreclosed upon unless Home or its subsidiary has reason to believe such real property contains any hazardous substances known or reasonably expected to violate or require remediation under environmental laws;
•	in the case of Home Bank, voluntarily make material changes in or to its deposit mix, increase or decrease the rate of interest paid on time deposits or on certificates of deposits, except in a manner pursuant to policies consistent with past practice and competitive factors in the marketplace; incur any liability or obligation relating to retail banking and branch merchandising or marketing activities, except in the ordinary course of business; open any new branch or deposit taking facility; or close or relocate any existing branch or other facility;
•	purchase any equity securities or purchase any debt securities other than securities rated “AA” or higher with a weighted average life of not more than three years or otherwise in the ordinary course of business consistent with Home’s investment policy, or enter into or acquire any derivatives contract or structured note or enter into or modify any existing contracts relating to the purchase or sale of financial or other futures, or any put or call options relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to hedging of interest rate risk;
•	except for emergency repairs or replacements, purchase any fixed assets where the amount paid or committed thereof is in excess of $50,000 individually or $150,000 in the aggregate;
•	make any material change to or fail to comply with loan policies or procedures in effect as of the execution of the merger agreement, or make any loans or extensions of credit, except in the ordinary course of business, provided that any unsecured loan or extension of credit in excess of $1 million or any secured loan or extension of credit in excess of $5 million shall require the prior written approval of Cascade Bank;
•	engage in any new, or invest in any existing, joint venture, partnership, limited liability company or similar activity or engage in any new real estate development or construction activity;
•	take any action that is intended, or is reasonably likely to result in the merger or bank merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•	take any action that is intended or is reasonably likely to result in any of Home’s representations or warranties in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time of the merger, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;
•	except as required by applicable law or regulation, implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur any indebtedness for borrowed money; or incur, assume or become subject to any obligations or liabilities of any other person, other than the issuance of letters of credit in the ordinary course of business or as permitted under the merger agreement;
•	make any charitable or similar contributions, except in amounts not to exceed $5,000 dollars individually and $20,000 in the aggregate;
•	develop, market or implement any new line of business;
•	make, change or revoke any tax election, file any amended tax documents, enter into any tax closing agreement or agree to any tax liability;
•	take any action that is likely to materially impair Home’s ability to perform its obligations under the merger agreement or impair Home Bank’s ability to perform its obligations under the bank merger agreement; and
•	agree or commit to do any of the foregoing.

Cascade’s Conduct of Business Pending the Merger

From the date of the merger agreement until the effective time of the merger, except as expressly contemplated or permitted by the merger agreement or required by any applicable law or governmental entity, or with the prior written consent of Home, Cascade and its subsidiaries must use commercially reasonable best efforts to maintain their business organizations and business relationships, and not voluntarily take any action which is intended to or would be reasonably expected to have an adverse effect or materially delay the ability of Home or Cascade or any of their respective subsidiaries to obtain regulatory approvals or to complete the transactions contemplated by the merger agreement.

During the same period, Cascade has agreed not to, and to cause its subsidiaries not to, take any of the following actions without the prior written consent of Home, except as otherwise expressly contemplated or permitted by the merger agreement or required by applicable law or a governmental entity:

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or ownership interests or any rights to acquire Cascade capital stock or ownership interests, except for the issuance of Cascade common stock upon the exercise of Cascade stock options or the issuance of Cascade common stock, Cascade stock options, Cascade restricted stock awards or similar equity grants pursuant to Cascade stock plans consistent with past practice;
•	issue any other capital securities, including trust preferred or other similar securities, debentures or subordinated notes;
•	amend the organizational documents of Cascade or any of its subsidiaries in a manner that would adversely affect Home or any of its subsidiaries;
•	incur any indebtedness for borrowed money or incur, assume or become subject to any obligations or liabilities of any other person, other than the issuance of letters of credit in the ordinary course of business or as permitted under the merger agreement;
•	take any action that is intended, or is reasonably likely to, result in the merger or bank merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
•	take any action that is intended or is reasonably likely to result in any of Cascade’s representations or warranties in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time of the merger, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;
•	take any action that is likely to materially impair Cascade’s ability to perform its obligations under the merger agreement or impair Cascade Bank’s ability to perform its obligations under the bank merger agreement; and
•	agree or commit to do any of the foregoing.

Regulatory Matters

Cascade has agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this document is a part. Cascade and Home have agreed to use commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and to mail or deliver the joint proxy statement/prospectus to their respective stockholders. Cascade has also agreed to use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the merger and the other transactions contemplated by the merger agreement, and Home has agreed to furnish all information concerning Home and the holders of Home common stock as may be reasonably requested in connection with any such action. In addition, Cascade has agreed to make all necessary filings with respect to the merger and the other transactions contemplated by the merger agreement under the Securities Act, Exchange Act and applicable foreign or state securities laws.

Cascade and Home and their respective subsidiaries have agreed to cooperate with each other and use their respective commercially reasonable best efforts to satisfy the conditions under the merger agreement, promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to complete the merger and the other transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations.

Additionally, each of Cascade and Home have agreed to furnish to the other all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this document, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Cascade, Home or any of their respective subsidiaries to any governmental entity in connection with the merger. For more information see the section entitled “— Access to Information.”

Access to Information

Cascade and Home each agreed that upon reasonable notice and subject to applicable laws relating to the confidentiality of information, they will provide the other party (and its officers, employees, accountants, counsel and other representatives) reasonable access during normal business hours to all properties, books, contracts, records and personnel as may be reasonably requested except as limited by the merger agreement.

Home and its Subsidiaries will permit Cascade and/or an environmental consulting firm selected by Cascade, at Cascade’s sole expense, to conduct Phase I and/or Phase II environmental audits, studies and tests on Home’s real property but, in the event any subsurface or Phase II site assessments are conducted, Cascade must, among other things, indemnify Home and its subsidiaries for all costs and expenses associated with any damages arising related to such assessments and obtain and maintain, or cause its contractors to obtain and maintain, insurance that is reasonably acceptable to Home.

Until the closing of the merger or the termination of the merger agreement, the chief executive officer or chief financial officer of Cascade or Cascade Bank or either of their designees are entitled to attend all meetings of the Home board of directors and the Home Bank board of directors and loan and executive committee meetings in an observational capacity in the manner permitted by the merger agreement.

Under the merger agreement, no investigation by a party or its representatives will affect the representations and warranties of the other party set forth in the merger agreement.

Stockholder Approval

Home agreed to hold a meeting of its stockholders for the purpose of obtaining the necessary Home stockholder vote to adopt the merger agreement and approve the merger. In addition, the Home board of directors agreed, subject to its fiduciary duties, to recommend to the Home stockholders that they vote in favor of the Home merger proposal and otherwise in favor of transactions contemplated by the merger agreement.

Cascade agreed to hold a meeting of its stockholders for the purpose of obtaining the necessary Cascade stockholder vote to approve the merger agreement and the issuance of Cascade common stock pursuant to the merger agreement. In addition, the Cascade board of directors agreed to recommend to the Cascade stockholders that they vote in favor of the merger agreement and the issuance of Cascade common stock pursuant to the merger agreement. Notwithstanding the foregoing, the Cascade board of directors may, at any time prior to obtaining the requisite Cascade stockholder approval, withdraw or adversely modify its recommendation to the Cascade stockholders if the Cascade board of directors determines in good faith (after consultation with counsel) that the failure to change its recommendation would result in a violation of its fiduciary duties under applicable law, provided that the Cascade board of directors will not change its recommendation until at least four business days following Home’s initial receipt of written notice of the proposed change of recommendation, and, after taking into account any amendment or modification to the merger agreement proposed by Home, the Cascade board of directors determines in good faith (after consultation with counsel) that the failure to change its recommendation would result in a violation of its fiduciary duties under applicable law.

Bank Merger

As soon as practicable after the merger of Home into Cascade is completed, Home Bank will merge with and into Cascade Bank. Cascade Bank will be the surviving entity in the bank merger and will assume all rights and obligations of Home Bank in accordance with Oregon and Idaho law, and Home Bank’s separate existence will cease. Upon completion of the bank merger, the Cascade Bank board of directors will constitute the board of directors of the surviving bank.

NASDAQ Listing

Prior to the effective time of the merger, Cascade has agreed to reserve for issuance a sufficient number of shares of Cascade common stock to fulfill its obligations under the merger agreement and use commercially reasonable best efforts to cause such shares to be authorized for listing on NASDAQ, subject to official notice of issuance.

Employee Matters

The merger agreement provides that for the period following the effective time of the merger, Cascade will maintain employee benefit plans and compensation opportunities for the benefit of full-time employees of Home and its subsidiaries as of the closing date of the merger, referred to as covered employees, that provide employee benefits and compensation programs that are, in the aggregate, substantially comparable to the employee benefits and compensation programs that are made available on a uniform and non-discriminatory basis to similarly situated Cascade employees. This obligation does not extend to any of Cascade’s or its subsidiaries’ closed or frozen plans.

To the extent a covered employee becomes eligible to participate in a Cascade benefit plan, Cascade will recognize full-time years of prior service from the most recent date of hire of the covered employee with Home or its subsidiaries for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the effective time of the merger under a comparable Home benefit plan where such covered employee was eligible to participate, provided that such recognition of service will not operate to duplicate any benefits of a covered employee with respect to the same period of service. Additionally, with respect to any Cascade benefit plan that is a health, dental, vision or other similar plan in which any covered employee is eligible to participate for the plan year that such covered employee is first eligible to participate, Cascade or its subsidiaries will use commercially reasonable best efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such Cascade benefit plan to be waived to the extent such condition was or would have been covered under the Home benefit plan in which such covered employee participated immediately prior to the effective time of the merger; and (ii) recognize any health, dental, vision or other similar expenses incurred by such covered employee in the year that includes the closing date of the merger, or, if later, the year in which such covered employee is first eligible to participate, for purposes of any applicable deductible and annual out-of-pocket expense requirements under any health, dental, vision or other welfare plan.

Home agreed to terminate the Home Federal Bank 401(k) and Employee Stock Ownership Plan immediately before the merger is completed. Home also agreed to cause the continuation of, or facilitate the merger of, any of its other benefit plans as requested by Cascade in a timely manner.

Cascade has agreed to honor the obligations of Home and its subsidiaries after the effective time of the merger under Home’s existing severance plan, deferred compensation plan and change in control agreements.

The merger agreement does not limit the right of Cascade, Cascade Bank or any of their subsidiaries from (i) amending or terminating any Home or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, or (ii) retaining the employment of any particular covered employee for any period of time following the closing date of the merger.

Indemnification and Directors’ and Officers’ Insurance

For six years after the effective time of the merger, Cascade will maintain directors’ and officers’ liability insurance covering the individuals presently covered by Home’s current directors’ and officers’ liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the effective time of the merger, on terms which are at least substantially equivalent to the terms of such current policy and with an insurance carrier reasonably acceptable to Home, provided that Cascade shall not be required to expend in the aggregate during the coverage period more than an amount equal to 200% of the annual premium most recently paid by Home, referred to as the insurance amount. If Cascade is unable to maintain or obtain the insurance called for by the merger agreement, Cascade will use commercially reasonable best efforts to obtain as much comparable insurance that is available for the insurance amount, which may be in the form of tail coverage, or Cascade may request Home to obtain such tail coverage at Cascade’s expense prior to the closing date of the merger.

Additionally, for six years after the effective time of the merger, Cascade and its subsidiaries will maintain and preserve the rights to indemnification of Home’s and its subsidiaries’ officers, employees, directors and agents to the maximum extent permitted under Home’s and its subsidiaries’ articles of incorporation and bylaws and applicable law with respect to liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing before the effective time of the merger, including the merger, to the extent not in excess of that permitted by applicable law or regulatory agencies.

No Solicitation

Under the terms of the merger agreement, Home has agreed not to initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in discussions or negotiations, or provide confidential information concerning its or its subsidiaries’ business, properties or assets, or have any discussion with, any person relating to an acquisition proposal. For purposes of this document, an “acquisition proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Home or any of its significant subsidiaries or any proposal or offer to acquire more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Home or any of its significant subsidiaries, other than transactions contemplated by the merger agreement.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances prior to obtaining the requisite Home stockholder vote, in the event Home receives an unsolicited written acquisition proposal and the Home board of directors determines in good faith that there is a reasonable likelihood that it constitutes or is reasonably likely to result in a superior proposal, Home may furnish information regarding Home to the third party making the acquisition proposal pursuant to an acceptable confidentiality agreement and participate in discussions and negotiations with such third party, provided that the Home board of directors determines in good faith, following consultation with outside counsel, that the failure to take such actions would result in a violation of its fiduciary duties under applicable law. For purposes of this document, a “superior proposal” means a written acquisition proposal (except that references in that definition to “more than 20%” are deemed references in this definition to “a majority”) that the Home board of directors concludes is more favorable from a financial point of view to the Home stockholders than the merger, after taking into account the likelihood of consummation of the transaction and all legal, financial, regulatory and other aspects of the proposal.

The Home board of directors has also agreed to recommend that the Home stockholders vote in favor of the merger and the merger agreement. Under the merger agreement, the Home board of directors will not withdraw or adversely modify, or announce its intention to withdraw or adversely modify, its recommendation to the Home stockholders to vote in favor of the merger and the merger agreement. Notwithstanding the foregoing, prior to the receipt of the Home stockholder approval, the Home board of directors may change its recommendation in response to a bona fide written unsolicited acquisition proposal that the Home board of directors determines in good faith (after consultation with outside counsel) is a superior proposal; however, the Home board of directors may not make a change in recommendation or terminate the merger agreement to enter into the superior proposal until Home has given Cascade at least four business days following receipt by Cascade of notice of the Home board of directors’ determination and the reasons therefor, to respond to such acquisition proposal and, after taking into account any amendment or modification to the merger agreement proposed by Cascade, the Home board of directors determines in good faith, after consultation with outside counsel, that such acquisition proposal continues to constitute a superior proposal. In the event an acquisition proposal ceases to constitute a superior proposal and is later amended or modified, such amended or modified acquisition proposal will require Home to give a new notice to Cascade, except the notice period will be three business days instead of four business days, before the Home board of directors can change its recommendation or terminate the merger agreement to enter into the superior proposal.

Home must promptly and, in any event within two business days, advise Cascade if it receives any acquisition proposal and keep Cascade apprised on a current basis of any developments, discussions and negotiations relating to any acquisition proposal.

Conditions to Completion of the Merger

Conditions to Each Party’s Obligations.  The respective obligations of each of Cascade and Home to complete the merger are subject to the satisfaction of the following conditions:

•	the receipt of the requisite approval of the Cascade stockholders and Home stockholders;
•	authorization for the listing on the NASDAQ of the Cascade common stock to be issued in the merger;
•	the effectiveness of the registration statement on Form S-4, of which this document is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;
•	the absence of any order, injunction or decree issued by any court or agency or other law preventing or making illegal the completion of the merger or any of the other transactions contemplated by the merger agreement; and
•	the receipt of all regulatory approvals of governmental entities necessary to complete the transactions contemplated by the merger agreement, and the expiration of all applicable statutory waiting periods.

Conditions to Obligations of Cascade.  The obligation of Cascade to complete the merger is also subject to the satisfaction, or waiver by Cascade, of the following conditions:

•	the accuracy of Home’s representations and warranties in the merger agreement as of the date of the merger agreement and as of the closing date of the merger (other than representations and warranties that by their terms speak specifically as of an earlier date), subject to applicable materiality qualifiers;
•	the performance by Home in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;
•	the receipt by Home of all third-party written consents to the contracts specified in the merger agreement, in form and substance reasonably satisfactory to Cascade, to enable Cascade and its subsidiaries to receive full benefit under such contracts, as further discussed below under the heading “— Third-Party Consents;”
•	the Home closing tangible net worth, as defined under the merger agreement, on the last day of the month preceding the effective time of the merger shall not be less than $150,000,000;

•	all required regulatory approvals must have been received and all applicable statutory waiting periods must have expired, and no regulatory approval may contain any condition or requirement which, individually or in the aggregate, is reasonably expected by Cascade to have a material adverse effect on the surviving company; and
•	the receipt by Home or Home Bank of written consents from the FDIC under all applicable shared-loss agreements to ensure that there will be no adverse change in loss coverage by reason of the merger and the other transactions contemplated by the merger agreement, which consents must be reasonably satisfactory to Cascade.

Conditions to Obligations of Home.  The obligation of Home to complete the merger is also subject to the satisfaction, or waiver by Home, of the following conditions:

•	the accuracy of Cascade’s representations and warranties in the merger agreement as of the date of the merger agreement and as of the closing date of the merger (other than representations and warranties that by their terms speak as of an earlier date), subject to applicable materiality qualifiers;
•	the performance by Cascade in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger; and
•	the receipt of a legal opinion, dated as of the closing date, from its counsel and a copy of the opinion rendered to Cascade from its counsel, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and, in the case of Cascade’s opinion, that the bank merger will not adversely affect such tax qualification.

Third-Party Consents

As indicated above under the heading “— Conditions to Obligations of Cascade,” Cascade’s obligation to complete the merger is subject to the receipt by Home of certain third-party written consents. These consents relate primarily to lease assignments for the following branch locations: Greenwood, Grant Pass Downtown, Grant Pass Downtown Lot, Springfield Gateway, Bend Downtown, Bend South, Medford South, Centennial Loop, Utah and Medford North Shopping Center. Home is in the process of obtaining these written consents and does not expect any difficulty in obtaining them in a timely manner.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the Cascade stockholders or Home stockholders, as applicable:

•	by mutual written consent of Cascade and Home;
•	by either party, if a required governmental approval is denied by a final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the completion of the merger or bank merger, unless denial is attributable to the failure of the terminating party to perform any covenant in the merger agreement;
•	by either Cascade or Home, if the merger has not been completed on or before June 30, 2014, unless the failure to close by such date is due to the terminating party’s failure to observe the covenants and agreements of such party set forth in the merger agreement;
•	by either Cascade or Home, if there is a breach by the other party of any of its covenants or agreements or any of its representations or warranties that would, either individually or in the aggregate with other breaches by such party, result in, if occurring or continuing on the closing date of the merger, the failure of the conditions of the terminating party’s obligation to complete the merger and which is not cured within 20 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement);
•	by Cascade, if (i) the Home board of directors or any committee thereof has failed to recommend to the Home stockholders that they vote to approve the Home merger proposal or changed its recommendation with respect to the Home merger proposal, or (ii) Home failed to substantially comply with its non-solicitation obligations or its obligations to recommend to the Home stockholders the approval of the Home merger proposal;
•	by Home, prior to obtaining the requisite Home stockholder vote, in order to enter into an agreement relating to a superior proposal, provided that Home has not materially breached any of its non-solicitation obligations and complied with the termination fee provision under the merger agreement;
•	by either Home or Cascade, if the Home stockholders do not vote to approve the Home merger proposal at the Home special meeting (including any adjournment or postponement of such meeting), provided that the Home board of directors has not failed to recommend the Home merger proposal or changed its recommendation with respect to the Home merger proposal;
•	by Home, if the Cascade board of directors has failed to recommend to the Cascade stockholders that they vote to approve the Cascade merger proposal and Cascade stock issuance proposal or changed its recommendation with respect to the merger proposal or Cascade stock issuance proposal;
•	by either Home or Cascade, if the Cascade stockholders do not vote to approve the Cascade merger proposal or the Cascade stock issuance proposal at the Cascade special meeting (including any adjournment or postponement of such meeting), provided that the Cascade board of directors has not failed to recommend the Cascade merger proposal or the Cascade stock issuance proposal or changed its recommendation with respect to the Cascade merger proposal or the Cascade stock issuance proposal; and
•	by Home, if after the tenth day immediately preceding the closing date of the merger, the Cascade average closing price is less than $4.25 but not less than $4.00 and the number obtained by dividing the Cascade average closing price by $5.75 falls below the value specified in the merger agreement or the Cascade average closing price is less than $4.00, provided that Home shall not have the right to terminate if Cascade agrees to increase the aggregate stock consideration in accordance with the merger agreement.

Termination Fee

Home must pay Cascade $8,000,000 in same day funds in the event the merger agreement is terminated (i) by Cascade because the Home board of directors fails to recommend or withdraws or adversely modifies its recommendation to the Home stockholders, (ii) by Cascade because Home has materially breached the non-solicitation provisions under the merger agreement or (iii) by Home so that it may enter into an agreement relating to a superior proposal.

Cascade must pay Home $8,000,000 in same day funds in the event the merger agreement is terminated (i) by either Home or Cascade because any governmental entity that must grant a regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity shall have issued a final and nonappealable order, injunction or decree in connection with a required regulatory approval permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, or (ii) by Home because the Cascade board of directors shall have failed to recommend or changed its recommendation to the Cascade stockholders to approve the Cascade merger proposal or the Cascade stock issuance proposal.

Effect of Termination

If the merger agreement is validly terminated, the merger agreement will become void without any liability on the part of any of the parties unless a party willfully and materially breached the merger agreement or engaged in fraud. However, the provisions of the merger agreement relating to confidentiality obligations of the parties, the termination fee, publicity and certain other matters will continue in effect notwithstanding termination of the merger agreement.

Waiver and Amendment of the Merger Agreement

The merger agreement may be amended by the parties at any time before or after approval of the merger proposals by the Cascade stockholders or Home stockholders, as applicable, provided that after any approval of the transactions contemplated by the merger agreement by the Cascade stockholders or Home stockholders, as applicable, there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver must be in a signed writing.

Expenses

All fees and expenses incurred in connection with the merger, the bank merger, the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is completed, except that Home will be responsible for the expenses of printing and mailing the proxy statement to Home stockholders and Cascade will be responsible for the expenses of printing and mailing the proxy statement to Cascade stockholders and all expenses in connection with SEC filings.

Governing Law

The merger agreement is governed by the laws of the State of Delaware (without reference to the conflict of laws principles thereof) and all disputes between the parties arising out of or relating to the merger agreement or the transactions contemplated in the merger agreement must be brought and heard exclusively in courts in the State of Delaware. Each party agreed to waive its respective rights to a jury trial.

Publicity

Neither Home nor Cascade will issue or cause the publication of any press release or other public announcement with respect to the merger without the prior consent of the other party, which consent will not be unreasonably withheld or delayed, unless required by laws or the rules and regulations of NASDAQ.

No Third-Party Beneficiaries

There are no third-party beneficiaries to the merger agreement other than, from and after the effective time of the merger, the rights of the director, officers and certain other persons to be indemnified.

Specific Performance

The parties to the merger agreement are entitled to specific performance of the terms and provisions and to injunctions to prevent breaches of the merger agreement in addition to any other remedies at law or in equity.

Director Agreements

At the request of Cascade, each of Home’s non-employee directors entered into an agreement at the time the merger agreement was executed that will become effective at the closing of the merger. The agreements provide, among other things, that for a period of two years after the completion of the merger such directors will not refer any Home customers to any entity other than Cascade, solicit business of any Home customer away from Cascade or participate as a director, officer, employee or consultant in any financial institution that competes with Cascade.

Voting Agreements

Home Voting Agreements

Cascade entered into Home voting agreements with N. Charles Hedemark, Brad J. Little, Richard J. Navarro, James R. Stamey, Daniel L. Stevens, Robert A. Tinstman, Len E. Williams, Eric S. Nadeau, R. Shane Correa, Cindy L. Bateman and Mark C. Johnson, directors and certain officers of Home, pursuant to which such persons in their capacity as Home stockholders have agreed, subject to the terms of the Home voting agreements, to vote their shares of Home common stock in favor of the Home merger proposal and otherwise in favor of the transactions contemplated by the merger agreement and not to sell or otherwise dispose of any Home common stock until after the Home special meeting. The Home voting agreements will terminate concurrently with a termination of the merger agreement. As of the Home record date, these Home stockholders beneficially owned, in the aggregate, [    ] shares of Home common stock, allowing them to exercise approximately [    ]% of the voting power of Home common stock.

The foregoing description of the Home voting agreements is only a summary, and stockholders are urged to read the form of Home voting agreement attached as Appendix C to this document, which is incorporated in this document by reference.

Cascade Voting Agreements

Home entered into Cascade voting agreements with each of Green Equity Investors V, L.P., David F. Bolger, Lightyear Co-Invest Partnership II, L.P. and Lightyear Fund II, L.P., as stockholders of Cascade, pursuant to which such stockholders have agreed, subject to the terms of the Cascade voting agreements, to vote their shares of Cascade common stock in favor of the Cascade merger proposal and the Cascade stock issuance proposal and, except under certain limited circumstances, not sell or otherwise dispose of any Cascade common stock until after the Cascade special meeting. If the Cascade board of directors withdraws or changes its recommendation, the total number of shares of Cascade common stock subject to the Cascade voting agreements will be reduced to 40% of the total number of issued and outstanding shares of Cascade common stock. As of the record date, these Cascade stockholders beneficially owned, in the aggregate, [    ] shares of Cascade common stock, allowing them to exercise approximately [    ]% of the voting power of Cascade common stock.

The foregoing description of the Cascade voting agreements is only a summary, and stockholders are urged to read the form of Cascade voting agreement attached as Appendix B to this document, which is incorporated in this document by reference.

LITIGATION RELATED TO THE MERGER

On October 16, 2013, Home, its directors and its affiliates were named as defendants in a putative class action and derivative lawsuit in connection with the proposed merger of Home and Banner Corporation, styled Schmidt v. Home Federal Bancorp, Inc., No. 24C13006321, in the Circuit Court for Baltimore City, Maryland. The complaint alleges, among other things, that the merger agreement between Home and Banner Corporation was the product of breaches of fiduciary duty by Home’s directors because the proposed merger did not provide for full and fair value for Home stockholders; the merger agreement contained coercive deal protection measures; and the merger agreement and the proposed merger were approved as a result of improper self-dealing by certain defendants who would receive continued employment pursuant to the merger agreement. The complaint also alleges that Home and Banner Corporation aided and abetted the directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the merger between Home and Banner Corporation. Home believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

On November 8, 2013, Home and its directors were named as defendants in a putative class action and derivative lawsuit in connection with the proposed merger of Home and Cascade, styled Sternheim Family Trust v. Home Federal Bancorp, Inc., No. 24C13006763, in the Circuit Court for Baltimore City, Maryland. The complaint alleges, among other things, that the merger agreement was the product of breaches of fiduciary duty by Home’s directors because the merger does not provide for full and fair value for Home stockholders; the merger agreement contains coercive deal protection measures; and the directors improperly placed their interests ahead of stockholders’ interest in approving the merger agreement and the merger. Additionally, the complaint was amended on January 3, 2014, to include allegations that the Home directors failed to fully disclose material information and made false or misleading statements concerning the merger and the process that led to the merger. The plaintiff seeks, among other things, to enjoin completion of the merger. Home believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the material United States federal income tax consequences of the merger to U.S. holders of Home common stock who exchange shares of Home common stock for shares of Cascade common stock and cash.

For purposes of this discussion, a U.S. holder is a beneficial owner of Home common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof, including the District of Columbia;
•	a trust that (i) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Department of Treasury regulations to be treated as a United States person; or
•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds Home common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Home common stock, you should consult your tax advisor.

This discussion addresses only those Home stockholders who hold their Home common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular Home stockholders in light of their individual circumstances or to Home stockholders who are subject to special rules, such as:

•	financial institutions;
•	pass-through entities and investors in those entities;
•	retirement plans;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities who elect to use a mark to market method of accounting;
•	persons who hold Home common stock as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;
•	expatriates or persons who have a functional currency other than the U.S. dollar;
•	persons who are not U.S. holders; and
•	stockholders who acquired their shares of Home common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan, or through exercise of warrants.

In addition, the discussion does not address any alternative minimum tax, United States federal estate or gift tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

Cascade and Home have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Home to complete the merger is conditioned upon the receipt of an opinion of Vorys, Sater, Seymour and Pease LLP and a copy of the opinion of Hunton & Williams LLP rendered to Cascade, each dated as of the effective time of the merger and based on facts, representations and assumptions described in such opinion, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and in the case of the opinion of Hunton & Williams LLP, that the bank merger will not adversely affect the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Hunton & Williams LLP and Vorys, Sater, Seymour and Pease LLP has delivered an opinion to Cascade and Home, respectively, to the same effect as the opinions described above. These opinions were based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Cascade and Home. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions is binding on the Internal Revenue Service or the courts. Cascade and Home have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each Home stockholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of Home Common Stock

Accordingly, based on the opinions delivered in connection herewith:

•	gain (but not loss) will be recognized by Home stockholders who receive shares of Cascade common stock and cash in exchange for shares of Home common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Cascade common stock and the amount of cash received by a Home stockholder exceeds such stockholder’s basis in its Home common stock, or (ii) the amount of cash received by such Home stockholder (other than any cash received in lieu of a fractional share of Cascade common stock, as discussed below under “— Cash Received In Lieu of a Fractional Share of Cascade Common Stock”);
•	the aggregate basis of the Cascade common stock received by a Home stockholder in the merger (including any fractional share of Cascade common stock deemed to be received and exchanged as discussed below under “— Cash Received In Lieu of a Fractional Share of Cascade Common Stock”) will be the same as such stockholder’s aggregate basis in the Home common stock for which it is exchanged, decreased by the amount of cash received by such stockholder in the merger (other than any cash received in lieu of a fractional share of Cascade common stock) and increased by the amount of gain recognized by such stockholder in the merger (regardless of whether such gain is classified as capital gain or as ordinary dividend income, as discussed below under “— Additional Considerations — Recharacterization of Gain as a Dividend,” but excluding any gain or loss resulting from the deemed receipt and exchange of a fractional share of Cascade common stock); and
•	the holding period of the Cascade common stock received by a Home stockholder in the merger (including any fractional share of Cascade common stock deemed to be received and exchanged as discussed below under “— Cash Received In Lieu of a Fractional Share of Cascade Common Stock”) will include such stockholder’s holding period in the Home common stock for which it is exchanged.

If a Home stockholder acquired different blocks of Home common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Home common stock. In computing the amount of gain recognized, if any, a Home stockholder may not offset a loss realized on one block of stock against the gain realized on another block of stock. Home stockholders should consult their tax advisors regarding the manner in which Cascade common stock and cash received in the merger should be allocated among different blocks of Home common stock and regarding their bases and holding periods in the particular shares of Cascade common stock received in the merger.

Taxation of Capital Gain

Except as described below under “— Additional Considerations — Recharacterization of Gain as a Dividend,” gain that Home stockholders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such stockholders have held (or are treated as having held) their Home common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Home common stock generally will be taxed at preferential rates.

Additional Considerations — Recharacterization of Gain as a Dividend

In some cases, if a Home stockholder actually or constructively owns Cascade common stock other than the Cascade common stock received pursuant to the merger, the gain recognized by such stockholder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each Home stockholder’s particular circumstances, including the application of certain constructive ownership rules, Home stockholders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received In Lieu of a Fractional Share of Cascade Common Stock

A Home stockholder who receives cash in lieu of a fractional share of Cascade common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Cascade. As a result, a Home stockholder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of a fractional share and such stockholder’s basis in the fractional share as set forth above. Except as described above under “— Additional Considerations — Recharacterization of Gain as a Dividend,” this gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, such stockholder’s holding period in the fractional share is greater than one year. The deductibility of capital losses is subject to limitations.

Reporting Requirements

A Home stockholder owning at least 5% (by vote or value) of the outstanding shares of Home common stock or having a basis of $1,000,000 or more in shares of Home common stock, immediately before the merger, is required to file a statement with such stockholder’s United States federal income tax return setting forth such stockholder’s tax basis in and the fair market value of shares of Home common stock exchanged by such stockholder pursuant to the merger. In addition, all Home stockholders will be required to retain records pertaining to the merger.

Backup Withholding and Information Reporting

Payments of cash to a Home stockholder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%), unless the stockholder provides proof of an applicable exemption satisfactory to Cascade and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the stockholder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed consolidated financial statements are based on the separate historical financial statements of Cascade and Home and give effect to the merger, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2013 is presented as if the merger had occurred on September 30, 2013. The unaudited pro forma combined condensed consolidated statements of operations for the nine month period ended September 30, 2013 and the year ended December 31, 2012 give effect to the merger, as if it had been completed as of January 1, 2012. The historical consolidated financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and, with respect to the statements of earnings only, expected to have a continuing impact on consolidated results of operations.

The pro forma adjustments are preliminary, based on estimates, and subject to change. A final determination of the fair values of Home’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Home that exist as of the date of completion of the merger. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented in this document and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final purchase price of the merger will be based on the closing price of Cascade common stock on the closing date of the merger. For purposes of the unaudited pro forma combined condensed consolidated financial information, the fair value of Cascade common stock is $5.96 per share which was the last available closing price prior to the announcement of the transaction. The actual value of Cascade common stock at the completion of the merger could be different.

In connection with the plan to integrate the operations of Cascade and Home following the completion of the merger, Cascade anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, will be incurred. Cascade is not able to determine the timing, nature and amount of these charges as of the date of this document. However, these charges will affect the results of operations of Cascade and Home, as well as those of the surviving company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statements of earnings do not include the effects of the costs associated with any restructuring or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash and stockholders’ equity to reflect the payment of certain anticipated merger costs specified in this document.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements as a result of:

•	changes in the trading price for shares of Cascade common stock;
•	net cash used or generated in Home’s operations between the signing of the merger agreement and completion of the merger;
•	changes in the fair values of Home’s assets and liabilities;
•	other changes in Home’s net assets that occur prior to the completion of the merger, which could cause material changes in the information presented below; and
•	the actual financial results of the surviving company.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements;
•	Cascade’s separate audited historical consolidated financial statements and accompanying notes as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, included in this document;
•	Home’s separate audited historical consolidated financial statements and accompanying notes as of December 31, 2012 and September 30, 2011 and for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, included in this document;
•	Cascade’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2013, included in this document;
•	Home’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three and nine months ended September 30, 2013, included in this document; and
•	other information pertaining to Cascade and Home contained in or incorporated by reference into this document. Please see the sections entitled “Selected Historical Consolidated Financial Data for Cascade” and “Selected Historical Consolidated Financial Data for Home” beginning on page 22 and page 24, respectively.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
September 30, 2013
(Dollars in thousands)

	Cascade Historical	Home Historical	Pro Forma Merger Adjustments		Pro Forma Combined Cascade and Home
Assets:
Cash and due from banks	$129,826	$102,269	$(120,800)	a	$111,295
Investment securities available-for-sale	200,103	414,026	0		614,129
Investment securities held-to-maturity	1,337	0	0		1,337
Federal Home Loan Bank (FHLB) stock	10,006	16,929	0		26,935
Loans held for sale	12,414	0	0		12,414
Loans held for investment	938,158	412,425	(12,800)	b	1,337,783
Less: Allowance for loan losses	21,653	10,583	(10,583)	c	21,653
Loans held for investment, net	916,505	401,842	(2,217)		1,316,130
Premises and equipment, net	33,744	26,592	(3,730)	d	56,606
Bank-owned life insurance (BOLI)	36,364	15,635	0		51,999
Other real estate owned (OREO), net	3,345	6,513	0		9,858
Deferred tax asset (DTA), net	51,463	15,853	1,517	e	68,833
Goodwill	0	0	97,838	f	97,838
Other identifiable intangibles	0	2,168	4,366	g	6,534
Other assets	11,563	14,003	0		25,566
Total assets	$1,406,670	$1,015,830	$(23,026)		$2,399,474
Liabilities and Stockholders’ Equity:
Demand	$459,033	$161,335	$0		$620,368
Interest-bearing demand	541,604	247,099	0		788,703
Savings accounts	47,225	245,023	0		292,248
Time	147,754	178,319	2,262	h	328,335
Total deposits	1,195,616	831,776	2,262		2,029,654
FHLB borrowings	0	511	0		511
Other liabilities	24,178	13,373	0		37,551
Total liabilities	1,219,794	845,660	2,262		2,067,716
Stockholders’ equity	186,876	170,170	(25,288)	i	331,758
Total liabilities and stockholders’ equity	$1,406,670	$1,015,830	$(23,026)		$2,399,474

The accompanying notes are an integral part of these pro forma financial statements.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations
Nine Months Ended September 30, 2013
(In thousands, except per share amounts)

	Cascade Historical	Home Historical	Pro Forma Merger Adjustments		Pro Forma Combined Cascade and Home
Interest income:
Interest and fees on loans and leases	$33,251	$24,751	$885	a	$58,887
Interest on investments	4,059	7,841	0		11,900
Other investment income	173	167	0		340
Total interest income	37,483	32,759	885		71,127
Interest expense:
Deposits	1,387	2,253	(848)	b	2,792
Other borrowings	949	19	0		968
Total interest expense	2,336	2,272	(848)		3,760
Net interest income before loan loss provision	35,147	30,487	1,733		67,367
Loan loss provision	(1,000)	1,553	0		553
Net interest income after loan loss provision	34,147	32,040	1,733		67,920
Non-interest income:
Service charges on deposit accounts	2,245	6,234	0		8,479
Earnings on BOLI	659	350	0		1,009
Mortgage banking income, net	3,504	0	0		3,504
Other income	4,101	(5,099)	0		(998)
Total non-interest income	10,509	1,485	0		11,994
Non-interest expense:
Salaries and benefits	24,239	17,491	0		41,730
Occupancy and equipment	5,021	4,096	(93)	c	9,024
Communications	1,108	2,723	0		3,831
OREO	322	644	0		966
Amortization of intangibles, net	0	354	537	d	891
Professional services and marketing	2,535	2,248	(314)	e	4,469
Other expenses	12,979	2,871	0		15,850
Total non-interest expense	46,204	30,427	130		76,761
Income (loss) before income taxes	(1,548)	3,098	1,603		3,153
Income tax provision (benefit)	(51,159)	1,009	633	f	(49,517)
Net income (loss)	49,611	2,089	970		52,670
Preferred stock dividends and discount accretion	0	0	0		0
Net income (loss) available to common stockholders	$49,611	$2,089	$970		$52,670
Basic earnings (loss) per share	$1.05	$0.15			$0.74
Diluted earnings (loss) per share	$1.05	$0.15			$0.73
Weighted average common shares outstanding – basic	47,175,243	13,696,484	10,612,582	g	71,484,309
Weighted average common shares outstanding – diluted	47,453,095	13,776,096	10,532,970	g	71,762,161

The accompanying notes are an integral part of these pro forma financial statements.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations
Year Ended December 31, 2012
(In thousands, except per share amounts)

	Cascade Historical	Home Historical	Pro Forma Merger Adjustments		Pro Forma Combined Cascade and Home
Interest income:
Interest and fees on loans and leases	$48,832	$40,058	$1,180	a	$90,070
Interest on investments	5,839	8,861	0		14,700
Other investment income	208	230	0		438
Total interest income	54,879	49,149	1,180		105,208
Interest expense:
Deposits	3,091	3,811	(1,131)	b	5,771
Other borrowings	1,908	71	0		1,979
Total interest expense	4,999	3,882	(1,131)		7,750
Net interest income before loan loss provision	49,880	45,267	2,311		97,458
Loan loss provision	(1,100)	1,765	0		665
Net interest income after loan loss provision	48,780	47,032	2,311		98,123
Non-interest income:
Service charges on deposit accounts	3,244	8,653	0		11,897
Earnings on BOLI	1,022	488	0		1,510
Mortgage banking income, net	4,319	0	0		4,319
Other income	4,506	(9,796)	0		(5,290)
Total non-interest income	13,091	(655)	0		12,436
Non-interest expense:
Salaries and benefits	31,559	24,054	0		55,613
Occupancy and equipment	6,145	6,176	(124)	c	12,197
Communications	1,541	3,945	0		5,486
OREO	1,725	736	0		2,461
Amortization of intangibles, net	0	564	624	d	1,188
Professional services and marketing	3,999	3,127	0		7,126
Other expenses	10,872	4,912	0		15,784
Total non-interest expense	55,841	43,514	500		99,855
Income (loss) before income taxes	6,030	2,863	1,811		10,704
Income tax provision (benefit)	79	1,061	715	f	1,855
Net income (loss)	5,951	1,802	1,096		8,849
Preferred stock dividends and discount accretion	0	0	0		0
Net income (loss) available to common stockholders	$5,951	$1,802	$1,096		$8,849
Basic earnings (loss) per share	$0.13	$0.12			$0.12
Diluted earnings (loss) per share	$0.13	$0.12			$0.12
Weighted average common shares outstanding – basic	47,127,737	14,292,815	10,016,251	g	71,436,803
Weighted average common shares outstanding – diluted	47,278,024	14,297,987	10,011,079	g	71,587,090

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note A — Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and results of operations of Cascade resulting from the pending merger acquisition under the purchase method of accounting. Cascade is the acquirer for accounting purposes. Under the purchase method of accounting, the assets and liabilities of Home will be recorded by Cascade at their respective fair values as of the date the merger is completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of Cascade and Home as of September 30, 2013, and assumes that the merger was completed on that date. The unaudited pro forma combined condensed consolidated statements of operations for the nine-month period ended September 30, 2013 and for the year ended December 31, 2012 give effect to the merger as if the merger had been completed on January 1, 2012.

Since the merger is recorded using the purchase method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Cascade’s balance sheet. In addition, certain nonrecurring costs associated with the merger, such as potential severance, professional fees, legal fees and conversion-related expenditures, are expensed as incurred and not reflected in the unaudited pro forma combined condensed consolidated statements of operations.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan and lease losses and the allowance for loan and lease losses, for purposes of the unaudited pro forma combined condensed consolidated statements of operations for the nine months ended September 30, 2013 and the year ended December 31, 2012, Cascade assumed no adjustments to the historical amount of Home’s provisions for loan losses. If such adjustments were estimated, there could be reductions, which could be significant, to the historical amounts of Home’s loan loss provision presented.

The historical results of Home for the nine-month period ended September 30, 2013 included professional fees of $314,000 which were associated with corporate activities, including the pending merger with Cascade.

Note B — Accounting Policies and Financial Statement Classifications

The accounting policies of Home are in the process of being reviewed in detail by Cascade. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C — Merger and Acquisition Integration Costs

In connection with the merger, the plan to integrate the operations of Home is still being developed. The specific details of the plan to integrate the operations of Cascade and Home will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where Cascade may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Cascade also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions. Home’s final transaction costs are the one-time costs arising as a result of the merger and borne by Home. There will be additional one-time costs that will be borne by Cascade. Home estimates that its final transactions costs will not exceed $18.0 million. The total transaction costs, including those borne by Cascade, are estimated to be $23.9 million and are expected to be incurred predominately in 2014. No such costs were considered in the accompanying unaudited pro forma combined condensed consolidated statements of operations.

Note D — Estimated Annual Cost Savings

Cascade expects to realize cost savings from the merger. These cost savings are not reflected in the unaudited pro forma combined condensed consolidated financial information and there can be no assurance they will be achieved in the amount, manner or timing contemplated by the parties.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note E — Pro Forma Adjustments to Balance Sheet

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change. All numbers are in thousands, except percentages.

a) Adjustment for cash and cash equivalents

To reflect use of cash to retire outstanding Home stock options	$(6,781)
To reflect use of cash to purchase outstanding shares of Home common stock	(114,019)
$(120,800)

b) Adjustment to loans, excluding covered loans, net of unearned income

To reflect estimated fair value at closing date of merger, calculated as 3.10% of the Home’s loan balance. The adjustment to loans is related to credit, interest rates and other factors in the acquired loan portfolio. During Cascade’s due diligence on Home, Cascade reviewed loan information across collateral types and geographic distributions. Cascade applied traditional examination methodologies to arrive at the fair value adjustment for the purpose of these pro formas.	$(12,800)
In accordance with GAAP, subsequent to the effective date of the merger, Cascade will record the fair value difference pertaining to the market rate differential and other factors into interest income over the remaining term of the loan portfolio, which is estimated to be five years. In addition, the fact that the loans acquired with deteriorated credit quality are recorded at fair value as of acquisition date could result in a reduction in the amount of loan loss provision expense required on these loans in the future.

c) Adjustment to allowance for loan losses

Since the acquired Home loans are carried at fair value at the acquisition date, there is no carryover of Home’s allowance for loan losses.	$(10,583)

d) Adjustment to properties and equipment, net

To reflect the estimated fair value of Home’s properties and equipment at closing date of merger	$(3,730)

e) Adjustment to deferred tax asset, net

To reflect the net deferred tax asset (liability) created in the merger
Calculated as follows:
Adjustment to loans, net	$(2,217)
Adjustment to premises and equipment, net	(3,730)
Adjustment to deposits	(2,262)
Adjustment to other assets	4,366
Subtotal for fair value adjustments	(3,843)
Calculated deferred tax asset (liability) at Cascade’s estimated statutory rate of 39.50%	$1,517

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note E — Pro Forma Adjustments to Balance Sheet  – (continued)

f)

Represents the recognition of goodwill resulting from the difference between the net fair value of the acquired assets and assumed liabilities and the value of the consideration paid to Home stockholders. The excess of the value of the consideration paid over the fair value of net assets acquired is recorded as goodwill and can be summarized as follows:

Calculation of Pro Forma Goodwill for Home (In thousands of dollars)	September 30, 2013
Cascade shares to be issued to Home stockholders	24,309,066
Value of stock consideration paid to Home stockholders	$144,882
Cash consideration paid to Home stockholders and option holders	120,800
Total pro forma consideration paid	$265,682
Carrying value of Home’s net assets attributable to common stockholders at September 30, 2013	$170,170
Fair value adjustments (debit/credit):
Loans, net	$(2,217)
Premises and equipment, net	(3,730)
Core deposit intangible, net	4,366
Certificates of deposit	(2,262)
Deferred tax effect of adjustments (39.50)%	1,517
Total fair value adjustments	(2,326)
Fair value of net assets acquired on September 30, 2013	$167,844
Excess of consideration paid over fair value of net assets acquired — Goodwill	$97,838

g) Adjustment to core deposit intangible, net

To record the estimated fair value of acquired identifiable intangible assets, calculated as 1% of Home’s core deposits. Core deposits were identified as the demand, savings and money market accounts. Although a core deposit study was not performed for the merger, the fair value adjustment of 1% was determined to be appropriate based on the valuation methodology utilized for Cascade’s prior acquisitions taken in conjunction with a review of Home’s historical deposit trends. A more detailed analysis will be completed upon closing of the merger. The total core deposit intangible was calculated as $6,534. Home is currently carrying a core deposit intangible of $2,168, so the net impact is an increase of $4,366. The acquired core deposit intangible will be amortized over 10 years using the sum-of-the-years-digits method. The estimated life was validated through a review of the core deposit intangible lives utilized by industry peers. The value is net of the write-off of existing core deposit intangibles.	$4,366

h) Adjustment to certificates of deposits

To reflect estimated fair value at merger date based on current market rates for similar products. This adjustment will be accreted into income over the weighted average lives of the certificates of deposits.	$2,262

i) Adjustment to Equity

To eliminate Home historical common equity	$(170,170)
To reflect the issuance of Cascade common stock to Home stockholders	144,882
$(25,288)

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note F — Pro Forma Adjustments to Income Statement

a) Adjustment to loan interest income (12 months ended 12/31/2012)	$1,180
Adjustment to loan interest income (9 months ended 9/30/2013)	$885

To reflect accretion of the loan discount resulting from the loan fair value pro forma adjustment based on a weighted average remaining life of five years. This adjustment will be accreted into income over the weighted average lives of the loans. $6,900 is assumed to be non accretable based on the acquisition of credit impaired loans.

b) Adjustment to deposit interest expense (12 months ended 12/31/2012)	$(1,131)
Adjustment to deposit interest expense (9 months ended 9/30/2013)	$(848)

To reflect amortization of deposit premium resulting from the deposit fair value pro forma adjustment based on the weighted average life of time deposits being two years.

c) Adjustment to occupancy and equipment expense (12 months ended 12/31/2012)	$(124)
Adjustment to occupancy and equipment expense (9 months ended 9/30/2013)	$(93)

To reflect accretion of the fair value mark on premises and equipment resulting from the depreciation expense savings based on a depreciable life of 30 years and using the straight-line method of depreciation.

d) Adjustment to amortization of intangibles, net (12 months ended 12/31/2012)	$624
Adjustment to amortization of intangibles, net (9 months ended 9/30/2013)	$537

To reflect amortization of acquired intangible assets based on amortization period of 10 years and using the sum-of-the-years-digits method of amortization.

e) Adjustment to legal and professional (9 months ended 9/30/2013)
To remove direct, incremental costs of the merger incurred by Cascade and Home.

Adjustment for Cascade M&A related expenses	$0
Adjustment for Home M&A related expenses	$(314)
Aggregate adjustment for M&A related expenses	$(314)

f) Adjustment to income tax provision (12 months ended 12/31/2012)	$715
Adjustment to income tax provision (9 months ended 9/30/2013)	$633

To reflect the income tax effect of pro forma adjustments at Cascade’s estimated statutory tax rate of 39.50%.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note F — Pro Forma Adjustments to Income Statement  – (continued)

g) Adjustment to weighted average number of common shares and diluted common shares

Shares issued by Cascade to Home Stockholders	24,309,066
Removal of weighted average number of Home common shares (12 months ended 12/31/2012)	(14,292,815)
Adjustment to weighted average number of common shares (12 months ended 12/31/2012)	10,016,251

Shares issued by Cascade to Home Stockholders	24,309,066
Removal of weighted average number of diluted Home common shares (12 months ended 12/31/2012)	(14,297,987)

Adjustment to weighted average number of common shares (12 months ended 12/31/2012)	10,011,079

Shares issued by Cascade to Home Stockholders	24,309,066
Removal of weighted average number of Home common shares (9 months ended 9/30/2013)	(13,696,484)
Adjustment to weighted average number of common shares (9 months ended 9/30/2013)	10,612,582

Shares issued by Cascade to Home Stockholders	24,309,066
Removal of weighted average number of diluted Home common shares (9 months ended 9/30/2013)	(13,776,096)
Adjustment to weighted average number of common shares (9 months ended 9/30/2013)	10,532,970

ABOUT CASCADE

Description of Cascade’s Business

Cascade and Subsidiaries

Cascade is a publicly traded bank holding company, incorporated in Oregon, that was formed in 1990 and is headquartered in Bend, Oregon. Cascade common stock trades on the NASDAQ Capital Market under the symbol “CACB.” Cascade and its wholly-owned subsidiary, Cascade Bank, operate in Oregon and Idaho markets. At September 30, 2013, Cascade had total consolidated assets of approximately $1.4 billion, net loans of approximately $0.9 billion and deposits of approximately $1.2 billion. Cascade has no significant assets or operations other than Cascade Bank.

Cascade Bank

Cascade Bank is an Oregon state chartered bank, which opened for business in 1977 and operates 28 branches serving communities in Central, Southern and Northwest Oregon, as well as in the greater Boise/Treasure Valley, Idaho area. Cascade Bank offers a broad range of commercial and retail banking services to its customers. Cascade Bank’s lending activities are focused on small to medium-sized businesses, municipalities and public organizations, and professional and consumer relationships. Cascade Bank provides commercial real estate loans, real estate construction and development loans, and commercial and industrial loans, as well as consumer installment, line-of-credit, credit card and home equity loans. Cascade Bank originates residential mortgage loans that are mainly sold on the secondary market. Cascade Bank provides consumer and business deposit services including checking, money market and time deposit accounts and related payment services, Internet banking, electronic bill payment and remote deposits. In addition, Cascade Bank serves business customer deposit needs with a suite of cash management services. Cascade Bank also provides trust-related services to its clientele.

The principal office of Cascade is located at 1100 NW Wall Street, Bend, Oregon 97701. Cascade’s phone number is (877) 617-3400.

Cascade Trust I and Cascade Statutory Trusts II, III and IV

Cascade established four subsidiary grantor trusts for the purpose of issuing trust preferred securities and common securities. In January 2011, the trust preferred securities, junior subordinated debentures and all related accrued interest were retired in connection with the completion of the Capital Raise discussed below under the heading “— Capital Raise and Sale of Loans Completed in 2011.” In connection with such retirement, the related trusts were also terminated.

Regulatory Orders Terminated in 2013

On September 5, 2013, the FDIC and the Oregon Division terminated the memorandum of understanding, referred to as the MOU, issued to Cascade Bank in March 2013. Prior to March 2013, Cascade Bank was under a cease and desist order, referred to as the Order, issued in August 2009 by the FDIC and the Oregon Division.

On October 23, 2013, the FRB and the Oregon Division terminated the memorandum of understanding, referred to as the FRB-MOU, issued to Cascade in July 2013. Prior to July 8, 2013, Cascade was under a written agreement, referred to as the Written Agreement, with the FRB and the Oregon Division and discussed below under the heading “— Supervision and Regulation,” issued in October 2009.

Capital Raise and Sale of Loans Completed in 2011

In January 2011, Cascade announced the successful completion of a $177.0 million capital raise, referred to as the Capital Raise. New capital investment proceeds in the amount of $167.9 million (net of offering costs) were received on January 28, 2011, of which approximately $150.4 million was contributed to Cascade Bank. In addition, approximately $15.0 million of the Capital Raise proceeds were used to retire $68.6 million of Cascade’s junior subordinated debentures and related accrued interest of $3.9 million, resulting in an approximately $54.9 million pre-tax extraordinary gain recorded in the first quarter of 2011. Prior to the Capital Raise, on November 22, 2010, Cascade effected a one-for-ten reverse stock split.

In September 2011, Cascade Bank entered into a Commercial Loan Purchase Agreement and Residential Loan Purchase Agreement with a third party, referred to as the Bulk Sale, pursuant to which Cascade Bank sold approximately $110.0 million (carrying amount) of certain non-performing, substandard and related performing loans and approximately $2.0 million of OREO. In connection with the Bulk Sale, Cascade Bank received approximately $58.0 million in cash from the buyer, incurred approximately $3.0 million in related closing costs and recorded loan charge-offs totaling approximately $54.0 million.

Business Strategies

Cascade’s ongoing business strategies include: (i) improve core profitability while continuing to reduce the level of non-performing and adversely risk rated loans; (ii) generate loan portfolio growth while diversifying the loan portfolio; (iii) expand low-cost relationship deposits to fund asset growth; (iv) improve operating efficiency; (v) consistently deliver quality customer service and apply technology to enhance the delivery of banking services; (vi) retain a high-performing work force; (vii) target accretive merger and acquisition transactions; and (viii) upon completion of the merger, integrate the acquisition of Home and Home Bank by identifying the best products and services of Cascade Bank and Home Bank and implementing them at the surviving company as well as to pursue other synergies and cost savings identified by Cascade. Because of the uncertainties of the current economic climate and competitive factors, there can be no assurance that Cascade will be successful executing these strategies. Cascade’s mission statement is to be “dedicated to delivering the best in banking for the financial well-being of our customers and shareholders.”

2012 and 2013 have been transition years for Cascade, marked by a return to profitability and a renewed focus on loan origination, including residential mortgage production. Adversely risk rated loans have been reduced since 2011. One of Cascade’s priorities is to continue to improve its credit quality, and 2012 and 2013 credit quality metrics support Cascade’s belief that Cascade is making significant progress relative to this priority.

Business Overview

The United States economy is improving but at a slow pace in the aftermath of a severe recession. While beginning to recover, Cascade’s primary markets of Oregon and Idaho have experienced significant declines in real estate values, and unemployment levels remain elevated.

Employees

Cascade views its employees as an integral resource in achieving its strategies and long-term goals, and considers its relationship with its employees to be strong. Cascade has no employees other than its executive officers, who are also employees of Cascade Bank. Cascade Bank had 391 full-time equivalent employees as of September 30, 2013.

Risk Management

Cascade has risk management policies with respect to identification, assessment and management of important business risks. Such risks include, but are not limited to, credit quality and loan concentration risks, liquidity risk, interest rate risk, economic and market risk, as well as operating risks such as compliance, disclosure, internal control, legal and reputation risks. The Cascade board of directors and related committees review and oversee the implementation of policies that specify various controls and risk tolerances.

Credit risk management objectives include the implementation of loan policies and underwriting practices designed to prudently manage credit risk, and monitoring processes designed to identify and manage loan portfolio risk and concentrations.

Liquidity management policies are designed to maintain an appropriate volume and mix of core relationship deposits and time deposit balances to minimize liquidity risk while efficiently funding Cascade’s loan and investment activities. Historically, Cascade has utilized borrowings from reliable counterparties such as the FHLB and the FRB, with wholesale funds augmenting liquidity from time to time.

Cascade monitors and manages its sensitivity to changing interest rates by utilizing simulation analysis and scenario modeling and by adopting asset and liability strategies and tactics to control the volatility of its net interest income in the event of changes in interest rates.

Operating-related risks are managed through implementation of and adherence to a system of internal controls. Internal controls are subject to testing in the course of internal audit and regulatory compliance activities, and Cascade is subject to the requirements of the Sarbanes-Oxley Act of 2002. Cascade works to enhance its risk management strategies and processes over time. However, there are a wide range of complex risks inherent in Cascade’s business, and there can be no assurance that internal controls will always detect, contain, eliminate or prevent risks that could result in adverse financial results in the future.

Competition

Commercial and consumer banking in Oregon and Idaho are highly competitive businesses. Cascade Bank competes principally with other commercial banks, savings associations, credit unions, mortgage companies, brokers and other non-bank financial services providers. In addition to price competition for deposits and loans, market participants compete with respect to the scope and type of services offered, customer service levels, convenience, fees and service charges. Improvements in technology, communications and the Internet have intensified delivery channel competition. Competitor behavior may result in heightened competition among banking and financial services market participants and thus may adversely affect Cascade’s future profitability.

Cascade believes its community banking philosophy, investments in technology, focus on small and medium-sized businesses and professional and consumer relationships enable it to compete effectively with other financial services providers in its primary markets. Cascade Bank endeavors to offer attractive financial products and services delivered by effective bankers differentiated by their professionalism and customer service. Cascade Bank’s products and services are designed to be convenient, with flexible delivery alternatives. In addition, Cascade Bank’s lending and deposit officers have significant experience in their respective marketplaces. This enables them to maintain close working relationships with their customers. Also, Cascade Bank may buy or sell loan participations with other financial institutions.

Cascade’s original market is Central Oregon where in past years, according to the Environmental Systems Research Institute, Inc. and based primarily on U.S. Census data, population growth was due largely to in-migration of those seeking the quality of life offered by the region. Cascade has grown with the community and held 20% deposit market share in the Bend, Oregon Metropolitan Statistical Area as of June 30, 2013 (excluding broker and Internet CDs) according to the FDIC’s “Deposits Market Share Report.” Prior to 2006, Cascade expanded into Oregon’s Interstate 5 markets as well as the greater Boise/Treasure Valley, Idaho area. At September 30, 2013, loans and deposits in Oregon markets accounted for approximately 79% and 73%, respectively, of total balances, while Idaho loans and deposits were approximately 21% and 27%, respectively, of total balances. Loan competition in Oregon and Idaho is substantial, and success is dependent on price and terms, as well as effectiveness of bankers in building relationships with customers. Cascade is not aware of a comprehensive data base to determine its market share of loans.

Government Policies

The operations of Cascade Bank are affected by state and federal legislative changes and by policies of various regulatory authorities. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Federal Reserve Board and U.S. Department of Treasury fiscal policy, and capital adequacy and liquidity constraints imposed by federal and state regulatory agencies.

Supervision and Regulation

Cascade and Cascade Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Cascade’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Cascade and Cascade Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Cascade’s and Cascade Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Cascade and Cascade Bank to maintain minimum amounts and ratios (set forth in the tables included in Note 20 of the notes to Cascade’s audited consolidated financial statements included elsewhere in this document) of Tier 1 capital to average assets and Tier 1 and total capital to risk-weighted assets (all as defined in the regulations).

Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. Such actions could potentially include a leverage capital limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulator for measuring the capital adequacy of an insured depository institution. In addition, payment of dividends by Cascade and Cascade Bank are subject to restriction by state and federal regulators and availability of retained earnings.

On March 7, 2013, Cascade Bank entered into the MOU with the FDIC and the Oregon Division. In connection with the MOU, the Order between Cascade Bank, the FDIC and the Oregon Division issued in August 2009 was terminated. The MOU restricted Cascade Bank from paying dividends without the written consent of the FDIC and the Oregon Division and required that Cascade Bank maintain higher levels of capital than may be required by published capital adequacy requirements. In particular, the MOU required Cascade Bank to maintain the minimum capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10.00%. As of September 30, 2013 and December 31, 2012, the requirement relating to increasing Cascade Bank’s Tier 1 leverage ratio was met.

On September 5, 2013, the MOU was lifted by the FDIC and the Oregon Division.

On October 26, 2009, Cascade entered into the Written Agreement with the FRB and the Oregon Division, which required Cascade to take certain measures to improve its safety and soundness. Under the Written Agreement, Cascade was required to develop and submit for approval a plan to maintain sufficient capital at Cascade and Cascade Bank within 60 days of the date of the Written Agreement. Cascade submitted a strategic plan on October 28, 2009. As of December 31, 2012, Cascade met the 10% Tier 1 leverage ratio requirement per the Written Agreement. On July 8, 2013, Cascade entered into the FRB-MOU with the FRB and the Oregon Division. In connection with the FRB-MOU, the Written Agreement was terminated.

On October 23, 2013, the FRB-MOU was terminated by the FRB and the Oregon Division.

At December 31, 2012, Cascade Bank met the regulatory benchmarks to be “well-capitalized” under applicable regulations. At December 31, 2012, Cascade Bank met the regulatory benchmarks to be “well-capitalized” under the applicable regulations and the Order, as discussed below. At December 31, 2011, Cascade Bank did not meet the 10% Tier 1 leverage ratio requirement per the Order, and was considered “adequately capitalized” under the applicable regulations. At September 30, 2013 and December 31, 2012, Cascade also met the regulatory benchmarks to be “well-capitalized” under applicable regulations and the Written Agreement, as discussed below under the heading “— Other Federal and State Law — Prompt Corrective Action.” However, at December 31, 2011 Cascade did not meet the Written Agreement’s requirement that Cascade maintain a 10% Tier 1 leverage ratio. As a result, Cascade filed the required update to its capital plan with the FRB and the Oregon Division which was accepted by its regulators.

On August 27, 2009, Cascade Bank entered into an agreement with the FDIC, its principal federal banking regulator, and the Oregon Division which required Cascade Bank to take certain measures to improve its safety and soundness. In connection with that agreement, Cascade Bank stipulated to the issuance by the FDIC and the Oregon Division of the Order based on certain findings from an examination of Cascade Bank concluded in February 2009 that was based upon financial and lending data measured as of December 31, 2008, referred to as the Report of Examination or ROE. In entering into the stipulation and consenting to entry of the Order, Cascade Bank did not concede the findings or admit to any of the assertions therein.

Under the Order, Cascade Bank was required to take certain measures to improve its capital position, maintain liquidity ratios, reduce its level of non-performing assets, reduce its loan concentrations in certain portfolios, improve management practices and board supervision, and assure that its reserve for loan losses be maintained at an appropriate level. Among the corrective actions required were for Cascade Bank to develop and adopt a plan to maintain the minimum capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10% at the Cascade Bank level beginning 150 days from the issuance of the Order. As of December 31, 2012, the requirement relating to increasing Cascade Bank’s Tier 1 leverage ratio was met.

The Order further required Cascade Bank to ensure the level of the reserve for loan losses be maintained at appropriate levels to safeguard the book value of Cascade Bank’s loans and leases, and to reduce the amount of classified loans as of the ROE to no more than 75% of capital. As of December 31, 2012, the requirement that the amount of classified loans as of the ROE be reduced to no more than 75% of capital was met. As required by the Order, all assets classified as “Loss” in the ROE have been charged-off. Cascade Bank also developed and implemented a process for the review and approval of all applicable asset disposition plans.

The Order further required Cascade Bank to maintain a primary liquidity ratio (net cash, plus net short-term and marketable assets divided by net deposits and short-term liabilities) of at least 15.00%.

In addition, pursuant to the Order, Cascade Bank was required to retain qualified management and to notify the FDIC and the Oregon Division in writing before adding any individual to its board of directors or employing any new senior executive officer. Under the Order, the Cascade Bank board of directors also was required to increase its participation in the affairs of Cascade Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all Cascade Bank’s activities. The Order also restricted Cascade Bank from taking certain actions without the consent of the FDIC and the Oregon Division, including paying cash dividends and from extending additional credit to certain types of borrowers.

The Order remained in place and, therefore, Cascade Bank remained subject to the requirements and restrictions set forth therein, until the Order was terminated on March 7, 2013, as discussed above. In connection with the termination of the Order, Cascade Bank entered into the MOU with the FDIC and the Oregon Division, which was lifted by the FDIC and the Oregon Division on September 5, 2013.

The Dodd-Frank Act

The Dodd-Frank Act is resulting in a major overhaul of the current financial institution regulatory system. A summary of certain provisions of the Dodd-Frank Act is set forth below, along with information set forth in the applicable sections below under the heading “— Supervision and Regulation” beginning on page 133. Among other things, the Dodd-Frank Act created the Financial Stability Oversight Council, which focuses on identifying, monitoring and addressing systemic risks in the financial system. The Financial Stability Oversight Council can, among other things, make recommendations for increasingly strict rules for capital, leverage and other requirements to which systemically important financial institutions are subject. It is possible that such provisions may be applied to smaller financial institutions such as Cascade and Cascade Bank by their primary regulators. In addition, branching requirements were relaxed and national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. The Dodd-Frank Act also requires the implementation of the “Volcker Rule” for banks and bank holding companies, which would prohibit proprietary trading, investment in and sponsorship of hedge funds and private equity funds, and otherwise limit the relationships with such funds. In addition, the Dodd-Frank Act repealed the prohibition on paying interest on demand deposits, so that financial institutions are now allowed, but not required, to pay interest on demand deposits. The Dodd-Frank Act also includes provisions that, among other things, reorganize bank supervision and strengthen the authority of the Federal Reserve Board. While many of the Dodd-Frank Act’s provisions do not apply directly to Cascade, it is unclear how the implementing regulations or resulting market pressure may affect Cascade.

The Dodd-Frank Act requires fees charged for debit card transactions to be both “reasonable and proportional” to the cost incurred by the card issuer. The Dodd-Frank Act directs the Federal Reserve Board to define the meaning of such terms. In doing so, the Federal Reserve Board must consider costs incurred by issuers for fraud prevention, but cannot consider other expenses incurred in connection with the authorization, clearance and settlement of electronic debit transactions unless such costs are specific or incremental to the transactions. The Federal Reserve Board published its final rule regarding debit card interchange fees on July 20, 2011, and the rule became effective on October 1, 2011. Under the Federal Reserve Board’s final rule, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is $0.21 per transaction and 5 basis points multiplied by the value of the transaction. Any debit card issuer that has, along with its affiliates (i.e., any company that controls, is controlled by or is under common control with another company), fewer than $10 billion of assets will be exempt from the limit on interchange fees. Cascade believes, however, that market forces may erode the effectiveness of this exemption now that merchants can select more than one network for transaction routing.

Further, the Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other “covered financial institution” that provides an insider or other employee with “excessive compensation” or could lead to a material financial loss to such firm. In June 2010, before the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. Together, the Dodd-Frank Act and the recent guidance on compensation may impact the current compensation policies at banks.

It is difficult to predict at this time what impact the Dodd-Frank Act and implementing regulations will have on community banks like the Cascade Bank, including its lending and credit practices and the potential increase to its costs of regulatory compliance and operations. Moreover, the Dodd-Frank Act requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years and the scope of these regulations cannot be determined at this time.

Consumer Financial Protection Bureau

The Dodd-Frank Act also created a new, independent federal agency called the Consumer Financial Protection Bureau, or CFPB, which is granted broad rule-making, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as Cascade Bank, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but the banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The CFPB has opened inquiries into whether additional rule-making would be appropriate for overdraft protection programs.

The CFPB has already finalized rules relating to remittance transfers under the Electronic Fund Transfer Act, which requires companies to provide consumers with certain disclosures before the consumer pays for a remittance transfer. Although it is difficult to predict at this time the extent to which the CFPB’s final rules impact the operations and financial condition of Cascade Bank, such rules may have a material impact on Cascade Bank’s compliance costs, compliance risk and fee income.

UDAP and UDAAP

Recently, banking regulatory agencies have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act, referred to as the FTC Act, which is the primary federal law that prohibits unfair or deceptive acts or practices, referred to as UDAP, and unfair methods of competition in or affecting commerce. “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with UDAP laws and regulations. However, UDAP laws and regulations have been expanded under the Dodd-Frank Act to apply to “unfair, deceptive or abusive acts or practices,” referred to as UDAAP, which have been delegated to the CFPB for supervision. The CFPB has published its first Supervision and Examination Manual that addresses compliance with and the examination of UDAAP.

Other Federal and State Law

Cascade and Cascade Bank are extensively regulated under federal and Oregon law. These laws and regulations are primarily intended to protect depositors and the deposit insurance fund, not stockholders. The operations of Cascade and Cascade Bank may be affected by legislative changes and by the policies of various regulatory authorities. Management is unable to predict the nature or the extent of the effects on Cascade’s business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

Certain significant laws and regulations that apply to Cascade and Cascade Bank are described below. The discussion of these laws and regulations does not purport to be complete, and is qualified in its entirety by reference to the full text of the laws and regulations.

Bank Holding Company Regulation

Cascade is a one-bank holding company within the meaning of the BHC Act and, as such, is subject to regulation, supervision and examination by the Federal Reserve Board. Cascade is required to file annual reports with the Federal Reserve Board and to provide the Federal Reserve Board such additional information as the Federal Reserve Board may require.

The BHC Act generally requires every bank holding company to obtain the prior approval of the Federal Reserve Board before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5.00% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. The Federal Reserve Board will not approve any acquisition, merger or consolidation that would have a substantial anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers, as well as Community Reinvestment Act performance.

With certain exceptions, the BHC Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5.00% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. In making this determination, the Federal Reserve Board considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency in resources, which can be expected to outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

Regulations Concerning Cash Dividends

The principal source of Cascade’s cash revenues historically has been dividends received from Cascade Bank. Oregon banking laws impose certain limitations on the payment of dividends by Oregon state chartered banks. The amount of the dividend may not be greater than Cascade Bank’s unreserved retained earnings, deducting from that, to the extent not already charged against earnings or reflected in a reserve, the following: (i) all bad debts, which are debts on which interest is past due and unpaid for at least six months, unless the debt is fully secured and in the process of collection; (ii) all other assets charged off as required by the Director of the Department of Consumer and Business Services or a state or federal examiner; and (iii) all accrued expenses, interest and taxes of the institution. During the fourth quarter of 2012, Cascade Bank received regulatory approval to adjust retained earnings to zero at September 30, 2012. The retained earnings account will be replenished through positive earnings from Cascade Bank.

In addition, the appropriate regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends, the payment of which would constitute an unsafe or unsound banking practice.

Under the OBCA, Cascade may declare a dividend to Cascade stockholders only if, after giving it effect, in the judgment of the Cascade board of directors, Cascade would be able to pay its debts as they become due in the usual course of business and Cascade’s total assets would at least equal the sum of its total liabilities (plus the amount that would be needed if Cascade were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution).

Cascade has no plans to pay dividends to Cascade stockholders at this time.

Federal and State Bank Regulation of Cascade Bank

Cascade Bank is a FDIC-insured bank which is not a member of the Federal Reserve System, and is subject to the supervision and regulation of the Oregon Division and the FDIC. These agencies may prohibit Cascade Bank from engaging in what they believe constitute unsafe or unsound banking practices.

The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a bank holding company to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of a bank holding company must have received a rating of at least “satisfactory” in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering approval of a proposed transaction. The most recent CRA rating of Cascade Bank is “satisfactory.”

Cascade Bank is subject to certain restrictions imposed by the Federal Reserve Board and the FDIC on extensions of credit to, and certain other transactions with, executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit: (i) must be made on substantially the same terms, including with respect to collateral, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not described above; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Cascade Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on Cascade Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of Cascade Bank, the imposition of a regulatory order and other regulatory sanctions.

Under the Federal Deposit Insurance Corporation Improvement Act each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards are to cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Cascade believes that Cascade Bank meets substantially all the required standards that have been adopted.

Capital Adequacy

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

The Federal Reserve Board and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. The risk-based guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments. Under the guidelines, banking organizations are required to maintain minimum ratios for Tier 1 capital and total capital to risk-weighted assets (including certain off-balance sheet items, such as letters of credit). For purposes of calculating the ratios, a banking organization’s assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories. A depository institution’s or holding company’s capital, in turn, is classified in one of two tiers, depending on type:

•	Core Capital (Tier 1). Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual stock at the holding company level, minority interests in equity accounts of consolidated subsidiaries, qualifying trust preferred securities, less goodwill, most intangible assets and certain other assets; and
•	Supplementary Capital (Tier 2). Tier 2 capital includes, among other things, perpetual preferred stock and trust preferred securities not meeting the Tier 1 definition, qualifying mandatory convertible debt securities, qualifying subordinated debt, and allowances for possible loan and lease losses, subject to limitations.

Cascade, like other bank holding companies, currently is required to maintain Tier 1 capital and “total capital” (the sum of Tier 1 and Tier 2 capital) equal to at least 4.00% and 8.00%, respectively, of its total risk-weighted assets. Cascade Bank, like other depository institutions, is required to maintain similar capital levels under capital adequacy guidelines. For a depository institution to be considered “well-capitalized” under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 6.00% and 10.00%, respectively, on a risk-adjusted basis.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization’s Tier 1 capital to its total adjusted quarterly average assets (as defined for regulatory purposes). The requirements necessitate a minimum leverage ratio of 3.00% for bank holding companies and banks that have the highest supervisory rating. All other bank holding companies and banks are required to maintain a minimum leverage ratio of 4.00%, unless a different minimum is specified by an appropriate regulatory authority. For a depository institution to be considered “well-capitalized” under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.00%. Under the Order, Cascade Bank was required to maintain a Tier 1 leverage ratio of at least 10.00% to be considered “well-capitalized” for regulatory purposes. Following termination of the Order on March 7, 2013, pursuant to its memorandum of understanding with its regulators, Cascade Bank was required to maintain a Tier 1 leverage ratio of 10.00%. Subsequent to the termination of the MOU, Cascade Bank was required to maintain a Tier 1 leverage ratio of at least 5.00%.

Prompt Corrective Action

The Federal Deposit Insurance Act, as amended, referred to as the FDIA, requires among other things, the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total capital ratio, the Tier 1 capital ratio and the leverage ratio.

Under the regulations adopted by the federal regulatory authorities, a bank will be: (i) “well-capitalized” if the institution has a total risk-based capital ratio of 10.00% or greater, a Tier 1 risk-based capital ratio of 6.00% or greater, and a leverage ratio of 5.00% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.00% or greater, a Tier 1 risk-based capital ratio of 4.00% or greater, and a leverage ratio of 4.00% or greater and is not “well-capitalized;” (iii) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.00%, a Tier 1 risk-based capital ratio of less than 4.00% or a leverage ratio of less than 4.00%; (iv) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.00%, a Tier 1 risk-based capital ratio of less than 3.00% or a leverage ratio of less than 3.00%; and (v) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.00% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its bank holding company if the depository institution would thereafter be “undercapitalized.” “Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. In addition, for a capital restoration plan to be acceptable, the depository institution’s bank holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the bank holding company is limited to the lesser of: (i) an amount equal to 5.00% of the depository institution’s total assets at the time it became undercapitalized; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well-capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions that would be applicable if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

At September 30, 2013, Cascade’s Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 10.44%, 13.41%, and 14.67%, respectively, and Cascade Bank’s Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 10.44%, 13.44%, and 14.70%, respectively, which met regulatory benchmarks for a “well-capitalized” designation. Regulatory benchmarks for a “well-capitalized” designation are 5.00%, 6.00%, and 10.00% for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital, respectively. As of September 30, 2012, Cascade Bank and Cascade met the 10% Tier 1 leverage ratio requirement of the Order and the Written Agreement, respectively.

New Capital Rules

On July 2, 2013, the three federal banking regulators (including the Federal Reserve Board and the FDIC) jointly announced that they were seeking comment on three sets of proposed regulations relating to capital, referred to as the “Basel III Rules.” The Basel III Rules would apply to both depository institutions and (subject to certain exceptions not applicable to Cascade) their holding companies. Although parts of the Basel III Rules would apply only to large, complex financial institutions, substantial portions of the Basel III Rules would apply to Cascade Bank and Cascade. The Basel III Rules include requirements contemplated by the Dodd-Frank Act as well as certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010.

The Basel III Rules include new risk-based and leverage capital ratio requirements refine the definition of what constitutes “capital” for purposes of calculating those ratios. The minimum capital level requirements applicable to Cascade and Cascade Bank under the Basel III Rules are: (i) a new common equity Tier 1 risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6% (increased from 4%); (iii) a total risk-based capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. Common equity Tier 1 capital will consist of retained earnings and common stock instruments, subject to certain adjustments.

The Basel III Rules will also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, will result in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffer amount.

The Basel III Rules would also revise the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including Cascade Bank, if their capital levels do not meet certain thresholds. These revisions are to be effective January 1, 2015. The prompt correction action rules will be modified to include a common equity Tier 1 capital component and to increase certain other capital requirements for the various thresholds. For example, under the proposed prompt corrective action rules, insured depository institutions will be required to meet the following capital levels in order to qualify as “well capitalized:” (i) a new common equity Tier 1 risk-based capital ratio of 6.5%; (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a total risk-based capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (unchanged from current rules).

The Basel III Rules set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk based ratios. Under the Basel III Rules, higher or more sensitive risk weights would be assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures and certain corporate exposures. In addition, the Basel III Rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act; (ii) greater recognition of collateral and guarantees; and (iii) revised capital treatment for derivatives and repo-style transactions.

The Basel III Rules generally become effective beginning January 1, 2015. The conservation buffer will be phased in beginning in 2016 and will take full effect on January 1, 2019. Certain calculations under the Basel III Rules will have also have-in periods.

Deposit Insurance

Substantially all of the deposits of Cascade Bank are insured up to applicable limits by the Deposit Insurance Fund, referred to as the DIF, of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks and savings institutions to $250,000 per depositor. The Dodd-Frank Act temporary provision for unlimited deposit insurance for non-interest bearing transaction accounts expired as of January 1, 2013.

All FDIC-insured institutions are also required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize a predecessor to the DIF. These assessments, which are adjusted quarterly, will continue until the FICO bonds mature in 2017 through 2019. The annual FICO assessment rate for 2013 is 0.64 basis points.

The Dodd-Frank Act requires the FDIC to make numerous changes to the DIF and the manner in which assessments are calculated. The minimum ratio of assets in the DIF to the total of estimated insured deposits is now 1.35%, and the FDIC has until September 30, 2020 to meet the reserve ratio. In February 2011, the FDIC adopted a final rule covering assessments on insured institutions. As required by the Dodd-Frank Act, the February 2011 rule provides that assessments will be based on an insured institution’s average consolidated assets less tangible equity capital, instead of being based on deposits.

For the purpose of determining an institution’s assessment rate, each institution is provided an assessment risk assignment, which is generally based on the risk that the institution presents to the DIF. Insured institutions with assets of less than $10.0 billion are placed in one of four risk categories. These risk categories are generally determined based on an institution’s capital levels and its supervisory evaluation. These institutions will generally have an assessment rate that can range from 2.5 to 45 basis points. However, the FDIC does have flexibility to adopt higher or lower assessment rates without additional rule-making provided that (i) no one such quarterly adjustment is in excess of 2 basis points; and (ii) the net cumulative adjustment cannot exceed 2 basis points. In the future, if the reserve ratio reaches certain levels, these assessment rates will generally be lowered.

Incentive Compensation

In June 2010, the Federal Reserve Board, Office of Comptroller of the Currency, and FDIC issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.

In addition, Section 956 of the Dodd-Frank Act required certain regulators (including the FDIC, SEC and Federal Reserve Board) to adopt requirements or guidelines prohibiting excessive compensation. On April 14, 2011, these regulators published a joint proposed rulemaking to implement Section 956 of the Dodd-Frank Act for depository institutions, their holding companies and various other financial institutions with $1 billion or more in assets. The proposed rule would (i) prohibit incentive-based compensation arrangements for covered persons that would encourage inappropriate risks by providing excess compensation; (ii) prohibit incentive-based compensation arrangements for covered persons that would expose the institution to inappropriate risks by providing compensation that could lead to a material financial loss; (iii) require policies and procedures for incentive-based compensation arrangements that are commensurate with the size and complexity of the institutions; and (iv) require annual reports on incentive compensation structures to the institution’s appropriate federal regulator. The comment period to the proposed rule ended on March 31, 2011. As of the date of this document, the final rule has not yet been published by these regulators.

Cascade is further restricted in its ability to make certain “golden parachute” and “indemnification” payments under Part 359 of the FDIC regulations, and the FDIC also regulates payments to executives under Part 364 of its regulations relating to excessive executive compensation. Lastly, the ability to hire new executive officers without prior notice to the regulators is restricted and, in connection with such notice, the regulators may review the compensation proposals for any such officers.

The Dodd-Frank Act contains a number of provisions relating to compensation applying to public companies such as Cascade. The Dodd-Frank Act added a new Section 14A(a) to the Exchange Act that requires companies to include a separate non-binding resolution subject to stockholder vote in their proxy materials approving the executive compensation disclosed in the materials. In addition, a new Section 14A(b) to the Exchange Act requires any proxy or consent solicitation materials for a meeting seeking stockholder approval of an acquisition, merger, consolidation or disposition of all or substantially all of a company’s assets to include a separate non-binding stockholder resolution approving certain “golden parachute” payments made in connection with the transaction. A new Section 10D to the Exchange Act requires the SEC to direct the national securities exchanges to require companies to implement a policy to “claw back” certain executive payments that were made based on improper financial statements.

Other Legislative and Regulatory Initiatives

In addition to the specific proposals described above, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of Cascade in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Cascade cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of Cascade. A change in statutes, regulations or regulatory policies applicable to Cascade or Cascade Bank could have a material effect on the business of Cascade.

Financial Privacy

The federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, subject to certain exceptions, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

The USA PATRIOT Act, referred to as the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences.

Restrictions on Transactions with Affiliates

Cascade Bank and any subsidiaries it may have are subject to certain restrictions under federal law on extensions of credit by, and certain other transactions with, Cascade and any non-banking affiliates it may have. Federal law generally imposes limitations on, and requires collateral for, extensions of credit by an insured depository institution, such as Cascade Bank, and its non-bank affiliates, such as Cascade. In addition, transactions between an insured depository institution and a non-bank affiliate must generally be on terms at least as favorable to the depository institution as transactions with a non-affiliate.

Reserve Requirements

Cascade Bank is subject to Federal Reserve Board regulations under which depository institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, reserves must be maintained against transaction accounts (primarily NOW accounts and checking accounts). The regulations generally require that for 2013 reserves be maintained in the amount of 3.0% of the aggregate of transaction accounts over $12.4 million up to $79.5 million. Net transaction accounts up to $12.4 million are exempt from reserve requirements. The amount of aggregate transaction accounts in excess of $79.5 million is subject to a reserve ratio of 10.0%. The amounts of transaction accounts subject to the various reserve ratios are generally adjusted by the Federal Reserve Board annually. During 2012 and through September 30, 2013, Cascade Bank was in compliance with the requirements described above.

Source of Strength

Regulations and historical practice of the Federal Reserve Board have required bank holding companies to serve as a source of financial strength for their subsidiary banks. The Dodd-Frank Act codified this requirement, but added managerial strength to the requirement, and extended it to all companies that control an insured depository institution. Accordingly, Cascade is now required to act as a source of financial and managerial strength for Cascade Bank. The appropriate federal banking regulators are required by the Dodd-Frank Act to issue final rules to carry out this requirement.

Risk Retention

The Dodd-Frank Act requires that, subject to certain exemptions, sponsors of mortgage- and other asset-backed securities retain not less than 5% of the credit risk of the related mortgage loans or other assets. In August 2013, the federal banking regulators, together with the SEC, the Federal Housing Finance Agency and the Department of Housing and Urban Development, re-proposed regulations implementing this requirement. Generally, the re-proposed regulations provide various ways in which the retention of risk requirement can be satisfied and also describe exemptions from the retention requirements for various types of assets, including mortgage loans. Final regulations have not yet been adopted.

Consumer Protection Laws and Regulations

Cascade Bank and its affiliates are subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of their business relationships with consumers. While this list is not exhaustive, these include the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the SAFE Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members’ Civil Relief Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair, deceptive and abusive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject Cascade Bank to various penalties, including, but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages and the loss of certain contractual rights. Cascade Bank has a compliance governance structure in place to help insure its compliance with these requirements.

As discussed above under the heading “— Consumer Financial Protection Bureau,” the Dodd-Frank Act established the CFPB as a new independent bureau within the Federal Reserve Board system that is responsible for regulating consumer financial products and services under federal consumer financial laws. The CFPB has broad rulemaking authority with respect to these laws and exclusive examination and primary enforcement authority with respect to banks with assets of $10 billion or more.

The Dodd-Frank Act also contains a variety of provisions intended to reform consumer mortgage practices. The provisions include: (i) a requirement that lenders make a reasonable determination that at the time a residential mortgage loan is consummated the consumer has a reasonable ability to repay the loan and related costs; (ii) a ban on loan originator compensation based on the interest rate or other terms of the loan (other than the amount of the principal); (iii) a ban on prepayment penalties for certain types of loans; (iv) bans on arbitration provisions in mortgage loans; and (v) requirements for enhanced disclosures in connection with the making of a loan. The Dodd-Frank Act also imposes a variety of requirements on entities that service mortgage loans.

The Dodd-Frank Act contains provisions further regulating payment card transactions. The Dodd-Frank Act requires the Federal Reserve Board to adopt regulations limiting any interchange fee for a debit transaction to an amount which is “reasonable and proportional” to the costs incurred by the issuer. The Federal Reserve Board has adopted final regulations limiting the amount of debit interchange fees that large bank issuers may charge or receive on their debit card transactions. There is an exemption from the rules for issuers with assets of less than $10 billion and the Federal Reserve Board has stated that as of May 23, 2013, this exemption was effective. The Federal Reserve Board stated that it will continue to monitor and report to Congress on the effectiveness of the exemption. Nevertheless, it is unclear whether such smaller issuers (which include Cascade Bank) will, as a practical matter, be able to avoid the impact of the regulations. Additional information about the Dodd-Frank Act is under the heading “— The Dodd-Frank Act.”

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control, referred to as the OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Available Information

Cascade files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that Cascade files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, on official business days during the hours of 10:00 am to 3:00 pm. Please call the SEC at 1-800-SEC-0330 or 1-800-732-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains Cascade’s SEC filings, as well as reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, located at http://www.sec.gov. These filings are also accessible free of charge at Cascade’s website at www.botc.com as soon as reasonably practicable after filing with the SEC. By making this reference to Cascade’s website, Cascade does not intend to incorporate into this report any information contained in the website. The website should not be considered part of this document.

Properties

Cascade’s headquarters are located in downtown Bend, Oregon and the building and land are owned by Cascade Bank. Cascade and/or Cascade Bank also own or lease facilities within Cascade’s primary market areas as follows: 16 locations in Oregon located in the counties of Crook, Deschutes, Jackson, Josephine, Marion and Multnomah, and 12 locations in Idaho located in the counties of Ada, Canyon and Payette. Cascade considers its properties to be suitable and adequate for its present needs. For information about Cascade’s lease commitments, see Note 13 of the notes to Cascade’s audited consolidated financial statements included elsewhere in this document.

Legal Proceedings

Cascade is subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on Cascade’s condensed consolidated financial position, results of operations or cash flows.

MARKET PRICE OF AND DIVIDENDS ON CASCADE COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

Cascade Common Stock

Cascade common stock trades on the NASDAQ under the symbol “CACB.” For information related to the high and low closing sales prices of Cascade common stock on the NASDAQ and the cash dividends declared on Cascade common stock, see the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 30.

As of [           ], which is the record date for the Cascade special meeting, there were [    ] shares of Cascade common stock issued and outstanding. Additionally, as of the record date, Cascade had [    ] shares of Cascade common stock reserved for issuance upon exercise of outstanding stock options, [    ] shares of Cascade common stock reserved for issuance pursuant to future grants under Cascade equity compensation plans and [    ] shares of Cascade restricted common stock outstanding under Cascade equity compensation plans.

As of [           ], which is the latest practicable date before the printing of this document, Cascade had [    ] holders of record of Cascade common stock.

Dividends

During 2012 and 2013, Cascade has not declared or paid any dividends on its capital stock. The amount of future dividends on any shares of Cascade capital stock will depend upon Cascade’s earnings, financial condition, capital requirements and other factors and will be determined by the Cascade board of directors. The appropriate regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. Cascade Bank cannot pay dividends on its common stock without the permission of its regulators. Cascade has no plans to pay dividends at this time. For additional information about Cascade’s ability to pay dividends, see the section entitled “About Cascade — Description of Cascade’s Business — Regulations Concerning Cash Dividends” beginning on page 137.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information regarding Cascade common stock that may be issued upon the exercise of options and other rights that have been or may be granted to employees, directors or consultants under all of Cascade’s existing equity compensation plans, as of December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	111,571	$38.92	4,569,295
Equity compensation plans not approved by security holders	None	N/A	N/A
Total	111,571	$38.92	4,569,295

Beneficial Ownership of Principal Stockholders, Directors and Officers of Cascade Before and After Merger

The following table sets forth information concerning the beneficial ownership prior to the completion of the merger and immediately following the completion of the merger, of:

•	each person known by Cascade to beneficially own more than five percent of Cascade’s voting capital stock;
•	each of Cascade’s directors; and
•	all of Cascade’s current directors and executive officers as a group.

The pre-merger percentage of beneficial ownership is calculated in relation to the [    ] shares of Cascade common stock that were outstanding as of [    ], which is the record date for the Cascade special meeting, and the post-merger percentage of beneficial ownership is calculated in relation to an estimated [    ] shares of Cascade common stock of the surviving company outstanding immediately upon completion of the merger. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of [    ], are outstanding for the purpose of computing the percentage of Cascade common stock owned by such person or group. However, such unissued shares of Cascade common stock are not deemed to be outstanding for calculating the percentage of Cascade common stock owned by any other person. The address for each beneficial owner below is 1100 NW Wall Street, Bend Oregon 97701 unless specified otherwise.

	Pre-Merger		Post-Merger
Name of Beneficial Owner	Shares of Cascade Common Stock and Common Stock Equivalents	Percentage of Class	Shares of Cascade Common Stock and Common Stock Equivalents	Percentage of Class
Green Equity Investors V, L.P 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	11,473,443	24.11%	11,473,443	15.96%
Green Equity Investors Side V, L.P 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	11,473,443	24.11%	11,473,443	15.96%
WL Ross & Co. LLC 1166 Avenue of the Americas New York, NY 10036	11,468,750	24.10%	11,468,750	15.95%
Lightyear Fund II, L.P. 375 Park Avenue, 11th Floor New York, NY 10152	11,481,216	24.11%	11,481,216	15.97%
Lightyear Co-Invest Partnership II, L.P. 375 Park Avenue, 11th Floor New York, NY 10152	11,481,216	24.11%	11,481,216	15.97%
David F. Bolger 375 Park Avenue, 11th Floor New York, NY 10152	6,577,072	13.82%	6,577,072	9.15%

	Pre-Merger		Post-Merger
Name of Beneficial Owner	Shares of Cascade Common Stock and Common Stock Equivalents	Percentage of Class	Shares of Cascade Common Stock and Common Stock Equivalents	Percentage of Class
Directors:
Jerol E. Andres, Director	15,426	0.03%	15,426	0.02%
Ryan R. Patrick, Chairman	18,382	0.04%	18,382	0.03%
Henry Hewitt, Director	16,908	0.04%	16,908	0.02%
Patricia L. Moss, Vice Chair	47,241	0.10%	47,241	0.07%
Thomas M. Wells, Director	6,624,587	13.92%	6,624,587	9.21%
Chris Casciato, Director	—	0.00%	—	0.00%
Michael J. Connolly, Director	7,773	0.02%	7,773	0.01%
James B. Lockhart III, Director	12,466	0.03%	12,466	0.02%
J. LaMont Keen, Director	9,191	0.02%	9,191	0.01%
Terry E. Zink, Director and Officer	98,690	0.21%	98,690	0.14%
All Directors and Executive Officers as a Group (16 persons)	7,026,178	14.76%	7,026,178	9.77%

For more information regarding the beneficial ownership of certain stockholders of Cascade and Home, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of Cascade” beginning on page 179 and the section entitled “Security Ownership of Certain Beneficial Owners and Management of Home” beginning on page 182.

Because the market price of Cascade common stock is subject to fluctuation, the market value of the shares of Cascade common stock that holders of Home common stock will receive in the merger may increase or decrease. The foregoing information reflects only historical information. This information may not provide meaningful information to Home stockholders and Cascade stockholders in determining how to vote in connection with the merger. Home stockholders and Cascade stockholders are urged to obtain current market quotations for Cascade common stock and to review carefully the other information contained in this document or referenced in this document. Historical stock prices are not indicative of future stock prices.

CASCADE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the “Selected Historical Consolidated Financial Data for Cascade” section of this document and Cascade’s financial statements and the related notes included in this document. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Cascade’s actual results could differ materially from those anticipated by the forward-looking statements due to important factors including, but not limited to, those set forth in the section entitled “Risk Factors — Risks Related to Cascade’s Business” beginning on page 31.

Regulatory Orders Terminated in 2013

On September 5, 2013, the FDIC and the Oregon Division terminated the MOU, issued to Cascade Bank in March 2013. Prior to March 2013, Cascade Bank was under the Order issued by the FDIC and the Oregon Division in August 2009.

On October 23, 2013, the FRB and the Oregon Division terminated the FRB-MOU issued to Cascade in July 2013. Between October 2009 and July 2013, the Company was under the Written Agreement entered into with the FRB and the Oregon Division in October 2009.

2011 Capital Raise

In January 2011, Cascade completed a $177.0 million Capital Raise, which is described in the section entitled “About Cascade — Description of Cascade’s Business — Capital Raise and Sale of Loans Completed in 2011.” Capital Raise proceeds in the amount of $167.9 million (net of offering costs) were received on January 28, 2011, of which approximately $150.4 million was contributed to Cascade Bank. Approximately $15.0 million of the Capital Raise proceeds were used to extinguish $68.6 million of Cascade’s junior subordinated debentures and $3.9 million of related accrued interest payable, resulting in a pre-tax extraordinary gain of approximately $54.9 million ($32.8 million after tax). During the second quarter of 2011, Cascade received an additional $0.2 million in proceeds from the issuance of an additional 50,000 shares of Cascade common stock in connection with the completion of the Capital Raise. See Note 2 to Cascade’s audited consolidated financial statements included elsewhere in this document for additional information regarding the Capital Raise.

2011 Bulk Sale of Distressed Assets

In September 2011, Cascade Bank entered into the Bulk Sale, pursuant to which Cascade Bank sold approximately $110.0 million (carrying amount) of certain non-performing, substandard and related performing loans and approximately $2.0 million of OREO. In connection with the Bulk Sale, Cascade Bank received approximately $58.0 million in cash from the buyer, incurred approximately $3.0 million in related closing costs and recorded loan charge-offs totaling approximately $54.0 million. See Note 2 to Cascade’s audited consolidated financial statements included elsewhere in this document for additional information regarding these transactions.

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. Cascade believes that its most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments are set forth below.

Reserve for Credit Losses

Cascade’s reserve for credit losses provides for estimated losses based upon evaluations of known and inherent risks in the loan portfolio and related loan commitments. Arriving at an estimate of the appropriate level of reserve for credit losses (which consists of Cascade’s reserve for loan losses and Cascade’s reserve for loan commitments) involves a high degree of judgment and assessment of multiple variables that result in a methodology with relatively complex calculations and analysis. Cascade’s management uses historical information to assess the adequacy of the reserve for loan losses and considers qualitative factors including economic conditions and a range of other factors in its determination of the reserve. On an ongoing basis, Cascade seeks to enhance and refine its methodology such that the reserve is at an appropriate level and responsive to changing conditions. In this regard, as of June 30, 2013, management implemented a homogeneous pool approach to estimating reserves for consumer and small business loans. This change is not expected to have a material effect on the level of the reserve for loan losses. However, Cascade’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The reserve for loan losses is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. The reserve for loan commitments is increased and decreased through non-interest expense. For more discussion of Cascade’s methodology of assessing the adequacy of the reserve for credit losses, see the information under the heading “— Loan Portfolio and Credit Quality.”

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision (credit) for income taxes. A valuation allowance, if needed, reduces deferred tax assets to the expected amount to be realized.

Income tax positions that meet a more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized income tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized income tax benefits would be classified as additional income taxes in the consolidated statements of operations.

Cascade reversed its deferred tax asset, or DTA, valuation allowance as of June 30, 2013 due to management’s determination that it was more likely than not that a significant portion of Cascade’s DTA would be realized. Management’s decision was based upon evidence including Cascade’s positive earnings performance trend, expected continued profitability and financial condition improvement. As of September 30, 2013, Cascade had a deferred tax asset of $51.5 million. This compares to no deferred tax asset as of December 31, 2012 as it was fully reserved against. There are a number of tax issues that impact the deferred tax asset balance, including changes in temporary differences between the financial statement and tax recognition of revenue and expenses, estimates as to the deductibility of prior losses and potential consequences of Section 382 of the Internal Revenue Code.

OREO and Foreclosed Assets

OREO and other foreclosed assets acquired through loan foreclosure are initially recorded at estimated fair value less costs to sell when acquired, establishing a new cost basis. The adjustment at the time of foreclosure is recorded through the reserve for loan losses. Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the OREO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Operating costs associated with the assets after acquisition are also recorded as non-interest expense. Gains and losses on the disposition of OREO and foreclosed assets are netted and posted to other non-interest expenses.

Economic Conditions

Cascade’s business is closely tied to the economies of Idaho and Oregon which in turn are influenced by regional and national economic trends and conditions. Idaho and Oregon have recently been experiencing improved economic trends, including gains in employment and increased real estate activity. National and regional economies and real estate prices are also stabilizing and in certain cases improved; however, lingering effects of the severe economic downturn in 2008 and 2009, including fiscal imbalances, continue to affect employment and business and consumer confidence to some degree and the future direction of the economy remains uncertain. Cascade’s markets continue to be sensitive to real estate values and unemployment rates continue to be higher than prior to the downturn. An unforeseen economic shock or a return of adverse economic conditions could cause deterioration of local economies and adversely affect Cascade’s financial condition and results of operations.

Consolidated Results of Operations — Nine months ended September 30, 2013 and 2012 and Years ended December 31, 2012 and 2011

Net Income/Loss

Cascade’s consolidated results of operations are dependent to a large degree on its net interest income. Cascade also generates other income primarily through service charges and fees, card issuer and interchange fees, earnings on bank-owned-life insurance, referred to as BOLI and mortgage banking income. Cascade’s operating expenses consist in large part of compensation, employee benefits expense, occupancy, communications, equipment, insurance expenses, professional and outside services, and expenses related to OREO. Interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and actions of regulatory authorities.

Net income for the nine months ended September 30, 2013 and 2012 was $49.6 million and $4.6 million, respectively; Cascade recorded net income of $6.0 million in 2012 and a net loss of $47.3 million in 2011. During these periods, net income (loss) per share was $1.05, $0.10, $0.13 and ($1.08), respectively. Net income in 2013 is primarily due to an income tax benefit of $51.2 million realized through the reversal of the valuation allowance against Cascade’s DTA in the second quarter of 2013. 2012’s profit is attributable to significantly reduced credit costs, including a lower loan loss provision and reduced cost incurred in connection with the disposition of OREO. Cascade recorded a $1.0 million loan loss provision in the first nine months of 2013, a $1.1 million loan loss provision in both the first nine months and year of 2012 and a $75.0 million loan loss provision in 2011 due primarily to the Bulk Sale. For the nine months ended September 30, 2013, OREO-related expenses were $0.3 million, compared to $0.8 million for the first nine months of 2012, $1.7 million in 2012 and $17.9 million in 2011. Net income in 2013 and 2012 has also benefited from revenue related to revitalized residential mortgage originations which contributed to $3.5 million for the nine months ended September 30, 2013 compared to $2.9 million for the nine months ended September 30, 2012, $4.3 million for the year ended December 31, 2012, and $0.5 million for the year ended December 31, 2011.

Net Interest Income

For most financial institutions, including Cascade, the primary component of earnings is net interest income. Net interest income is the difference between interest income earned, principally from loans and the investment securities portfolio, and interest paid, principally on customer deposits and borrowings. Changes in net interest income typically result from changes in volume, spread and margin. Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

Net interest income was $35.1 million for the nine months ended September 30, 2013 compared to $37.9 million for the nine months ended September 30, 2012, $49.9 million for the full year of 2012 and $55.4 million in 2011. Yields earned on assets decreased to 4.08% for the nine months ended September 30, 2013 from 4.62% for the comparable period in 2012, 4.52% for 2012 and 4.66% in 2011. This was mainly due to declining market interest rates combined with a change in earning asset mix, whereby lower yielding securities volumes were up while higher yielding loan balances declined. Meanwhile, the average rates paid on interest bearing liabilities for the nine months ended September 30, 2013 was 0.41% compared to 0.70% for the nine months ended September 30, 2102, 0.67% in 2012 and 1.24% in 2011.

Total interest income for the nine months ended September 30, 2013 was $37.5 million compared to $41.9 million for the nine months ended September 30, 2012, $54.9 million for the full year of 2012 and

$67.1 million for 2011. The declines over the periods were due to lower average earning loans coupled with the effects of historically low market interest rates. Total interest expense was $2.3 million for the nine months ended September 30, 2013, $3.9 million for the nine months ended September 30, 2012, $5.0 million for the full year 2012 and $11.7 million for the full year 2011. The continued decline over the periods is due to reduced volumes of time deposits and borrowings which carry higher rates than core deposits. Borrowing rates costs were specifically benefited in 2013 when Cascade Bank paid off $60.0 million of FHLB advances bearing a weighted average interest rate of 3.17%, thereby decreasing interest expense.

Net Interest Margin (NIM)

Cascade’s net interest margin, referred to as NIM, decreased to 3.82% for the nine months ended September 30, 2013 compared to 4.20% for the nine months ended September 30, 2012, 4.11% for 2012 and 3.85% for 2011. The decrease in 2013 was primarily due to decreased rates on earning assets.

The following table presents further analysis of the components of Cascade’s NIM and sets forth for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012 and 2011, information with regard to average balances of assets and liabilities, as well as total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant average yields or rates, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for Cascade:

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012			Year ended December 31, 2012			Year ended December 31, 2011
(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield or Rates	Average Balance	Interest Income/ Expense	Average Yield or Rates	Average Balance	Interest Income/ Expense	Average Yield or Rates	Average Balance	Interest Income/ Expense	Average Yield or Rates
Assets
Investment securities	$227,938	$4,059	2.38%	250,459	$4,462	2.38%	$257,987	$5,839	2.26%	$134,370	$4,961	3.69%
Interest bearing balances due from other banks	93,678	173	0.25%	87,606	163	0.25%	83,735	208	0.25%	211,952	533	0.25%
Federal funds sold	22	—	0.00%	23	—	0.00%	23	—	0.00%	2,261	2	0.09%
Federal Home Loan Bank stock	10,180	—	0.00%	10,469	—	0.00%	10,441	—	0.00%	10,472	—	0.00%
Loans(1)(2)(3)	897,803	33,251	4.95%	861,368	37,231	5.77%	862,057	48,832	5.66%	1,080,120	61,604	5.70%
Total earning assets/interest income	1,229,621	37,483	4.08%	1,209,925	41,856	4.62%	1,214,243	54,879	4.52%	1,439,175	67,100	4.66%
Reserve for loan losses	(24,578)			(40,839)			(39,691)			(38,768)
Cash and due from banks	30,519			30,277			30,142			32,280
Premises and equipment, net	34,294			33,853			33,906			34,610
Accrued interest and other assets	69,200			60,601			59,751			85,638
Total assets	$1,339,056			1,293,817			$1,298,351			$1,552,935
Liabilities and Stockholders’ Equity
Interest bearing demand deposits	$528,894	541	0.14%	502,744	872	0.23%	$501,141	1,051	0.21%	$482,526	2,100	0.44%
Savings deposits	44,164	17	0.05%	36,401	18	0.07%	36,910	23	0.06%	33,445	55	0.16%
Time deposits	133,087	829	0.83%	148,409	1,612	1.45%	144,485	2,017	1.40%	268,592	5,559	2.07%
Other borrowings	49,897	949	2.54%	60,000	1,429	3.18%	60,000	1,908	3.18%	156,963	3,990	2.54%
Total interest bearing liabilities/interest expense	756,042	2,336	0.41%	747,554	3,931	0.70%	742,536	4,999	0.67%	941,526	11,704	1.24%
Demand deposits	402,249			386,021			394,382			399,251
Other liabilities	21,944			24,246			24,260			27,919
Total liabilities	1,180,235			1,157,821			1,161,178			1,368,696
Stockholders’ equity	158,821			135,996			137,173			184,239
Total liabilities and stockholders’ equity	$1,339,056			1,293,817			$1,298,351			$1,552,935
Net interest income		$35,147			$37,925			$49,880			$55,396
Net interest spread			3.67%			3.92%			3.85%			3.42%
Net interest income to earning assets			3.82%			4.20%			4.11%			3.85%

(1)	Average non-accrual loans included in the computation of average loans was approximately $17.6 million and $9.5 million for the nine months ended September 30, 2013 and 2012, respectively, and $11.1 million and $48.4 million for the years ended December 31, 2012 and 2011, respectively.
(2)	Loan related fees, including prepayment penalties, recognized during the period and included in the yield calculation totaled approximately $1.2 million and $1.4 million for the nine months ended September 30, 2013 and 2012, respectively, and $0.5 million and $2.0 million for the year ended December 31, 2012 and 2011, respectively.
(3)	Includes mortgage loans held for sale.

Changes in Interest Income and Expense

The following table shows the dollar amount of the increase (decrease) in Cascade’s consolidated interest income and expense, and attributes such variance to “volume” or “rate” changes.

	Nine months ended September 30, 2013 over 2012			Year ended December 31, 2012 over 2011
	Total Increase (Decrease)	Amount of Change Attributed to		Total Increase (Decrease)	Amount of Change Attributed to
(dollars in thousands)		Volume	Rate		Volume	Rate
Interest income:
Interest and fees on loans	$(3,980)	$1,574	$(5,554)	$(12,772)	$(12,438)	$(334)
Taxable interest on investments	(403)	(402)	(1)	878	4,564	(3,686)
Other investment income	10	11	(1)	(327)	(324)	(3)
Total interest income	(4,373)	1,183	(5,556)	(12,221)	(8,198)	(4,023)
Interest expense:
Interest on deposits:
Interest bearing demand	$(331)	$45	$(376)	$(1,049)	$81	$(1,130)
Savings	(1)	4	(5)	(32)	6	(38)
Time deposits	(783)	(167)	(616)	(3,542)	(2,569)	(973)
Other borrowings	(480)	(241)	(239)	(2,082)	(2,465)	383
Total interest expense	(1,595)	(359)	(1,236)	(6,705)	(4,947)	(1,758)
Net interest income	$(2,778)	$1,542	$(4,320)	$(5,516)	$(3,251)	$(2,265)

Loan Loss Provision

The loan loss provision was $1.0 million for the nine months ended September 30, 2013, $1.1 million for both the nine months ended September 30 and full year 2012 and $75.0 million in 2011. The decrease in 2013 and 2012 was a result of lower charge-offs in the respective years, and reflects a generally improving credit risk profile. The elevated loan loss provision made in 2011 was mainly due to charge-offs incurred in the Bulk Sale, as well as risk rating changes within the loan portfolio and changes in the level of expected losses on impaired loans. At September 30, 2013, the reserve for loan losses was approximately $21.7 million, while the reserve for unfunded commitments was $0.4 million. This compared to a $35.6 million, $27.3 million and $43.9 million reserve for loans losses at September 30, 2012, December 31, 2012 and December 31, 2011, respectively, and $1.6 million, $0.4 million and $1.6 million in the reserve for unfunded commitments at September 30, 2012, December 31, 2012 and December 31, 2011, respectively.

Cascade Bank maintains pooled and impaired loan reserves with additional consideration of qualitative factors and unallocated reserves in reaching its determination of the total reserve for loan losses. The level of reserves is subject to review by Cascade Bank’s regulatory authorities who may require adjustments to the reserve based on their evaluation and opinion of economic and industry factors as well as specific loans in the portfolio.

Non-interest Income

Non-interest income for the nine months ended September 30, 2013 was $10.5 million compared to $9.6 million for the nine months ended September 30, 2012, $13.1 million for the full year 2012 and $11.0 million in 2011. The increase in balances for the year ended December 31, 2012 compared to 2011 was primarily due to a $3.8 million increase in gain on sale of residential mortgage originations. Starting in 2012 and continuing into 2013, mortgage volumes have been increasing due to improving real estate market conditions and low mortgage interest rates. Somewhat offsetting improved mortgage revenue were lower service charges which continued to decline in 2013 and 2012 due to lower transaction volumes and effects of regulatory changes.

Non-interest Expenses

Non-interest expense was $46.2 million for the nine months ended September 30, 2013 compared to $41.8 million for the nine months ended September 30, 2012, $55.8 million in 2012 and $83.2 million in 2011.

Total salaries and benefits was $24.2 million for the nine months ended September 30, 2013 compared to $23.7 million for the same period in 2012. The increase is primarily as a result of a $1.3 million expense for human resource related items including certain incentive and severance obligations incurred in the second quarter of 2013, partially offset by decreased salaries.

Occupancy, equipment and communications expenses, in the aggregate, increased $0.4 million during the nine months ended September 30, 2013 compared to the same period in 2012, primarily due to branch consolidation costs of $0.4 million during the second quarter of 2013.

FDIC insurance has continued to decline for the nine months ended September 30, 2013 compared to the same period in 2012. The decreases are due to reduced monetary assessments by the FDIC as a result of Cascade Bank’s improved financial condition.

OREO expenses decreased $0.5 million in the nine months ended September 30, 2013 compared to the same period in 2012, mainly as a result of significant OREO dispositions during 2012 through the first half of 2013. OREO expenses for the year ended December 31, 2012 declined $16.2 million compared to the year ended December 31, 2011 due to significantly lower valuation allowance additions and lower operating costs. This improvement was achieved in part because of stabilizing real estate prices as well as the 2011 provision of a $5.0 million OREO valuation allowance to expedite disposition of the portfolio. This strategy resulted in a reduction of OREO expenses from $17.9 million at December 31, 2011 to $1.7 million at December 31, 2012. OREO expenses also benefited from lower operating costs on a declining portfolio.

Professional services remained flat for the nine months ended September 30, 2013 compared to the same period in 2012.

Prepayment penalties on FHLB advances of $3.8 million for the nine months ended September 30, 2013 were recorded during the second quarter of 2013. Cascade incurred the penalties to prepay $60.0 million of advances to reduce ongoing interest expense. Prepayment penalties on borrowings were $0 for the same period in 2012, $0 for the year ended December 31, 2012 and $1.3 million for the year ended December 31, 2011.

Other expenses increased by $1.0 million in first nine months of 2013 compared to the same period in 2012 mainly as a result of marketing expenses and an adjustment of Cascade’s tax credit investment.

Much of the reduction in overall non-interest expense from the year-ended December 31, 2011 to the same period in 2012 was a result of lower credit-related costs that reflect the improving economy. Specifically, the reserve for unfunded commitments was reduced by $1.1 million during the year ended December 31, 2012 compared to an increase of $0.6 million during the same period in 2011, as result of changing estimates of applicable loss factors and usage levels for unused loan commitments. In addition, 2011 other expenses were higher than in 2012 due in large part to the $3.4 million write-off of Cascade’s core deposit intangible, referred to as CDI, in 2011, a litigation settlement in 2011 and costs attendant to Cascade’s chief executive officer transition that were incurred in 2011.

The following table details categories of non-interest expense for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 and the year ended December 31, 2012 compared to the year ended December 31, 2011 and the changes therein:

(dollars in thousands)	Nine months ended, September 30, 2013	Nine months ended, September 30, 2012	2013 to 2012 change	Year ended, December 31, 2012	Year ended, December 31, 2011	2012 to 2011 change
Salaries and employee benefits	$24,239	$23,720	$519	$31,559	$31,434	$125
Occupancy	3,830	3,444	386	4,598	4,710	(112)
Communications	1,108	1,149	(41)	1,541	1,653	(112)
Equipment	1,191	1,143	48	1,547	1,583	(36)
FDIC insurance	1,305	2,048	(743)	2,519	3,271	(752)
OREO	322	834	(512)	1,725	17,936	(16,211)
Professional services	2,535	2,630	(95)	3,999	4,356	(357)
Increase (decrease) in reserve for unfunded loan commitments	—	—	—	(1,110)	609	(1,719)
CDI impairment	—	—	—	—	3,436	(3,436)
Prepayment penalties on FHLB and other borrowings	3,827	—	3,827	—	1,291	(1,291)
Other expenses	7,847	6,804	1,043	9,463	12,920	(3,457)
	$46,204	$41,772	$4,432	$55,841	$83,199	$(27,358)

2011 Extraordinary Gain on Extinguishment of Junior Subordinated Debentures

In conjunction with the Capital Raise in 2011, Cascade used approximately $15.0 million of the proceeds to retire $68.6 million of Cascade’s junior subordinated debentures and related accrued interest of $3.9 million, resulting in an approximate $54.9 million pre-tax extraordinary gain ($32.8 million after tax) recorded in the first quarter of 2011.

Income Taxes

During the nine months ended September 30, 2013, Cascade recorded an income tax benefit of $51.2 million as compared to a provision of $0.1 million for the same period in 2012. The income tax benefit for the nine months ended September 30, 2013 is the result of Cascade releasing a DTA allowance of $51.7 million, recorded as a credit to income taxes, during the second quarter of 2013. As a result of the release of the valuation allowance, Cascade is now recording income tax provision based on estimated taxable income. As such, for the three months ended September 30, 2013, Cascade recorded an income tax provision of $0.6 million.

The DTA valuation allowance was established during 2009 due to uncertainty regarding Cascade’s ability to generate sufficient future taxable income to fully realize the benefit of the net DTA. Based on Cascade’s earnings performance trend, expected continued profitability and improvements in Cascade’s financial condition, management determined it was more likely than not that a significant portion of Cascade’s DTA would be realized.

Cascade has evaluated its future taxable earnings projections and, as a result, the entire amount of the deferred tax valuation allowance reversal was determined to be a discrete item.

In assessing Cascade’s ability to utilize its DTA, management considers whether it is more likely than not that some portion or all of the DTA will not be realized. The ultimate realization of DTA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the nature and amount of historical and projected future taxable income, the scheduled reversal of deferred tax assets and liabilities, and available tax planning strategies in making this assessment. The amount of deferred taxes recognized could be impacted by changes to any of these variables.

Financial Condition

Balance Sheet Overview

At September 30, 2013, total assets were $1.4 billion compared to $1.3 million at December 31, 2012 and $1.3 million at December 31, 2011. The increase in total assets during the period ended September 30, 2013 compared to December 31, 2012, primarily resulted from the release of the DTA valuation allowance of $51.7 million in the second quarter of 2013, as well as increases in loans held for sale and net loans, in the aggregate, of $97.5 million and cash and cash equivalents of $16.8 million. These increases were partially offset by a decrease of $57.4 million in investment securities available-for-sale and a decrease of $3.2 million from the disposition of OREO properties. The increase in net loans during the nine months ended September 30, 2013 was primarily the result of an increased shared national credit portfolio included in commercial and industrial loans, augmented by growth in local owner-occupied commercial real estate loans and residential real estate loans in connection with an improved real estate market in the geographic regions in which Cascade operates. The decline in investment securities available-for-sale during both the third quarter and the nine months ended September 30, 2013 was primarily the result of the principal pay downs of Cascade’s mortgage-backed securities and the payoff of short term commercial paper.

Total net loans declined $24.1 million to $829.1 million at December 31, 2012 compared to $853.2 million at December 31, 2011. The lower loan balance was a result of borrower payoffs and paydowns. The investment portfolio increased to $259.4 million at December 31, 2012 as compared to $212.0 million a year earlier as Cascade deployed excess liquidity into securities. As a result of the redeployment of excess liquidity, total cash and cash equivalents at December 31, 2012 decreased $15.4 million or 12.0% from $128.4 million at December 31, 2011. OREO balances at December 31, 2012 were $6.6 million compared to $21.3 million at December 31, 2011, a $14.7 million or 69.2% decline from December 31, 2011. The decline in OREO balances from 2011 to 2012 was primarily a result of dispositions of OREO as a result of a decision by the Cascade board of directors in late 2011 to strategically expedite the liquidation of OREO as part of the effort to reduce classified assets during 2012.

Total deposits increased $119.4 million to $1.2 billion at September 30, 2013, as compared to $1.1 billion at December 31, 2012; however, total deposits had decreased $10.6 million or 1.0% at December 31, 2012 as compared to December 31, 2011. Core deposits (deposits, excluding time) at September 30, 2013 increased $100.9 million or 10.7% from December 31, 2012 and were $121.9 million or 13.2% higher than December 31, 2011 levels, partially offsetting a $13.1 million decline in time deposits at September 30, 2013 compared to December 31, 2011. The shift of deposits from time deposits and interest bearing demand deposits into demand deposits and savings deposits is evidence of an improving deposit mix as customers are moving their cash to more liquid funds, including operating accounts, as opposed to placing their balances in less liquid, term accounts.

Cascade had no borrowings outstanding at September 30, 2013 as $60.0 million in FHLB advances were paid off during the second quarter of 2013. Total borrowings at December 31, 2012 and at December 31, 2011 included the $60.0 million FHLB advances that have since been paid off.

Stockholders’ equity increased to $186.9 million at September 30, 2013, which is a $46.1 million increase over the balance at December 31, 2012 of $140.8 million. This increase is mainly related to the reversal of prior allowance for the DTA discussed elsewhere. Stockholders’ equity at December 31, 2011 was $132.9 million. The changes in equity were a direct result of net income earned in the periods above, offset by an adjustment to accumulated other comprehensive income.

The following sections provide detailed analysis of Cascade’s financial condition, describing its investment securities, loan portfolio composition and credit risk management practices (including those related to the loan loss reserve), as well as its deposits and capital position.

Investment Securities

The following table shows the carrying value of Cascade’s portfolio of investments at September 30, 2013, December 31, 2012 and December 31, 2011:

	September 30, 2013	December 31,
(dollars in thousands)		2012	2011
U.S. Agency mortgage backed securities (MBS)(1)	$176,140	$221,315	$193,877
Non-agency MBS	13,944	20,854	4,115
U.S. Agency asset-backed securities	9,510	9,855	11,013
Commercial paper	—	5,000	—
Obligations of state and political subdivisions	707	1,023	1,334
Total debt securities	200,301	258,047	210,339
Tax credit investments	630	790	1,154
Mutual fund	509	520	501
Total investment securities	$201,440	$259,357	$211,994

(1)	U.S. Agency MBS include private label MBS of approximately $11.8 million, $14.4 million and $13.6 million at September 30, 2013, December 31, 2012 and December 31, 2011, respectively, which are supported by FHA/VA collateral.

Mortgage-backed securities, or MBS, include collateralized mortgage obligations and adjustable rate mortgages, as well as direct pass through securities. Prepayment speeds on mortgages underlying MBS may cause the average life of such securities to be shorter (or longer) than expected.

Cascade’s investment portfolio decreased by $57.9 million from December 31, 2012 compared to September 30, 2013 due to an increase in the principal pay downs of Cascade’s mortgage-backed securities and payoff of short term commercial paper. The portfolio increased by $47.4 million or 22.3% from December 31, 2011 to December 31, 2012 as a result of increased purchases of investment securities by Cascade Bank in an effort to deploy the excess liquidity held by Cascade Bank into earning assets. The following is a summary of the contractual maturities and weighted average yields of investment securities at September 30, 2013:

(dollars in thousands) Type and Maturity	Carrying Value	Weighted Average Yield(1)
U.S. Agency and non-agency MBS
Due within 1 year	$186	0.00	%(2)
Due after 1 but within 5 years	82	3.95%
Due after 5 but within 10 years	44,331	2.37%
Due after 10 years	145,485	2.62%
Total U.S. Agency MBS	190,084	2.56%
U.S. Agency asset-backed securities
Due after 10 years	9,510	4.91%
Total U.S. Agency asset-backed securities	9,510	4.91%
Obligations of state and political subdivisions(1)
Due within 1 year	321	3.92%
Due after 1 but within 5 years	386	3.76%
Total State and Political Subdivisions	707	3.83%
Total debt securities	200,301	2.67%
Mutual fund	509	5.48%
Tax credit investments	630	-20.25%
Total investment securities	$201,440	2.61%

(1)	Yields on tax-exempt securities are not stated on a tax equivalent basis.
(2)	Due within 1 year amounts represent payments receivable.

Investments are mainly classified as “available-for-sale” and consist mainly of MBS and agency notes backed by government sponsored enterprises, such as Ginnie Mae, Fannie Mae and FHLB. Cascade regularly reviews its investment portfolio to determine whether any securities are other-than-temporarily impaired. At September 30, 2013, the investment portfolio had gross unrealized losses on available-for-sale securities of approximately $4.9 million compared to unrealized losses of $0.4 million at both December 31, 2012 and 2011. Management does not believe that these unrealized losses are other-than-temporary.

Loan Portfolio and Credit Quality

Loan Portfolio Composition

Net loans represented approximately 65.2% of total assets as of September 30, 2013. Cascade makes most of its loans to customers located within Cascade’s service areas; however, in 2013 Cascade has grown loans by lending to shared national credits, recorded in the commercial and industrial portfolio. As a result of the economic conditions and characteristics of Cascade’s primary markets, Cascade’s loan portfolio is concentrated in real estate related loans, and real estate lending is expected to continue as a major concentration within the loan portfolio. Cascade has no significant agricultural loans.

The following table presents the composition of Cascade’s September 30, 2013 and December 31 loan portfolio at the dates indicated:

(dollars in thousands)	September 30, 2013	% of gross loans	December 31, 2012	% of gross loans	December 31, 2011	% of gross loans
Commercial real estate:
Owner occupied	$209,830	22.3%	$196,821	22.9%	$250,213	27.8%
Non-owner occupied and other	329,566	35.1%	328,480	38.3%	313,311	34.8%
Total commercial real estate loans	539,396	57.4%	525,301	61.2%	563,524	62.6%
Construction	52,502	5.6%	45,650	5.3%	60,971	6.8%
Residential real estate	100,151	10.7%	85,494	10.0%	83,089	9.2%
Commercial and industrial	211,246	22.5%	162,213	18.9%	150,637	16.8%
Consumer	36,527	3.8%	39,506	4.6%	40,922	4.6%
Total loans	939,822	100.0%	858,164	100.0%	899,143	100.0%
Less:
Deferred loan fees	(1,664)		(1,846)		(2,085)
Reserve for loan losses	(21,653)		(27,261)		(43,905)
Loans, net	$916,505		$829,057		$853,153

The following table provides the geographic distribution of Cascade’s loan portfolio by region as a percent of total company-wide loans at September 30, 2013:

	Central Oregon		Northwest Oregon		Southern Oregon		Idaho		Total
(dollars in thousands)	Amount	% of gross loans	Amount	% of gross loans	Amount	% of gross loans	Amount	% of gross loans	Amount	% of gross loans
Commercial real estate:
Owner occupied	$103,653	21.2%	$30,743	19.1%	$18,986	21.4%	$56,448	28.1%	$209,830	22.3%
Non-owner occupied and other	137,564	28.1%	89,935	55.9%	47,513	53.6%	54,554	27.1%	329,566	35.1%
Total commercial real estate loans	241,217	49.3%	120,678	75.0%	66,499	75.0%	111,002	55.2%	539,396	57.4%
Construction	14,876	3.0%	10,967	6.8%	5,608	6.3%	21,051	10.5%	52,502	5.6%
Residential real estate	64,939	13.3%	3,906	2.4%	5,814	6.6%	25,492	12.7%	100,151	10.7%
Commercial and industrial	150,962	30.9%	20,718	12.9%	7,884	8.9%	31,682	15.8%	211,246	22.5%
Consumer	17,200	3.5%	4,725	2.9%	2,782	3.2%	11,820	5.8%	36,527	3.8%
Total loans	489,194	100.0%	160,994	100.0%	88,587	100.0%	201,047	100.0%	939,822	100.0%

At September 30, 2013, the contractual maturities of all loans by category were as follows:

(dollars in thousands)	Due within one year	Due after one year, but within five years	Due after five years	Total
Commercial real estate:
Owner occupied	$9,912	$63,564	$136,354	$209,830
Non-owner occupied and other	21,847	127,006	180,713	329,566
Total commercial real estate loans	31,759	190,570	317,067	539,396
Construction	18,347	11,315	22,840	52,502
Residential real estate	5,420	34,493	60,238	100,151
Commercial and industrial	33,374	107,959	69,913	211,246
Consumer	2,594	21,872	12,061	36,527
Total loans	$91,494	$366,209	$482,119	$939,822

Commercial Real Estate Loan Concentration Risk

Real estate loans have historically represented a significant portion of Cascade’s overall loan portfolio and real estate is frequently a material component of collateral for Cascade’s loans. Risks associated with real estate loans include fluctuating land values, demand and prices for housing or commercial properties, national, regional and local economic conditions, changes in tax policies, and concentration within Cascade Bank’s market area.

The following provides information on Cascade’s commercial real estate loan portfolio. All such lending activities are subject to the varied risks of real estate lending. Cascade’s loan origination process requires specialized underwriting, collateral and approval procedures, which mitigates, but does not eliminate, the risk that loans may not be repaid.

The $539.4 million commercial real estate, or CRE, portfolio generally represents loans to finance retail, office and industrial commercial properties. The expected source of repayment of CRE loans is generally the operations of the borrower’s business, rents or the obligor’s personal income. CRE loans represent approximately 57% of total loans outstanding as of September 30, 2013. Approximately 39% of CRE loans are made to owner-occupied users of the commercial property, while 61% of CRE loans are to obligors who do not directly occupy the property. Management believes that lending to owner-occupied businesses may mitigate, but not eliminate, commercial real estate risk. However, no assurance can be given that residential real estate or other economic factors will not adversely impact Cascade’s CRE portfolio.

(dollars in thousands)	September 30, 2013	% of total CRE	% of gross loans	December 31, 2012	% of total CRE	% of gross loans
Commercial Real Estate:
Owner occupied	$209,830	39%	22%	$196,821	37%	23%
Non-owner occupied	329,566	61%	35%	328,480	63%	38%
	$539,396	100%	57%	$525,301	100%	61%

Lending and Credit Management

Cascade has a comprehensive risk management process to control, underwrite, monitor and manage credit risk in lending. The underwriting of loans relies principally on an analysis of an obligor’s historical and prospective cash flow augmented by collateral valuation analysis, credit bureau information, as well as business plan assessment. Ongoing loan portfolio monitoring is performed by a centralized credit administration function including review and testing of compliance to loan policies and procedures augmented from time to time with third party credit reviews. Internal and external auditors and bank regulatory examiners periodically sample and test certain credit files as well. Risk of nonpayment exists with respect to all loans, which could result in the classification of such loans as non-performing. Certain specific types of risks are associated with different types of loans.

Reserve for Credit Losses

Cascade’s reserve for credit losses provides for estimated losses based upon evaluations of known and inherent risks in the loan portfolio and related loan commitments. Arriving at an estimate of the appropriate level of reserve for credit losses, which consists of Cascade’s reserve for loan losses and Cascade’s reserve for loan commitments, involves a high degree of judgment and assessment of multiple variables that result in a methodology with relatively complex calculations and analysis. Management uses historical information to assess the adequacy of the reserve for loan losses and considers qualitative factors including economic conditions and a range of other factors in its determination of the reserve. On an ongoing basis, Cascade seeks to enhance and refine its methodology such that the reserve is at an appropriate level and responsive to changing conditions. In this regard, as of June 30, 2013 management implemented a homogeneous pool approach to estimating reserves for certain consumer and small business loans. This change is not expected to have a material effect on the level of the reserve for loan losses. However, Cascade’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The reserve for loan losses is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. The reserve for loan commitments is increased and decreased through non-interest expense.

The following table allocates Cascade’s reserve for credit losses among major loan types at September 30, 2013 and at December 31 for the years indicated.

	September 30, 2013			December 31, 2012
(dollars in thousands)	Reserve for loan and commitment losses	Allocated reserve as a % of loan category	Loan category as a % of total loans	Reserve for loan and commitment losses	Allocated reserve as a % of loan category	Loan category as a % of total loans
Commercial real estate	$11,184	2.1%	57.4%	$11,596	2.2%	61.2%
Construction	598	1.1%	5.6%	1,583	3.5%	5.3%
Residential real estate	2,669	2.7%	10.7%	3,551	4.2%	10.0%
Commercial and industrial	5,345	2.5%	22.5%	7,267	4.5%	18.9%
Consumer	1,535	4.2%	3.8%	2,177	5.5%	4.6%
Committed/unfunded	440	—	—	440	—	—
Unallocated	322	—	—	1,087	—	—
Total reserve for credit losses	$22,093	2.4%	100.0%	$27,701	3.2%	100.0%

	December 31, 2011
(dollars in thousands)	Reserve for loan and commitment losses	Allocated reserve as a % of loan category	Loan category as a % of total loans
Commercial real estate	$21,648	3.8%	62.6%
Construction	5,398	8.9%	6.8%
Residential real estate	3,259	3.9%	9.2%
Commercial and industrial	11,291	7.5%	16.8%
Consumer	2,292	5.6%	4.6%
Committed/unfunded	1,550	—	—
Unallocated	17	—	—
Total reserve for credit losses	$45,455	5.1%	100.0%

The following table summarizes Cascade’s reserve for loan losses and charge-off and recovery activity for the nine months ended September 30, 2013 and for the years ended December 31, 2012 and 2011:

	Nine months ended September 30,		Year ended December 31,
(dollars in thousands)	2013	2012	2012	2011
Loans outstanding at end of period, net of deferred loan fees	$938,158	$862,673	$856,318	$897,058
Average loans outstanding during the period	$897,803	$861,368	$862,057	$1,080,120
Reserve for loan losses, balance beginning of period	$27,261	$43,905	$43,905	$46,668
Recoveries:
Commercial real estate:	294	184	198	119
Construction	412	479	584	1,551
Residential real estate	216	238	262	164
Commercial and industrial	1,900	831	3,094	1,453
Consumer	190	260	311	305
	$3,012	$1,992	$4,449	$3,592
Loans charged-off:
Commercial real estate:	(1,736)	(4,546)	(13,079)	(22,717)
Construction	(1,738)	(59)	(264)	(30,824)
Residential real estate	(508)	(2,527)	(2,620)	(5,217)
Commercial and industrial	(4,811)	(3,261)	(5,024)	(20,106)
Consumer	(827)	(961)	(1,206)	(2,491)
	(9,620)	(11,354)	(22,193)	(81,355)
Net loans charged-off	(6,608)	(9,362)	(17,744)	(77,763)
Provision charged to operations	1,000	1,100	1,100	75,000
Reserve for loan losses, balance end of period	$21,653	$35,643	$27,261	$43,905
Ratio of net loans charged-off to average loans outstanding	0.74%	1.09%	2.06%	7.20%
Ratio of reserve for loan losses to loans at end of period	2.31%	4.14%	3.18%	4.89%

The following table presents information with respect to non-performing assets, or NPAs, for the dates presented. As of September 30, 2013, commercial real estate represented about 55.1% of NPAs; construction 24.4%; residential real estate 4.0%; commercial and industrial 16.3%; and consumer 0.2%.

	September 30, 2013	December 31,
(dollars in thousands)		2012	2011
Loans on nonaccrual status	$8,984	$17,220	$9,111
Loans past due 90 days or more but not on nonaccrual status	27	1,533	23
OREO	3,345	6,552	21,270
Total non-performing assets	$12,356	$25,305	$30,404
Selected ratios:
Non-performing loans to total gross loans	0.96%	2.19%	1.02%
NPAs to total gross loans and OREO	1.31%	2.93%	3.31%
NPAs to total assets	0.88%	1.94%	2.32%

The following table presents the composition of NPAs as of the dates presented:

	September 30, 2013	December 31,
(dollars in thousands)		2012	2011
Commercial real estate:
Owner occupied	$5,649	$4,836	$1,930
Non-owner occupied and other	1,153	8,618	4,619
Total commercial real estate loans	6,802	13,454	6,549
Construction	3,017	6,833	15,322
Residential real estate	499	1,774	5,966
Commercial and industrial	2,011	3,231	2,544
Consumer	27	13	23
Total non-performing assets	12,356	25,305	30,404

The accrual of interest on a loan is discontinued when, in management’s judgment, the future collectability of principal or interest is in doubt. Loans placed on nonaccrual status may or may not be contractually past due at the time of such determination, and may or may not be secured. When a loan is placed on nonaccrual status, it is Cascade Bank’s policy to reverse, and charge against current income, interest previously accrued but uncollected. Interest subsequently collected on such loans is credited to loan principal if, in the opinion of management, full collectability of principal is doubtful.

During Cascade’s normal loan review procedures, a loan is considered to be impaired when it is probable that Cascade will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Certain small balance homogeneous loans are collectively measured for impairment. Impaired loans are charged to the allowance when management believes, after considering economic and business conditions, collection efforts and collateral position that the borrower’s financial condition is such that collection of principal is not probable. At September 30, 2013, Cascade’s recorded investment in certain loans that were considered to be impaired was $44.4 million and specific valuation allowances were $2.2 million. At December 31, 2012, Cascade’s recorded investment in certain loans that were considered to be impaired was $68.7 million and specific valuation allowances were $3.8 million. Impaired loans were $72.0 million with specific valuation allowances of $11.2 million at December 31, 2011.

The following table presents the loans accounted for as troubled debt restructurings, referred to as TDRs, as of the dates presented:

	September 30, 2013	December 31,
(dollars in thousands)		2012	2011
TDR balance	$35,936	$44,968	$45,597
TDRs classified as non-accrual loans	$1,704	$1,406	$1,851
Remaining commitments to lend on TDRs	$—	$962	$33

The TDRs presented for the dates presented above are classified as impaired loans and, in the opinion of management, were reserved appropriately.

Management, to the best of its ability, works to properly classify loans. As of September 30, 2013, management was unaware of any loans which are not disclosed above as nonaccrual, past due or TDR and with respect to which there was known information about possible credit problems of the borrowers that caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as nonaccrual, past due or TDR.

Bank-Owned Life Insurance

Cascade has purchased bank-owned life insurance, or BOLI, to protect itself against the loss of certain key employees and directors due to death and to offset Cascade Bank’s future obligations to its employees under its retirement and benefit plans. During the nine months ended September 30, 2013 and the years ended December 31, 2012 and December 31, 2011, Cascade Bank did not purchase any new BOLI. The cash surrender value of Cascade Bank’s total life insurance policies was $36.4 million, $35.7 million and $34.7 million at September 30, 2013, December 31, 2012 and 2011, respectively. Cascade Bank recorded income from the BOLI policies for the nine month ended September 30, 2013 of $0.7 million, $1.0 million for the year ended December 31, 2012 and $1.2 million for the year ended December 31, 2011.

Cascade owns both general account and separate account BOLI. The separate account BOLI was purchased in the fourth quarter of 2006 as an investment expected to provide a long-term source of earnings to support existing employee benefit plans. The fair value of the general account BOLI is based on the insurance contract cash surrender value. The cash surrender value of the separate account BOLI is the quoted market price of the underlying securities, further supported by a stable value wrap which mitigates, but may not fully insulate against, changes in the fair market value of the underlying securities.

Liabilities

Deposit Liabilities and Time Deposit Maturities

At September 30, 2013, total deposits were $1.20 billion, compared to $1.08 billion at December 31, 2012 and $1.09 billion at December 31, 2011. The increase from December 31, 2012 to September 30, 2013 was primarily due to an influx of deposits from Cascade Bank’s public entities, such a municipalities, as well as an increase in title company funds at the end of the third quarter of 2013. The decline in balances from December 31, 2011 to December 31, 2012 was mainly related to reduction of time deposits including call and prepayment of internet certificates of deposits towards the end of 2011. The stability of these deposits relates in part to continued customer confidence after the Capital Raise discussed elsewhere in this document. Cascade had no borrowings at September 30, 2013 due to repayment of $60.0 million of FHLB advances in the second quarter of 2013. Borrowings at December 31, 2012 were $60.0 million and remained unchanged from December 31, 2011.

At September 30, 2013, December 31, 2012 and December 31, 2011, Cascade did not have any wholesale brokered deposits. Banks that are not “well-capitalized” are restricted from accessing wholesale brokered deposits, and while Cascade Bank meets the requirements necessary for a “well-capitalized” designation, through March 7, 2013 the Order restricted Cascade Bank’s ability to accept additional brokered deposits, including Cascade Bank’s reciprocal Certificate of Deposit Account Registry Service program, for which it previously had a temporary waiver from the FDIC. As a result of the lifting of the MOU and FRB-MOU, Cascade is under no restrictions from accepting wholesale brokered deposits.

The following table summarizes the average amount of, and the average rate paid on, each of the deposit categories for the periods shown:

	Nine months ended September 30,				Years ended December 31,
	2013 Average		2012 Average		2012 Average		2011 Average
(dollars in thousands)	Amount	Rate Paid	Amount	Rate Paid	Amount	Rate Paid	Amount	Rate Paid
Demand	$402,249	N/A	$386,021	N/A	$394,382	N/A	$399,251	N/A
Interest-bearing demand	528,894	0.14%	502,744	0.23%	501,141	0.21%	482,526	0.44%
Savings	44,164	0.05%	36,401	0.07%	36,910	0.06%	33,445	0.16%
Time	133,087	0.83%	148,409	1.45%	144,485	1.40%	268,592	2.09%
Total Deposits	$1,108,394		$1,073,575		$1,076,918		$1,183,814

As of September 30, 2013, Cascade’s time deposit liabilities had the following times remaining to maturity:

	Time deposits of $100,000 or more(1)		All other Time deposits(2)
(dollars in thousands)	Amount	Percent	Amount	Percent
Due in 3 months or less	$21,199	21.0%	$9,823	21.0%
Due after 3 months through 6 months	23,904	23.7%	8,259	17.6%
Due after 6 months through 12 months	14,437	14.3%	12,966	27.7%
Due after 12 months	41,345	41.0%	15,821	33.7%
Total	$100,885	100.0%	$46,869	100.0%

(1)	Time deposits of $100,000 or more represent 8.4% of total deposits as of September 30, 2013.
(2)	All other time deposits represent 3.9% of total deposits as of September 30, 2013.

2011 Extinguishment of Junior Subordinated Debentures

The purpose of Cascade’s $68.6 million of junior subordinated debentures was to fund the cash portion of the F&M Holding Company acquisition in 2006, to support general corporate purposes and to augment regulatory capital. In January 2011, Cascade exchanged its trust preferred securities for senior notes in the aggregate principal amount of $13.3 million representing 20% of the original balance of the trust preferred securities. Following the Capital Raise, the notes were extinguished for cash and the liability for trust preferred securities debt was fully extinguished, which resulted in a pre-tax extraordinary gain of approximately $54.9 million for Cascade in the first quarter of 2011.

Other Borrowings

At September 30, 2013, Cascade Bank had no borrowings outstanding as it repaid $60.0 million of FHLB advances in the second quarter of 2013. Cascade incurred prepayment penalties of $3.8 million. At December 31, 2012, Cascade Bank had a total of $60.0 million in long-term borrowings from FHLB of Seattle with maturities ranging from 2014 to 2017, bearing a weighted-average rate of 3.13% and no borrowings with the FRB. The borrowings remain unchanged from December 31, 2011. In February, May and September 2011, Cascade Bank repaid an aggregate of approximately $135.0 million in FHLB advances with maturity dates during 2011 and early 2012. As a result of such early prepayments, Cascade incurred prepayment penalties of approximately $0.8 million. In addition, at December 31, 2011, Cascade Bank had $30.0 million in off-balance sheet FHLB letters of credit used for collateralization of public deposits held by Cascade Bank, which is a reduction to the available line of credit with the FHLB. As of December 31, 2012, Cascade Bank had none.

In September 2011, Cascade Bank repaid, in full, $41.0 million of senior unsecured debt issued under the FDIC’s Temporary Liquidity Guarantee Program, or TLGP debt. Cascade Bank incurred penalties of approximately $0.5 million to repay the debt. The costs included payment of interest through the originally scheduled maturity date of February 12, 2012, charge-off of the remaining issuance costs which were previously amortized on a straight line basis, and charge-off of the remaining 1.00% per annum FDIC insurance assessment applicable to the TLGP debt.

Off-Balance Sheet Arrangements

A schedule of significant off-balance sheet commitments at September 30, 2013 and December 30, 2012 is included in the following table (dollars in thousands):

	September 30, 2013	December 31, 2012
Commitments to extend credit	$230,387	$224,531
Commitments under credit card lines of credit	23,646	22,847
Standby letters of credit	2,191	4,221
Total off-balance sheet financial instruments	$256,224	$251,599

Stockholder’s Equity and Capital Resources

Cascade’s total stockholders’ equity at September 30, 2013 was $186.9 million, an increase of $46.1 million from $140.8 million at December 31, 2012. The balance at December 31, 2012 was also an increase of $7.9 million from December 31, 2011. The increase in total stockholders’ equity from December 31, 2012 to September 30, 2013 was primarily due to the net income recorded for the nine months ended September 30, 2013 of $49.6 million, which was the result of the release of $51.7 million DTA valuation allowance during the second quarter of 2013. The increase in stockholders’ equity from December 31, 2011 to December 31, 2012 primarily resulted from the net income for the year ended December 31, 2012 of $6.0 million and an increase in accumulated other comprehensive income of approximately $1.0 million.

Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulator for measuring the capital adequacy of an insured depository institution. As mentioned earlier in this report, as of September 30, 2013, the MOU that Cascade Bank had been under since March 7, 2013 had been lifted. At December 31, 2012, Cascade Bank was operating under the Order. At September 30, 2013, Cascade was operating under the FRB-MOU described above; however, this was lifted effective October 23, 2013.

At September 30, 2013, Cascade’s Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 10.44%, 13.41% and 14.67%, respectively, and Cascade Bank’s Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 10.44%, 13.44% and 14.70%, respectively, which meet regulatory benchmarks for a “well-capitalized” designation. Regulatory benchmarks for a “well-capitalized” designation are 5.00%, 6.00% and 10.00% for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital, respectively. However, in accordance with the FRB-MOU, Cascade was required to maintain a Tier 1 leverage ratio of at least 10.00% to be considered “well-capitalized.” The FRB-MOU was lifted effective October 23, 2013.

At December 31, 2012, Cascade’s Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 10.44%, 14.12% and 15.39%, respectively, and Cascade Bank’s Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 10.42%, 14.09% and 15.36%, respectively, which meet regulatory benchmarks for a “well-capitalized” designation. Regulatory benchmarks for a “well-capitalized” designation are 5.00%, 6.00% and 10.00% for Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital, respectively.

Liquidity and Sources of Funds

The objective of Cascade Bank’s liquidity management is to maintain ample cash flows to meet obligations for depositor withdrawals, to fund the borrowing needs of loan customers, and to fund ongoing operations. At September 30, 2013, liquid assets of Cascade Bank are mainly interest bearing balances held at FRB totaling $77.6 million compared to $78.7 million at December 31, 2012 and $88.8 million at December 31, 2011.

Core relationship deposits are Cascade Bank’s primary source of funds. As such, Cascade Bank focuses on deposit relationships with local business and consumer clients who maintain multiple accounts and services at

Cascade Bank. Cascade views such deposits as the foundation of its long-term liquidity because it believes such core deposits are more stable and less sensitive to changing interest rates and other economic factors compared to large time deposits or wholesale purchased funds. Cascade Bank’s customer relationship strategy has resulted in a relatively higher percentage of its deposits being held in checking and money market accounts, and a lesser percentage in time deposits.

Cascade Bank augments core deposits with wholesale funds from time to time. Until the Order was terminated on March 7, 2013, Cascade Bank was restricted under the terms of the Order from accepting or renewing brokered deposits. Upon termination of the Order, Cascade Bank began to accept local relationship-based reciprocal Certificate of Deposit Account Registry Service, or CDARS, and Demand Deposit Marketplace, or DDM deposits. These deposits are technically classified as brokered deposits. At September 30, 2013, Cascade had $27.8 million in reciprocal CDARS and $13.7 million in reciprocal DDM deposits. At December 31, 2012 and December 31, 2011, Cascade did not have any brokered deposits.

With the recapitalization of Cascade Bank in January 2011 and its becoming compliant with FDIC capital standards, restrictions on its acceptance of public fund deposits were subsequently lifted. Current rules imposed by the Oregon State Treasury require that Cascade Bank collateralize 50% of the uninsured public funds held by Cascade Bank. At September 30, 2013, Cascade Bank was in compliance with this statute. As of September 30, 2013, there are no collateral requirements set on Idaho public deposits.

Cascade Bank also utilizes borrowings and lines of credit as sources of funds. At September 30, 2013, the FHLB had extended Cascade Bank a secured line of credit of $272.8 million (20.0% of total assets) accessible for short or long-term borrowings given sufficient qualifying collateral. As of September 30, 2013, Cascade Bank had qualifying collateral pledged for FHLB borrowings totaling $274.6 million of which Cascade Bank had nothing at September 30, 2013. At September 30, 2013, Cascade Bank also had undrawn borrowing capacity at FRB of approximately $12.7 million supported by specific qualifying collateral. Borrowing capacity from FHLB or FRB may fluctuate based upon the acceptability and risk rating of loan collateral, and counterparties could adjust discount rates applied to such collateral at their discretion. Also, FRB or FHLB could restrict or limit our access to secured borrowings. Correspondent banks have extended $75.0 million in unsecured or collateralized short-term lines of credit for the purchase of federal funds. At September 30, 2013, Cascade had no outstanding borrowings under these federal fund borrowing agreements.

Liquidity may be affected by Cascade Bank’s routine commitments to extend credit. At September 30, 2013, Cascade Bank had approximately $256.2 million in outstanding commitments to extend credit, compared to approximately $251.6 million at December 31, 2012 and $176.0 million at December 31, 2011. The increase from 2011 relates to commitments to extend credit as part of Cascade Bank’s efforts to grow loans. At this time, management believes that Cascade Bank’s available resources will be sufficient to fund its commitments in the normal course of business.

The investment portfolio also provides a secondary source of funds as investments may be pledged for borrowings or sold for cash. This liquidity is limited, however, by counterparties’ willingness to accept securities as collateral and the market value of securities at the time of sale could result in a loss to Cascade Bank. As of September 30, 2013, Cascade held unpledged investments with a book value that totaled $25.2 million compared to $134.6 million at December 31, 2012 and $115.4 million at December 31, 2011.

As of September 30, 2013, Cascade Bank’s primary liquidity ratio (net cash, plus short-term and marketable assets divided by net deposits and short term liabilities) was 25.90%.

Cascade is a single bank holding company and its primary ongoing source of liquidity is dividends received from Cascade Bank. Oregon banking laws impose certain limitations on the payment of dividends by Oregon state chartered banks. The amount of the dividend may not be greater than Cascade Bank’s unreserved retained earnings, deducting from that, to the extent not already charged against earnings or reflected in a reserve, the following: (i) all bad debts, which are debts on which interest is past due and unpaid for at least six months, unless the debt is fully secured and in the process of collection; (ii) all other assets charged off as required by the Director of the Department of Consumer and Business Services or a state or federal examiner; and (iii) all accrued expenses, interest and taxes of the institution. Cascade Bank received regulatory approval to adjust retained earnings to zero at September 30, 2012. Accordingly, Cascade Bank’s ability to pay dividends is constrained by the amount of increases in retained earnings from that date.

Certain Ratios

Below are key ratios for Cascade for the periods provided:

	Nine months ended September 30, 2013	Year ended December 31,
		2012	2011
Key Ratios
Return on average total shareholders’ equity	37.87%	4.34%	-25.65%
Return on average total assets	4.88%	0.46%	-3.04%
Average stockholders’ equity to average total assets	11.86%	10.55%	11.86%
Total efficiency ratio(1)	101.20%	88.68%	125.37%

(1)	Calculation is non-interest expense divided by total revenue (net interest income and non-interest income).

Management believes that the above ratios may be useful to analysts and investors in evaluating the performance of Cascade. The key ratios described above should be read in conjunction with the financial statements of Cascade and related notes thereto included elsewhere in this document and the other information included under the heading “Cascade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a bank’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, Cascade can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of non-interest income and expenses.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, Cascade is not required to provide quantitative and qualitative disclosures about market risk.

CHANGE IN CASCADE’S CERTIFYING ACCOUNTANT

On September 30, 2011, Cascade’s Audit and Enterprise Risk Management Committee requested proposals, referred to as the RFP, from various independent registered public accounting firms (including Delap LLP, which was Cascade’s independent auditor at such time) to serve as Cascade’s independent auditing firm for fiscal year 2012. Responses to the RFP were due on October 31, 2011. On October 31, 2011, Delap LLP advised Cascade that it would not submit a response to the RFP, thereby declining to stand for reappointment as Cascade’s independent auditing firm following completion of the audit of Cascade’s 2011 consolidated financial statements. Delap LLP did provide Cascade with a proposal to provide certain non-audit services in the future.

During the fiscal years 2009 and 2010 and the interim period from January 1, 2011 through October 31, 2011, there were no disagreements on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures between Delap LLP and Cascade which, if not resolved to the satisfaction of Delap LLP, would have caused Delap LLP to make reference to the subject matter of the disagreement in its reports described below.

The opinion of Delap LLP on Cascade’s consolidated financial statements as of and for the year ended December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The opinion of Delap LLP on Cascade’s consolidated financial statements as of and for the year ended December 31, 2009 contained a separate paragraph regarding a going concern uncertainty. The opinion of Delap LLP on Cascade’s internal control over financial reporting as of December 31, 2010 stated that Cascade had not maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as the COSO criteria. The material weakness identified by Cascade and Delap LLP as of December 31, 2010 was discussed by Delap LLP with Cascade’s Audit and Enterprise Risk Management Committee. The opinion of Delap LLP on Cascade’s internal control over financial reporting as of December 31, 2009 stated that Cascade had maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

Cascade received responses to the RFP from five independent registered public accounting firms. After reviewing the responses to the RFP, on December 20, 2011, and after Cascade’s audit and enterprise risk management committee recommended and the Cascade board of directors approved the decision to change accountants, Cascade engaged BDO USA, LLP as Cascade’s independent registered public accounting firm for fiscal year 2012.

During the fiscal years 2009 and 2010 and the interim period from January 1, 2011 through December 20, 2011, Cascade did not consult with BDO USA, LLP regarding either the application of accounting principles to a specified transaction, or the type of audit opinion that might be rendered on Cascade’s financial statements, and did not consult with BDO USA, LLP as to any matter that was either the subject of a disagreement or a reportable event.

MANAGEMENT OF THE SURVIVING COMPANY

Executive Officers and Directors of the Surviving Company Following the Merger

The Cascade board of directors currently is comprised of ten directors. Each director is elected annually at the annual meeting of the Cascade stockholders and serves until his or her successor is duly elected and qualified. Each member of the Cascade board of directors is also elected annually to serve as a director of Cascade Bank. The Cascade board of directors has determined that each of the directors is an “independent director” as defined under the NASDAQ rules except for Mr. Zink and Ms. Moss.

Following the merger, all of Cascade’s directors and executive officers will continue to hold such offices. Pursuant to the merger agreement, if requested in writing by Home at least ten business days prior to the closing date of the merger, the size of the board of directors of Cascade and of Cascade Bank will be increased from ten to 14, and Home will be entitled to name four persons who are Home directors as of the date of the merger agreement to fill the newly created vacancies on those boards of directors.

The following table lists, as of the record date for the Cascade special meeting, the age of each director of Cascade as well as the year that the director was first elected to the Cascade board of directors.

Directors	Age	Year First Elected Director
Jerol E. Andres	70	1993
Chris C. Casciato	55	2011*
Michael Connolly	48	2011*
Henry H. Hewitt	72	2004
J. LaMont Keen	61	2012
James B. Lockhart III	67	2011*
Patricia L. Moss	60	1993
Ryan R. Patrick	58	1998
Thomas M. Wells	62	2006*
Terry E. Zink	62	2012

*	On January 28, 2011, Cascade sold 44,193,750 shares of Cascade common stock at a price of $4.00 per share, for total gross proceeds of $176,775,000. As a condition of the closing of the sale of common stock, private equity funds affiliated with Lightyear Capital LLC, referred to as Lightyear, private equity funds affiliated with Leonard Green & Partners, L.P., referred to as Leonard Green, and an affiliate of WL Ross & Co. LLC, referred to as WL Ross, were entitled to have one person nominated by them elected to the Cascade board of directors and Cascade Bank. Accordingly, on January 28, 2011, upon the closing of the transaction, Chris Casciato, a Managing Director of Lightyear, Michael Connolly, then a Partner of Leonard Green, and James B. Lockhart III, Vice Chairman of WL Ross, were elected to the Cascade board of directors and the Cascade Bank board of directors.

Most of the 44,193,750 shares of Cascade common stock were sold pursuant to the Amended and Restated Securities Purchase Agreement between Cascade and Lightyear, the Securities Purchase Agreement between Cascade and Leonard Green, the Securities Purchase Agreement between Cascade and WL Ross and the Amended and Restated Securities Purchase Agreement between Cascade and David F. Bolger, each dated November 16, 2010 and referred to as the Securities Purchase Agreements. Per the Securities Purchase Agreements, Lightyear, Leonard Green, WL Ross and David F. Bolger have the right to nominate one candidate for election to the Cascade board of directors. Each of Lightyear, Leonard Green, WL Ross and David F. Bolger is also entitled to be represented on the Cascade Bank board of directors. The rights to representation briefly outlined above will continue with respect to each of Lightyear, Leonard Green, WL Ross and David F. Bolger until such investor together with his or its affiliates ceases to own at least 5% of the outstanding shares of common stock of Cascade. Thomas M. Wells previously served as the Cascade board of directors designee for Mr. Bolger pursuant to a stockholders agreement between Mr. Bolger and Cascade; Mr. Bolger’s right to nominate one director to the Cascade board of directors under the stockholders agreement terminated on January 28, 2011, but continues pursuant to the terms of his Securities Purchase Agreement.

Each executive officer of Cascade is elected annually by the Cascade board of directors and serves until his or her successor is duly elected and qualified. The following table sets forth certain information about Cascade’s executive officers.

Name	Age	Position
Terry E. Zink	62	President and Chief Executive Officer of Cascade and Cascade Bank since January 1, 2012.
Gregory D. Newton	62	Executive Vice President and Chief Financial Officer of Cascade and Cascade Bank since 2002.
Andrew J. Gerlicher	61	Executive Vice President, General Counsel and Secretary of Cascade and Cascade Bank since 2010.
Peggy Biss	55	Executive Vice President and Chief Human Resources Officer of Cascade and Cascade Bank since 2002.
Charles N. Reeves	46	Executive Vice President and Chief Banking Officer of Cascade and Cascade Bank since August 2012.
Daniel Lee	57	Executive Vice President and Chief Credit Officer of Cascade and Cascade Bank since April 2012.
Sandra Gianotti	54	Executive Vice President and Chief Risk Officer of Cascade and Cascade Bank since October 2013.

Set forth below is certain information furnished to Cascade by Cascade’s directors and executive officers. There are no family relationships among any of the directors or executive officers.

Jerol E. Andres.  Mr. Andres has served as a director since 1993. Mr. Andres is currently retired. From 1988 to 2011, Mr. Andres served as Chief Executive Officer and President of JELD-WEN Development, Inc., a real estate development company. He also served as the Board Chair of Central Oregon Clear One Health Plans Inc., the former provider of health insurance to Cascade. Currently, Mr. Andres serves on the Redmond Chamber of Commerce Board, and as a partner of Workhorse Solutions, LLC, which provides consulting services to the hospitality and resort real estate industry.

Peggy Biss.  Ms. Biss is the Executive Vice President and Chief Human Resources Officer of Cascade. She began working for Cascade Bank in 1978 and moved to the human resources department in 1988. In 2002 Peggy was named Executive Vice President and Chief Human Resources Officer. Prior to establishing the human resources department, she held positions in operations, lending and branch management. She holds a senior professional certificate in human resources (SPHR) as certified by the Human Resources Certification Institute and is a 1996 Graduate of Pacific Coast Banking School. For more than 30 years, Ms. Biss has been actively serving throughout the Bend, Oregon community including the American Red Cross, Bend Chamber of Commerce, Community Theater of the Cascades and the local chapter of the Northwest Human Resource Association. She is a member of the Society of Human Resource Managers and the Oregon Bankers Association human resources committee.

Chris C. Casciato.  Mr. Casciato is a Managing Director and member of the Investment Committee of Lightyear Capital. He joined Lightyear Capital in 2008 after having spent over 20 years at Goldman, Sachs & Co., where he was a Partner and held several positions including Chief Operating Officer of Goldman Sachs’ global investment banking business. He serves on the board of directors of the following Lightyear portfolio companies: Community & Southern Holdings, Inc. and its subsidiary, Community & Southern Bank; Clarion Partners; and Strategic Growth Bancorp. Mr. Casciato is Lightyear’s designated nominee pursuant to the terms of the Amended and Restated Securities Purchase Agreement between Cascade and Lightyear.

Michael J. Connolly.  Mr. Connolly is founder and Managing Partner of Fourth Street Capital Partners, a private equity partnership with active investments in venture capital, middle market growth equity, distressed securities and value-added commercial real estate. From 2007 through January 2013, he was a partner of Leonard Green, a Los Angeles-based private equity firm that manages approximately $15 billion in assets. From 2001 through 2007, Mr. Connolly was an investment banker at UBS Securities, LLC, most recently as Managing Director and co-head of UBS Securities’ Los Angeles Investment Banking office. Before joining UBS, he was a Senior Vice President at Donaldson, Lufkin and Jenrette from 1992 through 2000. He serves on the board of directors of the following: Fiesta ParentCo, L.L.C, the parent company of the Palms Casino

Resort in Las Vegas, and Motorini, Inc. Mr. Connolly is Leonard Green’s designated nominee pursuant to the terms of the Securities Purchase Agreement between Cascade and Leonard Green.

Andrew J. Gerlicher.  Mr. Gerlicher joined Cascade on March 15, 2010 as Senior Vice President, Corporate Counsel and Secretary. Mr. Gerlicher was named Executive Vice President, General Counsel and Secretary on August 1, 2012. In addition to serving in that capacity, Mr. Gerlicher provides executive level management to Cascade Bank’s Trust Services and Internal Audit departments. Prior to joining Cascade, Mr. Gerlicher was Senior Vice President and Business Banking Team Leader for Columbia State Bank’s central Oregon region. Mr. Gerlicher is a 30 year veteran of the banking industry and served as the General Counsel and Corporate Secretary for the former First Interstate Bancorp’s (now Wells Fargo) affiliate banks in its five state Northwest region.

Sandra Gianotti.  Ms. Gianotti is the Chief Risk Officer of Cascade and Cascade Bank overseeing the Risk Management and Compliance Departments. Prior to becoming the Chief Risk Officer in October of 2013, Ms. Gianotti served as the Operational Risk Manager for the Bank. Since joining the bank in 1992, Ms. Gianotti has developed an in-depth understanding in the areas of banking regulation and Cascade Bank’s operations, internal controls, risk assessment and compliance. She is responsible for developing and maintaining the Enterprise Risk Management program to provide continuity and documentation of risk management at appropriate levels throughout the organization. She assumes a lead role in the management assessment of internal controls over financial statements. Ms. Gianotti has a B.S. in Accounting from the University of Utah and is a 2008 graduate of Pacific Coast Banking School. She also has a Certificate of Risk Management Assurance through the Institute of Internal Auditors, is a certified Risk Professional through the Bank Administration Institute (BAI) and has been a member of BAI’s CBA (Certified Bank Auditor) Exam Construction Committee and the Oregon Banker’s Audit Committee.

Henry H. Hewitt.  Mr. Hewitt has been a director of Cascade since 2004. Mr. Hewitt joined the Portland, Oregon-based law firm of Stoel Rives LLP as an associate in 1969 and became a partner in 1975. Effective January 1, 2012, Mr. Hewitt was designated Senior Counsel. He was Chairman of Stoel Rives LLP from 1989 to 1999 and from 2002 until 2005. He led the firm’s Business Services Practice Group from 2005 to 2009. His practice emphasizes general business advice, acquisitions, financings and strategic planning. He currently serves on the board of directors of the following: Columbia Forest Products, Inc., Hampton Resources, Inc. and Friends of the Children and on Willamette University’s board of trustees.

J. LaMont Keen.  Mr. Keen has been President and Chief Executive Officer of IDACORP, Inc. since 2006, and Chief Executive Officer of IDACORP, Inc. subsidiary Idaho Power Company since 2005. From 2002 to 2006, he was Executive Vice President of IDACORP, Inc. and was President and Chief Operating Officer of Idaho Power Company from 2002 to 2005. Mr. Keen has served on the board of directors of the following: IDACORP, Inc. and Idaho Power Company since 2004, and serves as a director of Idaho Energy Resources Co. Mr. Keen also previously sat on the board of directors of the Idaho Association of Commerce & Industry and St. Luke’s Boise/Meridian, a medical center.

Daniel Lee.  Mr. Lee has been Executive Vice President and Chief Credit Officer of Cascade and Cascade Bank since April 2012. Mr. Lee brings over thirty years of banking and financial expertise, including executive positions with a number of organizations. Prior to joining Cascade, he served as Executive Vice President at a $2 billion bank in Indianapolis, Indiana.

James B. Lockhart III.  Mr. Lockhart is the Vice Chairman of WL Ross & Co. LLC where he focuses on financial services and the mortgage recovery fund. Prior to joining in September 2009, he was the Director of the Federal Housing Finance Agency, regulator of Fannie Mae, Freddie Mac and the 12 Federal Home Loan Banks, and its predecessor agency, the Office of Federal Housing Enterprise Oversight. He served as the Chairman of the Federal Housing Finance Oversight Board and a member of the Financial Stability Oversight Board. Mr. Lockhart has also served as the Deputy Commissioner and Chief Operating Officer of the Social Security Administration and as Secretary to the Social Security Board of Trustees. He was a member of President Bush’s Management Council. Mr. Lockhart co-founded and served as Managing Director of NetRisk, Inc., a risk management software and consulting firm serving major financial institutions, banks, insurance companies and investment management firms worldwide. He held senior positions at National Reinsurance, Smith Barney, Alexander & Alexander and Gulf Oil, in Europe and the U.S. Mr. Lockhart sits on the board of directors of the following: Virgin Money, the American Securitization Forum, Berkeley Point Capital Holdings, American Home Mortgage Servicing Inc. and Capital Markets Holding LLC. Mr. Lockhart is WL Ross’ designated nominee pursuant to the terms of the Securities Purchase Agreement between the Cascade and WL Ross.

Patricia L. Moss.  Ms. Moss has been a director of Cascade since 1993. Ms. Moss currently serves as Vice Chairman of the Board. Ms. Moss served as Chief Executive Officer of Cascade Bank and President and Chief Executive Officer of Cascade from 1998 to 2012. She currently serves on the board of directors of the following: MDU Resources, Inc. and Oregon Growth Board, and serves on the advisory committee of the Oregon Investment Fund. There is an agreement between Ms. Moss and Cascade pursuant to which Cascade will exercise its best efforts to cause Ms. Moss to be nominated as a director of Cascade. Ms. Moss is a former board member of Clear One Health Partners and has served on various community boards, including Central Oregon Community College, Oregon State University Cascades Campus and St. Charles Medical Center.

Gregory D. Newton.  Mr. Newton joined Cascade in 1997 and is the Executive Vice President and Chief Financial Officer of Cascade and Cascade Bank. He has served in key treasury and controllership roles with banks in Seattle, as well as the Federal Reserve Board. He currently serves as Corporate Risk Management Officer and investor relations contact. Mr. Newton earned a Bachelor’s Degree at the University of Washington and completed MBA coursework at Seattle University and is a non-public CPA. He is active in the community and on the board of directors of the Oregon Bankers Association.

Ryan R. Patrick, CPA.  Mr. Patrick has been a director of Cascade since 1998 and Chairman of the Cascade board of directors since July 2012. Mr. Patrick, a certified public accountant, has been a Partner in the firm of Patrick Casey & Co., LLP since 2000. His experience includes financial reporting and business and tax consulting for a wide range of clients, including individuals, corporations, partnerships, estates and trusts. Mr. Patrick is a former director of Cascade Healthcare Community, which operates St. Charles Medical Centers in Bend and Redmond, Oregon. He currently serves on the board of directors of CentWise Drug of Redmond Inc.

Charles N. Reeves.  Mr. Reeves was appointed to serve as Executive Vice President and Chief Banking Officer of Cascade and Cascade Bank in August 2012. Mr. Reeves brings over twenty years of banking and financial expertise to the position, most recently as Bancorp Senior Vice President of Special Assets at Fifth Third Bank. Prior to that, Mr. Reeves served as President of the Bank’s Chicago region, overseeing all lines of business. Throughout his career Mr. Reeves has been actively involved with community and industry leadership programs, including serving on the board of directors for several organizations.

Thomas M. Wells.  Mr. Wells was elected to the Cascade board of directors in 2006 by the Cascade stockholders in connection with the merger of Cascade and F & M Holding Company. He is the Senior Partner and Chief Financial Officer of the law firm Wells, Jaworski & Liebman, LLP, which he founded in 1986. Mr. Wells serves as counsel to David F. Bolger, the owner of approximately 13.91% of Cascade’s outstanding shares. In addition to his legal practice, Mr. Wells serves on the board of directors of the Bolger Foundation, on the board of directors and as President of the Wells Mountain Foundation and as Managing Member of Wells Mountain LLC. Mr. Wells is Mr. Bolger’s designated nominee pursuant to the terms of the Amended and Restated Securities Purchase Agreement between Cascade and David F. Bolger. Mr. Wells also serves as a Trustee on Cascade’s Profit Sharing/401(k) Plan.

Terry E. Zink.  Mr. Zink has been the President and Chief Executive Officer and a director of Cascade and Cascade Bank since January 1, 2012. Mr. Zink most recently served as President and Chief Executive Officer of Fifth Third Bank Chicago, an affiliate of the Fifth Third Bancorp network. He was also responsible for the oversight of the other 18 affiliates within the Fifth Third Bancorp network and the strategic oversight of the Retail and Small Business Banking lines. Prior to joining Fifth Third Bank, Mr. Zink served nearly 17 years with Wells Fargo & Company in several senior management positions in California and Arizona. As an Executive Officer of Fifth Third Bank, Mr. Zink managed the bank’s strategic growth throughout 13 states. This role included overseeing operations of approximately 22,000 employees, 1,300 branches and more than $110 billion in assets.

The Cascade board of directors has designated the following committees: Compensation Committee; Audit and Enterprise Risk Management Committee; and Nominating and Corporate Governance Committee. The current composition of each committee is:

Compensation Committee	Audit and Enterprise Risk Management Committee	Nominating and Corporate Governance Committee
Jerol E. Andres (chair) Chris C. Casciato Michael J. Connolly Henry H. Hewitt	J. LaMont Keen (chair) Ryan R. Patrick Jerol E. Andres Henry H. Hewitt	Thomas M. Wells (chair) Jerol E. Andres Chris C. Casciato Michael J. Connolly Henry H. Hewitt J. LaMont Keen James B. Lockhart III Ryan R. Patrick

Director Compensation for Fiscal Year 2013

The following table presents the compensation received by Cascade’s directors for services they provided as directors in fiscal year 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Jerol E. Andres	49,500	25,998	—	—	—	75,498
Chris C. Casciato(1)	39,500	25,998	—	—	—	65,498
Michael J. Connolly	39,496	25,998	—	—	—	65,494
Henry H. Hewitt	45,373	25,998	—	—	—	71,371
Judith A. Johansen(2)	18,125	—	—	—	—	18,125
Terry E. Zink(3)	—	—	—	—	—	0
James B. Lockhart III	37,002	25,998	—	—	—	63,000
Ryan R. Patrick	59,498	25,998	—	—	—	85,496
Thomas M. Wells	42,000	25,998	—	—	—	67,998
Patricia L. Moss(4)	25,081	15,063	—	—	—	40,144
J. LaMont Keen	44,254	25,998	—	—	—	70,252

(1)	Lightyear Fund II, L.P., Lightyear Co-Invest Partnership II, L.P., Lightyear Capital II and/or one of their affiliates was the beneficiary of the director compensation payable to Mr. Casciato.
(2)	Ms. Johansen resigned from the Cascade board of directors on March 25, 2013.
(3)	As of December 31, 2013, Mr. Zink was a director and the chief executive officer of Cascade and did not receive additional compensation for services performed as a director.
(4)	In July 2013, Ms. Moss retired as an employee of Cascade and remains a director.

Fees Earned or Paid in Cash (column b):  Each Cascade director received an annual cash retainer of $26,000 in 2013. Directors received $9,000 cash to compensate them for their expected attendance at 14 board meetings. The Chairman of the Cascade board of directors received an additional fee of $20,000. Mr. Patrick began serving as the Chairman in May 2012. The following directors received cash compensation for acting as Committee Chairs: Andres (Compensation) $7,500; Hewitt (Loan) $4,000; Wells (Nominating & Corporate Governance) $4,000; Moss (Trust) $4,000; and Keen (Audit) $9,000. The Loan committee and the Trust committee are Cascade Bank-level committees. Directors also received cash compensation for their anticipated attendance at various committee meetings, with the exception of the Loan Committee, for which cash compensation was paid for actual attendance. The fee schedule for attending committee meetings was $500. At the start of the year, fees are calculated based on anticipated number of committee meetings with exception of the Loan Committee, and fees are then paid out pro-rata on a monthly basis. Employee directors do not receive fees for serving on the Cascade board of directors.

Stock Awards (column c):  In 2013, each director received 4,498 shares of Cascade common stock at a $5.78 per share stock price with the following exceptions: Ms. Moss received 2,606 shares of Cascade common stock and Mr. Hewitt received 4,498 restricted stock units.

Option Awards (column d):  Cascade historically has not granted any stock options to directors other than nonqualified stock options. Cascade did not grant any stock options to directors in 2013.

Aggregate Number of Option Awards Outstanding at Fiscal Year End 2013:  Hoffman: 156; and Patrick: 156.

Aggregate Number of Restricted Stock Units Outstanding at Fiscal Year End 2013:  Hewitt: 16,067.

Directors Hoffman, Andres and Patrick are party to a director emeritus agreement, which provides for a benefit of $18,000 per year for 10 years. The benefit will be paid from such director’s normal retirement date until the later of the director’s death or 120 months. The annual benefit payments are subject to a 2.5% annual increase during retirement. Directors Andres, Hewitt, Patrick and Wells are also party to Deferred Fee Agreements, with interest credited annually at a rate of 3.75%.

EXECUTIVE COMPENSATION

Compensation Framework

Cascade’s goal is (i) to balance short-term and long-term objectives, so annual incentives are combined with long-term incentives, and (ii) to attract executive talent, retain a team of effective leaders and provide stability for Cascade.

The combination of salary and the annual cash incentive make up cash compensation. The sum of cash compensation plus the annual equity/long-term incentive awards results in total direct compensation. Higher levels of performance will result in maximum total direct compensation. Cascade also desires to motivate and reward its named executive officers, or NEOs, relative to future performance, so Cascade does not currently consider prior stock compensation as a factor in determining future compensation levels.

Peer Group

The primary data source used in setting competitive compensation targets for the NEOs is the information publicly disclosed by a “Peer Group” of the 16 companies listed below. The composition of the Peer Group is reviewed annually and may change from year to year. The companies in the Peer Group include banks of similar size and business strategy (i.e., those with a commercial lending focus), as well as banks located in geographic locations with similar growth opportunities.

PEER GROUP
Name (Ticker)	Name (Ticker)
Bank of Marin Bancorp (BMRC)	Home Federal Bancorp, Inc. (HOME)
Cashmere Valley Financial Corporation (CVYF) (now known as Cashmere Valley Bank (CSHX))	HomeStreet, Inc. (HMST)
CoBiz Financial Inc. (COBZ)	Intermountain Community Bancorp (IMCB)
Farmers & Merchants Bancorp (FMCB)	Pacific Continental Corporation (PCBK)
Guaranty Bancorp (GBNK)	Pacific Mercantile Bancorp (PMBC)
Heritage Commerce Corp. (HTBK)	Sierra Bancorp (BSRR)
Heritage Financial Corporation (HFWA)	TriCo Bancshares (TCBK)
Heritage Oaks Bancorp (HEOP)	Washington Banking Cascade (WBCO)

Compensation Tables

The following table sets forth the compensation of the following persons who constitute Cascade’s NEOs: Cascade’s principal executive officer and its two most highly compensated executive officers other than its principal executive officer who were serving as executive officers at December 31, 2013. In this table and the tables that follow, columns required by SEC rules may be omitted where there is no amount to report. In some cases, the bonuses or other amounts payable for 2013 have not yet been determined.

SUMMARY COMPENSATION TABLE FOR 2013

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(h)	(g)
Terry E. Zink,
President and	2013	550,000	495,000	329,998	—	14,498	1,389,496
Chief Executive Officer	2012	550,000	330,000	247,502	82,501	176,763	1,386,766
Gregory D. Newton,
Executive Vice President and	2013	245,000	165,753	200,000	—	10,305	620,680
Chief Financial Officer	2012	235,000	105,750	—	—	8,813	349,563
Charles Reeves,
Executive Vice President and	2013	275,000	185,256	100,000	—	14,612	575,237
Chief Banking Officer(1)	2012	101,215	49,500	50,000	50,000	17,967	268,682

(1)	Mr. Reeves was not an NEO as of December 31, 2012.

Stock Awards (column e):  Stock award values are computed in accordance with FASB ASC Topic 718 (formerly FAS 123R) and represents the value of the stock awards equal to the fair market value of the underlying stock on the date of the grant. In 2013, restricted stock awards were granted to the NEOs, pursuant to the Cascade Bancorp 2008 Performance Incentive Plan, at a $5.78 per share stock price. The awards will vest in one-third increments on each subsequent anniversary date of the award. Mr. Zink received 57,093 shares, Mr. Newton received 34,602 shares and Mr. Reeves received 17,301 shares.

Option Awards (column f):  Cascade did not grant any stock options to the NEOs in 2013.

All Other Compensation (column g):  All other compensation for the NEOs includes the total of the benefits and perquisites in the table below.

Name	Employer 401(k) Match ($)	Health and Welfare Plan Premiums ($)	Total ($)
Terry E. Zink	7,562	6,936	14,498
Gregory D. Newton	3,369	6,936	10,305
Charles “Chip” Reeves	6,875	7,737	14,612

Narrative Disclosure

Deferred Bonus Agreements.  Cascade Bank has a Deferred Bonus Agreement, referred to as DBA, in place for Mr. Newton which allows him to elect to defer a portion of his annual cash bonus payment, if any. Cascade Bank has established a deferral account on its books, which collects the annual deferral and interest. The deferral account is solely used as a measuring device, and the NEO is a general unsecured creditor of Cascade Bank regarding the payment of benefits. The DBA provides payouts in the event of the following: early retirement, disability, change in control and/or death. The amount payable under the DBA is payable in equal installments or in a lump sum depending on Mr. Newton’s election under the DBA. The DBA with Mr. Newton allows him to defer up to 25% of his annual cash bonus into the plan. No contributions were made in 2013. Interest is credited to the plan annually at a current rate of 3.75%; the rate is reviewed and updated regularly.

Supplemental Executive Retirement Plan.  Cascade Bank has a non-qualified, unfunded 2008 supplemental executive retirement plan, referred to as a SERP, in place for Mr. Newton. The SERP provides a specified benefit upon termination or a change in control of Cascade and is subject to certain vesting requirements. The annual benefit amount payable at retirement for Mr. Newton is $77,150. The annual benefit payments are subject to a 2.5% annual increase during retirement. Cascade shall pay the annual benefit amounts in 12 equal monthly installments after normal retirement (Mr. Newton’s normal retirement age is 62) for a period of 20 years. The SERP provides payouts in the event of normal retirement, disability, change in control and/or death.

General Benefits.  The NEOs participate in Cascade Bank’s broad-based employee welfare benefit plans, such as medical, dental, vision, supplemental disability and term life insurance. The NEOs are provided the same benefits, and participate in the cost at the same rate, as all other employees.

401(k) and Profit Sharing.  Cascade Bank sponsors a 401(k) Retirement Savings Plan, referred to as the Cascade 401(k) Plan, pursuant to which employees may make deferrals (“Employee Deferrals”) and Cascade Bank may make matching contributions (“Matching Contributions”) and profit-sharing contributions (“Profit Sharing Contributions”). All contributions are subject to certain limitations on contributions under the Internal Revenue Code and the Cascade 401(k) Plan provisions. Employees who are 18 years of age or older and have completed one month of service are eligible to make Employee Deferrals. Employees with six months of service are eligible to receive Matching Contributions. The Matching Contribution formula is equal to 100% of Employee Deferrals up to 3% of base salary. Cascade participants actively employed at year-end and with over 1,000 hours of paid time in the calendar year are eligible to receive Profit Sharing Contributions.

Employment Agreements.  Cascade and Cascade Bank entered into an Executive Employment Agreement, referred to as an Employment Agreement, with each of Mr. Zink and Mr. Newton on October 29, 2013, and with Mr. Reeves on November 1, 2013. On October 29, 2013, Cascade Bank also entered into a Deferred Compensation Agreement, referred to as the 2013 Deferred Compensation Agreements and together with the Employment Agreements, the 2013 Agreements, with Mr. Zink. The term of each Employment Agreement is for two years commencing on the date of the agreement and will automatically renew for additional one-year periods thereafter unless Cascade gives notice of termination 90 days prior to the expiration of any term. Any officer may terminate his or her Employment Agreement on 30 days’ notice to Cascade.

The Employment Agreements provide for annual base salaries of $550,000 to Mr. Zink, $245,000 to Mr. Newton and $275,000 to Mr. Reeves. The 2013 Deferred Compensation Agreement provides for an aggregate initial bonus to Mr. Zink of $350,000, one-third of which is vested, one-third of which will vest on January 1, 2014, and the final one-third of which will vest on January 1, 2015, except that any unvested amounts will automatically vest in the event of Mr. Zink’s death or disability or a change in control (as defined in the 2013 Deferred Compensation Agreement). Under the terms of the 2013 Deferred Compensation Agreement, Mr. Zink may defer the payment of any amount of this initial bonus, as well as any cash bonuses that Cascade Bank awards to him in the future. The 2013 Deferred Compensation Agreement sets forth the various ways in which any deferred bonus awards will be paid to Mr. Zink and/or his beneficiaries following his period of service to Cascade Bank, which differ according to the circumstances of his cessation of service to Cascade Bank and certain choices Mr. Zink may make in respect of any deferred bonus awards.

The Employment Agreement with Mr. Zink provides that unvested grants of restricted stock and stock options awarded to Mr. Zink under the Cascade Bancorp 2008 Performance Incentive Plan will continue to vest in accordance with the applicable vesting schedules notwithstanding any voluntary resignation by Mr. Zink after he attains age 63, so long as Mr. Zink remains employed with Cascade through December 31, 2014. The Employment Agreement with Mr. Newton provides that unvested grants of restricted stock and stock options awarded to Mr. Newton under the Cascade Bancorp 2008 Performance Incentive Plan will continue to vest in accordance with the applicable vesting schedules notwithstanding any voluntary resignation by Mr. Newton after he attains age 62, so long as Mr. Newton remains employed with Cascade for at least 15 years.

Messrs. Zink, Newton and Reeves are eligible to participate in all employee benefits offered by Cascade and Cascade Bank, including any executive bonus plan. Any bonuses awarded to such officers will be determined in consideration of Cascade’s overall profitability, budget and officer bonuses.

Under the Employment Agreements, in the event of a termination of the officer’s employment by Cascade without Cause (as defined in the Employment Agreements) or by the officer with Good Reason (as defined in the Employment Agreements), such officer’s Employment Agreement provides that he will receive an amount equal to one and one half times his then current base salary plus an amount equal to the prorated cash incentive in effect in the year in which the termination occurs, and Cascade will provide certain employment benefits for a period of 18 months following the date of termination. In the event of a termination of the officer’s employment with Cascade in connection with a Change in Control (as defined in the Employment Agreements) or other business combination (but not the merger), other than a termination with Cause or a resignation by such officer without Good Reason, such officer’s Employment Agreement provides that he will receive an amount equal to two times his then current base salary plus an amount equal to two times the cash incentive in effect in the year in which termination occurs, and if the termination is in connection with a Change in Control, Cascade will provide certain employment benefits for a period of 18 months following the date of termination and any of such officer’s grants of Cascade restricted stock and Cascade stock options that are unvested as of termination shall immediately vest.

The Employment Agreements prohibit the officers from (i) competing with Cascade or Cascade Bank in any county in which Cascade or Cascade Bank has an office or does business and within 50 miles of Cascade’s principal place of business in Bend, Oregon, and (ii) soliciting certain employees or customers of Cascade or Cascade Bank during the term of the Employment Agreements and for an 18-month period following termination of employment.

In the event that an officer voluntarily terminates his Employment Agreement without Good Reason, such officer shall provide up to 120 hours of consulting services to Cascade within the first three months following such termination. Such officer will be paid for the consulting services at an hourly rate equal to the annual base salary at the time of termination divided by 2080 for each hour worked.

The foregoing summary of the Employment Agreements and the 2013 Deferred Compensation Agreement are qualified in their entirety by reference to the full text of those agreements, which are filed as exhibits to the registration statement of which this document is a part.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (DECEMBER 31, 2013)

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards:	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)	Date Equity Fully Vests
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Terry Zink	—	19,412	—	5.95	2/13/2022	41,597	217,552	2/13/2014
Terry Zink	—	—	—	—	—	57,093	298,596	5/28/2016
Gregory Newton	915	—	—	129.60	1/20/2014	5,342	27,939	3/30/2014
Gregory Newton	730	—	—	273.20	2/1/2017	34,602	180,968	5/28/2016
Gregory Newton	1,300	—	—	101.30	3/3/2018	—	—	—
Gregory Newton	6,000	—	—	5.70	3/16/2020	—	—	—
Charles Reeves	—	12,987	—	5.55	10/5/2022	9,009	47,117	10/15/2015
Charles Reeves	—	—	—	—	—	17,301	90,484	5/28/2016

(1)	The market value of restricted stock is the number of shares unvested multiplied by the per share price of Cascade common stock of $5.23 on December 31, 2013. The stock awards will vest in one-third increments on each subsequent anniversary date of the award.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF CASCADE

The following table describes, as of [     ], the beneficial ownership of Cascade common stock by each director of Cascade, each named executive officer of Cascade, all of the Cascade directors and executive officers as a group, and those persons known to beneficially own more than 5% of the outstanding shares of Cascade common stock.

Beneficial Owner’s Name	Shares of Common Stock	Non-vested Restricted Stock	Stock Options Exercisable	Shares held in 401(K) Plan	Total Shares of Common Stock Owned(1)	Percent of Class
5% Owners:
Green Equity Investors V, L.P(2) 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	11,473,443	—	—	—	11,473,443	24.11%
Green Equity Investors Side V, L.P(2) 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	11,473,443	—	—	—	11,473,443	24.11%
WL Ross & Co. LLC(3) 1166 Avenue of the Americas New York, NY 10036	11,468,750	—	—	—	11,468,750	24.10%
Lightyear Fund II, L.P.(4) 375 Park Avenue, 11th Floor New York, NY 10152	11,481,216	—	—	—	11,481,216	24.12%
Lightyear Co-Invest Partnership II, L.P.(4) 375 Park Avenue, 11th Floor New York, NY 10152	11,481,216	—	—	—	11,481,216	24.12%
David F. Bolger(5) 375 Park Avenue, 11th Floor New York, NY 10152	6,577,072	—	—	—	6,577,072	13.82%
Named Executive Officers and Directors:
Jerol E. Andres, Director	15,426	—	—	—	15,426	0.03%
Ryan R. Patrick, Chairman	16,855	—	—	1,527	18,382	0.04%
Henry Hewitt, Director	16,908	—	—	—	16,908	0.04%
Patricia L. Moss, Vice Chair	34,915	—	10,500	1,826	47,241	0.10%
Thomas M. Wells, Director(6)	6,624,587	—	—	—	6,624,587	13.92%
Chris Casciato, Director(7)	—	—	—	—	—	0.00%
Michael J. Connolly, Director	7,773	—	—	—	7,773	0.02%
James B. Lockhart III, Director	12,466	—	—	—	12,466	0.03%
J. LaMont Keen, Director	9,191	—	—	—	9,191	0.02%
Terry E. Zink, Director and Officer	—	98,690	—	—	98,690	0.21%
Charles Reeves, Officer	—	26,301	—	—	26,301	0.06%
Gregory D. Newton, Officer	13,786	39,944	7,666	—	61,936	0.13%
All Directors and Executive Officers as a Group (16 persons)	6,763,838	245,688	27,268	4,568	7,026,178	14.76%

(1)	The number and percentage of shares beneficially owned is determined in accordance with Exchange Act Rule 13d-3, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated below or in the table entitled “Security Ownership Of Certain Beneficial Owners And Management of Cascade,” each person has sole voting and investment power with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on [ ] shares of common stock outstanding as of [ ].
(2)	Based on information obtained from a Schedule 13D filed with the SEC on February 7, 2011, Green Equity Investors V, L.P., referred to as GEI V, is the record owner of 8,822,279 shares of Cascade common stock and Green Equity Investors Side V, L.P., referred to as GEI Side V, is the record owner of 2,646,471 shares of Cascade common stock. GEI V is primarily engaged in the business of investing in securities, and GEI Side V is an affiliated fund of GEI V in the same business. GEI Capital V, LLC, referred to as Capital, is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Green V Holdings, LLC, referred to as Holdings, is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. Leonard Green is an affiliate of Capital. Leonard Green’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGP Management, Inc., referred to as LGPM, is the general partner of Leonard Green. LGPM’s principal business is to act as the general partner of Leonard Green. Due to Leonard Green’s and LGPM’s relationships with GEI V and GEI Side V, GEI V, GEI Side V, Capital, Holdings, Leonard Green and LGPM may be deemed to have shared voting and dispositive power over 11,468,750 shares of Cascade common stock. Each of GEI V, GEI Side V, Capital, Holdings, Leonard Green and LGPM, however, disclaims beneficial ownership of such shares of Cascade common stock as to which they are not the record owner. The number of shares may have changed since the filing of the form.
(3)	Based on information obtained from a Schedule 13D filed with the SEC on February 7, 2011, the 11,468,750 shares of Cascade common stock are held directly by WLR CB AcquisitionCo LLC. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P. Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to have shared voting and dispositive power over the 11,468,750 shares of Cascade common stock held by WLR CB AcquisitionCo LLC. The number of shares may have changed since the filing of the form.
(4)	Based on information obtained from a Schedule 13D/A filed with the SEC on January 14, 2014, Lightyear Fund II and Lightyear Fund II GP may be deemed to be the beneficial owners of 11,438,500 shares of Cascade common stock and Lightyear Co-Invest Partnership II, L.P., referred to as Co-Invest, may be deemed to be the beneficial owner of 30,250 shares of Cascade common stock. Lightyear Fund II GP Holdings and LY Holdings, LLC may be deemed to be the beneficial owner of 11,468,750 shares of Cascade common stock owned by Lightyear Fund II and Co-Invest. As a result of grants of restricted shares to Lightyear Capital II on May 9, 2011, May 9, 2012 and May 28, 2013, in respect of director compensation to Mr. Chris Casciato, Lightyear Capital may be deemed to be the beneficial owner of 12,466 shares of Cascade common stock. Mark F. Vassallo may be deemed to be the beneficial owner of 11,481,216 shares of Cascade common stock owned by Lightyear Fund II, Co-Invest and Lightyear Capital II. Lightyear Fund II GP could be deemed to have shared voting and dispositive power over the 11,438,500 shares of Cascade common stock owned by Lightyear Fund II. Each of Lightyear Fund II GP Holdings, LY Holdings, LLC and Mr. Vassallo could be deemed to have shared voting and dispositive power over the 11,438,500 shares of Cascade common stock owned by Lightyear Fund II and the 30,250 shares of Cascade common stock owned by Co-Invest. Lightyear Capital could be deemed to have shared voting and dispositive power over 12,466 shares of Cascade common stock owned by Lightyear Capital II, and Mr. Vassallo could be deemed to have shared voting and dispositive power over 11,481,216 shares of Cascade common stock held by Lightyear Capital II. The number of shares may have changed since the filing of the form.

(5)	Based on information obtained from a Schedule 13D filed with the SEC on February 1, 2011, David F. Bolger has sole voting and dispositive power with respect to 6,577,072 shares of Cascade common stock, subject to a power of attorney granted to Thomas M. Wells, and has shared voting and dispositive power with respect to 19,232 shares of Cascade common stock Bolger owns indirectly through Two-Forty LLC, of which Bolger owns 25% of the membership interests. The number of shares may have changed since the filing of the form.
(6)	Mr. Wells is the record owner of 43,017 shares of Cascade common stock. “Shares of Common Stock” and “Total Shares of Common Stock Owned” columns also include 6,577,072 shares of common stock owned of record by David F. Bolger and as to which Mr. Wells has shared voting and investment power pursuant to a power of attorney.
(7)	Mr. Casciato has transferred ownership of 12,466 shares of Cascade common stock previously granted to him to Lightyear Capital II or its affiliates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF HOME

The following table describes, as of [February 17, 2014], the beneficial ownership of Home common stock by each director of Home, each named executive officer of Home, all of the Home directors and executive officers as a group, and those persons known to beneficially own more than 5% of the outstanding shares of Home common stock. Unless otherwise indicated, all shares are owned directly and the indicated person or entity has sole voting and investment power.

As of [February 17, 2014], there were [14,833,308] shares of Home common stock outstanding.

Name	Number of Shares Beneficially Owned(1)		Percent of Home Common Stock Outstanding
Beneficial Owners of More Than 5%
Firefly Management Partners, LP and affiliates 551 Fifth Ave., 36th Floor New York, New York 10176	1,175,402	(2)	7.92%
Home Federal 401(k) and Employee Stock Ownership Plan 500 12th Avenue South Nampa, Idaho 83651	1,103,778		7.44%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	1,504,249	(3)	10.14%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	856,548	(4)	5.77%
Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC 1009 Ameriprise Financial Center Minneapolis, Minnesota 55474	801,654	(5)	5.77%
Directors
Len E. Williams(6)	174,738		1.18%
Daniel L. Stevens	219,274	(7)	1.47%
N. Charles Hedemark	79,277	(8)	*
Brad J. Little	20,433		*
Richard J. Navarro	40,560		*
James R. Stamey	31,567	(9)	*
Robert A. Tinstman	73,777	(10)	*
Named Executive Officers
Eric S. Nadeau	45,576		*
R. Shane Correa	37,014	(11)	*
Cindy L. Bateman	60,256		*
Mark C. Johnson	22,482		*
Directors and Executive Officers of Home as a group (11 persons)	804,954		5.33%

*	Less than one percent of shares outstanding.
(1)	The amounts shown also include the following number of shares which the indicated individuals have the right to acquire within 60 days of February 17, 2014, through the exercise of Home stock options: Mr. Williams — 18,131; Mr. Stevens — 80,364; Mr. Hedemark — 31,264; Mr. Stamey — 5,866; Mr. Tinstman — 26,264; Mr. Navarro — 28,586; Mr. Little — 5,866; Mr. Nadeau — 5,553; Mr. Correa — 23,048; Ms. Bateman — 31,457; Mr. Johnson — 8,940; and all directors and officers as a group — 265,339.
(2)	Based solely on a Form 13F filed on February 14, 2014. According to this filing, Firefly Value Partners, LP has sole voting and dispositive power over the shares reported.

(3)	Based solely on a Form 13F filed on February 14, 2014. According to this filing, Capital World Investors has sole voting and dispositive power over the shares reported.
(4)	Based solely on a Form 13F filed on February 12, 2014. According to this filing, Dimensional Fund Advisors LP has sole voting power over 822,522 shares and sole dispositive power over 856,548 shares.
(5)	Based solely on a Form 13F filed on February 14, 2014. According to this filing, Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC have shared voting and dispositive power over the shares reported.
(6)	Mr. Williams is also a named executive officer.
(7)	Includes 28,400 shares held solely by his wife, all of which have been pledged.
(8)	Includes 31,609 shares held jointly with his wife.
(9)	Includes 8,860 shares held in trust.
(10)	Includes 28,400 shares held jointly with his wife.
(11)	Includes 100 shares held jointly with his wife.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Home is incorporated under the laws of the State of Maryland and the rights of Home stockholders are governed by the laws of the State of Maryland, Home’s articles of incorporation and Home’s bylaws. As a result of the merger, Home stockholders will receive an amount in cash and shares of Cascade common stock and will become Cascade stockholders. Cascade is incorporated under the laws of the State of Oregon and the rights of Cascade stockholders are governed by the laws of the State of Oregon, Cascade’s articles of incorporation and Cascade’s bylaws. Thus, following the merger, the rights of Home stockholders who become Cascade stockholders in the merger will no longer be governed by Home’s articles of incorporation and bylaws and the laws of the State of Maryland and instead will be governed by Cascade’s articles of incorporation and bylaws and the laws of the State of Oregon.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Home stockholders under Home’s articles of incorporation and bylaws (left column) and the rights of Cascade stockholders under Cascade’s articles of incorporation and bylaws (right column). While the companies believe that the summary table includes the material differences between the rights of Home stockholders and those of Cascade stockholders, this summary does not include a complete description of all the differences between the rights of the stockholders and is qualified in its entirety by reference to the MGCL and OBCA and the respective corporate governance instruments of Home and Cascade. Copies of the full text of Cascade’s articles of incorporation and bylaws currently in effect, and Home’s articles of incorporation and bylaws currently in effect, are available, without charge, by following the instructions in the section entitled “Where You Can Find More Information” on page i.

Home	Cascade
Authorized Capital Stock
Home’s articles of incorporation state that the authorized capital stock of Home consists of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the Home record date, there were [ ] shares of Home common stock outstanding and no shares of Home preferred stock outstanding.	Cascade’s articles of incorporation state that the authorized capital stock of Cascade consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of the Cascade record date, there were [ ] shares of Cascade common stock outstanding and no shares of Cascade preferred stock outstanding.
Voting and Voting Limitations
Home’s articles of incorporation provide that each stockholder is entitled to one vote for each share of stock held by such stockholder. Home’s articles of incorporation do not provide for cumulative voting by stockholders in the election of directors.	Cascade’s bylaws provide that each stockholder is entitled to one vote for each share of stock held by such stockholder. Cascade’s articles of incorporation do not provide for cumulative voting by stockholders in the election of directors.
Home’s articles of incorporation generally prohibit any stockholder that beneficially owns more than 10% of the outstanding shares of Home common stock from voting shares in excess of this limit.	Cascade’s articles of incorporation and bylaws do not limit the number of shares held by a stockholder that may be voted by such stockholder.

Home	Cascade
Number of Directors
Home’s bylaws state that the number of directors comprising the board of directors will be no less than the minimum number of directors required by the MGCL, with the exact number to be determined from time to time by the Home board of directors. There are currently seven members of the Home board of directors.	Cascade’s bylaws state that the number of directors comprising the board of directors will be from seven to 12, with the exact number to be fixed from time to time by resolution of the Cascade board of directors. There are currently ten members of the Cascade board of directors. Pursuant to the merger agreement, Cascade will increase the size of the Cascade board of directors from ten members to 14 members if requested in writing by Home at least ten business days prior to the closing date of the merger, in which case Home will be entitled to designate four persons who are Home directors as of the date of the merger agreement to fill the newly created vacancies.
Classification of Board of Directors
Home’s articles of incorporation provide for a classified board of directors. The directors are divided into three classes. Directors elected to succeed those directors whose terms expire are elected for a term of office to expire at the third succeeding annual meeting of the stockholders after their election and until their successors are qualified.	Cascade’s articles of incorporation and bylaws do not provide for a classified board of directors. Each director serves until the next annual meeting of stockholders and his or her successor is elected.
Removal of Directors
Under Home’s articles of incorporation, any director may be removed from office at any time only for cause and only by the affirmative vote of at least 80% of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	Under Cascade’s bylaws, any director may be removed, with or without cause, by a majority vote of the stockholders at a special meeting of stockholders called for that purpose.
Filling Vacancies on the Board of Directors
Home’s bylaws provide that vacancies and newly created directorships resulting from any increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will hold office until the next election of the class of directors of the director which such director replaced, and until his or her successor is elected and qualified.	Cascade’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the stockholders, the board of directors or by the vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.

Home	Cascade
Stockholder Proposals and Director Nominations
Home’s bylaws permit stockholders who are stockholders of record on the record date for determination of who is entitled to notice and who are stockholders of record at the time notice is delivered to the corporate secretary of Home to submit proposals and nominate a director for election if notice is delivered to the corporate secretary of Home not less than 90 days and not more than 120 days prior to the date of the meeting to elect directors, with the notice period varying for certain instances as set forth in the bylaws, provided that if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, notice must be received by Home not earlier than the 120th day prior to the date of the annual meeting and not later than the later of (i) the 90th day prior to the date of the annual meeting or (ii) the tenth day following the first to occur of the day on which notice of the date of the annual meeting was mailed or the day on which public announcement of the date of the annual meeting was first made by Home.	Cascade’s bylaws provide that a Cascade stockholder can submit proposals and nominate directors at an annual meeting by providing written notice to the secretary of Cascade not less than 60 days nor more than 90 days prior to the meeting date, provided that in the event less than 65 days’ notice or prior public disclosure of the meeting date is given or made to Cascade stockholders, the notice will be timely if received not later than the close of business on the 15th day following the day on which the notice or prior public disclosure of the date of the annual meeting was made. In addition, in order for a Cascade stockholder to be eligible to nominate a director, such stockholder must have continuously held at least $2,000 in market value of shares of Cascade common stock for at least one year and must hold the shares through the date of the annual meeting at which the nomination will be made.
Dividends
Under Maryland law, Home may not declare a dividend if, after giving effect to such dividend, it would not be able to pay indebtedness as the indebtedness becomes due in its usual course of business or if its total assets would be less than the sum of its total liabilities.	Under Oregon law, Cascade may declare a dividend only if, after giving it effect, in the judgment of the board of directors: (i) Cascade would be able to pay its debts as they become due in the usual course of business; and (ii) Cascade’s total assets would at least equal the sum of its total liabilities plus the amount that would be needed if Cascade were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.
Quorum at Stockholder Meetings
Home’s bylaws provide that the holders of at least one-third of all shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum unless a larger number is required by law, provided that where a separate class vote is required, a majority of the shares of such class, present in person or by proxy, will constitute a quorum with respect to the vote on that matter.	Cascade’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.

Home	Cascade
Stockholder Action Without a Meeting
According to Home’s bylaws, any action required or permitted to be taken at any stockholders’ meeting may be taken without a meeting if a consent is given in writing setting forth the action to be taken is delivered to Home by each stockholder entitled to vote on the matter.	According to Cascade’s bylaws, any action required or permitted to be taken by the stockholders at any meeting may be taken without a meeting if a consent in writing is delivered setting forth the action to be taken and bearing signatures by all of the stockholders who are entitled to vote on the matter.
Special Meetings of Stockholders
According to Home’s bylaws, a special meeting of the stockholders may be called upon the request of the president or by the board of directors pursuant to a resolution adopted by a majority of the directors. A special meeting of the stockholders shall be called by the corporate secretary at the written request of Home stockholders who together hold a majority of the outstanding shares of Home capital stock that would be entitled to vote at such a meeting.	According to Cascade’s bylaws, a special meeting of the stockholders may be called by the chief executive officer or by a resolution of the board of directors or upon written request in proper form of Cascade stockholders who together hold at least 10% of the outstanding shares of Cascade stock that would be entitled to vote on any issue at such a meeting. Any special meeting of Cascade stockholders must be held in the State of Oregon.
Limitations on Liability of Directors and Officers
Home’s articles of incorporation provide that officers and directors of Home shall not be personally liable to Home or its stockholders for monetary damages. However, the articles of incorporation do not eliminate or limit the liability of a director or officer (i) for any transaction from which the director derived an improper personal benefit; (ii) to the extent that a final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) to the extent otherwise provided by the MGCL.	Cascade’s articles of incorporation provide that a director of Cascade shall not be personally liable to Cascade or its stockholders for monetary damages for conduct as a director, except in the event of (i) any breach of the director’s duty of loyalty to Cascade or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any distribution to stockholders which is unlawful under Oregon law; or (iv) any transaction from which the director derived an improper personal benefit.
Indemnification of Directors and Officers
Home’s articles of incorporation provide that Home shall indemnify, to the full extent permitted by law, (i) its current and former directors and officers, whether serving Home or, at the request of Home, any other entity; and (ii) other employees and agents to the extent authorized by Home’s board of directors.	Cascade’s bylaws provide that Cascade will indemnify any person who is or was made party to a proceeding because the person is or was a director or officer of Cascade, or while a director or officer of Cascade was serving another enterprise at the request of Cascade, if (i) the conduct of the person was in good faith; (ii) the person reasonably believed that his or her conduct was in, or at least not opposed to, the best interest of Cascade; and (iii) in the case of a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. Cascade may indemnify employees or agents of Cascade to the same extent as an officer or director.

Home	Cascade
Cascade may not indemnify a director or officer (i) in connection with a proceeding by or in the right of Cascade in which the director or officer was adjudged liable to Cascade; or (ii) in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer.
Amendments to Articles of Incorporation and Bylaws
Home’s articles of incorporation may be amended in the manner allowed under Maryland law; provided that the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal certain articles relating to the amendment of the articles of incorporation, directors, bylaws, approval of certain business combinations, acquisitions of equity securities from interested persons, indemnification of directors and officers and limitation of liability, and certain sections in the articles of incorporation relating to preferred stock, restrictions on voting rights of Home’s equity securities and majority vote. The Home board of directors, with the approval of a majority of the directors and without action by the stockholders, may amend the articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Home has authority to issue.	Cascade’s articles of incorporation may be amended in the manner allowed under Oregon law, except that (i) the provisions relating to ORS Sections 60.801-60.816, referred to as the Oregon Control Share Act or OCSA, cannot be amended without the approval of at least 75% of the outstanding shares of Cascade capital stock entitled to vote generally in the election of directors (excluding all “interested shares” as defined in ORS 60.825); and (ii) the provisions relating to certain business combinations cannot be amended without the approval of at least two-thirds of the outstanding shares of capital stock of Cascade held by stockholders who are not “interested shareholders” as defined in ORS 60.825 and who are otherwise entitled to vote generally in the election of directors unless such business combination is approved by a majority of the “continuing directors” of Cascade, which means directors (i) on March 7, 1990 or (ii) designated by a majority of the then-continuing directors.
Home’s articles of incorporation provide that the bylaws may be adopted, amended or repealed by the majority approval of the total number of directors. The Home stockholders also have the power to adopt, amend or repeal Home’s bylaws with the affirmative vote of at least 80% of the voting power of the
then-outstanding shares of capital stock entitled to vote generally in the election of directors.	Cascade’s bylaws may be amended or repealed by the board of directors by a vote of a majority of the directors. The stockholders also may amend or repeal the bylaws in the manner allowed under the OBCA.

Home	Cascade
Votes on Mergers and Similar Transactions
Under the MGCL, a merger or sale of substantially all of Home’s assets requires the approval of the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. The MGCL allows for a corporation to specify a lower proportion as long as the proportion is not less than a majority of all votes entitled to be cast on the matter. Under Home’s articles of incorporation, an affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote on the matter is required to approve the merger, except as otherwise provided in the articles of incorporation. In addition, under Home’s articles of incorporation, certain mergers, sales of assets equaling or exceeding 25% or more of Home’s consolidated assets, the issuance of securities with a fair market value equaling or exceeding 25% of the consolidated assets of Home, a plan of liquidation or dissolution or a reclassification, in each case, involving a stockholder who owns more than 10% of the voting power of the outstanding voting stock of Home must be approved by 80% of the voting power of the then-outstanding shares of Home entitled to vote in the election of directors unless (i) the transaction is approved by a majority of Home’s disinterested directors or (ii) the transaction meets certain fair price provisions set forth in Home’s articles of incorporation.	Under the OBCA, a merger or sale of substantially all of Cascade’s assets requires the approval of a majority of the outstanding shares of Cascade common stock. Under Cascade’s articles of incorporation, the merger of Cascade or any of its majority-owned subsidiaries, the sale of Cascade’s or any of its majority-owned subsidiaries’ assets having a book value in excess of 10% of the total consolidated assets of Cascade or such majority-owned subsidiary, any plan of liquidation or dissolution, any spin-off, split-off or split-up, or any reclassification of Cascade’s securities requires, in addition to any vote required under applicable law, the approval of at least two-thirds of the outstanding shares of capital stock of Cascade held by stockholders who are not “interested shareholders” as defined in ORS 60.825 and who are otherwise entitled to vote generally in the election of directors unless such transaction is approved by a majority of the “continuing directors” of Cascade, as defined above.
Anti-Takeover Provisions
Section 3-602 of the MGCL prohibits a Maryland corporation from engaging in a “business combination” (as defined under Maryland law) with a person owning 10% or more of the corporation’s voting stock for five years following the time that a person becomes a 10% stockholder, with certain exceptions. Home, in its articles of incorporation, has opted out of this Section 3-602 of the MGCL.	Section 60.835 of the OBCA prohibits an Oregon corporation from engaging in a “business combination” (as defined under Oregon law) with a person owning 15% or more of the corporation’s voting stock for three years following the time that a person becomes a 15% stockholder, with certain exceptions. Cascade has not opted out of Section 60.835.

Home	Cascade
The Oregon Control Share Act regulates the process by which a person may acquire control of certain Oregon-based corporations without the consent and cooperation of the board of directors. The OCSA provisions restrict a stockholder’s ability to vote shares of stock acquired in certain transactions not approved by the board that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the stockholders. A corporation may opt out of the OCSA by provision in the corporation’s articles of incorporation or bylaws. Cascade has not opted to take itself outside of the coverage of the OCSA. Under Cascade’s articles of incorporation and bylaws, the affirmative vote of either 75% of the outstanding shares of Cascade capital stock, excluding interested shares, or two-thirds of the Cascade board of directors is required to opt out of the OCSA.

DESCRIPTION OF CASCADE CAPITAL STOCK

The following summary description of the capital stock of Cascade does not purport to be complete and is qualified in its entirety by reference to Cascade’s articles of incorporation and bylaws, as well as the OBCA. Cascade common stock is traded on the NASDAQ Capital Market under the symbol “CACB.” Cascade common stock represents non-withdrawable capital and will not be insured by the FDIC. All of the outstanding shares of Cascade common stock are, and any Cascade common stock issued pursuant to the merger agreement will be, fully paid and nonassessable.

The following summary is not a complete description of the applicable provisions of Cascade’s articles of incorporation, as amended, and Cascade’s bylaws, as amended and restated, which have been previously filed with the SEC and filed as exhibits to the registration statement of which this document is a part, or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See the section entitled “Where You Can Find More Information” on page i.

Authorized Capitalization

Cascade’s authorized capital stock consists of:

•	100,000,000 shares of common stock, without par value; and
•	5,000,000 shares of preferred stock, without par value.

Common Stock

As of [    ], there were [    ] shares of Cascade common stock outstanding held by approximately [    ] holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name. Each share of Cascade common stock has the same relative rights, and is identical in all respects, with each other share of Cascade common stock.

Voting Rights.  Each holder of Cascade common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Cascade’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or represented by proxy shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the NASDAQ listing rules or Cascade’s articles of incorporation. There are no cumulative voting rights.

Supermajority Voting Rights.  Under the Cascade articles of incorporation, the vote of either a majority of the “continuing directors” on the Cascade board of directors or the affirmative vote of at least two-thirds of the outstanding Cascade capital stock held by stockholders who are not “interested shareholders” is required to approve certain activities, including a merger or consolidation of Cascade into another entity, certain significant dispositions of Cascade’s assets, including its subsidiaries, certain reclassifications or recapitalizations of Cascade and certain amendments to the Cascade articles of incorporation.

Dividends.  Each holder of Cascade common stock is entitled to such dividends as the Cascade board of directors may declare from time to time out of funds legally available therefor. Cascade’s dividends depend upon the receipt by Cascade of dividends from Cascade’s subsidiaries because Cascade has no source of income other than dividends from its subsidiaries. These rights are subject to the preferential rights of any Cascade preferred stock that Cascade may issue in the future.

Liquidation Rights.  In the event of liquidation, dissolution or winding up of Cascade, whether voluntary or involuntary, the holders of Cascade common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, and payment or provision for payment of all required distributions with respect to outstanding shares of preferred stock, all of the assets of Cascade available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights.  Subject to certain customary conditions, pursuant to the terms of the Securities Purchase Agreements, dated as of November 16, 2010, by and among Cascade and each of David F. Bolger, an affiliate of Lightyear, an affiliate of Leonard Green & Partners, L.P., referred to as Leonard Green, and an affiliate of WL Ross & Co. LLC, referred to as WL Ross, Cascade has granted each of Mr. Bolger, Lightyear, Leonard Green and WL Ross, and their respective affiliates who hold the shares of Cascade common stock, preemptive rights on any subsequent offering of Cascade’s securities. Each of them will have the preemptive rights described in the Securities Purchase Agreements entered into between Cascade and each such investor, until he or it, or his or its respective affiliates, ceases to own 5% or more of the outstanding shares of Cascade common stock.

Preferred Stock

As of the date of this document, there were no shares of preferred stock outstanding. Under the Cascade articles of incorporation, the Cascade board of directors is authorized, without further action of the Cascade stockholders, to issue from time to time shares of preferred stock in one or more series and with such designations, preferences, limitations and relative rights as the Cascade board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. Except as otherwise required by any capital purchase program authorized by the Emergency Economic Stabilization Act of 2008, however, the holders of Cascade preferred stock will not be entitled to more than one vote per share, when voting as a class of the holders of Cascade common stock or to vote on any matter separately as a class or series unless expressly required by the OBCA. The Cascade board of directors may increase or decrease the number of shares of any outstanding series of Cascade preferred stock. If the number of shares of any series is decreased, those shares constituting the decrease will resume the status of authorized but unissued shares.

The issuance of shares of Cascade preferred stock could adversely affect the holders of Cascade common stock. For example, the issuance of Cascade preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Cascade preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of Cascade common stock.

Anti-Takeover Effects of Certain Provisions in Cascade’s Articles of Incorporation and Bylaws and Oregon Law

The OCSA regulates the process by which a person may acquire control of certain Oregon-based corporations without the consent and cooperation of the board of directors. The OCSA provisions restrict a stockholder’s ability to vote shares of stock acquired in certain transactions not approved by the board that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the stockholders. A corporation may opt out of the OCSA by provision in the corporation’s articles of incorporation or bylaws. Cascade has not opted to take itself outside of the coverage of the OCSA. Under the Cascade articles of incorporation, the affirmative vote of either 75% of the outstanding shares of Cascade capital stock entitled to vote generally in the election of directors, excluding interested shares, or two-thirds of the “continuing directors” on the Cascade board of directors is required to opt out of the OCSA.

Except under certain circumstances, the OBCA also prohibits a “business combination” between a corporation and an “interested stockholder” (in the case of the OBCA) within three years of the stockholder becoming an “interested stockholder.” Generally, an “interested stockholder” is defined under the OBCA as a person or group that directly or indirectly controls, or has the right to acquire or control, the voting or disposition of 15% or more of the outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. A “business combination” is defined broadly to include, among others (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder; (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries; (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder; and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

A business combination between a corporation and an interested stockholder is prohibited unless (i) prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions placed on interested stockholders by the OBCA do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation’s original articles of incorporation contains a provision expressly electing not to be governed by the applicable section of the OBCA; or (ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws or articles of incorporation expressly electing not to be governed by the applicable section of the OBCA, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Such an amendment, however, generally will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption. In addition, the restrictions are not applicable to certain business combinations proposed between the announcement and the consummation or abandonment of certain transactions, including mergers and tender offers. Cascade has not elected to take itself outside of the coverage of the applicable sections of the OBCA.

Authorized but Unissued Shares

Cascade’s articles of incorporation provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval; however, such issuances are subject to various limitations imposed by the NASDAQ. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of Cascade by means of a proxy contest, tender offer, merger or otherwise.

Election and Removal of Directors

Cascade’s bylaws require a minimum of seven directors and a maximum of 12 directors with the number of directors at any time to be fixed by board resolution. Cascade currently has ten directors. Directors are elected by a majority of the votes present at each annual meeting of Cascade stockholders. The OBCA and Cascade’s bylaws provide that stockholders may remove directors with or without cause by the affirmative vote of a majority of the votes cast at a special meeting of stockholders called for the purpose of removing the director when a quorum is present.

Effective as of the closing of the Securities Purchase Agreements, dated as of November 16, 2010, by and among Cascade and each of Lightyear, Leonard Green, and WL Ross, one designee of each of Mr. Bolger, Lightyear, Leonard Green and WL Ross was appointed to each of the Cascade board of directors and the Cascade Bank board of directors. A representative of David F. Bolger serves on the boards of Cascade and Cascade Bank pursuant to a previously existing stockholder’s agreement between Mr. Bolger and Cascade. From the closing of the private offerings, for so long as Mr. Bolger, Lightyear, Leonard Green and WL Ross, each together with his or its affiliates, owns at least 5% or more of all of the outstanding shares of Cascade common stock (counting for such purposes all shares of Cascade common stock into or for which the securities of Cascade owned by the investor are directly or indirectly convertible or exercisable and excluding as shares owned and shares outstanding all shares of Cascade common stock issued by Cascade after the closing of the private offerings), at any election of directors of Cascade or Cascade Bank, such investor will have the right to nominate one candidate for election to each of the Cascade board of directors and the Cascade Bank board of directors, as a candidate recommended by the Cascade board of directors.

Board Meetings

Cascade’s bylaws provide that the chief executive officer, secretary or a majority of the directors may call special meetings of the Cascade board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Cascade’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Cascade board of directors or a committee of the Cascade board of directors when nominating its director designees.

Stockholder Action by Written Consent; Special Meetings of Stockholders

Cascade’s bylaws provide that stockholder action can be taken by written consent in lieu of a meeting if such action is approved by the appropriate number of stockholders required to approve such action. Under the OBCA, any stockholder action taken by written consent in lieu of a meeting must be approved by all stockholders entitled to vote on such action. Cascade’s bylaws provide that a special meeting of the stockholders may only be called by the chief executive officer, by a resolution of the board of directors or by the stockholders upon a written request in proper form of Cascade stockholders owning at least 10% of the votes entitled to be cast on any issue to be considered at the special meeting.

Limitations on Liability and Indemnification of Officers and Directors

Under the OBCA, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under the OBCA, a corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. A corporation may indemnify against the reasonable expenses associated with a proceeding by or in the right of the corporation. The OBCA provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s articles of incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the articles of incorporation, officers of the corporation are also entitled to the benefit of the above statutory provisions.

The OBCA also provides in Section 60.047 that the corporation may, by its articles of incorporation, eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director, provided that the articles of incorporation may not eliminate or limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful distribution, or any transaction from which the director received an improper personal benefit.

Consistent with the OBCA, Cascade’s bylaws provide for the indemnification of its present and former directors or officers subject to certain limitations, and Cascade’s articles of incorporation provide for the elimination of personal liability of Cascade’s directors under certain circumstances.

Cascade and Cascade Bank are each parties to indemnification agreements with each of its directors. Under each indemnification agreement, if a director was or is made a party, or is threatened to be made a party, to or is otherwise involved (including, without limitation, as a witness) in any Proceeding (as defined below), Cascade or Cascade Bank, as applicable, will hold harmless and indemnify the director from and against any and all losses, claims, damages, liabilities or expenses (including attorneys’ fees, judgments, fines, taxes or penalties, amounts paid in settlement and other expenses incurred in connection with such Proceeding), referred to as Damages, to the full extent permitted by law. “Proceeding” shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the director is, was or becomes involved by reason of the fact that the director is or was a director, officer, employee and/or agent of Cascade or Cascade Bank, as applicable, or that, being or having been such a director, officer, employee and/or agent, the director is or was serving at Cascade’s or Cascade Bank’s, as applicable, request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the director in an official capacity as a director, officer, partner, trustee, employee or agent or in any other capacity while serving as a director, officer, partner, trustee, employee or agent; provided, however, that, except with respect to an action to enforce the provisions of the indemnification agreement, “Proceeding” shall not include any action, suit or proceeding instituted by or at the direction of the director unless such action, suit or proceeding is or was authorized by Cascade’s or Cascade Bank’s, as applicable, board of directors. The foregoing summary of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the full text of Cascade’s form of indemnification agreement and Cascade Bank’s form of indemnification agreement, copies of which are filed as exhibits to the registration statement of which this document is a part, and incorporated herein by reference.

Transfer Agent

The transfer agent and registrar for the Cascade common stock is American Stock Transfer and Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

EXPERTS

The consolidated financial statements of Cascade as of December 31, 2012 and for the year then ended included in this document have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere in this document, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Cascade as of December 31, 2011, and for each of the two years in the period ended December 31, 2011, included in this document, which is part of a registration statement, have been audited by Delap LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Home as of December 31, 2012 and September 30, 2011, and for the year ending December 31, 2012, the three months ending December 31, 2011 and the years ending September 30, 2011 and 2010, included in this document, which is part of a registration statement, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere in this document, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL OPINIONS

Hunton & Williams LLP, 1445 Ross Avenue, Suite 3700, Dallas, Texas 75202, and Vorys, Sater, Seymour and Pease LLP, 301 East Fourth Street, Suite 3500, Cincinnati, Ohio 45202, will deliver at the effective time of the merger their opinions to Cascade and Home, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 118. The validity of the Cascade common stock to be issued in connection with the merger has been passed upon for Cascade by Davis Wright Tremaine LLP, 1201 Third Avenue, Suite 2200, Seattle, Washington 98101, Oregon counsel to Cascade.

OTHER MATTERS

As of the date of this document, neither the Cascade board of directors nor the Home board of directors know of any matters that will be presented for consideration at their respective special meetings other than as described in this document. However, if any other matter shall properly come before either the Cascade special meeting or the Home special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

CASCADE ANNUAL MEETING STOCKHOLDER PROPOSALS

To be eligible under Rule 14a-8 under the Exchange Act and under Cascade’s bylaws for inclusion in Cascade’s proxy statement, proxy card, and presentation at Cascade’s 2014 annual meeting of stockholders, a proper stockholder proposal must have been received at Cascade’s main office at 1100 N.W. Wall Street, Bend, Oregon 97701 no later than the close of business (5:00 p.m. local time) on November 25, 2013. For a proper stockholder proposal submitted outside of the process provided by Rule 14a-8 to be eligible for presentation at Cascade’s 2014 annual meeting of stockholders, notice must be received by the Secretary of Cascade, in writing, not less than 60 days nor more than 90 days before the date of the meeting (for an April 28, 2014 meeting, no earlier than January 28, 2014, and no later than the close of business on February 27, 2014); provided, however, that in the event less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received by the Secretary of Cascade, in writing, by the close of business on the 15th day following the day on which such notice or prior public disclosure of the date of the annual meeting was made, whichever first occurs. The notice must be in the manner and form required by Cascade’s bylaws and Rule 14a-8 under the Exchange Act.

HOME ANNUAL MEETING STOCKHOLDER PROPOSALS

Home held its 2013 annual meeting of stockholders on May 24, 2013. If the merger is completed, Home will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the merger is not completed or if Home is otherwise required to do so under applicable law, Home will hold a 2014 annual meeting of stockholders. Any stockholder nominations or proposals for other business intended to be presented at Home’s next annual meeting must be submitted to Home as set forth below.

Any stockholder proposal intended for inclusion in Home’s proxy statement and proxy card relating to its 2014 annual meeting of stockholders must be submitted in writing to the executive office of Home at 500 12th Avenue South, Nampa, Idaho, 83651, no later than December 16, 2013, pursuant to the proxy solicitation regulations of the SEC. To be considered for presentation at 2014 annual meeting, although not included in the proxy materials for that meeting, any stockholder proposal must be stated in writing and received at Home’s executive office by not later than the close of business on the 90th day prior to the first anniversary of the date of the preceding year’s annual meeting and not earlier than the close of business on the 120th day prior to the first anniversary of the date of the preceding year’s annual meeting. Nothing in this paragraph shall be deemed to require Home to include in its proxy statement and proxy card for such meeting any stockholder proposal which does not meet the requirements of the SEC in effect at the time. Any such proposal will be subject to Rule 14a-8 promulgated by the SEC under the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Home to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Home (File No. 001-33795):

•	Annual Report on Form 10-K for the year ended December 31, 2012;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013; and
•	Current Reports on Form 8-K filed May 30, 2013, September 25, 2013, September 26, 2013, October 24, 2013 and November 8, 2013 (other than the portions of those documents not deemed to be filed).

In addition, Home is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of the Home stockholders, provided, however, that Home is not incorporating by reference any information furnished (but not filed).

Both Cascade and Home file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information Home has incorporated by reference and any other materials Home or Cascade file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page i.

Neither Cascade nor Home has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO CASCADE FINANCIAL INFORMATION

Financial Statements as of September 30, 2013 and December 31, 2012 and for the three and nine month periods ended September 30, 2013 and 2012 (Unaudited):
Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-2
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2013 and 2012	F-3
Condensed Consolidated Statements of Comprehensive Income (Loss) for the three and nine months ended September 30, 2013 and 2012	F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	F-5
Notes to Condensed Consolidated Financial Statements	F-6

Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 (Audited):
Report of Independent Registered Public Accounting Firms	F-32
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-34
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-35
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010	F-37
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2012, 2011 and 2010	F-38
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-39
Notes to Consolidated Financial Statements	F-41

Cascade Bancorp & Subsidiary
Condensed Consolidated Balance Sheets
September 30, 2013 and December 31, 2012
(Dollars in thousands)
(unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Cash and cash equivalents:
Cash and due from banks	$44,405	$31,354
Interest bearing deposits	85,399	81,651
Federal funds sold	22	23
Total cash and cash equivalents	129,826	113,028
Investment securities available-for-sale	200,103	257,544
Investment securities held-to-maturity, estimated fair value of $1,364 ($1,863 in 2012)	1,337	1,813
Federal Home Loan Bank (FHLB) stock	10,006	10,285
Loans held for sale	12,414	2,329
Loans, net	916,505	829,057
Premises and equipment, net	33,744	34,239
Bank-owned life insurance (BOLI)	36,364	35,705
Other real estate owned (OREO), net	3,345	6,552
Deferred tax asset (DTA), net	51,463	—
Other assets	11,563	10,865
Total assets	$1,406,670	$1,301,417
LIABILITIES & STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Demand	$459,033	$410,258
Interest bearing demand	541,604	496,674
Savings	47,225	40,030
Time	147,754	129,272
Total deposits	1,195,616	1,076,234
FHLB borrowings	—	60,000
Other liabilities	24,178	24,408
Total liabilities	1,219,794	1,160,642
Stockholders' equity:
Preferred stock, no par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value; 100,000,000 shares authorized; 47,588,609 issued and outstanding (47,326,306 in 2012)	330,684	330,024
Accumulated deficit	(143,320)	(192,933)
Accumulated other comprehensive income	(488)	3,684
Total stockholders' equity	186,876	140,775
Total liabilities and stockholders' equity	$1,406,670	$1,301,417

See accompanying notes to condensed consolidated financial statements.

Cascade Bancorp & Subsidiary
Condensed Consolidated Statements of Operations
Three and Nine months ended September 30, 2013 and 2012
(Dollars in thousands, except per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest income:
Interest and fees on loans	$11,080	$11,893	$33,251	$37,231
Interest on investments	1,356	1,533	4,059	4,462
Other investment income	71	36	173	163
Total interest income	12,507	13,462	37,483	41,856
Interest expense:
Deposits:
Interest bearing demand	193	224	541	872
Savings	6	5	17	18
Time	235	462	829	1,612
Other borrowings	16	480	949	1,429
Total interest expense	450	1,171	2,336	3,931
Net interest income	12,057	12,291	35,147	37,925
Loan loss provision	—	—	1,000	1,100
Net interest income after loan loss provision	12,057	12,291	34,147	36,825
Non-interest income:
Service charges on deposit accounts	766	791	2,245	2,471
Card issuer and merchant services fees, net	847	694	2,473	1,970
Earnings on BOLI	224	234	659	751
Mortgage banking income, net	1,284	1,104	3,504	2,948
Other income	516	410	1,628	1,500
Total non-interest income	3,637	3,233	10,509	9,640
Non-interest expense:
Salaries and employee benefits	7,633	7,859	24,239	23,720
Occupancy	1,101	1,127	3,830	3,444
Equipment	457	371	1,191	1,143
Communications	347	394	1,108	1,149
FDIC insurance	454	665	1,305	2,048
OREO	47	85	322	834
Professional services	1,025	753	2,535	2,630
Prepayment penalties on FHLB advances	—	—	3,827	—
Other expenses	2,519	2,445	7,847	6,804
Total non-interest expense	13,583	13,699	46,204	41,772
Income (loss) before income taxes	2,111	1,825	(1,548)	4,693
Income tax benefit (provision)	(619)	—	51,159	(50)
Net income	$1,492	$1,825	$49,611	$4,643
Basic and diluted income per share:
Net income per common share	$0.03	$0.04	$1.05	$0.10
Net income per common share (diluted)	$0.03	$0.04	$1.05	$0.10

See accompanying notes to condensed consolidated financial statements.

Cascade Bancorp & Subsidiary
Condensed Consolidated Statements of Comprehensive Income (Loss)
Three and Nine months ended September 30, 2013 and 2012
(Dollars in thousands)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net Income	$1,492	$1,825	$49,611	$4,643
Other Comprehensive income:
Unrealized (losses) gains on investment securities available-for-sale	(4,477)	985	(6,729)	1,732
Tax effect of the unrealized (losses) gains on investment securities available-for-sale	1,701	(375)	2,557	(658)
Comprehensive (loss) income	$(1,284)	$2,435	$45,439	$5,717

See accompanying notes to condensed consolidated financial statements.

Cascade Bancorp & Subsidiary
Condensed Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2013 and 2012
(Dollars in thousands)
(unaudited)

	Nine months ended September 30,
	2013	2012
Net cash provided by operating activities	$3,624	$19,500
Investing activities:
Purchases of investment securities available-for-sale	—	(398,174)
Purchases of mutual funds	(11)	—
Proceeds from maturities, calls, and prepayments of investment securities available-for-sale	49,884	333,769
Proceeds from maturities, calls of investment securities held-to-maturity	475	310
Proceeds from sale of FHLB stock	279	94
Loan (increases) reductions, net	(100,794)	25,803
Purchases of premises and equipment, net	(1,060)	(631)
Proceeds from sales of OREO	5,091	706
Net cash used in investing activities	(46,136)	(38,123)
Financing activities:
Net increase (decrease) in deposits	119,382	(16,321)
Proceeds from stock options exercised	30	—
Tax effect of non-vested restricted stock	(102)	(83)
Repayment of FHLB advances	(60,000)	—
Net cash provided by (used in) financing activities	59,310	(16,404)
Net increase (decrease) in cash and cash equivalents	16,798	(35,027)
Cash and cash equivalents at beginning of period	113,028	128,439
Cash and cash equivalents at end of period	$129,826	$93,412
Supplemental disclosures of cash flow information:
Interest paid	$2,573	$4,057
Loans transferred to OREO	$2,069	$1,267

See accompanying notes to condensed consolidated financial statements.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

1. Basis of Presentation

The accompanying interim condensed consolidated financial statements include the accounts of Cascade Bancorp (“Bancorp”), an Oregon chartered single bank holding company, and its wholly-owned subsidiary, Bank of the Cascades (the “Bank”) (collectively, the “Company” or “Cascade”). All significant inter-company accounts and transactions have been eliminated in consolidation.

The interim condensed consolidated financial statements have been prepared by the Company without audit and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, certain financial information and footnotes have been omitted or condensed. In the opinion of management, the condensed consolidated financial statements include all adjustments (all of which are of a normal and recurring nature) necessary for the fair presentation of the results of the interim periods presented. In preparing the condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and income and expenses for the reporting periods. Actual results could differ from those estimates. Operating results for the interim periods disclosed herein are not necessarily indicative of the results that may be expected for a full year or any future period.

The condensed consolidated financial statements as of and for the year ended December 31, 2012 were derived from audited consolidated financial statements, but do not include all disclosures contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The interim condensed consolidated financial statements should be read in conjunction with the December 31, 2012 consolidated financial statements, including the notes thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Certain amounts in 2012 have been reclassified to conform to the 2013 presentation, however the reclassifications do not have a material impact on the condensed consolidated financial statements.

2. Investment Securities

Investment securities at September 30, 2013 and December 31, 2012 consisted of the following (dollars in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
September 30, 2013
Available-for-sale
U.S. Agency mortgage-backed securities (MBS)*	$177,401	$3,140	$4,401	$176,140
Non-agency MBS	14,236	99	391	13,944
U.S. Agency asset-backed securities	8,753	869	112	9,510
Mutual fund	500	9	—	509
	$200,890	$4,117	$4,904	$200,103
Held-to-maturity
Tax credit investments	$630	$—	$—	$630
Obligations of state and political subdivisions	707	27	—	734
	$1,337	$27	$—	$1,364

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

2. Investment Securities  – (continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2012
Available-for-sale
U.S. Agency MBS*	$216,141	$5,426	$252	$221,315
Non-agency MBS	20,601	253	—	20,854
U.S. Agency asset-backed securities	9,374	599	118	9,855
Commercial paper	5,000	—	—	5,000
Mutual fund	486	34	—	520
	$251,602	$6,312	$370	$257,544
Held-to-maturity
Tax credit investments	$790	$—	$—	$790
Obligations of state and political subdivisions	1,023	50	—	1,073
	$1,813	$50	$—	$1,863

*	U.S. Agency MBS include private label MBS of approximately $11.8 million and $14.4 million at September 30, 2013 and December 31, 2012, respectively, which are supported by FHA/VA collateral.

The following table presents the contractual maturities of investment securities at September 30, 2013 (dollars in thousands):

	Available-for-sale		Held-to-maturity
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due in one year or less	$—	$—	$325	$333
Due after one year through five years	80	82	382	401
Due after five years through ten years	47,516	44,331	—	—
Due after ten years	152,794	155,181	—	—
Mutual fund	500	509	—	—
Tax credit investments	—	—	630	630
	$200,890	$200,103	$1,337	$1,364

The following table presents the fair value and gross unrealized losses of the Bank’s investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2013 and December 31, 2012 (dollars in thousands):

	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
September 30, 2013
U.S. Agency MBS	$71,106	$4,382	$2,908	$19	$74,014	$4,401
Non-Agency MBS	10,832	390	230	1	11,062	391
U.S. Agency asset-backed securities	727	1	2,524	111	3,251	112
	$82,665	$4,773	$5,662	$131	$88,327	$4,904

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

2. Investment Securities  – (continued)

	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
December 31, 2012
U.S. Agency MBS	$34,114	$43	$12,718	$209	$46,832	$252
U.S. Agency asset-backed securities	—	—	2,750	118	2,750	118
	$34,114	$43	$15,468	$327	$49,582	$370

The unrealized losses on investments in U.S. Agency and non-agency MBS and U.S Agency asset-backed securities are primarily due to changes in market yield/rate spreads at September 30, 2013 and December 31, 2012 as compared to yield/rate spread relationships prevailing at the time specific investment securities were purchased. Management expects the fair value of these investment securities to recover as securities approach their maturity dates. Management does not believe that the above gross unrealized losses on investment securities are other-than-temporary. Accordingly, no impairment adjustments have been recorded.

Management intends to hold the investment securities classified as held-to-maturity until they mature, at which time the Company will receive full amortized cost value for such investment securities. Furthermore, as of September 30, 2013, management did not have the intent to sell any of the securities classified as available-for-sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost.

3. Loans and reserve for credit losses

The composition of the loan portfolio at September 30, 2013 and December 31, 2012 was as follows (dollars in thousands):

	September 30, 2013		December 31, 2012
	Amount	Percent	Amount	Percent
Commercial real estate:
Owner occupied	$209,830	22.3%	$196,821	22.9%
Non-owner occupied	329,566	35.1%	328,480	38.3%
Total commercial real estate loans	539,396	57.4%	525,301	61.2%
Construction	52,502	5.6%	45,650	5.3%
Residential real estate	100,151	10.7%	85,494	10.0%
Commercial and industrial	211,246	22.5%	162,213	18.9%
Consumer	36,527	3.8%	39,506	4.6%
Total loans	939,822	100.0%	858,164	100.0%
Less:
Deferred loan fees	(1,664)		(1,846)
Reserve for loan losses	(21,653)		(27,261)
Loans, net	$916,505		$829,057

For the nine months ended September 30, 2013, total loan balances increased by $81.7 million mainly due to an increased commercial and industrial portfolio, primarily related to the Company’s syndicated national credit portfolio. In addition, local owner-occupied commercial real estate (“CRE”) was higher and the Company increased its portfolio of originated adjustable rate and 15 year residential real estate loans.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

Approximately 74% of the Bank’s loan portfolio at September 30, 2013 consisted of real estate-related loans, including construction and development loans, residential mortgage loans, and commercial loans secured by commercial real estate. The Bank’s results of operations and financial condition are affected by general economic trends and in particular, the strength of the local residential and commercial real estate markets in Central, Southern and Northwest Oregon and the greater Boise/Treasure Valley, Idaho area. Economic trends can significantly affect the strength of the local real estate market. Real estate values could be affected by, among other things, a worsening of economic conditions, an increase in foreclosures, a decline in home sale volumes, and an increase in interest rates. Furthermore, the Bank may experience an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws, or default on their loans or other obligations to the Bank given a sustained weakness or a weakening in business and economic conditions generally or specifically in the principal markets in which the Bank does business. An increase in the number of delinquencies, bankruptcies, or defaults could result in a higher level of non-performing assets, net charge-offs, and loan loss provision. Management is targeting to reduce CRE concentration over the long term, but real estate-related loans will remain a significant portfolio component due to the nature of the economies, businesses, and markets we serve.

In the normal course of business, the Bank may participate portions of loans to third parties in order to extend the Bank’s lending capability or to mitigate risk. At September 30, 2013 and December 31, 2012, the portion of loans participated to third-parties (which are not included in the accompanying condensed consolidated financial statements) totaled approximately $11.4 million and $12.7 million, respectively.

The reserve for loan losses represents management’s estimate of known and inherent losses in the loan portfolio as of the condensed consolidated balance sheet date and is recorded as a reduction to loans. The reserve for loan losses is increased by charges to operating expense through the loan loss provision, and decreased by loans charged-off, net of recoveries. The reserve for loan losses requires complex subjective judgments as a result of the need to make estimates about matters that are uncertain. The reserve for loan losses is maintained at a level currently considered adequate to provide for potential loan losses based on management’s assessment of various factors affecting the loan portfolio.

At September 30, 2013 and December 31, 2012, management believes that the Company’s reserve for loan losses is at an appropriate level under current circumstances and prevailing economic conditions. However the reserve for loan losses is based on estimates and actual losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Therefore, management cannot provide assurance that, in any particular period, the Company will not have significant losses in relation to the amount reserved. The level of the reserve for loan losses is also determined after consideration of bank regulatory guidance and recommendations and is subject to review by such regulatory authorities who may require increases or decreases to the reserve based on their evaluation of the information available to them at the time of their examinations of the Bank.

For purposes of assessing the appropriate level of the reserve for loan losses, the Company analyzes loans and commitments to loan, and the amount of reserves allocated to loans and commitments to loan in each of the following reserve categories: pooled reserves, specifically identified reserves for impaired loans, and the unallocated reserve. Also, for purposes of analyzing loan portfolio credit quality and determining the appropriate level of reserve for loan losses, the Company identifies loan portfolio segments and classes based on the nature of the underlying loan collateral.

The decline in the reserve for loan losses from December 31, 2012 to September 30, 2013 was mainly related to charge offs during the period, a significant portion of which relates to the Bank’s ongoing remediation of adversely classified loans.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

Transactions and allocations in the reserve for loan losses and unfunded loan commitments, by portfolio segment, for the three and nine months ended September 30, 2013 and 2012 were as follows (dollars in thousands):

	Commercial real estate	Construction	Residential real estate	Commercial and industrial	Consumer	Unallocated	Total
Three months ended September 30, 2013
Reserve for loan losses
Balance at June 30, 2013	$10,712	$842	$2,972	$5,348	$1,690	$1,130	$22,694
Loan loss provision (credit)	1,049	(201)	(202)	(23)	185	(808)	—
Recoveries	79	249	28	554	72	—	982
Loans charged off	(656)	(292)	(129)	(534)	(412)	—	(2,023)
Balance at end of period	$11,184	$598	$2,669	$5,345	$1,535	$322	$21,653
Reserve for unfunded lending commitments
Balance at June 30, 2013	$48	$268	$25	$75	$24	$—	$440
Provision for unfunded loan commitments	—	—	—	—	—	—	—
Balance at end of period	$48	$268	$25	$75	$24	$—	$440
Reserve for credit losses
Reserve for loan losses	$11,184	$598	$2,669	$5,345	$1,535	$322	$21,653
Reserve for unfunded lending commitments	48	268	25	75	24	—	440
Total reserve for credit losses	$11,232	$866	$2,694	$5,420	$1,559	$322	$22,093
Nine months ended September 30, 2013
Reserve for loan losses
Balance at December 31, 2012	$11,596	$1,583	$3,551	$7,267	$2,177	$1,087	$27,261
Loan loss provision (credit)	1,030	341	(590)	989	(5)	(765)	1,000
Recoveries	294	412	216	1,900	190	—	3,012
Loans charged off	(1,736)	(1,738)	(508)	(4,811)	(827)	—	(9,620)
Balance at end of period	$11,184	$598	$2,669	$5,345	$1,535	$322	$21,653
Reserve for unfunded lending commitments
Balance at December 31, 2012	$48	$268	$25	$75	$24	$—	$440
Provision for unfunded loan commitments	—	—	—	—	—	—	—
Balance at end of period	$48	$268	$25	$75	$24	$—	$440
Reserve for credit losses
Reserve for loan losses	$11,184	$598	$2,669	$5,345	$1,535	$322	$21,653
Reserve for unfunded lending commitments	48	268	25	75	24	—	440
Total reserve for credit losses	$11,232	$866	$2,694	$5,420	$1,559	$322	$22,093

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

	Commercial real estate	Construction	Residential real estate	Commercial and industrial	Consumer	Unallocated	Total
Three months ended September 30, 2012
Reserve for loan losses
Balance at June 30, 2012	$18,103	$4,529	$3,693	$8,785	$2,508	$601	$38,219
Loan loss provision (credit)	79	(1,183)	932	580	33	(441)	—
Recoveries	171	97	119	348	80	—	815
Loans charged off	(466)	—	(1,010)	(1,620)	(295)	—	(3,391)
Balance at end of period	$17,887	$3,443	$3,734	$8,093	$2,326	$160	$35,643
Reserve for unfunded lending commitments
Balance at June 30, 2012	$28	$29	$184	$487	$822	$—	$1,550
Provision for unfunded loan commitments	—	—	—	—	—	—	—
Balance at end of period	$28	$29	$184	$487	$822	$—	$1,550
Reserve for credit losses
Reserve for loan losses	$17,887	$3,443	$3,734	$8,093	$2,326	$160	$35,643
Reserve for unfunded lending commitments	28	29	184	487	822	—	1,550
Total reserve for credit losses	$17,915	$3,472	$3,918	$8,580	$3,148	$160	$37,193
Nine months ended September 30, 2012
Reserve for loan losses
Balance at December 31, 2011	$21,648	$5,398	$3,259	$11,291	$2,292	$17	$43,905
Loan loss provision (credit)	601	(2,375)	2,764	(768)	735	143	1,100
Recoveries	184	479	238	831	260	—	1,992
Loans charged off	(4,546)	(59)	(2,527)	(3,261)	(961)	—	(11,354)
Balance at end of period	$17,887	$3,443	$3,734	$8,093	$2,326	$160	$35,643
Reserve for unfunded lending commitments
Balance at December 31, 2011	$28	$29	$184	$487	$822	$—	$1,550
Provision for unfunded loan commitments	—	—	—	—	—	—	—
Balance at end of period	$28	$29	$184	$487	$822	$—	$1,550
Reserve for credit losses
Reserve for loan losses	$17,887	$3,443	$3,734	$8,093	$2,326	$160	$35,643
Reserve for unfunded lending commitments	28	29	184	487	822	—	1,550
Total reserve for credit losses	$17,915	$3,472	$3,918	$8,580	$3,148	$160	$37,193

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

An individual loan is impaired when, based on current information and events, management believes that it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The following table presents the reserve for loan losses and the recorded investment in loans by portfolio segment and impairment evaluation method at September 30, 2013 and December 31, 2012 (dollars in thousands):

	Reserve for loan losses			Recorded investment in loans
	Individually evaluated for impairment	Collectively evaluated for impairment	Total	Individually evaluated for impairment	Collectively evaluated for impairment	Total
September 30, 2013
Commercial real estate	$1,996	$9,188	$11,184	$35,543	$503,853	$539,396
Construction	5	593	598	2,189	50,313	52,502
Residential real estate	62	2,607	2,669	452	99,699	100,151
Commercial and industrial	102	5,243	5,345	6,248	204,998	211,246
Consumer	—	1,535	1,535	—	36,527	36,527
	$2,165	$19,166	21,331	$44,432	$895,390	$939,822
Unallocated			322
			$21,653
December 31, 2012
Commercial real estate	$1,088	$10,508	$11,596	$42,859	$482,442	$525,301
Construction	440	1,143	1,583	9,734	35,916	45,650
Residential real estate	1,141	2,410	3,551	4,840	80,654	85,494
Commercial and industrial	829	6,438	7,267	9,602	152,611	162,213
Consumer	301	1,876	2,177	1,636	37,870	39,506
	$3,799	$22,375	26,174	$68,671	$789,493	$858,164
Unallocated			1,087
			$27,261

The Company uses credit risk ratings, which reflect the Bank’s assessment of a loan’s risk or loss potential, for purposes of assessing the appropriate level of reserve for loan losses. The Bank’s credit risk rating definitions along with applicable borrower characteristics for each credit risk rating are as follows:

Acceptable

The borrower is a reasonable credit risk and demonstrates the ability to repay the loan from normal business operations. Loans are generally made to companies operating in an economy and/or industry that is generally sound. The borrower tends to operate in regional or local markets and has achieved sufficient revenues for the business to be financially viable. The borrowers financial performance has been consistent in normal economic times and has been average or better than average for its industry.

A loan can also be considered Acceptable even though the borrower may have some vulnerability to downturns in the economy due to marginally satisfactory working capital and debt service cushion. Availability of alternate financing sources may be limited or nonexistent. In some cases, the borrower’s management, may have limited depth or continuity but is still considered capable. An adequate primary source of repayment is identified while secondary sources may be illiquid, more speculative, less readily identified, or reliant upon collateral liquidation. Loan agreements will be well defined, including several financial performance covenants and detailed operating covenants. This category also includes commercial loans to individuals with average or better than average capacity to repay.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

Pass-Watch

Loans are graded Pass-Watch when temporary situations increase the level of the Bank’s risk associated with the loan, and remain graded Pass-Watch until the situation has been corrected. These situations may involve one or more weaknesses in cash flow, collateral value or indebtedness that could, if not corrected within a reasonable period of time, jeopardize the full repayment of the debt. In general, loans in this category remain adequately protected by the borrower’s net worth and paying capacity, or pledged collateral.

Special Mention

A Special Mention credit has potential weaknesses that may, if not checked or corrected, weaken the loan or leave the Bank inadequately protected at some future date. Loans in this category are deemed by management of the Bank to be currently protected but reflect potential problems that warrant more than the usual management attention but do not justify a Substandard classification.

Substandard

Substandard loans are those inadequately protected by the net worth and paying capacity of the obligor and/or by the value of the pledged collateral, if any. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision and borrowers are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigants.

CRE and construction loans are classified Substandard when well-defined weaknesses are present which jeopardize the orderly liquidation of the loan. Well-defined weaknesses include a project’s lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, and/or the project’s failure to fulfill economic expectations. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

In addition, Substandard loans also include impaired loans. Impaired loans bear the characteristics of Substandard loans as described above, and the Company has determined it does not expect timely payment of all contractually due interest and principal. Impaired loans may be adequately secured by collateral.

During the nine months ended September 30, 2013, the Bank reduced loans classified as special mention and substandard by $72.3 million, with $68.5 million of the reduction occurring in the first half of the year. Remediation was accomplished through credit upgrades mainly owing to improved obligor cash flows as well as payoffs/paydowns, note sales and/or charge offs related to the restructure of adversely risk rated loans.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio class, the recorded investment in loans by internally assigned grades at September 30, 2013 and December 31, 2012 (dollars in thousands):

	Loan grades
	Acceptable	Pass-Watch	Special Mention	Substandard	Total
September 30, 2013
Commercial real estate:
Owner occupied	$137,086	$19,168	$28,038	$25,538	$209,830
Non-owner occupied	233,861	62,240	20,777	12,688	329,566
Total commercial real estate loans	370,947	81,408	48,815	38,226	539,396
Construction	43,244	5,575	2,288	1,395	52,502
Residential real estate	96,782	953	—	2,416	100,151
Commercial and industrial	196,677	4,388	3,606	6,575	211,246
Consumer	36,499	—	—	28	36,527
	$744,149	$92,324	$54,709	$48,640	$939,822
December 31, 2012
Commercial real estate:
Owner occupied	$122,125	$26,326	$13,622	$34,748	$196,821
Non-owner occupied	214,990	39,879	24,910	48,701	328,480
Total commercial real estate loans	337,115	66,205	38,532	83,449	525,301
Construction	25,308	6,079	1,795	12,468	45,650
Residential real estate	74,576	2,207	2,086	6,625	85,494
Commercial and industrial	126,208	7,005	6,473	22,527	162,213
Consumer	37,264	603	—	1,639	39,506
	$600,471	$82,099	$48,886	$126,708	$858,164

The following table presents, by portfolio class, an age analysis of past due loans, including loans placed on non-accrual at September 30, 2013 and December 31, 2012 (dollars in thousands):

	30 – 89 days past due	90 days or more past due	Total past due	Current	Total loans
September 30, 2013
Commercial real estate:
Owner occupied	$977	$2,838	$3,815	$206,015	$209,830
Non-owner occupied	1,616	858	2,474	327,092	329,566
Total commercial real estate loans	2,593	3,696	6,289	533,107	539,396
Construction	93	162	255	52,247	52,502
Residential real estate	251	277	528	99,623	100,151
Commercial and industrial	1,503	1,128	2,631	208,615	211,246
Consumer	77	27	104	36,423	36,527
	$4,517	$5,290	$9,807	$930,015	$939,822

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

	30 – 89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2012
Commercial real estate:
Owner occupied	$1,240	$4,221	$5,461	$191,360	$196,821
Non-owner occupied	8,660	7,183	15,843	312,637	328,480
Total commercial real estate loans	9,900	11,404	21,304	503,997	525,301
Construction	1,288	2,793	4,081	41,569	45,650
Residential real estate	818	364	1,182	84,312	85,494
Commercial and industrial	2,825	1,858	4,683	157,530	162,213
Consumer	61	12	73	39,433	39,506
	$14,892	$16,431	$31,323	$826,841	$858,164

Loans contractually past due 90 days or more on which the Company continued to accrue interest were $0 and $1.5 million at September 30, 2013 and December 31, 2012, respectively.

The following table presents information related to impaired loans, by portfolio class, at September 30, 2013 and December 31, 2012 (dollars in thousands):

	Impaired loans
	With a related allowance	Without a related allowance	Total recorded balance	Unpaid principal balance	Related allowance
September 30, 2013
Commercial real estate:
Owner occupied	$7,760	$4,215	$11,975	$14,869	$1,983
Non-owner occupied	1,123	22,445	23,568	23,819	13
Total commercial real estate loans	8,883	26,660	35,543	38,688	1,996
Construction	784	1,405	2,189	2,189	5
Residential real estate	175	277	452	552	62
Commercial and industrial	4,319	1,929	6,248	7,070	102
Consumer	—	—	—	—	—
	$14,161	$30,271	$44,432	$48,499	$2,165
December 31, 2012
Commercial real estate:
Owner occupied	$8,538	$7,443	$15,981	$21,610	$988
Non-owner occupied	3,712	23,166	26,878	32,630	100
Total commercial real estate loans	12,250	30,609	42,859	54,240	1,088
Construction	2,348	7,386	9,734	9,867	440
Residential real estate	4,530	310	4,840	5,018	1,141
Commercial and industrial	6,493	3,109	9,602	10,982	829
Consumer	1,636	—	1,636	1,638	301
	$27,257	$41,414	$68,671	$81,745	$3,799

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

At September 30, 2013 and December 31, 2012, the total recorded balance of impaired loans in the above table included $34.2 million and $43.6 million, respectively, of Troubled Debt Restructuring (“TDR”) loans which were not on non-accrual status.

The following table presents, by portfolio class, the average recorded investment in impaired loans for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Commercial real estate:
Owner occupied	$13,948	$15,532	$14,579	$14,941
Non-owner occupied	25,062	33,455	26,656	31,811
Total commercial real estate loans	39,010	48,987	41,235	46,752
Construction	1,927	8,184	4,220	6,202
Residential real estate	560	6,221	2,698	5,843
Commercial and industrial	6,585	10,682	7,984	10,937
Consumer	—	1,583	894	1,285
	$48,082	$75,657	$57,031	$71,019

Interest income recognized for cash payments received on impaired loans for the nine months ended September 30, 2013 was insignificant.

Information with respect to the Company’s non-accrual loans, by portfolio class, at September 30, 2013 and December 31, 2012 is as follows (dollars in thousands):

	September 30, 2013	December 31, 2012
Commercial real estate:
Owner occupied	$5,134	$4,836
Non-owner occupied	1,153	5,756
Total commercial real estate loans	6,287	10,592
Construction	265	2,839
Residential real estate	421	556
Commercial and industrial	2,011	3,233
Total non-accrual loans	$8,984	$17,220
Accruing loans which are contractually past due 90 days or more:
Commercial real estate:
Owner occupied	—	—
Non-owner occupied	—	1,427
Total commercial real estate loans	—	1,427
Construction	—	—
Residential real estate	—	94
Commercial and industrial	—	—
Consumer	27	12
Total accruing loans which are contractually past due 90 days or more	$27	$1,533

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

TDRs

A loan is classified as a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower in the restructuring that the Company would not otherwise consider in the origination of a loan. In some situations a borrower may be experiencing financial distress, but the Company does not provide a concession. These modifications are not considered TDRs. In other cases, the Company might provide a concession, such as a reduction in interest rate, but the borrower is not experiencing financial distress. This could be the case if the Company is matching a competitor’s interest rate. These modifications would also not be considered TDRs. Finally, any renewals at existing terms for borrowers not experiencing financial distress would not be considered TDRs. A TDR loan is considered to be impaired and is individually evaluated for impairment. As with other impaired loans, a reserve for loan loss is estimated for each TDR based on the difference between expected future cash flows discounted at the original contractual rate and the current balance of the loan. For collateral dependent loans, expected future cash flows includes the estimated market value less cost to sell.

The Company allocated $1.6 million and $2.7 million of specific reserves to customers whose loan terms have been modified in TDRs as of September 30, 2013 and December 31, 2012, respectively. TDRs involve the restructuring of terms to allow customers to mitigate the risk of foreclosure by meeting a lower loan payment requirement based upon their current cash flow. As indicated above, TDRs may also include loans to borrowers experiencing financial distress that renewed at existing contractual rates, but below market rates for comparable credit quality. The Company has been actively utilizing these programs and working with its customers to improve obligor cash flow and related prospect for repayment. Concessions may include, but are not limited to, interest rate reductions, principal forgiveness, deferral of interest payments, extension of the maturity date, and other actions intended to minimize potential losses to the Company. For each commercial loan restructuring, a comprehensive credit underwriting analysis of the borrower’s financial condition and prospects of repayment under the revised terms is performed to assess whether the new structure can be successful and whether cash flows will be sufficient to support the restructured debt. Generally, if the loan is on accrual at the time of restructuring, it will remain on accrual after the restructuring. After six consecutive payments under the restructured terms, a nonaccrual restructured loan is reviewed for possible upgrade to accruing status.

Typically, once a loan is identified as a TDR it will retain that designation until it is paid off, because restructured loans generally are not at market rates following restructuring. Under certain circumstances a TDR may be removed from TDR status if it is determined to no longer be impaired and the loan is at a competitive interest rate. Under such circumstances, allowance allocations for loans removed from TDR status would be based on the historical allocation for the applicable loan grade and loan class.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio segment, information with respect to the Company’s loans that were modified and recorded as TDRs during the three and nine months ended September 30, 2013 and 2012 (dollars in thousands):

	Three months ended September 30,
	2013		2012
	Number of loans	TDR outstanding recorded investment	Number of loans	TDR outstanding recorded investment
Commercial real estate	—	$—	—	$—
Construction	1	1,243	1	72
Residential real estate	—	—	2	166
Commercial and industrial	1	963	17	824
Consumer	—	—	6	113
	2	$2,206	26	$1,175

	Nine months ended September 30,
	2013		2012
	Number of loans	TDR outstanding recorded investment	Number of loans	TDR outstanding recorded investment
Commercial real estate	5	$27,677	4	$1,734
Construction	1	1,243	2	4,497
Residential real estate	—	—	9	476
Commercial and industrial	4	1,237	26	1,405
Consumer	—	—	39	423
	10	$30,157	80	$8,535

The increase in the outstanding recorded investment of loans modified and recorded as TDRs during the nine months ended September 30, 2013 compared to the same period in 2012 was primarily the result of remediation to bolster cash flow of stressed loans, and includes the restructuring of a large CRE credit in the Bank’s loan portfolio during the first quarter of 2013.

At September 30, 2013 and 2012, the Company had remaining commitments to lend on loans accounted for as TDRs of $0 and $1.2 million, respectively.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio segment, the post modification recorded investment for TDRs restructured during the three and nine months ended September 30, 2013 and 2012 by the primary type of concession granted:

Three Months Ended September 30, 2013	Rate reduction	Term extension	Rate reduction and term extension	Total
Commercial real estate	$—	$—	$—	$—
Construction	—	1,243	—	1,243
Residential real estate	—	—	—	—
Commercial and industrial	—	963	—	963
Consumer	—	—	—	—
	$—	$2,206	$—	$2,206

Three Months Ended September 30, 2012	Rate reduction	Term extension	Rate reduction and term extension	Total
Commercial real estate	$4	$1	$—	$5
Construction	—	72	—	72
Residential real estate	—	67	99	166
Commercial and industrial	80	409	335	824
Consumer	—	83	30	113
	$84	$632	$464	$1,180

Nine Months Ended September 30, 2013	Rate reduction	Term extension	Rate reduction and term extension	Total
Commercial real estate	$3,809	$2,368	$21,500	$27,677
Construction	—	1,243	—	1,243
Residential real estate	—	—	—	—
Commercial and industrial	174	1,063	—	1,237
Consumer	—	—	—	—
	$3,983	$4,674	$21,500	$30,157

Nine Months Ended September 30, 2012	Rate reduction	Term extension	Rate reduction and term extension	Total
Commercial real estate	$1,299	$435	$—	$1,734
Construction	—	4,497	—	4,497
Residential real estate	—	377	99	476
Commercial and industrial	169	748	488	1,405
Consumer	—	393	30	423
	$1,468	$6,450	$617	$8,535

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

3. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio segment, the TDRs which had payment defaults during the nine months ended September 30, 2013 and 2012 that had been previously restructured within the last twelve months prior to September 30, 2013 and 2012:

	Nine months ended September 30,
	2013		2012
	Number of loans	TDRs restructured in the period with a payment default	Number of loans	TDRs restructured in the period with a payment default
Commercial real estate	2	$3,500	—	$—
Construction	—	—	—	—
Residential real estate	—	—	—	—
Commercial and industrial loans	—	—	1	193
Consumer loans	—	—	1	3
	2	$3,500	2	$196

4. Mortgage Servicing Rights (“MSRs”)

The Bank sells a predominant share of the mortgage loans it originates into the secondary market while retaining servicing of such loans. MSRs included in other assets in the condensed consolidated financial statements as of September 30, 2013 and December 31, 2012 are accounted for at the lower of origination value less accumulated amortization or current fair value. The net carrying value of MSRs at September 30, 2013 and December 31, 2012 was $2.0 million and $1.3 million, respectively, which includes valuation allowances of $0.2 million.

The following table presents activity in MSRs for the periods shown (dollars in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Balance at beginning of period	$1,786	$774	$1,308	$—
Additions	369	391	1,018	1,209
Amortization	(111)	(40)	(282)	(84)
Change in valuation allowance	—	(139)	—	(139)
Balances at end of period	$2,044	$986	$2,044	$986

Mortgage banking income, net, consisted of the following for the periods shown (dollars in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Origination and processing fees	$245	$159	$542	$441
Gain on sales of mortgage loans, net	1,007	1,076	2,888	2,636
MSR valuation allowance	—	(139)	—	(139)
Servicing fees	143	48	356	94
Amortization	(111)	(40)	(282)	(84)
Mortgage banking income, net	$1,284	$1,104	$3,504	$2,948

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

5. Other Real Estate Owned (“OREO”), net

The following table presents activity related to OREO for the periods shown (dollars in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Balance at beginning of period	$2,606	$12,251	$6,552	$21,270
Additions	970	296	2,068	1,268
Dispositions	(497)	(8,909)	(13,614)	(26,314)
Change in valuation allowance	266	4,909	8,339	12,323
Balances at end of period	$3,345	$8,547	$3,345	$8,547

The following table summarizes activity in the OREO valuation allowance for the periods shown (dollars in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Balance at beginning of period	$2,569	$22,872	$10,642	$30,287
Additions to the valuation allowance	37	—	262	86
Reductions due to sales	(303)	(4,909)	(8,601)	(12,410)
Balance at end of period	$2,303	$17,963	$2,303	$17,963

The following table summarizes OREO expenses for the periods shown (dollars in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Operating costs	$26	$85	$137	$786
Net (gains) losses on dispositions	(16)	—	(77)	(38)
Increases in valuation allowance	37	—	262	86
Total	$47	$85	$322	$834

6. Basic and Diluted Net Income per Common Share

The Company’s basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The Company’s diluted net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding plus any incremental shares arising from the dilutive effect of stock-based compensation.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

6. Basic and Diluted Net Income per Common Share  – (continued)

The numerators and denominators used in computing basic and diluted net income per common share for the three and nine months ended September 30, 2013 and 2012 can be reconciled as follows (dollars in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net income	$1,492	$1,825	$49,611	$4,643
Weighted-average shares outstanding – basic	47,212,330	47,142,441	47,175,243	47,122,536
Dilutive securities	356,240	150,500	277,852	147,986
Weighted-average shares outstanding – diluted	47,568,570	47,292,941	47,453,095	47,270,522
Common stock equivalent shares excluded due to antidilutive effect	32,399	19,412	32,399	16,283
Basic and diluted:
Net income per common share	$0.03	$0.04	$1.05	$0.10
Net income per common share (diluted)	$0.03	$0.04	$1.05	$0.10

7. Stock-Based Compensation

At September 30, 2013, 4,566,192 shares reserved under the stock-based compensation plans were available for future grants.

During the nine months ended September 30, 2013, the Company granted 296,417 additional shares of restricted stock with a weighted-average grant date fair value of $5.81 per share, which vest between 2013 and 2016. During the same period, the Company also granted 5,507 stock options with a weighted-average grant date fair value of approximately $6.80 per option. These stock options vest in 2016. During the nine months ended September 30, 2012, the Company granted 56,223 additional shares of restricted stock with a weighted-average grant date fair value of $5.70 per share, which vest during 2014 and 2015. During the same period, the Company also granted 19,412 stock options with a weighted-average grant date fair value of approximately $4.25 per option. These stock options vest in 2014. The Company used the Black-Scholes option-pricing model with the following weighted-average assumptions to value options granted in 2013 and 2012:

	2013	2012
Dividend yield	—%	—%
Expected volatility	77.2%	85.0%
Risk-free interest rate	1.1%	1.4%
Expected option lives	6.0 years	6.0 years

The dividend yield was based on historical dividend information. The Company has not paid dividends since the third quarter of 2008 resulting in the dividend yield of 0.0%. The expected volatility was based on the historical volatility of the Company’s common stock price. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the date of grant for periods corresponding with the expected lives of the options granted. The expected option lives represent the period of time that options are expected to be outstanding, giving consideration to vesting schedules and historical exercise and forfeiture patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of publicly-traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model is affected by subjective assumptions including historical volatility of the Company’s common stock price. Because the

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

7. Stock-Based Compensation  – (continued)

Company has relatively low average trading volume in its common stock, its estimated volatility may be higher than publicly-traded companies with greater trading volumes.

The following table presents the activity related to stock options for the nine months ended September 30, 2013 and 2012:

	Options	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value (000)
Options outstanding at January 1, 2013	139,446	$53.39	6.2	$79.4
Granted	5,507	6.80	9.5	—
Exercised	(5,250)	5.70	N/A	N/A
Canceled / forfeited	(16,193)	128.43	N/A	N/A
Expired	(10,806)	90.72	N/A	N/A
Options outstanding at September 30, 2013	112,704	$39.31	6.4	$9.9
Options exercisable at September 30, 2013	74,798	$56.16	5.3	$6.2
Options outstanding at January 1, 2012	144,370	$68.90	5.9	$—
Granted	19,412	4.25	1.9	27.8
Canceled / forfeited	(22,928)	68.73	N/A	N/A
Expired	(8,110)	68.97	N/A	N/A
Options outstanding at September 30, 2012	132,744	$59.72	6.1	$27.8
Options exercisable at September 30, 2012	54,482	$137.22	3.4	$—

Stock-based compensation expense related to stock options for the nine months ended September 30, 2013 and 2012 was approximately $0.1 million. As of September 30, 2013, there was approximately $0.1 million unrecognized compensation cost related to nonvested stock options which will be recognized over the remaining vesting periods of the underlying stock options.

The following table presents the activity related to nonvested restricted stock for the nine months ended September 30, 2013:

	Number of shares	Weighted- average grant date fair value per share
Nonvested as of January 1, 2013	157,191	$14.11
Granted	296,417	5.81
Vested	(83,508)	5.99
Canceled / forfeited	(13,860)	6.83
Nonvested as of September 30, 2013	356,240	$9.39

Restricted stock is generally scheduled to vest over a three year period, with the unearned compensation related to restricted stock amortized to expense on a straight-line basis. As of September 30, 2013, unrecognized compensation cost related to nonvested restricted stock totaled approximately $1.5 million. Total expense recognized by the Company for nonvested restricted stock for the nine months ended September 30, 2013 and 2012 was $0.7 million and $0.6 million, respectively. There was no unrecognized compensation cost related to restricted stock units (“RSUs”) at September 30, 2013 and December 31, 2012, as all RSUs were fully-vested at the date of the grant.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

8. Income Taxes

In assessing the realizability of deferred tax assets (“DTA”), management considers whether it is more likely than not that some portion or all of the DTA will or will not be realized. The Company’s ultimate realization of the DTA is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the nature and amount of historical and projected future taxable income, the scheduled reversal of deferred tax assets and liabilities, and available tax planning strategies in making this assessment. The amount of deferred taxes recognized could be impacted by changes to any of these variables.

During the three and nine months ended September 30, 2013, the Company recorded a $0.6 million income tax provision and $51.2 million income tax benefit, respectively. The significant income tax benefit recorded in the nine months ended September 30, 2013 resulted primarily from reversing substantially all of the Company’s DTA valuation allowance at June 30, 2013 of $51.7 million. During the three and nine months ended September 30, 2012, the Company recorded an income tax provision of $0 and $0.1 million, respectively.

As of September 30, 2013, the net deferred tax asset was $51.5 million. Included in the net deferred taxes are NOL’s (tax affected) for are federal taxes of $28.0 million, Oregon state taxes of $4.5 million and Idaho state taxes of $4.0 million. Also included in the net deferred taxes are federal and state tax credits of $0.9 million and $0.3 million, respectively. This is compared with a deferred tax liability as of December 31, 2012 of $2.3 million (pertaining to available-for-sale securities) as the balance of the deferred tax assets was fully reserved. There are a number of tax issues that impact the deferred tax asset balance including changes in temporary differences between the financial statement recognition of revenue and expenses, estimates as to the deductibility of prior losses and potential consequence of Section 382 of the IRC. See also “Critical Accounting Policies and Accounting Estimates — Deferred Income Taxes” included in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

9. Fair Value Measurements

GAAP establishes a hierarchy for determining fair value measurements which includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

•	Level 1: Inputs that are quoted unadjusted prices in active markets — that the Company has the ability to access at the measurement date — for identical assets or liabilities.
•	Level 2: Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs derived principally from, or corroborated by, observable market data by correlation or other means.
•	Level 3: Inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s assets and liabilities carried at fair value. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internal or third party models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that assets or liabilities are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

9. Fair Value Measurements  – (continued)

applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes that the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets and liabilities could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the condensed consolidated balance sheet date may differ significantly from the amounts presented herein.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring or nonrecurring basis, as well as the general classification of such assets pursuant to valuation hierarchy:

Investment securities available-for-sale:  Where quoted prices for identical assets are available in an active market, investment securities available-for-sale are classified within level 1 of the hierarchy. If quoted market prices for identical securities are not available, then fair values are estimated by independent sources using pricing models and/or quoted prices of investment securities with similar characteristics or discounted cash flows. The Company has categorized its investment securities available-for-sale as level 2, since a majority of such securities are MBS which are mainly priced in this latter manner.

Impaired loans:  In accordance with GAAP, loans measured for impairment are reported at estimated fair value, including impaired loans measured at an observable market price (if available), the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the fair value of the loan’s collateral (if collateral dependent). Estimated fair value of the loan’s collateral is determined by appraisals or independent valuations which are then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. A significant portion of the Bank’s impaired loans are measured using the estimated fair market value of the collateral less the estimated costs to sell. The Company has categorized its impaired loans as level 3.

OREO:  The Company’s OREO is measured at estimated fair value less estimated costs to sell. Fair value is generally determined based on third-party appraisals of fair value in an orderly sale. Historically, appraisals have considered comparable sales of like assets in reaching a conclusion as to fair value. Since many recent real estate sales could be termed “distressed sales”, and since a preponderance have been short-sale or foreclosure related, this has directly impacted appraisal valuation estimates. Estimated costs to sell OREO are based on standard market factors. The valuation of OREO is subject to significant external and internal judgment. Management periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or estimated fair value, net of estimated costs to sell. The Company has categorized its OREO as level 3.

MSRs:  The estimated fair value of MSRs is calculated by discounting the expected future contractual cash flows. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights exceeds its estimated fair value. Impairment, if deemed temporary, is recognized through a valuation allowance to the extent that estimated fair value is less than the recorded amount.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

9. Fair Value Measurements  – (continued)

The Company’s only financial assets measured at fair value on a recurring basis at September 30, 2013 and December 31, 2012 were as follows (dollars in thousands):

	Level 1	Level 2	Level 3
September 30, 2013
Investment securities available-for-sale	$—	$200,103	$—
December 31, 2012
Investment securities available-for-sale	$—	$257,544	$—

Certain assets are measured at fair value on a nonrecurring basis (e.g., the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments when there is evidence of impairment). The following table represents the assets measured at fair value on a nonrecurring basis by the Company at September 30, 2013 and December 31, 2012 (dollars in thousands):

	Level 1	Level 2	Level 3
September 30, 2013
Impaired loans with specific valuation allowances	$—	$—	$14,161
Other real estate owned	—	—	3,345
	$—	$—	$17,506
December 31, 2012
Impaired loans with specific valuation allowances	$—	$—	$34,383
Other real estate owned	—	—	6,552
MSRs	—	—	1,308
	$—	$—	$42,243

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at September 30, 2013 and December 31, 2012 (dollars in thousands):

	September 30, 2013
	Fair Value Estimate	Valuation Techniques	Unobservable Input
Impaired loans	$14,161	Market approach	Appraised value less selling costs of 5% to 10% Additional discounts of 5% to 50% to appraised value to reflect liquidation value
Other real estate owned	$3,345	Market approach	Appraised value less selling costs of 5% to 10%

	December 31, 2012
	Fair Value Estimate	Valuation Techniques	Unobservable Input
Impaired loans	$34,383	Market approach	Appraised value less selling costs of 5% to 10% Additional discounts of 5% to 50% to appraised value to reflect liquidation value
Other real estate owned	$6,552	Market approach	Appraised value less selling costs of 5% to 10%
MSRs	$1,308	Market approach	Weighted average prepayment speed of 10.5%

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

9. Fair Value Measurements  – (continued)

The Company did not change the methodology used to determine fair value for any assets or liabilities during 2012, or during the nine months ended September 30, 2013. In addition, for any given class of assets, the Company did not have any transfers between level 1, level 2, or level 3 during 2012 or the nine months ended September 30, 2013.

The following disclosures are made in accordance with the provisions of GAAP, which requires the disclosure of fair value information about financial instruments where it is practicable to estimate that value.

In cases where quoted market values are not available, the Company primarily uses present value techniques to estimate the fair value of its financial instruments. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.

In addition, as the Company normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments but which may have significant value. The Company does not believe that it would be practicable to estimate a representational fair value for these types of items as of September 30, 2013 and December 31, 2012.

Because GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

The Company uses the following methods and assumptions to estimate the fair value of its financial instruments:

Cash and cash equivalents:  The carrying amount approximates the estimated fair value of these instruments.

Investment securities:  See above description.

FHLB stock:  The carrying amount approximates the estimated fair value of this investment.

Loans:  The estimated fair value of non-impaired loans is calculated by discounting the contractual cash flows of the loans using September 30, 2013 and December 31, 2012 origination rates. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated. Estimated fair values for impaired loans are determined using an observable market price, (if available), the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the loan’s collateral (if collateral dependent) as described above. Observable market prices for community bank loans are not generally available given the non-homogenous characteristics of such loans.

BOLI:  The carrying amount approximates the estimated fair value of these instruments.

MSRs:  See above description.

Deposits:  The estimated fair value of demand deposits, consisting of checking, interest bearing demand, and savings deposit accounts, is represented by the amounts payable on demand. At the reporting date, the estimated fair value of time deposits is calculated by discounting the scheduled cash flows using the September 30, 2013 and December 31, 2012 rates offered on those instruments.

Other borrowings:  The fair value of other borrowings (including federal funds purchased, if any) are estimated using discounted cash flow analyses based on the Bank’s September 30, 2013 and December 31, 2012 incremental borrowing rates for similar types of borrowing arrangements.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

9. Fair Value Measurements  – (continued)

Loan commitments and standby letters of credit:  The majority of the Bank’s commitments to extend credit have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

The estimated fair values of the Company’s significant on-balance sheet financial instruments at September 30, 2013 and December 31, 2012 were approximately as follows (dollars in thousands):

	Level in Fair Value Hierarchy	September 30, 2013		December 31, 2012
		Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$129,826	$129,826	$113,028	$113,028
Investment securities:
Available-for-sale	Level 2	200,103	200,103	257,544	257,544
Held-to-maturity	Level 2	1,337	1,364	1,813	1,863
FHLB stock	Level 2	10,006	10,006	10,285	10,285
Loans held-for-sale	Level 2	12,414	12,414	2,329	2,329
Loans, net	Level 3	916,505	920,256	829,057	833,399
BOLI	Level 3	36,364	36,364	35,705	35,705
MSRs	Level 3	2,044	2,044	1,308	1,308
Financial liabilities:
Deposits	Level 2	1,195,616	1,195,289	1,076,234	1,076,550
FHLB borrowings	Level 2	—	—	60,000	64,981

10. Regulatory Matters

Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Bancorp’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Tier 1 capital to average assets and Tier 1 and total capital to risk-weighted assets (all as defined in the regulations).

Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. Such actions could potentially include a leverage capital limit, a risk-based capital requirement, and any other measure of capital deemed appropriate by the federal banking regulator for measuring the capital adequacy of an insured depository institution. In addition, payment of dividends by Bancorp and the Bank are subject to restriction by state and federal regulators and availability of retained earnings.

On March 7, 2013, the Bank entered into a memorandum of understanding (“MOU”) with the Federal Deposit Insurance Corporation (“FDIC”) and the Oregon Division of Finance and Corporate Securities (“DFCS”) which terminated cease-and-desist order that had been in effect between the Bank, the FDIC and the DFCS since August 2009. The MOU restricted the Bank from paying dividends without the written

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

10. Regulatory Matters  – (continued)

consent of the FDIC and DFCS and required that the Bank maintain higher levels of capital than may be required by published capital adequacy requirements.

In particular the MOU required the Bank to maintain the minimum capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10.00%. As of September 30, 2013 and December 31, 2012, the requirement relating to increasing the Bank’s Tier 1 leverage ratio was met.

On September 5, 2013, the MOU was lifted by the FDIC and DFCS.

On October 26, 2009, Bancorp entered into a written agreement with the Federal Reserve Bank of San Francisco (“FRB”) and DFCS (the “Written Agreement”), which required Bancorp to take certain measures to improve its safety and soundness. Under the Written Agreement, Bancorp was required to develop and submit for approval, a plan to maintain sufficient capital at Bancorp and the Bank within 60 days of the date of the Written Agreement. The Company submitted a strategic plan on October 28, 2009. As of September 30, 2013 and December 31, 2012, Bancorp met the 10% Tier 1 leverage ratio requirement per the Written Agreement. On July 8, 2013, the Bancorp entered into a memorandum of understanding (“FRB-MOU”) with the FRB and the DFCS which terminated the Written Agreement.

On October 23, 2013, the FRB-MOU was lifted by the FRB and DFCS.

Bancorp’s actual and required capital amounts and ratios as of September 30, 2013 and December 31, 2012 are presented in the following table (dollars in thousands):

	Actual		Regulatory minimum to be “adequately capitalized”		Regulatory minimum to be “well capitalized” under prompt corrective action
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
September 30, 2013
Tier 1 leverage (to average assets)	$141,410	10.4%	$54,194	4.0%	$135,485	10.0	%(2)
Tier 1 capital (to risk-weighted assets)	141,410	13.4	42,175	4.0	63,263	6.0
Total capital (to risk-weighted assets)	154,704	14.7	84,350	8.0	105,438	10.0
December 31, 2012
Tier 1 leverage (to average assets)	$136,960	10.4%	$52,470	4.0%	$131,174	10.0	%(1)
Tier 1 capital (to risk-weighted assets)	136,960	14.1	38,811	4.0	58,216	6.0
Total capital (to risk-weighted assets)	149,296	15.4	77,621	8.0	97,027	10.0

(1)	Pursuant to the Written Agreement, which was terminated effective July 8, 2013, Bancorp was required to maintain a Tier 1 leverage ratio of at least 10.00% in order to be deemed “well capitalized”.
(2)	Pursuant to the FRB-MOU, which was terminated effective October 23, 2013, Bancorp was required to maintain a Tier 1 leverage ratio of at least 10.00%.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

10. Regulatory Matters  – (continued)

The Bank’s actual and required capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Regulatory minimum to be “adequately capitalized”		Regulatory minimum to be “well capitalized” under prompt corrective action
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
September 30, 2013
Tier 1 leverage (to average assets)	$141,469	10.4%	$54,204	4.0%	$135,509	10.0	%(1)
Tier 1 capital (to risk-weighted assets)	141,469	13.4	42,097	4.0	63,146	6.0
Total capital (to risk-weighted assets)	154,739	14.7	84,194	8.0	105,243	10.0
December 31, 2012
Tier 1 leverage (to average assets)	$136,658	10.4%	$52,457	4.0%	$131,142	10.0	%(2)
Tier 1 capital (to risk-weighted assets)	136,658	14.1	38,803	4.0	58,205	6.0
Total capital (to risk-weighted assets)	148,991	15.4	77,607	8.0	97,008	10.0

(1)	Pursuant to the MOU, which was terminated effective September 5, 2013, the Bank was required to maintain a Tier 1 leverage ratio of at least 10.00% in order to be deemed “well-capitalized”.
(2)	Pursuant to the Order, which was terminated effective March 7, 2013, the Bank was required to maintain a Tier 1 leverage ratio of at least 10.00% in order to be deemed “well capitalized”.

11. New Authoritative Accounting Guidance

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The provisions of ASU 2013-02 require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. The provisions of ASU 2013-02 are effective for annual and interim reporting periods beginning on or after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Company’s consolidated financial statements.

12. Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s condensed consolidated financial position, results of operations, or cash flows.

13. Subsequent Event

On October 18, 2013, the Bank received required regulatory approval and completed its previously announced purchase of AmericanWest Bank’s Klamath Falls, Oregon branch and the assumption of customer relationships, including deposits and selected loans of AmericanWest’s Bend and Redmond, Oregon branch offices. In total, the Bank acquired approximately $25.6 million of deposits, paying a deposit premium of 2.00% of the balance of core in-market deposits assumed, and approximately $1.6 million of performing loans.

Cascade Bancorp & Subsidiary
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

13. Subsequent Event  – (continued)

On October 23, 2013 the Company, jointly with Home Federal Bancorp, Inc. (NASDAQ: HOME) (“Home Federal”), the holding company for Home Federal Bank announced the signing of a definitive agreement and plan of merger whereby the Company and Home Federal intend to merge in a transaction valued at approximately $265.7 million, payable in a mix of cash and the Company’s common stock to Home Federal’s stockholders. The combined company is expected to have over $2.0 billion in assets and serve communities across Oregon and Idaho. The transaction, which was unanimously approved by the boards of directors of the Company and Home Federal, however is subject to regulatory approval, approval by the shareholders of the Company and Home Federal and other customary conditions of closing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Cascade Bancorp
Bend, Oregon

We have audited the accompanying consolidated balance sheet of Cascade Bancorp as of December 31, 2012 and the related consolidated statement of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Bancorp at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cascade Bancorp’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 25, 2013 expressed an unqualified opinion thereon. Refer to our report on internal control over financial reporting dated March 25, 2013 as filed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which should be read in its entirety.

/s/ BDO USA, LLP

Spokane, Washington
March 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cascade Bancorp

We have audited the accompanying consolidated balance sheet of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Company’), as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2011. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Bancorp and its subsidiary as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Delap LLP

Lake Oswego, Oregon
March 26, 2012

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
(Dollars in thousands)

	2012	2011
ASSETS
Cash and cash equivalents:
Cash and due from banks	$31,354	$33,657
Interest bearing deposits	81,651	94,759
Federal funds sold	23	23
Total cash and cash equivalents	113,028	128,439
Investment securities available-for-sale	257,544	209,506
Investment securities held-to-maturity, estimated fair value of $1,863 ($2,566 in 2011)	1,813	2,488
Federal Home Loan Bank (FHLB) stock	10,285	10,472
Loans held for sale	2,329	506
Loans, net	829,057	853,153
Premises and equipment, net	34,239	34,181
Bank-owned life insurance (BOLI)	35,705	34,683
Other real estate owned (OREO), net	6,552	21,270
Accrued interest and other assets	10,865	8,752
Total assets	$1,301,417	$1,303,450
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Demand	$410,258	$371,662
Interest bearing demand	496,674	520,612
Savings	40,030	33,720
Time	129,272	160,833
Total deposits	1,076,234	1,086,827
FHLB advances	60,000	60,000
Accrued interest and other liabilities	24,408	23,742
Total liabilities	1,160,642	1,170,569
Stockholders' equity:
Preferred stock, no par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value; 100,000,000 shares authorized; 47,326,306 shares issued and outstanding (47,236,725 in 2011)	330,024	329,056
Accumulated deficit	(192,933)	(198,884)
Accumulated other comprehensive income	3,684	2,709
Total stockholders' equity	140,775	132,881
Total liabilities and stockholders' equity	$1,301,417	$1,303,450

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

	2012	2011	2010
Interest and dividend income:
Interest and fees on loans	$48,832	$61,604	$78,801
Interest on investment securities	5,839	4,961	5,613
Interest on interest bearing deposits	208	533	561
Interest on federal funds sold	—	2	5
Total interest and dividend income	54,879	67,100	84,980
Interest expense:
Deposits:
Interest bearing demand	1,051	2,100	4,811
Savings	23	55	78
Time	2,017	5,559	11,791
Junior subordinated debentures, other borrowings, and TLGP senior unsecured debt	1,908	3,990	7,060
Total interest expense	4,999	11,704	23,740
Net interest income	49,880	55,396	61,240
Loan loss provision	1,100	75,000	24,000
Net interest income (loss) after loan loss provision	48,780	(19,604)	37,240
Noninterest income:
Service charges on deposit accounts, net	3,244	4,493	6,219
Card issuer and merchant service fees, net	2,632	2,478	2,562
Earnings on BOLI	1,022	1,213	87
Mortgage banking income, net	4,319	513	631
Gains on sales of investment securities available-for sale	—	—	644
Other income	1,874	2,270	3,230
Total noninterest income	13,091	10,967	13,373
Noninterest expenses:
Salaries and employee benefits	31,559	31,434	29,046
Occupancy	4,598	4,710	4,649
Communications	1,541	1,653	1,727
Equipment	1,547	1,583	1,778
FDIC insurance	2,519	3,271	8,084
OREO	1,725	17,936	14,616
Professional services	3,999	4,356	2,308
Increase (decrease) in reserve for unfunded loan commitments	(1,110)	609	237
CDI impairment	—	3,436	—
Prepayment penalties on FHLB and TLGP borrowings	—	1,291	—
Other expenses	9,463	12,920	11,304
Total noninterest expenses	55,841	83,199	73,749
Income (loss) before income taxes and extraordinary net gain	6,030	(91,836)	(23,136)
(Provision) credit for income taxes	(79)	11,721	9,481
Net income (loss) before extraordinary net gain	5,951	(80,115)	(13,655)

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

	2012	2011	2010
Extraordinary gain on extinguishment of junior subordinated debentures, net of income taxes	$—	$32,839	$—
Net income (loss)	$5,951	$(47,276)	$(13,655)
Basic and diluted net income (loss) per common share:
Income (loss) before extraordinary net gain	$0.13	$(1.83)	$(4.87)
Extraordinary net gain	—	0.75	—
Net income (loss)	$0.13	$(1.08)	$(4.87)

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands)

	2012	2011	2010
Net Income (loss)	$5,951	$(47,276)	$(13,655)
Other comprehensive income (loss):
Change in unrealized gains (losses) on investment securities available-for-sale	1,572	2,194	149
Tax effect of unrealized gains (losses) of investment securities available-for-sale	(597)	(833)	(61)
Reclassification adjustment for net gains on sales of investment securities available-for-sale included in net loss	—	—	(644)
Reclassification adjustment for tax effect of net gains on sales of investment securities available-for-sale	—	—	250
Total other comprehensive income (loss)	975	1,361	(306)
Comprehensive income (loss)	$6,926	$(45,915)	$(13,961)

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands)

	Number of shares	Common stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2009	2,817,416	$159,617	$(137,953)	$1,654	$23,318
Comprehensive loss	—	—	(13,655)	(306)	(13,961)
Fractional shares paid in cash	(169)	—	—	—	—
Nonvested restricted stock grants, net	36,423	—	—	—	—
Stock-based compensation expense	—	846	—	—	846
Tax effect of nonvested restricted stock	—	(147)	—	—	(147)
Balances at December 31, 2010	2,853,670	160,316	(151,608)	1,348	10,056
Comprehensive loss	—	—	(47,276)	1,361	(45,915)
Issuance of common stock, net	44,243,750	168,074	—	—	168,074
Restricted stock grants, net	139,305	—	—	—	—
Stock-based compensation expense	—	649	—	—	649
Tax effect of nonvested restricted stock	—	17	—	—	17
Balances at December 31, 2011	47,236,725	329,056	(198,884)	2,709	132,881
Comprehensive Income	—	—	5,951	975	6,926
Issuance of common stock, net	44,917	—	—	—	—
Restricted stock grants, net	44,664	—	—	—	—
Stock-based compensation expense	—	1,050	—	—	1,050
Tax effect of nonvested restricted stock	—	(82)	—	—	(82)
Balances at December 31, 2012	47,326,306	$330,024	$(192,933)	$3,684	$140,775

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands)

	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$5,951	$(47,276)	$(13,655)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,555	3,092	4,618
Loan loss provision	1,100	75,000	24,000
Write-down of OREO	1,261	14,998	12,547
(Credit) provision for deferred income taxes	(597)	10,027	(10,027)
Gains on sales of mortgage loans, net	(2,432)	(240)	(40)
Gains on sales of investment securities available-for-sale	—	—	(644)
Deferred benefit plan (income) expenses	(315)	4,122	1,385
Stock-based compensation expense	1,050	649	846
CDI impairment	—	3,436	—
(Gains) losses on sales of OREO	(104)	1,640	69
Loss on sale of mortgage servicing rights	—	—	400
Decrease in income taxes receivable	—	—	43,256
Increase in cash surrender value of BOLI	(1,022)	(1,213)	(87)
(Increase) decrease in accrued interest and other assets	(1,756)	7,652	5,882
Decrease in accrued interest and other liabilities	384	(28,253)	(4,949)
Originations of mortgage loans	(157,653)	(28,722)	(28,083)
Proceeds from sales of mortgage loans	158,262	28,606	28,384
Net cash provided by operating activities before extraordinary net gain	7,684	43,518	63,902
Extraordinary gain on extinguishment of junior subordinated debentures, net of income taxes	—	(32,839)	—
Net cash provided by operating activities	7,684	10,679	63,902
Cash flows from investing activities:
Purchases of investment securities available-for-sale	(520,153)	(110,581)	(26,505)
Proceeds from maturities, calls, and prepayments of investment securities available-for-sale	472,134	18,520	29,212
Proceeds from sales of investment securities available-for-sale	—	—	15,773
Proceeds from maturities and calls of investment securities held-to-maturity	674	547	310
Proceeds from sale of FHLB stock	187	—	—
Loan reductions, net	21,666	238,219	248,924
Proceeds from sale of mortgage servicing rights	—	—	3,594
Purchases of premises and equipment, net	(1,819)	(754)	(5)
Proceeds from sales of OREO	14,891	12,151	15,540
Net cash (used by) provided by investing activities	(12,420)	158,102	286,843
Cash flows from financing activities:
Net decrease in deposits	(10,593)	(290,072)	(438,449)
Repayment of TLGP senior unsecured debt	—	(41,000)	—
Extinguishment of junior subordinated debentures, net	—	(13,625)	—

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands)

	2012	2011	2010
Repayment of FHLB advances	$—	$(135,000)	$—
Net decrease in other borrowings	—	—	(207)
Net proceeds from issuance of common stock	—	168,074	—
Tax effect of nonvested restricted stock	(82)	17	(147)
Net cash used by financing activities	(10,675)	(311,606)	(438,803)
Net decrease in cash and cash equivalents	(15,411)	(142,825)	(88,058)
Cash and cash equivalents at beginning of year	128,439	271,264	359,322
Cash and cash equivalents at end of year	$113,028	$128,439	$271,264

The accompanying notes are an integral part of the consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of Cascade Bancorp (“Bancorp”), an Oregon chartered single bank holding company, and its wholly-owned subsidiary, Bank of the Cascades (the “Bank”) (collectively, “the Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Bancorp had also established four subsidiary grantor trusts in connection with the issuance of trust preferred securities (see Notes 2 and 11). In accordance with accounting principles generally accepted in the United States of America (“GAAP”), the accounts and transactions of these trusts were not included in the accompanying consolidated financial statements. These trusts were terminated in connection with a capital raise completed by the Company in January 2011 (see Note 2).

All share and per share information in the accompanying consolidated financial statements has been adjusted to give retroactive effect to a 1-for-10 reverse stock split effective in 2010.

Certain amounts in 2011 and 2010 have been reclassified to conform with the 2012 presentation.

Description of business

The Bank conducts a general banking business, operating branches in Central, Southern, and Northwest Oregon, as well as the greater Boise/Treasure Valley, Idaho area. Its activities include the usual lending and deposit functions of a commercial bank: commercial, construction, real estate, installment, credit card, and mortgage loans; checking, money market, time deposit, and savings accounts; internet banking and bill payment; automated teller machines, and safe deposit facilities. Additionally, the Bank originates and sells mortgage loans into the secondary market and offers trust and investment services.

Method of accounting

The Company prepares its consolidated financial statements in conformity with GAAP and prevailing practices within the banking industry. The Company utilizes the accrual method of accounting which recognizes income and gains when earned and expenses and losses when incurred. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income, gains, expenses, and losses during the reporting periods. Actual results could differ from those estimates.

Segment reporting

The Company is managed by legal entity and not by lines of business. The Company has determined that its operations are solely in the community banking industry and consist of traditional community banking services, including lending activities; acceptance of demand, savings, and time deposits; business services; and trust services. These products and services have similar distribution methods, types of customers and regulatory responsibilities. The performance of the Company is reviewed by the executive management team and the Company’s Board of Directors (the “Board”) on a monthly basis. All of the executive officers of Bancorp are members of the Bank’s executive management team, and operating decisions are made based on the performance of the Company as a whole. Accordingly, disaggregated segment information is not required to be presented in the accompanying consolidated financial statements, and the Company will continue to present one segment for financial reporting purposes.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of collection), interest bearing deposits with the Federal Reserve Bank of San Francisco (“FRB”) and Federal Home Loan Bank of Seattle (“FHLB”), and federal funds sold. Generally, any interest bearing deposits are invested for a maximum of 90 days. Federal funds are generally sold for one-day periods.

The Bank maintains balances in correspondent bank accounts which, at times, may exceed federally insured limits. In addition, federal funds sold are essentially uncollateralized loans to other financial institutions. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of the correspondent banks and counterparty financial institutions. The Bank has not experienced any losses in such accounts. At December 31, 2012, the Bank was not required to maintain any specific balances in correspondent bank accounts.

Supplemental disclosures of cash flow information

Noncash investing and financing activities consist of unrealized gains and losses on investment securities available-for-sale, net of income taxes, issuance of nonvested restricted stock, and stock-based compensation expense, all as disclosed in the accompanying consolidated statements of changes in stockholders’ equity; the net capitalization of originated mortgage-servicing rights, as disclosed in Note 6; and the transfer of approximately $1.3 million, $10.5 million, and $38.9 million of loans to other real estate owned (“OREO”) in 2012, 2011, and 2010, respectively.

During 2012, 2011, and 2010, the Company paid approximately $5.1 million, $16.3 million, and $23.1 million, respectively, in interest expense.

During 2012 and 2011, the Company made income tax payments of approximately $0.1 million and $0.8 million. During 2010 the Company did not make any income tax payments and received income tax refunds of approximately $43.6 million.

Investment securities

Investment securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investment securities that are purchased and held principally for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in non-interest income. The Company had no trading securities during 2012, 2011, or 2010.

Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, net of income taxes. Investment securities are valued utilizing a number of methods including quoted prices in active markets, quoted prices for similar assets, quoted prices for securities in inactive markets, and inputs derived principally from — or corroborated by — observable market data by correlation or other means.

Management determines the appropriate classification of securities at the time of purchase.

Gains and losses on the sales of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on available-for-sale securities are recognized in interest income using the interest method generally over the period to maturity.

In estimating other-than-temporary impairment (“OTTI”) losses, management considers, among other things, (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

financial condition and near term prospects of the issuer, (3) the impact of changes in market interest rates, and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are deemed to be OTTI would result in write-downs of the individual securities to their fair value. The fair value of the security then becomes the new cost basis. The related write-downs to fair value for available-for-sale securities would be included in earnings as realized losses. For individual securities which the Company does not intend to sell and for which it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the OTTI losses would be evaluated and (1) the portion related to credit losses would be included in earnings as realized losses and (2) the portion related to market or other factors would be recognized in other comprehensive income or loss. Credit loss is recorded if the present value of cash flows is less than the amortized cost. For individual securities which the Company intends to sell or for which it more likely than not will not recover all of its amortized cost, the OTTI is recognized in earnings equal to the entire difference between the security’s cost basis and its fair value at the consolidated balance sheet date. For individual securities for which credit loss has been recognized in earnings, interest accruals and amortization and accretion of premiums and discounts are suspended when the credit loss is recognized. Interest received after accruals have been suspended is recognized on a cash basis. Management believes that all unrealized losses on investment securities at December 31, 2012 and 2011 are temporary (see Note 4).

FHLB stock

As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2012 and 2011, the Bank met its minimum required investment. The Bank may request redemption at par value of any FHLB stock in excess of the minimum required investment; however, stock redemptions are at the discretion of the FHLB.

As of December 31, 2012 the FHLB is considered “adequately capitalized” by its primary regulator, the Federal Housing Finance Agency (“FHFA”). The FHLB continues to operate under a Consent Agreement entered into on October 25, 2010 with the FHFA, which requires the FHLB to take certain specified actions related to its business and operations. The FHLB will not pay a dividend, however in news announced on September 7, 2012, the FHFA has granted, with some restrictions, the FHLB authority to repurchase excess capital stock. In September and December, 2012, the FHLB repurchased 1,865 shares of excess capital stock owned by the Bank for $0.2 million. While the FHLB was classified as “adequately capitalized” as of December 31, 2012, the Company does not believe that its investment in FHLB stock is impaired and management has not recorded an impairment of the carrying value of FHLB stock as of December 31, 2012. However, this analysis could change in the near-term if: 1) significant other-than-temporary losses are incurred on the FHLB’s mortgage-backed securities causing a significant decline in its regulatory capital status; 2) the economic losses resulting from credit deterioration on the FHLB’s mortgage-backed securities increases significantly; or 3) capital preservation strategies being utilized by the FHLB become ineffective.

Loans

Loans are stated at the amount of unpaid principal, reduced by the reserve for loan losses, the undisbursed portion of loans in process, and deferred loan fees.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

Interest income on loans is accrued daily based on the principal amounts outstanding. Allowances are established for uncollected interest on loans for which the interest is determined to be uncollectible. Generally, all loans past due (based on contractual terms) 90 days or more are placed on non-accrual status and internally classified as substandard. Any interest income accrued at that time is reversed. Subsequent collections are applied proportionately to past due principal and interest, unless collectability of principal is in doubt, in which case all payments are applied to principal. Loans are removed from non-accrual status only when the loan is deemed current, and the collectability of principal and interest is no longer doubtful, or, on one-to-four family loans, when the loan is less than 90 days delinquent.

The Bank charges fees for originating loans. These fees, net of certain loan origination costs, are deferred and amortized to interest income, on the level-yield basis, over the loan term. If the loan is repaid prior to maturity, the remaining unamortized deferred loan origination fee is recognized in interest income at the time of repayment.

Reserve for loan losses

The reserve for loan losses represents management’s estimate of known and inherent losses in the loan portfolio as of the condensed consolidated balance sheet date and is recorded as a reduction to loans. The reserve for loan losses is increased by charges to operating expense through the loan loss provision, and decreased by loans charged-off, net of recoveries. The reserve for loan losses requires complex subjective judgments as a result of the need to make estimates about matters that are uncertain. The reserve for loan losses is maintained at a level currently considered adequate to provide for potential loan losses based on management’s assessment of various factors affecting the loan portfolio.

At December 31, 2012 and December 31, 2011, management believes that the Company’s reserve for loan losses is at an appropriate level under current circumstances and prevailing economic conditions. However the reserve for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Therefore, management cannot provide assurance that, in any particular period, the Company will not have significant losses in relation to the amount reserved. The level of the reserve for loan losses is also determined after consideration of bank regulatory guidance and recommendations and is subject to review by such regulatory authorities who may require increases or decreases to the reserve based on their evaluation of the information available to them at the time of their examinations of the Bank.

For purposes of assessing the appropriate level of the reserve for loan losses, the Company analyzes loans and commitments to loan, and the amount of reserves allocated to loans and commitments to loan in each of the following reserve categories: pooled reserves, specifically identified reserves for impaired loans, and the unallocated reserve. Also, for purposes of analyzing loan portfolio credit quality and determining the appropriate level of reserve for loan losses, the Company identifies loan portfolio segments and classes based on the nature of the underlying loan collateral.

During the year ended December 31, 2011, the Company revised and enhanced its methodology for estimating the adequacy of the reserve for loan losses. The significant revisions to the methodology included (1) the application of historical loss factors by risk rating for each loan segment, as compared to the prior method which utilized blended historical loss factors, (2) a change to historical look-back periods, and (3) refinement of the qualitative factors and application thereof used to adjust the estimated historical loss factors. The reserve for loan losses at December 31, 2011 was significantly affected by the revisions and enhancements to the Company’s methodology, as well as by the effects of charge-offs incurred in the 2011 Bulk Sale of certain loans (see Note 2) on its historical loss factors. A description of the significant revisions and enhancements to the methodology for estimating the reserve for loan losses follows:

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

Application of historical loss factors by risk rating for each loan segment and change in look-back period, as compared to the prior method which utilized blended quarterly historical loss factors.

Under the previous method, historical loss factors were computed using a rolling 12-quarter basis, then weighted 50% for the most current four quarters, 35% for the next four preceding quarters, and 15% for the final four preceding quarters. The previous method applied these historical loss factors without regard to risk rating. Under the previous method, each of 12 quarterly look-back periods in the model included charge-off experience for the preceding quarter. Under the enhanced method, historical loss factors are calculated using a minimum of 12 quarterly look-back periods applied by risk rating to each loan segment. Each look-back period includes charge-off experience by risk rating for each loan segment for the preceding four quarters. Historical loss rates for each period are averaged and multiplied by current loan balances for each risk rating category within loan segments to estimate loss reserve. In addition, the Company made minor refinements to its loan segment groups according to related risk attributes and applied statistical leveling techniques considered appropriate to the change in method.

Refinement of qualitative factors.

The Company refined the qualitative factors used to adjust the historical loss factors by more explicitly detailing the specific qualitative factors to be considered and the determination of the resulting quantitative amounts. In addition, certain qualitative factors are included in the estimate of the total reserve for loan losses to reflect uncertainties such as a lack of seasoning in the enhanced model.

The following table presents the effect of the above methodology changes on the loan loss provision for the year ended December 31, 2011:

	Calculated Provision (Credit) Based on New Methodology	Calculated Provision (Credit) Based on Prior Methodology	Change in Methodology
Commercial real estate:
Owner occupied	$12,693	$13,841	$(1,148)
Non-owner occupied	17,215	15,256	1,959
Total commercial real estate loans	29,908	29,097	811
Construction	22,019	27,419	(5,400)
Residential real estate	4,197	5,269	(1,072)
Commercial and industrial	17,724	16,154	1,570
Consumer	1,511	1,469	42
Unallocated	(359)	(359)	—
Total loan loss provision	$75,000	$79,049	$(4,049)

Reserves for impaired loans are either specifically allocated within the reserve for loan losses or reflected as a partial charge-off of the loan balance. The Bank considers loans to be impaired when management believes that it is probable that either principal and/or interest amounts due will not be collected according to the contractual terms. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, the estimated fair value of the loan’s underlying collateral, or the value of a related guaranty. A significant portion of the Bank’s loans are either (1) collateralized by real estate, whereby the Bank primarily measures impairment based on the estimated fair value of the underlying collateral, or the value of a related guaranty, or (2) are supported by underlying cash flows, whereby impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Accordingly, changes in such estimated collateral values or future cash flows could result in actual losses which differ from those estimated at the date of the consolidated balance sheets. Impairment measurements may also include consideration of

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

information that becomes available subsequent to year-end. Small balance loans are reserved for based on the applicable loan segment and are reserved at the related pool rate (regardless of dollar amount). Generally, shortfalls on impaired small balance loans are charged off and the Bank does not establish specific reserves. Small balance loans are evaluated for impairment based on the borrower’s difficulty in making payments, an analysis of the borrower’s repayment capacity, collateral coverage, and shortfall, if any, created by reductions in payments or principal. Generally, the Bank evaluates a loan for impairment when a loan is determined to be adversely classified; small balance loans are monitored based on payment performance and are evaluated for impairment no later than 90 days past due.

The reserve for loan losses may include an unallocated amount based upon the Company’s judgment as to possible credit losses inherent in the loan portfolio that may not have been captured by historical loss experience, qualitative factors, or specific evaluations of impaired loans. Unallocated reserves would generally comprise less than 10% of the total base reserve and may be adjusted for factors including, but not limited to, unexpected or unusual events, volatile market and economic conditions, regulatory guidance and recommendations, or other factors that may impact operating conditions and loss expectations. Management’s judgment as to unallocated reserves is determined in the context of, but separate from, the historical loss trends and qualitative factors described above.

Due to the judgment involved in the determination of the qualitative and unallocated portions of the reserve for loan losses, the relationship of these components to the total reserve for loan losses may fluctuate from period to period.

Troubled debt restructurings (“TDRs”)

A loan is classified as a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower in the restructuring that the Company would not otherwise consider in the origination of a loan. In some situations a borrower may be experiencing financial distress, but the Company does not provide a concession. These modifications are not considered TDRs. In other cases, the Company might provide a concession, such as a reduction in interest rate, but the borrower is not experiencing financial distress. This could be the case if the Company is matching a competitor’s interest rate. These modifications would also not be considered TDRs. Finally, any renewals at existing terms for borrowers not experiencing financial distress would not be considered TDRs. A TDR loan is considered to be impaired and is individually evaluated for impairment.

Reserve for unfunded loan commitments

The Company maintains a separate reserve for losses related to unfunded loan commitments. The reserve for unfunded loan commitments represents management’s estimate of losses inherent in the Bank’s unfunded loan commitments. Management estimates the amount of probable losses related to unfunded loan commitments by applying the loss factors used in the reserve for loan loss methodology to an estimate of the expected amount of funding and applies this adjusted factor to the unused portion of unfunded loan commitments. The reserve for unfunded loan commitments totaled $0.4 million and $1.6 million at December 31, 2012 and 2011, respectively, and these amounts are included in accrued interest and other liabilities in the accompanying consolidated balance sheets. Increases (decreases) in the reserve for unfunded loan commitments are recorded in non-interest expenses in the accompanying consolidated statements of operations.

Mortgage servicing rights (“MSRs”)

Net MSRs were $1.3 million at December 31, 2012. The Company had no MSRs at December, 31, 2011 (see Note 6). MSRs are capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing revenue. MSRs are measured by allocating the carrying value of loans between the assets sold and interest retained, based upon the relative estimated fair value at date of sale. Impairment of MSRs is assessed based on the estimated fair value of servicing rights. Fair value is estimated

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

using discounted cash flows of servicing revenue less servicing costs taking into consideration market estimates of prepayments as applied to underlying loan type, note rate, and term. Impairment adjustments, if any, are recorded through a valuation allowance. Fees earned for servicing mortgage loans are reported as income when the related mortgage loan payments are received.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the shorter of the estimated useful lives of the assets or terms of the leases. Estimated useful lives of the assets range predominantly as follows: 3 to 15 years for land improvements, 5 to 39 years for buildings, 3 to 5 years for computers, and 3 to 15 years for furniture, fixtures, and other equipment. Amortization of leasehold improvements is included in depreciation and amortization expense in the accompanying consolidated financial statements.

As part of an ongoing review of the valuation and amortization of premises and equipment, the Company assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be fully recoverable, the carrying value of the Company’s premises and equipment would be reduced to its estimated fair value.

Core deposit intangibles (“CDI”)

CDI represents amounts recorded in business combinations or deposit purchase transactions related to the value of transaction-related deposits and the value of the customer relationships associated with the deposits. The Company has no CDI at December 31, 2012. During 2011, the Company engaged an independent third-party to perform an impairment test related to the Company’s CDI. Based on the results of this impairment test, as of December 31, 2011 the Company determined that its remaining CDI of $3.4 million was fully impaired. Accordingly, as of December 31, 2011, the Company recorded a one-time charge to non-interest expense to reflect this impairment. Previously, CDI was being amortized over its estimated useful life under the straight-line method. The CDI arose from the acquisitions of F&M Holding Company and Community Bank of Grants Pass in prior years.

Bank-owned life insurance (“BOLI”)

The Company has purchased BOLI to protect itself against the loss of certain key employees and directors due to death and as a source of long-term earnings to support certain employee benefit plans. At December 31, 2012 and 2011, the Company had $27.3 million and $26.6 million, respectively, of separate account BOLI and $8.4 million and $8.1 million, respectively, of general account BOLI.

The cash surrender value of the separate account BOLI is the quoted market price of the underlying securities, further supported by a stable value wrap, which mitigates, but does not fully protect, the investment against changes in the fair market value depending on the severity and duration of market price disruption. The fair value of the general account BOLI is based on the insurance contract cash surrender value. The underlying funds within the separate account structure generated positive performance during 2012 and 2011. There can be no assurance that losses in excess of the stable value wrap protection will not occur on separate account BOLI in the future. During 2010, the Company recorded a $0.7 million gain on a BOLI death claim benefit, which is included in other income in the accompanying 2010 consolidated statement of operations.

Other Real Estate Owned (“OREO”)

OREO, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When the property is acquired, any excess of the loan balance over the estimated net realizable value is charged to the reserve for loan losses. Holding costs, subsequent write-downs to net realizable value, if any, and any disposition gains or losses are included in non-interest expenses. The valuation of OREO is subjective in nature and may be adjusted in the future because of changes in economic

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

conditions. The valuation of OREO is also subject to review by federal and state bank regulatory authorities who may require increases or decreases to carrying amounts based on their evaluation of the information available to them at the time of their examinations of the Bank. Management considers third-party appraisals, as well as independent fair market value assessments from realtors or persons involved in selling OREO, in determining the estimated fair value of particular properties. In addition, as certain of these third-party appraisals and independent fair market value assessments are only updated on an annual basis, changes in the values of specific properties may have occurred subsequent to the most recent appraisals. Accordingly, the amounts of any such potential changes — and any related adjustments — are generally recorded at the time such information is received. OREO valuation adjustments have been recorded on certain OREO properties.

These adjustments are recorded in OREO expense in the Company’s consolidated statements of operations. In addition to valuation adjustments recorded on specific OREO properties, at December 31, 2011, the Company recorded a $5.0 million general valuation allowance allocated among homogenous groupings of OREO properties. This allowance was the result of a Board decision in late 2011 to strategically expedite the liquidation of a material portion of OREO properties to reduce the Bank’s level of classified assets during 2012. In order to expedite the disposition in a shorter time frame than normally associated with the disposition in the ordinary course of business, the Company estimated that it would have to sell the OREO properties at larger discounts than the current appraised values less estimated costs to sell (carrying value). At December 31, 2012, the general allowance was fully depleted. OREO, net of specific property valuation allowances, was $6.6 million at December 31, 2012. OREO, net of the $5.0 million general allowance for expedited disposition and specific property valuation allowances, was $21.3 million at December 31, 2011.

Advertising

Advertising costs are generally charged to expense during the year in which they are incurred. Advertising expense was $1.0 million, $1.1 million, and $0.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Income taxes

The provision (benefit) for income taxes is based on income and expenses as reported for consolidated financial statement purposes using the “asset and liability method” for accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision (credit) for income taxes. A valuation allowance, if needed, reduces deferred tax assets to the expected amount to be realized. At December 31, 2012 and 2011, the Company had a valuation allowance against its deferred tax assets (see Note 14).

Income tax positions that meet a more-likely-than-not recognition threshold are measured as the largest amount of income tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized income tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized income tax benefits would be classified as additional income taxes in the consolidated statements of operations.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

Trust assets

Assets of the Bank’s trust department, other than cash on deposit at the Bank, are not included in the accompanying consolidated financial statements, because they are not assets of the Bank. Assets (unaudited) totaling approximately $62.1 million and $66.5 million were held in trust as of December 31, 2012 and 2011, respectively.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is deemed probable and an amount of loss can be reasonably estimated.

Cash dividend restriction

Payment of dividends by Bancorp and the Bank is subject to restriction by state and federal regulators and the availability of retained earnings (see Note 20).

Preferred stock

Bancorp may issue preferred stock in one or more series, up to a maximum of 5,000,000 shares. Each series shall include the number of shares issued, preferences, special rights, and limitations, all as determined by the Board. Preferred stock may be issued with or without voting rights, not to exceed one vote per share, except in certain circumstances and the shares of preferred stock will not vote as a separate class or series except as required by state law. At December 31, 2012 and 2011, there were no shares of preferred stock issued and outstanding.

Comprehensive income (loss)

Comprehensive income (loss) includes all changes in stockholders’ equity during a period, except those resulting from transactions with stockholders. The Company’s comprehensive income (loss) consists of net income (loss) and the changes in net unrealized appreciation or depreciation in the fair value of investment securities available-for-sale, net of taxes.

New authoritative accounting guidance

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). The provisions of ASU 2011-04 amend FASB ASC Topic 820, clarify the FASB’s intent regarding application of existing fair value measurement guidance, and revise certain measurement and disclosure requirements to achieve convergence of U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments clarify the FASB’s intent about the application of the highest-and-best-use and valuation premise and with respect to the measurement of fair value of an instrument classified as equity. The amendment also expands the information required to be disclosed with respect to fair value measurements categorized in Level 3 fair value measurements and the items not measured at fair value but for which fair value must be disclosed. The provisions of ASU 2011-04 are effective for the Company’s first reporting period beginning on January 1, 2012, with early adoption not permitted. The adoption of ASU 2011-04 did not have a material impact on the Company’s consolidated financial statements.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

1. Basis of presentation and summary of significant accounting policies  – (continued)

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). The provisions of ASU 2011-05 amend FASB ASC Topic 220 “Comprehensive Income” to eliminate the option to present the components of other comprehensive income in the statement of changes in equity, and require the presentation of net income and other comprehensive income (and their respective components) either in a single continuous statement or in two separate but consecutive statements. The amendments do not alter any current recognition or measurement requirements with respect to items of other comprehensive income. The provisions of ASU 2011-05 were effective for the Company’s first reporting period beginning on January 1, 2012, with early adoption permitted. The adoption of ASU 2011-05 did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The provisions of ASU 2013-02 require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. The provisions of ASU 2013-02 are effective for annual and interim reporting periods beginning on or after December 15, 2012. The Company is currently in the process of evaluating the ASU but does not expect it will have a material impact on the Company’s consolidated financial statements.

2. Capital raise and bulk sale of distressed assets

In January 2011, the Company completed a $177.0 million capital raise (the “Capital Raise”). Capital Raise proceeds in the amount of approximately $167.9 million (net of offering costs) were received on January 28, 2011, of which approximately $150.4 million was contributed to the Bank. Approximately $15.0 million of the Capital Raise proceeds were used to extinguish $68.6 million the Company’s junior subordinated debentures (the Debentures) and approximately $3.9 million of accrued interest payable (see Note 11), resulting in a pre-tax extraordinary gain of approximately $54.9 million ($32.8 million after tax). During the second quarter of 2011, the Company received an additional $0.2 million in proceeds from the issuance of an additional 50,000 shares of common stock in connection with the completion of the Capital Raise described above.

In September 2011, the Bank entered into a Commercial Loan Purchase Agreement and Residential Loan Purchase Agreement with a third party pursuant to which the Bank sold approximately $110.0 million (carrying amount) of certain non-performing, substandard, and related performing loans and approximately $2.0 million of OREO (the “Bulk Sale”). In connection with the Bulk Sale, the Bank received approximately $58.0 million in cash from the buyer, incurred approximately $3.0 million in related closing costs, and recorded loan charge-offs totaling approximately $54.0 million. See Note 5 for discussion of the reserve for loan losses.

3. Cash and due from banks

By regulation, the Bank must meet reserve requirements as established by the FRB (approximately $6.7 million and $4.6 million at December 31, 2012 and 2011, respectively). Accordingly, the Bank complies with such requirements by holding cash on hand and maintaining average reserve balances on deposit with the FRB in accordance with such regulations.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

3. Cash and due from banks  – (continued)

4. Investment securities

Investment securities at December 31, 2012 and 2011 consisted of the following:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
2012
Available-for-sale
U.S. Agency mortgage-backed securities (MBS)*	$216,141	$5,426	$252	$221,315
Non-agency MBS	20,601	253	—	20,854
U.S. Agency asset-backed securities	9,374	599	118	9,855
Commercial paper	5,000	—	—	5,000
Mutual fund	486	34	—	520
	$251,602	$6,312	$370	$257,544
Held-to-maturity
Tax credit investments	$790	$—	$—	$790
Obligations of state and political subdivisions	1,023	50	—	1,073
	$1,813	$50	$—	$1,863
2011
Available-for-sale
U.S. Agency mortgage-backed securities (MBS)*	$190,016	$4,100	$239	$193,877
Non-agency MBS	4,028	93	6	4,115
U.S. Agency asset-backed securities	10,623	520	130	11,013
Mutual fund	471	30	—	501
	$205,138	$4,743	$375	$209,506
Held-to-maturity
Tax credit investments	$1,154	$—	$—	$1,154
Obligations of state and political subdivisions	1,334	78	—	1,412
	$2,488	$78	$—	$2,566

*	U.S. Agency MBS include private label MBS of approximately $14.4 million and $13.6 million at December 31, 2012 and December 2011, respectively, which are supported by FHA/VA collateral.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

4. Investment securities  – (continued)

The following table presents the fair value and gross unrealized losses of the Bank’s investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011:

	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
2012
U.S. Agency MBS	$34,114	$43	$12,718	$209	$46,832	$252
U.S. Agency asset-backed securities	—	—	2,750	118	2,750	118
	$34,114	$43	$15,468	$327	$49,582	$370
2011
U.S. Agency MBS	$20,039	$203	$3,428	$36	$23,467	$239
Non-agency MBS	603	6	—	—	603	6
U.S. Agency asset-backed securities	1,360	37	1,817	93	3,177	130
	$22,002	$246	$5,245	$129	$27,247	$375

The unrealized losses on investments in U.S. Agency and non-agency MBS and U.S Agency asset-backed securities are primarily due to elevated yield/rate spreads at December 31, 2012 and 2011 as compared to yield/rate relationships prevailing at the time specific investment securities were purchased. Management expects the fair value of these investment securities to recover as market volatility lessens and/or as securities approach their maturity dates. Accordingly, management does not believe that the above gross unrealized losses on investment securities are other-than-temporary. No impairment adjustments have been recorded for the years ended December 31, 2012 and 2011.

Management intends to hold the investment securities classified as held-to-maturity until they mature, at which time the Company will receive full amortized cost value for such investment securities. Furthermore, as of December 31, 2012, management did not have the intent to sell any of the securities classified as available-for-sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost.

The amortized cost and estimated fair value of investment securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

4. Investment securities  – (continued)

	Available-for-sale		Held-to-maturity
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due in one year or less	$5,000	$5,000	$315	$320
Due after one year through three years	138	138	708	753
Due after three years through five years	17	17	—	—
Due after five years through ten years	48,805	49,054	—	—
Due after ten years	197,156	202,815	—	—
Mutual fund	486	520	—	—
Tax credit investments	—	—	790	790
	$251,602	$257,544	$1,813	$1,863

Investment securities with an estimated fair value of approximately $124.0 million and $94.0 million at December 31, 2012 and 2011, respectively, were pledged or in the process of being pledged, to secure various borrowings and for other purposes as required or permitted by law.

The Company had no sales of investment securities during the years ended December 31, 2012 and 2011. The Company had gross realized gains of $0.6 million and no gross realized losses on sales of investment securities available-for-sale during the year ended December 31, 2010 as are disclosed in the accompanying consolidated statements of operations.

5. Loans and reserve for credit losses

Loans receivable (including loans held for sale) at December 31, 2012 and 2011 consisted of the following:

	2012		2011
	Amount	Percent	Amount	Percent
Commercial real estate:
Owner occupied	$196,821	22.9%	$250,213	27.8%
Non-owner occupied and other	328,480	38.3	313,311	34.8
Total commercial real estate loans	525,301	61.2	563,524	62.6
Construction	45,650	5.3	60,971	6.8
Residential real estate	85,494	10.0	83,089	9.2
Commercial and industrial	162,213	18.9	150,637	16.8
Consumer	39,506	4.6	40,922	4.6
Total loans	858,164	100.0%	899,143	100.0%
Less:
Deferred loan fees	(1,846)		(2,085)
Reserve for loan losses	(27,261)		(43,905)
Loans, net	$829,057		$853,153

As discussed in Note 2, the Bank sold approximately $110.0 million (carrying amount) of certain non-performing, substandard, and related performing loans during September 2011. Loans sold in connection with the Bulk Sale consisted primarily of commercial real estate (“CRE”) and construction loans.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

A substantial portion of the Bank’s loans are collateralized by real estate in four major markets (Central, Southern, and Northwest Oregon, as well as the greater Boise/Treasure Valley, Idaho area). As such, the Bank’s results of operations and financial condition are dependent upon the general trends in the economy and, in particular, the local residential and commercial real estate markets it serves. Economic trends can significantly affect the strength of the local real estate market. Approximately 77% of the Bank’s loan portfolio at December 31, 2012 consisted of real estate-related loans, including construction and development loans, commercial real estate mortgage loans, and commercial loans secured by commercial real estate. While broader economic conditions appear to be stabilizing, real estate prices are at markedly lower levels due to the severe recession of the past few years. Should the period of lower real estate prices persist for an extended duration or should real estate markets further decline, the Bank could be materially and adversely affected. Specifically, collateral for the Bank’s loans would provide less security and the Bank’s ability to recover on defaulted loans by selling real estate collateral would be diminished. Real estate values could be affected by, among other things, a worsening of economic conditions, an increase in foreclosures, a decline in home sale volumes, and an increase in interest rates. Furthermore, the Bank may experience an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws, or default on their loans or other obligations to the Bank given a sustained weakness or a weakening in business and economic conditions generally or specifically in the principal markets in which the Bank does business. An increase in the number of delinquencies, bankruptcies, or defaults could result in a higher level of nonperforming assets, net charge-offs, and loan loss provision.

In the normal course of business, the Bank participates portions of loans to third parties in order to extend the Bank’s lending capability or to mitigate risk. At December 31, 2012 and 2011, the portion of these loans participated to third-parties (which are not included in the accompanying consolidated financial statements) totaled approximately $12.7 million and $22.4 million, respectively.

The Company has processes in place which require periodic reviews of certain individual loans within the loan portfolio. These processes assess, among other criteria, adherence to certain lending policies and procedures designed to maintain an acceptable level of risk in the portfolio. The Company obtains an independent third-party review of its loan portfolio on a regular basis (generally, semi-annually) for quality and accuracy in underwriting loans. Results of these reviews are presented to management and the Board. This loan review process complements and reinforces the ongoing risk identification and assessment decisions made by the Bank’s lenders and credit personnel, as well as the Company’s policies and procedures. The Company’s portfolio reporting system supplements individual loan reviews by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions. Management reviews and approves all loan-related policies and procedures on a regular basis (generally, at least annually).

CRE loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. CRE lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operations of the real property securing the loan or the business conducted on the property securing the loan. CRE loans may be more adversely affected by conditions in real estate markets or in the general economy than other loan types.

With respect to loans to developers and builders that are secured by CRE, the Company generally requires the borrower to have an existing relationship with the Company and a historical record of successful projects. Construction loans are underwritten considering the feasibility of the project, independent “as-completed” appraisals, sensitivity analysis of absorption and lease rates, and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and final property values associated with the completed project, and actual results may differ from these estimates. Construction loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved third-party long-term lenders, sales of the developed property, or else may be dependent on an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

Residential real estate loans are generally secured by first or second mortgage liens, and are exposed to the risk that the collateral securing these loans may fluctuate in value due to economic or individual performance factors. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as forecasted and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Consumer loans are loans made to purchase personal property such as automobiles, boats, and recreational vehicles. The terms and rates are established periodically by management. Consumer loans tend to be relatively small and the amounts are spread across many individual borrowers, thereby minimizing the risk of loss.

The reserve for credit losses consists of the reserve for loan losses and the reserve for unfunded lending commitments. The reserve for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the consolidated balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management’s estimate of losses inherent in the Bank’s unfunded loan commitments and is recorded in other liabilities in the accompanying consolidated balance sheets. The reserve for loan losses is increased by charges to operating expense through the loan loss provision, and decreased by loans charged-off, net of recoveries. For purposes of analyzing loan portfolio credit quality and determining the reserve for loan losses, the Company identifies loan portfolio segments and classes based on the nature of the underlying loan collateral. As described in Note 1, during 2011, the Company revised and continued to enhance its methodology for estimating the reserve for credit losses.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

Transactions in the reserve for loan losses and unfunded loan commitments, by portfolio segment, for the years ended December 31, 2012 and 2011 were as follows:

2012	Commercial real estate	Construction	Residential real estate	Commercial and industrial	Consumer	Unallocated	Total
Balance at beginning of year	$21,648	$5,398	$3,259	$11,291	$2,292	$17	$43,905
Loan loss provision (credit)	2,829	(4,135)	2,650	(2,094)	780	1,070	1,100
Recoveries	198	584	262	3,094	311	—	4,449
Loans charged-off	(13,079)	(264)	(2,620)	(5,024)	(1,206)	—	(22,193)
Balance at end of year	$11,596	$1,583	$3,551	$7,267	$2,177	$1,087	$27,261
Reserve for unfunded loan commitments
Balance at beginning of year	$28	$29	$184	$487	$822	$—	$1,550
Provision (credit) for unfunded loan commitments	20	239	(159)	(412)	(798)	—	(1,110)
Balance at end of year	$48	$268	$25	$75	$24	$—	$440
Reserve for credit losses
Reserve for loan losses	$11,596	$1,583	$3,551	$7,267	$2,177	$1,087	$27,261
Reserve for unfunded loan commitments	48	268	25	75	24	—	440
Total reserve for credit losses	$11,644	$1,851	$3,576	$7,342	$2,201	$1,087	$27,701

2011	Commercial real estate	Construction	Residential real estate	Commercial and industrial	Consumer	Unallocated	Total
Balance at beginning of year	$14,338	$12,652	$4,116	$12,220	$2,966	$376	$46,668
Loan loss provision (credit)	29,908	22,019	4,196	17,724	1,512	(359)	75,000
Recoveries	119	1,551	164	1,453	305	—	3,592
Loans charged-off in the normal course of business	(3,501)	(5,536)	(2,238)	(13,626)	(2,386)	—	(27,287)
Loans charged-off as a result of the Bulk Sale (see Note 2)	(19,216)	(25,288)	(2,979)	(6,480)	(105)	—	(54,068)
Balance at end of year	$21,648	$5,398	$3,259	$11,291	$2,292	$17	$43,905
Reserve for unfunded loan commitments
Balance at beginning of year	$40	$—	$101	$523	$241	$36	$941
Provision (credit) for unfunded loan commitments	(12)	29	83	(36)	581	(36)	609
Balance at end of year	$28	$29	$184	$487	$822	$—	$1,550
Reserve for credit losses
Reserve for loan losses	$21,648	$5,398	$3,259	$11,291	$2,292	$17	$43,905
Reserve for unfunded loan commitments	28	29	184	487	822	—	1,550
Total reserve for credit losses	$21,676	$5,427	$3,443	$11,778	$3,114	$17	$45,455

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

Summary transactions in the reserve for credit losses for the year ended December 31, 2010 were as follows:

2010
Reserve for loan losses
Balance at beginning of year	$58,586
Loan loss provision	24,000
Recoveries	9,112
Loans charged off	(45,030)
Balance at end of year	$46,668
Reserve for unfunded loan commitments
Balance at beginning of year	$704
Provision for unfunded loan commitments	237
Balance at end of year	$941
Reserve for credit losses
Reserve for loan losses	$46,668
Reserve for unfunded loan commitments	941
Total reserve for credit losses	$47,609

The following table presents the reserve for loan losses and the recorded investment in loans, by portfolio segment and impairment method, at December 31, 2012 and 2011:

	Reserve for loan losses			Recorded investment in loans
	Individually evaluated for impairment	Collectively evaluated for impairment	Total	Individually evaluated for impairment	Collectively evaluated for impairment	Total
2012
Commercial real estate	$1,088	$10,508	$11,596	$42,859	$482,442	$525,301
Construction	440	1,143	1,583	9,734	35,916	45,650
Residential real estate	1,141	2,410	3,551	4,840	80,654	85,494
Commercial and industrial	829	6,438	7,267	9,602	152,611	162,213
Consumer	301	1,876	2,177	1,636	37,870	39,506
	$3,799	$22,375	26,174	$68,671	$789,493	$858,164
Unallocated			1,087
			$27,261
2011
Commercial real estate	$7,150	$14,498	$21,648	$48,649	$514,875	$563,524
Construction	350	5,048	5,398	5,454	55,517	60,971
Residential real estate	1,002	2,257	3,259	5,472	77,617	83,089
Commercial and industrial	2,563	8,728	11,291	11,521	139,116	150,637
Consumer	160	2,132	2,292	919	40,003	40,922
	$11,225	$32,663	43,888	$72,015	$827,128	$899,143
Unallocated			17
			$43,905

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio class, an aging analysis of loans at December 31, 2012 and 2011:

	30 – 89 days past due	90 days or more past due	Total past due	Current	Total loans
2012
Commercial real estate:
Owner occupied	$1,240	$4,221	$5,461	$191,360	$196,821
Non-owner occupied	8,660	7,183	15,843	312,637	328,480
Total commercial real estate loans	9,900	11,404	21,304	503,997	525,301
Construction	1,288	2,793	4,081	41,569	45,650
Residential real estate	818	364	1,182	84,312	85,494
Commercial and industrial	2,825	1,858	4,683	157,530	162,213
Consumer	61	12	73	39,433	39,506
	$14,892	$16,431	$31,323	$826,841	$858,164
2011
Commercial real estate:
Owner occupied	$—	$1,460	$1,460	$248,753	$250,213
Non-owner occupied	—	300	300	313,011	313,311
Total commercial real estate loans	—	1,760	1,760	561,764	563,524
Construction	330	2,940	3,270	57,701	60,971
Residential real estate	396	1,069	1,465	81,624	83,089
Commercial and industrial	2,174	1,545	3,719	146,918	150,637
Consumer	94	23	117	40,805	40,922
	$2,994	$7,337	$10,331	$888,812	$899,143

Loans contractually past due 90 days or more on which the Company continued to accrue interest were $1.5 million at December 31, 2012 and insignificant at December 31, 2011.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

Information related to impaired loans, by portfolio class, at December 31, 2012 and 2011, was as follows:

	Impaired loans
	With a related allowance	Without a related allowance	Total recorded balance	Unpaid principal balance	Related allowance
2012
Commercial real estate:
Owner occupied	$8,538	$7,443	$15,981	$21,610	$988
Non-owner occupied	3,712	23,166	26,878	32,630	100
Total commercial real estate loans	12,250	30,609	42,859	54,240	1,088
Construction	2,348	7,386	9,734	9,867	440
Residential real estate	4,530	310	4,840	5,018	1,141
Commercial and industrial loans	6,493	3,109	9,602	10,982	829
Consumer loans	1,636	—	1,636	1,638	301
	$27,257	$41,414	$68,671	$81,745	$3,799
2011
Commercial real estate:
Owner occupied	$11,950	$2,598	$14,548	$14,548	$5,070
Non-owner occupied	32,797	1,304	34,101	37,121	2,080
Total commercial real estate loans	44,747	3,902	48,649	51,669	7,150
Construction	2,501	2,953	5,454	5,454	350
Residential real estate	3,537	1,935	5,472	5,473	1,002
Commercial and industrial loans	8,526	2,995	11,521	11,627	2,563
Consumer loans	919	—	919	919	160
	$60,230	$11,785	$72,015	$75,142	$11,225

At December 31, 2012 and 2011, the total recorded balance of impaired loans in the above table included $43.6 million and $43.7 million, respectively, of TDR loans which were not on non-accrual status.

The following table presents, by portfolio class, the average recorded investment in impaired loans by portfolio class for the years ended December 31, 2012 and 2011:

	2012	2011
Commercial real estate:
Owner occupied	$15,521	$20,123
Non-owner occupied	33,267	32,555
Total commercial real estate loans	48,788	52,678
Construction	7,272	35,997
Residential real estate	5,685	5,908
Commercial and industrial	10,500	17,011
Consumer	1,465	769
	$73,710	$112,363

Interest income recognized for cash payments received on impaired loans for the years ended December 31, 2012, 2011, and 2010 was insignificant.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

Information with respect to the Company’s non-accrual loans, by portfolio class, at December 31, 2012 and 2011 was as follows:

	2012	2011
Commercial real estate:
Owner occupied	$4,836	$1,930
Non-owner occupied	5,756	299
Total commercial real estate loans	10,592	2,229
Construction	2,839	2,940
Residential real estate	556	1,397
Commercial and industrial	3,233	2,545
Total non-accrual loans	$17,220	$9,111
Accruing loans which are contractually past due 90 days or more
Commercial real estate:
Non-owner occupied	$1,427	$—
Total commercial real estate loans	1,427	—
Residential real estate	94	—
Consumer	12	23
Total accruing loans which are contractually past due 90 days or more	$1,533	$23

The Company uses credit risk ratings which reflect the Bank’s assessment of a loan’s risk or loss potential. The Bank’s credit risk rating definitions along with applicable borrower characteristics for each credit risk rating are as follows:

Acceptable

The borrower is a reasonable credit risk and demonstrates the ability to repay the loan from normal business operations. Loans are generally made to companies operating in an economy and/or industry that is generally sound. The borrower tends to operate in regional or local markets and has achieved sufficient revenues for the business to be financially viable. The borrower’s financial performance has been consistent in normal economic times and has been average or better than average for its industry.

A loan can also be considered Acceptable even though the borrower may have some vulnerability to downturns in the economy due to marginally satisfactory working capital and debt service cushion. Availability of alternate financing sources may be limited or nonexistent. In some cases, the borrower’s management may have limited depth or continuity but is still considered capable. An adequate primary source of repayment is identified while secondary sources may be illiquid, more speculative, less readily identified, or reliant upon collateral liquidation. Loan agreements will be well defined, including several financial performance covenants and detailed operating covenants. This category also includes commercial loans to individuals with average or better than average capacity to repay.

Watch

Loans are graded Watch when temporary situations increase the level of the Bank’s risk associated with the loan, and remain graded Watch until the situation has been corrected. These situations may involve one or more weaknesses in cash flow, collateral value or indebtedness that could, if not corrected within a reasonable period of time, jeopardize the full repayment of the debt. In general, loans in this category remain adequately protected by the borrower’s net worth and paying capacity, or pledged collateral.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

Special Mention

A Special Mention credit has potential weaknesses that may, if not checked or corrected, weaken the loan or leave the Bank inadequately protected at some future date. Loans in this category are deemed by management of the Bank to be currently protected but reflect potential problems that warrant more than the usual management attention but do not justify a Substandard classification.

Substandard

Substandard loans are those inadequately protected by the net worth and paying capacity of the obligor and/or by the value of the pledged collateral, if any. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision and borrowers are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigants.

CRE and construction loans are classified Substandard when well-defined weaknesses are present which jeopardize the orderly liquidation of the loan. Well-defined weaknesses include a project’s lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, and/or the project’s failure to fulfill economic expectations. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

In addition, Substandard loans also include impaired loans. Impaired loans bear the characteristics of Substandard loans as described above, and the Company has determined it does not expect timely payment of all contractually due interest and principal. Impaired loans may be adequately secured by collateral.

Loss

Loans classified as Loss are considered uncollectible. This rating does not mean that the loan has no recovery or salvage value, but rather the loan should be charged off now, even though partial or full recovery may be possible in the future.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio class, the recorded investment in loans by internally assigned risk rating at December 31, 2012 and 2011:

	Loan grades
	Acceptable	Watch	Special Mention	Substandard	Total
2012
Commercial real estate:
Owner occupied	$122,125	$26,326	$13,622	$34,748	$196,821
Non-owner occupied	214,990	39,879	24,910	48,701	328,480
Total commercial real estate loans	337,115	66,205	38,532	83,449	525,301
Construction	25,308	6,079	1,795	12,468	45,650
Residential real estate	74,576	2,207	2,086	6,625	85,494
Commercial and industrial	126,208	7,005	6,473	22,527	162,213
Consumer	37,264	603	—	1,639	39,506
	$600,471	$82,099	$48,886	$126,708	$858,164
2011
Commercial real estate:
Owner occupied	$160,184	$16,357	$30,054	$43,618	$250,213
Non-owner occupied	179,588	20,844	39,875	73,004	313,311
Total commercial real estate loans	339,772	37,201	69,929	116,622	563,524
Construction	23,225	5,439	17,775	14,532	60,971
Residential real estate	69,860	1,064	2,927	9,238	83,089
Commercial and industrial	109,311	6,408	5,747	29,171	150,637
Consumer	39,119	—	17	1,786	40,922
	$581,287	$50,112	$96,395	$171,349	$899,143

The Company allocated $2.7 million and $8.3 million of specific reserves to customers whose loan terms have been modified in TDRs as of December 31, 2012 and December 31, 2011, respectively. TDRs involved the restructuring of terms to allow customers to mitigate the risk of foreclosure by meeting a lower loan payment requirement based upon their current cash flow. As indicated above, TDRs may also include loans to borrowers experiencing financial distress that renewed at existing contractual rates, but below market rates for comparable credit quality. The Company has been active at utilizing these programs and working with its customers to reduce the risk of foreclosure. These concessions may include — but are not limited to — interest rate reductions, principal forgiveness, deferral of interest payments, extension of the maturity date, and other actions intended to minimize potential losses to the Company. For each commercial loan restructuring, a comprehensive credit underwriting analysis of the borrower’s financial condition and prospects of repayment under the revised terms is performed to assess whether the new structure can be successful and whether cash flows will be sufficient to support the restructured debt. Generally if the loan is on accrual at the time of restructuring, it will remain on accrual after the restructuring. After six consecutive payments under the restructured terms, a nonaccrual restructured loan is reviewed for possible upgrade to accruing status.

Typically, once a loan is identified as a TDR it will retain that designation until it is paid off, because restructured loans generally are not at market rates following restructuring. Under certain circumstances a TDR may be removed from TDR status if it is determined to no longer be impaired and the loan is at a competitive interest rate. Under such circumstances, allowance allocations for loans removed from TDR status would be based on the historical based allocation for the applicable loan grade and loan class.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

As with other impaired loans, an allowance for loan loss is estimated for each TDR based on the most likely source of repayment for each loan. For impaired commercial real estate loans that are collateral dependent, the allowance is computed based on the fair value of the underlying collateral. For impaired commercial loans where repayment is expected from cash flows from business operations and/or sale of collateral, the allowance is computed based on a discounted cash flow computation. The allowance allocations for commercial TDRs where we have reduced the contractual interest rate are computed by measuring cash flows using the new payment terms discounted at the original contractual rate.

The following table presents, by portfolio segment, information with respect to the Company’s loans that were modified and recorded as TDRs during the years ended December 31, 2012 and 2011:

	Number of loans	TDR outstanding recorded investment
2012
Commercial real estate:	5	$1,761
Construction	6	4,832
Residential real estate	12	678
Commercial and industrial loans	32	3,980
Consumer loans	55	653
	110	$11,904
2011
Commercial real estate:	43	$45,921
Construction	26	7,334
Residential real estate	36	8,835
Commercial and industrial loans	116	11,724
Consumer loans	137	1,580
	358	$75,394

There was no change in the pre- and post-TDR outstanding recorded investment for loans restructured during the years ended December 31, 2012 and 2011. At December 31, 2012, the Company had remaining commitments to lend on loans accounted for as TDRs of $1.0 million. At December 31, 2011, the remaining commitments were immaterial.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

5. Loans and reserve for credit losses  – (continued)

The following table presents, by portfolio segment, the post modification recorded investment for TDRs restructured during the years ended December 31, 2012 by the primary type of concession granted:

	Rate reduction	Term extension	Rate reduction and term extension	Total
2012
Commercial real estate:	$1,299	$462	$—	$1,761
Construction	—	4,797	35	4,832
Residential real estate	—	579	99	678
Commercial and industrial loans	2,526	965	489	3,980
Consumer loans	—	623	30	653
	$3,825	$7,426	$653	$11,904

The following table presents, by portfolio segment, the TDRs which had payment defaults during the years ended December 31, 2012 and 2011 that had been previously restructured within the last twelve months prior to December 31, 2012 and 2011:

	Number of loans	TDRs restructured in the period with a payment default
2012
Commercial real estate:	—	$—
Construction	—	—
Residential real estate	—	—
Commercial and industrial loans	1	193
Consumer loans	2	12
	3	$205
2011
Commercial real estate:	1	$573
Construction	—	—
Residential real estate	3	636
Commercial and industrial loans	13	8,729
Consumer loans	7	71
	24	$10,009

6. Mortgage banking activities

On February 1, 2011, the Federal National Mortgage Association (“FNMA”) renewed its servicing agreement, originally terminated in 2010, with the Bank as a result of the Bank’s improved regulatory capital status following the Capital Raise (see Note 2). As of February 1, 2011, the Bank may either directly service loans that it originates or may sell originated loans “servicing released.” “Servicing released” means that whoever the Bank sells the loan to will service or arrange for servicing of the loan.

Prior to February 1, 2011, as a result of the Bank’s capital ratios falling below contractual requirements, the Bank did not qualify as a FNMA designated mortgage loan seller or servicer. FNMA also had terminated its mortgage servicing agreement with the Bank as of December 31, 2009, so the Bank was no longer allowed to service FNMA loans. As a result of such actions, in April 2010 the Bank sold its MSRs, discontinued directly servicing mortgage loans that it originated, and began selling originations “servicing released.” In connection with the sale of the Bank’s MSRs, the Bank entered into an agreement with FNMA. Under the terms of this

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

6. Mortgage banking activities  – (continued)

agreement, management believes that the Bank will have no further recourse liability or obligation to FNMA in connection with the Bank’s original mortgage sales and servicing agreement nor with the purchaser of the servicing portfolio. The Bank recorded a loss on the sale of its MSRs of approximately $0.4 million, which is included in other non-interest expenses in the Company’s consolidated statement of operations for the year ended December 31, 2010.

Net MSRs at December 31, 2012 were $1.3 million. The Company had no MSRs at December 31, 2011. Transactions in the Company’s MSRs for the year ended December 31, 2012 were as follows. There were no significant transactions in the Company’s MSRs for the year ended December 31, 2011.

2012
Balance at beginning of year	$—
Additions	1,599
Amortization	(134)
Change in valuation allowance	(157)
Sale of MSRs	—
Balance at end of year	$1,308

Mortgage banking income, net, consisted of the following for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Origination and processing fees	$594	$281	$410
Gains on sales of mortgage loans, net	3,845	226	58
MSR valuation allowance	(157)	—	—
Servicing fees	171	10	541
Amortization	(134)	(4)	(378)
Mortgage banking income, net	$4,319	$513	$631

7. Premises and equipment

Premises and equipment at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Land	$9,148	$9,148
Buildings and leasehold improvements	30,935	30,644
Furniture and equipment	15,698	14,284
	55,781	54,076
Less accumulated depreciation and amortization	21,542	19,895
Premises and equipment, net	$34,239	$34,181

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

8. CDI

At December 31, 2012 the Company had no CDI recorded. As of December 31, 2011 the Company’s annual CDI impairment test determined that the Company’s remaining CDI of $3.4 million was fully impaired (see Note 1). At December 31, 2011, the Company recorded a one-time charge to non-interest expense to reflect this impairment. Previously, CDI was being amortized over its estimated useful life under the straight-line method. There was no amortization expense related to the CDI during the year ended December 31, 2012. Amortization expense related to the CDI during the years ended December 31, 2011 and 2010 totaled $1.5 million and $1.5 million, respectively.

9. OREO

Transactions in the Company’s OREO for the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Balance at beginning of year	$21,270	$39,536	$28,860
Additions	2,260	10,523	38,860
Dispositions	(36,623)	(15,351)	(17,565)
Change in valuation allowance	19,645	(13,438)	(10,619)
Balances at end of year	$6,552	$21,270	$39,536

The following table summarizes activity in the OREO valuation allowance for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Balance at beginning of year	$30,287	$16,849	$6,230
Additions to the valuation allowance	1,261	14,998	12,547
Reductions due to sales of OREO	(20,906)	(1,560)	(1,928)
Balance at end of year	$10,642	$30,287	$16,849

The following table summarizes OREO expenses for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Operating costs	$568	$1,298	$2,000
(Gains) losses on sales of OREO	(104)	1,640	69
Increases in valuation allowance	1,261	14,998	12,547
Total	$1,725	$17,936	$14,616

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

10. Time deposits

Time deposits in amounts of $0.1 million or more aggregated approximately $81.2 million and $101.9 million at December 31, 2012 and 2011, respectively.

At December 31, 2012, the scheduled annual maturities of all time deposits were approximately as follows:

2013	$89,928
2014	20,449
2015	11,233
2016	6,939
2017	310
Thereafter	413
$129,272

As of December 31, 2012 the Bank was restricted under the terms of a regulatory order from accepting or renewing brokered deposits (see Note 20). At December 31, 2012 and 2011, the Bank did not have any wholesale brokered deposits.

At December 31, 2012 and 2011, the Bank did not have any internet listing service deposits. Such deposits are generated by posting time deposit rates on an internet site where institutions seeking to deploy funds contact the Bank directly to open a deposit account. In January and February 2011, the Bank exercised its option to call approximately $170 million of its internet deposits. These time deposits had rates ranging from 0.50% to 2.00% and maturities ranging from March 2011 to January 2013. In December 2011, the Bank elected to repay its remaining internet deposits (approximately $28 million). These time deposits had rates ranging from 0.45% to 3.45% and maturities ranging from December 2011 to June 2014. In connection with these transactions, the Bank was required to pay interest through the scheduled maturity dates of the deposits; such interest aggregated approximately $0.3 million and is recorded in the Consolidated Statements of Operations as interest expense for the year ended December 31, 2011.

11. Junior subordinated debentures

At December 31, 2010, the Company had four subsidiary grantor trusts for the purpose of issuing Trust Preferred Securities (“TPS”) and common securities. In January 2011, the TPS, Debentures, and all related accrued interest were retired in connection with the completion of the Capital Raise (see Note 2). In connection with such retirement, the related trusts were also terminated.

12. Other borrowings

The Bank is a member of the FHLB. As a member, the Bank has a committed borrowing line of credit up to 20% of total assets, subject to the Bank pledging sufficient collateral and maintaining the required investment in FHLB stock. At both December 31, 2012 and 2011, the Bank had outstanding borrowings under the committed lines of credit totaling $60.0 million, with maturities at December 31, 2012 ranging from 2014 to 2017 and bearing a weighted-average rate of 3.13%. In February, May, and September 2011, the Bank repaid an aggregate of approximately $135.0 million in FHLB advances with maturity dates during 2011 and early 2012. As a result of such early prepayments, the Company incurred prepayment penalties of $0.8 million. All outstanding borrowings and letters of credit with the FHLB are collateralized by a blanket pledge agreement on the Bank’s FHLB stock, any funds on deposit with the FHLB, certain investment securities, and certain loans. At December 31, 2012, the Bank had additional available borrowings with the FHLB of approximately $86.1 million, based on eligible collateral. There can be no assurance that future advances will be allowed by the FHLB (see Note 20).

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

12. Other borrowings  – (continued)

At December 31, 2012, the contractual maturities of the Bank’s FHLB borrowings outstanding were approximately as follows:

2014	$10,000
2015	25,000
2017	25,000
$60,000

At December 31, 2012, the Bank had no borrowings outstanding with the FRB and had approximately $27.2 million in available short-term borrowings, collateralized by certain of the Bank’s loans and securities.

In September 2011, the Bank repaid in full $41.0 million of senior unsecured debt issued in connection with the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”). The Bank incurred penalties of $0.5 million to prepay the debt. The costs included payment of interest through the originally scheduled maturity date of February 12, 2012, charge-off of the remaining issuance costs which were previously being amortized on a straight line basis, and charge-off of the remaining 1.00% per annum FDIC insurance assessment applicable to the TLGP debt.

As an additional source of liquidity, the Bank has federal fund borrowing agreements with correspondent banks aggregating approximately $40.1 million at December 31, 2012. At December 31, 2012, the Company had no outstanding borrowings under these federal fund borrowing agreements.

13. Commitments, guarantees and contingencies

Off-balance sheet financial instruments

In the ordinary course of business, the Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card lines of credit, and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of amounts recognized in the accompanying consolidated balance sheets. The contractual amounts of these financial instruments reflect the extent of the Bank’s involvement in these particular classes of financial instruments. As of December 31, 2012 and 2011, the Bank had no material commitments to extend credit at below-market interest rates and held no significant derivative financial instruments.

The Bank’s exposure to credit loss for commitments to extend credit, commitments under credit card lines of credit, and standby letters of credit is represented by the contractual amount of these instruments. The Bank follows the same credit policies in underwriting and offering commitments and conditional obligations as it does for on-balance sheet financial instruments.

A summary of the Bank’s off-balance sheet financial instruments which are used to meet the financing needs of its customers is approximately as follows at December 31, 2012 and 2011:

	2012	2011
Commitments to extend credit	$224,531	$149,452
Commitments under credit card lines of credit	22,847	23,393
Standby letters of credit	4,221	3,201
Total off-balance sheet financial instruments	$251,599	$176,046

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

13. Commitments, guarantees and contingencies  – (continued)

Bank applies established credit related standards and underwriting practices in evaluating the creditworthiness of such obligors. The amount of collateral obtained, if it is deemed necessary by the Bank upon the extension of credit, is based on management’s credit evaluation of the counterparty.

The Bank typically does not obtain collateral related to credit card commitments. Collateral held for other commitments varies but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. These guarantees are primarily issued to support public and private borrowing arrangements. In the event that the customer does not perform in accordance with the terms of the agreement with the third-party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount of the commitment. If the commitment was funded, the Bank would be entitled to seek recovery from the customer. The Bank’s policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those involved in extending loans to customers. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank considers the fees collected in connection with the issuance of standby letters of credit to be representative of the fair value of its obligations undertaken in issuing the guarantees. In accordance with GAAP related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit. The fees are then recognized in income proportionately over the life of the related standby letter of credit agreement. At December 31, 2012 and 2011, the Bank’s deferred standby letter of credit fees, which represent the fair value of the Bank’s potential obligations under the standby letter of credit guarantees, were insignificant to the accompanying consolidated financial statements.

Lease commitments

The Bank leases certain land and facilities under operating leases, some of which include renewal options and escalation clauses. At December 31, 2012, the aggregate minimum rental commitments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were approximately as follows:

2013	$1,642
2014	1,146
2015	875
2016	460
2017	456
Thereafter	3,673
$8,252

Total rental expense was approximately $2.1 million in 2012 and $2.2 million in both 2011, and 2010.

Litigation

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows as of and for the year ended December 31, 2012.

Other

The Bank is a public depository and, accordingly, accepts deposit funds belonging to, or held for the benefit of, the state of Oregon, political subdivisions thereof, municipal corporations, and other public funds. In accordance with applicable state law, in the event of default of one bank, all participating banks in the state

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

13. Commitments, guarantees and contingencies  – (continued)

collectively assure that no loss of funds is suffered by any public depositor. Generally, in the event of default by a public depository and to the extent sufficient collateral is unavailable to repay public funds, the assessment applicable to all public depositories is allocated on a pro rata basis in proportion to the maximum liability of each public depository as it existed on the date of loss. The Bank has pledged letters of credit issued by the FHLB which collateralizes public deposits not otherwise insured by the FDIC. At December 31, 2012 there was no liability associated with the Bank’s participation in this pool because all participating banks are presently required to fully collateralize uninsured Oregon public deposits, and there were no occurrences of an actual loss on Oregon public deposits at such participating banks. The maximum future contingent liability is dependent upon the occurrence of an actual loss, the amount of such loss, the failure of collateral to cover such a loss, and the resulting share of loss to be assessed to the Company.

The Company has entered into employment contracts and benefit plans with certain executive officers and members of the Board that allow for payments (or accelerated payments) contingent upon a change in control of the Company.

14. Income taxes

The provision (benefit) for income taxes for the years ended December 31, 2012, 2011, and 2010 was approximately as follows:

	2012	2011	2010
Current:
Federal	$(58)	$88	$216
State	137	257	330
	79	345	546
Deferred	—	10,027	(10,027)
Provision (benefit) for income taxes	$79	$10,372	$(9,481)

The provision (benefit) for income taxes results in effective tax rates which are different than the federal income tax statutory rate. A reconciliation of the differences for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012		2011		2010
Expected federal income tax credit at statutory rates	$2,050	34.0%	$(12,547)	34.0%	$(8,097)	35.0%
State income taxes, net of federal effect	263	4.4%	(2,184)	5.9%	(1,240)	5.4%
Effect of nontaxable income, net	(583)	-9.7%	(670)	1.8%	(311)	1.3%
Valuation allowance for deferred tax assets	(10,762)	-178.5%	25,036	-67.8%	598	-2.6%
Section 382 impairment	8,163	135.4%	—	—	—	—
Rate change for deferred taxes	814	13.5%	—	—	—	—
Other, net	134	2.2%	737	-2.0%	(431)	1.9%
Provision (benefit) for income taxes	$79	1.3%	$10,372	-28.1%	$(9,481)	41.0%

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

14. Income taxes  – (continued)

The significant components of the net deferred tax assets and liabilities at December 31, 2012 and 2011 were as follows:

	2012	2011
Deferred tax assets:
Reserve for loan losses and unfunded loan commitments	$10,982	$19,126
Deferred benefit plan expenses, net	7,448	7,854
Federal and state net operating loss and other carryforwards	20,325	13,146
Tax credit carryforwards	547	880
Allowance for losses on OREO	5,364	13,100
Accrued interest on non-accrual loans	494	1,177
Purchased intangibles related to CBGP	86	174
Other	35	721
Deferred tax assets	45,281	56,178
Valuation allowance for deferred tax assets	(41,698)	(52,461)
Deferred tax assets, net of valuation allowance	3,583	3,717
Deferred tax liabilities:
Accumulated depreciation and amortization	1,730	1,668
Deferred loan fees	809	908
FHLB stock dividends	556	565
Net unrealized gains on investment securities available-for-sale	2,258	1,660
Other	488	576
Deferred tax liabilities	5,841	5,377
Net deferred tax assets (liabilities)	$(2,258)	$(1,660)

The Company recorded an income tax provision of $0.08 million in 2012. During 2011, the Company recorded an income tax provision of approximately $10.3 million. Included in this amount was an income tax provision of approximately $22.1 million related to the extraordinary gain on the extinguishment of the Debentures (see Note 2), which was calculated based on the Company’s estimated statutory income tax rates. The income tax provision of $10.3 million also includes a credit for income taxes of approximately $11.8 million related to the Company’s loss from operations excluding the extraordinary gain.

At December 31, 2012, the Company had deferred tax assets of $15.6 million for federal net operating loss carry-forwards which will expire in 2030, 2031 and 2032, $0.9 million for charitable contribution carry-forwards which will expire between 2013 and 2017; and $0.4 million for federal tax credits which will expire at various dates from 2028 to 2032. Also, at December 31, 2012, the Company had deferred tax assets of $3.9 million for state and local net operating loss carry-forwards which will expire at various dates from 2013 to 2032 and $0.2 million for state tax credits which will expire at various dates from 2016 to 2020.

Due to cumulative losses incurred by the Company in years prior to 2012 and other relevant considerations, the Company is unable to conclude that it is more likely than not that it will realize its net deferred tax asset and, accordingly, has recorded a valuation allowance to fully offset its deferred tax asset at December 31, 2012 and 2011. Realization of deferred tax assets is generally dependent upon the Company’s ability to generate future taxable income. In addition, application of complex tax regulations arising from the Capital Raise may otherwise limit tax deductions. As broadly defined in Section 382 of the Internal Revenue Code, the issuance of common stock in connection with the Company’s Capital Raise in 2011 resulted in an “ownership change” of the Company. As a result of the ownership change, utilization of the Company’s net operating loss carry-forwards, tax credit carry-forwards and certain built-in losses under federal income tax

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

14. Income taxes  – (continued)

laws will be subject to annual limitations and may be disallowed. The annual limitation imposed under Section 382 may limit the deduction for both the carry-forward tax attributes and the built-in losses realized within one to five years of the date of the ownership change. Given the complexity of application of Section 382 and the carry-forward period limitations a material portion of these potential attributes may be disallowed.

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011 was $41.7 million and $52.5 million, respectively. Management determined the amount of the valuation allowance at December 31, 2012 and 2011 by evaluating the nature and amount of historical and projected future taxable income, the scheduled reversal of deferred tax assets and liabilities, and available tax planning strategies. The ability to utilize deferred tax assets is a complex process requiring in-depth analysis of statutory, judicial, and regulatory guidance and estimates of future taxable income. The amount of deferred taxes recognized could be impacted by changes to any of these variables.

The Company files a U.S. federal income tax return, state income tax returns in Idaho and Oregon, and local income tax returns in various jurisdictions. The Internal Revenue Service (“IRS”) has audited the Company’s 2009 federal income tax return. The IRS issued a final audit report related to the 2009 audit in 2011. As a result of this audit, the Company made a payment to the IRS of $0.8 million during 2011. The state and local returns remain open to examination for 2008 and all subsequent years. During 2012 and 2011, the Company did not receive any income tax refunds.

The Company has evaluated its income tax positions as of December 31, 2012 and 2011. Based on this evaluation, the Company has determined that it does not have any uncertain income tax positions for which an unrecognized tax liability should be recorded. The Company recognizes interest and penalties related to income tax matters as additional income taxes in the consolidated statements of operations. The Company had no significant interest or penalties related to income tax matters during the years ended December 31, 2012, 2011 or 2010.

15. Basic and diluted loss per common share

The Company’s basic loss per common share is computed by dividing net gain or loss by the weighted-average number of common shares outstanding during the period. The Company’s diluted loss per common share is the same as the basic loss per common share due to the anti-dilutive effect of common stock equivalents (primarily stock options and nonvested restricted stock).

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

15. Basic and diluted loss per common share  – (continued)

The numerators and denominators used in computing basic and diluted loss per common share for the years ended December 31, 2012, 2011, and 2010 can be reconciled as follows:

	2012	2011	2010
Net income (loss) before extraordinary net gain	$5,951	$(80,115)	$(13,655)
Extraordinary gain on extinguishment of junior subordinated debentures, net of income taxes	—	32,839	—
Net income (loss)	$5,951	$(47,276)	$(13,655)
Weighted-average shares outstanding – basic	47,127,737	43,628,044	2,804,831
Dilutive securities	150,287	—	—
Weighted-average shares outstanding – diluted	47,278,024	43,628,044	2,804,831
Common stock equivalent shares excluded due to antidilutive effect	139,346	114,593	48,141
Basic and diluted net income (loss) per common share:
Income (loss) before extraordinary net gain	$0.13	$(1.83)	$(4.87)
Extraordinary net gain	—	0.75	—
Net income (loss)	$0.13	$(1.08)	$(4.87)

16. Transactions with related parties

Certain officers and directors (and the companies with which they are associated) are customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank’s business. In addition, the Bank expects to continue to have such banking transactions in the future. All loans, and commitments to loan, to such parties are generally made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. In the opinion of management, these transactions do not involve more than the normal risk of collectability or present any other unfavorable features.

An analysis of activity with respect to loans to officers and directors of the Bank for the years ended December 31, 2012 and 2011 was approximately as follows:

	2012	2011
Balance at beginning of year	$128	$594
Additions	1,431	368
Repayments	(142)	(834)
Retirement of Board member	(11)	—
Balance at end of year	$1,406	$128

Some officers and directors of the Bank also have credit card lines. The total outstanding balance of their credit cards at both December 31, 2012 and 2011 were $0.02 million, while the total outstanding commitments on these cards were $0.1 million at both December 31, 2012 and 2011.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

17. Benefit plans

401(k) profit sharing plan

The Company maintains a 401(k) profit sharing plan (the “Plan”) that covers substantially all full-time employees. Employees may make voluntary tax-deferred contributions to the Plan, and the Company’s contributions to the Plan are at the discretion of the Board, not to exceed the amount deductible for federal income tax purposes. Employees vest in the Company’s contributions to the Plan over a period of five years. The total amounts charged to operations under the Plan were approximately $0.5 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively. The Company made no contributions to the Plan for 2010.

Other benefit plans

The Bank has deferred compensation plans for the Board and certain key executives and managers, and a salary continuation plan and a supplemental executive retirement (“SERP”) plan for certain key executives. In accordance with the provisions of the deferred compensation plans, participants can elect to defer portions of their annual compensation or fees. The deferred amounts generally vest as deferred. The deferred compensation plus interest is generally payable upon termination in either a lump-sum or monthly installments.

The salary continuation and SERP plans for certain key executives provide specified benefits to the participants upon termination or change of control. The benefits are subject to certain vesting requirements, and vested amounts are generally payable upon termination or change of control in either a lump-sum or monthly installments. The Bank annually expenses amounts sufficient to accrue for the present value of the benefits payable to the participants under these plans. These plans also include death benefit provisions for certain participants.

To assist in the funding of these plans, the Bank has purchased BOLI policies on the majority of the participants. The cash surrender value of the general account policies at December 31, 2012 and 2011 was approximately $8.4 million and $8.1 million, respectively. The cash surrender value of the separate account policies, including the value of the stable value wraps, was approximately $27.3 million and $26.6 million at December 31, 2012 and 2011, respectively. At both December 31, 2012 and 2011, the liabilities related to the deferred compensation plans included in accrued interest and other liabilities in the accompanying consolidated balance sheets totaled approximately $4.0 million and $3.9 million, respectively. The amount of expense charged to operations in 2012, 2011, and 2010 related to the deferred compensation plans was approximately $0.2 million, $0.4 million, and $0.1 million, respectively. As of December 31, 2012 and 2011, the liabilities related to the salary continuation and SERP plans included in accrued interest and other liabilities in the accompanying consolidated balance sheets totaled approximately $12.5 million and $13.5 million, respectively. A benefit of $0.5 million was charged to operations in 2012 for the salary continuation, SERP and fee continuation plans. The amount of expense charged to operations in 2011 and 2010 for these same plans was $3.8 million and $1.3 million, respectively. The decrease in 2012 was a result of adjustments on certain participant’s benefits to change their payouts. Additionally, a benefit was recorded to adjust for the anticipated payouts of certain participants based on their expected future retirement dates. The increase in 2011 was related to executive transition costs and charges in the estimated periods over which future benefits will be paid.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

18. Stock-based compensation plans

The Company has historically maintained certain stock-based compensation plans, approved by the Company’s shareholders that are administered by the Board or the Compensation Committee of the Board (the “Compensation Committee”). In April 2008, the shareholders of the Company approved the 2008 Cascade Bancorp Performance Incentive Plan (the “2008 Plan”). The 2008 Plan authorized the Board to issue up to an additional 100,000 shares of common stock related to the grant or settlement of stock-based compensation awards, expanded the types of stock-based compensation awards that may be granted, and expanded the parties eligible to receive such awards. In addition, in April 2011, the shareholders approved an increase in the common stock reserved under the 2008 Plan from 1,000,000 shares to 6,000,000 shares. Under the Company’s stock-based compensation plans, the Board (or the Compensation Committee) may grant stock options (including incentive stock options (“ISOs”) as defined in Section 422 of the Internal Revenue Code and non-qualified stock options (“NSOs”)), restricted stock, restricted stock units, stock appreciation rights, and other similar types of equity awards intended to qualify as “performance-based” compensation under applicable tax rules. The stock-based compensation plans were established to allow for the granting of compensation awards to attract, motivate, and retain employees, executive officers, non-employee directors, and other service providers who contribute to the success and profitability of the Company and to give such persons a proprietary interest in the Company, thereby enhancing their personal interest in the Company’s success.

The Board or Compensation Committee may establish and prescribe grant guidelines including various terms and conditions for the granting of stock-based compensation and the total number of shares authorized for this purpose. Under the 2008 Plan, for ISOs and NSOs, the option strike price must be no less than 100% of the stock price at the grant date. Prior to the approval of the 2008 Plan, the option strike price for NSOs could be no less than 85% of the stock price at the grant date. Generally, options become exercisable in varying amounts based on years of employee service and vesting schedules. All options expire after a period of ten years from the date of grant. Other permissible stock awards include restricted stock grants, restricted stock units, stock appreciation rights or other similar stock awards (including awards that do not require the grantee to pay any amount in connection with receiving the shares or that have a purchase price that is less than the grant date fair market value of the Company’s stock).

At December 31, 2012, 4,831,855 shares reserved under the stock-based compensation plans were available for future grants.

During the year ended December 31, 2012, the Company granted 32,399 stock options with a weighted-average grant date fair value of approximately $4.77 per option. These stock options vest in 2014. The Company did not grant any stock options in 2011. The Company used the Black-Scholes option-pricing model with the following weighted-average assumptions to value options granted in 2012:

	2012	2010
Dividend yield	0.0%	0.0%
Expected volatility	85.0%	78.1%
Risk-free interest rate	1.4%	3.1%
Expected option lives	6 years	8 years

The dividend yield was based on historical dividend information. The expected volatility was based on the historical volatility of the Company’s common stock price. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the date of grant for periods corresponding with the expected lives of the options granted. The expected option lives represent the period of time that options are expected to be outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of publicly-traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model is affected by

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

18. Stock-based compensation plans  – (continued)

subjective assumptions including historical volatility of the Company’s common stock price. Because the Company has relatively low average trading volume in its common stock, its estimated volatility may be higher than publicly-traded companies with greater trading volumes.

The following table presents the activity related to options under all plans for the years ended December 31, 2012, 2011, and 2010.

	2012		2011		2010
	Options outstanding	Weighted- average exercise price	Options outstanding	Weighted- average exercise price	Options outstanding	Weighted- average exercise price
Balance at beginning of year	144,370	$68.90	156,522	$68.26	99,062	$121.80
Granted	32,399	4.77	—	—	77,075	5.71
Cancelled / forfeited	(29,213)	71.78	(5,715)	74.78	(19,615)	92.49
Expired	(8,110)	68.97	(6,437)	48.00	—	—
Balance at end of year	139,446	$53.39	144,370	$68.90	156,522	$68.26
Exercisable at end of year	50,997		73,345		54,806

Stock-based compensation expense related to stock options for the years ended December 31, 2012, 2011, and 2010 was approximately $0.2 million, $0.1 million, and $0.4 million, respectively. As of December 31, 2012, unrecognized compensation cost related to nonvested stock options totaled $0.1 million, which is expected to be recognized in 2013, 2014 and 2015.

Information regarding the number, weighted-average exercise price, and weighted-average remaining contractual life of options by range of exercise price at December 31, 2012 is as follows:

	Options outstanding			Exercisable options
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Number of options	Weighted- average exercise price
Under $50.00	88,449	$5.37	8.0	—	$—
$50.01 – $80.00	—	0.00	0.0	—	—
$80.01 – $120.00	30,326	97.53	3.3	30,326	97.53
$120.01 – $160.00	10,468	134.61	1.3	10,468	134.61
$160.01 – $220.00	2,470	207.49	3.1	2,470	207.49
$220.01 – $279.00	7,733	270.45	4.1	7,733	270.45
	139,446	$53.39	6.2	50,997	$136.69

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

18. Stock-based compensation plans  – (continued)

The Company has also granted awards of nonvested restricted stock. During the year ended December 31, 2012, the Company granted 65,232 additional shares of restricted stock with a weighted-average grant date fair value of $5.67 per share, which vest during 2013, 2014 and 2015. The following table presents the activity for nonvested restricted stock for the year ended December 31, 2012:

	Number of shares	Weighted- average grant date fair value per share
Nonvested as of December 31, 2011	138,864	$15.72
Granted	65,232	5.67
Cancelled / Forfeited	(21,697)	7.04
Exercised / Released	(25,208)	7.20
Nonvested as of December 31, 2012	157,191	$14.11

Nonvested restricted stock is scheduled to vest over a three year period and as of December 31, 2012 has a remaining vesting term of approximately three years. The unearned compensation on restricted stock is being amortized to expense on a straight-line basis over the applicable vesting periods. As of December 31, 2012, unrecognized compensation cost related to nonvested restricted stock totaled approximately $0.6 million, which is expected to be recognized over the next three years. Total expense recognized by the Company for nonvested restricted stock for the years ended December 31, 2012, 2011, and 2010 was $0.9 million, $0.5 million, and $0.4 million, respectively.

The Company has also granted awards of restricted stock units (“RSUs”). A RSU represents the unfunded, unsecured right to require the Company to deliver to the participant one share of common stock for each RSU. Total expense recognized by the Company related to RSUs was insignificant for the years ended December 31, 2012, 2011, and 2010. There was no unrecognized compensation cost related to RSUs at December 31, 2012, 2011, and 2010, as all RSUs were fully-vested. There were 9,386 RSUs granted during the year ended December 31, 2012, and there were no RSUs cancelled. There were 5,695 RSUs granted during the year ended December 31, 2011 and there were no RSUs cancelled. There were no RSUs granted or cancelled during the year ended December 31, 2010. At December 31, 2012 there were 16,262 fully-vested RSUs outstanding, with a weighted-average grant date fair value of $6.45 per share. At December 31, 2011 there were 6,876 fully-vested RSUs outstanding with a weighted-average grant date fair value of $8.45 per share. At December 31, 2010 there were 1,181 fully vested RSUs outstanding with a weighted-average grant date fair value of $40.72 per share.

19. Fair value

GAAP establishes a hierarchy for determining fair value measurements which includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The three levels are as follows:

•	Level 1: Inputs that are quoted unadjusted prices in active markets — that the Company has the ability to access at the measurement date — for identical assets or liabilities.
•	Level 2: Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs derived principally from, or corroborated by, observable market data by correlation or other means.
•	Level 3: Inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

19. Fair value  – (continued)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s assets and liabilities carried at fair value. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internal or third party models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that assets or liabilities are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes that the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets and liabilities could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the condensed consolidated balance sheet date may differ significantly from the amounts presented herein.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring or nonrecurring basis, as well as the general classification of such assets pursuant to valuation hierarchy:

Investment securities available-for-sale:  Where quoted prices for identical assets are available in an active market, investment securities available-for-sale are classified within level 1 of the hierarchy. If quoted market prices for identical securities are not available, then fair values are estimated by independent sources using pricing models and/or quoted prices of investment securities with similar characteristics or discounted cash flows. The Company has categorized its investment securities available-for-sale as level 2, since a majority of such securities are MBS which are mainly priced in this latter manner.

Impaired loans:  In accordance with GAAP, loans measured for impairment are reported at estimated fair value, including impaired loans measured at an observable market price (if available), the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the fair value of the loan’s collateral (if collateral dependent). Estimated fair value of the loan’s collateral is determined by appraisals or independent valuations which are then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. A significant portion of the Bank’s impaired loans are measured using the estimated fair market value of the collateral less the estimated costs to sell. The Company has categorized its impaired loans as level 3.

OREO:  The Company’s OREO is measured at estimated fair value less estimated costs to sell. Fair value is generally determined based on third-party appraisals of fair value in an orderly sale. Historically, appraisals have considered comparable sales of like assets in reaching a conclusion as to fair value. Since many recent real estate sales could be termed “distressed sales”, and since a preponderance have been short-sale or foreclosure related, this has directly impacted appraisal valuation estimates. Estimated costs to sell OREO are based on standard market factors. In addition to valuation adjustments recorded on specific OREO properties, at December 31, 2011, the Company recorded a $5.0 million general valuation allowance allocated among homogenous groupings of OREO properties. At December 31, 2102 the balance in the general valuation allowance was zero. The valuation of OREO is subject to significant external and internal judgment. Management periodically reviews OREO to determine whether the

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

19. Fair value  – (continued)

property continues to be carried at the lower of its recorded book value or estimated fair value, net of estimated costs to sell. The Company has categorized its OREO as level 3.

The Company’s only financial assets measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011 were as follows (dollars in thousands):

2012	Level 1	Level 2	Level 3
Investment securities available-for-sale	$—	$257,544	$—

2011	Level 1	Level 2	Level 3
Investment securities available-for-sale	$—	$209,506	$—

Certain assets, such as impaired loans and OREO, are measured at fair value on a nonrecurring basis (e.g., the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments when there is evidence of impairment). The following table represents the assets measured at fair value on a nonrecurring basis by the Company at December 31, 2012 and December 31, 2011 (dollars in thousands):

2012	Level 1	Level 2	Level 3
Impaired loans with specific valuation allowances	$—	$—	$34,383
Other real estate owned	—	—	6,552
MSRs	—	—	1,308
	$—	$—	$42,243

2011	Level 1	Level 2	Level 3
Impaired loans with specific valuation allowances	$—	$—	$39,436
Other real estate owned	—	—	21,270
	$—	$—	$60,706

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31 (dollars in thousands):

	2012
	Fair Value Estimate	Valuation Techniques	Unobservable Input
Impaired loans	$34,383	Market approach	Appraised value less selling costs of 5% to 10%
			Additional discounts of 5% to 50% to appraised value to reflect liquidation value
Other real estate owned	$6,552	Market approach	Appraised value less selling costs of 5% to 10%
MSRs	$1,308	Market approach	Weighted average prepayment speed of 10.5%

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

19. Fair value  – (continued)

	2011
	Fair Value Estimate	Valuation Techniques	Unobservable Input
Impaired loans	$39,436	Market approach	Appraised value less selling costs of 5% to 10%
			Additional discounts of 5% to 50% to appraised value to reflect liquidation value
Other real estate owned	$21,270	Market approach	Appraised value less selling costs of 5% to 10%

Other than the establishment of a general valuation allowance on OREO at December 31, 2011, the Company did not change the methodology used to determine fair value for any assets or liabilities during 2012. In addition, for any given class of assets, the Company did not have any transfers between level 1, level 2, or level 3 during the years ended December 31, 2012 or 2011.

The following disclosures are made in accordance with the provisions of GAAP, which requires the disclosure of fair value information about financial instruments where it is practicable to estimate that value.

In cases where quoted market values are not available, the Company primarily uses present value techniques to estimate the fair value of its financial instruments. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.

In addition, as the Company normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments but which may have significant value. The Company does not believe that it would be practicable to estimate a representational fair value for these types of items as of December 31, 2012 and 2011.

Because GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

The Company uses the following methods and assumptions to estimate the fair value of its financial instruments:

Cash and cash equivalents:  The carrying amount approximates the estimated fair value of these instruments.

Investment securities:  See above description.

FHLB stock:  The carrying amount approximates the estimated fair value of this investment.

Loans:  The estimated fair value of non-impaired loans is calculated by discounting the contractual cash flows of the loans using December 31, 2012 and 2011 origination rates. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated. Estimated fair values for impaired loans are determined using an observable market price, (if available), the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the loan’s collateral (if collateral dependent) as described above. Observable market prices for community bank loans are not generally available given the non-homogenous characteristics of such loans.

BOLI:  The carrying amount approximates the estimated fair value of these instruments.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

19. Fair value  – (continued)

MSRs:  The estimated fair value of MRSs is calculated by discounting the expected future contractual cash flows of the MSRs. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights exceeds its estimated fair value. Impairment, if deemed temporary, is recognized through a valuation allowance to the extent that estimated fair value is less than the recorded amount.

Deposits:  The estimated fair value of demand deposits, consisting of checking, interest bearing demand, and savings deposit accounts, is represented by the amounts payable on demand. At the reporting date, the estimated fair value of time deposits is calculated by discounting the scheduled cash flows using the December 31, 2012 and 2011 rates offered on those instruments.

Other borrowings:  The fair value of other borrowings (including federal funds purchased, if any) are estimated using discounted cash flow analyses based on the Bank’s December 31, 2012 and 2011 incremental borrowing rates for similar types of borrowing arrangements.

Loan commitments and standby letters of credit:  The majority of the Bank’s commitments to extend credit have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

The estimated fair values of the Company’s significant on-balance sheet financial instruments at December 31, 2012 and 2011 were approximately as follows (dollars in thousands):

		2012		2011
	Level in fair value hierarchy	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:
Cash and cash equivalents	Level 1	$113,028	$113,028	$128,439	$128,439
Investment securities:
Available-for-sale	Level 2	257,544	257,544	209,506	209,506
Held-to-maturity	Level 2	1,813	1,863	2,488	2,566
FHLB stock	Level 2	10,285	10,285	10,472	10,472
Loans held-for-sale	Level 2	2,329	2,329	506	506
Loans, net	Level 3	829,057	833,399	853,153	877,314
BOLI	Level 3	35,705	35,705	34,683	34,683
MSRs	Level 3	1,308	1,308	—	—
Financial liabilities:
Deposits	Level 2	1,076,234	1,076,550	1,086,827	1,088,210
FHLB borrowings	Level 2	60,000	64,981	60,000	65,646

20. Regulatory matters

Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Bancorp’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Tier 1 capital to average assets and Tier 1 and total capital to risk-weighted assets (all as defined in the regulations).

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

20. Regulatory matters  – (continued)

Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. Such actions could potentially include a leverage capital limit, a risk-based capital requirement, and any other measure of capital deemed appropriate by the federal banking regulator for measuring the capital adequacy of an insured depository institution. In addition, payment of dividends by Bancorp and the Bank are subject to restriction by state and federal regulators and availability of retained earnings.

At December 31, 2012 the Bank and Bancorp met the regulatory benchmarks to be “well-capitalized” under the applicable regulations and the Order and the Written Agreement (discussed below). At December 31, 2011 the Bank and Bancorp did not meet the 10% Tier 1 leverage ratio requirement per the Order and the Written Agreement, and were both considered “adequately capitalized” under the applicable regulations. As a result, Bancorp filed the required update to its capital plan with the FRB and the Oregon Division of Finance and Corporate Securities (“DFCS”) which was accepted by its regulators.

On August 27, 2009, the Bank entered into an agreement with the FDIC, its principal federal banking regulator, and DFCS which required the Bank to take certain measures to improve its safety and soundness.

In connection with this agreement, the Bank stipulated to the issuance by the FDIC and the DFCS of a cease-and-desist order (the “Order”) against the Bank based on certain findings from an examination of the Bank concluded in February 2009 based upon financial and lending data measured as of December 31, 2008 (the Report of Examination, or “ROE”). In entering into the stipulation and consenting to entry of the Order, the Bank did not concede the findings or admit to any of the assertions therein.

Under the Order, the Bank was required to take certain measures to improve its capital position, maintain liquidity ratios, reduce its level of non-performing assets, reduce its loan concentrations in certain portfolios, improve management practices and board supervision, and assure that its reserve for loan losses is maintained at an appropriate level.

Among the corrective actions required were for the Bank to develop and adopt a plan to maintain the minimum capital requirements for a “well-capitalized” bank, including a Tier 1 leverage ratio of at least 10% at the Bank level beginning 150 days from the issuance of the Order. As of December 31, 2012, the requirement relating to increasing the Bank’s Tier 1 leverage ratio was met.

The Order further required the Bank to ensure the level of the reserve for loan losses be maintained at appropriate levels to safeguard the book value of the Bank’s loans and leases, and to reduce the amount of classified loans as of the ROE to no more than 75% of capital. As of December 31, 2012, the requirement that the amount of classified loans as of the ROE be reduced to no more than 75% of capital was met. As required by the Order, all assets classified as “Loss” in the ROE have been charged-off. The Bank has also developed and implemented a process for the review and approval of all applicable asset disposition plans.

The Order further required the Bank to maintain a primary liquidity ratio (net cash, plus net short-term and marketable assets divided by net deposits and short-term liabilities) of at least 15%. As of December 31, 2012, the Bank’s primary liquidity ratio was 26.0%.

In addition, pursuant to the Order, the Bank was required to retain qualified management and to notify the FDIC and the DFCS in writing before adding any individual to its Board or employing any new senior executive officer. Under the Order, the Bank’s Board also was required to increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all the Bank’s activities. The Order also restricted the Bank from taking certain actions without the consent of the FDIC and the DFCS, including paying cash dividends, and from extending additional credit to certain types of borrowers.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

20. Regulatory matters  – (continued)

On March 7, 2013, the Bank entered into a memorandum of understanding with the FDIC and DFCS and the Order was terminated. During the life of the memorandum of understanding the Bank may not pay dividends without the written consent of the FDIC and DFCS and the Bank must maintain higher levels of capital than required by published capital adequacy requirements, as discussed above. The Order was still in place at December 31, 2012.

On October 26, 2009, Bancorp entered into a written agreement with the FRB and DFCS (the “Written Agreement”), which requires Bancorp to take certain measures to improve its safety and soundness. Under the Written Agreement, Bancorp was required to develop and submit for approval, a plan to maintain sufficient capital at Bancorp and the Bank within 60 days of the date of the Written Agreement. The Company submitted a strategic plan on October 28, 2009. As of December 31, 2012, Bancorp met the 10% Tier 1 leverage ratio requirement per the Written Agreement, however at December 31, 2011 Bancorp did not meet this requirement and was considered “adequately capitalized” under the applicable regulations. As a result, Bancorp filed the required update to its capital plan with the FRB and DFCS which was accepted by its regulators.

Bancorp’s actual and required capital amounts and ratios as of December 31, 2012 and December 31, 2011 are presented in the following table (dollars in thousands):

	Actual		Regulatory minimum to be “adequately capitalized”		Regulatory minimum to be “well capitalized” under prompt corrective action provisions
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
2012:
Tier 1 leverage (to average assets)	$136,960	10.4%	$52,470	4.0%	$131,174	10.0	%(1)
Tier 1 capital (to risk-weighted assets)	136,960	14.1	38,811	4.0	58,216	6.0
Total capital (to risk-weighted assets)	149,296	15.4	77,621	8.0	97,027	10.0
2011:
Tier 1 leverage (to average assets)	$130,172	9.4%	$55,260	4.0%	$138,151	10.0	%(1)
Tier 1 capital (to risk-weighted assets)	130,172	13.0	39,917	4.0	59,875	6.0
Total capital (to risk-weighted assets)	143,067	14.3	79,834	8.0	99,792	10.0

(1)	Pursuant to the Written Agreement, in order to be deemed “well capitalized”, Bancorp must maintain a Tier 1 leverage ratio of at least 10.00%.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

20. Regulatory matters  – (continued)

The Bank’s actual and required capital amounts and ratios as of December 31, 2012 and 2011 are presented in the following table (dollars in thousands):

	Actual		Regulatory minimum to be “adequately capitalized”		Regulatory minimum to be “well capitalized” under prompt corrective action provisions
Capital Amount	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
2012:
Tier 1 leverage (to average assets)	$136,658	10.4%	$52,457	4.0%	$131,142	10.0%
Tier 1 capital (to risk-weighted assets)	136,658	14.1	38,803	4.0	58,205	6.0
Total capital (to risk-weighted assets)	148,991	15.4	77,607	8.0	97,008	10.0
2011:(2)
Tier 1 leverage (to average assets)	$129,473	9.4%	$55,223	4.0%	$138,059	10.0%
Tier 1 capital (to risk-weighted assets)	129,473	13.0	39,910	4.0	59,865	6.0
Total capital (to risk-weighted assets)	142,366	14.3	79,819	8.0	99,774	10.0

(1)	Pursuant to the Order, as of December 31, 2012 and 2011, in order to be deemed “well capitalized”, the Bank must maintain a Tier 1 leverage ratio of at least 10.00%.
(2)	Adjusted to correct for an error in the computation of the Bank’s regulatory capital at December 31, 2011. See Note 16 to the Company’s condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

21. Parent company financial information

Condensed financial information for Bancorp (Parent company only) is presented as follows:

CONDENSED BALANCE SHEETS

	December 31,
	2012	2011(1)
Assets:
Cash and cash equivalents	$119	$512
Investment in subsidiary	140,474	132,202
Other assets	182	177
Total assets	$140,775	$132,891
Liabilities and stockholders’ equity:
Other liabilities	—	10
Stockholders’ equity	140,775	132,881
Total liabilities and stockholders’ equity	$140,775	$132,891

(1)	Adjusted to correct an error in the computation of the Bank’s regulatory capital at December 31, 2011. See Note 16 to the Company’s condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

21. Parent company financial information  – (continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2012	2011	2010
Income:
Interest income	$7	$6	$6
Expenses:
Administrative	1,168	758	1,071
Interest	—	158	2,031
Other	220	257	587
Total expenses	1,388	1,173	3,689
Loss before income taxes, extraordinary net gain, and equity in undistributed net losses of subsidiary	(1,381)	(1,167)	(3,683)
Credit for income taxes	35	22,074	—
Loss before extraordinary net gain and equity in undistributed net losses of subsidiary	(1,346)	20,907	(3,683)
Extraordinary gain on extinguishment of junior subordinated debentures, net of income taxes	—	32,840	—
Gain (loss) before equity in undistributed net losses of subsidiary	(1,346)	53,747	(3,683)
Equity in undistributed net losses of subsidiary	7,297	(101,023)	(9,972)
Net income (loss)	$5,951	$(47,276)	$(13,655)
Comprehensive income (loss)	$6,926	$(45,915)	$(13,961)

(1)	Adjusted to correct an error in the computation of the Bank’s regulatory capital at December 31, 2011. See Note 16 to the Company’s condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

CASCADE BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010
(Dollars in thousands, except per share amounts)

21. Parent company financial information  – (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$5,951	$(47,276)	$(13,655)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in undistributed net loss of subsidiary	(7,297)	101,023	9,972
Tax benefit from consolidated tax return	—	(22,094)	—
Stock-based compensation expense	1,050	649	846
Increase in other assets	(6)	(7)	(5)
(Decrease) increase in other liabilities	(9)	(5,410)	669
Net cash provided by (used in) operating activities before extraordinary gain	(311)	26,885	(2,173)
Extraordinary gain on extinguishment of junior subordinated debentures, net of tax	—	(32,840)	—
Net cash used in operating activities	(311)	(5,955)	(2,173)
Cash flows provided by investing activities – Investment in subsidiary	—	(150,400)	—
Cash flows from financing activities:
Tax effect of nonvested restricted stock	(82)	17	(147)
Proceeds from issuance of common stock	—	168,074	—
Extinguishment of junior subordinated debentures, net	—	(11,567)	—
Net cash provided by (used in) financing activities	(82)	156,524	(147)
Net increase (decrease) in cash and cash equivalents	(393)	169	(2,320)
Cash and cash equivalents at beginning of year	512	343	2,663
Cash and cash equivalents at end of year	$119	$512	$343

These consolidated financial statements have not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

INDEX TO HOME FINANCIAL INFORMATION

Financial Statements as of September 30, 2013 (Unaudited):
Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-89
Consolidated Statements of Operations for the three and nine months ended September 30, 2013 and 2012	F-90
Consolidated Statements of Comprehensive Income (Loss) for the three and nine months ended September 30, 2013 and 2012	F-91
Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2013	F-92
Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	F-93
Notes to Consolidated Financial Statements	F-95

Financial Statements as of December 31, 2012 (Audited):
Report of Independent Registered Public Accounting Firm	F-118
Consolidated Balance Sheets as of December 31, 2012 and September 30, 2011	F-120
Consolidated Statements of Operations for the year ended December 31, 2012, three months ended December 31, 2011 and years ended September 30, 2011 and 2010	F-121
Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2012, three months ended December 31, 2011 and years ended September 30, 2011 and 2010	F-123
Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2012, three months ended December 31, 2011 and years ended September 30, 2011 and 2010	F-124
Consolidated Statements of Cash Flows for the year ended December 31, 2012, three months ended December 31, 2011 and years ended September 30, 2011 and 2010	F-126
Notes to Consolidated Financial Statements	F-128

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data) (unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	$102,269	$115,529
Investments available-for-sale, at fair value	414,026	420,505
FHLB stock, at cost	16,929	17,401
Loans receivable, net of allowance for loan losses of $10,583 and $12,528	401,842	409,846
Accrued interest receivable	2,852	2,776
Property and equipment, net	26,592	29,057
Bank owned life insurance (“BOLI”)	15,635	15,938
Real estate owned and other repossessed assets (“REO”)	6,513	10,386
FDIC indemnification receivable, net	6,129	10,846
Core deposit intangible	2,168	2,523
Deferred tax assets, net	15,853	9,022
Other assets	5,022	4,791
TOTAL ASSETS	$1,015,830	$1,048,620
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposit accounts:
Noninterest-bearing demand	$161,335	$142,207
Interest-bearing demand	247,099	248,836
Money market	158,231	167,202
Savings	86,792	83,401
Certificates	178,319	209,242
Total deposit accounts	831,776	850,888
Advances by borrowers for taxes and insurance	1,334	490
Accrued interest payable	127	167
Deferred compensation	6,422	6,149
Repurchase agreements	511	4,775
Other liabilities	5,490	6,366
Total liabilities	845,660	868,835
STOCKHOLDERS’ EQUITY
Serial preferred stock, $0.01 par value; 10,000,000 authorized; issued and outstanding: none	—	—
Common stock, $0.01 par value; 90,000,000 authorized; issued and outstanding:
Sep. 30, 2013 – 17,542,217 issued; 14,522,196 outstanding
Dec. 31, 2012 – 17,512,997 issued; 14,453,399 outstanding	145	145
Additional paid-in capital	133,354	131,934
Retained earnings	45,942	46,337
Unearned shares issued to employee stock ownership plan (“ESOP”)	(6,254)	(6,823)
Accumulated other comprehensive income (loss)	(3,017)	8,192
Total stockholders’ equity	170,170	179,785
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,015,830	$1,048,620

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest income:
Loans	$7,762	$10,150	$24,751	$30,400
Investments	2,661	2,249	7,841	6,662
Other interest income	51	38	167	179
Total interest income	10,474	12,437	32,759	37,241
Interest expense:
Deposits	707	891	2,253	2,984
Repurchase agreements	0	17	19	54
Total interest expense	707	908	2,272	3,038
Net interest income	9,767	11,529	30,487	34,203
Provision for loan losses	(970)	105	(1,553)	(1,112)
Net interest income after provision for loan losses	10,737	11,424	32,040	35,315
Noninterest income:
Service charges and fees	2,120	2,110	6,234	6,491
Gain on sale of investments ($485 of gains during the nine months ended September 30, 2013, are comprised of accumulated other comprehensive income reclassifications)	—	79	485	1,217
Increase in cash surrender value of BOLI	116	122	350	365
FDIC indemnification recovery (provision)	(648)	50	(695)	(1,180)
Impairment of FDIC indemnification asset, net	(1,164)	(2,994)	(5,480)	(8,042)
Other income	331	282	591	827
Total noninterest income	755	(351)	1,485	(322)
Noninterest expense:
Compensation and benefits	5,822	5,717	17,491	18,029
Occupancy and equipment	1,302	1,466	4,096	4,543
Data processing	860	920	2,723	2,867
Advertising	138	219	427	596
Postage and supplies	195	210	616	763
Professional services	702	678	1,821	1,947
Insurance and taxes	427	503	1,231	1,585
Amortization of intangibles	112	137	354	433
Provision for REO	1	56	644	454
Other expenses	374	580	1,024	1,335
Total noninterest expense	9,933	10,486	30,427	32,552
Income before income taxes	1,559	587	3,098	2,441
Income tax provision	506	265	1,009	858
Net income	$1,053	$322	$2,089	$1,583
Earnings per common share:
Basic	$0.08	$0.02	$0.15	$0.11
Diluted	0.08	0.02	0.15	0.11
Weighted average number of shares outstanding:
Basic	13,742,613	14,109,468	13,696,484	14,505,210
Diluted	13,836,734	14,117,621	13,776,096	14,505,210
Dividends declared per share:	$0.06	$0.06	$0.18	$0.17

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Comprehensive income (loss):
Net income	$1,053	$322	$2,089	$1,583
Other comprehensive income (loss):
Change in unrealized holding gain (loss) on securities available-for-sale, net of taxes of $(847), $1,282, $(6,963) and $2,687, respectively	(1,328)	2,009	(10,913)	4,212
Adjustment for realized gains, net of taxes of $0, $(31), $(189) and $(474), respectively	—	(48)	(296)	(743)
Other comprehensive income (loss)	(1,328)	1,961	(11,209)	3,469
Comprehensive income (loss)	$(275)	$2,283	$(9,120)	$5,052

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data) (unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Unearned Shares Issued to ESOP	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2012	14,453,399	$145	$131,934	$46,337	$(6,823)	$8,192	$179,785
Restricted stock issued, net of forfeitures	45,457	—					—
Repurchased restricted stock to pay taxes	(5,880)		(73)				(73)
ESOP shares committed to be released			172		569		741
Exercise of stock options	29,220		341				341
Share-based compensation			982				982
Dividends paid ($0.18 per share)				(2,484)			(2,484)
Tax adjustments for equity comp. plans			(2)				(2)
Net income				2,089			2,089
Other comprehensive loss						(11,209)	(11,209)
Balance at September 30, 2013	14,522,196	$145	$133,354	$45,942	$(6,254)	$(3,017)	$170,170

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands) (unaudited)

	Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,089	$1,583
Adjustments to reconcile net income to cash provided from operating activities:
Depreciation and amortization	2,111	2,292
Amortization of core deposit intangible	354	433
Impairment of FDIC indemnification receivable	5,480	8,042
Net amortization of premiums and discounts on investments	2,102	4,311
Gain on sale of investments available-for-sale (“AFS”)	(485)	(1,217)
Gain on insurance proceeds	(161)	—
Gain on sale of fixed assets and repossessed assets	(233)	(554)
ESOP shares committed to be released	741	592
Share based compensation expense	982	758
Provision for loan losses	(1,553)	(1,112)
Valuation allowance on real estate and other property owned	644	454
Accrued deferred compensation expense, net	273	185
Net deferred loan fees	130	203
Deferred income tax provision (benefit)	321	(4,495)
Net increase in cash surrender value of BOLI	(350)	(365)
Change in assets and liabilities:
Interest receivable	(76)	(205)
Other assets	(250)	(2,227)
Interest payable	(39)	(46)
Other liabilities	(879)	(1,938)
Net cash provided from operating activities	11,201	6,694
CASH FLOWS FROM INVESTING ACTIVITIES:
Principal repayments, maturities and calls of investments AFS	78,166	77,602
Proceeds from sales of investments AFS	19,460	62,849
Purchase of investments AFS	(111,124)	(182,435)
Proceeds from redemption of FHLB stock	473	158
Reimbursement (repayment) of loan losses under loss share agreement	(492)	2,932
Net decrease in loans	7,864	28,493
Loans purchased	—	(7,711)
Proceeds from sales of fixed assets and repossessed assets	5,444	14,980
Purchases of fixed assets	(318)	(682)
Proceeds from BOLI policies	814	—
Net cash provided from (used by) investing activities	287	(3,814)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits	(19,112)	(47,717)
Net increase in advances by borrowers for taxes and insurance	844	963
Net decrease in repurchase agreements	(4,264)	(155)
Repurchased restricted stock to pay taxes	(73)	(87)

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands) (unaudited)

	Nine Months Ended September 30,
	2013	2012
Proceeds from exercise of stock options	341	—
Repurchases of common stock	—	(11,464)
Dividends paid	(2,484)	(2,479)
Net cash used by financing activities	(24,748)	(60,939)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(13,260)	(58,059)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	115,529	144,293
CASH AND CASH EQUIVALENTS, END OF PERIOD	$102,269	$86,234
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$2,312	$3,084
Income taxes	865	7,489
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of real estate and other assets in settlement of loans	$1,630	$9,851
Fair value adjustment to securities AFS, net of taxes	(11,209)	3,469
Transfer of fixed assets into REO	609	—

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 — Basis of Presentation

The consolidated financial statements presented in this report include the accounts of Home Federal Bancorp, Inc., a Maryland corporation (the “Company”), and its wholly-owned subsidiary, Home Federal Bank (the “Bank”), which is a state-chartered commercial bank headquartered in Nampa, Idaho. As used throughout this report, the term the “Company” refers to Home Federal Bancorp, Inc., and its consolidated subsidiary, unless the context otherwise requires.

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are unaudited. All significant intercompany transactions and balances have been eliminated. In the opinion of the Company's management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the financial condition and results of operations for the interim periods included herein have been made. Operating results for the three and nine months ended September 30, 2013, are not necessarily indicative of the results that may be expected for future periods.

On July 30, 2010, the Bank entered into a purchase and assumption agreement with the FDIC to assume all of the deposits and acquire certain assets of LibertyBank, headquartered in Eugene, Oregon (“LibertyBank Acquisition”). In August 2009, the Bank entered into a purchase and assumption agreement with the FDIC to assume all of the deposits and certain assets of Community First Bank, headquartered in Prineville, Oregon ( “CFB Acquisition”). All of the loans purchased in the CFB Acquisition and the majority of loans and leases purchased in the LibertyBank Acquisition are included under the loss sharing agreements with the FDIC and are referred to as “covered loans.” Real estate owned and repossessed assets (“REO”) acquired in the CFB Acquisition and the LibertyBank Acquisition that are also included in the loss sharing agreements are referred to as “covered REO.” The covered loans and covered REO are collectively referred to as “covered assets.” Loans and foreclosed and repossessed assets not subject to loss sharing agreements with the FDIC are referred to as “noncovered loans” or “noncovered assets.”

Certain information and note disclosures normally included in the Company's annual consolidated financial statements have been condensed or omitted. Therefore, these consolidated financial statements and notes thereto should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”), filed with the Securities and Exchange Commission (“SEC”) on March 15, 2013.

Certain reclassifications have been made to prior year's financial statements in order to conform to the current year presentation. The reclassifications had no effect on previously reported net income or equity.

Note 2 — Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts. The new guidance was effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements but the disclosures are included.

In October 2012, the FASB issued ASU 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. ASU 2012-06 addresses the diversity in practice about how to interpret

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Note 2 — Recent Accounting Pronouncements  – (continued)

the terms “on the same basis” and “contractual limitations” when subsequently measuring an indemnification asset. The adoption of this ASU was effective for fiscal years and interim periods beginning on or after December 15, 2012. This ASU did not have a significant impact on the Company’s Consolidated Financial Statements as the Company accounted for its indemnification asset in a manner consistent with this ASU.

Note 3 — Earnings Per Share (“EPS”)

Basic earnings per common share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period, which excludes the participating securities (securities that may participate in undistributed earnings with common stock). Diluted earnings per common share includes the dilutive effect of additional potential common shares from stock compensation awards, but excludes awards considered participating securities. ESOP shares are not considered outstanding for earnings per share purposes until they are committed to be released.

The following table presents the computation of basic and diluted earnings per share for the periods indicated (in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$1,053	$322	$2,089	$1,583
Allocated to participating securities	(7)	(3)	(15)	(14)
Net income allocated to common stock	$1,046	$319	$2,074	$1,569
Weighted average common shares outstanding, gross	14,485,554	14,964,693	14,468,721	15,377,013
Less: Average unearned ESOP shares	(651,909)	(729,749)	(671,370)	(749,210)
Less: Average participating securities	(91,032)	(125,476)	(100,867)	(122,593)
Weighted average common shares outstanding, net	13,742,613	14,109,468	13,696,484	14,505,210
Net effect of dilutive stock options	94,121	8,153	79,612	—
Weighted average shares and common stock equivalents	13,836,734	14,117,621	13,776,096	14,505,210
Income per common share:
Basic	$0.08	$0.02	$0.15	$0.11
Diluted	0.08	0.02	0.15	0.11
Options excluded from the calculation due to their anti-dilutive effect on EPS	322,349	968,092	361,399	968,092

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Note 4 — Investments

The Company’s investment policies are designed to provide and maintain adequate liquidity and to generate favorable rates of return without incurring undue interest rate or credit risk, and generally limit investments to mortgage-backed securities, securities issued by U.S. Government-sponsored enterprises (“GSE”), municipal bonds, certificates of deposit and marketable corporate debt obligations. Investments available-for-sale consisted of the following at September 30, 2013 and December 31, 2012 (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percent of Total
September 30, 2013
Obligations of U.S. GSE	$57,157	$331	$(1,417)	$56,071	13.5%
Obligations of states and political subdivisions	42,025	578	(1,315)	41,288	10.0
U.S. Treasury bonds	9,604	—	(1,117)	8,487	2.1
Mortgage-backed securities, GSE-issued	309,933	5,155	(7,152)	307,936	74.3
Mortgage-backed securities, private label	249	—	(5)	244	0.1
Total	$418,968	$6,064	$(11,006)	$414,026	100.0%
December 31, 2012
Obligations of U.S. GSE	$56,179	$1,481	$—	$57,660	13.7%
Obligations of states and political subdivisions	38,932	2,009	(51)	40,890	9.7
Mortgage-backed securities, GSE-issued	311,690	10,116	(134)	321,672	76.5
Mortgage-backed securities, private label	287	—	(4)	283	0.1
Total	$407,088	$13,606	$(189)	$420,505	100.0%

For the nine months ended September 30, 2013 and 2012, proceeds from sales of investments available-for-sale amounted to $19.5 million and $62.8 million, respectively. Gross realized gains for the nine months ended September 30, 2013 and 2012 were $518,000 and $1.2 million respectively, against gross realized losses of $33,000 and $0, respectively. All gains and losses were included in noninterest income on the Consolidated Statements of Operations.

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Note 4 — Investments  – (continued)

The fair value of investments with unrealized losses, the amount of unrealized losses and the length of time these unrealized losses existed as of September 30, 2013 and December 31, 2012, were as follows (in thousands):

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 30, 2013
Obligations of U.S. GSE	$31,276	$(1,417)	$—	$—	$31,276	$(1,417)
Obligations of states and political subdivisions	27,639	(1,315)	—	—	27,639	(1,315)
U.S. Treasury bonds	8,487	(1,117)	—	—	8,487	(1,117)
Mortgage-backed securities, GSE-issued	144,722	(7,150)	111	(2)	144,833	(7,152)
Mortgage-backed securities, private label	—	—	244	(5)	244	(5)
Total	$212,124	$(10,999)	$355	$(7)	$212,479	$(11,006)
December 31, 2012
Obligations of states and political subdivisions	$6,117	$(51)	$—	$—	$6,117	$(51)
Mortgage-backed securities, GSE-issued	20,461	(131)	114	(3)	20,575	(134)
Mortgage-backed securities, private label	—	—	283	(4)	283	(4)
Total	$26,578	$(182)	$397	$(7)	$26,975	$(189)

Management has evaluated these investments and has determined that the decline in value is not other than temporary and not related to the underlying credit quality of the issuers or an industry specific event. The declines in value are on investments that have contractual maturity dates and future principal payments that will be sufficient to recover the current amortized cost of the investments. The Company does not have the intent to sell these investments and it is likely that it will not be required to sell these investments before their anticipated recovery.

The contractual maturities of investments available-for-sale at the dates indicated are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

	September 30, 2013		December 31, 2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$10,006	$10,047	$14,136	$14,206
Due after one year through five years	3,333	3,506	7,051	7,280
Due after five years through ten years	23,725	23,760	20,719	21,908
Due after ten years	71,722	68,533	53,205	55,156
Mortgage-backed securities	310,182	308,180	311,977	321,955
Total	$418,968	$414,026	$407,088	$420,505

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Note 4 — Investments  – (continued)

As of September 30, 2013, and December 31, 2012, the Bank pledged investments for the following obligations (in thousands):

	September 30, 2013		December 31, 2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
FHLB borrowings	$17,076	$18,408	$23,482	$25,397
Federal Reserve Bank	805	836	1,166	1,222
Repurchase agreements	5,421	5,632	4,607	4,855
Deposits of municipalities and public units	7,605	8,111	9,871	10,573
Total	$30,907	$32,987	$39,126	$42,047

Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses

Loans and leases receivable are summarized as follows at September 30, 2013, and December 31, 2012 (dollars in thousands):

	September 30, 2013		December 31, 2012
	Amount	Percent of Gross	Amount	Percent of Gross
Real estate:
One-to-four family residential	$72,039	17.5%	$87,833	20.8%
Multifamily residential	38,532	9.3	34,377	8.1
Commercial	176,467	42.8	185,132	43.8
Total real estate	287,038	69.6	307,342	72.7
Real estate construction:
One-to-four family residential	24,362	5.9	13,016	3.1
Multifamily residential	4,598	1.1	520	0.1
Commercial and land development	25,169	6.1	25,391	6.0
Total real estate construction	54,129	13.1	38,927	9.2
Consumer:
Home equity	37,970	9.2	41,793	9.9
Automobile	844	0.2	966	0.2
Other consumer	3,067	0.8	4,012	1.1
Total consumer	41,881	10.2	46,771	11.2
Commercial business	29,422	7.1	29,249	6.9
Gross loans	412,470	100.0%	422,289	100.0%
Deferred loan (fees) costs, net	(45)		85
Allowance for loan losses	(10,583)		(12,528)
Loans receivable, net	$401,842		$409,846

The following tables present loans at their recorded investment. Recorded investment includes the unpaid principal balance, net of purchase adjustments, plus accrued interest less charge offs and net deferred loan fees. Accrued interest on loans was $1.1 million at both September 30, 2013, and December 31, 2012.

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

Delinquent and nonaccrual loans.  The following tables present the recorded investment in nonperforming loans and an aging of performing loans by class as of September 30, 2013 and December 31, 2012 (in thousands):

	September 30, 2013
	Nonperforming Loans
	Nonaccrual	Past Due 90 or More Days, Still Accruing	Total	Loans Delinquent 30 – 59 Days	Loans Delinquent 60 – 89 Days	Loans Not Past Due	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$2,790	$—	$2,790	$—	$117	$62,470	$65,377
Multifamily residential	780	—	780	—	—	36,013	36,793
Commercial real estate	114	—	114	—		134,279	134,393
Total real estate	3,684	—	3,684	—	117	232,762	236,563
Real estate construction:
One-to-four family residential	596	—	596	—	—	23,676	24,272
Multifamily residential	—	—	—	—	—	4,598	4,598
Commercial real estate	185	—	185	—	—	21,066	21,251
Total real estate construction	781	—	781	—	—	49,340	50,121
Consumer:
Home equity	473	—	473	—	29	29,135	29,637
Automobile	6	—	6	—	—	733	739
Other consumer	—	—	—	5	—	2,527	2,532
Total consumer	479	—	479	5	29	32,395	32,908
Commercial business	223	—	223	—	—	23,164	23,387
Total noncovered loans	5,167	—	5,167	5	146	337,661	342,979
Covered loans
Real estate:
One-to-four family residential	243	—	243	—	332	6,144	6,719
Multifamily residential	68	—	68	—	—	2,516	2,584
Commercial real estate	3,301	—	3,301	—		38,809	42,110
Total real estate	3,612	—	3,612	—	332	47,469	51,413
Commercial real estate construction	223	—	223	—	—	3,655	3,878
Consumer:
Home equity	34	—	34	—	—	8,515	8,549
Automobile	—	—	—	9	—	96	105
Other consumer	—	—	—	—	—	566	566
Total consumer	34	—	34	9	—	9,177	9,220
Commercial business	—	—	—	—	—	6,029	6,029
Total covered loans	3,869	—	3,869	9	332	66,330	70,540
Total gross loans	$9,036	$—	$9,036	$14	$478	$403,991	$413,519

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	December 31, 2012
	Nonperforming Loans
	Nonaccrual	Past Due 90 or More Days, Still Accruing	Total	Loans Delinquent 30 – 59 Days	Loans Delinquent 60 – 89 Days	Loans Not Past Due	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$3,240	$—	$3,240	$498	$217	$75,741	$79,696
Multifamily residential	825	—	825	—	—	30,228	31,053
Commercial real estate	3,727	—	3,727	—		132,825	136,552
Total real estate	7,792	—	7,792	498	217	238,794	247,301
Real estate construction:
One-to-four family residential	593	—	593	—	—	12,423	13,016
Multifamily residential	—	—	—	—	—	520	520
Commercial real estate	218	—	218	—	—	19,756	19,974
Total real estate construction	811	—	811	—	—	32,699	33,510
Consumer:
Home equity	643	—	643	31	7	30,979	31,660
Automobile	—	—	—	—	3	752	755
Other consumer	—	—	—	13	—	3,257	3,270
Total consumer	643	—	643	44	10	34,988	35,685
Commercial business	351	—	351	—	—	17,183	17,534
Total noncovered loans	9,597	—	9,597	542	227	323,664	334,030
Covered loans
Real estate:
One-to-four family residential	338	—	338	—	—	7,835	8,173
Multifamily residential	—	—	—	—	—	3,325	3,325
Commercial real estate	4,108	—	4,108	—		44,471	48,579
Total real estate	4,446	—	4,446	—	—	55,631	60,077
Commercial real estate construction	248	—	248	—	—	5,169	5,417
Consumer:
Home equity	85	—	85	30	—	10,164	10,279
Automobile	—	—	—	—	—	210	210
Other consumer	10	—	10	5	5	742	762
Total consumer	95	—	95	35	5	11,116	11,251
Commercial business	—	—	—	—	—	12,699	12,699
Total covered loans	4,789	—	4,789	35	5	84,615	89,444
Total gross loans	$14,386	$—	$14,386	$577	$232	$408,279	$423,474

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

Loan classification.  The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk classification ratings:

Watch.  A loan is categorized as watch if it possesses some reason for additional management oversight, such as correctable documentation deficiencies, recent financial setbacks, deteriorating financial position, industry concerns, and failure to perform on other borrowing obligations. Loans with this classification are to be monitored in an effort to correct deficiencies and upgrade the credit if warranted. At the time of this classification, they are not believed to expose the Company to significant risk.

Special Mention.  Performing loans that have developed minor credit weaknesses since origination are categorized as special mention. Evidence of credit weakness include the primary source of repayment has deteriorated and no longer meets debt service requirements as defined in Company policy, the borrower may have a short track record and little depth of management, inadequate current financial information, marginal capitalization, and susceptibility to negative industry trends. The primary source of repayment remains viable but there is increasing reliance on collateral or guarantor support.

Substandard.  A loan is considered substandard if it is inadequately protected by the current net worth, liquidity and paying capacity of the borrower or collateral pledged. Substandard assets include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful.  Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

Loss.  This classification of loans includes loans that are considered uncollectible and of such little value that their continuance as an active asset is not warranted. This does not mean the loan has no salvage value, however, is neither desirable nor practical to defer writing off this asset at this time. Once a determination has been made that a loss exists, the loss amount will be charged-off. As a result, generally, the Company will not report loan balances as “Loss.”

Pass.  Loans not meeting the criteria above are considered to be pass rated loans. The pass classification also includes homogeneous loans (such as one-to-four family residential and consumer loans) unless the borrower experiences a delinquency or requests a modification, at which point the loan is graded as specified above.

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

As of September 30, 2013, and December 31, 2012, and based on the most recent analysis performed, the risk category of loans by class of loans was as follows (in thousands):

	September 30, 2013
	Pass	Watch	Special Mention	Substandard	Doubtful	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$61,729	$—	$—	$3,648	$—	$65,377
Multifamily residential	35,859	20	45	869	—	36,793
Commercial real estate	108,234	9,672	9,577	6,910	—	134,393
Total real estate	205,822	9,692	9,622	11,427	—	236,563
Real estate construction:
One-to-four family residential	21,606	2,070	—	596	—	24,272
Multifamily residential	4,598	—	—	—	—	4,598
Commercial real estate	20,897	169	—	185	—	21,251
Total real estate construction	47,101	2,239	—	781	—	50,121
Consumer:
Home equity	29,120	44	—	473	—	29,637
Automobile	723	10	—	6	—	739
Other consumer	2,477	32	15	8	—	2,532
Total consumer	32,320	86	15	487	—	32,908
Commercial business	21,972	1,049	96	270	—	23,387
Total noncovered loans	307,215	13,066	9,733	12,965	—	342,979
Covered loans
Real estate:
One-to-four family residential	3,179	149	—	3,391	—	6,719
Multifamily residential	1,934	187	—	463	—	2,584
Commercial real estate	27,303	908	2,380	11,519	—	42,110
Total real estate	32,416	1,244	2,380	15,373	—	51,413
Commercial real estate construction	3,656	—	—	222	—	3,878
Consumer:
Home equity	8,409	3	103	34	—	8,549
Automobile	96	9	—	—	—	105
Other consumer	532	34	—	—	—	566
Total consumer	9,037	46	103	34	—	9,220
Commercial business	3,592	933	792	712	—	6,029
Total covered loans	48,701	2,223	3,275	16,341	—	70,540
Total gross loans	$355,916	$15,289	$13,008	$29,306	$—	$413,519

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	December 31, 2012
	Pass	Watch	Special Mention	Substandard	Doubtful	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$74,974	$603	$—	$4,119	$—	$79,696
Multifamily residential	30,073	—	39	941	—	31,053
Commercial real estate	91,684	11,477	11,456	21,935	—	136,552
Total real estate	196,731	12,080	11,495	26,995	—	247,301
Real estate construction:
One-to-four family residential	11,771	594	—	651	—	13,016
Multifamily residential	520	—	—	—	—	520
Commercial real estate	19,365	391	—	218	—	19,974
Total real estate construction	31,656	985	—	869	—	33,510
Consumer:
Home equity	30,901	116	—	643	—	31,660
Automobile	755	—	—	—	—	755
Other consumer	3,159	26	21	64	—	3,270
Total consumer	34,815	142	21	707	—	35,685
Commercial business	16,249	675	175	435	—	17,534
Total noncovered loans	279,451	13,882	11,691	29,006	—	334,030
Covered loans
Real estate:
One-to-four family residential	3,494	151	—	4,528	—	8,173
Multifamily residential	2,617	205	—	503	—	3,325
Commercial real estate	22,272	10,302	1,813	14,192	—	48,579
Total real estate	28,383	10,658	1,813	19,223	—	60,077
Real estate construction:	849	3,939	—	629	—	5,417
Consumer:
Home equity	10,024	109	—	146	—	10,279
Automobile	210	—	—	—	—	210
Other consumer	725	12	—	25	—	762
Total consumer	10,959	121	—	171	—	11,251
Commercial business	8,361	742	1,175	2,421	—	12,699
Total covered loans	48,552	15,460	2,988	22,444	—	89,444
Total gross loans	$328,003	$29,342	$14,679	$51,450	$—	$423,474

Impaired loans.  A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due as scheduled according to the original terms of the agreement with the borrower. Additionally, all troubled debt restructurings (“TDRs”) are considered impaired.

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following table presents loans deemed impaired by class of loans as of and during the three and nine months ended September 30, 2013 (in thousands):

	September 30, 2013			Average Recorded Investment
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Noncovered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	$3,564	$3,038	$—	$3,130	$3,344
Commercial real estate	3,960	3,878	—	3,895	6,028
Total real estate	7,524	6,916	—	7,025	9,372
Real estate construction:
One-to-four family residential	379	357	—	335	294
Commercial real estate	185	185	—	189	180
Total real estate construction	564	542	—	524	474
Home equity	412	277	—	301	363
Commercial business	232	232	—	245	313
Total noncovered loans with no related allowance	8,732	7,967	—	8,095	10,522
With an allowance recorded:
Real estate:
One-to-four family residential	1,009	1,006	(270)	1,013	1,031
Multifamily residential	780	780	(66)	788	803
Commercial real estate	86	86	(3)	88	216
Total real estate	1,875	1,872	(339)	1,889	2,050
Real estate construction:
One-to-four family residential	239	239	(60)	279	333
Commercial real estate	—	—	—	—	18
Total real estate construction	239	239	(60)	279	351
Consumer:
Home equity	210	210	(117)	213	218
Automobile	5	5	(1)	5	3
Total consumer	215	215	(118)	218	221
Total noncovered loans with an allowance recorded	2,329	2,326	(517)	2,386	2,622
Covered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	—	—	—	—	31
Multifamily residential	68	68	—	34	17
Commercial real estate	2,904	2,149	—	2,168	2,439
Total real estate	2,972	2,217	—	2,202	2,487
Commercial real estate construction	493	223	—	226	233
Home equity	415	34	—	35	72
Commercial business	—	—	—	—	3
Total covered loans with no related allowance	3,880	2,474	—	2,463	2,795
Total impaired loans	$14,941	$12,767	$(517)	$12,944	$15,939

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

At September 30, 2013, the unpaid principal balance for purposes of this table includes $2.2 million that was partially charged-off but not forgiven.

The following table presents loans deemed impaired by class of loans as of December 31, 2012, and during the three and nine months ended September 30, 2012 (in thousands):

	December 31, 2012			Average Recorded Investment
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Noncovered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	$4,259	$3,620	$—	$3,389	$3,998
Commercial real estate	7,403	7,316	—	4,881	4,273
Total real estate	11,662	10,936	—	8,270	8,271
Real estate construction:
One-to-four family residential construction	317	259	—	277	341
Commercial real estate	146	146	—	229	114
Total real estate construction	463	405	—	506	455
Consumer:
Home equity	758	434	—	437	631
Automobile	—	—	—	—	23
Other consumer	—	—	—	—	8
Total consumer	758	434	—	437	662
Commercial business	360	361	—	362	383
Total noncovered loans with no related allowance	13,243	12,136	—	9,575	9,771
With an allowance recorded:
Real estate:
One-to-four family residential	1,057	1,057	(309)	1,365	1,477
Multifamily residential	825	825	(114)	847	423
Commercial real estate	347	347	(41)	4,607	5,368
Total real estate	2,229	2,229	(464)	6,819	7,268
Real estate construction:
One-to-four family residential construction	392	392	(145)	376	387
Commercial real estate	72	72	(12)	203	302
Total real estate construction	464	464	(157)	579	689
Home equity	224	224	(171)	288	294
Total noncovered loans with an allowance recorded	2,917	2,917	(792)	7,686	8,251
Covered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	63	63	—	32	215
Commercial real estate	3,027	2,548	—	2,560	2,641
Total real estate	3,090	2,611	—	2,592	2,856
Commercial real estate construction	508	248	—	263	481
Home equity	633	85	—	100	157
Commercial business and leases	10	10	—	8	425
Total covered loans with no related allowance	4,241	2,954	—	2,963	3,919
Total impaired loans	$20,401	$18,007	$(792)	$20,224	$21,941

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

At December 31, 2012, the unpaid principal balance for purposes of this table includes $2.4 million that was partially charged-off but not forgiven. Interest income recorded on impaired loans was immaterial during the three and nine months ended September 30, 2013 and 2012.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of September 30, 2013 and December 31, 2012 (in thousands):

	September 30, 2013
	Allowance for Loan Losses				Recorded Investment
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total
Noncovered loans
Real estate	$339	$4,310	$—	$4,649	$8,788	$227,775	$—	$236,563
Construction	60	1,275	—	1,335	781	49,340	—	50,121
Consumer	118	1,232	—	1,350	487	31,317	1,104	32,908
Commercial business	—	461	—	461	232	23,155	—	23,387
Total noncovered	517	7,278	—	7,795	10,288	331,587	1,104	342,979
Covered loans
Real estate	—	729	1,020	1,749	2,217	19,867	29,329	51,413
Construction	—	76	49	125	223	845	2,810	3,878
Consumer	—	111	222	333	34	4,653	4,533	9,220
Commercial business	—	121	460	581	—	2,542	3,487	6,029
Total covered	—	1,037	1,751	2,788	2,474	27,907	40,159	70,540
Total	$517	$8,315	$1,751	$10,583	$12,762	$359,494	$41,263	$413,519

	December 31, 2012
	Allowance for Loan Losses				Recorded Investment
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total
Noncovered loans
Real estate	$464	$4,715	$—	$5,179	$13,165	$234,136	$—	$247,301
Construction	157	809	—	966	869	32,641	—	33,510
Consumer	171	1,627	—	1,798	658	33,437	1,590	35,685
Commercial business	—	668	—	668	361	17,173	—	17,534
Total noncovered	792	7,819	—	8,611	15,053	317,387	1,590	334,030
Covered loans
Real estate	—	704	1,452	2,156	2,611	21,725	35,741	60,077
Construction	—	179	295	474	248	1,857	3,312	5,417
Consumer	—	281	278	559	85	5,263	5,893	11,241
Commercial business	—	169	559	728	10	3,832	8,867	12,709
Total covered	—	1,333	2,584	3,917	2,954	32,677	53,813	89,444
Total	$792	$9,152	$2,584	$12,528	$18,007	$350,064	$55,403	$423,474

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

Activity in the allowance for loan losses by portfolio segment for the three months ended September 30, 2013 and 2012 was as follows (in thousands):

	As of June 30, 2013	Provisions	Charge-Offs	Recoveries	As of September 30, 2013
Noncovered loans
Real estate	$5,054	$(395)	$(16)	$6	$4,649
Construction	1,175	121	(18)	57	1,335
Consumer	1,404	(75)	(26)	47	1,350
Commercial business	392	68	—	1	461
Total noncovered loans	8,025	(281)	(60)	111	7,795
Covered loans
Real estate	1,844	(5)	(94)	4	1,749
Construction	184	(621)	(52)	614	125
Consumer	272	(11)	(7)	79	333
Commercial business	774	(52)	(165)	24	581
Total covered loans	3,074	(689)	(318)	721	2,788
Total	$11,099	$(970)	$(378)	$832	$10,583

	As of June 30, 2012	Provisions	Charge-Offs	Recoveries	As of September 30, 2012
Noncovered loans
Real estate	$5,311	$(165)	$(166)	$38	$5,018
Construction	840	126	—	2	968
Consumer	2,047	74	(190)	24	1,955
Commercial business	707	(35)	(2)	3	673
Total noncovered loans	8,905	—	(358)	67	8,614
Covered loans
Real estate	871	744	—	403	2,018
Construction	1,721	(1,439)	(12)	123	393
Consumer	665	188	(259)	—	594
Commercial business	458	612	(132)	31	969
Total covered loans	3,715	105	(403)	557	3,974
Total	$12,620	$105	$(761)	$624	$12,588

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

Activity in the allowance for loan losses by portfolio segment for the nine months ended September 30, 2013 and 2012 was as follows (in thousands):

	As of December 31, 2012	Provisions	Charge-Offs	Recoveries	As of September 30, 2013
Noncovered loans
Real estate	$5,179	$(448)	$(148)	$66	$4,649
Construction	966	319	(18)	68	1,335
Consumer	1,798	(533)	(95)	180	1,350
Commercial business	668	(209)	—	2	461
Total noncovered loans	8,611	(871)	(261)	316	7,795
Covered loans
Real estate	2,156	590	(1,101)	104	1,749
Construction	474	(1,158)	(129)	938	125
Consumer	559	(179)	(64)	17	333
Commercial business	728	65	(294)	82	581
Total covered loans	3,917	(682)	(1,588)	1,141	2,788
Total	$12,528	$(1,553)	$(1,849)	$1,457	$10,583

	As of December 31, 2011	Provisions	Charge-Offs	Recoveries	As of September 30, 2012
Noncovered loans
Real estate	$6,923	$(1,045)	$(912)	$52	$5,018
Construction	722	200	—	46	968
Consumer	2,097	307	(506)	57	1,955
Commercial business	205	538	(73)	3	673
Total noncovered loans	9,947	—	(1,491)	158	8,614
Covered loans
Real estate	1,056	(361)	(320)	1,643	2,018
Construction	2,201	(2,247)	(290)	729	393
Consumer	319	767	(492)	—	594
Commercial business	648	729	(489)	81	969
Total covered loans	4,224	(1,112)	(1,591)	2,453	3,974
Total	$14,171	$(1,112)	$(3,082)	$2,611	$12,588

Troubled Debt Restructuring (TDR).  The internal process used to assess whether a modification should be reported and accounted for as a TDR includes an assessment of the borrower's payment history, considering whether the borrower is in financial difficulty, whether a concession has been granted, and whether it is likely the borrower will be able to perform under the modified terms. The modification of the terms of such loans generally includes one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for the new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

TDRs totaled $8.2 million and $11.8 million at September 30, 2013 and December 31, 2012, respectively, and are included in the impaired loan disclosures in this footnote. Of these amounts, $340,000 and $338,000 were covered under loss sharing agreements with the FDIC at September 30, 2013 and December 31, 2012, respectively. The Company has allocated $485,000 of specific reserves to customers whose loan terms have

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

been modified in TDRs at September 30, 2013, compared to $676,000 at December 31, 2012. There were no commitments to lend additional amounts to customers with outstanding loans that are classified as TDRs.

Modifications to loans not accounted for as TDRs totaled $127,000 at September 30, 2013, of which $70,000 was in the noncovered loan portfolio. These loans were not considered to be TDRs because the borrower was not under financial difficulty at the time of the modification or extension. Extensions are made at market rates as evidenced by comparison to newly originated loans of generally comparable credit quality and structure.

The following table presents TDRs at September 30, 2013 and December 31, 2012 (in thousands):

	September 30, 2013			December 31, 2012
	Accrual Status	Nonaccrual Status	Total Modifications	Accrual Status	Nonaccrual Status	Total Modifications
Noncovered
One-to-four family residential	$1,253	$845	$2,098	$1,436	$732	$2,168
Multifamily residential	—	780	780	—	825	825
Commercial real estate	3,844	29	3,873	3,936	3,315	7,251
Total real estate	5,097	1,654	6,751	5,372	4,872	10,244
One-to-four family residential construction	—	529	529	59	571	630
Commercial and land development	—	185	185	—	124	124
Total real estate construction	—	714	714	59	695	754
Home equity	14	148	162	15	159	174
Automobile	—	5	5	—	—	—
Commercial business	9	223	232	10	305	315
Total noncovered TDRs	5,120	2,744	7,864	5,456	6,031	11,487
Covered
Commercial real estate	170	136	306	174	164	338
Home equity	—	34	34	—	—	—
Total covered TDRs	170	170	340	174	164	338
Total	$5,290	$2,914	$8,204	$5,630	$6,195	$11,825

During the nine months ended September 30, 2013, there were five new TDRs with pre-modification and post-modification balance of $218,000. Each involved an extension of a maturity, and, in four cases, a reduction in rate of between 1.0% and 2.0%. During the nine months ended September 30, 2012, there were fourteen new TDRs. The modifications, nine of which involved one customer relationship, involved extensions of the maturity dates by up to two years. None of the modifications involved a charge-off of a loan, although there are specific impairments on two of the loans totaling $290,000. During the three and nine months ended September 30, 2013 and 2012, the Company did not incur payment defaults on loans that had been modified within twelve months of those dates. A default on a TDR results in either a transfer to nonaccrual status or a charge-off.

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following table presents new TDRs during the nine months ended September 30, 2013 (dollars in thousands):

	Number of Contracts	Pre- Modification Balance	Post- Modification Balance
Noncovered loans
One-to-four family residential	2	$100	$100
Commercial and land development	1	77	77
Home equity	1	36	36
Automobile	1	5	5
Total	5	$218	$218

During the three and nine months ended September 30, 2013, there were no charge-offs on any TDRs.

The following table presents TDRs at September 30, 2013 which were performing according to agreement (dollars in thousands):

	September 30, 2013
	Number of Contracts	Recorded Investment
Noncovered loans
One-to-four family residential	13	$2,098
Multifamily residential	1	780
Commercial real estate	3	3,873
One-to-four family residential construction	4	529
Commercial and land development	6	185
Home equity	3	162
Automobile	1	5
Commercial business	2	232
Total noncovered	33	7,864
Covered loans
Commercial real estate	2	306
Home equity	1	34
Total covered	3	340
Total	36	$8,204

Purchased Credit Impaired Loans.  The Bank has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. At the acquisition date, management estimated the fair value of the acquired loan portfolios which represented the expected cash flows from the portfolio discounted at a market-based rate. Included in the estimate of fair value was a discount credit adjustment that reflected expected credit losses. In estimating the preliminary fair value, management calculated the contractual amount and timing of undiscounted principal and interest payments (the “undiscounted contractual cash flows”) and estimated the amount and timing of undiscounted expected principal and interest payments (the “undiscounted expected cash flows”). The amount by which the undiscounted expected cash flows exceed the estimated fair value (the “accretable yield”) is accreted into interest income over the life of the loans. The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the credit risk in the acquired loan and lease portfolio at the acquisition date.

The following table details activity of accretable yield for the periods shown (in thousands):

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Note 5 — Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Beginning balance of accretable yield	$12,126	$23,084	$15,004	$28,915
Changes in accretable yield due to:
Transfer from nonaccretable difference	1,214	(191)	5,792	4,541
Accretable yield recognized as interest income	(2,702)	(5,510)	(10,158)	(16,073)
Ending balance of accretable yield	$10,638	$17,383	$10,638	$17,383

The carrying amount of loans for which income is not being recognized on loans individually accounted for under ASC 310-30 totaled $1.6 million and $2.0 million at September 30, 2013 and December 31, 2012, respectively, which were purchased in the CFB Acquisition. The carrying amount of purchased credit impaired loans acquired in the CFB Acquisition totaled $2.0 million and $2.4 million at September 30, 2013 and December 31, 2012, respectively. At September 30, 2013, purchased credit impaired loans acquired in the LibertyBank Acquisition totaled $37.6 million.

The allowance for loan losses on loans accounted for under ASC 310-30 was $1.8 million and $2.6 million at September 30, 2013 and December 31, 2012, respectively. During the three months ended September 30, 2013 and 2012, provisions for loan losses on loans accounted for under ASC 310-30 totaled $34,000 and $486,000, respectively. Reductions in the allowance for loan losses on loans accounted for under ASC 310-30 due to increases in estimated cash flows totaled $240,000 and $28,000 during the three months ended September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2013 and 2012, provision for loan losses on loans accounted for under ASC 310-30 totaled $294,000 and $821,000, respectively. Reductions in the allowance for loan losses on loans accounted for under ASC 310-30 due to increases in estimated cash flows totaled $1.1 million and $521,000 during nine months ended September 30, 2013 and 2012, respectively.

Note 6 — Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The Company used the following methods and significant assumptions to estimate fair value:

Investments.  The fair values for investments are determined by quoted market prices, if available (Level 1). For investments where quoted prices are not available, fair values are calculated based on market prices of similar investments (Level 2).

Impaired Loans.  The fair value of impaired loans is generally based on recent collateral appraisals if the loan is collateral-based or on a cash flow analysis if repayment of the loan is generally dependent on the cash flow of the borrower. The collateral appraisals may utilize a single valuation approach or a combination of

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Note 6 — Fair Value Measurement  – (continued)

approaches including comparable sales and the income approach. Collateral appraisals on loans secured by one-to-four family residential properties are updated when the loan becomes 120 days past due, or earlier if circumstances indicate the borrower will be unable to repay the loan under the terms of the note. Additionally, appraisals are updated if the borrower requests a modification to their loan. On commercial real estate and multifamily loans, appraisals are updated upon a determination that the borrower will be unable to repay the loan according to the terms of the note or upon a notice of default, whichever is earlier. Appraisals are updated on all loan types immediately prior to a foreclosure sale and at least annually thereafter once the collateral title has been transferred to the Bank. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually adjustments to the sales price of the comparable properties, as deemed appropriate by the appraiser, based on the age, condition, location or general characteristics of the subject property. If the income approach is used by an appraiser, a discount rate or a “capitalization rate” is applied to estimated net operating income for the income producing property. This capitalization rate is applied to estimate the fair value of the property. Capitalization rates vary based on the type of property (e.g., office, warehouse, retail) and local market dynamics (e.g., population, employment, absorption or saturation of specific property types), among other factors.

Real Estate Owned.  Nonrecurring adjustments to certain commercial and residential real estate properties classified as REO are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. At least semi-annually, all REO is evaluated and the respective carrying balances are adjusted downward if warranted. Appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. These valuation techniques and adjustments are described in greater detail above under “Impaired Loans.” Management will typically discount appraised values by 8.5%, which is based on historical experience to estimate selling costs, when determining the fair value of REO.

The following table summarizes the Company’s financial assets that were measured at fair value on a recurring basis at September 30, 2013 and December 31, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
September 30, 2013
Investments available-for-sale:
Obligations of U.S. GSE	$—	$56,071	$—	$56,071
Obligations of states and political subdivisions	—	41,288	—	41,288
U.S. Treasury bonds	8,487	—	—	8,487
Mortgage-backed securities, GSE issued	—	307,936	—	307,936
Mortgage-backed securities, private label	—	244	—	244
December 31, 2012
Investments available-for-sale:
Obligations of U.S. GSE	$—	$57,660	$—	$57,660
Obligations of states and political subdivisions	—	40,890	—	40,890
Mortgage-backed securities, GSE issued	—	321,672	—	321,672
Mortgage-backed securities, private label	—	283	—	283

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Note 6 — Fair Value Measurement  – (continued)

Additionally, certain assets are measured at fair value on a non-recurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment. The following table summarizes the Company’s financial assets that were measured at fair value on a non-recurring basis at September 30, 2013, and December 31, 2012 (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
September 30, 2013
Impaired loans:
One-to-four family residential	$—	$—	$2,520	$2,520
Commercial and multifamily	—	—	2,775	2,775
Real estate construction	—	—	336	336
Home equity	—	—	128	128
Total impaired loans	—	—	5,759	5,759
REO:
Commercial and multifamily	—	—	341	341
Real estate construction	—	—	1,949	1,949
Total REO	—	—	2,290	2,290
Total impaired loans and REO at fair value	$—	$—	$8,049	$8,049
December 31, 2012
Impaired loans:
One-to-four family residential	$—	$—	$2,802	$2,802
Commercial and multifamily	—	—	3,359	3,359
Real estate construction	—	—	429	429
Home equity	—	—	173	173
Total impaired loans	—	—	6,763	6,763
REO:
One-to-four family residential	—	—	307	307
Commercial and multifamily	—	—	5,513	5,513
Real estate construction	—	—	2,950	2,950
Total REO	—	—	8,770	8,770
Total impaired loans and REO at fair value	$—	$—	$15,533	$15,533

At September 30, 2013, impaired loans, which are measured for impairment using the fair value of the collateral, had a carrying amount of $5.8 million, net of specific valuation allowances totaling $517,000. At December 31, 2012, impaired loans at fair value had a carrying amount of $6.8 million, net of specific allowances totaling $792,000. Included in the value of impaired loans presented above at September 30, 2013 was $4.0 million of loans that have been charged down to fair value. During the three months ended September 30, 2013 and 2012, the specific valuation allowance on impaired loans required a reduction of $10,000 and $268,000, respectively. During the nine months ended September 30, 2013 and 2012, the specific valuation allowance on impaired loans required a reduction of $275,000 and $367,000, respectively.

REO is recorded at estimated fair value less costs to sell and had a carrying amount of $2.3 million at September 30, 2013, which was comprised of the outstanding balance of $2.3 million, with no valuation allowance. At December 31, 2012, REO measured at fair value less costs to sell had a carrying value of $8.8 million, which was comprised of the outstanding balance of $8.8 million, with no valuation allowance. The provision for declines in the value of REO totaled $1,000 and $56,000 for the three months ended September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2013 and 2012, the

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Note 6 — Fair Value Measurement  – (continued)

provision for declines in the value of REO totaled $644,000 and $454,000, respectively. The provisions for the declines in the value of REO includes impairment on REO measured at fair value and REO properties sold during the periods.

The following tables present information as of September 30, 2013 and December 31, 2012, regarding significant unobservable inputs related to the Company’s material categories of Level 3 financial assets measured on a nonrecurring basis (dollars in thousands):

	September 30, 2013
	Fair Value	Valuation Technique	Unobservable Inputs	Range of Inputs	Weighted Average
Impaired loans – Commercial real estate and multifamily	$2,775	Sales comparison approach	Adjustment for differences between the comparable sales	(29.5)% - 20.2%	(11.1)%
		Income approach	Adjustment for differences in capitalization rates	7.0% - 9.0%	7.7
Impaired loans – Construction	336	Sales comparison approach	Adjustment for differences between the comparable sales	(11.8)% - 7.1%	(3.3)
REO – Commercial real estate	341	Sales comparison approach	Adjustment for differences between the comparable sales	(10.3)% - 24.8%	4.4
REO – Construction	1,949	Sales comparison approach	Adjustment for differences between the comparable sales	(1.8)% - 30.3%	12.0

	December 31, 2012
	Fair Value	Valuation Technique	Unobservable Inputs	Range of Inputs	Weighted Average
Impaired loans – Commercial real estate and multifamily	$3,359	Sales comparison approach	Adjustment for differences between the comparable sales	(14.8)% - 8.8%	(4.4)%
		Income approach	Adjustment for differences in capitalization rates	9.0% - 10.0%	9.2
Impaired loans – Construction	429	Sales comparison approach	Adjustment for differences between the comparable sales	1.9% - 12.7%	7.0
REO – Commercial real estate	5,513	Sales comparison approach	Adjustment for differences between the comparable sales	(15.2)% - 18.5%	(1.2)
		Income approach	Adjustment for differences in capitalization rates	8.0% - 8.8%	8.4
REO – Construction	2,950	Sales comparison approach	Adjustment for differences between the comparable sales	(39.3)% - 20.8%	(19.2)

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Fair Value Measurement  – (continued)

The estimated fair values of the Company’s financial instruments that are reported at amortized cost in the Company’s Consolidated Balance Sheets, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value at September 30, 2013 and December 31, 2012 were as follows (in thousands):

	September 30, 2013		December 31, 2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$102,269	$102,269	$115,529	$115,529
Accrued interest on cash and U.S. Treasury bonds	109	109	—	—
Level 2 inputs:
Accrued interest receivable on other investments	1,650	1,650	1,676	1,676
Level 3 inputs:
Loans receivable, net, excluding loans at fair value and leases	395,969	392,551	402,500	412,032
Accrued interest receivable on loans	1,093	1,093	1,100	1,100
FDIC indemnification receivable, net	6,129	2,243	10,846	3,893
Financial liabilities:
Level 1 inputs:
Demand and savings deposits	$653,457	$653,457	$641,646	$641,646
Advances by borrowers for taxes and insurance	1,334	1,334	490	490
Level 2 inputs:
Certificates of deposit	178,319	179,994	209,242	212,436
Accrued interest payable	127	127	167	167
Repurchase agreements	511	511	4,775	4,790

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents.  The carrying amount approximates fair value and are classified as Level 1.

Loans Receivable.  Fair values for all performing loans are estimated using a discounted cash flow analysis, utilizing interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. In addition, the fair value reflects the decrease in loan values as estimated in the allowance for loan losses calculation. Leases are excluded from the table above. The methods utilized to estimate the fair value of loans do not necessarily represent a liquidation price.

FDIC Indemnification Asset. Fair value is estimated using the net present value of estimated cash flows resulting in a Level 3 classification.

Accrued Interest Receivable.  The carrying amount approximates fair value resulting in a Level 1, 2 or 3 classification, consistent with the underlying assets.

Deposits.  The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date resulting in a Level 1 classification. The fair value of fixed-maturity certificates of deposit are estimated using discounted cash flow analysis using the rates currently offered for deposits of similar remaining maturities resulting in a Level 2 classification.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Fair Value Measurement  – (continued)

Repurchase Agreements.  The fair value of these borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made resulting in a Level 2 classification.

Advances by Borrowers for Taxes and Insurance.  The carrying amount approximates fair value as it is the amount payable on the reporting date resulting in a Level 1 classification.

Accrued Interest Payable.  The carrying amount approximates fair value.

Off-Balance Sheet Instruments.  Fair values of off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the borrower’s credit standing. The fair value of the fees at September 30, 2013 and December 31, 2012 were insignificant.

Note 7 — FDIC Indemnification Receivable

Activity in the FDIC indemnification receivable for the three and nine months ended September 30, 2013 and 2012, was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Beginning balance	$7,359	$18,370	$10,846	$23,676
Amounts (received from) paid to the FDIC	337	(1,855)	492	(2,932)
FDIC indemnification provision and impairment, net	(1,812)	(2,944)	(6,175)	(9,222)
Increase in estimated losses	245	453	966	2,502
Ending balance	$6,129	$14,024	$6,129	$14,024

For estimated losses on covered assets purchased in the CFB Acquisition, amounts receivable from the FDIC have been estimated at 80% of losses on covered assets (acquired loans and REO) up to $34.0 million. Reimbursable losses in excess of $34.0 million have been estimated at 95% of the amount recoverable from the FDIC. For estimated losses on covered assets purchased in the LibertyBank Acquisition, amounts receivable from the FDIC have been estimated at 80% of losses on all covered assets.

Note 8 — Subsequent Events

On October 23, 2013, the Company announced that it entered into an Agreement and Plan of Merger (“Cascade Agreement”) with Cascade Bancorp (“Cascade”), whereby the Company will be merged into Cascade and the Bank will be merged into Cascade's subsidiary, Bank of the Cascades. The Company previously announced on September 24, 2013, that it entered into an Agreement and Plan of Merger (“Banner Agreement”) with Banner Corporation (“Banner”). Subject to the terms of the Banner Agreement, the Board of Directors of the Company determined the Cascade Agreement constituted a Superior Proposal. On October 23, 2013, immediately prior to the execution of the Cascade Agreement, the Company terminated the Banner Agreement and paid Banner a Reduced Termination Fee (as defined in the Banner Agreement) of $3.0 million. The Reduced Termination Fee will be recorded by the Company as a noninterest expense during the quarter ending December 31, 2013. The Cascade Agreement is subject to approval by the shareholders of Cascade and the Company, approval by the appropriate regulatory agencies, and other customary terms and conditions as described in the Cascade Agreement. The Cascade Agreement was filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K/A on November 8, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Home Federal Bancorp, Inc. and Subsidiary
Nampa, Idaho

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. and Subsidiary (the Company) as of December 31, 2012 and September 30, 2011, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Federal Bancorp, Inc. and Subsidiary as of December 31, 2012 and September 30, 2011, and the results of its operations and its cash flows for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Home Federal Bancorp, Inc. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 14, 2013

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2012	September 30, 2011
ASSETS
Cash and equivalents	$115,529	$190,734
Investments available-for-sale, at fair value	420,505	380,847
FHLB stock, at cost	17,401	17,717
Loans and leases receivable, net of allowance for loan and lease losses of $12,528 and $14,365	409,846	468,213
Loans held for sale	—	2,088
Accrued interest receivable	2,776	2,800
Property and equipment, net	29,057	32,743
Bank owned life insurance	15,938	12,848
Real estate owned and other repossessed assets	10,386	23,438
FDIC indemnification receivable, net	10,846	33,863
Core deposit intangible	2,523	3,246
Other assets	13,813	8,691
TOTAL ASSETS	$1,048,620	$1,177,228
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposit accounts:
Noninterest-bearing demand	$142,207	$141,040
Interest-bearing demand	248,836	251,347
Money market	167,202	177,183
Savings	83,401	79,640
Certificates	209,242	310,299
Total deposit accounts	850,888	959,509
Advances by borrowers for taxes and insurance	490	1,333
Accrued interest payable	167	249
Deferred compensation	6,149	5,797
Repurchase agreements	4,775	4,892
Other liabilities	6,366	10,794
Total liabilities	868,835	982,574
STOCKHOLDERS’ EQUITY
Serial preferred stock, $.01 par value; 10,000,000 authorized; issued and outstanding: none	—	—
Common stock, $.01 par value; 90,000,000 authorized; issued and outstanding:
Dec. 31, 2012 – 17,512,997 issued; 14,453,399 outstanding
Sep. 30, 2011 – 17,512,197 issued; 16,057,434 outstanding	145	161
Additional paid-in capital	131,934	147,057
Retained earnings	46,337	48,886
Unearned shares issued to employee stock ownership plan	(6,823)	(7,615)
Accumulated other comprehensive income	8,192	6,165
Total stockholders’ equity	179,785	194,654
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,048,620	$1,177,228

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Interest and dividend income:
Loans and leases	$40,058	$13,374	$41,981	$30,739
Securities	8,861	2,092	8,508	6,467
Other interest and dividends	230	100	578	328
Total interest and dividend income	49,149	15,566	51,067	37,534
Interest expense:
Deposits	3,811	1,212	6,791	7,202
FHLB advances and borrowed funds	71	21	2,277	3,153
Total interest expense	3,882	1,233	9,068	10,355
Net interest income	45,267	14,333	41,999	27,179
Provision for loan losses	(1,765)	(474)	11,396	10,300
Net interest income after provision for loan losses	47,032	14,807	30,603	16,879
Noninterest income:
Service charges and fees	8,653	2,246	9,823	9,157
Gain on sale of loans	1	181	849	648
Gain on sale of securities	1,971	590	607	98
Increase in cash surrender value of BOLI	488	102	412	423
FDIC indemnification recovery (provision)	(1,807)	(515)	9,313	1,276
Bargain purchase gain	—	—	—	3,209
Accretion (impairment) of FDIC indemnification asset	(10,856)	(4,667)	(4,989)	1,428
Prepayment penalty on borrowings	—	—	(2,007)	—
Other	895	433	1,037	440
Total noninterest income	(655)	(1,630)	15,045	16,679
Noninterest expense:
Compensation and benefits	24,054	5,866	28,135	20,562
Occupancy and equipment	6,176	1,477	6,897	4,693
Data processing	3,945	1,023	4,243	3,742
Advertising	776	145	1,122	1,223
Postage and supplies	987	287	1,252	848
Professional services	2,351	535	3,204	2,411
Insurance and taxes	2,158	708	3,294	2,213
Amortization of intangibles	564	160	725	136
Provision for REO	736	482	1,414	3,195
Other	1,767	333	3,223	1,820
Total noninterest expense	43,514	11,016	53,509	40,843

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(In thousands, except share and per share data)

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Income (loss) before income taxes	2,863	2,161	(7,861)	(7,285)
Income tax provision (benefit)	1,061	785	(3,232)	(2,889)
Income (loss) before extraordinary item	1,802	1,376	(4,629)	(4,396)
Extraordinary gain on acquisition, less tax of $0, $0, $0 and $195	—	—	—	305
Net income (loss)	$1,802	$1,376	$(4,629)	$(4,091)
Earnings (loss) per common share before extraordinary item:
Basic	$0.12	$0.09	$(0.30)	$(0.28)
Diluted	0.12	0.09	(0.30)	(0.28)
Earnings (loss) per common share:
Basic	$0.12	$0.09	$(0.30)	$(0.26)
Diluted	0.12	0.09	(0.30)	(0.26)
Weighted average number of shares outstanding:
Basic	14,292,815	14,991,807	15,511,545	15,513,850
Diluted	14,297,987	14,991,807	15,511,545	15,513,850
Dividends declared per share:	$0.35	$0.055	$0.22	$0.22

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Comprehensive income (loss)
Net income (loss)	$1,802	$1,376	$(4,629)	$(4,091)
Other comprehensive income (loss):
Change in unrealized holding gain on securities available-for-sale, net of taxes of $2,183, $106, $1,537 and $49, respectively	3,424	166	2,582	82
Adjustment for realized gains, net of taxes of $(768), $(230), $(236) and $(38), respectively	(1,203)	(360)	(371)	(60)
Other comprehensive income (loss)	2,221	(194)	2,211	22
Comprehensive income (loss)	$4,023	$1,182	$(2,418)	$(4,069)

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Unearned Shares Issued to ESOP	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at October 1, 2009	16,698,168	$167	$150,782	$64,483	$(9,699)	$3,932	$209,665
Restricted stock issued, net of forfeitures	(25,607)	—					—
ESOP shares committed to be released			444		1,042		1,486
Exercise of stock options	15,000	—	161				161
Share-based compensation			1,279				1,279
Dividends paid ($0.22 per share)				(3,450)			(3,450)
Tax adjustments for equity comp. plans			16				16
Net loss				(4,091)			(4,091)
Other comprehensive income						22	22
Balance at September 30, 2010	16,687,561	167	152,682	56,942	(8,657)	3,954	205,088
Restricted stock issued, net of forfeitures	26,169	—					—
ESOP shares committed to be released			190		1,042		1,232
Exercise of stock options	51,886	1	541				542
Share-based compensation			855				855
Stock repurchase	(708,182)	(7)	(7,413)				(7,420)
Dividends paid ($0.22 per share)				(3,427)			(3,427)
Tax adjustments for equity comp. plans			202				202
Net loss				(4,629)			(4,629)
Other comprehensive income						2,211	2,211
Balance at September 30, 2011	16,057,434	161	147,057	48,886	(7,615)	6,165	194,654
Restricted stock issued, net of forfeitures	(2,597)	—					—
ESOP shares committed to be released			1		34		35
Share-based compensation			126				126
Stock repurchase	(390,131)	(4)	(3,905)				(3,909)
Dividends paid ($0.055 per share)				(819)			(819)
Tax adjustments for equity comp. plans			1				1
Net income				1,376			1,376
Other comprehensive income (loss)						(194)	(194)
Balance at December 31, 2011	15,664,706	157	143,280	49,443	(7,581)	5,971	191,270

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Continued)
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Unearned Shares Issued to ESOP	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Restricted stock issued, net of forfeitures	39,836	—	(37)				(37)
ESOP shares committed to be released			53		758		811
Exercise of stock options	800	1	8				9
Share-based compensation			1,009				1,009
Stock repurchase	(1,251,943)	(13)	(12,330)				(12,343)
Dividends paid ($0.35 per share)				(4,908)			(4,908)
Tax adjustments for equity comp. plans			(49)				(49)
Net income				1,802			1,802
Other comprehensive income						2,221	2,221
Balance at December 31, 2012	14,453,399	$145	$131,934	$46,337	$(6,823)	$8,192	$179,785

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,802	$1,376	$(4,629)	$(4,091)
Adjustments to reconcile net income (loss) to cash provided from operating activities:
Depreciation and amortization	3,022	767	2,476	2,172
Amortization of core deposit intangible	564	160	725	136
Accretion (impairment) of FDIC indemnification receivable	10,856	4,667	4,989	(1,428)
Net amortization of premiums and discounts on investments	5,746	1,916	5,718	950
Gain on sale of securities available-for-sale (AFS)	(1,971)	(590)	(607)	(98)
(Gain) loss on sale of fixed assets and repossessed assets	(533)	(328)	(479)	497
Bargain purchase gain	—	—	—	(3,209)
ESOP shares committed to be released	811	35	1,232	1,486
Share based compensation expense	1,009	126	855	1,279
Provision for loan losses	(1,765)	(474)	11,396	10,300
Valuation allowance on real estate and other property owned	736	482	1,414	3,195
Accrued deferred compensation expense, net	278	74	214	323
Net deferred loan fees	(773)	(11)	37	(821)
Deferred income tax benefit	(3,917)	(2,510)	(7,400)	(3,371)
Net gain on sale of loans	(1)	(181)	(849)	(648)
Proceeds from sale of loans held for sale	1	4,930	31,089	27,585
Originations of loans held for sale	—	(2,662)	(27,194)	(31,209)
Net increase in value of bank owned life insurance	(488)	(102)	(412)	(423)
Change in assets and liabilities:
Interest receivable	80	(57)	(106)	939
Other assets	(2,537)	2,980	(2,381)	(1,264)
Interest payable	(52)	(30)	(382)	(628)
Other liabilities	(1,103)	(3,089)	51	(168)
Net cash provided from operating activities	11,765	7,479	15,757	1,504
CASH FLOWS FROM INVESTING ACTIVITIES:
Principal repayments, maturities and calls of securities AFS	108,980	44,905	119,701	61,797
Proceeds from sales of securities AFS	100,808	27,423	28,172	2,735
Purchase of securities AFS	(230,554)	(93,002)	(255,139)	(136,492)
Proceeds from redemption of FHLB stock	316	—	—	—
Reimbursement of loan losses under loss share agreement	2,290	5,063	35,009	22,800
Net decrease in loans	40,830	14,974	120,263	60,961
Loans purchased	(8,289)	—	—	—

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Net cash received from acquisition	—	—	—	373,103
Proceeds from sales of fixed assets and repossessed assets	18,353	8,488	25,367	17,161
Purchases of property and equipment	(803)	(179)	(8,309)	(9,826)
Purchases of bank-owned life insurance	—	(2,500)	—	—
Net cash provided from investing activities	31,931	5,172	65,064	392,239
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits	(55,211)	(53,410)	(230,153)	(7,765)
Net (decrease) increase in advances by borrowers for taxes and insurance	132	(975)	(3,325)	3,526
Repayment of FHLB borrowings	—	—	(58,852)	(25,155)
Net (decrease) increase in securities sold under obligation to repurchase	(139)	21	(3,878)	5,413
Proceeds from exercise of stock options	9	—	542	161
Repurchases of common stock	(12,343)	(3,909)	(7,420)	—
Dividends paid	(4,908)	(819)	(3,427)	(3,450)
Net cash used by financing activities	(72,460)	(59,092)	(306,513)	(27,270)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(28,764)	(46,441)	(225,692)	366,473
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	144,293	190,734	416,426	49,953
CASH AND CASH EQUIVALENTS, END OF PERIOD	$115,529	$144,293	$190,734	$416,426
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$3,934	$1,263	$9,450	$10,277
Income taxes	8,349	3,800	159	430
NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of real estate and other assets in settlement of loans	$10,038	$3,881	$21,214	$24,659
Fair value adjustment to securities AFS, net of taxes	2,221	(194)	2,211	22

See accompanying notes.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Nature of Business and Reorganization.  Home Federal Bancorp, Inc. (the Company), was formed as the new stock holding company for Home Federal Bank (the Bank) in connection with the Company’s conversion from a mutual holding company structure to a stock holding company structure, which was completed on December 19, 2007 (Conversion). Prior to the completion of the Conversion, the Bank was the subsidiary of Home Federal Bancorp, Inc., a federally-chartered stock mid-tier holding company (old Home Federal Bancorp), which was a subsidiary of Home Federal MHC, a federally-chartered mutual holding company. The Bank formed Home Federal MHC in December 2004. As a result of the Conversion, Home Federal MHC and old Home Federal Bancorp ceased to exist and were replaced by the Company as the successor to old Home Federal Bancorp.

As part of the Conversion, a total of 9,384,000 new shares of the Company were sold at $10 per share in subscription, community and syndicated community offerings through which the Company received proceeds of approximately $87.8 million, net of offering costs of approximately $5.9 million. The Company contributed $48.0 million or approximately 50% of the net proceeds to the Bank in the form of a capital contribution. The Company loaned $8.2 million to the Bank’s Employee Stock Ownership Plan (ESOP) and the ESOP used those funds to acquire 816,000 shares of the Company’s common stock at $10 per share. As part of the Conversion, shares of outstanding common stock of old Home Federal Bancorp were exchanged for 1.136 shares of the Company’s common stock. No fractional shares were issued. Instead, cash was paid to stockholders at $10 per share for any fractional shares that would otherwise be issued. The exchange resulted in an additional 852,865 outstanding shares of the Company for a total of 17,325,901 outstanding shares as of the closing of the Conversion, after giving effect to the redemption of fractional shares.

Additionally, on May 31, 2011, the Bank converted to an Idaho-chartered commercial bank, and as a result, the Company reorganized as a bank holding company. Previously, the Company was a federally-chartered savings and loan holding company and the Bank was a federal savings bank.

The Bank was founded in 1920 as a building and loan association and reorganized as a federal mutual savings and loan association in 1936. The Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market areas. The Bank’s primary business is attracting deposits from the general public and using these funds to originate loans.

Home Federal Bank currently has operations in three distinct market areas: Boise, Idaho, and the surrounding area known as the Treasure Valley region of southwestern Idaho, which includes Ada, Canyon, Elmore, and Gem counties; the Tri-County Region of Central Oregon including the counties of Deschutes, Crook and Jefferson; and Western Oregon including Lane, Josephine, Jackson, & Multnomah counties. In total the Company operates 28 full-service banking offices, two loan production offices, two administrative locations, and provides its customers with Internet banking services.

Until recently, Home Federal Bank had five wholly-owned subsidiaries. Three of them were dissolved in September 2012: Idaho Home Service Corporation, Liberty Funding Inc. and Liberty Insurance Services, Inc. Prior to the dissolutions, all three were inactive. Commercial Equipment Lease Corporation (CELC) was purchased in connection with the July 30, 2010, acquisition of LibertyBank in Eugene, Oregon, (the LibertyBank Acquisition) and specializes in commercial leasing activities. Community First Real Estate, LLC, was purchased in connection with the August 7, 2009, acquisition of Community First Bank in Prineville, Oregon (the CFB Acquisition). See Note 2 for additional information regarding these acquisitions.

Change in Year End.  In January 2012, we announced the change in the Company's fiscal year end from September 30 to December 31, effective January 1, 2012. As a result, the Company's current fiscal year comprises the twelve months ended December 31, 2012. Our previous fiscal year ended September 30, 2011. Consequently, we filed a transition report on Form 10-QT for the three month period ended December 31, 2011, and have included disclosures and narrative related to that transition period in this Form 10-K.

Principles of Consolidation.  The consolidated financial statements of the Company include the accounts of the Company, the Bank and its wholly-owned subsidiaries, Idaho Home Service Corporation, Liberty Funding

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Inc., Liberty Insurance Services, Inc., CELC and Community First Real Estate LLC. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates.  To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses (including the evaluation of impaired loans and the associated provision for loan losses), accounting for acquired loans and covered assets, the valuation of noncovered real estate owned, as well as deferred income taxes and the associated income tax expense.

Management believes that the allowance for loan losses reflects the best estimate of probable incurred losses inherent in the loan portfolio at the balance sheet dates presented and that the valuation of real estate and other repossessed assets (REO) and computation of deferred taxes are proper. While management uses currently available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Cash Flows.  Cash and cash equivalents include cash, deposits with other financial institutions with original maturities of less than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

The Company is required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve in cash on hand. The amount of this required reserve balance was $1.8 million and $3.4 million at December 31, 2012, and September 30, 2011, respectively.

Investments.  Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized gains and losses reported in other comprehensive income, net of taxes. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Federal Home Loan Bank (FHLB) Stock.  As a member of the FHLB of Seattle, the Bank is required to maintain a minimum level of investment in capital stock of the FHLB based on specific percentages of its outstanding FHLB advances, total assets and mortgages. The Bank’s investment in FHLB of Seattle stock is

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carried at par value ($100 per share), which reasonably approximates its fair value. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. FHLB stock is restricted as to purchase, sale, and redemption.

Loans Held for Sale.  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loan commitments related to the origination of mortgage loans held for sale and the corresponding sales contracts are considered derivative instruments as defined by Accounting Standards Codification (ASC) 815, Derivatives and Hedging. If material, these derivatives are recognized on the Consolidated Balance Sheets in other assets and other liabilities at fair value.

Loans.  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Consumer loans are typically charged off no later than 120 days past due. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Purchased Loans.  In connection with the acquisitions discussed in Note 2, the Bank purchased loans of failed banks, some of which have shown evidence of credit deterioration since origination. These purchased loans are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.

Loans purchased in the CFB Acquisition were accounted for under Statement of Accounting Standard No. 141, which has since been superseded by ASC 805, and under the guidance of ASC 310-30. An allowance for loan losses was recorded on loans purchased in the CFB Acquisition that did not show evidence of credit deterioration on the acquisition date. Loans purchased in the CFB Acquisition that are accounted for under ASC 310-30 were not aggregated into pools of loans but are accounted for individually.

The LibertyBank Acquisition was accounted for under ASC 805 and all related purchased loans are accounted for under ASC 310-30. Such purchased loans are aggregated into pools of loans based on common risk characteristics such as credit risk and loan type. The Company estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Allowance for Loan Losses.  The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of

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a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance for loan losses on noncovered originated loans consists of specific reserves allocated to individually reviewed loans and general reserves on all other noncovered originated loans. Valuation deficiencies on noncovered originated loans in process of foreclosure are treated as “Loss” under the Bank’s credit grading process and the loan balance is reduced to the estimated net recoverable value, which removes the specific reserve previously recorded. The Bank records a general allowance on loans purchased in the CFB Acquisition that are not accounted for under ASC 310-30. Loans purchased in the CFB Acquisition that are accounted for under ASC 310-30 are partially charged down to the estimated net recoverable value if estimated losses exceed the fair value discount established on the acquisition date. Lastly, an allowance for loans purchased in the LibertyBank Acquisition is not established unless the net present value of cash flows expected to be received for loans in the acquired loan pools become impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Loans accounted for under ASC 310-30 are not considered impaired loans.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Nonhomogeneous loans, such as commercial and multifamily, construction and commercial business loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and one-to-four family residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted primarily by current economic factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the last one to three years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

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•	Real Estate: Real estate loans include loans secured by one-to-four family residential, multifamily residential, and commercial real estate properties. The Bank historically originated both fixed-rate loans and adjustable-rate loans in our residential lending program. Generally, these loans were originated to meet the requirements of Fannie Mae and Freddie Mac for sale in the secondary market to investors. The Bank generally underwrote our one-to-four family loans based on the applicant’s employment, debt to income levels, credit history and the appraised value of the subject property, and the Bank would lend up to 80% of the lesser of the appraised value or purchase price for one-to-four family residential loans. In situations where the Bank granted a loan with a loan-to-value ratio in excess of 80%, the borrower was generally required to purchase private mortgage insurance in order to reduce the exposure to 80% or less of the collateral value. The Bank required borrowers to obtain title and hazard insurance, and flood insurance, if necessary, in an amount equal to the regulatory maximum. Beginning in December 2011, the Bank ceased the origination of one-to-four family loans for sale in the secondary market. Rather, the Bank refers nearly all of residential mortgage loan applications to a third party originator that underwrites and closes the mortgage funding for the Bank’s clients.

Multifamily and commercial real estate loans typically have higher loan balances, are more difficult to evaluate and monitor, and involve a greater degree of risk than one-to-four family residential loans. Often payments on loans secured by multifamily or commercial properties are dependent on the successful operation and management of the property; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. The Bank generally requires loan guarantees from financially-capable parties based upon the review of personal financial statements. If the borrower is a corporation, the Bank generally requires personal guarantees from the corporate principals based upon a review of their personal financial statements and individual credit reports. Commercial real estate loans are primarily secured by office and warehouse space, professional buildings, retail sites, multifamily residential buildings, industrial facilities and restaurants located in our primary market areas. The maximum loan-to-value ratio for commercial and multifamily real estate loans is generally 75% for both purchases and refinances. The Bank obtains appraisals of all properties securing commercial and multifamily real estate loans from independent fee appraisers approved by the Bank.

•	Real Estate Construction: All builder/borrower loans are underwritten to the same standards as other commercial loan credits, requiring liquid working capital, sufficient net worth and established cash reserves to carry projects through construction completion and sale of the project. The maximum loan-to-value ratio on both pre-sold and speculative projects is generally 80%. The Bank originates construction and site development loans to contractors and builders primarily to finance the construction of single-family homes and subdivisions, which homes typically have an average price ranging from $150,000 to $400,000. Loans to finance the construction of single-family homes and subdivisions are generally offered to experienced builders in the Bank's primary market areas. The maximum loan-to-value limit applicable to construction and site development loans is 80% and 70%, respectively, of the appraised market value upon completion of the project. Maturity dates for residential construction loans are largely a function of the estimated construction period of the project, and generally do not exceed 36 months for residential subdivision development loans.
•	Consumer Loans: Consumer loans, including home equity loans and lines of credit, savings account loans, automobile loans, recreational vehicle loans and personal unsecured loans entail greater risk than do residential first-lien mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles, and in second-lien loans such as home equity lines of credit in markets where residential property values have declined significantly since fiscal year 2007. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often

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does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment when allowed by law. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. Home equity loans and lines of credit have greater credit risk than one-to-four family residential mortgage loans because they are secured by mortgages subordinated to the existing first mortgage on the property.
•	Commercial Business Loans: Commercial business loans include lines of credit and term loans and are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investment. Commercial business loans typically have shorter terms to maturity than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. The Bank focuses on small- to medium-sized, privately-held companies with local or regional businesses that operate in the Bank’s market area. The Bank’s commercial business lending policy includes credit file documentation and analysis of the borrower’s background, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower’s past, present and future cash flows is also an important aspect of the credit analysis, as repayment of commercial business loans is generally dependent on the cash flows of the borrower. Generally, personal guarantees are required on commercial business loans. Commercial business loans also include equipment finance agreements for the purchase of personal property, business equipment and titled vehicles and construction equipment. Generally these agreements have terms of 60 months or less and the lessee is granted title to the collateral at the end of the term.
•	Leases: The Company also has leases on personal property and business assets. At the end of the lease term, the collateral is returned to CELC and the Bank, at which point the collateral is sold through a nationwide network of brokers. These leases entail many of the same types of risks as the Bank's commercial business loans. As with commercial business loans, the collateral securing leases may depreciate over time, may be difficult to appraise and may fluctuate in value. The Bank relies on the lessee’s continuing financial stability, rather than the value of the leased equipment, for the repayment of all required amounts under lease loans. In the event of a default on a lease, it is unlikely that the proceeds from the sale of the leased equipment will be sufficient to satisfy the outstanding unpaid amounts under the terms of the loan.

The allowance for loan losses on loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (FDIC) are reported gross of amounts to be recovered from the FDIC. The provision for loan losses is also recorded gross of amounts recoverable from the FDIC. The amount of the provision for loan losses on covered loans that is expected to be recovered from the FDIC is recorded as an increase to the FDIC indemnification asset with a corresponding increase in noninterest income.

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Concentrations of Credit Risk.  The Bank accepts deposits and grants credit primarily within the Treasure Valley region of southwestern Idaho, the tri-county region of central Oregon, and western Oregon. The Bank grants consumer, residential, commercial, and construction real estate loans, and is not dependent on any industry or group of clients. The Bank has a diversified loan portfolio, however, a substantial portion of its loans are real estate-related. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area. The Bank also regularly monitors real-estate related loans that include terms that may give rise to a concentration of credit risk, including high loan-to-value loans and interest-only construction loans.

Transfers of Financial Assets.  Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets.  Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. The carrying amount of REO was $10.4 million and $23.4 million at December 31, 2012 and September 30, 2011, respectively. Covered REO totaled $6.1 million and $16.2 million at December 31, 2012 and September 30, 2011, respectively.

Property and Equipment.  Properties and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvements, whichever is less. Depreciation and amortization are generally computed using the straight-line method for financial statement purposes over the following estimated useful lives and lease periods:

Buildings and leasehold improvements	15 – 40 years
Furniture, equipment and automobiles	3 – 12 years

The normal costs of maintenance and repairs are charged to expense as incurred.

Bank Owned Life Insurance.  The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

FDIC Indemnification Asset.  Under the terms of the loss sharing agreements with the FDIC, which is a significant component of the acquisitions discussed in Note 2, the FDIC will absorb most of the losses and certain related expenses and share in loss recoveries on loans, leases and REO covered under the loss share agreements. The FDIC indemnification asset is measured separately from each of the covered asset categories. The indemnification asset represents the present value of the estimated cash payments expected to be received from the FDIC for future losses on covered assets based on the credit adjustment estimated for each covered asset and the loss sharing percentages. These cash flows are discounted at a market-based rate to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The FDIC indemnification asset will be reduced as losses are recognized on covered assets and loss sharing payments are received from the FDIC. Realized losses in excess of acquisition date estimates will increase the FDIC indemnification asset and the indemnifiable loss recovery is recorded in noninterest income. Conversely, if realized losses are less than acquisition date estimates, the FDIC indemnification asset will be reduced by a charge to earnings and is included with accretion (impairment) of FDIC indemnification asset in noninterest income.

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Intangible Assets.  Intangible assets acquired in a purchase business combination with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets on the Company’s Consolidated Balance Sheets consist of a core deposit intangible asset arising from whole bank acquisitions. The core deposit intangible is initially measured at fair value and then is amortized on an accelerated method over the estimated useful life, which has been estimated to be 10 years. The original amount of core deposit intangibles was $4.1 million, with a balance at December 31, 2012 of $2.5 million.

The following table shows estimated amortization expense (in thousands):

Amount
Fiscal years ended December 31,
2013	$461
2014	377
2015	308
2016	280
2017	306
Thereafter	791
Total	$2,523

Income Taxes.  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company analyzed its tax positions, including the permanent and temporary differences as well as the major components of income and expense, and determined that it had no uncertain tax positions that would rise to the level of having a material effect on its Consolidated Financial Statements at December 31, 2012, and September 30, 2011.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income.  Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, which are also recognized as separate components of equity.

Advertising Costs.  Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, was $776,000, $145,000, $1.1 million and $1.2 million respectively.

Stock-Based Compensation.  Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

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Retirement Plans.  Employee 401(k) plan expense equals the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Employee Stock Ownership Plan.  The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share.  Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Loss Contingencies.  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Fair Value of Financial Instruments.  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments.  While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial services operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications.  Certain reclassifications have been made to prior year’s financial statements in order to conform to the current year presentation. The reclassifications had no effect on previously reported net income or equity.

Recent Accounting Pronouncements.  In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts. The new guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance is expected to impact financial statement.

In October 2012, the FASB issued ASU 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. ASU 2012-06 addresses the diversity in practice about how to interpret the terms “on the same basis” and “contractual limitations” when subsequently measuring an indemnification

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asset. This ASU was effective for fiscal years and interim periods beginning on or after December 15, 2012. This ASU is not expected to have a significant impact on the Company’s Consolidated Financial Statements at the date of adoption.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (International Financial Reporting Standards).  This ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and will be applied prospectively beginning in the period of adoption. The amendments change the wording used to describe requirements for measuring fair value under U.S. GAAP to be more consistent with IFRSs. The adoption of this ASU did not have a material effect on the Company’s Consolidated Financial Statements.

Note 2 — Acquisitions

On August 7, 2009, the Bank entered into an agreement with the FDIC and acquired certain assets and assumed certain liabilities of Community First Bank, a full service community bank that was formerly headquartered in Prineville, Oregon. The CFB Acquisition consisted of assets with a preliminary estimated fair value of $189.8 million and liabilities with a preliminary estimated fair value of $174.5 million on the acquisition date. Through the CFB Acquisition, the Bank acquired a wholly-owned subsidiary, Community First Real Estate LLC, which owned three of the Bank’s full-service banking offices in Central Oregon.

On July 30, 2010, the Bank entered into an agreement with the FDIC and acquired certain assets and assumed certain liabilities of LibertyBank, a full service community bank that was formerly headquartered in Eugene, Oregon (the LibertyBank Acquisition). The results of operations for fiscal year 2010 and beyond include the impact of the LibertyBank Acquisition from the acquisition date of July 30, 2010. The LibertyBank Acquisition consisted of assets with a preliminary estimated fair value of $690.6 million and liabilities with a preliminary estimated fair value of $688.6 million on the acquisition date. Through the LibertyBank Acquisition, the Bank acquired three wholly-owned subsidiaries, two of which were inactive with no business activities and were dissolved in September 2012. The third subsidiary was CELC, which engages in the business of equipment lease financing. Leases are generally for terms of five years or less. Equipment financing agreements, or financing leases, are reported as commercial loans in the Company’s balance sheet. Other leases are included in loans, but reported separately in the accompanying footnotes.

In addition to the assets purchased and liabilities assumed in both acquisitions, the Bank and the FDIC entered into loss sharing agreements. These agreements cover realized losses and certain expenses on nearly all of the loans (“covered loans”) and foreclosed real estate purchased in the acquisitions (together “covered assets”). Under the agreements, the FDIC will reimburse the Bank for 80% of the first $34.0 million of realized losses and reimbursable expenses on covered assets and 95% on realized losses and reimbursable expenses that exceed $34.0 million on covered assets from the CFB Acquisition. The FDIC will reimburse the Bank for 80% of the losses and reimbursable expenses on covered assets from the LibertyBank Acquisition. Consumer loans purchased in the LibertyBank Acquisition that were not secured by real estate (such as automobile and deposit secured loans) are excluded from the loss sharing agreements. The FDIC shares in any recoveries on covered assets at the same rates as the loss sharing provisions.

Reimbursable losses covered by the loss sharing agreements include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by the Bank. The loss sharing agreements and recovery provisions for one-to-four family loans is in effect for 10 years from the acquisition dates. For all other covered loans and leases, the loss sharing agreements and recovery provisions are in effect for five years and eight years, respectively. The reimbursable losses from the FDIC are based on the book value of the relevant loans and foreclosed assets as determined by the FDIC as of the dates of the acquisitions. The expected reimbursements under the loss sharing agreements were recorded as an indemnification asset at their estimated fair value on the acquisition date.

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Note 2 — Acquisitions  – (continued)

The FDIC indemnification asset is measured separately from each of the covered asset categories. The indemnification asset represents the present value of the estimated cash payments expected to be received from the FDIC for losses on covered assets based on the credit adjustment estimated for each covered asset and the loss sharing percentages. These cash flows are discounted at a market-based rate to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The discount applied to the FDIC indemnification asset was between 6.25% and 7.00% during the year ended December 31, 2012, the three months ended December 31, 2011 and the year ended September 30, 2011.

In September 2020, approximately 10 years following the LibertyBank Acquisition date, the Bank is required to make a payment to the FDIC in the event that losses on covered assets under the loss share agreements have been less than the intrinsic loss estimate, which was determined by the FDIC prior to the Acquisition. The payment amount will be 50% of the excess, if any, of (i) 20% of the Total Intrinsic Loss Estimate of $60.0 million, which equals $12.0 million, less the sum of the following:

•	20% of the Net Loss Amount, which is the sum of all loss amounts on covered assets less the sum of all recovery amounts realized. This amount is not yet known;
•	25% of the asset premium (discount). This amount is ($7.5) million; and
•	3.5% of the total covered assets under the loss share agreements. This amount is $10.1 million.

The Company has estimated the minimum level of losses to avoid a true-up provision payment to the FDIC to be $46.7 million. The maximum amount of the true-up provision is $4.7 million, if there are no losses in the covered loan portfolio. At December 31, 2012, and September 30, 2011, the Company accrued $528,000 and $497,000, respectively, as the estimated true-up provision based on realized losses since the date of the LibertyBank Acquisition. The loss sharing agreements under the CFB Acquisition does not require the Company to make a true-up payment.

Based upon the acquisition date preliminary fair values estimate of the net assets acquired, no goodwill was recorded in either transaction. The CFB Acquisition was accounted for under Statement of Financial Accounting Standard (SFAS) No. 141 and resulted in a pre-tax gain of $25.0 million, which was classified as an extraordinary gain in the Company’s Consolidated Statement of Operations for the year ended September 30, 2009, net of income taxes. Due to the difference in tax bases of the assets acquired and liabilities assumed, the Company recorded a deferred tax liability of $9.7 million, resulting in an after-tax gain of $15.3 million. The LibertyBank Acquisition was accounted for under ASC 805 and a bargain purchase gain of $3.2 million was recorded in other income in the Company’s Consolidated Statement of Operations for the year ended September 30, 2010. The tax liability associated with the bargain purchase gain from the LibertyBank Acquisition was $1.3 million at the acquisition date.

The determination of the initial fair value of loans purchased in the acquisitions and the initial fair value of the related FDIC indemnification asset involved a high degree of judgment and complexity. The carrying value of the acquired loans and the FDIC indemnification asset reflected management’s best estimate of the amount to be realized on each of these assets. However, the amount the Company realizes on these assets could differ materially from the carrying value reflected in these financial statements, based upon the timing of collections on the acquired loans in future periods. Because of the loss sharing agreements with the FDIC on these assets, the Company does not expect to incur any excessive losses. To the extent the actual values realized for the acquired loans are different from the estimates, the FDIC indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC.

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Note 2 — Acquisitions  – (continued)

In its assumption of the deposit liabilities, the Company believed that the customer relationships associated with these deposits have intangible value. The Company applied ASC 350, Intangibles — Goodwill and Other, which prescribes the accounting for goodwill and other intangible assets, such as core deposit intangibles. The Company determined the fair value of a core deposit intangible asset was approximately $2.1 million in the CFB Acquisition and $4.1 million in the LibertyBank Acquisition. In accordance with the provisions of SFAS No. 141, the Company allocated the excess of fair value of net assets acquired over cost to the fair value of the core deposit intangible asset in the CFB Acquisition, thus reducing the carrying value of the intangible asset to zero. At December 31, 2012, the $2.5 million core deposit intangible reported on the Company’s balance sheet relates to the LibertyBank Acquisition. In determining the valuation of this intangible asset, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships.

A summary of the net assets purchased in the LibertyBank Acquisition and the estimated fair value adjustments were as follows at the acquisition date (in thousands):

Estimated Fair Values at July 31, 2010
Assets
Cash and equivalents	$59,158
Cash due from FDIC	313,944
Investments available-for-sale	34,719
Covered loans and leases	192,023
Other loans, not covered	5,572
FHLB stock	7,391
Covered real estate owned	15,242
Core deposit intangible	4,107
FDIC indemnification asset	56,694
Other assets	1,728
Total assets acquired	690,578
Liabilities
Deposits	682,569
FHLB advances	1,066
Other liabilities	3,735
Deferred tax liability due to bargain purchase gain	1,251
Total liabilities assumed	688,621
Net assets acquired	$1,957

The operating results of the Company for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, include the operating results of the acquired assets and assumed liabilities since the acquisition dates of July 30, 2010 for the LibertyBank Acquisition. Due primarily to the significant amount of fair value adjustments and the loss sharing agreements included in the acquisitions, historical results of LibertyBank are not believed to be relevant to the Company’s results; therefore, pro forma information is not presented herein.

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Note 3 — Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The Company used the following methods and significant assumptions to estimate fair value:

Investments.  The fair values for investments are determined by quoted market prices, if available (Level 1). For investments where quoted prices are not available, fair values are calculated based on market prices of similar investments (Level 2).

Impaired Loans.  The fair value of impaired loans is generally based on recent appraisals if the loan is collateral-based or on a cash flow analysis if repayment of the loan is generally dependent on the cash flow of the borrower. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraisals on loans secured by one-to-four family residential properties are updated when the loan becomes 120 days past due, or earlier if circumstances indicate the borrower will be unable to repay the loan under the terms of the note. Additionally, appraisals are updated if the borrower requests a modification to their loan. On commercial real estate and multifamily loans, appraisals are updated upon a determination that the borrower will be unable to repay the loan according to the terms of the note or upon a notice of default, whichever is earlier. Appraisals are updated on all loan types immediately prior to a foreclosure sale and at least annually thereafter once the collateral title has been transferred to the Bank. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually adjustments to the sales price of the comparable properties, as deemed appropriate by the appraiser, based on the age, condition, location or general characteristics of the subject property. If the income approach is used by an appraiser, a discount rate or a “capitalization rate” is applied to estimated net operating income for the income producing property. This capitalization rate is applied to estimate the fair value of the property. Capitalization rates vary based on the type of property (e.g., office, warehouse, retail) and local market dynamics (e.g., population, employment, absorption or saturation of specific property types), among other factors.

Real Estate Owned (REO).  Nonrecurring adjustments to certain commercial and residential real estate properties classified as REO are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. At least semi-annually, all REO is evaluated and the respective carrying balances are adjusted downward if warranted. Appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. These valuation techniques and adjustments are described in greater detail above under “Impaired Loans.” Management will typically discount appraised values by 8.5%, which is based on historical experience to estimate selling costs, when determining the fair value of REO.

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Note 3 — Fair Value Measurement  – (continued)

The following table summarizes the Company’s financial assets that were measured at fair value on a recurring basis at December 31, 2012 and September 30, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2012
Investments available-for-sale:
Obligations of U.S. GSE	$—	$57,660	$—	$57,660
Obligations of states and political subdivisions	—	40,890	—	40,890
Mortgage-backed securities, GSE issued	—	321,672	—	321,672
Mortgage-backed securities, private label	—	283	—	283
September 30, 2011
Investments available-for-sale:
Obligations of U.S. GSE	$—	$82,303	$—	$82,303
Obligations of states and political subdivisions	—	15,605	—	15,605
Corporate note, FDIC-guaranteed	—	1,011	—	1,011
Mortgage-backed securities, GSE issued	—	281,603	—	281,603
Mortgage-backed securities, private label	—	325	—	325

Additionally, certain assets are measured at fair value on a non-recurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment. The following table summarizes the Company’s financial assets that were measured at fair value on a non-recurring basis at December 31, 2012 and September 30, 2011 (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2012
Impaired loans:
One-to-four family residential	$—	$—	$2,802	$2,802
Commercial and multifamily	—	—	3,359	3,359
Real estate construction	—	—	429	429
Home equity	—	—	173	173
Total impaired loans	—	—	6,763	6,763
REO:
One-to-four family residential	—	—	307	307
Commercial and multifamily	—	—	5,513	5,513
Real estate construction	—	—	2,950	2,950
Total REO	—	—	8,770	8,770
Total impaired loans and REO at fair value	$—	$—	$15,533	$15,533

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Note 3 — Fair Value Measurement  – (continued)

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
September 30, 2011
Impaired loans:
One-to-four family residential	$—	$—	$3,060	$3,060
Commercial and multifamily	—	—	5,853	5,853
Real estate construction	—	—	1,071	1,071
Home equity	—	—	183	183
Consumer	—	—	15	15
Commercial business	—	—	67	67
Total impaired loans	—	—	10,249	10,249
REO:
One-to-four family residential	—	—	1,250	1,250
Commercial and multifamily	—	—	4,354	4,354
Real estate construction	—	—	5,098	5,098
Total REO	—	—	10,702	10,702
Total impaired loans and REO at fair value	$—	$—	$20,951	$20,951

At December 31, 2012, impaired loans, which are measured for impairment using the fair value of the collateral, had a carrying amount of $6.8 million, net of specific valuation allowances totaling $792,000. At September 30, 2011, impaired loans at fair value had a carrying amount of $10.2 million, net of specific allowances totaling $1.4 million. Included in the value of impaired loans presented above at December 31, 2012 is $4.8 million of loans that have been charged down to fair value. There was no net provision on noncovered loans during the year ended December 31, 2012 and the three months ended December 31, 2011. Provisions for loan losses associated with impaired loans measured at fair value totaled $8.4 million for the year ended September 30, 2011 and $7.0 million for the year ended September 30, 2010.

REO is recorded at estimated fair value less costs to sell and had a carrying amount of $8.8 million at December 31, 2012, which is comprised of the outstanding balance of $8.8 million, with no valuation allowance. At September 30, 2011, REO measured at fair value less costs to sell had a carrying value of $10.7 million, which is made up of the outstanding balance of $10.7 million, with no valuation allowance. The provision for declines in the value of REO totaled $736,000, $482,000, $1.4 million and $3.2 million for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, respectively, before offsetting amounts recoverable from the FDIC under loss sharing agreements. The provisions for the declines in the value of REO includes impairment on REO measured at fair value and REO properties sold during the periods.

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Note 3 — Fair Value Measurement  – (continued)

The following table presents information as of December 31, 2012 about significant unobservable inputs related to the Company’s material categories of Level 3 financial assets measured on a nonrecurring basis (in thousands):

	Fair Value	Valuation Technique	Unobservable Inputs	Range of Inputs	Weighted Average
Impaired loans – Commercial real estate and multifamily	$3,359	Sales comparison approach	Adjustment for differences between the comparable sales	(14.8)% – 8.8%	(4.4)%
		Income approach	Adjustment for differences in capitalization rates	9.00% – 10.00%	9.2
Impaired loans – Construction	429	Sales comparison approach	Adjustment for differences between the comparable sales	1.9% – 12.7%	7.0
REO – Commercial real estate	5,513	Sales comparison approach	Adjustment for differences between the comparable sales	(15.2)% – 18.5%	(1.2)
		Income approach	Adjustment for differences in capitalization rates	8.00% – 8.75%	8.4
REO – Construction	2,950	Sales comparison approach	Adjustment for differences between the comparable sales	(39.3)% – 20.8%	(19.2)

The estimated fair values of the Company’s financial instruments that are reported at amortized cost in the Company’s Consolidated Balance Sheets, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value at December 31, 2012 and September 30, 2011 were as follows (in thousands):

	December 31, 2012		September 30, 2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$115,529	$115,529	$190,734	$190,734
Level 2 inputs:
Accrued interest receivable on investments	1,676	1,676	1,570	1,570
Level 3 inputs:
Loans held for sale	—	—	2,088	2,088
Loans receivable, net, excluding loans at fair value and leases	402,500	412,032	465,392	474,899
Accrued interest receivable on loans	1,100	1,100	1,230	1,230
FDIC indemnification receivable, net	10,846	10,846	33,863	33,863
Financial liabilities:
Level 1 inputs:
Demand and savings deposits	$641,646	$641,646	$649,210	$649,210
Advances by borrowers for taxes and insurance	490	490	1,333	1,333
Level 2 inputs:
Certificates of deposit	209,242	212,436	310,299	315,492
Accrued interest payable	167	167	249	249
Repurchase agreements	4,775	4,790	4,892	4,977

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Note 3 — Fair Value Measurement  – (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents.  The carrying amount approximates fair value and are classified as Level 1.

FHLB Stock.  The determination of fair value of FHLB stock was impractical due to restrictions on the transferability of the stock.

Loans Receivable.  Fair values for all performing loans are estimated using a discounted cash flow analysis, utilizing interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. In addition, the fair value reflects the decrease in loan values as estimated in the allowance for loan losses calculation. Leases are excluded from the table above. The methods utilized to estimate the fair value of loans do not necessarily represent a liquidation price.

FDIC Indemnification Asset.  Carrying value approximates fair value as the receivable is recorded at the net present value of estimated cash flows resulting in a Level 3 classification.

Accrued Interest Receivable.  The carrying amount approximates fair value resulting in a Level 2 and 3 classification.

Deposits.  The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date resulting in a Level 1 classification. The fair value of fixed-maturity certificates of deposit are estimated using discounted cash flow analysis using the rates currently offered for deposits of similar remaining maturities resulting in a Level 2 classification.

Repurchase Agreements.  The fair value of these borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made resulting in a Level 2 classification.

Advances by Borrowers for Taxes and Insurance.  The carrying amount approximates fair value as it is the amount payable on the reporting date resulting in a Level 1 classification.

Accrued Interest Payable.  The carrying amount approximates fair value.

Off-Balance Sheet Instruments.  Fair values of off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the borrower’s credit standing. The fair value of the fees at December 31, 2012 and September 30, 2011 were insignificant.

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Note 4 — Investments

The Company’s investment policies are designed to provide and maintain adequate liquidity and to generate favorable rates of return without incurring undue interest rate or credit risk, and generally limit investments to mortgage-backed securities, securities issued by U.S. Government-sponsored enterprises (GSE), municipal bonds, certificates of deposit and marketable corporate debt obligations. Investments available-for-sale consisted of the following at December 31, 2012 and September 30, 2011 (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Percent of Total
December 31, 2012
Obligations of U.S. GSE	$56,179	$1,481	$—	$57,660	13.7%
Obligations of states and political subdivisions	38,932	2,009	(51)	40,890	9.7
Mortgage-backed securities, GSE-issued	311,690	10,116	(134)	321,672	76.5
Mortgage-backed securities, private label	287	—	(4)	283	0.1
Total	$407,088	$13,606	$(189)	$420,505	100.0%
September 30, 2011
Obligations of U.S. GSE	$81,751	$581	$(29)	$82,303	21.6%
Obligations of states and political subdivisions	14,855	750	—	15,605	4.1
Corporate note, FDIC-guaranteed	1,008	3	—	1,011	0.3
Mortgage-backed securities, GSE-issued	272,765	8,908	(70)	281,603	73.9
Mortgage-backed securities, private label	369	—	(44)	325	0.1
Total	$370,748	$10,242	$(143)	$380,847	100.0%

For the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, proceeds from sales of investments available-for-sale amounted to $100.8 million, $27.4 million, $28.2 million and $2.7 million, respectively. Gross realized gains for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010 were $2.0 million, $590,000, $607,000 and $105,000, respectively. Gross realized losses for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010 were $0, $0, $0 and $7,000 respectively. All gain and losses were included in other noninterest income on the Consolidated Statements of Operations.

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Note 4 — Investments  – (continued)

The fair value of investments with unrealized losses, the amount of unrealized losses and the length of time these unrealized losses existed as of December 31, 2012 and September 30, 2011, were as follows (in thousands):

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2012
Obligations of states and political subdivisions	$6,117	$(51)	$—	$—	$6,117	$(51)
Mortgage-backed securities, GSE-issued	20,461	(131)	114	(3)	20,575	(134)
Mortgage-backed securities, private label	—	—	283	(4)	283	(4)
Total	$26,578	$(182)	$397	$(7)	$26,975	$(189)
September 30, 2011
Obligations of U.S. GSE	$8,159	$(22)	$2,454	$(7)	$10,613	$(29)
Mortgage-backed securities, GSE-issued	13,654	(70)	10	—	13,664	(70)
Mortgage-backed securities, private label	—	—	325	(44)	325	(44)
Total	$21,813	$(92)	$2,789	$(51)	$24,602	$(143)

Management has evaluated these investments and has determined that the decline in the value is not other than temporary and not related to the underlying credit quality of the issuers or an industry specific event. The declines in value are on investments that have contractual maturity dates and future principal payments that will be sufficient to recover the current amortized cost of the investments. The Company does not have the intent to sell these investments and it is likely that it will not be required to sell these investments before their anticipated recovery.

The contractual maturities of investments available-for-sale at the dates indicated are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

	December 31, 2012		September 30, 2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$14,136	$14,206	$8,401	$8,421
Due after one year through five years	7,051	7,280	53,779	54,058
Due after five years through ten years	20,719	21,908	8,827	9,229
Due after ten years	53,205	55,156	26,607	27,211
Mortgage-backed securities	311,977	321,955	273,134	281,928
Total	$407,088	$420,505	$370,748	$380,847

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Note 4 — Investments  – (continued)

As of December 31, 2012 and September 30, 2011, the Bank pledged investment securities for the following obligations (in thousands):

	December 31, 2012		September 30, 2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
FHLB borrowings	$23,482	$25,397	$36,752	$39,838
Federal Reserve Bank	1,166	1,222	1,986	2,128
Repurchase agreements	4,607	4,855	8,218	8,604
Deposits of municipalities and public units	9,871	10,573	17,329	18,191
Total	$39,126	$42,047	$64,285	$68,761

At December 31, 2012, our holdings of investments of any one issuer in an amount (at fair value) greater than 10% of stockholders’ equity were Fannie Mae ($206.2 million), Freddie Mac ($82.8 million), Ginnie Mae ($39.0 million) and the U.S. Small Business Administration ($33.0 million).

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses

Loans and leases receivable are summarized as follows at December 31, 2012 and September 30, 2011 (dollars in thousands):

	December 31, 2012		September 30, 2011
	Amount	Percent of Gross	Amount	Percent of Gross
Real estate:
One-to-four family residential	$87,833	20.8%	$125,640	26.0%
Multifamily residential	34,377	8.1	18,418	3.8
Commercial	185,132	43.8	205,929	42.6
Total real estate	307,342	72.7	349,987	72.4
Real estate construction:
One-to-four family residential	13,016	3.1	9,054	1.9
Multifamily residential	520	0.1	111	—
Commercial and land development	25,391	6.0	16,174	3.3
Total real estate construction	38,927	9.2	25,339	5.2
Consumer:
Home equity	41,793	9.9	48,901	10.1
Automobile	966	0.2	980	0.2
Other consumer	4,012	1.1	5,473	1.2
Total consumer	46,771	11.2	55,354	11.5
Commercial business	28,666	6.8	49,777	10.3
Leases	583	0.1	2,821	0.6
Gross loans	422,289	100.0%	483,278	100.0%
Deferred loan costs (fees), net	85		(700)
Allowance for loan losses	(12,528)		(14,365)
Loans receivable, net	$409,846		$468,213

The majority of residential mortgage loans are pledged as collateral for potential FHLB advances (see Note 9).

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Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following tables present loans at their recorded investment. Recorded investment includes the unpaid principal balance, net of purchase adjustments, plus accrued interest less charge offs and net deferred loan fees. Accrued interest on loans was approximately $1.1 million and $1.2 million at December 31, 2012 and September 30, 2011, respectively.

The following table presents the recorded investment in nonperforming loans and an aging of performing loans by class as of December 31, 2012 and September 30, 2011 (in thousands):

	December 31, 2012
	Nonperforming Loans
	Nonaccrual	Past Due 90 or More Days, Still Accruing	Total	Loans Delinquent 30 – 59 Days	Loans Delinquent 60 – 89 Days	Loans Not Past Due	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$3,240	$—	$3,240	$498	$217	$75,741	$79,696
Multifamily residential	825	—	825	—	—	30,228	31,053
Commercial real estate	3,727	—	3,727	—		132,825	136,552
Total real estate	7,792	—	7,792	498	217	238,794	247,301
Real estate construction:
One-to-four family residential	593	—	593	—	—	12,423	13,016
Multifamily residential	—	—	—	—	—	520	520
Commercial real estate	218	—	218	—	—	19,756	19,974
Total real estate construction	811	—	811	—	—	32,699	33,510
Consumer:
Home equity	643	—	643	31	7	30,979	31,660
Automobile	—	—	—	—	3	752	755
Other consumer	—	—	—	13	—	3,257	3,270
Total consumer	643	—	643	44	10	34,988	35,685
Commercial business	351	—	351	—	—	17,033	17,384
Leases	—	—	—	—	—	150	150
Total noncovered loans	9,597	—	9,597	542	227	323,664	334,030
Covered loans
Real estate:
One-to-four family residential	338	—	338	—	—	7,835	8,173
Multifamily residential	—	—	—	—	—	3,325	3,325
Commercial real estate	4,108	—	4,108	—		44,471	48,579
Total real estate	4,446	—	4,446	—	—	55,631	60,077
Commercial real estate construction	248	—	248	—	—	5,169	5,417

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	December 31, 2012
	Nonperforming Loans
	Nonaccrual	Past Due 90 or More Days, Still Accruing	Total	Loans Delinquent 30 – 59 Days	Loans Delinquent 60 – 89 Days	Loans Not Past Due	Total Loans
Consumer:
Home equity	85	—	85	30	—	10,164	10,279
Automobile	—	—	—	—	—	210	210
Other consumer	10	—	10	5	5	742	762
Total consumer	95	—	95	35	5	11,116	11,251
Commercial business	—	—	—	—	—	12,265	12,265
Leases	—	—	—	—	—	434	434
Total covered loans	4,789	—	4,789	35	5	84,615	89,444
Total gross loans	$14,386	$—	$14,386	$577	$232	$408,279	$423,474

	September 30, 2011
	Nonperforming Loans
	Nonaccrual	Past Due 90 or More Days, Still Accruing	Total	Loans Delinquent 30 – 59 Days	Loans Delinquent 60 – 89 Days	Loans Not Past Due	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$4,906	$—	$4,906	$38	$368	$104,964	$110,276
Multifamily residential	—	—	—	—	—	9,631	9,631
Commercial real estate	5,887	—	5,887	—		139,262	145,149
Total real estate	10,793	—	10,793	38	368	253,857	265,056
Real estate construction:
One-to-four family residential	474	—	474	—	—	7,631	8,105
Multifamily residential	—	—	—	—	—	111	111
Commercial real estate	774	—	774	—	—	5,827	6,601
Total real estate construction	1,248	—	1,248	—	—	13,569	14,817
Consumer:
Home equity	406	—	406	139	40	34,712	35,297
Automobile	—	—	—	—	—	678	678
Other consumer	—	—	—	8	4	4,396	4,408
Total consumer	406	—	406	147	44	39,786	40,383
Commercial business	498	—	498	—	—	7,792	8,290
Leases	—	—	—	—	—	283	283
Total noncovered loans	12,945	—	12,945	185	412	315,287	328,829

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	September 30, 2011
	Nonperforming Loans
	Nonaccrual	Past Due 90 or More Days, Still Accruing	Total	Loans Delinquent 30 – 59 Days	Loans Delinquent 60 – 89 Days	Loans Not Past Due	Total Loans
Covered loans
Real estate:
One-to-four family residential	648	—	648	—	60	14,759	15,467
Multifamily residential	1,393	—	1,393	—	—	7,394	8,787
Commercial real estate	6,927	—	6,927	271	—	53,581	60,779
Total real estate	8,968	—	8,968	271	60	75,734	85,033
Real estate construction:
One-to-four family residential	666	—	666	—	—	284	950
Commercial real estate	1,685	—	1,685	30	—	7,858	9,573
Total real estate construction	2,351	—	2,351	30	—	8,142	10,523
Consumer:
Home equity	57	—	57	303	—	13,405	13,765
Automobile	—	—	—	—	—	302	302
Other consumer	20	—	20	—	1	1,078	1,099
Total consumer	77	—	77	303	1	14,785	15,166
Commercial business	221	—	221	—	—	41,516	41,737
Leases	—	—	—	—	—	2,538	2,538
Total covered loans	11,617	—	11,617	604	61	142,715	154,997
Total gross loans	$24,562	$—	$24,562	$789	$473	$458,002	$483,826

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk classification ratings:

Watch.  A loan is categorized as watch if it possesses some reason for additional management oversight, such as correctable documentation deficiencies, recent financial setbacks, deteriorating financial position, industry concerns, and failure to perform on other borrowing obligations. Loans with this classification are to be monitored in an effort to correct deficiencies and upgrade the credit if warranted. At the time of this classification, they are not believed to expose the Company to significant risk.

Special Mention.  Performing loans that have developed minor credit weaknesses since origination are categorized as special mention. Evidence of credit weakness include the primary source of repayment has deteriorated and no longer meets debt service requirements as defined in Company policy, the borrower may have a short track record and little depth of management, inadequate current financial information, marginal capitalization, and susceptibility to negative industry trends. The primary source of repayment remains viable but there is increasing reliance on collateral or guarantor support.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

Substandard.  A loan is considered substandard if it is inadequately protected by the current net worth, liquidity and paying capacity of the borrower or collateral pledged. Substandard assets include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful.  Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

Loss.  This classification of loans includes loans that are considered uncollectible and of such little value that their continuance as an active asset is not warranted. This does not mean the loan has no salvage value, however, is neither desirable nor practical to defer writing off this asset at this time. Once a determination has been made that a loss exists, the loss amount will be charged-off. As a result, generally, the Company will not report loan balances as “Loss.”

Pass.  Loans not meeting the criteria above are considered to be pass rated loans. The pass classification also includes homogenous loans (such as one-to-four family residential and consumer loans) unless the borrower experiences a delinquency or requests a modification, at which point the loan is graded as specified above.

As of December 31, 2012 and September 30, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

	December 31, 2012
	Pass	Watch	Special Mention	Substandard	Doubtful	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$74,974	$603	$—	$4,119	$—	$79,696
Multifamily residential	30,073	—	39	941	—	31,053
Commercial real estate	91,684	11,477	11,456	21,935	—	136,552
Total real estate	196,731	12,080	11,495	26,995	—	247,301
Real estate construction:
One-to-four family residential	11,771	594	—	651	—	13,016
Multifamily residential	520	—	—	—	—	520
Commercial real estate	19,365	391	—	218	—	19,974
Total real estate construction	31,656	985	—	869	—	33,510
Consumer:
Home equity	30,901	116	—	643	—	31,660
Automobile	755	—	—	—	—	755
Other consumer	3,159	26	21	64	—	3,270
Total consumer	34,815	142	21	707	—	35,685
Commercial business	16,099	675	175	435	—	17,384
Leases	150	—	—	—	—	150
Total noncovered loans	279,451	13,882	11,691	29,006	—	334,030

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	December 31, 2012
	Pass	Watch	Special Mention	Substandard	Doubtful	Total Loans
Covered loans
Real estate:
One-to-four family residential	3,494	151	—	4,528	—	8,173
Multifamily residential	2,617	205	—	503	—	3,325
Commercial real estate	22,272	10,302	1,813	14,192	—	48,579
Total real estate	28,383	10,658	1,813	19,223	—	60,077
Commercial real estate construction	849	3,939	—	629	—	5,417
Consumer:
Home equity	10,024	109	—	146	—	10,279
Automobile	210	—	—	—	—	210
Other consumer	725	12	—	25	—	762
Total consumer	10,959	121	—	171	—	11,251
Commercial business	7,927	742	1,175	2,421	—	12,265
Leases	434	—	—	—	—	434
Total covered loans	48,552	15,460	2,988	22,444	—	89,444
Total gross loans	$328,003	$29,342	$14,679	$51,450	$—	$423,474

	September 30, 2011
	Pass	Watch	Special Mention	Substandard	Doubtful	Total Loans
Noncovered loans
Real estate:
One-to-four family residential	$104,459	$69	$—	$5,748	$—	$110,276
Multifamily residential	5,407	1,682	1,032	1,510	—	9,631
Commercial real estate	90,001	7,588	17,470	30,090	—	145,149
Total real estate	199,867	9,339	18,502	37,348	—	265,056
Real estate construction:
One-to-four family residential	5,198	2,181	—	726	—	8,105
Multifamily residential	—	—	111	—	—	111
Commercial real estate	4,488	—	643	1,470	—	6,601
Total real estate construction	9,686	2,181	754	2,196	—	14,817
Consumer:
Home equity	34,546	125	39	587	—	35,297
Automobile	672	6	—	—	—	678
Other consumer	4,228	103	48	29	—	4,408
Total consumer	39,446	234	87	616	—	40,383

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	September 30, 2011
	Pass	Watch	Special Mention	Substandard	Doubtful	Total Loans
Commercial business	7,204	220	381	485	—	8,290
Leases	283	—	—	—	—	283
Total noncovered loans	256,486	11,974	19,724	40,645	—	328,829
Covered loans
Real estate:
One-to-four family residential	4,848	788	1,971	7,860	—	15,467
Multifamily residential	6,046	1,136	170	1,435	—	8,787
Commercial real estate	24,407	2,060	12,005	22,307	—	60,779
Total real estate	35,301	3,984	14,146	31,602	—	85,033
Real estate construction:
One-to-four family residential	235	—	—	715	—	950
Commercial real estate	2,053	117	2,594	4,809	—	9,573
Total real estate construction	2,288	117	2,594	5,524	—	10,523
Consumer:
Home equity	13,222	474	—	69	—	13,765
Automobile	302	—	—	—	—	302
Other consumer	1,047	14	—	38	—	1,099
Total consumer	14,571	488	—	107	—	15,166
Commercial business	28,273	1,464	7,268	4,732	—	41,737
Leases	2,538	—	—	—	—	2,538
Total covered loans	82,971	6,053	24,008	41,965	—	154,997
Total gross loans	$339,457	$18,027	$43,732	$82,610	$—	$483,826

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due as scheduled according to the original terms of the agreement with the borrower. The following table summarizes impaired loans at December 31, 2012 and September 30, 2011 (in thousands):

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Impaired loans with related specific allowance	$2,917	$8,787	$6,617	$9,294
Impaired loans with no related allowance	15,090	13,355	10,825	6,197
Total impaired loans	$18,007	$22,142	$17,442	$15,491
Specific allowance on impaired loans	$792	$1,569	$1,360	$2,521
Average balance of impaired loans	21,153	19,796	23,495	20,824

As of December 31, 2012 and September 30, 2011, no loans contractually past due 90 days or more were accruing interest. Nonaccrual loans totaled $14.4 million and $24.6 million at December 31, 2012 and September 30, 2011, respectively. Interest income recognized on nonaccrual loans during the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010 was immaterial.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following table presents loans deemed impaired by class of loans as of and during the year ended December 31, 2012 (in thousands):

	December 31, 2012			Average Recorded Investment
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Year Ended December 31, 2012	Three Months Ended December 31, 2011
Noncovered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	$4,259	$3,620	$—	$3,923	$3,989
Commercial real estate	7,403	7,316	—	4,881	2,087
Total real estate	11,662	10,936	—	8,804	6,076
Real estate construction:
One-to-four family residential	317	259	—	325	119
Commercial real estate	146	146	—	121	637
Total real estate construction	463	405	—	446	756
Consumer:
Home equity	758	434	—	591	448
Automobile	—	—	—	18	13
Other consumer	—	—	—	6	9
Total consumer	758	434	—	615	470
Commercial business	360	361	—	379	463
Total noncovered loans with no related allowance	13,243	12,136	—	10,244	7,765
With an allowance recorded:
Real estate:
One-to-four family residential	1,057	1,057	(309)	1,393	1,701
Multifamily residential	825	825	(114)	504	—
Commercial real estate	347	347	(41)	4,363	5,082
Total real estate	2,229	2,229	(464)	6,260	6,783
Real estate construction:
One-to-four family residential	392	392	(145)	388	371
Commercial real estate	72	72	(12)	256	323
Total real estate construction	464	464	(157)	644	694
Home equity	224	224	(171)	280	226
Commercial business	—	—	—	—	—
Total noncovered loans with an allowance recorded	2,917	2,917	(792)	7,184	7,703
Covered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	63	63	—	185	407
Commercial real estate	3,027	2,548	—	2,622	2,752
Total real estate	3,090	2,611	—	2,807	3,159
Commercial real estate construction	508	248	—	434	867
Home equity	633	85	—	144	145
Commercial business and leases	10	10	—	340	157
Total covered loans with no related allowance	4,241	2,954	—	3,725	4,328
Total impaired loans	$20,401	$18,007	$(792)	$21,153	$19,796

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following table presents loans deemed impaired by class of loans as of and during the year ended September 30, 2011 (in thousands):

	September 30, 2011			Average Recorded Investment
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Year Ended September 30, 2011
Noncovered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	$3,756	$3,325	$—	$1,834
Commercial real estate	1,897	1,759	—	2,194
Total real estate	5,653	5,084	—	4,028
Real estate construction:
One-to-four family residential construction	196	98	—	159
Commercial real estate	2,065	643	—	1,046
Total real estate construction	2,261	741	—	1,205
Consumer:
Home equity	1,352	281	—	147
Commercial business	663	498	—	390
Total noncovered loans with no related allowance	9,929	6,604	—	5,770
With an allowance recorded:
Real estate:
One-to-four family residential	1,823	1,826	(412)	2,062
Commercial real estate	4,128	4,128	(602)	5,227
Total real estate	5,951	5,954	(1,014)	7,289
Real estate construction:
One-to-four family residential construction	375	375	(116)	1,094
Commercial real estate	139	139	(111)	405
Total real estate construction	514	514	(227)	1,499
Home equity	149	149	(119)	134
Commercial business	—	—	—	479
Total noncovered loans with an allowance recorded	6,614	6,617	(1,360)	9,401
Covered loans
With no related allowance recorded:
Real estate:
One-to-four family residential	604	377	—	342
Multifamily residential	—	—	—	659
Commercial real estate	3,525	2,796	—	5,312
Total real estate	4,129	3,173	—	6,313
Commercial real estate construction	1,801	869	—	1,637

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	September 30, 2011			Average Recorded Investment
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Year Ended September 30, 2011
Consumer:
Home equity	365	57	—	19
Other consumer	37	20	—	5
Total consumer	402	77	—	24
Commercial business and leases	132	102	—	350
Total covered loans with no related allowance	6,464	4,221	—	8,324
Total impaired loans	$23,007	$17,442	$(1,360)	$23,495

The following tables presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012 and September 30, 2011 (in thousands):

	December 31, 2012
	Allowance for Loan Losses			Recorded Investment
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality
Noncovered loans
Real estate	$464	$4,715	$—	$13,165	$234,136	$—
Construction	157	809	—	869	32,641	—
Consumer	171	1,627	—	658	33,437	1,590
Commercial business	—	668	—	361	17,173	—
Total noncovered	792	7,819	—	15,053	317,387	1,590
Covered loans
Real estate	—	704	1,452	2,611	21,725	35,741
Construction	—	179	295	248	1,857	3,312
Consumer	—	281	278	85	5,263	5,893
Commercial business	—	169	559	10	3,832	8,867
Total covered	—	1,333	2,584	2,954	32,677	53,813
Total	$792	$9,152	$2,584	$18,007	$350,064	$55,403

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

	September 30, 2011
	Allowance for Loan Losses			Recorded Investment
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality
Noncovered loans
Real estate	$1,014	$5,385	$—	$11,038	$254,018	$—
Construction	227	671	—	1,255	13,562	—
Consumer	119	1,522	—	430	37,577	2,376
Commercial business	—	287	—	498	8,075	—
Total noncovered	1,360	7,865	—	13,221	313,232	2,376
Covered loans
Real estate	—	1,674	—	3,173	29,307	52,553
Construction	—	698	1,871	869	3,092	6,562
Consumer	—	371	—	77	7,002	8,087
Commercial business	—	432	94	102	9,690	34,483
Total covered	—	3,175	1,965	4,221	49,091	101,685
Total	$1,360	$11,040	$1,965	$17,442	$362,323	$104,061

Activity in the allowance for loan losses for the year ended December 31, 2012 was as follows (in thousands):

	As of December 31, 2011	Provisions	Charge-Offs	Recoveries	As of December 31, 2012
Noncovered loans
Real estate	$6,923	$(939)	$(985)	$180	$5,179
Construction	722	192	—	52	966
Consumer	2,097	201	(582)	82	1,798
Commercial business	205	546	(95)	12	668
Total noncovered loans	9,947	—	(1,662)	326	8,611
Covered loans
Real estate	1,056	(652)	(319)	2,071	2,156
Construction	2,201	(2,373)	(298)	944	474
Consumer	319	762	(522)	—	559
Commercial business	648	498	(523)	105	728
Total covered loans	4,224	(1,765)	(1,662)	3,120	3,917
Total	$14,171	$(1,765)	$(3,324)	$3,446	$12,528

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

Activity in the allowance for loan losses for the three months ended December 31, 2011 was as follows (in thousands):

	As of September 30, 2011	Provisions	Charge-Offs	Recoveries	As of December 31, 2011
Noncovered loans
Real estate	$6,399	$847	$(366)	$43	$6,923
Construction	898	(1,260)	(3)	1,087	722
Consumer	1,641	495	(77)	38	2,097
Commercial business	287	(82)	—	—	205
Total noncovered loans	9,225	—	(446)	1,168	9,947
Covered loans
Real estate	1,674	(396)	(224)	2	1,056
Construction	2,569	(354)	(80)	66	2,201
Consumer	371	77	(129)	—	319
Commercial business	526	199	(81)	4	648
Total covered loans	5,140	(474)	(514)	72	4,224
Total	$14,365	$(474)	$(960)	$1,240	$14,171

Activity in the allowance for loan losses for the year ended September 30, 2011 was as follows (in thousands):

	As of September 30, 2010	Provisions	Charge-Offs	Recoveries	As of September 30, 2011
Noncovered loans
Real estate	$8,353	$15	$(2,401)	$432	$6,399
Construction	1,427	(465)	(668)	604	898
Consumer	1,655	1,594	(1,734)	126	1,641
Commercial business	470	(22)	(303)	142	287
Total noncovered loans	11,905	1,122	(5,106)	1,304	9,225
Covered loans
Real estate	2,311	2,854	(3,667)	176	1,674
Construction	448	6,385	(5,056)	792	2,569
Consumer	248	503	(404)	24	371
Commercial business	520	532	(902)	376	526
Total covered loans	3,527	10,274	(10,029)	1,368	5,140
Total	$15,432	$11,396	$(15,135)	$2,672	$14,365

Activity in the allowance for loan losses for the year ended September 30, 2010 was as follows (in thousands):

Beginning balance	$28,735
Provision for loan losses	10,300
Losses on loans charged-off	(14,707)
Recoveries on loans charged-off	314
Adjustment to original purchase accounting	(9,210)
Ending balance	$15,432

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Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

SFAS No. 141 permits an allocation period for the identification and valuation of assets and liabilities acquired in a business combination, usually lasting up to twelve months after the acquisition date. The identification and reclassification of loans subject to ASC 310-30 was also included in the allocation period review. During this allocation period, the Company identified additional loans purchased in the CFB Acquisition that were credit impaired on the date of acquisition resulting in a reclassification of the preliminary estimated losses from the allowance for loan losses to the net discount on estimated cash flows of credit impaired loans. Additionally, adjustments were made to the original preliminary loss estimates on loans that were not credit impaired on the date of acquisition. These adjustments and reclassifications of estimated losses resulted in the reduction of the allowance for loan losses of $9.2 million during the year ended September 30, 2010.

TDRs.  The internal process used to assess whether a modification should be reported and accounted for as a troubled debt restructuring (TDR) includes an assessment of the borrower's payment history, considering whether the borrower is in financial difficulty, whether a concession has been granted, and whether it is likely the borrower will be able to perform under the modified terms. The modification of the terms of such loans generally includes one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for the new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

TDRs totaled $11.8 million and $7.0 million at December 31, 2012 and September 30, 2011, respectively, and are included in the impaired loan disclosures in this footnote. Of these amounts, $338,000 and $440,000 were covered under loss sharing agreements with the FDIC at December 31, 2012 and September 30, 2011, respectively. The Company has allocated $676,000 of specific reserves to customers whose loan terms have been modified in TDRs at December 31, 2012, compared to $1.2 million at September 30, 2011. There were no commitments to lend additional amounts to customers with outstanding loans that are classified as TDRs.

Modifications to loans not accounted for as TDRs totaled $1.2 million at December 31, 2012, of which $409,000 was in the noncovered loan portfolio. These loans were not considered to be TDRs because the borrower was not under financial difficulty at the time of the modification or extension. Extensions are made at market rates as evidenced by comparison to newly originated loans of generally comparable credit quality and structure.

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Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following table presents TDRs at December 31, 2012 and September 30, 2011 (in thousands):

	December 31, 2012			September 30, 2011
	Accrual Status	Nonaccrual Status	Total Modifications	Accrual Status	Nonaccrual Status	Total Modifications
Noncovered loans
One-to-four family residential	$1,436	$732	$2,168	$244	$1,607	$1,851
Commercial real estate	3,936	3,315	7,251	—	4,128	4,128
Multifamily residential	—	825	825	—	—	—
Real estate construction	59	695	754	7	514	521
Home equity	15	159	174	17	54	71
Commercial business	10	305	315	—	—	—
Total noncovered TDRs	5,456	6,031	11,487	268	6,303	6,571
Covered loans
Commercial real estate	174	164	338	181	49	230
Real estate construction	—	—	—	—	210	210
Total covered TDRs	174	164	338	181	259	440
Total	$5,630	$6,195	$11,825	$449	$6,562	$7,011

During the three months ended December 31, 2011, there were seven new TDRs with a pre-modification balance of $2.6 million and a post-modification balance of $2.5 million. In each instance, the modification involved a reduction of the stated interest rate of the loan for periods ranging from six to 24 months. In one instance, the modification involved an extension of a maturity date by 27 months. One of the modification resulted in a partial charge-off of $56,000. During the three months ended December 31, 2011, we did not incur a payment default on a loan that had been modified within twelve months of that date. A default on a TDR results in either a transfer to nonaccrual status or a charge-off.

During the first quarter of 2012, there was one new TDR. The modification involved an extension of the loan term by twelve months and did not result in any charge-off or impairment. During the second quarter of 2012, there were 13 new TDRs, nine of which involve one customer relationship. For those nine loans, which include $897,000 of commercial and multifamily loans and $384,000 of construction loans, the modifications involved extensions of the maturity dates by two years. No charge-offs were recognized on those TDRs, although there were specific impairments on two of the loans totaling $290,000. There were no new TDRs during the remainder of 2012.

The following table presents new TDRs during the year ended December 31, 2012 (dollars in thousands).

	During the Year Ended December 31, 2012
	Number of Contracts	Pre- Modification Balance	Post- Modification Balance
Noncovered loans
One-to-four family residential	3	$861	$876
Commercial real estate	3	4,322	4,322
Real estate construction	8	828	778
Total	14	$6,011	$5,976

During the year ended December 31, 2012, we recognized partial charge-offs on two TDRs totaling $30,000.

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Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The following table presents TDRs at December 31, 2012 which were performing according to agreement (dollars in thousands):

	December 31, 2012
	Number of Contracts	Recorded Investment
Noncovered loans
One-to-four family residential	9	$1,699
Multifamily residential	4	7,251
Commercial real estate	1	825
Real estate construction	11	1,009
Home equity	3	175
Commercial business	2	315
Total noncovered	30	11,274
Covered loans
Commercial real estate	2	338
Total covered	2	338
Total	32	$11,612

Purchased Credit Impaired Loans.  The Bank has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. At the acquisition date, management estimated the fair value of the acquired loan portfolios which represented the expected cash flows from the portfolio discounted at a market-based rate. Included in the estimate of fair value was a discount credit adjustment that reflected expected credit losses. In estimating the preliminary fair value, management calculated the contractual amount and timing of undiscounted principal and interest payments (the “undiscounted contractual cash flows”) and estimated the amount and timing of undiscounted expected principal and interest payments (the “undiscounted expected cash flows”). The amount by which the undiscounted expected cash flows exceed the estimated fair value (the “accretable yield”) is accreted into interest income over the life of the loans. The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the credit risk in the acquired loan and lease portfolio at the acquisition date.

The following table details activity of accretable yield for the periods shown (in thousands):

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Years Ended September 30,
			2011	2010
Beginning balance of accretable yield	$28,915	$31,860	$35,163	$—
Changes in accretable yield due to:
Acquisition of loans	—	—	—	37,958
Transfer from nonaccretable difference	6,624	4,844	16,505	—
Accretable yield recognized as interest income	(20,535)	(7,789)	(19,808)	(2,795)
Ending balance of accretable yield	$15,004	$28,915	$31,860	$35,163

On July 30, 2010, the Bank consummated the LibertyBank Acquisition. At the acquisition date, management estimated the fair value of the acquired loan portfolio, excluding leases, to be $190.2 million, which represents the expected cash flows from the portfolio discounted at a market-based rate and includes leases with a preliminary estimated fair value of $7.4 million. After detailed review by management and competent independent third parties, loans acquired in the LibertyBank Acquisition that were placed on nonaccrual status,

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Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

designated as troubled debt restructurings prior to the acquisition, graded substandard or doubtful or exhibited other evidence of credit impairment since origination were grouped into 11 pools based on loan type, collateral and credit risk characteristics. The Company accounts for these loans with specifically-identified credit deficiencies under ASC 310-30. The preliminary estimated fair value of purchased loans with specifically-identified credit deficiencies in the LibertyBank Acquisition was $40.7 million on the date of acquisition.

All remaining loans purchased in the LibertyBank Acquisition were grouped into 11 pools with common risk characteristics, including loan type and collateral. These loans were then evaluated to determine estimated fair value as of the acquisition date. Although no specific credit deficiencies are specifically identifiable, management believes there is an element of risk as to whether all contractual cash flows will be eventually received. Factors that were considered included the poor economic environment both nationally and locally as well as the unfavorable real estate market particularly in Oregon and the Pacific Northwest. In addition, these loans were acquired from a failed financial institution which implies poor, or at least questionable, underwriting. Based on management’s preliminary estimate of fair value, each of these pools was assigned a discount credit adjustment that reflects expected credit losses. The Company applies ASC 310-30 accounting by analogy to these loans. Leases are excluded from the application of ASC 310-30.

In estimating the preliminary fair value, management calculated the contractual amount and timing of undiscounted principal and interest payments (the “undiscounted contractual cash flows”) and estimated the amount and timing of undiscounted expected principal and interest payments (the “undiscounted expected cash flows”). The amount by which the undiscounted expected cash flows exceed the estimated fair value (the “accretable yield”) is accreted into interest income over the life of the loans. The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the credit risk in the acquired loan and lease portfolio at the acquisition date.

In calculating expected cash flows, management made several assumptions regarding prepayments, collateral cash flows, the timing of defaults and the loss severity of defaults. Voluntary prepayment rates were applied to the principal balances. Other factors considered in determining the preliminary estimated fair value of acquired loans included loan level estimated cash flows, type of loan and related collateral, risk classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing and current discount rates.

The following table summarizes information regarding loans purchased in the LibertyBank Acquisition and accounted for under ASC 310-30 as of the July 30, 2010 acquisition date (in thousands):

Face value of loans at acquisition	$259,140
Acquisition date estimate of future cash flows to be collected	$228,147
Less: Preliminary estimated fair value	190,189
Acquisition date estimate of accretable yield	$37,958
Acquisition date contractual cash flows	$346,336
Less: Acquisition date estimate of future cash flows to be collected	228,147
Acquisition date nonaccretable difference	$118,188

The carrying amount of loans for which income is not being recognized on loans individually accounted for under ASC 310-30 totaled $2.0 million and $7.6 million at December 31, 2012 and September 30, 2011, respectively, which were purchased in the CFB Acquisition. The carrying amount of purchased credit impaired loans acquired in the CFB Acquisition totaled $2.4 million and $8.8 million at December 31, 2012 and September 30, 2011, respectively. At December 31, 2012, purchased credit impaired loans acquired in the LibertyBank Acquisition totaled $53.0 million.

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Note 5 – Loans and Leases Receivable and the Allowance for Loan Losses  – (continued)

The allowance for loan losses on loans accounted for under ASC 310-30 was $2.7 million and $2.1 million at December 31, 2012, and September 30, 2011, respectively. The provision for loan losses on loans accounted for under ASC 310-30 was $829,000, $399,000, $3.0 million, and $0, during the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and September 30, 2010, respectively. Reductions in the allowance for loan losses on loans accounted for under ASC 310-30 due to increases in estimated cash flows totaled $586,000, $15,000, $864,000 and $0 during the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and September 30, 2010, respectively.

Pursuant to the terms of the loss sharing agreements with the FDIC, the FDIC is obligated to reimburse the Company for a significant portion of losses on covered loans. See Note 2 for additional information on the loss sharing agreements. Net covered loans at the carrying value totaled $85.5 million and $149.9 million at December 31, 2012 and September 30, 2011, respectively.

Note 6 — FDIC Indemnification Receivable

Allocation of the FDIC indemnification receivable at December 31, 2012, and September 30, 2011 was as follows (in thousands):

	Estimated Losses Reimbursement Rate		Amount Receivable
	80%	95%
Balance at September 30, 2011	$31,553	$9,074	$33,863
Balance at December 31, 2012	10,841	2,288	10,846

For the CFB Acquisition, amounts receivable from the FDIC have been estimated at 80% of losses on covered assets (acquired loans and REO) up to $34.0 million. Reimbursable losses in excess of $34.0 million have been estimated at 95% of the amount recoverable from the FDIC. For the LibertyBank Acquisition, amounts receivable from the FDIC have been estimated at 80% of losses on all covered assets. The discount rate applied to estimated future cash flows was between 6.25% and 7.00%.

Note 7 — Property and Equipment

Property and equipment at December 31, 2012 and September 30, 2011 are summarized as follows (in thousands):

	December 31, 2012	September 30, 2011
Land	$7,112	$7,301
Buildings and leasehold improvements	23,094	24,124
Furniture and equipment	16,478	16,584
Automobiles	56	102
Total cost	46,740	48,111
Less accumulated depreciation	(17,683)	(15,368)
Net book value	$29,057	$32,743

Repairs and maintenance are charged against income as incurred; major remodels and improvements are capitalized. Depreciation charged against operations for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, was $3.0 million, $765,000, $2.6 million and $2.1 million, respectively.

In October 2010, the Bank notified the FDIC of its intent to purchase the property of, or assume the leases, on all but two of the banking offices of LibertyBank under a purchase option available in the purchase and assumption agreement for the LibertyBank Acquisition. The purchase price for the land and buildings was

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Note 7 — Property and Equipment  – (continued)

approximately $10.7 million. Additionally the Bank agreed to purchase furniture and equipment in these banking offices at a purchase price of approximately $700,000.

Note 8 — Deposit Accounts

Deposit information by type and weighted average rates are summarized as follows (dollars in thousands):

	December 31, 2012		September 30, 2011
	Rate	Amount	Rate	Amount
Noninterest-bearing demand	—%	$142,207	—%	$141,040
Interest-bearing demand	0.18	225,017	0.17	228,315
Money market accounts	0.15	167,202	0.34	177,183
Health savings accounts	0.10	23,819	0.20	23,032
Savings deposits	0.05	83,401	0.15	79,640
		641,646		649,210
Certificates of deposit	0.00 - 0.99	112,215	0.00 - 0.99	130,183
	1.00 - 1.99	29,262	1.00 - 1.99	62,009
	2.00 - 2.99	32,774	2.00 - 2.99	69,288
	3.00 - 3.99	33,038	3.00 - 3.99	35,773
	4.00 and up	1,953	4.00 and up	13,046
Total certificates of deposit		209,242		310,299
Total deposits		$850,888		$959,509

Scheduled maturities of certificates of deposit are as follows during the years presented (in thousands):

December 31, 2012
2013	$107,361
2014	45,245
2015	34,265
2016	14,064
2017	8,056
Thereafter	251
$209,242

At December 31, 2012 and September 30, 2011, certificates of deposit of $100,000 or greater were $74.0 million and $112.4 million, respectively.

Interest expense by type of deposit account is summarized as follows (in thousands):

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Demand and money market deposits	$783	$279	$1,591	$1,797
Savings deposits	57	28	175	306
Certificates of deposit	2,971	905	5,025	5,099
Total	$3,811	$1,212	$6,791	$7,202

Accrued interest on deposit accounts at December 31, 2012 and September 30, 2011 was $167,000 and $249,000, respectively.

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Note 9 — Federal Home Loan Bank Advances and Other Borrowings

The Bank has the ability to borrow up to 40% of its total assets from the FHLB of Seattle, limited by available collateral. Advances are collateralized by all FHLB stock owned by the Bank, deposits with the FHLB of Seattle, and certain residential mortgages and mortgage-backed securities. No FHLB borrowings were outstanding at December 31, 2012 or September 30, 2011. The Bank prepaid all outstanding borrowings with the FHLB, totaling $48.3 million at the time of prepayment, during September 2011 and incurred a $2.0 million prepayment penalty from this transaction.

Other borrowings also include securities sold under obligations to repurchase (repurchase agreements) that are originated directly with commercial and retail clients. These borrowings are collateralized with securities issued by U.S. GSEs. Repurchase agreements totaled $4.8 million and $4.9 million at December 31, 2012 and September 30, 2011, respectively, and had average rates of 1.39% and 1.72% at those dates, respectively.

The Company's borrowings consisted of the following during the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010 (dollars in thousands):

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Maximum outstanding at any month end	$4,914	$4,913	$67,224	$79,887
Average outstanding	4,754	4,893	56,415	79,264
Weighted average interest rates
For the period	1.49%	1.72%	4.04%	3.98%
At end of period	1.39	1.72	1.72	3.95

Scheduled maturities of the Company’s borrowings are as follows during the fiscal years presented (dollars in thousands):

	December 31, 2012		September 30, 2011
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Fiscal Year:
2012	—%	$—	1.22%	$2,254
2013	1.39	4,775	2.15	2,638
Total		$4,775		$4,892

Note 10 — Employee Retirement Plans

401(k) Plan.  The Company has a 401(k) retirement plan covering substantially all of its employees. During the period January 1, 2010, through December 31, 2011, the Company matched 50% of employee contributions up to the employee’s first 6% contributed to the Plan. This plan was modified in October 2011, and effective January 1, 2012, the Company matches 100% of employee contributions up to the employee’s first 4% contributed to the Plan. For the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, total Company contributions were $520,000, $98,000, $353,000 and $291,000, respectively.

During September 2011, the Home Federal Bank 401(k) Plan and the Home Federal Bancorp, Inc. ESOP (Employee Stock Ownership Plan) were merged into a new plan, the Home Federal 401(k) Plan and Employee Stock Ownership Plan (KSOP) and the ESOP loans were refinanced. See Note 12 for additional information regarding the ESOP.

Salary Continuation Plan.  As a supplement to the 401(k) retirement plan (and after January 1, 2012, the KSOP plan), the Company has adopted a Salary Continuation Plan pursuant to agreements with certain

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Note 10 — Employee Retirement Plans  – (continued)

executive officers of the Company and its subsidiaries. Under the Salary Continuation Plan, an executive will be entitled to a stated annual benefit for a period of 15 years (i) upon retirement from the Company after attaining age 65, or (ii) upon attaining age 65 if his or her employment had been previously terminated due to disability. In the event the executive dies while in active service, the Company shall pay the beneficiary the normal retirement projected benefit for a period of 15 years commencing with the month following the executive’s death. At December 31, 2012, this death benefit contingency totaled $9.6 million and is not reported on the Consolidated Balance Sheets. In the event the executive dies after age 65, but before receiving the full 15 years of annual benefits, the remaining payments shall be paid to his or her beneficiaries. Upon termination of employment, the annual benefit amount is 50% of the officer’s average final 36 months base salary. Benefits under the Plan vest over ten years. Upon early retirement, the Company shall pay the executive the vested accrual balance as of the end of the month prior to the early retirement date. The Company will pay the early retirement benefit in 180 equal installments.

The accrued liability for the salary continuation plan was $2.9 million and $2.6 million at December 31, 2012 and September 30, 2011, respectively. The amounts recognized in compensation expense were $376,000, $91,000, $336,000 and $265,000 for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, respectively.

Deferred Incentive Compensation.  The Company has deferred incentive compensation agreements with certain former executive officers and certain members of the Board of Directors. Under the agreements, the Company is obligated to provide payments for each such former executive and board member or his beneficiaries during a period of fifteen or ten years after the death, disability, or retirement of the executive or board member. Until October 1, 2006, the plan provided an incentive award percentage determined by reference to Home Federal’s return on assets and return on equity for the year. The resulting amount was set aside in an unfunded deferral account for participants. Although the incentive award has been discontinued, members of the Board of Directors may still elect to defer all or a part of their directors’ fees into the deferral account under the plan. The deferral accounts are credited annually with an interest credit that is based on the growth rate of Home Federal Bank’s net worth in Home Federal, subject to a maximum of 12% per year.

The Company accrues annual interest on the unfunded liability under the plan based upon a formula relating to the change in retained earnings of the Bank, which amounted to 5.21%, 5.21%, 0% and 0% for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, respectively. The accrued liability for the deferred incentive compensation agreements was $2.6 million and $2.5 million at December 31, 2012 and September 30, 2011, respectively. The amounts recognized in compensation expense were $197,000, $33,000, $170,000 and $141,000 for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, respectively.

Director Retirement Plan.  Home Federal Bancorp adopted a director retirement plan, effective January 1, 2005, that replaced prior plans. The plan is an unfunded nonqualified retirement plan for directors. Upon the later of attaining age 72 or termination of service, the director will receive an annual benefit equal to 50 percent of the fees paid to the director for the preceding year, payable in monthly installments over 15 years. The accrued benefit vests at a rate of 10 percent per year, except in the event of disability, in which case the vested percentage is 100 percent. If the director terminates service within 24 months following a change in control, he will receive 100 percent of his accrued benefit, plus a change in control benefit equal to 2.99 times his or her director fees for the prior year. Change in control payments are subject to reduction to avoid excise taxes under Section 280G of the Internal Revenue Code. In the event a director dies before termination of service, his beneficiary would receive his projected benefit, which is the final benefit the director would have received had he attained age 72, assuming a 4% annual increase in the directors’ fees. In the event the director dies after separation from service, but before receiving the full 15 years of annual benefits, the remaining payments shall be paid to his or her beneficiaries. In-service distributions are permitted in limited circumstances.

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Note 10 — Employee Retirement Plans  – (continued)

The accrued liability for the director retirement plans was $676,000 and $630,000 at December 31, 2012 and September 30, 2011, respectively. The amounts recognized in compensation expense were $68,000, $17,000, $67,000 and $63,000 for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, respectively.

The Company’s salary continuation plan, deferred incentive compensation agreements and supplemental executive retirement plans are unfunded plans and have no plan assets. The following table reconciles the accumulated liability for the benefit obligation of these contracts (in thousands). The benefit obligation represents the net present value of future payments to individuals under the agreements.

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Year Ended September 30, 2011	Year Ended September 30, 2010
Beginning balance	$5,871	$5,797	$5,504	$5,260
Benefit expense	641	141	573	469
Director fee deferrals	66	11	55	55
Benefit payments	(429)	(78)	(335)	(280)
Ending Balance	$6,149	$5,871	$5,797	$5,504

Note 11 — Stock-Based Compensation

At December 31, 2012, the Company maintained multiple long-term stock-based benefit plans that enable the Company to grant stock options, stock appreciation rights and restricted stock awards to employees and directors. The plans include the 2005 Stock Option Plan, the 2005 Recognition and Retention Plan and the 2008 Equity Incentive Plan. The plans were approved by shareholders in 2005 and 2009.

Restricted Stock Awards.  The Company grants restricted stock awards to promote the long-term interests of the Company and its stockholders by providing restricted stock as a means for attracting and retaining directors and key employees. The maximum number of restricted shares that may be awarded under the plans is 692,143. The fair value of restricted stock awards are accrued ratably as compensation expense over the vesting period of the award. The amounts recognized in compensation expense were $586,000, $52,000, $433,000 and $831,000 for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, respectively. The Company has an aggregate of 190,937 restricted shares available for future issuance. During the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, the fair value of vested restricted stock awards was $452,000, $23,000, $1.1 million and $1.0 million, respectively.

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Note 11 — Stock-Based Compensation  – (continued)

Restricted stock activity is summarized in the following table:

	Number of Shares	Weighted Average Fair Value at Date of Grant
Nonvested at September 30, 2009	291,078	$10.23
Vested	(74,229)	10.58
Granted	5,000	14.01
Forfeited	(30,607)	9.50
Nonvested at September 30, 2010	191,242	10.31
Vested	(89,902)	11.01
Granted	31,062	10.99
Forfeited	(4,893)	9.96
Nonvested at September 30, 2011	127,509	9.99
Vested	(2,136)	11.01
Granted	550	10.99
Forfeited	(3,147)	9.96
Nonvested at December 31, 2011	122,776	10.31
Vested	(39,336)	11.01
Granted	51,066	10.99
Forfeited	(11,230)	9.96
Nonvested at December 31, 2012	123,276	$9.99

Stock Option Awards.  The Company grants stock options to promote the long-term interests of the Company and its stockholders by providing an incentive to directors and key employees who contribute to the operating success of the Company. The maximum number of stock options and stock appreciation rights that may be issued under the plans is 1,730,356. The exercise price of each option equals the fair market value of the Company’s stock on the date of grant. The options typically vest over three or five year periods and expire ten years from the date of grant. The Company has an aggregate of 526,519 stock options available for future issuance.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s stock. Expected forfeiture rate is the estimated forfeiture rate based upon the circumstances of the individuals that received stock options. Expected dividends represent the Company’s estimated annual dividend rate over the expected life.

	Risk Free Interest Rate	Expected Life (years)	Expected Volatility	Expected Forfeiture Rate	Expected Dividend Yield
Options granted during the year ended September 30, 2010	2.90%	7.5	34.76%	—%	2.00%
Options granted during the year ended September 30, 2011	2.79	7.5	29.25	—	1.95
Options granted during the three months ended December 31, 2011	—	—	—	—	—
Options granted during the year ended December 31, 2012	0.85	5.5	39.44	—	2.05

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Note 11 — Stock-Based Compensation  – (continued)

Stock option activity is summarized in the following table:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant
Outstanding at September 30, 2009	946,364	$10.72	$2.79
Granted	45,000	13.20	4.40
Forfeited	(85,440)	9.52	2.91
Exercised	(15,000)	10.74	1.83
Outstanding at September 30, 2010	890,924	10.96	2.87
Granted	98,931	11.33	3.26
Forfeited	(33,116)	10.58	2.30
Exercised	(51,886)	10.45	2.08
Outstanding at September 30, 2011	904,853	11.05	2.21
Forfeited	(9,324)	10.70	3.14
Outstanding at December 31, 2011	895,529	11.05	3.00
Granted	106,704	10.70	3.20
Forfeited	(34,141)	11.43	3.61
Exercised	(800)	10.70	3.14
Outstanding at December 31, 2012	967,292	$11.00	$3.00

Options outstanding at December 31, 2012, were as follows:

Range of Exercise Price	Weighted Average Remaining Contractual Life (years)	Options Outstanding			Options Exercisable
		Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)(1)	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)(1)
$ 9.07 – 9.39	6.3	374,999	$9.39	$1,140	224,999	$9.39	$684
10.09 – 10.74	5.7	258,751	10.72	442	134,788	10.74	227
11.05 – 11.31	4.5	68,080	11.23	82	57,480	11.24	68
12.27 – 12.76	5.0	126,942	12.99	2	108,943	13.08	1
13.32 – 13.93	4.5	110,120	13.57	—	95,120	13.52	—
15.34	4.0	28,400	15.34	—	28,400	15.34	—
		967,292		$1,666	649,730		$980

(1)	The intrinsic value is based on Home Federal Bancorp's stock price of $12.43 as of December 31, 2012.

Cash proceeds received from the exercise of stock options were $9,000, $0, $542,000 and $161,000 for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, respectively. The total intrinsic value of stock options exercised were $2,000, $0, $78,000 and $50,000 for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, respectively. The amounts recognized in compensation expense were $423,000, $74,000, $422,000 and $449,000 for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, respectively. Tax benefits related to stock option exercises were $3,000, $0, $7,000 and $8,000 for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, respectively. It is the Company’s general policy to issue new shares for the exercise of stock options.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Stock-Based Compensation  – (continued)

As of December 31, 2012, the compensation expense yet to be recognized for stock-based awards that have been awarded but not vested was as follows (in thousands):

	Stock Options	Restricted Stock	Total Awards
During the fiscal years:
2013	$412	$502	$914
2014	249	305	554
2015	63	68	131
2016	2	1	3
2017	—	—	—
Total	$726	$876	$1,602

Note 12 — Employee Stock Ownership Plan

In connection with the minority stock offering in 2004, the Company established an ESOP for the benefit of its employees. The ESOP covers all employees with at least one year and 1,000 hours of service. Shares are released for allocation at the discretion of the Board of Directors. In 2004, the Company issued 566,137 shares of common stock to the ESOP in exchange for a ten-year note of approximately $5.0 million. These shares are expected to be released over a ten-year period. In 2007, the ESOP acquired an additional 816,000 shares of the Company’s common stock in exchange for a fifteen-year note of approximately $8.2 million. These shares are expected to be released over a fifteen-year period. As loan payments are made, shares are released from collateral and allocated to participants based on relative compensation, and expense is recorded. The Company reports compensation expense equal to the average market price of the shares allocated. On September 30, 2011, with an effective date of January 1, 2012, the Company merged the ESOP and 401(k) plans into a single plan and refinanced the loans associated with the ESOP. This merger will lower the allocation of ESOP shares in future periods. ESOP compensation expense included in salaries and benefits was $295,000, $35,000, $1.2 million and $1.5 million for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010, respectively. In fiscal years 2011 and 2010, this expense included the matching 401(k) expense, in the latter two periods, this is now a separate component of expense. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce principal or interest on the ESOP loan.

ESOP share activity is summarized in the following table:

	Unallocated ESOP Shares	Fair Value of Unallocated Shares	Allocated and Released Shares	Total ESOP Shares
Outstanding at September 30, 2009	1,003,867	$11,464,161	378,270	1,382,137
Allocation at September 30, 2010	(111,014)		111,014
Outstanding at September 30, 2010	892,853	10,866,021	489,284	1,382,137
Allocation at September 30, 2011	(111,012)		111,012
Outstanding at September 30, 2011	781,841	6,113,997	600,296	1,382,137
Allocation at December 31, 2011	(3,440)		3,440
Outstanding at December 31, 2011	778,401	8,095,370	603,736	1,382,137
Allocation at December 31, 2012	(77,840)		77,840
Outstanding at December 31, 2012	700,561	8,707,973	681,576	1,382,137

From the inception of the ESOP through December 31, 2012, 203,602 shares have been taken out of the ESOP via distributions to former employees. At December 31, 2012, a total of 1,178,535 shares remained in the ESOP, excluding shares purchased by the plan through dividends on ESOP shares.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Commitments and Contingencies

Lease Commitments.  The Company has entered into non-cancelable operating leases for land and buildings that require future minimum rental payments in excess of one year as of December 31, 2012. Certain lease payments may be adjusted periodically in accordance with changes in the Consumer Price Index.

The estimated future minimum annual rental payments, exclusive of taxes and other charges, are summarized as follows (in thousands):

Year Ending December 31,
2013	$1,036
2014	868
2015	768
2016	654
2017	403
Thereafter	5,853
Total	$9,582

Total rent expense for the year ended December 31, 2012, the three months ended December 31, 2011, and the years ended September 30, 2011 and 2010, was $1.3 million, $264,000, $2.1 million and $897,000, respectively.

Commitments to Extend Credit.  In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying Consolidated Financial Statements. The commitments and contingent liabilities include various guarantees and commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of the credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include securities, accounts receivable, inventory, fixed assets, and/or real estate properties. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

At December 31, 2012 and September 30, 2011, commitments to extend credit were as follows (in thousands):

	December 31, 2012	September 30, 2011
Commitments to originate loans:
Fixed rate	$13,750	$16,201
Adjustable rate	3,786	3,505
Undisbursed balance of loans closed	17,111	9,125
Unused lines of credit	64,176	67,375
Commercial letters of credit	300	780
	$99,123	$96,986

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Commitments and Contingencies  – (continued)

Most of the Bank’s business activity is with customers located in the States of Idaho and Oregon. Loans to one borrower are generally limited, by federal banking regulation, to 15% of the Bank’s regulatory capital. As of December 31, 2012 and September 30, 2011, the Bank had no individual industry concentrations of credit risk.

Note 14 — Related Party Transactions

In the normal course of business, the Company may make loans to its executive officers, directors and companies affiliated with these individuals. There was no activity of loans receivable from directors, executive officers and their affiliates during the year ended December 31, 2012, the three month period ended December 31, 2011 or the year ended September 30, 2011.

The Company also accepts deposits from its executive officers, directors, and affiliated companies. The aggregate dollar amounts of these deposits were $985,000 and $1.9 million at December 31, 2012 and September 30, 2011, respectively.

Note 15 — Capital Requirements

Home Federal Bancorp is a bank holding company registered with the Federal Reserve. Bank holding companies are subject to capital adequacy requirements of the Federal Reserve under the Bank Holding Company Act of 1956, as amended (BHCA), and the regulations of the Federal Reserve. Home Federal Bank, as a state-chartered federally insured commercial bank, is subject to the capital requirements established by the FDIC. The Federal Reserve requires Home Federal Bancorp to maintain capital adequacy that generally parallels the FDIC requirements.

Federal statutes establish a supervisory framework based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution’s category depends upon where its capital levels are in relation to relevant capital measures, which include a risk-based capital measure, a leverage ratio capital measure and certain other factors. The federal banking agencies have adopted regulations that implement this statutory framework. Under these regulations, an institution is treated as well capitalized if its ratio of total capital to risk-weighted assets is 10% or more, its ratio of core capital to risk-weighted assets is 6% or more, its ratio of core capital to adjusted total assets (leverage ratio) is 5% or more, and it is not subject to any federal supervisory order or directive to meet a specific capital level. In order to be adequately capitalized, an institution must have a total risk-based capital ratio of not less than 8%, a core capital to risk-weighted assets ratio of not less than 4%, and a leverage ratio of not less than 4%. Any institution which is neither well capitalized nor adequately capitalized is considered undercapitalized.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by Home Federal Bank to comply with applicable capital requirements would, if unremedied, result in progressively more severe restrictions on their respective activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

FDIC regulations recognize two types, or tiers, of capital: core (Tier 1) capital and supplementary (Tier 2) capital. Tier 1 capital generally includes common stockholders’ equity and qualifying noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is recognized up to 100% of Tier 1 capital for risk-based capital purposes (after any deductions for disallowed intangibles and disallowed deferred tax assets), includes such items as qualifying general loan loss reserves (up to 1.25% of risk-weighted assets), cumulative perpetual preferred stock, long-term preferred stock, certain perpetual preferred stock, hybrid

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Capital Requirements  – (continued)

capital instruments including mandatory convertible debt, term subordinated debt, intermediate-term preferred stock (original average maturity of at least five years), and net unrealized holding gains on equity securities (subject to certain limitations); provided, however, the amount of term subordinated debt and intermediate term preferred stock that may be in included in Tier 2 capital for risk-based capital purposes is limited to 50% of Tier 1 capital.

The FDIC currently measures an institution’s capital using a leverage limit together with certain risk-based ratios. The FDIC’s minimum leverage capital requirement specifies a minimum ratio of Tier 1 capital to average total assets. Most banks are required to maintain a minimum leverage ratio of at least 3% to 4% of average total assets. The FDIC retains the right to require a particular institution to maintain a higher capital level based on an institution’s particular risk profile.

FDIC regulations also establish a measure of capital adequacy based on ratios of qualifying capital to risk-weighted assets. Assets are placed in one of four categories and given a percentage weight: 0%, 20%, 50% or 100%, based on the relative risk of the category. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the four categories. Under the guidelines, the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8%, and the ratio of Tier 1 capital to risk-weighted assets must be at least 4%. In evaluating the adequacy of a bank’s capital, the FDIC may also consider other factors that may affect the bank’s financial condition. Such factors may include interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management’s ability to monitor and control financial operating risks.

FDIC capital requirements are designated as the minimum acceptable standards for banks whose overall financial condition is fundamentally sound, which are well-managed and have no material or significant financial weaknesses. The FDIC capital regulations state that, where the FDIC determines that the financial history or condition, including off-balance-sheet risk, managerial resources and/or the future earnings prospects of a bank are not adequate and/or a bank has a significant volume of assets classified substandard, doubtful or loss or otherwise criticized, the FDIC may determine that the minimum adequate amount of capital for that bank should be greater than the minimum standards established in the regulation. As of December 31, 2012 and September 30, 2011, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Capital Requirements  – (continued)

Management believes as of December 31, 2012 and September 30, 2011, the Company and Bank meet all capital adequacy requirements to which they are subject. The following table shows the regulatory capital ratios of the Company and the Bank and the minimum regulatory requirements at December 31, 2012 and September 30, 2011 (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012:
Home Federal Bancorp
Tier 1 capital (leverage) to average assets	$161,043	15.36%	$41,928	4.00%	n/a	n/a
Tier 1 capital to risk-weighted assets	161,043	37.30	17,268	4.00	n/a	n/a
Total capital to risk-weighted assets	166,527	38.57	34,536	8.00	n/a	n/a
Home Federal Bank
Tier 1 capital (leverage) to average assets	$142,947	13.77%	$41,512	4.00%	$51,891	5.00%
Tier 1 capital to risk-weighted assets	142,947	33.26	17,193	4.00	25,789	6.00
Total capital to risk-weighted assets	148,408	34.53	34,386	8.00	42,982	10.00
September 30, 2011:
Home Federal Bancorp
Tier 1 capital (leverage) to average assets	$185,244	14.91%	$49,695	4.00%	n/a	n/a
Tier 1 capital to risk-weighted assets	185,244	39.99	18,529	4.00	n/a	n/a
Total capital to risk-weighted assets	191,140	41.26	37,058	8.00	n/a	n/a
Home Federal Bank
Tier 1 capital (leverage) to average assets	$141,030	11.54%	$48,900	4.00%	$61,125	5.00%
Tier 1 capital to risk-weighted assets	141,030	30.78	18,328	4.00	27,492	6.00
Total capital to risk-weighted assets	146,864	32.05	36,656	8.00	45,820	10.00

The following table is a reconciliation of the Bank’s capital, calculated according to generally accepted accounting principles, to total Tier 1 capital at December 31, 2012 and September 30, 2011 (in thousands):

	December 31, 2012	September 30, 2011
Equity	$156,721	$150,105
Intangible assets	(2,523)	(3,246)
Other comprehensive income – unrealized gain on securities	(7,920)	(5,829)
Disallowed deferred tax assets	(3,331)	—
Total Tier 1 capital	$142,947	$141,030

Note 16 — Income Taxes

The extraordinary gain realized from the CFB Acquisition during the year ended September 30, 2010, is presented on the Consolidated Statement of Operations net of applicable state and federal income taxes. The following table presents income tax expense (benefit) included in the consolidated statement of income for the year ended December 31, 2012, the three months ended December 31, 2011 and the years ended September 30, 2011 and 2010 (in thousands):

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Income Taxes  – (continued)

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Years Ended September 30,
			2011	2010
Income tax benefit from loss on continuing operations	$1,061	$785	$(3,232)	$(2,889)
Income tax expense attributable to extraordinary gain	—	—	—	195
Total income tax expense (benefit) included in the Consolidated Statements of Operations	$1,061	$785	$(3,232)	$(2,694)

Income tax expense (benefit) consisted of the following for the periods shown (in thousands):

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Years Ended September 30,
			2011	2010
Current
Federal	$4,026	$2,506	$3,506	$605
State	952	789	662	72
Deferred
Federal	(3,222)	(1,870)	(6,067)	(2,722)
State	(695)	(640)	(1,333)	(649)
Income tax expense (benefit)	$1,061	$785	$(3,232)	$(2,694)

Income tax expense differs from that computed at the statutory corporate tax rate as follows for the periods shown (in thousands):

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Years Ended September 30,
			2011	2010
Federal income tax at statutory rates	$973	$735	$(2,673)	$(2,477)
State income taxes, net of federal benefit	170	98	(443)	(381)
Federal income tax component of extraordinary gain on FDIC transaction				170
Effect of permanent differences	(82)	(48)	(116)	(6)
Income tax expense (benefit)	$1,061	$785	$(3,232)	$(2,694)

The tax effects of temporary differences at December 31, 2012 and September 30, 2011 that give rise to significant portions of deferred tax assets and liabilities consist of the following (in thousands):

	December 31, 2012	September 30, 2011
Deferred tax asset:
Deferred compensation	$2,384	$2,250
Allowance for loan losses	4,858	5,775
Equity compensation	933	720
Accrued expenses	595	388
REO adjustments	476	806
Acquisition intangibles	7,111	7,354
Interest on nonaccrual loans	3,856	1,253
Other	618	347
Total deferred tax asset	20,831	18,893

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Income Taxes  – (continued)

	December 31, 2012	September 30, 2011
Deferred tax liability:
Fixed asset basis	(773)	(564)
Deferred loan costs	(445)	(179)
Prepaid expenses	(317)	(408)
FHLB stock dividends	(1,808)	(1,829)
Purchase accounting adjustments	(2,044)	(4,498)
Deferred tax gain on purchase price allocation	(1,196)	(3,594)
Unrealized gain on securities available-for-sale	(5,226)	(3,933)
Total deferred tax liability	(11,809)	(15,005)
Net deferred tax asset	$9,022	$3,888

Included in retained earnings at December 31, 2012 and September 30, 2011 was approximately $2.1 million in bad debt reserves for which no deferred income tax liability has been recorded. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on this amount was approximately $818,000 at December 31, 2012 and September 30, 2011.

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with ASC 740, Accounting for Income Taxes, since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The Company's net deferred tax asset is recorded in the consolidated financial statements as a component of Other Liabilities on the balance sheet.

At December 31, 2012 and September 30, 2011, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the states of Idaho, Oregon and various other state jurisdictions. The Company and the Bank are no longer subject to examination by taxing authorities for tax years before September 30, 2009.

Note 17 — Earnings (Loss) Per Share

Basic earnings per common share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period which excludes the participating securities. Diluted earnings per common share includes the dilutive effect of additional potential common shares from stock compensation awards, but excludes awards considered participating securities. ESOP shares are not considered outstanding for earnings per share purposes until they are committed to be released.

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Earnings (Loss) Per Share  – (continued)

The following table presents the computation of basic and diluted earnings (loss) per share for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Years Ended September 30,
			2011	2010
Net income (loss)	$1,802	$1,376	$(4,629)	$(4,091)
Allocated to participating securities	(17)	(12)	(46)	(63)
Net income (loss) allocated to common shareholders	1,785	1,364	(4,583)	(4,028)
Extraordinary gain, net of taxes	—	—	—	305
Net income (loss) allocated to common stock before extraordinary gain	$1,785	$1,364	$(4,583)	$(4,333)
Weighted average common shares outstanding, gross	15,154,389	15,896,448	16,508,147	16,703,371
Less: Average unearned ESOP shares	(739,481)	(780,121)	(837,349)	(948,363)
Less: Average participating securities	(122,093)	(124,520)	(159,253)	(241,158)
Weighted average common shares outstanding, net	14,292,815	14,991,807	15,511,545	15,513,850
Net effect of dilutive stock options	5,172	—	—	—
Weighted average shares and common stock equivalents	14,297,987	14,991,807	15,511,545	15,513,850
Loss per common share before extraordinary item:
Basic	$0.12	$0.09	$(0.30)	$(0.28)
Diluted	0.12	0.09	(0.30)	(0.28)
Earnings per common share of extraordinary item:	—	—	—	0.02
Income (loss) per common share after extraordinary item:
Basic	0.12	0.09	(0.30)	(0.26)
Diluted	0.12	0.09	(0.30)	(0.26)
Options excluded from the calculation due to their anti-dilutive effect on EPS	967,292	895,529	904,853	890,924

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Parent Only Financial Information

Home Federal Bancorp was formed to serve as the stock holding company for the Bank. The following are the condensed financial statements for Home Federal Bancorp (in thousands):

HOME FEDERAL BANCORP, INC.

PARENT-ONLY
BALANCE SHEETS

	December 31, 2012	September 30, 2011
ASSETS
Cash and amounts due from depository institutions	$8,398	$26,807
Securities available-for-sale, at fair value	10,094	16,251
Investment in the Bank	156,721	150,104
Other assets	4,572	1,707
TOTAL ASSETS	$179,785	$194,869
LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$—	$215
Stockholders’ equity	179,785	194,654
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$179,785	$194,869

HOME FEDERAL BANCORP, INC. AND SUBSIDIARY
SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Parent Only Financial Information  – (continued)

HOME FEDERAL BANCORP, INC. PARENT-ONLY
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Years Ended September 30,
			2011	2010
Income:
Interest on investments	$319	$116	$665	$832
Other income	—	18	269	268
Total income	319	134	934	1,100
Expense:
Professional services	185	100	337	208
Other	436	100	408	470
Total expense	621	200	745	678
Income before income taxes and equity in undistributed earnings of the Bank	(302)	(66)	189	422
Income tax expense	(198)	(38)	13	155
Income of parent company	(104)	(28)	176	267
Equity in undistributed earnings (loss) of the Bank	1,906	1,404	(4,805)	(4,358)
Net income (loss)	$1,802	$1,376	$(4,629)	$(4,091)

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Parent Only Financial Information  – (continued)

HOME FEDERAL BANCORP, INC.
PARENT-ONLY STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2012	Three Month Period Ended December 31, 2011	Years Ended September 30,
			2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,802	$1,376	$(4,629)	$(4,091)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Equity in undistributed (earnings) loss of the Bank	(1,906)	(1,404)	4,805	4,358
Net amortization of premiums on investments	211	46	108	22
Net gain on sale of investment securities	—	—	(22)
Change in assets and liabilities:
Other assets	471	(3,728)	(637)	480
Other liabilities	(132)	132	19	(159)
Net cash (used) provided by operating activities	446	(3,578)	(356)	610
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale and maturity of securities available-for-sale	4,853	1,048	5,727	6,655
Purchase of securities available-for-sale	—	—	(5,389)
Net cash provided by investing activities	4,853	1,048	338	6,655
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(4,908)	(819)	(3,427)	(3,450)
Repurchase of common stock	(12,343)	(3,909)	(7,420)
ESOP shares committed to be released	758	34	957	912
Proceeds from exercise of stock options	9	—	542	161
Net cash used by financing activities	(16,484)	(4,694)	(9,348)	(2,377)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,185)	(7,224)	(9,366)	4,888
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	19,583	26,807	36,173	31,285
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,398	$19,583	$26,807	$36,173

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SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Selected Quarterly Financial Data (unaudited)
(In thousands, except share data)

	Quarters Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Interest and dividend income	$13,491	$11,313	$12,437	$11,908
Interest expense	1,123	1,007	908	844
Net interest income	12,368	10,306	11,529	11,064
Provision for loan losses	(783)	(434)	105	(653)
Noninterest income	(1,107)	1,136	(351)	(333)
Noninterest expense	10,960	11,106	10,486	10,962
Loss before income taxes	1,084	770	587	422
Income tax provision	382	211	265	203
Net income	$702	$559	$322	$219
Basic EPS	$0.05	$0.04	$0.02	$0.02
Diluted EPS	0.05	0.04	0.02	0.02

	Quarters Ended
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
Interest and dividend income	$11,243	$10,785	$11,392	$17,647
Interest expense	2,930	2,250	1,999	1,889
Net interest income	8,313	8,535	9,393	15,758
Provision for loan losses	3,000	3,000	2,811	2,585
Noninterest income	6,303	6,094	5,707	(3,059)
Noninterest expense	13,819	13,723	12,423	13,544
Loss before income taxes	(2,203)	(2,094)	(134)	(3,430)
Income tax benefit	(871)	(892)	(56)	(1,413)
Net loss	$(1,332)	$(1,202)	$(78)	$(2,017)
Basic EPS	$(0.08)	$(0.08)	$(0.01)	$(0.13)
Diluted EPS	(0.08)	(0.08)	(0.01)	(0.13)

Appendix A

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and between

CASCADE BANCORP

and

HOME FEDERAL BANCORP, INC.

Dated as of October 23, 2013

i

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	A-46
Acquisition Proposal	A-46
Action	A-14
Aggregate Cash Consideration	A-2
Aggregate Cash Consideration for Option Purposes	A-4
Aggregate Stock Consideration	A-2
Agreement	A-1
Article III Standard	A-8
Article IV Standard	A-24
Articles of Merger	A-2
Bank Merger	A-5
Bank Merger Agreement	A-5
Bank Merger Certificates	A-5
BHC Act	A-9
Cancelled Shares	A-3
Cascade	A-1
Cascade Articles	A-24
Cascade Average Closing Price	A-7
Cascade Bank	A-5
Cascade Benefit Plans	A-30
Cascade Board Recommendation	A-42
Cascade Bylaws	A-24
Cascade Change in Recommendation	A-42
Cascade Common Stock	A-2
Cascade Disclosure Schedule	A-24
Cascade ERISA Affiliate	A-30
Cascade Leased Properties	A-33
Cascade Owned Properties	A-33
Cascade Proxy Statement	A-27
Cascade Qualified Plan	A-30
Cascade Real Property	A-33
Cascade Regulatory Agreement	A-32
Cascade Reports	A-31
Cascade Restricted Stock Award	A-25
Cascade Shareholder Meeting	A-42
Cascade Stock Options	A-25
Cascade Stock Plans	A-25
Cascade Subsidiary	A-24
Cascade Voting Agreement	A-1
Certificate	A-6
Change in Recommendation	A-46
Closing	A-53
Closing Date	A-53
Closing Price Change Ratio	A-51
Code	A-1
Confidentiality Agreement	A-42
Covered Employees	A-43

Effective Time	A-2
Enforceability Exceptions	A-19
Environmental Laws	A-20
ERISA	A-15
Exchange Act	A-13
Exchange Agent	A-6
Exchange Agent Agreement	A-6
Exchange Fund	A-6
Exchange Ratio	A-2
FDIC	A-3
Federal Reserve Board	A-11
Final Average Price	A-51
Final Closing Statement	A-48
Final Determination Letter	A-44
Final Index Price	A-51
Final Transaction Costs	A-3
Fully Diluted Exchange Ratio	A-4
Fully Diluted Per Share Cash Consideration	A-4
GAAP	A-9
Governmental Entity	A-12
Home	A-1
Home Articles	A-9
Home Benefit Plans	A-16
Home Board Confidential Matters	A-42
Home Board Recommendation	A-42
Home Bylaws	A-9
Home Change in Control Agreement	A-3
Home Closing Tangible Net Worth	A-2
Home Common Stock	A-2
Home Confidential Information	A-46
Home Contract	A-19
Home Default	A-11
Home Deferred Compensation Plan	A-3
Home Disclosure Schedule	A-8
Home ERISA Affiliate	A-15
Home General Severance Plan	A-3
Home Individuals	A-45
Home Insiders	A-45
Home KSOP	A-44
Home Leased Properties	A-20
Home Option Shares	A-4
Home Owned Properties	A-20
Home Qualified Plan	A-16
Home Real Property	A-20
Home Regulatory Agreement	A-19
Home Reports	A-17
Home Representatives	A-46
Home Shareholder Meeting	A-42
Home Stock Option	A-4

v

Home Stock Plans	A-4
Home Subsidiary	A-9
HSR Act	A-12
Idaho Department	A-11
Index Change Ratio	A-51
Index Group	A-51
Initial Closing Statement	A-48
Initial Index Price	A-52
Initial Price	A-52
Insurance Amount	A-44
Intellectual Property	A-21
In-the-Money Home Stock Options	A-4
IRS	A-14
Joint Proxy Statement	A-27
Letter of Transmittal	A-6
Liens	A-10
Loans	A-22
Maryland Department	A-2
Material Adverse Effect	A-9
Merger	A-1
Merger Consideration	A-2
MGCL	A-1
Multiemployer Plan	A-16
Multiple Employer Plan	A-16
NASDAQ	A-7
Non-Compete Agreement	A-1
Notice Date	A-42
OBCA	A-1
OCC	A-12
Oregon Division	A-11
Oregon Secretary	A-2
OTS	A-12
Parties	A-1
Per Share Cash Consideration	A-2
Per Share Option Value	A-4
Permitted Encumbrances	A-20
Proxy Statement	A-12
Regulatory Agencies	A-12
Requisite Cascade Vote	A-26
Requisite Home Vote	A-11
Requisite Regulatory Approvals	A-49
Restricted Share	A-4
S-4	A-12
Sarbanes-Oxley Act	A-13
SEC	A-8
Securities Act	A-17
Shared-Loss Agreement	A-9
SRO	A-12

Subsidiary	A-9
Subsidiary of Cascade	A-24
Superior Proposal	A-47
Surviving Company	A-1
Takeover Statutes	A-21
Tax	A-15
Tax Return	A-15
Taxes	A-15
Termination Fee	A-52
Total Cash Consideration	A-6
Total Share Consideration	A-5
Transaction Costs	A-3
Treasury	A-1
Unduly Burdensome Condition	A-49
Voting Agreement	A-1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 23, 2013 (this “Agreement”), by and between Cascade Bancorp, an Oregon corporation (“Cascade”), and Home Federal Bancorp, Inc., a Maryland corporation (“Home”, and together with Cascade, the “Parties” and each, a “Party”).

RECITALS

A. The Boards of Directors of the Parties have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Home will, on the terms and subject to the conditions set forth in this Agreement, merge with and into, Cascade (the “Merger”), with Cascade as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B. As a condition to the willingness of Cascade to enter into this Agreement, all of the directors and executive officers of Home and Home Federal Bank, its wholly-owned financial institution subsidiary, have agreed to enter into voting agreements (each a “Voting Agreement”), substantially in the form attached hereto as Exhibit A-1, dated as of the date hereof, with Cascade, pursuant to which each such director and executive officer has agreed, among other things, to vote all of the Home Common Stock (as defined in Section 1.4(b)) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the Voting Agreement.

C. As a condition to the willingness of Home to enter into this Agreement, certain shareholders of Cascade have agreed to enter into voting agreements (each a “Cascade Voting Agreement”), substantially in the form attached hereto as Exhibit A-2, dated as of the date hereof, with Home, pursuant to which each such shareholder has agreed, among other things, to vote all of the Cascade Common Stock (as defined in Section 1.4(a)) owned by such person in favor of the approval of the issuance of Cascade Common Stock pursuant to this Agreement, subject to the terms of the Cascade Voting Agreement.

D. As a condition to the willingness of Cascade to enter into this Agreement, all of the non-employee directors of Home and Home Federal Bank have entered into non-compete and non-solicitation agreements (each a “Non-Compete Agreement”), substantially in the form attached hereto as Exhibit B, dated as of the date hereof but effective upon consummation of the Merger, with Cascade.

E. As a condition to the willingness of Home to enter into this Agreement, certain stockholders of Cascade have entered into voting agreements, dated as of the date hereof, pursuant to which such stockholders have agreed to vote all of the shares of Cascade Common Stock (as defined in Section 1.4(a)) owned by such stockholders in favor of the transactions contemplated hereby, subject to the terms thereof.

F. The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of United States Department of the Treasury (“Treasury”) Regulations Section 1.368-2(g).

G. The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”) and the Oregon Business Corporation Act (“OBCA”), at the Effective Time (as defined in Section 1.2), Home shall merge with and into Cascade. Cascade shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Oregon. As of the Effective Time, the separate corporate existence of Home shall cease.

(b) Subject to the consent of Home, which shall not be unreasonably withheld or delayed, Cascade may at any time change the method of effecting the combination (including by providing for the merger of a wholly-owned subsidiary of Cascade with Home) if and to the extent requested by Cascade; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(b)) to be received by the shareholders of Home, (ii) adversely affect the tax consequences of the Merger to the shareholders of Home or the tax treatment of either party pursuant to this Agreement or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time.  Subject to the terms and conditions of this Agreement, the Parties shall execute, and Cascade shall cause to be filed with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Department”) and the Secretary of State of the State of Oregon (the “Oregon Secretary”), articles of merger and short form plans of merger as provided in the MGCL and OBCA (collectively, the “Articles of Merger”). The Merger shall become effective at such time as designated in the Articles of Merger (the “Effective Time”).

1.3 Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the MGCL and OBCA.

1.4 Conversion of Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Home, Cascade or the holders of any of the following securities:

(a) Each share of common stock, no par value, of Cascade (“Cascade Common Stock”) issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Company.

(b) Each share of the common stock, $0.01 par value, of Home (“Home Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in Section 1.4(c)) but including Restricted Shares (as defined in Section 1.5(b)) shall be converted into the right to receive the following consideration (the “Merger Consideration”):

(i)	an amount of cash without interest equal to the quotient of (A) the Aggregate Cash Consideration divided by (B) the aggregate of the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time including Restricted Shares (such amount the “Per Share Cash Consideration”); and for purposes of this Agreement, the term “Aggregate Cash Consideration” means $120.8 million (x) plus the amount that the tangible shareholders’ equity of Home as of the last day of the calendar month preceding the Effective Time (determined without taking into account any Transaction Costs (as defined below)) (the “Home Closing Tangible Net Worth”) is greater than $168.1 million or minus the amount that the Home Closing Tangible Net Worth is less than $168.1 million, minus (y) the aggregate cash paid to the holders of Home Stock Options (as defined in Section 1.5) as described in Section 1.5(a) and minus (z) the amount that the Final Transaction Costs (as defined below) exceed $18.0 million; and
(ii)	a number (such number, the “Exchange Ratio”), as adjusted in accordance with the terms of this Agreement, of validly issued, fully paid and nonassessable shares of Cascade Common Stock equal to the quotient of (A) the Aggregate Stock Consideration (as defined below) divided by (B) the aggregate of the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time including Restricted Shares (as defined in Section 1.5(b)).

For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Aggregate Stock Consideration” means 24,309,066 shares of Cascade Common Stock, subject to appropriate adjustment (without duplication based on the same adjustment being provided elsewhere in this Agreement) (i) for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Cascade Common Stock declared or effected after the date hereof and prior to the Closing Date (as defined in Section 9.1), (ii) as provided in Section 8.1(j) if the Cascade Average Closing Price is $4.25 or less, and (iii) as provided in Section 1.10, if applicable.

“Final Transaction Costs” shall mean all Transaction Costs (as defined below), whether paid prior to the Effective Time or accrued, all of which shall be set forth in the Final Closing Statement (as defined in Section 6.16)) delivered pursuant to Section 6.16 of this Agreement. To the extent any Transaction Costs are unknown or cannot be calculated prior to the delivery of the Final Closing Statement, the Parties shall confer in good faith and agree upon reasonable estimates thereof for purposes of determining the Final Transaction Costs.

“Transaction Costs” means the aggregate of (A) all professional, advisory, brokerage and fairness opinion fees and expenses (including reimbursable costs) incurred by Home and its Subsidiaries (as defined in Section 3.1(a)), regardless of when payable, in connection with or relating to this Agreement, the Agreement and Plan of Merger, dated September 24, 2013, between Home and the other parties thereto, or the transactions contemplated hereby or thereby, (B) the value of any consideration paid and/or to be subsequently paid to the Federal Deposit Insurance Corporation (the “FDIC”), as Receiver, in connection with or relating to any consent or approval granted under any Shared-Loss Agreement (as defined in Section 3.1(a)) pertaining to any of the transactions contemplated by this Agreement, (C) the termination, remaining historical conversion costs, estimated conversion costs and penalty costs associated with vendor contracts and/or commitments to which Home or any of its Subsidiaries is a party or otherwise bound that Cascade or a Cascade Subsidiary does not intend to continue after the Effective Time (other than for a transition period), including data processing contracts and commitments, (D) the value of any consideration paid and/or to be subsequently paid to any third party in connection with or relating to any consent or approval granted to Home or a Home Subsidiary pertaining to any of the transactions contemplated by this Agreement, (E) the costs and expenses incurred by Home and its Subsidiaries relating to the printing and mailing of the Proxy Statement (as defined in Section 3.4), (F) the cost of compensation and other benefits to be provided under each change in control, severance, employment or similar agreement to which Home or any of its Subsidiaries is a party (each a “Home Change in Control Agreement”) (assuming for purposes hereof the employee or service provider experiences a discharge by the employer without cause or a resignation with good reason in connection with the transactions contemplated by this Agreement), (G) estimated costs to be incurred in connection with terminations under the Home Federal Bank Employee Severance Compensation Plan, as amended (the “Home General Severance Plan”), including severance, paid time off and similar costs, (H) the unaccrued present value cost of benefits under each deferred compensation plan, arrangement or agreement maintained by Home or any of its Subsidiaries or to which it is a party including all non-qualified retirement and salary continuation benefits (each a “Home Deferred Compensation Plan”) (assuming for purposes hereof a change in control in connection with the transactions contemplated by this Agreement), (I) unaccrued paid time off at Home and its Subsidiaries, (J) any retention payments to be made by any of the Parties or any of their respective Subsidiaries to employees of Home or any of its Subsidiaries and (K) any termination or break-up fees or expense reimbursements paid by Home or any of its Subsidiaries with respect to the termination of the Agreement and Plan of Merger, dated September 24, 2013, between Home and the other parties thereto. A detailed listing of the estimated Transaction Costs is set forth on the attached Exhibit C.

(c) All shares of Home Common Stock issued and outstanding immediately prior to the Effective Time that are owned directly by Cascade, Home or Home Federal Bank (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Cascade or Home in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “ Cancelled Shares”).

1.5 Stock Options and Restricted Shares.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Home Common Stock granted under the Home Stock Plans (a “Home Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be automatically cancelled and shall only entitle the holder thereof to receive from Cascade within ten (10) days of the Effective Time, an amount in cash, without any interest and subject to any required Tax (as defined in Section 3.10(b)) withholding, equal to (i) the excess, if any, of (A) the Per Share Option Value over (B) the exercise price per share of Home Common Stock subject to such Home Stock Option multiplied by (ii) the number of shares of Home Common Stock subject to such Home Stock Option with an exercise price per share less than the Per Share Option Value. All Home Stock Options with an exercise price per share equal to or greater than the Per Share Option Value shall at or immediately prior to the Effective Time be cancelled and terminated without any payment with respect thereto, and shall not be assumed by Cascade in the Merger. For purposes of this Agreement, the term “Home Stock Plans” means the Home 2005 Stock Option and Incentive Plan, the Home 2005 Recognition and Retention Plan and the Home 2008 Equity Incentive Plan. For purposes of this section, the following terms are defined as follows:

(i)	the term “Fully Diluted Per Share Cash Consideration” means an amount of cash without interest equal to the quotient of (A) Aggregate Cash Consideration for Option Purposes divided by (B) the aggregate of (1) the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) including Restricted Shares and (2) the number of shares of Home Common Stock (“Home Option Shares”) subject to Home Stock Options immediately prior to the Effective Time that are to be cashed out under Section 1.5(a) (“In-the-Money Home Stock Options”); and for purposes of this Agreement, the term “Aggregate Cash Consideration for Option Purposes” means $120.8 million (x) plus the amount that the Home Closing Tangible Net Worth as of the last day of the calendar month preceding the Effective Time (determined without taking into account any Transaction Costs) is greater than $168.1 million or minus the amount that the Home Closing Tangible Net Worth is less than $168.1 million, plus (y) the aggregate of the exercise prices of all In-the-Money Home Stock Options, and minus (z) the amount that the Final Transaction Costs (as defined below) exceed $18.0 million;
(ii)	the term “Fully Diluted Exchange Ratio” means a number of validly issued, fully paid and nonassessable shares of Cascade Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the aggregate of (1) the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) including Restricted Shares and (2) the number of Home Option Shares.
(iii)	the term “Per Share Option Value” shall be an amount equal to the sum of (A) the Fully Diluted Per Share Cash Consideration, and (B) the product of the Fully Diluted Exchange Ratio multiplied by the Cascade Average Closing Price.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award in respect of a share of Home Common Stock subject to vesting, repurchase or other lapse restriction granted under a Home Stock Plan (each a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall be cancelled and converted into a right to receive the Merger Consideration (and cash in lieu of any fractional share interest of Cascade Common Stock as provided in Section 2.3(f)) from Cascade within ten (10) days following the Effective Time, subject to any required Tax withholding, upon delivery by the holder thereof to Cascade of a Restricted Share cancellation agreement in a form reasonably satisfactory to Cascade.

(c) Prior to the Effective Time, the Board of Directors of Home (or, if appropriate, any committee administering the Home Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 1.5.

1.6 Incorporation Documents and Bylaws of the Surviving Company.  At the Effective Time, the articles of incorporation of Cascade, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such articles of incorporation. The bylaws of Cascade, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such bylaws.

1.7 Directors and Officers.

(a) The directors and officers of Cascade immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) Cascade shall take, and it shall cause Cascade Bank (as defined in Section 1.9) to take, all necessary corporate action so that, if requested in writing by Home at least ten (10) business days prior to the Closing Date, (i) as of the Effective Time, the number of directors on the Board of Directors of the Surviving Company and the Board of Directors of Cascade Bank is equal to fourteen (14) and (ii) immediately after the Effective Time, four (4) members of the Board of Directors of the Surviving Company and the Board of Directors of Cascade Bank shall be persons who are members of the Board of Directors of Home as of the date hereof and designated by Home in such written request, which persons, subject to their eligibility, willingness and ability to serve, shall serve until their successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Company or Cascade Bank, as applicable, and Applicable Law.

1.8 Additional Actions.  If, at any time after the Effective Time, the Surviving Company shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Home acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Home, and its proper officers and directors, shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Company and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Company are fully authorized in the name of the Surviving Company or otherwise to take any and all such action without limitation except as otherwise required by applicable law.

1.9 Bank Merger.  Home Federal Bank, an Idaho chartered commercial bank and wholly-owned subsidiary of Home, shall be merged (the “Bank Merger”), in accordance with the applicable laws of Oregon and Idaho, with and into Bank of the Cascades, an Oregon chartered commercial bank and wholly-owned subsidiary of Cascade (“Cascade Bank”), immediately following the Merger, with Cascade Bank being the resulting bank in the Bank Merger and succeeding to and assuming all of the rights and obligations of Home Federal Bank in accordance with the applicable laws of Oregon and Idaho. Following the Bank Merger, the separate corporate existence of Home Federal Bank shall cease. Immediately after entering into this Agreement, Cascade Bank and Home Federal Bank will enter into the agreement and plan of merger attached hereto as Exhibit D (the “Bank Merger Agreement”). At the request of Cascade, Home shall cause Home Federal Bank to execute such articles or certificates of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

1.10 Tax Adjustment.  Notwithstanding anything in this Agreement to the contrary, to preserve the status of the Merger as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code, if the aggregate value of the shares of Cascade Common Stock to be issued in connection with the Merger (excluding the value of fractional shares for which cash is to be paid pursuant to Section 2.3(f)) based upon the closing price of the Cascade Common Stock as reported on NASDAQ (as defined in Section 2.3(f)) on the trading day immediately preceding the Closing Date (the “Total Share Consideration”) would be less than

40% of the sum of the Total Cash Consideration (defined below) and the Total Share Consideration, then the Exchange Ratio will be increased with a corresponding decrease to the Per Share Cash Consideration so that the Total Share Consideration is equal to 40% of the sum of the Total Share Consideration and the Total Cash Consideration without changing the value of the Merger Consideration under Section 1.4(b) (i.e., the aggregate value of the Merger Consideration shall equal the Per Share Option Value both before and after such adjustments). For purposes of this Agreement, the term “Total Cash Consideration” shall mean the sum of (i) the aggregate cash consideration to be paid in exchange for Home Common Stock and (ii) the aggregate cash consideration to be paid in lieu of fractional shares of Cascade Common Stock pursuant to Section 2.3(f).

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent.  Prior to the Effective Time, Cascade shall appoint an unrelated bank or trust company reasonably acceptable to Home, or Home’s or Cascade’s transfer agent, pursuant to an agreement reasonably acceptable to Home (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Deposit of Merger Consideration.  Promptly after the Effective Time, Cascade shall deposit with or make available to the Exchange Agent for exchange in accordance with Section 2.3:

(a) the Aggregate Stock Consideration, and (b) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”), and Cascade shall instruct the Exchange Agent to timely deliver the Merger Consideration.

2.3 Delivery of Merger Consideration.

(a) Within five (5) business days after the Effective Time and subject to the receipt by the Exchange Agent of a list of Home’s shareholders in a format that is acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of record immediately prior to the Effective Time of certificates (other than with respect to Cancelled Shares and Restricted Shares) representing shares of Home Common Stock (each a “Certificate”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Merger Consideration, any cash in lieu of a fractional share of Cascade Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Within ten (10) days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, or within five (5) business days after the Effective Time for any uncertificated shares of Home Common Stock held of record in book-entry form (subject to receipt of any customary tax documentation that may be reasonably requested by the Exchange Agent), such holder of Home Common Stock will be entitled to receive the Merger Consideration and any cash in lieu of a fractional share of Cascade Common Stock to be issued or paid in consideration therefor in respect of the shares of Home Common Stock represented by such holder’s Certificate or Certificates. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of a fractional share of Cascade Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

(c) No dividends or other distributions with respect to Cascade Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Cascade Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Cascade Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Cascade Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Cascade Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Home Common Stock prior to the Effective Time that is not registered in the stock transfer records of Home, the Merger Consideration and any cash in lieu of a fractional share of Cascade Common Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Home Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.10(b)) required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Cascade and the Exchange Agent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) six (6) months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Cascade) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of a fractional share of Cascade Common Stock otherwise payable pursuant to this Agreement to any holder of Home Common Stock such amounts as the Exchange Agent or Cascade, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Cascade, as the case may be, and timely paid over to the appropriate Governmental Entity (as defined in Section 3.4), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Home Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Cascade, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Home of the shares of Home Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Home Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Cascade Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Cascade Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Cascade Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Cascade. In lieu of the issuance of any such fractional share, Cascade shall pay to each former shareholder of Home who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Cascade Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Home Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one ten thousandth when expressed in decimal form) of Cascade Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(b). For purposes of this Agreement, the term “Cascade Average Closing Price” means the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of Cascade Common Stock on the NASDAQ Capital Market (“NASDAQ”) for the twenty (20) trading days immediately preceding the tenth (10th) day prior to the Closing Date (as defined in Section 9.1).

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Home at the expiration of six (6) months after the Effective Time shall be paid to Cascade. In such event, any former shareholders of Home who have not theretofore complied with this Article II shall thereafter look only to Cascade with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Cascade Common Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Cascade, Home, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Home Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Cascade or the Exchange Agent, the posting by such person of a bond in such amount as Cascade or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, Cascade or the Exchange Agent, as the case may be, will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i) In the case of outstanding shares of Home Common Stock that are not represented by Certificates, the Parties shall make such adjustments to Article II as are necessary or appropriate to implement the same purpose and effect that Article II has with respect to shares of Home Common Stock that are represented by Certificates.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HOME

Except (a) as disclosed in the disclosure schedule delivered by Home to Cascade concurrently herewith (the “Home Disclosure Schedule”), provided, that (i) no item is required to be set forth in the Home Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Home Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Home that such item represents an exception or fact, event or circumstance that is, or is reasonably likely to result in, a Material Adverse Effect on Home (as defined in Section 3.1(a)), and (iii) any disclosures made in the Home Disclosure Schedule with respect to a Section of Article III shall be deemed to qualify (A) any other Section of Article III specifically referenced or cross-referenced in the Home Disclosure Schedule and (B) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Home Reports (as defined in Section 3.12) filed with or furnished to the Securities and Exchange Commission (“SEC”) by Home since December 31, 2010, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Home hereby represents and warrants to Cascade that the representations and warranties contained in this Article III are true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article III Standard or as otherwise provided in this paragraph. No representation or warranty of Home contained in this Article III shall be deemed to be untrue or incorrect, and Home shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events has had or is reasonably expected to have a Material Adverse Effect (as defined in Section 3.1(a)) on Home, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties (the “Article III Standard”), except as set forth immediately below. The Article III Standard shall not apply to: (x) the representations and warranties of Home set forth in Section 3.2(a), Section 3.7, Section 3.8(a), and Section 3.24 which shall be true and correct (other than, in the case of Section 3.2(a) to the extent such failure to be true and correct is immaterial) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; (y) the representations and warranties of Home set forth in Section 3.1(b) (but only with respect to Home Federal Bank), Section 3.2(b) (but only with respect to Home Federal Bank), Section 3.3(a), Section 3.6(a), Section 3.8(a), Section 3.11(a), (f), (h) and (l), Section 3.14(a), the last sentence of Section 3.14(b) which shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (z) the representations and warranties of Home set forth in Section 3.9, Section 3.10(a), Section 3.13, Section 3.26 and Section 3.28 shall be true and correct in all material respects as of the date of this Agreement.

3.1 Corporate Organization.

(a) Home is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Home has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted. Home is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Home. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Cascade, Home or the Surviving Company, as the case may be, (i) a material adverse effect on the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by Governmental Entities (as defined in Section 3.4), (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections, it being understood that the underlying causes for such decline or failure may be taken into account in determining whether there has been a Material Adverse Effect, (F) changes in the value of the securities or loan portfolio, or changes in the value of the deposits or borrowings, of such party or its Subsidiaries, resulting from a change in interest rates generally, except, with respect to subclauses (A), (B), (C), or (F) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), (ii) in the case of Home, any event or occurrence, including the Merger or the Bank Merger, that results in or is reasonably likely to result in the loss of any material amount of loss share coverage from the FDIC, as Receiver, under any shared-loss agreements between Home Federal Bank and the FDIC, as Receiver (each a “Shared-Loss Agreement”), or (iii) a material adverse effect on the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “ Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. True and complete copies of the articles of incorporation of Home (the “Home Articles”) and the bylaws of Home (the “Home Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Home to Cascade.

(b) Each Subsidiary of Home (a “Home Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Home and (iii) has all requisite corporate power and authority to own or lease its properties and assets as presently owned, operated or leased and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Home to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Home that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and, to the knowledge of Home, no proceedings for the termination of such insurance are pending or threatened. Home’s Annual Report on Form 10-K for the period ended December 31, 2012 includes a true and complete list of all Significant Subsidiaries of Home, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act (as defined in Section 3.6(c)), as of the date hereof. True and complete copies of the organization and governing documents of each such Significant Subsidiary, as in effect as of the date hereof, have been previously made available by Home to Cascade.

3.2 Capitalization.

(a) The authorized capital stock of Home currently consists of 90,000,000 shares of Home Common Stock and 10,000,000 shares of serial preferred stock, par value $0.01 per share. As of the date hereof, there were (i) 16,872,452 shares of Home Common Stock issued, including 2,350,256 shares of Home Common Stock held in treasury, and 14,522,196 shares of Home Common Stock outstanding, including 109,423 Restricted Shares, (ii) no shares of serial preferred stock issued or outstanding, (iii) 1,005,773 shares of Home Common Stock reserved for issuance upon the exercise of outstanding Home Stock Options, and (iv) no other shares of capital stock or other securities of Home issued, reserved for issuance or outstanding. Immediately prior to the Effective Time, the outstanding shares of Home Common Stock including Restricted Shares and net of shares held in treasury shall not exceed 14,522,196 plus the number of shares that may be issued after the date hereof in connection with the exercise of Home Stock Options outstanding on the date hereof. All of the issued and outstanding shares of Home Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Home may vote. No trust preferred or subordinated debt securities of Home or any of its Subsidiaries are issued or outstanding. Other than Home Stock Options outstanding on the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Home to issue, transfer, sell, purchase, redeem or otherwise acquire any shares of capital stock or other securities. To the knowledge of Home, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Home Common Stock or other equity interests of Home or its Subsidiaries. Section 3.2(a) of the Home Disclosure Schedule sets forth a true, correct and complete list of all Home Stock Options and Restricted Shares outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Home Stock Option, (iii) the number of Restricted Shares, (iv) the grant date of each such Home Stock Option and Restricted Share and (v) the exercise price for each such Home Stock Option. Other than the Home Stock Options and Restricted Shares, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Home or any of its Subsidiaries) are outstanding.

(b) Home owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Home Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Home Federal Bank, as provided under applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Home Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other security of such Subsidiary.

(c) Home does not have a dividend reinvestment plan or any shareholders’ rights plan.

3.3 Authority; No Violation.

(a) Home has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Home. The Board of Directors of Home has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Home and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Home’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Home Common Stock (the “Requisite Home Vote”) and the adoption and approval of the Bank Merger Agreement by Home as the sole shareholder of Home Federal Bank, no other corporate proceedings on the part of Home or any Home Subsidiary are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Home and (assuming due authorization, execution and delivery by Cascade) constitutes a valid and binding obligation of Home, enforceable against Home in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions (as defined in Section 3.16)).

(b) Neither the execution and delivery of this Agreement by Home nor the consummation by Home or any Home Subsidiary of the transactions contemplated hereby, nor compliance by Home or any Home Subsidiary with any of the terms or provisions hereof, will (i) violate any provision of the Home Articles, the Home Bylaws or the organization or governing documents of any Home Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Home, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Home or any of its Subsidiaries (each a “Home Default”) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Home or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Home.

(c) The Board of Directors of Home Federal Bank has adopted the Bank Merger Agreement, Home, as the sole shareholder of Home Federal Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement will be duly executed by Home Federal Bank on the date of this Agreement.

3.4 Consents and Approvals.  Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Idaho Department of Finance (the “Idaho Department”), and the Oregon Division of Finance and Corporate Securities (the “Oregon Division”), if applicable, the FDIC and any government sponsored entity with respect to any loan program offered by it in which Home Federal Bank participates in connection with the Bank

Merger or the transfer of the Shared-Loss Agreements, and approval of such applications, filings and notices, (d) the filing with the SEC of a proxy statement in definitive form relating to the meeting of Home’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Cascade in connection with the transactions contemplated by this Agreement, to, among other things, register any securities issuable by Cascade in conjunction with the transactions contemplated by this Agreement with the SEC pursuant to the Securities Act (as defined in Section 3.12), and declaration of effectiveness of the S-4, (e) any filings or notices with the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (f) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL and the Oregon Secretary pursuant to the OBCA, and the filing of the Bank Merger Certificates, and (g) such filings and approvals as are required to be made or obtained under the federal securities laws, or the securities or “Blue Sky” laws of various states in connection with the issuance by Cascade of any securities pursuant to this Agreement and the approval of the listing of the shares of Cascade Common Stock issued in conjunction with the transactions contemplated by this Agreement on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined in Section 3.5) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Home of this Agreement or (B) the consummation by Home of the Merger and the consummation by Home or any Home Subsidiary of the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Home is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports.  Home and each of its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010, with (a) any state regulatory authority, including the Idaho Department and the Oregon Division, (b) the SEC, (c) the Federal Reserve Board, (d) the FDIC, (e) the Office of the Comptroller of the Currency (the “OCC”), (f) the Office of Thrift Supervision (the “OTS”), (g) any foreign regulatory authority and (h) any self-regulatory organization (an “SRO”) ((a) – (h), collectively, the “Regulatory Agencies”), including any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Home. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Home and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Home, investigation into the business or operations of Home or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home. There (x) is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Home or any of its Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Home or any of its Subsidiaries since January 1, 2010, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home.

3.6 Financial Statements.

(a) The financial statements of Home and its Subsidiaries included (or incorporated by reference) in the Home Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Home and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Home and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the

SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Home and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe Horwath LLP has not resigned (or informed Home that it intends to resign) or been dismissed as independent public accountants of Home as a result of or in connection with any disagreements with Home on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home, neither Home nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Home included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Home and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Home or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Home. Home (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Home, including its Subsidiaries, is accumulated and communicated to the chief executive officer and the chief financial officer of Home by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Home’s outside auditors and the audit committee of Home’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Home’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Home’s internal controls over financial reporting. These disclosures were made in writing by management to Home’s auditors and audit committee and a copy has previously been made available to Cascade. There is no reason to believe that Home’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2010, (i) neither Home nor any of its Subsidiaries, nor, to the knowledge of Home, any director, officer, auditor, accountant or representative of Home or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Home or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Home or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Home or any of its Subsidiaries, whether or not employed by Home or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Home or any of its officers, directors, employees or agents to the Board of Directors of Home or any committee thereof or to the knowledge of Home, to any director or officer of Home.

3.7 Broker’s Fees.  With the exception of the engagement of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereunder, neither Home nor any Home Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Home has disclosed to Cascade as of the date hereof the aggregate fees provided for in connection with the engagement by Home of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2012, no event or events (including Actions (as defined in Section 3.9(a)) have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home.

(b) Since December 31, 2012, to the date hereof, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Home and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

(c) Neither Home nor any of its Subsidiaries has taken any action since September 30, 2013, that, if taken after the date of this Agreement, would constitute a breach of any of the covenants of Home contained in Section 5.2.

3.9 Legal Proceedings.

(a) There is no material action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) (or basis therefor) pending or, to the knowledge of Home, threatened against or affecting Home or any of its Subsidiaries, any of their respective properties or any of their respective assets. Since January 1, 2010, (i) there have been no subpoenas, written demands or document requests received by Home or any of its Subsidiaries from any Governmental Entity, except such as are received by Home or any of its Subsidiaries in the ordinary course of business or as are not, individually or in the aggregate, material to Home taken as a whole, and (ii) no Governmental Entity has requested that Home or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand or document request.

(b) There is no material injunction, order, judgment, decree or regulatory restriction imposed upon Home, any of its Subsidiaries or the assets or properties of Home or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Company or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of Home and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns that were required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Home nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of Home and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid other than Taxes that have been reserved or accrued on the balance sheet of Home or its Subsidiaries or which Home and/or its Subsidiaries is contesting in good faith. Each of Home and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Home nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Home and its Subsidiaries for all years to and including 2008 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Home nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Home and its Subsidiaries or the assets of Home and its Subsidiaries. Home has made available to

Cascade true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Home nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Home and its Subsidiaries). Neither Home nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Home) or (ii) has any liability for the Taxes of any person (other than Home or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Home nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Home nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any predecessor provision), and neither Home nor any of its Subsidiaries has been notified of, or to the knowledge of Home or its Subsidiaries has participated in, a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Home been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Liens for Taxes upon the assets of Home or any of its Subsidiaries other than Liens for current Taxes not yet due and payable. As of the date hereof, neither Home nor its Subsidiaries has knowledge of any conditions which exist or which may fail to exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No claim has ever been made by any Governmental Entity in a jurisdiction where Home or a Home Subsidiary does not file Tax Returns that Home or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither Home nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code. Neither Home nor any of its Subsidiaries has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Set forth in Section 3.11(a) of the Home Disclosure Schedule is a true, correct and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, health, disability or life insurance, supplemental retirement, salary continuation and other welfare and benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance and change in control plans, programs, arrangements, contracts and agreements to or with respect to which Home or any Subsidiary or any trade or business of Home or any of its Subsidiaries, whether or not incorporated, all of which together with Home would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Home ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Home or any of its Subsidiaries or any Home ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Home or any of its Subsidiaries or any Home ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “Home Benefit Plans”).

(b) Home has heretofore made available to Cascade true and complete copies of each of the Home Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any Home Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination letter, if any, relating to a Home Benefit Plan, and (iv) the most recently prepared actuarial report for each Home Benefit Plan (if applicable) for each of the last two (2) years.

(c) Each Home Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Home nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Home Benefit Plan, and neither Home nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Home has previously made available to Cascade each Home Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each a “Home Qualified Plan”). The IRS has issued a favorable determination letter with respect to each Home Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Home, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Home Qualified Plan or the related trust or increase the costs relating thereto. No trust funding of any Home Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Home Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) No Home Benefit Plan is subject to Title IV or Section 302 of ERISA.

(g) None of Home and its Subsidiaries nor any Home ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Home and its Subsidiaries nor any Home ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Except as set forth in Section 3.11(h) of the Home Disclosure Schedule, neither Home nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Home Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Home Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Home.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course of business) or other Actions which have been asserted or instituted, and, to Home’s knowledge, no set of circumstances exists which may reasonably give rise to any Action against the Home Benefit Plans, any fiduciaries thereof with respect to their duties to the Home Benefit Plans or the assets of any of the trusts under any of the Home Benefit Plans which could reasonably be expected to result in any material liability of Home or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Home Benefit Plan, or any other party.

(k) None of Home and its Subsidiaries nor any Home ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Home Benefit Plans or their related trusts, Home, any of its Subsidiaries, any Home ERISA Affiliate or any person that Home or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Home or any of its Subsidiaries, or result in any limitation on the right of Home or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Home Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Home or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code. Neither Home nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Home or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle. No Home Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise. Home has made available to Cascade true, correct and complete copies of estimated Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(m) There are no pending or, to Home’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Home or any of its Subsidiaries, or any strikes or other material labor disputes against Home or any of its Subsidiaries. Neither Home nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Home or any of its Subsidiaries and, to the knowledge of Home, there are no organizing efforts by any union or other group seeking to represent any employees of Home or any of its Subsidiaries.

3.12 SEC Reports.  As of their respective filing dates, no Home Report (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. For purposes of this Agreement, “Home Reports” means each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Home pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act since December 31, 2009. As of their respective dates, all Home Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Home has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Home Reports.

3.13 Compliance with Applicable Law.  Home and each of its Subsidiaries holds, and has at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Home, and to the knowledge of Home no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Home and each of its Subsidiaries complies, and has complied at all times since December 31, 2010, in all material respects with and is not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Home or any of its Subsidiaries, or their respective assets, properties, operations or employees, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Home Federal Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Home, or its Subsidiaries, or to the knowledge of Home, any director, officer, employee, agent or other person acting on behalf of Home or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Home or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Home or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Home or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Home or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Home or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Home or any of its Subsidiaries, or is currently subject to any United States sanctions administered by Treasury’s Office of Foreign Assets Control.

3.14 Certain Contracts.

(a) Set forth in Section 3.14(a) of the Home Disclosure Schedule is a true, correct and complete list of all contracts, arrangements, commitments or understandings (whether written or oral) in effect as of the date hereof to which Home or any of its Subsidiaries is a party to or bound by (i) with respect to the payment of fees, compensation or benefits to any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Cascade, Home, the Surviving Company, or any of their respective Subsidiaries to any director, officer, employee or service provider thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Home or any of its affiliates or upon consummation of the Merger or the Bank Merger will restrict the ability of the Surviving Company or any of its affiliates to engage in any line of business and such requirement is not terminable by Home or its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) (including any Home Benefit Plan) pursuant to which any of the benefits thereunder will be increased, or the vesting of the benefits will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Home or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank of Seattle and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Home or its Subsidiaries, (ix) that involves the payment by Home or any of its Subsidiaries of more than fifty thousand dollars ($50,000) per annum or two hundred thousand dollars ($200,000) in the aggregate (other than any such contracts which are terminable by Home or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), (x) that obligates Home or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis (other than any such contracts which are terminable by Home or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice) or (xi) that provides for contractual indemnification of more than ten thousand dollars ($10,000) to any director, officer, employee or service provider. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) is referred to herein as a “Home Contract.”

(b) To the knowledge of Home, (i) each Home Contract is valid and binding on Home or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Home and each of its Subsidiaries has performed all material obligations required to be performed by it to date under each Home Contract, (iii) each third-party counterparty to each Home Contract has performed all material obligations required to be performed by it to date under such Home Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Home or any of its Subsidiaries under any such Home Contract. No Home Default will occur under any Home Contract by virtue of the consummation of any of the transactions contemplated by this Agreement.

3.15 Agreements with Regulatory Agencies.  Neither Home nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Home Disclosure Schedule, a “Home Regulatory Agreement”), nor has Home or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Home Regulatory Agreement.

3.16 Risk Management Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Home, any of its Subsidiaries or for the account of a customer of Home or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of the applicable Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Home or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)), and are in full force and effect. Home and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Home’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17 Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Home, Home and its Subsidiaries are in compliance with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no Actions, or, to the knowledge of Home, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Home or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the knowledge of Home, threatened (in writing issued to Home or its Subsidiaries) against Home or any of its Subsidiaries, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home. To the knowledge of Home, there is no reasonable basis at this time to conclude that any Actions referenced in the preceding sentence will impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home. As of the date of this Agreement, neither Home nor any of its Subsidiaries is a party to any written agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

3.18 Investment Securities and Commodities.

(a) Each of Home and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Home or its Subsidiaries. Such securities and commodities are valued on the books of Home in accordance with GAAP in all material respects.

(b) Home and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Home believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Home has made available to Cascade the material terms of such policies, practices and procedures.

3.19 Real Property.  Home or a Home Subsidiary (a) has good title to all the real property reflected in the latest audited balance sheet included in the Home Reports as being owned by Home or a Home Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Home Owned Properties”), free and clear of all Liens, except (i) as noted in the latest balance sheet included in the Home Reports, (ii) statutory Liens securing payments not yet due, (iii) Liens for real property Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and reflected in the Home Reports, (iv) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Home Reports (except for leases that have expired by their terms since the date thereof) (the “ Home Leased Properties” and, collectively with the Home Owned Properties, the “Home Real Property”), and is in possession of the properties purported to be leased thereunder, and to Home’s knowledge each such lease is valid without default thereunder by the lessee or the lessor. There are no pending or, to the knowledge of Home, threatened condemnation proceedings against the Home Real Property.

3.20 Intellectual Property.  Home and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Home: (a) (i) the use of any Intellectual Property by Home and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Home or any Home Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Home or any of its Subsidiaries that Home or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to Home’s knowledge, no person is challenging, infringing on or otherwise violating any right of Home or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Home or its Subsidiaries, and (c) neither Home nor any Home Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Home or any Home Subsidiary, and Home and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Home and its Subsidiaries necessary for the conduct of its business as currently conducted. For purposes of this Agreement, “Intellectual Property” means: trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; computer programs, whether in source code or object code form (including any and all software implementation algorithms), databases and compilations (including any and all data and collections of data); and any similar intellectual property or proprietary rights.

3.21 Related Party Transactions.  There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions in excess of one hundred twenty thousand dollars ($120,000), between Home or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Home or any of its Subsidiaries or any person who beneficially owns (calculated in accordance with Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Home Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Home) on the other hand, except those of a type available to employees of Home or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

3.22 State Takeover Laws.  The Board of Directors of Home has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby Sections 3-601 through 3-605 of the MGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.23 Reorganization.  Neither Home nor any of its Subsidiaries has taken any action and Home is not aware of any fact or circumstance that would reasonably be expected to prevent either the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion.  Prior to the execution of this Agreement, Home has received the oral opinion (to be confirmed in writing) from Keefe, Bruyette & Woods, Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to the shareholders of Home. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Home Information.  The information relating to Home and its Subsidiaries that is provided by Home or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Cascade or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. For the avoidance of doubt, Home shall have no responsibility for the truth or accuracy of any information with respect to Cascade or any of its Subsidiaries contained in the S-4 or the Joint Proxy Statement or in any document submitted to, or other communication with, any Regulatory Agency.

3.26 Loan Portfolio.

(a) As of the date hereof, neither Home nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Home or any Subsidiary of Home is a creditor that, as of September 30, 2013, was over ninety (90) days or more delinquent in payment of principal or interest (excluding any Loan that is a covered asset under a Shared-Loss Agreement), or (ii) Loans with any director, executive officer or 5% or greater shareholder of Home or any of its Subsidiaries, or to the knowledge of Home, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the Home Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Home and its Subsidiaries that, as of September 30, 2013, were classified by Home as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” or “Loss,” or words of similar import, together with the principal amount thereof and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans, by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Home or any of its Subsidiaries that, as of September 30, 2013, was classified as “Other Real Estate Owned” and the book value thereof, indicating in the case of subparts (A) and (B) whether the Loan or asset is a covered asset under a Shared-Loss Agreement.

(b) To Home’s knowledge, each Loan of Home and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Home and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Other than the purchased Loans described in Section 3.26(c) of the Home Disclosure Schedule and as set forth in Section 3.26(g), each Loan originated, administered and/or serviced by Home or any of its Subsidiaries was originated, and administered and/or serviced by Home or a Home Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Home and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) in effect at the time of origination and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Home or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Home or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Home or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Home nor any of its Subsidiaries is now nor has it ever been since December 31, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Home and its Subsidiaries have administered and serviced the Loans and leases purchased in July 2009 and August 2010 by Home Federal Bank from the FDIC as Receiver for Community First Bank and LibertyBank, in all material respects, in accordance with the relevant notes or other credit or security documents, the requirements of the Shared-Loss Agreements and with all applicable federal, state and local laws, regulations and rules.

3.27 Insurance.  Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Home, (a) Home and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Home reasonably has determined to be prudent and consistent with industry practice, and Home and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Home and its Subsidiaries, Home or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28 Shared-Loss Agreements.  To the knowledge of Home, Home Federal Bank (i) has not been underpaid or overpaid any amounts under the Shared-Loss Agreements by the FDIC, as Receiver, (ii) has timely and properly filed all reports and documents with the FDIC, as Receiver, in accordance with the terms of the Shared-Loss Agreements, and (iii) is not in default or violation of any of its duties or obligations under any of the Shared-Loss Agreements.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Home in this Article III, neither Home nor any other person makes any express or implied representation or warranty with respect to Home, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Home hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Home nor any other person makes or has made any representation or warranty to Cascade or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Home, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Home in this Article III, any oral or written information presented to Cascade or any of its affiliates or representatives in the course of their due diligence investigation of Home, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Home acknowledges and agrees that neither Cascade nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CASCADE

Except (a) as disclosed in the disclosure schedule delivered by Cascade to Home concurrently herewith (the “Cascade Disclosure Schedule”), provided, that (i) no item is required to be set forth in the Cascade Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Cascade Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Cascade that such item represents an exception or fact, event or circumstance that is, or is reasonably likely to result in, a Material Adverse Effect on Cascade, and (iii) any disclosures made in the Cascade Disclosure Schedule with respect to a Section of Article IV shall be deemed to qualify (A) any other Section of Article IV specifically referenced or cross-referenced in the Cascade Disclosure Schedule and (B) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Cascade Reports (as defined in Section 4.12) filed with or furnished to the SEC by Cascade since December 31, 2010 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Cascade hereby represents and warrants to Home that the representations and warranties contained in this Article IV are true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article IV Standard or as otherwise provided in this paragraph. No representation or warranty of Cascade contained in this Article IV shall be deemed to be untrue or incorrect, and Cascade shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events has had or is reasonably expected to have a Material Adverse Effect on Cascade, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties (the “Article IV Standard”), except as set forth immediately below. The Article IV Standard shall not apply to: (x) the representations and warranties of Cascade set forth in Section 4.2(a), Section 4.7 and Section 4.8(a), which shall be true and correct (other than, in the case of Section 4.2(a), to the extent such failure to be true and correct is immaterial) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and (y) the representations and warranties of Cascade set forth in Section 4.1(b) (but only with respect to the banking Subsidiaries of Cascade), Section 4.2(b) (but only with respect to the banking Subsidiaries of Cascade), Section 4.3(a) and Section 4.6(a) which shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date.

4.1 Corporate Organization.

(a) Cascade is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon, and is a bank holding company duly registered under the BHC Act. Cascade has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Cascade. True and complete copies of the articles of incorporation of Cascade (the “Cascade Articles”) and bylaws of Cascade (the “Cascade Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Cascade to Home.

(b) Each Subsidiary of Cascade (a “Cascade Subsidiary” or a “Subsidiary of Cascade”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Cascade, and (iii) has all requisite corporate or entity power and authority to own or lease its properties and assets as presently owned, operated or leased and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Cascade to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Cascade that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and to the knowledge of Cascade, no proceedings for the termination of such insurance are pending or threatened. Cascade’s Annual Report on Form 10-K for the year ended December 31, 2012 includes a true and complete list of all Significant Subsidiaries of Cascade, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, as of the date hereof. True and complete copies of the organization and governing documents of each such Significant Subsidiary, as in effect as of the date hereof, have been previously made available by Cascade to Home.

4.2 Capitalization.

(a) The authorized capital stock of Cascade currently consists of 100,000,000 shares of Cascade Common Stock and 5,000,000 shares of preferred stock, no par value, of which no shares of preferred stock are issued or outstanding. As of October 21, 2013, there were (i) 47,588,460 shares of Cascade Common Stock issued and outstanding, including 367,660 shares of Cascade Common Stock granted in respect of outstanding awards of restricted Cascade Common Stock under a Cascade Stock Plan (a “Cascade Restricted Stock Award”), (ii) 112,690 shares of Cascade Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Cascade Common Stock granted under a Cascade Stock Plan (“Cascade Stock Options”), (iii) 4,566,355 shares of Cascade Common Stock reserved for issuance pursuant to future grants under the Cascade Stock Plans and (iv) no other shares of capital stock or other securities of Cascade issued, reserved for issuance or outstanding. As used herein, the term “Cascade Stock Plans” means all employee and director equity incentive plans of Cascade in effect as of the date of this Agreement, true and complete copies of which have been previously made available by Cascade to Home. All of the issued and outstanding shares of Cascade Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Cascade may vote. Except as set forth in its most recent Annual Report on Form 10-K, as of the date hereof, no subordinated debt securities of Cascade or any of its Subsidiaries are issued or outstanding. Other than Cascade Stock Options outstanding on the date of this Agreement and Cascade Restricted Stock Awards not included above as outstanding Cascade Common Stock, as of the date hereof, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Cascade to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of capital stock or other securities. To the knowledge of Cascade, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Cascade Common Stock or other equity interests of Cascade other than the Amended and Restated Securities Purchase Agreement between Cascade and David F. Bolger, dated November 16, 2010, the Amended and Restated Securities Purchase Agreement between Cascade and BOTC Holdings LLC, dated November 16, 2010, the Securities Purchase Agreement between Cascade and LG C-Co, LLC, dated November 16, 2010, the Securities Purchase Agreement between Cascade and WLR CB AcquisitionCo LLC, dated November 16, 2010, and the Securities Purchase Agreement between Cascade, Weichert Enterprise LLC and the other parties thereto, dated November 16, 2010. Neither Cascade nor any Cascade Subsidiary is currently deferring interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates.

(b) Cascade owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Cascade Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Cascade Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other security of such Subsidiary.

4.3 Authority; No Violation.

(a) Cascade has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Cascade. The Board of Directors of Cascade has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Cascade and its shareholders and has directed that this Agreement and the issuance of shares of Cascade Common Stock contemplated by this Agreement be submitted to Cascade’s shareholders for approval at a meeting of such shareholders. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Cascade Common Stock and approval of the issuance of Cascade Common Stock pursuant to this Agreement by a majority of the votes cast by holders of Cascade Common Stock (together, the “Requisite Cascade Vote”) and the adoption and approval of the Bank Merger Agreement by Cascade as the sole shareholder of Cascade Bank, no other corporate proceedings on the part of Cascade or any Cascade Subsidiary are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Cascade and (assuming due authorization, execution and delivery by Home) constitutes a valid and binding obligation of Cascade, enforceable against Cascade in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). Subject to obtaining the Requisite Cascade Vote, the Cascade Common Stock to be issued in the Merger, has been (or will be) validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Cascade will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Cascade, nor the consummation by Cascade or any of its Subsidiaries of the transactions contemplated hereby, nor compliance by Cascade or any Cascade Subsidiary with any of the terms or provisions hereof, will (i) violate any provision of the Cascade Articles, the Cascade Bylaws or the organization or governing documents of any Cascade Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Cascade, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Cascade or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Cascade or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Cascade.

(c) The Board of Directors of Cascade Bank has adopted the Bank Merger Agreement, Cascade, as the sole shareholder of Cascade Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement will be duly executed by Cascade Bank on the date of this Agreement.

4.4 Consents and Approvals.  Except for the filings, notices, consents and approvals referred to in Section 3.4 hereof and the filing with the SEC of the S-4 and a proxy statement in definitive form, which will be part of the S-4, relating to the meeting of Cascade’s shareholders to be held in connection with this

Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Cascade Proxy Statement” and, together with the Proxy Statement, the “Joint Proxy Statement”), no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Cascade of this Agreement or (ii) the consummation by Cascade of the Merger and the consummation by Cascade or any Cascade Subsidiary of the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Cascade is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports.  Cascade and each of its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with any Regulatory Agency, including any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Cascade. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Cascade and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Cascade, investigation into the business or operations of Cascade or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Cascade. There (x) is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Cascade or any of its Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Cascade or any of its Subsidiaries since January 1, 2010, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Cascade.

4.6 Financial Statements.

(a) The financial statements of Cascade and its Subsidiaries included (or incorporated by reference) in the Cascade Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Cascade and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Cascade and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Cascade and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. BDO USA, LLP has not resigned (or informed Cascade that it intends to resign) or been dismissed as independent public accountants of Cascade as a result of or in connection with any disagreements with Cascade on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Cascade, as of the date hereof, neither Cascade nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Cascade included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Cascade and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Cascade or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Cascade. Cascade (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Cascade, including its Subsidiaries, is accumulated and communicated to the chief executive officer and the chief financial officer of Cascade by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Cascade’s outside auditors and the audit committee of Cascade’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Cascade’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Cascade’s internal controls over financial reporting. These disclosures were made in writing by management to Cascade’s auditors and audit committee and a copy has previously been made available to Home. There is no reason to believe that Cascade’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2010, (i) neither Cascade nor any of its Subsidiaries, nor, to the knowledge of Cascade, any director, officer, auditor, accountant or representative of Cascade or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Cascade or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Cascade or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Cascade or any of its Subsidiaries, whether or not employed by Cascade or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Cascade or any of its officers, directors, employees or agents to the Board of Directors of Cascade or any committee thereof or to the knowledge of Cascade, to any director or officer of Cascade.

4.7 Broker’s Fees.  With the exception of the engagement of Macquarie Capital (USA) Inc. related to the Merger and the other transactions contemplated hereunder, neither Cascade nor any Cascade Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2012, no event or events including Actions have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Cascade.

(b) Since December 31, 2012 to the date hereof, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Cascade and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Cascade, neither Cascade nor any of its Subsidiaries is a party to any, and there are no pending or, to Cascade’s knowledge, threatened Actions against Cascade or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree or regulatory restriction imposed upon Cascade, any of its Subsidiaries or the assets or properties of Cascade or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Company or any of its affiliates).

4.10 Taxes and Tax Returns.  Each of Cascade and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns that were required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Cascade nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of Cascade and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid other than Taxes that have been reserved or accrued on the balance sheet of Cascade or its Subsidiaries or which Cascade and/or its Subsidiaries is contesting in good faith. Each of Cascade and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Cascade nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Cascade and its Subsidiaries for all years to and including 2007 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Cascade nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Cascade and its Subsidiaries or the assets of Cascade and its Subsidiaries. Cascade has made available to Home true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Cascade nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Cascade and its Subsidiaries). Neither Cascade nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Cascade) or (b) has any liability for the Taxes of any person (other than Cascade or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Cascade nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Cascade nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any predecessor provision) and neither Cascade nor any of its Subsidiaries has been notified of, or to the knowledge of Cascade or its Subsidiaries has participated in, a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has Cascade been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no Liens for Taxes upon the assets of Cascade or any of its Subsidiaries other than Liens for current Taxes not yet due and payable. As of the date hereof, neither Cascade nor its Subsidiaries has knowledge of any conditions which exist or which may fail to exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No claim has ever been made by any Governmental Entity in a jurisdiction where Cascade or a Cascade Subsidiary does not file Tax Returns that Cascade or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither Cascade nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code. Neither Cascade nor any of its

Subsidiaries has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.

4.11 Employees.

(a) For purposes of this Agreement, the term “Cascade Benefit Plans” means all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, health disability or life insurance, supplemental retirement, salary continuation and other welfare and benefit plans, programs or arrangements, and all material retention, bonus, employment, termination, severance and change in control plans, programs, arrangements, contracts or agreements to or with respect to which Cascade or any Cascade Subsidiary or any trade or business of Cascade or any of its Subsidiaries, whether or not incorporated, all of which together with Cascade would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “Cascade ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Cascade or any of its Subsidiaries or any Cascade ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Cascade or any of its Subsidiaries or any Cascade ERISA Affiliate.

(b) Each Cascade Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Cascade nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, U.S. Department of Labor or any other Governmental Entity with respect to any Cascade Benefit Plan, and neither Cascade nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c) With respect to each Cascade Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each a “Cascade Qualified Plan”), the IRS has issued a favorable determination letter with respect to such Cascade Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Cascade, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Cascade Qualified Plan or the related trust or increase the costs relating thereto. No trust funding of any Cascade Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) Each Cascade Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(e) No Cascade Benefit Plan is subject to Title IV or Section 302 of ERISA.

(f) None of Cascade and its Subsidiaries nor any Cascade ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or a Multiple Employer Plan, and none of Cascade and its Subsidiaries nor any Cascade ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) All contributions required to be made to any Cascade Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Cascade Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Cascade.

(h) There are no pending or threatened claims (other than claims for benefits in the ordinary course of business) or other Actions which have been asserted or instituted, and, to Cascade’s knowledge, no set of circumstances exists which may reasonably give rise to any Action against the Cascade Benefit Plans, any fiduciaries thereof with respect to their duties to the Cascade Benefit Plans or the assets of any of the trusts under any of the Cascade Benefit Plans which could reasonably be expected to result in any material liability of Cascade or any of its Subsidiaries to any Governmental Entity any Multiemployer Plan, a Multiple Employer Plan, any participant in a Cascade Benefit Plan, or any other party.

(i) None of Cascade and its Subsidiaries nor any Cascade ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Cascade Benefit Plans or their related trusts, Cascade, any of its Subsidiaries, any Cascade ERISA Affiliate or any person that Cascade or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Cascade or any of its Subsidiaries (other than a payment, right or benefit that has been waived in writing by such person), or result in any limitation on the right of Cascade or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Cascade Benefit Plan or related trust.

(k) There are no pending or, to Cascade’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Cascade or any of its Subsidiaries, or any strikes or other material labor disputes against Cascade or any of its Subsidiaries. Except as listed in Section 4.11(k) of the Cascade Disclosure Schedule, neither Cascade nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Cascade or any of its Subsidiaries and, to the knowledge of Cascade, there are no organizing efforts by any union or other group seeking to represent any employees of Cascade or any of its Subsidiaries.

4.12 SEC Reports.  As of their respective filing dates, no Cascade Report (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. For purposes of this Agreement, “Cascade Reports” means each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Cascade pursuant to the Securities Act or the Exchange Act since December 31, 2009. As of their respective dates, all Cascade Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Cascade has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Cascade Reports.

4.13 Compliance with Applicable Law.  Cascade and each of its Subsidiaries holds, and has at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Cascade, and to the knowledge of Cascade no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Cascade and each of its Subsidiaries complies, and has complied at all times since December 31, 2010, in all material respects with and is not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Cascade or any of its Subsidiaries, or their respective assets, properties, operations or employees, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each Cascade Subsidiary that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Cascade, or its Subsidiaries, or to the knowledge of Cascade, any director, officer, employee, agent or other person acting on behalf of Cascade or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Cascade or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Cascade or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Cascade or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Cascade or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Cascade or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Cascade or any of its Subsidiaries, or is currently subject to any United States sanctions administered by Treasury’s Office of Foreign Assets Control.

4.14 Agreements with Regulatory Agencies.  Neither Cascade nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Cascade Disclosure Schedule, a “Cascade Regulatory Agreement”), nor has Cascade or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Cascade Regulatory Agreement.

4.15 Risk Management Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Cascade, any of its Subsidiaries or for the account of a customer of Cascade or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of the applicable Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Cascade or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Cascade and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Cascade’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16 Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Cascade, Cascade and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no Actions, or, to the knowledge of Cascade, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Cascade or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Cascade or any of its Subsidiaries, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Cascade. To the knowledge of Cascade, there is no reasonable basis for any such Action that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Cascade. Neither Cascade nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

4.17 Investment Securities and Commodities.

(a) Each of Cascade and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Cascade or its Subsidiaries. Such securities and commodities are valued on the books of Cascade in accordance with GAAP in all material respects.

(b) Cascade and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Cascade believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Cascade has made available to Home the material terms of such policies, practices and procedures.

4.18 Real Property.  Cascade or a Cascade Subsidiary (a) has good title to all the real property reflected in the latest audited balance sheet included in the Cascade Reports as being owned by Cascade or a Cascade Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Cascade Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances (substituting for purposes hereof Cascade Reports for Home Reports), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Cascade Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Cascade Leased Properties” and, collectively with the Cascade Owned Properties, the “Cascade Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (substituting for purposes hereof Cascade Reports for Home Reports), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Cascade’s knowledge, the lessor. There are no pending or, to the knowledge of Cascade, threatened condemnation proceedings against the Cascade Real Property.

4.19 Intellectual Property.  Cascade and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Cascade: (a) (i) the use of any Intellectual Property by Cascade and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Cascade or any Cascade Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Cascade or any of its Subsidiaries that Cascade or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to Cascade’s knowledge, no person is challenging, infringing on or otherwise violating any right of Cascade or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Cascade or its Subsidiaries, and (c) neither Cascade nor any Cascade Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Cascade or any Cascade Subsidiary, and Cascade and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Cascade and its Subsidiaries necessary for the conduct of its business as currently conducted.

4.20 Related Party Transactions.  There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Cascade or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Cascade or any of its Subsidiaries or any person who beneficially owns (calculated in accordance with Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Cascade Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Cascade), on the other hand, except those of a type available to employees of Cascade or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

4.21 Reorganization.  Neither Cascade nor any of its Subsidiaries has taken any action and Cascade is not aware of any fact or circumstance that would reasonably be expected to prevent either the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.22 Cascade Information.  The information relating to Cascade and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Cascade and its Subsidiaries that is provided by Cascade or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 and Joint Proxy Statement (except for such portions thereof that relate only to Home or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and Exchange Act, respectively, and the rules and regulations thereunder. For the avoidance of doubt, Cascade shall have no responsibility for the truth or accuracy of any information with respect to Home or any of its Subsidiaries contained in the S-4 or the Joint Proxy Statement or in any document submitted to, or other communication with, any Regulatory Agency.

4.23 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 4.23(a) of the Cascade Disclosure Schedule, neither Cascade nor any of its Subsidiaries is a party to (i) any written or oral Loan in which Cascade or any Subsidiary of Cascade is a creditor with an outstanding balance of five hundred thousand dollars ($500,000) or more and under the terms of which the obligor was, as of September 30, 2013, over ninety (90) days or more delinquent in payment of principal or interest or (ii) Loans with any director, executive officer or 5% or greater shareholder of Cascade or any of its Subsidiaries, or to the knowledge of Cascade, any affiliate of any of the foregoing.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on Cascade, each Loan of Cascade and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Cascade and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on Cascade, each outstanding Loan of Cascade and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Cascade and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) There are no outstanding Loans made by Cascade or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Cascade or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Neither Cascade nor any of its Subsidiaries is now nor has it ever been since December 31, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.24 Insurance.  Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Cascade, (a) Cascade and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Cascade reasonably has determined to be prudent and consistent with industry practice, and Cascade and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Cascade and its Subsidiaries, Cascade or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.25 Ownership of Home Common Stock.  Neither Cascade nor any of its Subsidiaries owns any Home Common Stock, other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties.

4.26 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Cascade in this Article IV, neither Cascade nor any other person makes any express or implied representation or warranty with respect to Cascade, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Cascade hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Cascade nor any other person makes or has made any representation or warranty to Home or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Cascade, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Cascade in this Article IV, any oral or written information presented to Home or any of its affiliates or representatives in the course of their due diligence investigation of Cascade, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Cascade acknowledges and agrees that neither Home nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Home Conduct of Businesses Prior to the Effective Time.

(a) Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Cascade, during the period from the date of this Agreement to the Effective Time, Home shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Home or Cascade or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals (as defined in Section 7.1(e)) or to consummate the transactions contemplated hereby.

(b) Home shall pay or accrue all Transaction Costs through the date of the Final Closing Statement.

5.2 Home Forbearances.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, except as set forth in the Home Disclosure Schedule or as required by applicable law or a Governmental Entity, Home shall not, and shall not permit any of its Subsidiaries, without the prior written consent of Cascade (which shall not be unreasonably withheld or delayed with respect to subsections (d), (g), (m), (n) and (r)), to:

(a) Capital Stock.  Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any rights to acquire any such capital stock or ownership interest except for the issuance of Home Common Stock pursuant to the exercise of Home Stock Options outstanding on the date hereof.

(b) Other Securities.  Issue any other capital securities, including trust preferred or other similar securities, or other securities, debentures or subordinated notes.

(c) Dividends, Etc.  (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than (A) dividends from wholly owned Subsidiaries to Home or to another wholly owned Subsidiary of Home or (B) the regular quarterly cash dividend on Home Common Stock in an amount not to exceed $0.06 per share, provided (x) the declaration and payment thereof shall be made in accordance with past practices and will not result in the receipt of a duplicating dividend on Cascade Common Stock to be received in the Merger and (y) no such dividend shall be declared or paid if the payment thereof would adversely affect the ability of Home to satisfy the closing condition set forth in Section 7.2(d)); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or rights.

(d) Compensation; Employment, Etc.  (i) Enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control or similar agreement or arrangement with any director, officer or employee of Home or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to rank and file employees, in each case in the ordinary course of business consistent with past practice, (C) severance to rank and file employees in accordance with past practice and (D) changes that are required by applicable law; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or a more senior position; (iv) pay aggregate expenses of more than fifteen thousand dollars ($15,000) in the aggregate for employees and directors to attend conventions or similar meetings after the date hereof; or (v) waive or release any person from any non-competition or non-solicitation covenant or agreement.

(e) Benefit Plans.  Except as required by law, enter into, establish, adopt, modify, amend, renew or terminate any Home Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder.

(f) Dispositions.  Sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value; or sell or transfer any portion of its deposit liabilities.

(g) Leases or Licenses.  Enter into, modify, amend or renew any data processing contract, service provider agreement or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property under which Home or any of its Subsidiaries is obligated to pay more than fifty thousand dollars ($50,000) and which is not terminable by Home or its Subsidiaries with sixty (60) days notice or less without penalty, payment or other conditions (other than the condition of notice); or permit to lapse its rights in any material Intellectual Property.

(h) Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any person, except as otherwise permitted by other subsections of this Section 5.2.

(i) Loans, Loan Participations and Servicing Rights.  Sell or acquire any Loans (excluding originations) or Loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving Cascade or Cascade Bank a first right of refusal to acquire such Loan or participation); or sell or acquire any servicing rights.

(j) Governing Documents.  Amend its organizational documents (or similar governing documents).

(k) Accounting Methods.  Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.

(l) Contracts.  Enter into or terminate any Home Contract or amend or modify in any material respect or renew any existing Home Contract.

(m) Claims.  Except in the ordinary course of business consistent with past practice and involving an amount not in excess of twenty-five thousand dollars ($25,000) (exclusive of any amounts paid directly or reimbursed to Home or any of its Subsidiaries under any insurance policy maintained by Home or any of its Subsidiaries), settle any Action. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims which, in the aggregate, could reasonably be determined to be material to Home and its Subsidiaries, taken as a whole.

(n) Foreclose.  Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report thereon; provided, however, that neither Home nor any of its Subsidiaries shall be required to obtain such a report with respect to one-to-four family, non-agricultural residential property of five (5) acres or less to be foreclosed upon unless it has reason to believe that such property contains hazardous substances known or reasonably suspected to be in violation of, or require remediation under, Environmental Laws.

(o) Deposit Taking and Other Bank Activities.  In the case of Home Federal Bank: (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.

(p) Investments.  (i) Purchase any equity securities or purchase any debt securities, other than securities (A) rated “AA” or higher by either Standard and Poor’s Ratings Services or Moody’s Investor Service, (B) with a weighted average life of not more than three (3) years and (C) otherwise in the ordinary course of business consistent with its current investment policy; (ii) enter into or acquire any derivatives contract or structured note; or (iii) enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

(q) Capital Expenditures.  Purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of fifty thousand dollars ($50,000) individually or one hundred and fifty thousand dollars ($150,000) in the aggregate, except for emergency repairs or replacements.

(r) Lending.  (i) Make any material changes in its policies concerning Loan underwriting or which classes of persons may approve Loans, or fail to comply with its existing policies relating to such matters; or (ii) make any Loans or extensions of credit except in the ordinary course of business consistent with past practice, provided any unsecured Loan or extension of credit in excess of one million dollars ($1,000,000) or any secured loan or extension of credit in excess of five million dollars ($5,000,000) shall require the prior written approval of the Chief Credit Officer of Cascade Bank or his designee, which approval or rejection shall be given in writing within two (2) business days after the loan package is delivered to such individual.

(s) Joint Ventures and Real Estate Development Operations.  Engage in any new joint venture, partnership, limited liability company or similar activity; make any new or additional investment in any existing joint venture, partnership, limited liability company or similar activity; or engage in any new real estate development or construction activity.

(t) Adverse Actions.  Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code; (ii) any of Home’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (iii) any of the conditions set forth in Article VII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(u) Risk Management.  Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices;

(ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(v) Indebtedness and Guaranties.  Incur any indebtedness for borrowed money; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(r).

(w) Charitable Contributions.  Make any charitable or similar contributions, except in amounts not to exceed five thousand dollars ($5,000) individually, and twenty thousand dollars ($20,000) in the aggregate.

(x) New Lines of Business.  Develop, market or implement any new line of business.

(y) Tax Matters.  Make, change or revoke any tax election, file any amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any liability with respect to disputed Taxes.

(z) Performance of Obligations.  Take any action that is likely to materially impair Home’s ability to perform any of its obligations under this Agreement or Home Federal Bank to perform any of its obligations under the Bank Merger Agreement.

(aa) Commitments.  Agree or commit to do any of the foregoing.

5.3 Cascade Conduct of Business Prior to the Effective Time.  Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Home, during the period from the date of this Agreement to the Effective Time, Cascade shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Home or Cascade or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals or to consummate the transactions contemplated hereby.

5.4 Cascade Forbearances.  Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Entity, or with the prior written consent of Home during the period from the date of this Agreement to the Effective Time, Cascade shall not, and shall not permit any of its Subsidiaries to:

(a) Capital Stock.  Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any rights to acquire any such capital stock or ownership interest, except for the issuance of Cascade Common Stock pursuant to the exercise of Cascade Stock Options outstanding on the date hereof or the issuance of any Cascade Common Stock, Cascade Stock Options, Cascade Restricted Stock Awards or similar equity grants made after the date hereof pursuant to the Cascade Stock Plans consistent with past practice.

(b) Other Securities.  Issue any other capital securities, including trust preferred or other similar securities, or other securities, debentures or subordinated notes.

(c) Governing Documents.  Amend the Cascade Articles or Cascade Bylaws or similar governing documents of any of its Significant Subsidiaries in a manner that would adversely affect Home or any of its Subsidiaries.

(d) Indebtedness and Guaranties.  Incur any indebtedness for borrowed money or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business; provided, however, that Cascade shall not be prohibited from (i) drawing on Cascade’s credit facility in effect on the date hereof, (ii) incurrence of any indebtedness in connection with the transactions contemplated in this Agreement or (iii) incurrence of any indebtedness by Cascade Bank so long as, in the case of each of clauses (i) – (iii), any such indebtedness is not reasonably likely to result in a commitment or option to convert or redeem such indebtedness in Cascade Common Stock.

(e) Adverse Actions.  Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a “reorganization” under Section 368(a) of the Code; (ii) any of Cascade’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (iii) any of the conditions set forth in Article VII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(f) Performance Obligations.  Take any action that is likely to materially impair Cascade’s ability to perform any of its obligations under this Agreement or Cascade Bank to perform any of its obligations under the Bank Merger Agreement. Nothing herein shall affect the unilateral right of Cascade or Cascade Bank to abandon the Bank Merger and terminate the Bank Merger Agreement as provided in the Bank Merger Agreement.

(g) Commitments.  Agree or commit to do any of the foregoing.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) As promptly as practicable following the date of this Agreement, Cascade shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included. Each of Cascade and Home shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the S-4 or any related matters. Each of Home and Cascade shall use its commercially reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the S-4 being declared effective, Home and Cascade shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Cascade shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Home shall furnish all information concerning Home and the holders of Home Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to Home or Cascade, or any of their respective affiliates, directors or officers, should be discovered by Home or Cascade that should be set forth in an amendment or supplement to either the S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to Home’s shareholders.

(b) In addition to their obligations pursuant to Section 6.1(a), Cascade shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or “Blue Sky” laws and regulations promulgated thereunder and provide Home with copies of any such filings. Cascade shall advise Home, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Cascade Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Joint Proxy Statement or the S-4, comments thereon from the SEC’s staff and each party’s responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Joint Proxy Statement or the S-4 shall be filed without the approval of each of Home and Cascade, which approval shall not be unreasonably withheld, delayed or conditioned.

(c) Subject to the terms and conditions set forth in this Agreement, Cascade and Home shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Home (in the case of Cascade) or Cascade (in the case of Home) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, expirations or terminations of waiting periods under the HSR Act or other antitrust laws, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Regulatory Agencies or other Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain expirations or terminations of waiting periods under the HSR Act or other antitrust laws, an approval or waiver from, or to avoid an action or proceeding by, any Regulatory Agency or other Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. In furtherance (but not in limitation) of the foregoing, Cascade shall, and shall cause Cascade Bank to, use commercially reasonable efforts to file any required applications, notices or other filings with the Federal Reserve Board, the Idaho Department, the Oregon Division and the FDIC within forty-five (45) days after the date hereof. Home and Cascade shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Home or Cascade, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies, and other Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(d) Each of Cascade and Home shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Cascade, Home or any of their respective Subsidiaries to any Regulatory Agency or other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) Each of Cascade and Home shall promptly advise the other upon receiving any communication from any Regulatory Agency or other Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.2(e)).

6.2 Access to Information; Current Information; Attendance at Meetings.

(a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Home and Cascade shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period from the date hereof to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party all other information concerning its business, properties and personnel as the other Party may reasonably request. Without limiting the foregoing, but subject to the other terms of this Section 6.2(a), Home shall consult with Cascade, and allow Cascade the opportunity to reasonably participate in, at Cascade’s cost, and keep Cascade reasonably informed with respect to, any litigation brought by any shareholders of Home against Home or any of its directors or officers. Home shall also provide the officers of Cascade and/or Cascade Bank with access to the personnel of Home Federal Bank relating to post-Merger duties, responsibilities and potential contractual arrangements to be effective on or after the Effective Time. Neither Home nor Cascade, nor any of their Subsidiaries, shall be required to provide access to or to disclose information (i) where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) relating to its board’s, officers’, employees’, agents’, investment bankers’, or financial advisers’ consideration or deliberation of the transactions contemplated hereby or, in the case of Home, except as expressly required herein, an Acquisition Proposal. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of part (i) of the preceding sentence apply.

(b) Subject to the terms herein, Home shall permit, and shall cause its Subsidiaries to permit, Cascade and/or an environmental consulting firm selected by Cascade, at the sole expense of Cascade, to conduct such Phase I and/or Phase II environmental audits, studies and tests on real property currently owned, leased or operated by Home or any of its Subsidiaries. In the event any subsurface or Phase II site assessments are conducted (which assessments shall be at Cascade’s sole expense), Cascade shall (a) indemnify Home and its Subsidiaries for all costs and expenses associated with all damages, including but not limited to personal injury and property damage (including but not limited to returning the property to its condition prior to the Phase II) arising from or related to such assessments, (b) obtain and maintain itself, or cause all contractors who perform such assessments to obtain and maintain, insurance in coverage types and amounts, and by insurance carriers, reasonably acceptable to Home, and shall provide certificates of such insurance to Home at least ten (10) days before commencing such work, and (c) deliver to Home, no later than fifteen (15) days before commencing any and all such assessment work, a workplan prepared by the consultant who will perform the assessment work, which workplan shall identify details of the proposed assessment work to be conducted on behalf of Cascade, and which workplan shall be subject to review and approval by Home, prior to the commencement of any such assessment work, which approval shall not be unreasonably withheld.

(c) Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Home shall, upon the request of Cascade, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of Cascade regarding the financial condition, operations and business of Home and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. As soon as reasonably available, but in no event more than five (5) business days after filing, Home will deliver to Cascade all reports filed by it or any of its Subsidiaries with any Regulatory Agency or other Government Entity subsequent to the date hereof, including all financial and call reports filed with the Federal Reserve Board, the FDIC and the Idaho Department. Home will also deliver to Cascade as soon as practicable all quarterly and annual financial statements of Home and its Subsidiaries prepared with respect to periods ending subsequent to June 30, 2013. As soon as practicable after the end of each month, Home will deliver to Cascade in electronic form (i) the monthly deposit and loan trial balances of Home Federal Bank, (ii) the monthly analysis of Home Federal Bank’s investment portfolio and (iii) monthly balance sheet and income statement of Home and its Subsidiaries.

(d) The Chief Executive Officer or Chief Financial Officer of Cascade or Cascade Bank or either of their designees (not to exceed one (1) person in the aggregate at any meeting) shall be invited and entitled to attend all meetings of the Home Board of Directors and the board of directors of Home Federal Bank (and loan and executive committee meetings); provided, however, such individuals (i) will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions of such boards or committees, (ii) shall be excluded from any portions of such meetings involving (A) discussion relating to the transactions contemplated by this Agreement or an Acquisition Proposal, (B) matters for which the inclusion of such individuals would or could reasonably be expected to violate applicable law, regulation or orders, decrees or determinations of a Government Entity, or (C) discussions relating to matters which are otherwise reasonably deemed by the Home Board of Directors to be confidential (together, “Home Board Confidential Matters”). Board packages and notices shall be submitted by Home and Home Federal Bank to the Chief Executive Officer of Cascade for distribution to Cascade’s designated attendees simultaneously with their submission to board members; provided information relating to Home Board Confidential Matters may be excluded therefrom. The Chief Credit Officer of Cascade Bank or his designee shall be invited and entitled to attend all recurring credit related meetings of Home Federal Bank; provided, however, such individual will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions.

(e) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of September 25, 2013 (the “Confidentiality Agreement”).

(f) No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3 Shareholder Meeting.

(a) Home shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Maryland and the Home Articles and Home Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the “Home Shareholder Meeting”) for the purpose of obtaining the Requisite Home Vote within ten (10) days following the date the S-4 is declared effective under the Securities Act (the “Notice Date”) and (B) schedule the Home Shareholder Meeting to take place on a date that is within forty-five (45) days after the Notice Date; (ii) use its commercially reasonable best efforts to (x) cause the Home Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Requisite Home Vote; and (iii) subject to Section 6.8, include in the Proxy Statement the recommendation that the Home shareholders approve this Agreement and the Merger (the “Home Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, Home shall not be required to hold the Home Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Home Shareholder Meeting.

(b) Cascade shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Oregon and the Cascade Articles and Cascade Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the “Cascade Shareholder Meeting”) for the purpose of obtaining the Requisite Cascade Vote within ten (10) days following the Notice Date and (B) schedule the Cascade Shareholder Meeting to take place on a date that is within forty-five (45) days after the Notice Date; (ii) use its commercially reasonable best efforts to (x) cause the Cascade Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Requisite Cascade Vote; and (iii) subject to this 6.3(b), include in the Cascade Proxy Statement the recommendation that the Cascade shareholders approve this Agreement and the issuance of Cascade Common Stock pursuant to this Agreement (the “Cascade Board Recommendation”). The Board of Directors of Cascade shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Home, the Cascade Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Home the Cascade Board Recommendation (any such action, a “Cascade Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of Cascade (including any committee thereof) may, at any time prior to obtaining the Requisite Cascade Vote, effect a Cascade Change in Recommendation if the Board of Directors of Cascade (or any committee thereof) determines in good faith (after consultation with counsel) that the failure to make a Cascade Change in Recommendation would result in a violation of its fiduciary duties under applicable law; provided, however, that the Board of Directors of Cascade (or applicable committee thereof) may not make a Cascade Change in Recommendation until at least four (4) business days following Home’s initial receipt of written notice that the Board of Directors of Cascade (or applicable committee thereof) intends to make such Cascade Change in Recommendation and the reasons therefor, and, taking into account any amendment or modification to this Agreement proposed by Home, the Board of Directors of Cascade (or applicable committee thereof) determines in good faith (after consultation with counsel) that the failure to make a Cascade Change in Recommendation would result in a violation of its fiduciary duties under applicable law. Notwithstanding anything to the contrary contained in this Agreement, Cascade shall not be required to hold the Cascade Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Cascade Shareholder Meeting.

6.4 Reservation of Common Stock; NASDAQ Listing.

(a) Cascade agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of Cascade Common Stock to fulfill its obligations under this Agreement.

(b) Cascade shall use its commercially reasonable best efforts to cause the shares of Cascade Common Stock to be issued to the holders of Home Common Stock in the Merger to be authorized for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.5 Employee Matters.

(a) Following the Effective Time, Cascade shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time employees of Home and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation programs which, in the aggregate, are substantially comparable to the employee benefits and compensation programs that are made available on a uniform and non-discriminatory basis to similarly situated employees of Cascade or its Subsidiaries (other than Home and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Cascade or its Subsidiaries; and (ii) until such time as Cascade shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Cascade or its Subsidiaries (other than Home and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans and compensation programs of Home and its Subsidiaries that are continued by Cascade or a Cascade Subsidiary shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Cascade Benefit Plans may commence at different times with respect to each Cascade Benefit Plan).

(b) To the extent that a Covered Employee becomes eligible to participate in a Cascade Benefit Plan, Cascade shall cause such Cascade Benefit Plan to (i) recognize full-time years of prior service from the date of most recent hire of such Covered Employee with Home or its Subsidiaries for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the Effective Time under a comparable Home Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; and (ii) with respect to any Cascade Benefit Plan that is a health, dental, vision plan or other similar plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Cascade or its applicable Subsidiary shall use its commercially reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Cascade or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Home Benefit Plan in which such

Covered Employee participated immediately prior to the Effective Time, and (B) recognize any health, dental, vision or other similar expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c) Prior to the Effective Time, Home shall take, and cause its Subsidiaries to take, all actions necessary or appropriate to cause the Home Federal Bank 401(k) and Employee Stock Ownership Plan (the “Home KSOP”) to be terminated immediately prior to the Effective Time. Such actions shall include amending the Home KSOP to allocate any excess amounts in the Unallocated Reserve (as defined in the Home KSOP) that may exist after consummation of the Merger. Upon termination of the Home KSOP, all affected participants shall become fully vested in their accounts under the Home KSOP determined in accordance with the terms of the Home KSOP and applicable law. As soon as reasonably practicable (but no later than thirty (30) days) after the Effective Time, Cascade shall apply for and use reasonable best efforts to obtain a favorable determination letter from the IRS that the termination of the Home KSOP does not adversely affect the tax qualified status of the Home KSOP under Section 401(a) of the Code (the “Final Determination Letter”). As soon as reasonably practicable, Home shall cooperate with Cascade as reasonably necessary for Cascade to timely apply for the determination letter in accordance with the preceding sentence. As soon as practicable after receipt of such Final Determination Letter, distribution of benefits under the Home KSOP shall be made to the Home KSOP participants in compliance with the terms of the Home KSOP and the Final Determination Letter.

(d) Prior to the Effective Time, Home shall take, and shall cause its Subsidiaries to take, all actions requested by Cascade that may be necessary or appropriate to (i) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Home Benefit Plan for such period as may be requested by Cascade, or (ii) facilitate the merger of any Home Benefit Plan into any employee benefit plan maintained by Cascade or a Cascade Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(d) shall be subject to Cascade’s prior review and approval, which shall not be unreasonably withheld.

(e) At the Effective Time, Cascade shall, or it shall cause Cascade Bank to, assume and honor the post-Effective Time obligations of Home and/or its Subsidiaries under (i) the Home General Severance Plan, (ii) each Home Deferred Compensation Plan and (iii) each Home Change in Control Agreement.

(f) Nothing in this Section 6.5 shall be construed to limit the right of Cascade or any of its Subsidiaries (including, following the Closing Date, any Home Subsidiary) to amend or terminate any Home Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan. Nor shall anything in this Section 6.5 be construed to require Cascade or any of its Subsidiaries (including, following the Closing Date, any Home Subsidiary) to retain the employment of any particular Covered Employee for any period of time following the Closing Date.

6.6 Officers’ and Directors’ Insurance; Indemnification.

(a) For six (6) years from and after the Effective Time, Cascade shall maintain officers’ and directors’ liability insurance covering the persons who are presently covered by Home’s current officers’ and directors’ liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least substantially equivalent to the terms of said current policy and with an insurance carrier reasonably acceptable to Home, provided that it shall not be required to expend in the aggregate during the coverage period more than an amount equal to 200% of the annual premium most recently paid by Home (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto, and further provided that if Cascade is unable to maintain or obtain the insurance called for by this Section 6.6(a), Cascade shall use commercially reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request Home to obtain such tail coverage at Cascade’s expense prior to the Closing Date; provided, further, that officers and directors of Home or its

Subsidiaries may be required to make application and provide customary representations and warranties to Cascade’s insurance carrier for the purpose of obtaining such insurance.

(b) For a period of six (6) years from and after the Effective Date, Cascade shall, and shall cause its Subsidiaries to, maintain and preserve the rights to indemnification of Home’s and its Subsidiaries’ officers, employees, directors and agents to the maximum extent permitted by any of the Home Articles, Home Bylaws, the governing documents of Home’s applicable Significant Subsidiaries, and applicable law with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including the Merger, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or Regulatory Agencies.

(c) In connection with the indemnification provided pursuant to Section 6.6(b), Cascade and/or a Cascade Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each such indemnified person to the fullest extent permitted by law and Regulatory Agencies (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such indemnified person or multiple indemnified persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to Cascade and (ii) will cooperate in the defense of any such matter.

(d) This Section 6.6 shall survive the Effective Time, is intended to benefit each indemnified person (each of whom shall be entitled to enforce this Section against Cascade from and after the Effective Time), and shall be binding on all successors and assigns of Cascade.

(e) In the event Cascade or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons, then, and in each such case, proper provision shall be made so that the successors and assigns of Cascade assume the obligations set forth in this Section 6.6.

6.7 Exemption from Liability Under Section 16(b).  Home and Cascade agree that, in order to most effectively compensate and retain Home Insiders, both prior to and after the Effective Time, it is desirable that Home Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Home Common Stock into shares of Cascade Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.7. Assuming Home delivers to Cascade in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Home subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Home Insiders”), the Board of Directors of Cascade and of Home, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of Home Common Stock and Restricted Shares by the Home Insiders, and any acquisitions of Cascade Common Stock, or the stock issued pursuant to Section 1.4, by any Home Insiders who, immediately following the Merger, will be officers or directors of the Surviving Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.8 No Solicitation.

(a) Home agrees that, except as expressly permitted by Section 6.8(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, and employees (the “Home Individuals”) not to, and will use its commercially reasonable best efforts to cause Home’s and its Subsidiaries’ agents, advisors and controlled affiliates, accountants, legal counsel and financial advisors (the “Home Representatives”) not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets (“Home Confidential Information”) to, or have any discussions with, any person relating to, any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.8(a), at any time from the date of this Agreement and prior to obtaining the Requisite Home Vote, in the event Home receives a written, unsolicited Acquisition Proposal (as defined in Section 6.8(e)) and the Board of Directors of Home determines in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, Home may, and may permit its Subsidiaries and the Home Individuals and the Home Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Home than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), (ii) furnish or cause to be furnished Home Confidential Information to the person or persons making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement, and (iii) negotiate and participate in such negotiations or discussions with the person or persons making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Home determines in good faith (following consultation with counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law.

(c) The Board of Directors of Home shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Cascade, the Home Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Cascade the Home Board Recommendation (any such action, a “Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of Home (including any committee thereof) may, at any time prior to obtaining the Requisite Home Vote, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Home determines in good faith (after consultation with counsel) constitutes a Superior Proposal; provided, however, that the Board of Directors of Home may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given Cascade at least four (4) business days, following Cascade’s initial receipt of written notice that the Board of Directors of Home (or applicable committee thereof) has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by Cascade, the Board of Directors of Home (or applicable committee thereof) determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal. In the event any such Acquisition Proposal ceases to constitute a Superior Proposal and is thereafter amended or modified, such amended or modified Acquisition Proposal shall require Home to give a new notice to Cascade in accordance with this Section 6.8(d) (except that the notice period shall be three (3) business days instead of four (4) business days) before the Board of Directors of Home (or applicable committee thereof) can make a Change in Recommendation or terminate this Agreement pursuant to Section 8.1(f).

(d) Home will promptly (and in any event within two (2) business days) advise Cascade in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Cascade apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a current basis.

(e) As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Home or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Home or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a written Acquisition Proposal that the Board of Directors of Home concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of “Superior Proposal,” the references to “more than 20%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

6.9 Notification of Certain Matters.  Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Each of Home and Cascade shall promptly inform the other in writing upon receiving notice of any Action by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.

6.10 Correction of Information.  Each of Home and Cascade shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account the Article III Standard or Article IV Standard, as applicable, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.

6.11 Certain Policies.  Prior to the Effective Time, to the extent permitted by law, Home shall, and shall cause its Significant Subsidiaries to, consistent with GAAP and on a basis reasonably satisfactory to Cascade, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied prior to the Effective Time on a basis that is consistent with that of Cascade and its Significant Subsidiaries; provided, however, that Home shall not be obligated to take any such action pursuant to this Section 6.11 unless and until (a) Cascade irrevocably acknowledges to Home in writing that all conditions to its obligation to consummate the Merger have been satisfied; (b) Cascade irrevocably waives in writing any and all rights that it may have to terminate this Agreement; and (c) the Requisite Home Vote has been obtained.

6.12 System Integration.  From the date hereof until the Effective Time, Home shall cause Home Federal Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Home Federal Bank’s data processing consultants and software providers to, cooperate and assist Home Federal Bank and Cascade Bank in connection with the planned electronic and systematic conversion of all applicable data of Home Federal Bank to the Cascade Bank system to occur after the Effective Time, including the training of Home Federal Bank employees without undue disruption to Home Federal Bank’s business, during normal business hours and at the expense of Cascade or Cascade Bank (not to include Home Federal Bank’s employee payroll).

6.13 Coordination; Integration.  Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Home shall cause the Chief Executive Officer and Chief Financial Officer of Home Federal Bank to assist and confer with the officers of Cascade Bank, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of Cascade Bank, as the resulting institution in the Bank Merger.

6.14 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Cascade and Home shall each use its commercially reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the opinions set forth in Section 7.3(c).

(c) The Chief Financial Officer of each of Cascade and Home shall execute and deliver to Hunton & Williams LLP, special tax counsel for Cascade, and Vorys, Sater, Seymour and Pease, LLP, special tax counsel for Home, certificates substantially in the form agreed to by the Parties and such firms at such time or times as may reasonably be requested by such firms, including at the time the S-4 is filed with the SEC and the Effective Time, in connection with such special tax counsel’s respective delivery of its tax opinion pursuant to Section 7.3(c). Each of Cascade and Home shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.14(c).

6.15 Delivery of Agreements.  Home shall cause the executed Voting Agreements and Non-Compete Agreements to be delivered to Cascade prior to or simultaneously with the execution and delivery of this Agreement.

6.16 Pre-Closing Deliveries.  At least ten (10) business days prior to the Closing Date, Home shall deliver to Cascade a statement (the “Initial Closing Statement”) setting forth (i) the Home Closing Tangible Net Worth in balance sheet format, (ii) the Final Transaction Costs and (iii) updated 280G calculations with respect to each disqualified individual, in each case with all necessary and appropriate supporting information and documentation that is satisfactory to Cascade. Home shall also update the Initial Closing Statement following its delivery, if necessary, to reflect any changes therein. In the event Cascade disputes any item in the Initial Closing Statement, the Parties shall confer in good faith to resolve any such dispute. The term “Final Closing Statement” shall mean the Initial Closing Statement, as it may be adjusted pursuant to this Section 6.16 to reflect any changes or resolve any disputes, as reasonably agreed upon by the Parties at least two (2) business days prior to the Closing Date.

ARTICLE VII
CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations.  The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Home and Cascade, at or prior to the Closing Date, of the following conditions:

(a) Shareholder Approval.  The Requisite Home Vote and the Requisite Cascade Vote shall have been obtained.

(b) NASDAQ Listing.  The shares of Cascade Common Stock to be issued in exchange for Home Common Stock in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e) Regulatory Approvals.  All regulatory authorizations, consents, orders or approvals from (A) the Federal Reserve Board, the FDIC, the Idaho Department and the Oregon Division, as applicable and (B) any other approvals set forth in Section 3.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Company, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Cascade.  The obligation of Cascade to effect the Merger is also subject to the satisfaction or, to the extent permitted by law, waiver by Cascade, at or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Home set forth in Article III shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article III Standard or the last sentence of the introductory paragraph of Article III, whichever is applicable. Cascade shall have received a certificate signed on behalf of Home by the Chief Executive Officer and the Chief Financial Officer of Home to the foregoing effect.

(b) Performance of Obligations of Home.  Home shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Cascade shall have received a certificate signed on behalf of Home by the Chief Executive Officer or the Chief Financial Officer of Home to such effect.

(c) Third Party Consents.  Home shall have obtained the written consent of the counterparties to the contracts set forth on Exhibit E, in form and substance reasonably satisfactory to Cascade, to enable Cascade or a Cascade Subsidiary to receive the full benefit under such contracts following the consummation of the transaction contemplated by this Agreement.

(d) Minimum Home Closing Tangible Net Worth.  The Home Closing Tangible Net Worth shall not be less than one hundred fifty million dollars ($150,000,000).

(e) Regulatory Approvals.  All Requisite Regulatory Approvals shall have been obtained without the imposition of any condition or requirement which, individually or in the aggregate, is reasonably expected by Cascade to have a Material Adverse Effect on the Surviving Company (an “Unduly Burdensome Condition”).

(f) Shared-Loss Agreements.  Home or Home Federal Bank shall have secured written consents from the FDIC, as Receiver, under all applicable Shared-Loss Agreements to ensure that there will be no adverse change in loss coverage under any of the Shared-Loss Agreements by reason of the consummation of any of the transactions contemplated by this Agreement. Such written consents shall be reasonably satisfactory to Cascade.

7.3 Conditions to Obligations of Home.  The obligation of Home to effect the Merger is also subject to the satisfaction or, to the extent permitted by law, waiver by Home, at or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Cascade set forth in Article IV shall be true and correct as of the date of this Agreement and (except to the extent such representatives and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article IV Standard or the last sentence of the introductory paragraph of Article IV, whichever is applicable. Home shall have received a certificate signed on behalf of Cascade by the Chief Executive Officer and the Chief Financial Officer of Cascade to the foregoing effect.

(b) Performance of Obligations of Cascade.  Cascade shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Home shall have received a certificate signed on behalf of Cascade by the Chief Executive Officer or the Chief Financial Officer of Cascade to such effect.

(c) Tax Opinion.  Home shall have received an opinion of Vorys, Sater, Seymour and Pease, LLP and a copy of the opinion of Hunton & Williams LLP rendered to Cascade, each dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and in the case of the opinion of Hunton & Williams LLP, that the Bank Merger will not adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Vorys, Sater, Seymour and Pease, LLP and Hunton & Williams LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of Cascade and Home as referenced to in Section 6.14(c).

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action authorized by the Board of Directors of a Party, whether before or after the Requisite Home Vote or the Requisite Cascade Vote, as applicable, as follows:

(a) by mutual written consent of the Parties;

(b) by either Home or Cascade, if (i) (A) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or (B) any Governmental Entity of competent jurisdiction shall have, in connection with a Requisite Regulatory Approval, issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger or (ii) any Governmental Entity of competent jurisdiction shall have, other than in connection with a Requisite Regulatory Approval, issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if such denial is attributable to the failure of such Party to perform any covenant in this Agreement required to be performed prior to the Effective Time;

(c) by either Home or Cascade, if the Merger shall not have been consummated on or before June 30, 2014 unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

(d) by either Home or Cascade (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Home, in the case of a termination by Cascade, or Cascade, in the case of a termination by Home, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within twenty (20) days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Cascade if (i) the Board of Directors of Home (or any committee thereof) shall have failed to make the Home Board Recommendation or made a Change in Recommendation, or (ii) Home shall have materially breached any of the provisions set forth in Section 6.8;

(f) by Home prior to obtaining the Requisite Home Vote in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.8; provided, however, that Home has (i) not materially breached the provisions of Section 6.8, and (ii) complied with its payment obligation under Section 8.4(b);

(g) by either Home or Cascade, if the provisions of Section 8.1(e) are not applicable and the shareholders of Home fail to provide the Requisite Home Vote at the Home Shareholder Meeting or at an adjournment or postponement thereof;

(h) by Home if the Board of Directors of Cascade (or any committee thereof) shall have failed to make the Cascade Board Recommendation or made a Cascade Change in Recommendation;

(i) by either Home or Cascade, if the provisions of Section 8.1(h) are not applicable and the shareholders of Cascade fail to provide the Requisite Cascade Vote at the Cascade Shareholder Meeting or at an adjournment or postponement thereof; or

(j) by Home within two (2) business days after the tenth (10th) day immediately preceding the Closing Date if:

(i)	the Cascade Average Closing Price is less than $4.25 but not less than $4.00 (as such price is appropriately adjusted for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Cascade Common Stock declared or effected after the date hereof and prior to the tenth (10th) day immediately preceding the Closing Date) and the number obtained by dividing the Cascade Average Closing Price by $5.75 (the “Closing Price Change Ratio”) is less than the number obtained by (A) dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and (B) then multiplying the quotient so obtained by 0.90 (the “Index Change Ratio”); or
(ii)	the Cascade Average Closing Price is less than $4.00 (as such price is appropriately adjusted for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Cascade Common Stock declared or effected after the date hereof and prior to the tenth (10th) day immediately preceding the Closing Date); provided however, that Home shall not have the right to terminate this Agreement pursuant to Section 8.1(j) if Cascade agrees in writing, within two (2) business days after receipt of written notice from Home of its intent to terminate this Agreement pursuant to this Section 8.1(j), (x) in the case of a termination pursuant to Section 8.1(j)(i), to increase the Aggregate Stock Consideration by a number of shares of Cascade Common Stock obtained by multiplying 24,309,066 (as appropriately adjusted for any reverse stock split, recapitalization, reclassification, or similar transaction with respect to the then outstanding shares of Cascade Common Stock declared or effected after the date hereof and prior to the tenth (10th) day immediately preceding the Closing Date) by the difference between the Index Change Ratio and the Closing Price Change Ratio or (y) in the case of a termination pursuant to Section 8.1(j)(ii), that the Aggregate Stock Consideration shall be equal to a number of shares of Cascade Common Stock equal to the quotient obtained by dividing $97,236,264 by the Cascade Average Closing Price.

For purposes of this Section 8.1(j), the following terms shall have the meaning indicated below:

“Final Index Price” means (a) the sum of the Final Average Price for each company comprising the Index Group, divided by (b) nine (9).

“Final Average Price” means, with respect to any company belonging to the Index Group, the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded for the twenty (20) trading days immediately preceding the tenth (10th) day prior to the Closing Date.

“Index Group” means the 9 financial institutions listed on Exhibit F attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal to acquire any such company at any time during the period beginning on the date hereof and ending on the eleventh (11th) day immediately preceding the Closing Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date hereof and ending on the eleventh (11th) day immediately preceding the Closing Date, such company will be removed from the Index Group, and the remaining companies will be adjusted proportionately for the purposes of the determining the Final Index Price and the Initial Index Price.

“Initial Index Price” (a) means the sum of the Initial Price for each Index Group member, divided by (b) nine (9).

“Initial Price” means the price per share of the common stock of each company comprising the Index Group, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the date of this Agreement, which amount may be adjusted as described hereinabove in the definition of “Index Group.”

The party desiring to terminate this Agreement pursuant to any of clause (b) through (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.  In the event of termination of this Agreement by either Home or Cascade as provided in Section 8.1 and subject to the provisions of Section 8.4, this Agreement shall forthwith become void and have no effect, and none of Home, Cascade, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating party shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement and (iii) no termination shall relieve or release any Party with respect to fraud.

8.3 Fees and Expenses.  Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne by Home, and costs and expenses of printing and mailing the Cascade Proxy Statement and all filing and other fees in connection with any filing with the SEC, which shall be borne by Cascade, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Termination Fee.

(a) If this Agreement is terminated pursuant to Section 8.1(e) or Section 8.1(f), then Home shall immediately following such termination, pay Cascade an amount equal to $8,000,000 (the “Termination Fee”) in same-day funds.

(b) If this Agreement is terminated pursuant to Section 8.1(b)(i) or Section 8.1(h), then Cascade shall immediately following such termination, pay Home an amount equal to the Termination Fee in same-day funds.

(c) If this Agreement is terminated by either party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within one (1) year of such termination Home or any of its Significant Subsidiaries either (A) enters into a definitive agreement with respect to an Acquisition Proposal or (B) consummates an Acquisition Proposal, Home shall immediately pay Cascade the Termination Fee in same-day funds. For purposes of clauses (A) and (B) above, the reference to 20% in the definition of Acquisition Proposal shall be 50%.

(d) The payment of the Termination Fee shall fully discharge Home or Cascade, as applicable, from any and all liability under this Agreement and related to the transactions contemplated herein, and the other Party shall not be entitled to any other relief or remedy against such Party except with respect to fraud or a willful and material breach of any of the provisions of this Agreement. Moreover, if the Termination Fee is payable pursuant to Section 8.1(e)(ii), Cascade shall have the right to pursue any and all remedies available to it against Home on account of the willful and material breach by Home of Section 6.8 in lieu of accepting the Termination Fee under Section 8.4(a). Except as otherwise provided herein, Home may pursue any and all remedies available to it against Cascade on account of a willful and material breach by Cascade of any of the provisions of this Agreement.

8.5 Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Home or Cascade; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Home, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.6 Extension; Waiver.  At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

9.1 Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place on a date no later than the last day of the month (but no earlier than five (5) business days) after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless determined by mutual agreement of the Parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Cascade, to:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon 97701
Attention: Terry E. Zink, President and Chief Executive Officer
Facsimile: (541) 617-3602

with a copy to:

Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention: Peter Weinstock
Facsimile: (214) 740-7182

Hunton & Williams LLP
Riverfront Plaza — East Tower
951 E. Byrd Street
Richmond, Virginia 23219
Attention: Steven M. Haas
Facsimile: (804) 343-4864

(b)	if to Home, to:

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651
Attention: Len E. Williams, Chief Executive Officer
Facsimile: (208) 468-5011

with a copy to:

Vorys, Sater, Seymour and Pease, LLP
301 East Fourth Street
Suite 3500
Cincinnati, Ohio 45202
Attention: Kimberly J. Schaefer
Facsimile: (513) 852-7892

9.4 Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “person” shall include, as applicable, an individual or any corporation, partnership, limited liability company, bank or other organization or any Governmental Entity or Agency. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

9.6 Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law; Jurisdiction.

(a) This Agreement and the transactions contemplated herein, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution or performance, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware (other than the mandatory provisions of Idaho law and Oregon law), without reference to the conflict of laws principles thereof.

(b) Each of the Parties (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts sitting in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby or any facts and circumstances leading to its or their execution or performance, (ii) agrees that all such claims in respect of any such action, suit or proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the

Court of Chancery, then such action, suit or proceeding shall be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts, (iv) agrees not to bring any action, suit or proceeding against the other Party arising out of or relating to this Agreement or any of the transactions contemplated hereby or any facts and circumstances leading to its or their execution or performance in any other courts and (v) waives any defense of inconvenient forum to the maintenance of any action, suit or proceeding so brought. Each of the Parties agrees to waive any bond, surety or other security that might be required of any other Party with respect to any action, suit or proceeding, including any appeal thereof.

(c) Each of the Parties agrees that service of any process, summons, notice or document delivered in accordance with Section 9.3 shall be effective service of process for any action, suit or proceeding brought against it by the other Party in connection with this Section 9.7, provided that nothing contained herein shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(d) WAIVER OF TRIAL BY JURY.  THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION THEREWITH.

9.8 Publicity.  Neither Home nor Cascade shall, and neither Home nor Cascade shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Cascade, in the case of a proposed announcement or statement by Home, or Home, in the case of a proposed announcement or statement by Cascade; provided, however, that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NASDAQ.

9.9 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended from and after the Effective Time to benefit each indemnified person referenced therein, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement.

9.10 Specific Performance; Time of the Essence.  The Parties agree that irreparable damage would occur and that they would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled to specific performance of the terms hereof and to obtain injunctions to prevent breaches hereof, without the necessity of demonstrating irreparable harm or posting of any bond, security or other undertaking, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.

Cascade and Home have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CASCADE BANCORP

By:	/s/ Terry E. Zink Name: Terry E. Zink Title: President and Chief Executive Officer

HOME FEDERAL BANCORP, INC.

By:	/s/ Len E. Williams Name: Len E. Williams Title: President and Chief Executive Officer

Appendix B

FORM OF CASCADE VOTING AGREEMENT

October 23, 2013

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

Ladies and Gentlemen:

Cascade Bancorp (“Cascade”) and Home Federal Bancorp, Inc. (“Home”) have entered into an Agreement and Plan of Merger dated as of October 23, 2013 (the “Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) Home will be merged with and into Cascade (the “Merger”); and (b) the shareholders of Home will receive cash and Cascade common stock from Cascade as stated in the Agreement.

Home has requested, as a condition to its execution and delivery to Cascade of the Agreement, that selected shareholders of Cascade execute and deliver to Home a voting agreement (each a “Voting Agreement”).

The undersigned, being a shareholder of Cascade, in order to induce Home to execute and deliver to Cascade the Agreement, and intending to be legally bound, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all meetings of shareholders of Cascade called to vote for approval of the issuance of Cascade common stock pursuant to the Agreement so that all shares of common stock of Cascade over which the undersigned now, or at the time of any such shareholder meeting, has sole or shared voting power (as set forth on Exhibit A hereto) will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares, except shares as to which the undersigned has ownership or voting control in a fiduciary capacity, in favor of approval of the issuance of Cascade common stock pursuant to the Agreement or otherwise in favor of the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of Cascade);

(b) Agrees not to sell, transfer or otherwise dispose of any common stock of Cascade until after the meeting of Cascade shareholders to vote on the issuance of Cascade common stock pursuant to the Agreement, except for transfers to charities, charitable trusts, or other charitable organizations under Section 50l(c)(3) of the Internal Revenue Code of 1986, as amended, lineal descendants or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Voting Agreement; and

(c) Represents that the undersigned has the capacity to enter into this Voting Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

Nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in the undersigned’s or any of its affiliates’ or associates’ capacity as a member of the Board of Directors or as an officer of Cascade. This Voting Agreement is being entered into by the undersigned solely in his or her capacity as a shareholder of Cascade.

The obligations set forth herein shall terminate concurrently with any termination of the Agreement; provided, however, that in the event of a withdrawal or change of recommendation by the Board of Directors (or any committee thereof) of Cascade with respect to the issuance of Cascade common stock pursuant to the Agreement or the transactions contemplated thereby (the “Transaction”), the number of shares of Cascade common stock subject to this Agreement shall be reduced pro rata with respect to all other shares of Cascade common stock subject to voting agreements in connection with the Transaction such that the total number of shares of Cascade common stock that is subject to voting agreements in connection with the Transaction shall be equal to 40% of the total number of issued and outstanding shares of Cascade common stock.

The undersigned intends to be legally bound hereby.

Sincerely,

By:

Name:

EXHIBIT A

Number of shares as to which this Voting Agreement is subject as of the date hereof because the party hereto has sole or shared voting power and excluding shares for which the ownership or voting control are held in a fiduciary capacity:

Appendix C

FORM OF HOME VOTING AGREEMENT

October   , 2013

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon 97701

Ladies and Gentlemen:

Cascade Bancorp (“Cascade”) and Home Federal Bancorp, Inc. (“Home”) have entered into an Agreement and Plan of Merger dated as of October   , 2013 (the “Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, (a) Home will be merged with and into Cascade (the “Merger”); and (b) the shareholders of Home will receive cash and Cascade common stock from Cascade as stated in the Agreement.

Cascade has requested, as a condition to its execution and delivery to Home of the Agreement, that the directors and executive officers and other selected shareholders of Home execute and deliver to Cascade a voting agreement (each a “Voting Agreement”).

The undersigned, being a director or executive officer or selected shareholder of Home, in order to induce Cascade to execute and deliver to Home the Agreement, and intending to be legally bound, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all meetings of shareholders of Home called to vote for approval of the Agreement and/or the Merger so that all shares of common stock of Home over which the undersigned now has sole or shared voting power will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares, except shares as to which the undersigned has ownership or voting control in a fiduciary capacity, in favor of approval of the Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of Home);

(b) Agrees not to sell, transfer or otherwise dispose of any common stock of Home until after the meeting of Home shareholders to vote on the Agreement, except for transfers to charities, charitable trusts, or other charitable organizations under Section 50l(c)(3) of the Internal Revenue Code of 1986, as amended, lineal descendants or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Voting Agreement, and except also for cashless exercises of options to purchase Home common stock; and

(c) Represents that the undersigned has the capacity to enter into this Voting Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

(d) Nothing herein shall impose any obligation on the undersigned to take any action or omit to take any action in his or her capacity as a member of the Board of Directors or as an officer of Home. This Voting Agreement is being entered into by the undersigned solely in his or her capacity as a shareholder of Home.

The obligations set forth herein shall terminate concurrently with any termination of the Agreement.

The undersigned intends to be legally bound hereby.

Sincerely,

Name:

C-1

Appendix D

Macquarie Capital (USA) Inc.
A Member of the Macquarie Group of Companies

125 West 55th Street New York NY 10019 UNITED STATES	Telephone Tollfree Facsimile Internet	1 212 231 1000 1 800 648 2878 1 212 231 1717 www.macquarie.com

October 22, 2013

PERSONAL AND CONFIDENTIAL

Board of Directors
Cascade Bancorp
1100 North West Wall Street
P.O. Box 369
Bend, OR 97701

Members of the Board of Directors:

We understand that Cascade Bancorp, an Oregon corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated as of October 23, 2013 (the “Definitive Agreement”), with Home Federal Bancorp, Inc., a Maryland corporation (“HOME”). The Definitive Agreement will provide for the merger (the “Merger”) of HOME with and into the Company, pursuant to which the outstanding shares of common stock of HOME, including restricted shares and options, with certain exceptions, will be converted into the right to receive (i) 24,309,066 duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock, and (ii) $120.8 million in cash subject to certain closing adjustments as set forth in the Definitive Agreement. The total consideration paid by the Company in the Merger is referred to herein as the “Merger Consideration”. We understand that at or following the Merger, the Company will be the sole shareholder of Bank of the Cascades, which is the survivor of the bank merger. The terms and conditions of the Merger are more fully set forth in the Definitive Agreement and terms used herein and not defined shall have the meanings ascribed to them in the Definitive Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Merger Consideration to be paid by the Company in the Merger is fair, from a financial point of view, to the Company.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed a draft of the Definitive Agreement dated as of October 21, 2013;
(ii)	Reviewed certain publicly available business and financial information relating to HOME, the Company and their respective subsidiaries that we deemed to be relevant;
(iii)	Reviewed certain non-public internal financial statements and other non-public financial and operating data relating to HOME, the Company and their respective subsidiaries that were prepared and provided to us by the management of HOME and/or the Company and their respective other advisors;

Macquarie Capital (USA) Inc. is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital (USA) Inc.

Cascade Bancorp

(iv)	Reviewed financial projections provided to us by HOME and/or the Company (including potential synergies and cost savings estimates by the Company), and discussed with management of HOME and/or the Company;
(v)	Discussed the past and current operations, financial projections, current financial condition and prospects of HOME and the Company with the respective management teams of HOME and the Company;
(vi)	Reviewed the financial terms of certain publicly available transactions in the industry in which HOME and the Company operate that we deemed relevant;
(vii)	Understand and assume that the Company intends to obtain the cash portion of the consideration through borrowings in approximately the same amount by its bank subsidiary from the Federal Home Loan Bank (the “FHLB”), the proceeds of which will be paid as dividends by the bank to the Company. We further assume that the bank subsidiary will receive all necessary approvals for such dividend; and
(viii)	Performed such other analyses and examinations, made such inquiries, and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking responsibility for independently verifying, the accuracy and completeness of the information reviewed by us or reviewed for us, as well as the due authorization, execution and enforceability of the Definitive Agreement by and with respect to all parties thereto. With respect to the financial projections which were furnished to or discussed with us, we have assumed that such financial projections have been reasonably prepared on bases reflecting the best currently available information and estimates, and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of HOME or the Company, as applicable. We express no view as to any such financial projections or the assumptions on which they are based, including any adjustments made at the Company’s direction.

For purposes of rendering our opinion, we have assumed, with your consent, that the representations and warranties of each party contained in the Definitive Agreement are true and correct, that each party will perform fully all of the covenants and agreements required to be performed by it under the Definitive Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have assumed, with your consent, that the draft of the Definitive Agreement dated as of October 21, 2013 is in substantially final form and that the final execution version of the Definitive Agreement will not vary from this draft in any respect material to our analysis. We have further assumed, with your consent, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction, condition or commitment that would have an adverse effect on HOME, the Company or the consummation of the Merger, or which would be inconsistent with information we have reviewed or our assumptions.

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of HOME, the Company or any of their respective subsidiaries, nor have we been furnished with any such valuations or appraisals. In addition, we have not evaluated the solvency or fair value of HOME, the Company or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency, receivership, conservatorship or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion. We have no obligation to update, revise or reaffirm this opinion.

Cascade Bancorp

We have not been asked to pass upon, and express no opinion with respect to, any matter other than whether, as of the date hereof, the Merger Consideration to be paid by the Company is fair, from a financial point of view, to the Company. We do not express any view on, and our opinion does not address (i) the advisability of any other transaction that the Company may be considering at the present time or the effect of any such transaction on the Company’s current or future financial condition or results of operations or (ii) any other term or aspect of the Definitive Agreement or the Merger, or any agreement or instrument contemplated by the Definitive Agreement or entered into or amended in connection with the Merger. In addition, we do not express any view on, and our opinion does not address, the fairness of the Merger to the holders of any class of securities of the Company or HOME, creditors of the Company or HOME or other constituencies of the Company or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or HOME, or class of such persons, in connection with the Merger, whether relative to the Merger Consideration or otherwise. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company or any other party to the Merger, nor does it address the underlying business decision of the Company, or any other party to the Merger, to engage in the Merger. We are not legal, regulatory, accounting or tax experts and render no opinions thereon and we have assumed the accuracy and completeness of assessments by the Company, any other party to the Merger, their respective affiliates and their respective advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive fees for our services in connection with the Merger, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of business, Macquarie Capital (USA) Inc. or its affiliates may actively trade in the debt and equity securities, or options on securities, of the Company, HOME or any other company that may be involved in the Merger, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may have in the past provided, may be currently providing and in the future may provide financial advisory services to the Company, HOME or their respective affiliates, for which we or such affiliates have received, and expect to receive, compensation. Specifically we have served as a Placement Agent to the Company on a Private Placement.

It is understood that this opinion is addressed to, and is for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Definitive Agreement and, may not, in whole or in part, be quoted, referred to, disclosed to any third party or used for any other purpose, in each case, without our prior written consent. Our opinion does not constitute a recommendation to any Company or HOME stockholder, option holder, holder of Company restricted stock or to HOME as to how such stockholder should act in connection with the Merger. This opinion has been approved and authorized for issuance by a fairness opinion review committee of Macquarie Capital (USA) Inc.

[Signature Page Follows]

Cascade Bancorp

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Merger is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Macquarie Capital (USA) Inc.

Macquarie Capital (USA) Inc.

Appendix E

CONFIDENTIAL

The Board of Directors Home Federal Bancorp, Inc. 500 12th Ave South Nampa, ID 83651	October 22, 2013

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the shareholders of Home Federal Bancorp, Inc. (“Home”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of Home with and into Cascade Bancorp (“Acquiror”). The terms of the Merger are set forth in the draft Agreement and Plan of Merger (the “Agreement”), dated as of October 22, 2013, by and between Home and Acquiror. Pursuant to the terms of the Agreement, at the Effective Time (as defined in the Agreement) each share of common stock, $0.01 par value per share, of Home (the “Common Shares”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in the Agreement) but including Restricted Shares (as defined in the Agreement)) shall be converted into the right to receive the following consideration (the “Merger Consideration”), subject to certain adjustments as set forth in the Agreement: (a) an amount in cash equal to the quotient of (i) $120,800,000 (the “Cash Consideration”) divided by (ii) the aggregate number of Common Shares (including Restricted Shares) issued and outstanding immediately prior to the Effective Time and (b) a number of shares of common stock, $0.01 par value per share, of Acquiror (the “Acquiror Shares”) equal to the quotient of (i) 24,309,066 Acquiror Shares divided by (ii) the aggregate number of Common Shares issued and outstanding immediately prior to the Effective Time (including Restricted Shares). The terms and conditions of the Merger are more fully set forth in the Agreement.

KBW has acted as financial advisor to Home and not as an advisor to, or agent of, any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to Home and Acquiror, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Home or Acquiror for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to the board of directors of Home. We have acted exclusively for the board of directors of Home in rendering this fairness opinion and will receive a fee from Home for our services, a portion of which is payable upon the rendering of this opinion and a portion of which is contingent upon the successful completion of the Merger. Of the portion of our total fee that is payable upon the rendering of this opinion, only part of that amount will be credited against the portion of our total fee which may be paid upon the successful completion of the Merger.

Other than with respect to this present engagement, during the past two years, we have not provided investment banking and financial advisory services to Home. During the past two years, we have not provided investment banking and financial advisory services to Acquiror. We may in the future provide investment banking and financial advisory services to Home or Acquiror and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed, and relied upon material bearing upon the financial and operating condition of Home, Acquiror and the Merger, including among other things, the following: (i) a draft of the Agreement dated October 22, 2013 (the most recent draft made available to us);

(ii) the Annual Reports on Form 10-K for the three years ended December 31, 2012 of Home; (iii) the Annual Reports on Form 10-K for the three years ended December 31, 2012 of Acquiror; (iv) certain interim reports to stockholders and Quarterly Reports of Home, including the Quarterly reports on Form 10-Q for the three months ended March 31, 2013 and June 30, 2013; (v) certain interim reports to stockholders and quarterly reports of Acquiror, including the Quarterly Reports on Form 10-Q of for the three months ended March 31, 2013 and June 30, 2013; (vi) certain other communications from Home and Acquiror to their respective stockholders; and (vii) other financial information concerning the businesses and operations of Home and Acquiror furnished to us by Home and Acquiror for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Home and Acquiror; (ii) the assets and liabilities of Home and Acquiror; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Home and Acquiror with similar information for certain other companies the securities of which are publicly traded; and (v) financial and operating forecasts and projections of Home and Acquiror that were approved for our use by Home and Acquiror and that were prepared by and provided to us by their respective management teams. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of Home and Acquiror regarding the past and current business operations, regulatory relations, financial condition and future prospects of Home and Acquiror and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Home and Acquiror as to the reasonableness and achievability of the financial and operating forecasts and projections prepared by and provided to us by the management teams of Home and Acquiror or that we were otherwise directed to use by such management teams (and the assumptions and bases therefor, including without limitation potential cost savings and operating synergies that may be realized as a result of the Merger), and we have assumed, at the direction of Home and Acquiror, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management and that they provide a reasonable basis upon which we could form our opinion. It is understood that such forecasts and projections were not prepared with the expectation of public disclosure, all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and actual results could vary significantly from those set forth in such projected financial information. We have relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Home or Acquiror since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Home and Acquiror are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Home or Acquiror, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Home or Acquiror under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Merger Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that Home has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Home, the Merger and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Common Shares of the Merger Consideration in the Merger. We express no view or opinion as to any terms or other aspects of the Merger, including without limitation, the form or structure of the Merger, any consequences of the Merger to Home, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Home to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any alternative transactions or strategies that are, have been or may be available to or considered by Home or the board of directors of Home, including without limitation the proposed merger of the Company with and into Banner Corporation that was previously approved by the Board and pursuant to which KBW previously rendered a fairness opinion to the Board on September 24, 2013, (iii) the fairness of the amount or nature of any compensation to any of Home’s officers, directors or employees, or any class of such persons, relative to the compensation to the public holders of Common Shares, (iv) the treatment of, the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of Home other than the Common Shares, or any class of securities of any other party to any transaction contemplated by the Agreement, (v) whether Acquiror has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Cash Consideration at the closing of the Merger, (vi) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, (vii) the prices, trading range or volume at which the securities of either Home or Acquiror will trade following the public announcement of the Merger or the prices, trading range or volume at which the securities of Acquiror will trade following the consummation of the Merger, or (viii) any legal, regulatory, accounting, tax or similar matters relating to Home, Acquiror, their respective shareholders, or relating to or arising out of or as a consequence of the Merger, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the board of directors of Home in connection with its consideration of the financial terms of the Merger. This opinion is not to be used for any other purpose or published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the board of directors of Home in connection with the Merger nor does it constitute a recommendation to the shareholders of Home as to how to vote in connection with the Merger or on any other matter.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

OBCA 60.387 through 60.414 provide for indemnification of directors and officers of corporations. Under the provisions of OBCA 60.394, unless limited by a corporation’s articles of incorporation, a corporation shall indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Except as provided below, Cascade is further authorized to indemnify an individual made a party to a proceeding because the individual is or was a director or officer of Cascade or who, while serving as a director or officer of Cascade, is or was serving at the request of Cascade as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against liability incurred in the proceeding if: (i) the conduct of the individual was in good faith; (ii) the individual reasonably believed that the individual’s conduct was in the best interest of Cascade, or at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. A director’s or officer’s conduct with respect to an employee benefit plan for a purpose the director or officer reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of (ii) above. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director or officer did not meet the standard of conduct described above. Cascade may not indemnify a director or officer in connection with a proceeding by or in the right of Cascade in which the director or officer was adjudged liable to Cascade, or in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer. Indemnification permitted as described in this paragraph in connection with a proceeding by or in the right of Cascade is limited to reasonable expenses incurred in connection with the proceeding.

A determination that a director or officer is entitled to indemnification must be made by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; if a quorum cannot be obtained, then by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceedings; by special legal counsel selected by the board of directors or its committee; or by Cascade stockholders.

A director or officer of Cascade who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. The court, after giving any notice the court considers necessary, may order indemnification if it determines: (i) the director or officer is entitled to mandatory indemnification, in which case the court shall also order Cascade to pay the director’s or officer’s reasonable expenses incurred to obtain court ordered indemnification; or (ii) the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standard of conduct set forth above or was adjudged liable, whether the liability is based on a judgment, settlement or proposed settlement or otherwise.

Cascade’s articles of incorporation, as amended, also eliminate the personal liability of directors of Cascade for monetary damages for conduct as a director, excepting any liability of a director for any act or omission occurring prior to the date of approval of the provision in Cascade’s articles of incorporation, as amended, and excepting any liability of a director for (i) any breach of the director’s duty of loyalty to Cascade or the Cascade stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any distribution to stockholders which is unlawful under Oregon law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, Cascade’s articles of incorporation, as amended, further provide that if Oregon law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Cascade shall be eliminated or limited to the fullest extent permitted by Oregon law as so amended.

Cascade may indemnify and advance expenses as set forth above to an employee or agent of Cascade to the same extent as a director or officer. Cascade’s bylaws also provide for indemnification substantially as described above. Cascade and Cascade Bank are each parties to indemnification agreements with each of its directors. In addition, Cascade and Cascade Bank are each parties to indemnification agreements with each of its directors. Under the Indemnification Agreement, if a director was or is made a party, or is threatened to be made a party, to or is otherwise involved (including, without limitation, as a witness) in any Proceeding (as defined below), Cascade or Cascade Bank, as applicable, will hold harmless and indemnify the director from and against any and all losses, claims, damages, liabilities or expenses (including attorneys’ fees, judgments, fines, taxes or penalties, amounts paid in settlement and other expenses incurred in connection with such Proceeding) to the full extent permitted by law. Proceeding shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the director is, was or becomes involved by reason of the fact that the director is or was a director, officer, employee and/or agent of Cascade or Cascade Bank, as applicable, or that, being or having been such a director, officer, employee and/or agent, the director is or was serving at Cascade’s or Cascade Bank’s, as applicable, request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the director in an official capacity as a director, officer, partner, trustee, employee or agent or in any other capacity while serving as a director, officer, partner, trustee, employee or agent; provided, however, that, except with respect to an action to enforce the provisions of the indemnification agreement, Proceeding shall not include any action, suit or proceeding instituted by or at the direction of the director unless such action, suit or proceeding is or was authorized by the Cascade board of directors.

The foregoing summary is qualified in its entirety by reference to the complete text of Sections 60-387 through 60.413 of the OBCA, Cascade’s articles of incorporation, as amended, and Cascade’s bylaws, as amended and restated.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of October 23, 2013, by and between Cascade Bancorp and Home Federal Bancorp, Inc. (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement).
3.1	Articles of Incorporation of Cascade Bancorp, as amended (filed as Exhibit 3.1 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 15, 2011 (File No. 000-23322), and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Cascade Bancorp (filed as Exhibit 3.2 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
5.1**	Opinion and Consent of Davis Wright Tremaine LLP as to the validity of the securities being registered.
8.1†	Opinion of Hunton & Williams LLP regarding certain tax matters.
8.2†	Opinion of Vorys, Sater, Seymour and Pease LLP regarding certain tax matters.
*10.1	1994 Incentive Stock Option Plan (filed as an exhibit to the registrant’s Registration Statement on Form 10-SB, filed with the SEC in January 1994, and incorporated herein by reference).
*10.2	Incentive Stock Option Plan Letter Agreement (Entered into between the registrant and certain employees pursuant to the registrant’s 1994 Incentive Stock Option Plan) (filed as an exhibit to the registrant’s Registration Statement on Form 10-SB, filed with the SEC in January 1994, and incorporated herein by reference).

Exhibit	Description
*10.3	Deferred Compensation Plans (Established for the Board, certain key executives and managers during the fourth quarter ended December 31, 1995) (filed as Exhibit 10.5 to the registrant’s Form 10-KSB, filed with the SEC on March 28, 1996 (File No. 000-23322), and incorporated herein by reference).
*10.4	2002 Equity Incentive Plan (filed as Exhibit 99.1 to the registrant’s Registration Statement on Form S-8/A, filed with the SEC on April 23, 2003 (File No. 333-87884), and incorporated herein by reference).
*10.5	Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Patricia L. Moss, entered into February 18, 2008 (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on February 19, 2008 (File No. 000-23322), and incorporated herein by reference).
*10.6	Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Gregory D. Newton entered into February 18, 2008 (filed as Exhibit 10.2 to the registrant’s Current Report on Form 8-K, filed with the SEC on February 19, 2008 (File No. 000-23322), and incorporated herein by reference).
*10.7	Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Peggy L. Biss entered into February 18, 2008 (filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K, filed with the SEC on February 19, 2008 (File No. 000-23322), and incorporated herein by reference).
*10.8	Supplemental Employee Retirement Plan between Bank of the Cascades and Patricia L. Moss entered into February 28, 2008 (filed as Exhibit 10.8 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
*10.9	Supplemental Employee Retirement Plan between Bank of the Cascades and Michael J. Delvin entered into March 3, 2008 (filed as Exhibit 10.9 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
*10.10	Supplemental Employee Retirement Plan between Bank of the Cascades and Gregory D. Newton entered into March 20, 2008 (filed as Exhibit 10.10 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
*10.11	First Amended and Restated Change in Control Agreement between Cascade Bancorp, Bank of the Cascades, and Michael J. Delvin entered into December 1, 2008 (filed as Exhibit 10.11 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.12	Agreement, together with Order to Cease and Desist dated August 27, 2009 (filed as Exhibit 99.2 to the registrant’s Current Report on Form 8-K, filed with the SEC on September 2, 2009 (File No. 000-23322), and incorporated herein by reference).
10.13	Written Agreement dated October 26, 2009 between Cascade Bancorp, Federal Reserve Bank of San Francisco and Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities (filed as Exhibit 10.13 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.14	Amended and Restated Securities Purchase Agreement between Cascade Bancorp and David F. Bolger, dated November 16, 2010 (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.15	Amended and Restated Securities Purchase Agreement between Cascade Bancorp and BOTC Holdings LLC, dated November 16, 2010 (filed as Exhibit 10.2 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).

Exhibit	Description
10.16	Securities Purchase Agreement between Cascade Bancorp and LG C-Co, LLC, dated November 16, 2010 (filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.17	Securities Purchase Agreement between Cascade Bancorp and WLR CB AcquisitionCo LLC, dated November 16, 2010 (filed as Exhibit 10.4 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.18	Securities Purchase Agreement between Cascade Bancorp and Weichert Enterprise LLC, Michael F. Rosinus R/O IRA, Keefe Ventures Fund LP, Alden Global Value Recovery Master Fund, L.P. and Cougar Trading, LLC, dated November 16, 2010 (filed as Exhibit 10.5 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.19	Commercial Loan Purchase Agreement between Bank of the Cascades and NW Bend, LLC, dated as of September 22, 2011 (filed as Exhibit 10.24 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.20	Residential Loan Purchase Agreement between Bank of the Cascades and NW Bend, LLC, dated as of September 22, 2011 (filed as Exhibit 10.25 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.21	Registration Rights Agreement, dated as of April 20, 2011, by and among Cascade Bancorp and Michael F. Rosinus R/O IRA (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on April 26, 2011 (File No. 000-23322), and incorporated herein by reference).
*10.22	Form of Indemnification Agreement by and between Cascade Bancorp and certain of its directors (filed as Exhibit 10.22 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.23	Form of Indemnification Agreement by and between Bank of the Cascades and certain of its directors (filed as Exhibit 10.23 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
10.24	Registration Rights Agreement, dated as of January 28, 2011, by and among Cascade Bancorp and the parties thereto (filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K, filed with the SEC on January 31, 2011 (File No. 000-23322), and incorporated herein by reference).
10.25	Shareholders Agreement dated December 27, 2005, by and among Cascade Bancorp, David F. Bolger and Two-Forty Associates (filed as Appendix B to the registrant’s Proxy Statement on Form DEF 14A, filed with the SEC on March 20, 2006 (File No. 000-23322), and incorporated herein by reference).
*10.26	2008 Performance Incentive Plan, as amended (filed as Exhibit 10.26 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.27	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Terry E. Zink, entered into on October 29, 2013 (filed as Exhibit 10.1 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.28	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Gregory D. Newton, entered into on October 29, 2013 (filed as Exhibit 10.2 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.29	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Peggy L. Biss, entered into on October 29, 2013 (filed as Exhibit 10.3 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.30**	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Andrew Gerlicher, entered into on October 9, 2013.
*10.31**	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Daniel Lee, entered into on October 9, 2013.

Exhibit	Description
*10.32**	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Charles Reeves, entered into on November 1, 2013.
*10.33	Deferred Compensation Agreement between Bank of the Cascades and Terry E. Zink, entered into on October 29, 2013 (filed as Exhibit 10.4 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
10.34	Form of Voting Agreement, dated October 23, 2013, between Home Federal Bancorp, Inc. and certain stockholders of Cascade Bancorp (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).
10.35	Form of Voting Agreement, dated October 23, 2013, between Cascade Bancorp and certain stockholders of Home Federal Bancorp, Inc. (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).
*10.36**	Supplemental Employee Retirement Plan between Bank of the Cascades and Peggy L. Biss entered into February 28, 2008.
*10.37**	Amended and Restated Deferred Bonus Agreement between Bank of the Cascades and Peggy L. Biss entered into December 30, 2008.
*10.38**	Amended and Restated Deferred Bonus Agreement between Bank of the Cascades and Gregory D. Newton entered into December 29, 2008.
*10.39**	First Amendment to the Supplemental Employee Retirement Plan between Bank of the Cascades and Gregory D. Newton adopted December 30, 2011.
*10.40**	Executive Employment Agreement between Bank of the Cascades and Sandra R. Gianotti entered into October 11, 2013.
*10.41**	Amended and Restated Deferred Bonus Agreement between Bank of the Cascades and Sandra R. Gianotti entered into December 12, 2008.
*10.42**	Supplemental Employee Retirement Plan between Bank of the Cascades and Sandra R. Gianotti entered into July 10, 2008.
16.1**	Letter from Delap LLP regarding change in certifying accountant.
21.1	Subsidiaries of the registrant (filed as Exhibit 21.1 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
23.1†	Consent of BDO USA, LLP.
23.2†	Consent of Delap LLP.
23.3†	Consent of Crowe Horwath LLP.
23.4**	Consent of Davis Wright Tremaine LLP (included in its opinion filed as Exhibit 5.1).
23.5†	Consent of Hunton & Williams LLP (included in its opinion filed as Exhibit 8.1).
23.6†	Consent of Vorys, Sater, Seymour and Pease LLP (included in its opinion filed as Exhibit 8.2).
24.1**	Power of Attorney (included on the signature page to the Registration Statement filed with the SEC on December 16, 2013).
99.1†	Consent of Macquarie Capital (USA) Inc.
99.2†	Consent of Keefe, Bruyette & Woods, Inc.
99.3†	Form of Proxy Card to be used by Cascade Bancorp.
99.4**	Form of Proxy Card to be used by Home Federal Bancorp, Inc.

*	Management contract or compensatory plan or arrangement.
**	Previously filed.
†	Filed herewith.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(d)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(f)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(g)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bend, State of Oregon, on February 20, 2014.

CASCADE BANCORP

By:	/s/ TERRY E. ZINK Name: Terry E. Zink Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Ryan R. Patrick	Chairman of the Board of Directors	February 20, 2014
/s/ TERRY E. ZINK Terry E. Zink	President, Chief Executive Officer and Director (Principal Executive Officer and Director)	February 20, 2014
* Gregory D. Newton	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 20, 2014
* Jerry E. Andres	Director	February 20, 2014
* Chris C. Casciato	Director	February 20, 2014
* Michael J. Connolly	Director	February 20, 2014
* Henry H. Hewitt	Director	February 20, 2014
* J. Lamont Keen	Director	February 20, 2014
* James B. Lockhart, III	Director	February 20, 2014
* Patricia L. Moss	Director	February 20, 2014
* Thomas M. Wells	Director	February 20, 2014

The undersigned, by signing his name hereto, does hereby sign this document on behalf of the registrant and on behalf of each of the above-named persons indicated above by asterisks, pursuant to a power of attorney duly executed by the registrant and such persons, previously filed with the Securities and Exchange Commission as an Exhibit hereto.

*By: /s/ TERRY E. ZINK Attorney-in-Fact	February 20, 2014

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of October 23, 2013, by and between Cascade Bancorp and Home Federal Bancorp, Inc. (included as Appendix A to the joint proxy statement/prospectus contained in this Registration Statement).
3.1	Articles of Incorporation of Cascade Bancorp, as amended (filed as Exhibit 3.1 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 15, 2011 (File No. 000-23322), and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Cascade Bancorp (filed as Exhibit 3.2 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
5.1**	Opinion and Consent of Davis Wright Tremaine LLP as to the validity of the securities being registered.
8.1†	Opinion of Hunton & Williams LLP regarding certain tax matters.
8.2†	Opinion of Vorys, Sater, Seymour and Pease LLP regarding certain tax matters.
*10.1	1994 Incentive Stock Option Plan (filed as an exhibit to the registrant’s Registration Statement on Form 10-SB, filed with the SEC in January 1994, and incorporated herein by reference).
*10.2	Incentive Stock Option Plan Letter Agreement (Entered into between the registrant and certain employees pursuant to the registrant’s 1994 Incentive Stock Option Plan) (filed as an exhibit to the registrant’s Registration Statement on Form 10-SB, filed with the SEC in January 1994, and incorporated herein by reference).
*10.3	Deferred Compensation Plans (Established for the Board, certain key executives and managers during the fourth quarter ended December 31, 1995) (filed as Exhibit 10.5 to the registrant’s Form 10-KSB, filed with the SEC on March 28, 1996 (File No. 000-23322), and incorporated herein by reference).
*10.4	2002 Equity Incentive Plan (filed as Exhibit 99.1 to the registrant’s Registration Statement on Form S-8/A, filed with the SEC on April 23, 2003 (File No. 333-87884), and incorporated herein by reference).
*10.5	Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Patricia L. Moss, entered into February 18, 2008 (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on February 19, 2008 (File No. 000-23322), and incorporated herein by reference).
*10.6	Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Gregory D. Newton entered into February 18, 2008 (filed as Exhibit 10.2 to the registrant’s Current Report on Form 8-K, filed with the SEC on February 19, 2008 (File No. 000-23322), and incorporated herein by reference).
*10.7	Executive Employment Agreement between Cascade Bancorp, Bank of the Cascades, and Peggy L. Biss entered into February 18, 2008 (filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K, filed with the SEC on February 19, 2008 (File No. 000-23322), and incorporated herein by reference).
*10.8	Supplemental Employee Retirement Plan between Bank of the Cascades and Patricia L. Moss entered into February 28, 2008 (filed as Exhibit 10.8 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
*10.9	Supplemental Employee Retirement Plan between Bank of the Cascades and Michael J. Delvin entered into March 3, 2008 (filed as Exhibit 10.9 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).

Exhibit	Description
*10.10	Supplemental Employee Retirement Plan between Bank of the Cascades and Gregory D. Newton entered into March 20, 2008 (filed as Exhibit 10.10 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
*10.11	First Amended and Restated Change in Control Agreement between Cascade Bancorp, Bank of the Cascades, and Michael J. Delvin entered into December 1, 2008 (filed as Exhibit 10.11 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.12	Agreement, together with Order to Cease and Desist dated August 27, 2009 (filed as Exhibit 99.2 to the registrant’s Current Report on Form 8-K, filed with the SEC on September 2, 2009 (File No. 000-23322), and incorporated herein by reference).
10.13	Written Agreement dated October 26, 2009 between Cascade Bancorp, Federal Reserve Bank of San Francisco and Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities (filed as Exhibit 10.13 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.14	Amended and Restated Securities Purchase Agreement between Cascade Bancorp and David F. Bolger, dated November 16, 2010 (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.15	Amended and Restated Securities Purchase Agreement between Cascade Bancorp and BOTC Holdings LLC, dated November 16, 2010 (filed as Exhibit 10.2 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.16	Securities Purchase Agreement between Cascade Bancorp and LG C-Co, LLC, dated November 16, 2010 (filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.17	Securities Purchase Agreement between Cascade Bancorp and WLR CB AcquisitionCo LLC, dated November 16, 2010 (filed as Exhibit 10.4 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.18	Securities Purchase Agreement between Cascade Bancorp and Weichert Enterprise LLC, Michael F. Rosinus R/O IRA, Keefe Ventures Fund LP, Alden Global Value Recovery Master Fund, L.P. and Cougar Trading, LLC, dated November 16, 2010 (filed as Exhibit 10.5 to the registrant’s Current Report on Form 8-K, filed with the SEC on November 19, 2010 (File No. 000-23322), and incorporated herein by reference).
10.19	Commercial Loan Purchase Agreement between Bank of the Cascades and NW Bend, LLC, dated as of September 22, 2011 (filed as Exhibit 10.24 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.20	Residential Loan Purchase Agreement between Bank of the Cascades and NW Bend, LLC, dated as of September 22, 2011 (filed as Exhibit 10.25 to the registrant’s Annual Report on Form 10-K, filed with the SEC on March 27, 2012 (File No. 000-23322), and incorporated herein by reference).
10.21	Registration Rights Agreement, dated as of April 20, 2011, by and among Cascade Bancorp and Michael F. Rosinus R/O IRA (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K, filed with the SEC on April 26, 2011 (File No. 000-23322), and incorporated herein by reference).

Exhibit	Description
*10.22	Form of Indemnification Agreement by and between Cascade Bancorp and certain of its directors (filed as Exhibit 10.22 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.23	Form of Indemnification Agreement by and between Bank of the Cascades and certain of its directors (filed as Exhibit 10.23 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
10.24	Registration Rights Agreement, dated as of January 28, 2011, by and among Cascade Bancorp and the parties thereto (filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K, filed with the SEC on January 31, 2011 (File No. 000-23322), and incorporated herein by reference).
10.25	Shareholders Agreement dated December 27, 2005, by and among Cascade Bancorp, David F. Bolger and Two-Forty Associates (filed as Appendix B to the registrant’s Proxy Statement on Form DEF 14A, filed with the SEC on March 20, 2006 (File No. 000-23322), and incorporated herein by reference).
*10.26	2008 Performance Incentive Plan, as amended (filed as Exhibit 10.26 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.27	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Terry E. Zink, entered into on October 29, 2013 (filed as Exhibit 10.1 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.28	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Gregory D. Newton, entered into on October 29, 2013 (filed as Exhibit 10.2 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.29	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Peggy L. Biss, entered into on October 29, 2013 (filed as Exhibit 10.3 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
*10.30**	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Andrew Gerlicher, entered into on October 9, 2013.
*10.31**	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Daniel Lee, entered into on October 9, 2013.
*10.32**	Executive Employment Agreement among Cascade Bancorp, Bank of the Cascades and Charles Reeves, entered into on November 1, 2013.
*10.33	Deferred Compensation Agreement between Bank of the Cascades and Terry E. Zink, entered into on October 29, 2013 (filed as Exhibit 10.4 to the registrant’s Form 8-K, filed with the SEC on November 4, 2013 (File No. 000-23322), and incorporated herein by reference).
10.34	Form of Voting Agreement, dated October 23, 2013, between Home Federal Bancorp, Inc. and certain stockholders of Cascade Bancorp (included as Appendix B to the joint proxy statement/prospectus contained in this Registration Statement).
10.35	Form of Voting Agreement, dated October 23, 2013, between Cascade Bancorp and certain stockholders of Home Federal Bancorp, Inc. (included as Appendix C to the joint proxy statement/prospectus contained in this Registration Statement).
*10.36**	Supplemental Employee Retirement Plan between Bank of the Cascades and Peggy L. Biss entered into February 28, 2008.
*10.37**	Amended and Restated Deferred Bonus Agreement between Bank of the Cascades and Peggy L. Biss entered into December 30, 2008.

Exhibit	Description
*10.38**	Amended and Restated Deferred Bonus Agreement between Bank of the Cascades and Gregory D. Newton entered into December 29, 2008.
*10.39**	First Amendment to the Supplemental Employee Retirement Plan between Bank of the Cascades and Gregory D. Newton adopted December 30, 2011.
*10.40**	Executive Employment Agreement between Bank of the Cascades and Sandra R. Gianotti entered into October 11, 2013.
*10.41**	Amended and Restated Deferred Bonus Agreement between Bank of the Cascades and Sandra R. Gianotti entered into December 12, 2008.
*10.42**	Supplemental Employee Retirement Plan between Bank of the Cascades and Sandra R. Gianotti entered into July 10, 2008.
16.1**	Letter from Delap LLP regarding change in certifying accountant.
21.1	Subsidiaries of the registrant (filed as Exhibit 21.1 to the registrant’s Annual Report on Form 10-K/A, filed with the SEC on March 29, 2013 (File No. 000-23322), and incorporated herein by reference).
23.1†	Consent of BDO USA, LLP.
23.2†	Consent of Delap LLP.
23.3†	Consent of Crowe Horwath LLP.
23.4**	Consent of Davis Wright Tremaine LLP (included in its opinion filed as Exhibit 5.1).
23.5†	Consent of Hunton & Williams LLP (included in its opinion filed as Exhibit 8.1).
23.6†	Consent of Vorys, Sater, Seymour and Pease LLP (included in its opinion filed as Exhibit 8.2).
24.1**	Power of Attorney (included on the signature page to the Registration Statement filed with the SEC on December 16, 2013).
99.1†	Consent of Macquarie Capital (USA) Inc.
99.2†	Consent of Keefe, Bruyette & Woods, Inc.
99.3†	Form of Proxy Card to be used by Cascade Bancorp.
99.4**	Form of Proxy Card to be used by Home Federal Bancorp, Inc.

*	Management contract or compensatory plan or arrangement.
**	Previously filed.
†	Filed herewith.